114

07028725

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Galápagos NV

*CURRENT ADDRESS Gen. De Wittelaan L11 A3

2800 Mechelen

Belgium

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 26 2007
THOMSON
FINANCIAL

FILE NO. 82- 35143 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: jwtc

DAT : 12/20/07

Disclaimer

This text is an unofficial translation and may not be used as a basis for solving any dispute

31 MARCH 2003

ROYAL DECREE ON THE OBLIGATIONS OF ISSUERS OF FINANCIAL INSTRUMENTS ADMITTED TO TRADING ON A BELGIAN REGULATED MARKET

(Belgisch Staatsblad / Moniteur belge (Belgian Official Gazette), 29 April 2003)

(Unofficial consolidated text)
Last update : Royal Decree of 22 December 2005
Belgian Official Gazette, 29 December 2005

This unofficial consolidated text of the law is simply a formal consolidation. In consequence, no attempt has been made to rectify references to legislation that has meanwhile been abrogated.

CHAPTER I – SCOPE

Article 1. The provisions of the present decree shall apply to issuers of financial instruments admitted to trading on a Belgian regulated market.

[However, these provisions do not apply to issuers of financial instruments referred to in Article 2, 1°, f) to i), of the Law of 2 August 2002 on the supervision of the financial sector and on financial services.]

[For the purposes of this Decree, "undertakings for collective investment other than of the closed-end type" shall mean Belgian public undertakings for collective investment as referred to in Article 10 of the Law of 20 July 2004 on certain forms of collective management of investment portfolios, as well as foreign undertakings constituted either under the law of contract (as common investment funds managed by management companies) or trust law (as unit trusts) or under articles of association (as investment companies), the sole object of which is the collective investment of financial means provided by the public and which operate on the principle of risk-spreading, and the units of which are, at the request of holders, repurchased or redeemed, directly or indirectly, out of those undertakings' assets. Action taken by an undertaking for collective investment to ensure that the stock exchange value of its units admitted to trading on either a regulated or a non-regulated market does not significantly vary from their net asset value shall be regarded as equivalent to such repurchase or redemption.]

[Amended by Article 1 of the Royal Decree of 28 January 2004 (Belgian Official Gazette, 2 March 2004) and by Article 1 of the Royal Decree of 22 December 2005 (Belgian Official Gazette, 29 December 2005)]

CHAPTER II – GENERAL OBLIGATIONS

Article 2. Issuers shall make the necessary information available to the public in Belgium, in order to ensure the transparency, integrity and proper operation of the market. The information provided shall be true, accurate and genuine, and shall enable holders of financial instruments and the public to assess the effect of the information on the position, business and results of the issuer.

Article 3. § 1. Without prejudice to the other provisions of the present decree, the issuer of financial instruments admitted to trading on both a Belgian regulated market and one or more regulated markets in other Member States of the European Economic Area shall ensure that the information it provides to the Belgian market is equivalent to the information it provides to Member-State markets.

§ 2. Without prejudice to the other provisions of the present decree, the issuer of financial instruments admitted to trading on both a Belgian regulated market and one or more organized markets in States that are not members of the European Economic Area shall ensure that the information it provides to the Belgian market is equivalent to the information it provides to the markets of those States, insofar as that information may be of importance in respect of the valuation of the financial instruments.

CHAPTER III – OBLIGATIONS VIS-À-VIS THE HOLDERS OF FINANCIAL INSTRUMENTS

Article 4. The issuer shall ensure equal treatment of holders of financial instruments who are in similar circumstances.

Article 5. More particularly, issuers in Belgium shall publish as quickly as possible:

1° all information necessary for holders of financial instruments to exercise their corporate rights or their rights attaching to the holding of financial instruments, including the location, date and agenda of general meetings and the manner in which holders of financial instruments can participate in those meetings;

[2° the number of securities conferring voting rights, whether or not representing capital, as well as any rights equivalent thereto, and at least any such change in that number as represents 1% or more of those securities or rights; for issuers governed by Belgian law, the concept of "securities conferring voting rights, whether or not representing capital" shall be understood within the meaning of the Law of 2 March 1989 concerning the disclosure of large shareholdings in companies listed on the stock

exchange and regulating takeover bids, and the concept of "rights equivalent thereto" within the meaning of the Royal Decree of 10 May 1989 concerning the disclosure of large shareholdings in companies listed on the stock exchange;]

3° all information regarding the rights attaching to the holding of financial instruments and, among other things, the notices or announcements concerning the allocation or payment of dividends or interest, and concerning transactions regarding the issue and allocation of, subscription to, cession of rights in respect of, and conversion or exchange of financial instruments, as well as the attendant guarantees;

4° the appointment of a financial institution as agent with which holders of financial instruments can exercise their financial rights, save where the issuer itself provides the financial service in Belgium.

[The first paragraph, 2°, does not apply to undertakings for collective investment other than of the closed-end type [...] or to issuers for which only securities other than those conferring voting rights are admitted to trading on a Belgian regulated market.]

[Amended by Article 2 of the Royal Decree of 28 January 2004 (Belgian Official Gazette, 2 March 2004) and by Article 2 of the Royal Decree of 22 December 2005 (Belgian Official Gazette, 29 December 2005)]

CHAPTER IV – OBLIGATIONS IN RESPECT OF THE PROVISION OF INFORMATION

Section 1 – Obligations in respect of occasional information

Article 6. § 1. Issuers shall publish forthwith:

1° all information in the sense of Article 10, § 1, 1°, *b*, of the Law of 2 August 2002;

2° all amendments to the conditions, rights or guarantees linked to the various types of financial instrument, as well as to underlying financial instruments.

§ 2. Information that is required to be published by virtue of § 1 shall also include financial data, where the issuer has such data.

§ 3. Where the financial instruments are securities that represent capital:

1° issuers governed by the law of a Member State of the European Economic Union shall, as soon as they are aware of them, publish in Belgium the changes in the structure of major participations in their capital that they are required to publish in the Member State whose laws they are subject to;

2° issuers governed by the law of a State that is not a member of the European Economic Area shall, within at most nine calendar days, inform the public in Belgium each time

they are aware of the acquisition or transfer by a natural or legal person of a number of shares that leads to the participation of that person in their capital amounting to more or less than 10%, 20%, 1/3, 50% and 2/3.

Article 7. Article 6, § 1, 1°, does not apply to States, public bodies or international institutions, or to transactions carried out for reasons linked to monetary policy, exchange-rate policy or the policy concerning the management of public debt by the European System of Central Banks, by a national central bank, by any other institution officially appointed for that task, or by any other person acting on their behalf.

Article 6, § 3, does not apply to [undertakings for collective investment other than of the closed-end type.]

[Amended by Article 3 of the Royal Decree of 22 December 2005 (Belgian Official Gazette, 29 December 2005).]

Section 2 – Obligations in respect of periodic information

Article 8. § 1. Issuers shall publish a half-yearly and an annual statement on their business and their results. The half-yearly statement shall concern the first six months of each financial year.

The statement shall be published within three months after expiry of the period concerned.

Where the issuer publishes consolidated annual accounts, it shall publish its half-yearly and annual statements in consolidated form.

§ 2. The half-yearly and annual statement shall consist of figures and comments on the issuer's activities and results during the period under review.

§ 3. Figures shall be given in tabular form.

Where the issuer does not publish consolidated annual accounts, the figures shall include at least the net turnover, the operating result, the financial result, the result from normal activities, the extraordinary result, the result before tax, taxes and the net result.

Where the issuer publishes consolidated annual accounts, the figures shall include at least the net turnover, the operating result, the financial result, the result from normal activities, the extraordinary result, the result before tax, taxes, the share in the result of companies consolidated according to the equity method, and the consolidated result, as well as the share of the group in the consolidated result.

Per share, the result from normal activities and, as the case may be, the net result or the group's share in the consolidated result shall also be stated.

Where the issuer has paid out a dividend or an interim dividend, or is proposing to do so, the dividend or interim dividend paid or proposed shall be stated in the figures contained in the statement.

Beside each such figure, the figure for the corresponding period of the preceding financial year shall be stated.

§ 4. The comment referred to under § 2 shall contain all significant data to enable investors to make an informed assessment of the position of the issuer, the development of its activities and its results; shall state all the particular factors that have had an impact on the aforementioned elements during the period under review; and shall enable a comparison to be made with the corresponding period of the preceding financial year. In particular, they shall concern the figures referred to under § 3.

Insofar as possible, the comment shall also cover expected developments at the issuer during the current financial year.

§ 5. Where the figures referred to under § 3, second and third paragraphs, fail to appropriately reflect the activities or the position of the issuer, the issuer shall replace them by pertinent figures that shall provide information equally detailed as the information referred to under § 3.

§ 6. Where the accounting data given in the statement have been examined by the issuer's auditor, his report and any reserve he may have issued shall be reproduced in full. Where the accounting data have not been examined by the auditor, this shall be expressly mentioned in the half-yearly statement.

The annual statement shall make explicit mention of whether or not the accounting data have been examined by the auditor. Where they have been examined, the statement shall make mention of the extent of the auditor's examinations and whether, in his report, he has made any reserve. Where reserve has been made in the auditor's report, it shall be reproduced in full in the annual statement.

§ 7. Where an issuer governed by the law of a State that is not a member of the European Economic Area publishes a half-yearly statement or a half-yearly report and/or an annual statement in that State, the Banking, Finance and Insurance Commission may, without prejudice to the provisions of Article 12, authorize publication of that half-yearly statement or a half-yearly report and/or an annual statement instead of the half-yearly or annual statement required pursuant to the present article, provided that the information given is equivalent to that arising from application of the present article.

Article 9. § 1. Where an issuer publishes a quarterly statement, the following rules shall apply:

1° where the issuer does not publish consolidated annual accounts, the figures provided in tabular form shall include at least the turnover, the result from normal activities and the net result;

2° where the issuer publishes consolidated annual accounts, the figures provided in consolidated form shall include at least the turnover, the result from normal activities, the consolidated result and the share of the group in the consolidated result;

3° per share, the result from normal activities and, as the case may be, the net result or the group's share of the consolidated result shall also be mentioned in the statement.

§ 2. Article 8, § 1, third paragraph, § 2, § 3, fifth and sixth paragraphs, § 4, § 5, § 6, first paragraph, and § 7 shall apply to the quarterly statement.

Article 10. Issuers shall publish their annual accounts, their annual report and the report of the auditors no later than fifteen days before their annual general meeting.

Where an issuer prepares both non-consolidated and consolidated annual accounts, both sets of accounts, as well as the annual and auditors' reports related thereto shall be published. Without prejudice to the provisions of the Code on Companies, the Banking, Finance and Insurance Commission may, however, allow the issuer to publish solely the consolidated annual accounts, provided the non-consolidated annual accounts do not contain any significant supplementary information.

Where an issuer publishes the documents referred to in the first paragraph within three months after the end of the financial year, it shall not be required to publish the annual statement referred to in Article 8, provided it publishes a notice indicating how the public can obtain such documents.

Article 11. The issuer shall publish the special reports as referred to in the Code on Companies, as well as the draft texts of amendments to its deed of incorporation or to its articles of association within the term laid down by the Code on Companies for those reports to be made available to the public or to holders of financial instruments.

Art 12. The figures in the statements as referred to in Articles 8 and 9, as well as the annual accounts – consolidated or otherwise – and the attendant annual reports as referred to in Article 10, shall be drawn up in accordance with the provisions laid down by or in application of the Decrees or Directives of the European Community.

However, where, in respect of an issuer governed by the law of a State that is not a member of the European Economic Area, the figures in the statements as referred to in Articles 8 and 9, as well as the annual accounts – consolidated or otherwise – and the attendant annual reports as referred to in Article 10, are not in accordance with the provisions laid down by or in application of the Decrees or Directives of the European Community and where they do not give a true and fair view of the assets, financial

position and the result of the issuer, that issuer shall provide more extensive or supplementary information.

Where, in respect of an issuer governed by the law of a State that is not a member of the European Economic Area, the figures in the statements as referred to in Articles 8 and 9 are not in accordance with the provisions laid down by or in application of the Decrees or Directives of the European Community, the Banking, Finance and Insurance Commission may request the issuer to submit to it within fifteen days a declaration on the part of the issuer's auditor or the supervisory authority of the issuer's country of origin, indicating that the numerical data in the half-yearly, annual and quarterly statements has been drawn up in accordance with the accounting standards applying to the issuer.

Until the financial year commencing on 1 January 2007, the third paragraph shall apply to issuers that are governed by the law of a Member State of the European Economic Area and that, pursuant to their national law, are allowed to draw up their accounts in accordance with standards other than those laid down by or in application of the Decrees or Directives of the European Community.

Article 13. § 1. The present section does not apply to States, public bodies or international institutions.

§ 2. The obligation to draw up a half-yearly statement does not apply to:

1° issuers, the only securities of which admitted to trading on a regulated market are those that do not represent capital and that confer no right to subscribe to or acquire securities that represent capital;

2° issuers of securities that confer a right to subscribe to or acquire securities that represent the capital of another issuer and that are admitted to trading on a regulated market or require that there be subscription to or acquisition of such securities.

§ 3. The obligation to draw up a half-yearly statement does not apply to:

1° [undertakings for collective investment other than of the closed-end type;]

2° the central bank of a Member State of the European Economic Area;

3° [...]

[Amended by Article 4 of the Royal Decree of 22 December 2005 (Belgian Official Gazette, 29 December 2005).]

CHAPTER V – COMMUNICATION AND PUBLICATION

Article 14. § 1. Issuers shall apply all requisite means to ensuring that there is equivalent provision of information among the public at large.

§ 2. [Save where the rules regarding publication are laid down by or in application of the Code on Companies, the information the issuers publish pursuant to Chapters III and IV of the present decree – with the exception of that as referred to in Article 5, first paragraph, 2° and 4°, in Article 6, § 1, 1°, in Article 9, in Article 10, first paragraph, and in Article 11 – shall be published by insertion in one or more daily newspapers with a national or substantial circulation in Belgium.] Over and above that insertion, issuers may also publish the information on their website, on the conditions as referred to in § 7 of the present article, or on the website of the market operator organizing the market on which the issuer's financial instruments are traded.

Following open consultation in the sense of Article 2, 18°, of the Law of 2 August 2002, the Banking, Finance and Insurance Commission may, by regulation, permit issuers to publish the information as referred to in the first paragraph exclusively via their website or via the website of the market operator organizing the market on which the issuer's financial instruments are traded.

§ 3. The information as referred to in Article 5, first paragraph, [2° and 4°], may be published either on the website of the issuer or by insertion in one or more daily newspapers with a national or substantial circulation in Belgium.

The information as referred to in Article 6, § 1, 1°, [and in Article 9,] may be published either on the website of the issuer, or on the website of the market operator organizing the market on which the issuer's financial instruments are traded, or by insertion in one or more daily newspapers with a national or substantial circulation in Belgium.

Issuers shall publish the information as referred to in Article 10, first paragraph, in brochure form.

Issuers shall place the special reports, as well as the draft texts of amendments to their deed of incorporation or their articles of association as referred to in Article 11, on their website. This form of publication may be substituted by making the said information available to the public in the form of a written text at the locations stated in advertisements in one or more daily newspapers as referred to in the second paragraph.

§ 4. For issuers incorporated under foreign law, publication as referred to under § 2 may be substituted by making the said information available to the public in Belgium in the form of a written text at the locations stated in advertisements in one or more daily newspapers as referred to in the second paragraph.

§ 5. [Issuers publishing, in accordance with §§ 2 to 4, information referred to in Article 5, first paragraph, 1° and 3°, and in Articles 6, 8, 9 and 10, shall at the same time provide a copy of it to one of the press agencies established in Belgium, with which most of the daily newspapers as referred to in § 2, first paragraph, have a contractual subscription, as

well as to the market operator that organizes the market concerned. Issuers publishing, in accordance with §§ 2 to 4, information referred to in Article 5, first paragraph, 2° and 4°, and in Article 11, shall at the same time provide to one of the press agencies established in Belgium, with which most of the daily newspapers as referred to in § 2, first paragraph, have a contractual subscription, as well as to the market operator that organizes the market concerned, a notice in which they indicate where the information concerned can be obtained.]

§ 6. The information as referred to in §§ 2 to 4 shall be drawn up in one of the national languages, in conformity with any Belgian legal regulations in force or, in the absence of such regulations, in another language, provided that, in Belgium, that language is in current use in financial affairs and is accepted by the Banking, Finance and Insurance Commission.

§ 7. Issuers may make use of their website to publish the information as referred to in the present decree, provided that the following conditions are observed:

1° that, on the website, there be a separate, updated section reserved for financial and obligatory information that is freely available to everyone at no charge;

2° that, on the website, a calendar be published of the periodic publications of the issuer and that any postponement of any publication be announced on that website;

3° that, once they have subscribed, the website enable holders of financial instruments and all interested parties to receive all information as referred to in the present decree via e-mail sent concurrently with publication;

4° that, on the website, all information be placed that, pursuant to the present decree, has been published in the latest three years;

5° that, on the website, the warnings and information about the issuer be placed that the Banking, Finance and Insurance Commission publishes in accordance with Article 16, § 1, second paragraph, and § 2.

The Banking, Finance and Insurance Commission may, by regulation, impose additional conditions on issuers in respect of the use of their website for publication of the information referred to in the present decree.

[Amended by Article 3 of the Royal Decree of 28 January 2004 (Belgian Official Gazette, 2 March 2004).]

Article 15. Issuers shall provide all information referred to in the present decree to the Banking, Finance and Insurance Commission forthwith and no later than the moment when it is made available to the public or holders of financial instruments.

CHAPTER VI – SUPERVISION B Y THE BANKING, FINANCE AND INSURANCE COMMISSION

Article 16. § 1. Where the Banking, Finance and Insurance Commission is of the opinion that:

1° information made available by the issuer, pursuant to the present decree, to holders of financial instruments or the public is incomplete or inadequate for an informed assessment to be made of the position, the business and results of the issuer or for an informed opinion to be made of the planned operation, or, more particularly, that the annual accounts – consolidated or otherwise – and the attendant annual reports, as well as the statements as referred to in Articles 8 and 9 do not give a full as well as true and fair view of or could mislead the public about the position, business or results of the issuer;

2° information has not been made available to holders of financial instruments or to the public within the periods laid down by or in application of the Code on Companies;

3° there is or could be a threat to the equal treatment of holders of financial instruments;

4° the issuer is not observing one or more of the obligations on it arising from the present decree;

5° the issuer is failing to make available to holders of financial instruments or the public in Belgium information, as referred to in the present decree, at least equivalent to that which it disseminates in other States, insofar as that information may be of importance in the valuation of the financial instruments;

it shall notify its opinion to the issuer concerned and summon the issuer to present its comments within the term the Banking, Finance and Insurance Commission specifies.

After expiry of the term it has specified, the Banking, Finance and Insurance Commission may, at the issuer's expense and according to the method it determines, publish a warning. Where the Banking, Finance and Insurance Commission deems it appropriate, that warning may, in order to take account of the issuer's comments, be at variance with the Banking, Finance and Insurance Commission's initial standpoint.

§ 2. Where the protection of investors so requires, the Banking, Finance and Insurance Commission may summon an issuer to publish specific information in the form and within the term it specifies. Where the issuer fails to respond to that summons, the Banking, Finance and Insurance Commission may itself publish such information at the issuer's expense.

§ 3. The Banking, Finance and Insurance Commission may, as a precautionary measure, require that, in the future, the issuer provide it with the information referred to in the

present decree before it is published and in a way specified by the Banking, Finance and Insurance Commission, so that *a priori* supervision is made possible.

CHAPTER VII – CONCLUDING PROVISIONS

Article 17. The Royal Decree of 3 July 1996 on the obligations imposed upon issuers whose financial instruments are listed on the first market or on the new market of a stock exchange with respect to occasional information and the Royal Decree of 3 July 1996 on the obligations imposed upon issuers whose financial instruments are listed on the first market or on the new market of a stock exchange with respect to periodic information are repealed.

Article 18. The present decree shall enter into force on the date that Chapter II, Article 10 and Section 8, of the Law of 2 August 2002 concerning the supervision of the financial sector and of financial services comes into force. The Minister of Finance shall publish a notice in the Belgian Official Gazette, whereby the date of the entry into force is announced.

Article 19. Our Minister of Finance is charged with implementation of the present decree.

Galápagos

GLPG
2007

INTERIM REPORT

INTERIM REPORT

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The Interim Report may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

LETTER TO OUR SHAREHOLDERS

Dear Shareholder:

In the first six months of 2007, Galapagos has made substantial progress in both our Drug Discovery and BioFocus DPI divisions. Within our Drug Discovery division, we reached striking results in our proprietary therapeutic programs in bone and joint diseases in this first half year, keeping us well on track for initiating phase I clinical studies in 2008. In our alliance with GlaxoSmithKline in osteoarthritis, Galapagos achieved three milestones and expanded the alliance with drug discovery programs based on GSK targets. GSK also made an equity investment of €4.4 M in Galapagos. We obtained new and strong animal data in our arthritis programs and also strengthened our r&d portfolio considerably with progression in the acquired ProSkelia programs. The smooth integration of ProSkelia was illustrated by the recent milestone achievement in the antibody collaboration with Novartis. The Drug Discovery division is well on track with revenues of €5.4 M versus costs of €15.7 M on a segment basis, in line with our expectations. The Company will continue to invest in its research and development to strengthen its leadership position in drug development in bone and joint diseases.

Our BioFocus DPI service division almost doubled its revenues, at a 95% growth rate compared to the first six months of 2006, with total revenues of €22.5 M and a healthy organic growth of 12%. A high level of fixed costs has led to a loss for the division of €2.6 M over the first six months. This arises from certain one-time costs post acquisition as well as integration costs. A cost improvement program is now well underway, based on synergies and consolidation, which will reduce our cost base in the latter half of 2007 and establish a cost structure for future profitability. We believe that the acquisitions of the DPI operations and Inpharmatica in 2006 have created a service company capable of generating significant cash flows in future years, thereby reducing the Company's need for external funding for internal drug discovery programs.

Overall, Galapagos recorded revenues of €26.3 M for the first six months, an increase of 140% over the first six months of 2006, and is well on track to meet full year revenue guidance of €54-58 M.

Acceleration of our therapeutic programs

The Drug Discovery division is showing exciting results and the programs are progressing toward the clinic across all three therapeutic areas. The division delivered a total of €4.6 M in milestone revenues in the first half of 2007. Lead compounds in the rheumatoid arthritis program show significant disease-modifying properties in the industry gold standard animal model, including protection against bone loss and reduction in joint swelling. In the osteoarthritis program, we have demonstrated Proof of Principle in an animal model through an increase in cartilage and bone. In the anti-catabolic approach for osteoarthritis, our proprietary lead compounds show prevention of cartilage degradation. In our osteoporosis programs, Galapagos announced in June that Wyeth licensed three proprietary bone anabolic drug targets from the 2003 research agreement, resulting in a €1.05 M milestone payment. In rodent studies the SARM and OARA compounds against osteoporosis show an increase in bone strength to a higher level than bisphosphonates, the drugs currently marketed for treatment of osteoporosis. The strong results in all three of our core bone & joint disease programs encourage us to retain our focus of bringing proprietary drugs towards and into the clinic. With the help of Clinquest Inc., acting Chief Medical Officer Cees Wortel is building the clinical infrastructure necessary to initiate Phase I studies in Galapagos' bone & joint programs in 2008.

Estrogen glucoside

Given the success and quality of the internal drug discovery programs, the Company has decided to focus all of its internal resources on these programs and only pursue the estrogen glucoside program in the event a commercial partner is found. Galapagos obtained a license option for estrogen glucoside through the acquisition of ProSkelia in December 2006. Preliminary discussions have been initiated with several parties interested in this program.

Expansion of Galapagos' alliance with GSK in osteoarthritis

In June 2006, Galapagos and GlaxoSmithKline entered into a broad alliance to discover and develop novel drugs in osteoarthritis. In this multi-year, multi-program alliance, Galapagos is developing molecules based on proprietary

targets and taking these through to clinical Proof of Concept (Phase IIA), with the option for GSK to further develop and market the resulting drugs. Three milestones have been achieved in the first half of 2007, resulting in payments of €3.6 M from GSK. In June 2007, the scope of the alliance was expanded to include up to two drug discovery programs on selected GSK drug targets. Under the expanded agreement, Galapagos could obtain up to €186 M in total milestones and up to double digit royalties on worldwide sales of two marketed products. With this alliance expansion, the total downstream milestones of all alliances could result in payments to Galapagos in excess of €300 M.

Growth and performance of the service division

BioFocus DPI showed a year-on-year growth of 95%, which was due for a large part to the acquisition of the activities of Discovery Partners International and Inpharmatica in 2006. These acquisitions expanded the products and services of BioFocus DPI, propelling our service division into a top tier position in drug discovery worldwide. BioFocus DPI achieved an organic growth of 12% in the first half of 2007, slightly below our target growth for full year 2007 of 15%. BioFocus DPI announced deals with existing partners such as Amgen, AstraZeneca, Ono Pharmaceuticals, Johnson & Johnson and Cancer Research Technology, as well as with new customers such as the US Environmental Protection Agency and the University of Bristol and University of Rochester. The segment loss for BioFocus DPI over the first six months of the year was €2.6 M. Synergies and savings will become apparent as our cost saving measures work through the rest of 2007 and 2008. This should lead to a well integrated, efficient and cost effective service organization. The target discovery operations were relocated to state-of-the-art facilities in Leiden. The efficiency and profitability of the high-throughput screening and natural products businesses will improve by merging the Heidelberg operations into the Basel operations later this year. Additionally, in November the activities in Cambridge (UK) will be relocated to BioFocus DPI headquarters in Saffron Walden, facilitating easy interaction between the medicinal chemistry and ADMET teams. Galapagos expects that these initiatives will generate cost savings, towards profitability of the service division BioFocus DPI in the years to come.

Company outlook in the second half of 2007

Based on the visibility in our revenue streams, we reiterate our full-year 2007 revenue guidance of €54 to €58 million, a 150 - 165% increase in annual consolidated sales of 2006. We maintain our guidance for r&d expenditure of €33 million and, based on the contracts in our pipeline, maximum cash burn of €20 million, expecting to result in a 2007 year end cash position exceeding €31 million.

We continue to move forward on the strategic objectives for 2007:

- Delivery of pre-clinical candidates in RA and OP
- Continued growth of the BioFocus DPI service division
- Increased revenues from milestone payments to offset r&d costs
- Partnering with big pharma for long term value creation

We would like to thank our staff for their efforts to deliver these results, and all our shareholders for their continued support. Galapagos remains on track to assert a leadership position in both drug discovery services and bone & joint disease therapy development.

Onno van de Stolpe Chief Executive Officer	Raj Parekh Chairman

UNAUDITED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE

Thousands of €	2007	2006
Revenue	**25,034**	**10,210**
Cost of sales	-14,812	-5,758
Gross profit	**10,222**	**4,452**
Other income	1,250	763
R&D Expenditure	-15,740	-4,045
General and administrative costs	-11,673	-5,334
Sales and marketing expenses	-1,090	-951
Integration costs	-167	-106
Operating loss	**-17,198**	**-5,221**
Finance costs/income	-22	-344
Other non operating result	16	
Loss before tax	**-17,204**	**-5,565**
Taxes	477	61
NET LOSS FOR THE PERIOD	**-16,727**	**-5,504**
Basic and diluted loss per share	-0.72	-0.42

UNAUDITED CONSOLIDATED BALANCE SHEET

ASSETS

Thousands of €	30 Jun 07	31 Dec 06	30 Jun 06
NON-CURRENT ASSETS	**81,200**	**87,781**	**44,611**
Goodwill	35,948	35,560	29,112
Intangible assets	17,216	17,844	4,578
Property plant and equipment	26,013	25,965	9,939
Deferred tax assets	727	727	-
Available for sale financial assets	998	1,054	982
Other non-current assets	298	6,631	-
CURRENT ASSETS	**66,562**	**79,865**	**29,778**
Inventories	4,802	3,499	4,045
Trade and other receivables	24,702	24,847	5,729
Cash and cash equivalents	37,058	51,519	20,004
TOTAL ASSETS	**147,762**	**167,646**	**74,389**

EQUITY AND LIABILITIES

Thousands of €	30 Jun 07	31 Dec 06	30 Jun 06
Total equity	**104,188**	**109,542**	**55,798**
Share capital	111,985	104,396	68,473
Share premium account	48,268	44,170	20,560
Translation differences	-302	9	-
Accumulated losses	-55,763	-39,034	33,235
TOTAL LIABILITIES	**43,574**	**58,104**	**18,591**
NON-CURRENT LIABILITIES	**20,870**	**28,826**	**6,286**
Pension liabilities	861	905	-
Provisions	16,607	22,089	-
Deferred tax liabilities	508	594	1,548
Finance lease liabilities	2,252	4,595	4,675
Other non-current liabilities	642	643	63
CURRENT LIABILITIES	**22,704**	**29,278**	**12,305**
Provisions	365	556	-
Financial liabilities	3,690	3,172	2,000
Trade and other payables	18,631	25,431	9,711
Current income tax payable	18	119	594
TOTAL EQUITY AND LIABILITIES	**147,762**	**167,646**	**74,389**

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX MONTHS ENDED 30 JUNE

Thousands of €	2007	2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**51,519**	**23,617**
Cash used in operations	**-19,264**	**-1,492**
Interest paid	-769	-370
Income taxes received	5,520	134
NET CASH USED IN OPERATING ACTIVITIES	**-14,513**	**-1,728**
Purchase of property, plant and equipment	-3,020	-774
Purchase of and expenditure in intangible assets	-297	
Interest received and other financial income	762	50
NET CASH USED IN INVESTING ACTIVITIES	**-2,553**	**-724**
Repayment of obligations under finance lease	-1,825	-1,569
Proceeds of capital increase, net of issue cost	4,430	408
NET CASH USED IN FINANCING ACTIVITIES	**2,605**	**-1,161**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	**-14,461**	**-3,613**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**37,058**	**20,004**

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

Thousands of €	Share capital	Share premium	Translation differences	Retained earnings	Total
Balance on 1 Jan 2006	**69,049**	**19,816**	**3**	**-27,731**	**61,137**
Exchange differences on translating foreign operations			6	33	39
Net result				-11,335	-11,335
Share based compensation	703				703
Issue of share capital	35,781	24,354			60,135
Cost of capital increase	-1,596				-1,596
Exercise warrants	459				459
Balance on 31 Dec 2006	**104,396**	**44,170**	**9**	**-39,034**	**109,542**
Exchange differences on translating foreign operations			-311		-311
Net result				-16,727	-16,727
Share based compensation	216				216
Issue of share capital	6,740	4,099			10,839
Cost of capital increase	363				363
Exercise warrants	267				267
Rounding	3	-1		-2	-1
Balance on 30 Jun 2007	**111,985**	**48,268**	**302**	**-55,763**	**104,188**

UNAUDITED SEGMENT REPORTING FOR THE SIX MONTHS ENDED 30 JUNE

2007

Revenue

Thousands of €	Drug Discovery	BioFocus DPI	Inter-segment eliminations	Total
External sales	5,416	19,618		25,034
Inter-segment sales		2,896	-2,896	
Segment result	**5,416**	**22,514**	**-2,896**	**25,034**

Inter-segment sales are charged at prevailing market rates

Result

Thousands of €	Drug Discovery	BioFocus DPI	Inter-segment eliminations	Total
Segment result	-10,324	-2,626		-12,950
Unallocated expenses				
G & A costs				-4,080
Integration costs				-168
Operating loss				**-17,198**
Net finance costs				-22
Other non-operating results				16
Loss before taxation				**-17,204**
Income tax credit				477
Net loss for the period				**-16,727**

2006

Revenue

Thousands of €	Drug Discovery	BioFocus DPI	Inter-segment eliminations	Total
External sales	119	10,091		10,210
Inter-segment sales		1,470	-1,470	
Segment result	**119**	**11,561**	**-1,470**	**10,210**

Inter-segment sales are charged at prevailing market rates

Result

Thousands of €	Drug Discovery	BioFocus DPI	Inter-segment eliminations	Total
Segment result	-5,192	2,404		-2,788
Unallocated expenses				
G & A costs				-2,327
Integration costs				-106
Operating loss				**-5,221**
Net finance costs				-344
Loss before taxation				**-5,565**
Income tax credit				61
Net loss for the period				**-5,504**

EXPLANATORY NOTES FOR GALAPAGOS' UNAUDITED SIX MONTHS RESULTS ENDED 30 JUNE 2007

Accounting policies

The accounting policies and methods of computation in the interim financial statements are consistent with the most recent annual financial statements.

Business segments

For management purposes, the Group is divided into two operating divisions: Drug Discovery and BioFocus DPI. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Drug Discovery

Internal drug discovery programs focused on finding new drugs against diseases that affect the joints and bones. The division has successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis. Proprietary target sets resulting from these programs are used for the group's internal development programs, combined with selected out-licensing and partnering of projects during development.

On 22 December 2006, Galapagos acquired ProSkelia SASU from a wholly owned subsidiary of ProStrakan Group plc (UK). With ProSkelia, Galapagos obtained r&d operations focused on bone diseases as well as a product portfolio in three pre-clinical products in bone diseases (osteoporosis and bone metastasis), and one pre-clinical product in cachexia (muscle atrophy and weight loss).

BioFocus DPI

The BioFocus DPI division provides discovery services to the pharmaceutical sector as well as the Drug Discovery division of Galapagos and is a supplier of tools and reagents for use in target and drug discovery. The Group has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with human gene sequences to knock-down or knock-in specific human proteins in disease-mimicking cellular assays. This technology enables an efficient analysis of the function of individual human proteins in disease processes. The Group previously provided access to this platform through the services business unit Galadeno, but after the acquisition of BioFocus used the BioFocus trade name. In addition BioFocus has a range of focused collections of small molecules that are marketed under the SoftFocus® and Thematic Analysis™ trade names. BioFocus provides biology and medicinal chemistry services to accelerate the customer programs toward the clinic. In doing so it has formed numerous partnerships with leading pharmaceutical, biotechnology and nutraceutical companies.

On 5 July 2006 Galapagos acquired the operational activities of DPI as part of its strategy to become a worldwide leader in drug discovery services, ranging from target discovery to the delivery of candidate drugs. The acquired operations include DPI's drug discovery services sites San Diego and South San Francisco (USA), Basel (Switzerland) and Heidelberg (Germany) as well as DPI's Japanese sales office in Tokyo. These operations strengthened and broadened the BioFocus product offering and global presence. The acquisition also provided Galapagos with additional capacity to deliver on its drug discovery and development alliance in osteoarthritis with GlaxoSmithKline, announced in June 2006. From July 2006 the service division traded under the name of BioFocus DPI.

On 5 December 2006, Galapagos acquired Inpharmatica Limited (UK) through an all-share offer. The acquired Admensa and Chematica platforms were integrated into the BioFocus DPI service division offering, thereby enhancing the division's ability to help clients select drug targets and compounds throughout the drug discovery process.

Details of the unaudited half-year 2007 financial results

Revenue

Galapagos' revenues for the first half of 2007 amounted to €25.0 M compared to €10.2 M recorded in the same period of 2006. Total revenues including other income amounted to €26.3 M compared to €11.0 M in the same period of 2006. This growth is attributable to organic growth of BioFocus DPI as well as the acquisitions of the DPI operations in July 2006, and of Inpharmatica and ProSkelia in December 2006. The revenues from acquired operations are fully reflected in the first half of 2007, but not in the consolidated results of the first half of 2006.

Results

The net loss for the first half-year of 2007 was €16.7 M, including restructuring and one-off costs of €2.7 M, compared to the loss of €5.5 M for the first six months of 2006.

Total research and development expenses in the first half-year of 2007 were €15.7 M compared to €4.0 M in the same period of 2006.

General and administrative expenses were €11.7 M in the first half of 2007, including €2.7 M restructuring and other one-off costs, compared to €5.3 M in the first six months of 2006. Again, this is directly attributable to the acquisitions of the DPI operations in July 2006, and of Inpharmatica and ProSkelia in December 2006 and therefore is fully reflected in the first half of 2007, but not in the consolidated results of the first half of 2006.

Cash flow and cash position

A net decrease of €14.5 M in cash and cash equivalents was recorded during the first half of 2007. The cash used in operations was €19.3 M, as compared to €1.5 M during the same period in 2006; this is a result of the planned increase in r&d costs, the BioFocus DPI segment result, and restructuring and other one-off costs. Proceeds of the capital increase related to the GSK alliance amounted to €4.4 M. Galapagos' cash and cash equivalents amounted to €37.1 M on 30 June 2007.

STOCK INFORMATION

Listings

Euronext Brussels	GLPG
Euronext Amsterdam	GLPGA
London Stock Exchange AiM	GLPG

Development of share price


Galapagos vs. ING Biotech index (price index)
12
11
10
9
8
7
6
06-05-05
06-11-05
06-05-06
06-11-06
06-05-07
Galapagos
ING Biotech Index

Financial Calendar 2007

Annual results 2007	7 March 2008
Annual shareholders meeting	3 June 2008

CORPORATE INFORMATION

Registered office
Galapagos NV has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Business number
Galapagos NV is registered with the Register of Legal Entities ("Rechtspersonenregisters") under business number 0466.460.429. Galapagos is registered in Mechelen, Belgium.

Legal form
Galapagos NV is a limited liability company ("naamloze vennootschap") incorporated under Belgian law. It has the capacity of a company that has called upon and calls upon public savings. Galapagos NV is incorporated for an unlimited duration.

Financial year
The financial year starts on 1 January and ends on 31 December.

Group structure
Following is an overview of all subsidiaries within the Galapagos NV Group:

Name of the subsidiary	Shareholder	Total shares held by Group
Galapagos Genomics BV	Galapagos NV	100%
BioFocus DPI (Holdings) Ltd	Galapagos NV	100%
BioFocus DPI Ltd	BioFocus DPI (Holdings) Ltd	100%
BioFocus Inc	BioFocus DPI (Holdings) Ltd	100%
Cambridge Drug Discovery Holding Ltd	BioFocus Discovery Ltd	100%
Cambridge Genetics Ltd	Cambridge Drug Discovery Holding Ltd	100%
Cambridge Discovery Ltd	Cambridge Drug Discovery Holding Ltd	100%
Compound Focus Inc	BioFocus DPI Inc	100%
BioFocus DPI AG	Galapagos NV	100%
Discovery Partners International GmbH	BioFocus DPI AG	100%
BioFocus DPI Inc	BioFocus Inc	100%
Xenometrix Inc	BioFocus Inc	100%
BioFocus DPI LLC	BioFocus Inc	100%
Inpharmatica Ltd	Galapagos NV	100%
ProSkelia SASU	Galapagos NV	100%

Statutory auditor
Deloitte Bedrijfsrevisoren
Louizalaan 240
1050 Brussels, Belgium

Availability of the Interim Report
This document is available to the public free of charge and upon request:
Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
B-2800 Mechelen, Belgium
Tel: +32 15 34 29 00
ir@glpg.com

For informational purposes, an electronic version of the Interim Report 2007 is available on the website of Galapagos, www.glpg.com.

Galápagos

For immediate release **26 October 2007**

Galapagos creates new warrant plan

Mechelen, Belgium; 26 October 2007 - Galapagos NV (Euronext & LSE: GLPG) announced today that its Board of Directors has created and offered 114,100 warrants under a new warrant plan for Galapagos employees.

On 25 October 2007 the Board of Directors of Galapagos approved the "Warrant Plan 2007 RMV" within the framework of the authorized capital. Since its inception in 1999, Galapagos has used warrant plans to allow personnel and management to be involved in the company's growth and development. Under this new warrant plan 114,100 warrants were created and offered to employees of Galapagos' affiliate in Romainville (France). The warrants have an exercise period of eight years starting as of the date of the offer. They are not transferable and cannot be exercised prior to the end of the third calendar year after the year in which they were granted to a warrant holder. Each warrant gives the right to subscribe to one new Galapagos share. Should the warrants be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The warrants as such will not be admitted to listing on any stock market.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **24 October 2007**

Galapagos enters into global alliance with Janssen Pharmaceutica on rheumatoid arthritis research

- **Multi-target alliance to discover, develop, and commercialize oral small molecule therapeutics for rheumatoid arthritis**
- **Janssen Pharmaceutica obtains option to license Galapagos' internal programs including GT418, after completion of Phase IIa clinical studies**
- **Galapagos will receive €15 million in upfront cash payments plus a first €2 million alliance milestone payment**
- **Galapagos to receive yearly option fee and is eligible for discovery, development, regulatory and sales milestones as well as licensing fees and double digit royalties on worldwide sales**

Mechelen, Belgium; 24 October 2007 - Galapagos NV (Euronext and LSE: GLPG) announced today that it has entered into a worldwide multi-target alliance with Janssen Pharmaceutica NV ('Janssen'), a Johnson & Johnson company, to discover and develop novel small-molecule therapeutics for the treatment of rheumatoid arthritis (RA). Under the alliance agreement, Janssen may select up to 12 programs from Galapagos' internally identified RA targets into the alliance. Janssen receives future option rights to exclusively license these programs. In addition, Janssen obtained an option to the future development and commercialization of product candidates from Galapagos' other internal RA programs, including its most advanced program based on the kinase target GT418. A compound from this proprietary drug discovery program is expected to enter Phase I clinical trials in 2008.

Terms of the agreement

With the signing of the agreement, Janssen will make an initial up-front cash payment of €15 million to Galapagos. In addition, Janssen will make a €2 million milestone payment for the selection of GT146, one of Galapagos' advanced RA programs, into the alliance.

Under the alliance agreement, Galapagos will be responsible for the discovery of small molecule product candidates for those novel, validated RA targets that are chosen by Janssen. Galapagos will develop product candidates through to Phase IIa Proof of Concept (POC) clinical trials. During the term of the collaboration, Galapagos is eligible to receive success-based progress milestones from Janssen. Upon Galapagos' achievement of POC for a product candidate, Janssen has an exclusive option to license the product candidate from each alliance program and will then assume full responsibility for further clinical development and worldwide commercialization, at its expense. For each alliance program licensed by Janssen, contingent on discovery, development and regulatory accomplishments, Galapagos could receive option exercise fees and milestone payments up to €73 million, plus royalties on net sales of each approved new RA drug.

In addition to performing research on the alliance RA targets, Galapagos will continue to perform the R&D activities for its internal RA programs, including its most advanced program GT418, at its own expense up to clinical POC, subject to an exclusive option by Janssen. Janssen's license option for the Galapagos drug will become exercisable upon successful completion of Phase IIa clinical trial by Galapagos. Should Janssen elect to exercise the option, a non-refundable exercise fee of €60 million will be paid and thereafter Janssen would be responsible for the development and global commercialization, at its expense. Galapagos could be eligible to receive up to €430 million in development and regulatory milestones payments should more than one product be approved for several indications in major markets. Furthermore, if a licensed product is commercialized, Galapagos could receive up to €346 million of one-time sales milestones upon the achievement of predetermined sales levels and receive double-digit royalties on worldwide sales.

"This deal will provide us with the resources to broaden our product pipeline in RA, exploiting the full value of our portfolio of proprietary targets. It will increase the chances of bringing a disease modifying drug against rheumatoid arthritis to the market," stated Onno van de Stolpe, CEO of Galapagos. "Janssen's vast experience in clinical development and commercialization in rheumatoid arthritis make Janssen the perfect partner for this program."

Development status of Galapagos R&D program in RA

Galapagos is a drug discovery company with pre-clinical programs in bone and joint diseases. In the RA program, lead compounds have shown significant disease-modifying properties and good pharmacokinetic properties in relevant animal models of the disease. These molecules also show substantial protection against bone loss in the industry standard RA animal models. The compounds target proprietary kinase proteins that were identified using the Galapagos' SilenceSelect target discovery platform. Based on these results, Galapagos anticipates initiation of pre-clinical studies later this year, with the potential of a candidate drug entering clinical Phase I in 2008.

About RA

RA is a chronic disease, mainly affecting the joints. The disease is characterized by inflammation of the affected joint, which can result in chronic pain, swelling and stiffness, and later, joint destruction and disability. RA is the most debilitating form of arthritis and the most common inflammatory joint disease. It is estimated that 1-2% of the population has RA, and although it can occur at any age, onset usually begins between the ages of 25 and 50. Women are three times more likely than men to be affected by RA. Current market for RA medicines is estimated at €7 billion annually; this is expected to approach €9 billion by 2011.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for

drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

Galapagos webcast & press conferences

Amsterdam
Galapagos will host an audio webcast press conference starting at 10.30 Central European Time (CET) today at the Amsterdam World Trade Center, Room 6, Strawinskylaan 77, 1077 XW, Amsterdam. To participate in the conference remotely by telephone, dial +32 2290 1608 prior to 10.25 CET. The live audio webcast of the press conference can be accessed on the Galapagos website at www.glpg.com.

Brussels
Galapagos will host a video webcast press conference starting at 15.45 CET today at the Diamant Conference & Business Centre, Galilei Room, 80 Bd A. Reyers Ln, 1030 Brussels. To participate in the conference remotely by telephone, dial +32 2290 1608 prior to 15.40 CET. The live video webcast of the press conference can be accessed on the Galapagos website at www.glpg.com.

Both webcasts will be available for replay later today and archived on the Galapagos website for 30 days.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Media contacts for Galapagos:

Smink, Van der Ploeg & Jongsma Financiële Communicatie
Leon Melens
Tel: +31 653 81 64 27
lmelens@spj.nl

Comfi
Gunther De Backer
Tel: +32 475 903 909
debacker@comfi.be

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the

reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **24 October 2007**

Galapagos revises 2007 financial guidance

Mechelen, Belgium; 24 October 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today revised 2007 financial guidance as a direct result of the major alliance in rheumatoid arthritis announced earlier today with Janssen Pharmaceutica NV, a Johnson and Johnson company, as well as of the underlying revenue growth. Guidance for 2007 revenues is now €60–64 million, as compared to previous guidance of €54-58 million. The 2007 year end cash position is now expected to exceed €48 million, as compared to previous guidance of a year end cash position exceeding €31 million.

"The major alliance with Janssen Pharmaceutica will bring us this year additional revenues and €17 million in cash. When combined with the expected Group revenues growth, the alliance positively and significantly impacts the Group's financial result already this year, leading us to increase guidance for both 2007 revenues and year end cash," said Leo Steenbergen, CFO of Galapagos. "Our full year 2007 cash burn will be reduced to less than €7 million, a substantial improvement compared to the 2006 cash burn of €11.9 million."

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Leo Steenbergen, CFO
Tel: +32 15 342 900
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Press release 16 October2007

Galapagos awarded €5.2 million in research grants

Mechelen, Belgium; 16 October 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that Galapagos and its service division BioFocus DPI have been awarded a total of €5.2 million in grants from the Netherlands and the EU. The grants support the development of candidate drugs for various indications, including Galapagos' core programs in bone and joint diseases.

Under these grants, Galapagos and BioFocus DPI will collaborate in consortia with academia, R&D institutes and companies. Galapagos is to receive the following amounts over the duration of the grants:

- €2.9 million from the SmartMix program through the Dutch Ministries of Economic Affairs and Education, Culture and Science. This eight-year program will focus on developing new disease models to speed up the drug discovery process in bone and joint diseases. The technology developed under the program aims to increase the success rate through to clinical Phase II Proof-of-Concept and reduce the time to get candidate drugs into the clinic.

- €1.5 million from the Dutch foundation Top Institute Pharma to identify novel cancer drugs. Galapagos will collaborate with Dutch biotechnology company Agamyxis, the University Medical Center Utrecht and the Hubrecht Institute in a four-year program.

- €0.8 million for two programs from the EU's 6th and 7th Research Framework Programmes. The goal of each of these three-year projects is to develop high-throughput assays to study cancer progression and develop anti-cancer compounds in a time and cost effective manner.

"These grants enable us to accelerate our internal discovery activities in bone and joint diseases and also to apply our technologies in other areas of unmet medical need", said Onno van de Stolpe, CEO of Galapagos. "The continued government support has helped Galapagos to become a leader in bone and joint disease research and a global provider of cutting-edge drug discovery services."

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

About SmartMix
SmartMix is a Dutch subsidy program that supports innovators who work together. SmartMix encourages economic, civil-societal and cultural innovation that will enable the Netherlands to excel both nationally and internationally. Companies and/or civil-society organisations will work

together with knowledge institutes like universities on a very broad range of subjects to realise this, on the basis of questions from the market and society. The idea for SmartMix came from the *Innovatieplatform* (Innovation Platform). It is one of a series of funding instruments that the Dutch Ministry of Economic Affairs and the Ministry of Education, Culture and Science are deploying to stimulate innovation.

The SmartMix Consortium 'A new generation of efficient biomedical research tools' consists of the following participants: Universities of Leiden and Nijmegen, Amsterdam Medical Center, Amsterdam VU Medical Center, Hubrecht Institute, GlaxoSmithKline, Merck Serono, Galapagos, Arthrogen, ZF Screens, Progentix, Fytagoras and Serpo.

About TI Pharma

Top Institute Pharma aims to achieve leadership in research and education in areas that are critical for the international competitive position of the pharmaceutical industry. The Institute conducts groundbreaking, cross-disciplinary research and offers advanced training programs focused on improving the efficiency of the entire process of drug discovery and development. This will eventually reduce the 'time- & cost-to-patient' of new medicines and contribute to the well-being of society. TI Pharma devotes special attention to the Priority Medicines project of the World Health Organization. More information can be found at www.tipharma.com.

About the EU's Research Framework Programme

The primary goal of the EU Research Framework Programme is to strengthen the scientific and technological basis for the Community's industry and to foster its international competitiveness as well as to support all research efforts which are considered necessary for other policies of the Community.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos ProStrakan

Press release **27 September 2007**

Galapagos and ProStrakan receive additional milestone payment in antibody collaboration

Mechelen, Belgium and Galashiels, Scotland; 27 September 2007 - Galapagos NV (Euronext & LSE: GLPG) and ProStrakan Group plc (LSE: PSK) announced today the achievement of the third milestone under Galapagos' collaboration with Novartis in antibodies for bone-related diseases. Today's milestone triggers a payment of $1.5 million to Galapagos. Galapagos will pay $1,125,000 of this amount to ProStrakan as part of their December 2006 agreement.

The collaboration was initially formed between Novartis and ProSkelia SASU (formerly a subsidiary of ProStrakan) in September 2006. Under the terms of the original agreement with Novartis, total milestones could eventually exceed $100 million, with undisclosed royalties payable on commercialization. The first milestone payment, which was related to intellectual property, was announced on 6 December 2006. The collaboration was then transferred to Galapagos as part of its acquisition of ProSkelia from ProStrakan on 22 December 2006. Under the terms of Galapagos' acquisition of ProSkelia, Galapagos and ProStrakan split milestone and royalty income from agreements existing at the time of the acquisition 25% for Galapagos and 75% for ProStrakan, while Galapagos retains all R&D fees.

"We are pleased to announce another milestone achievement in this collaboration with Novartis," said Onno van Stolpe, CEO of Galapagos. "This milestone further testifies to the strong performance of the research teams."

Dr Wilson Totten, Chief Executive of ProStrakan added, "In addition to the commercialisation of existing products we continue to benefit from ongoing milestone payments associated with our ongoing arrangement with Novartis and Galapagos. I look forward to further revenues in due course as a result of this collaboration."

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

About ProStrakan
ProStrakan Group plc is a rapidly growing specialty pharmaceutical company engaged in the development and commercialisation of prescription medicines for the treatment of unmet therapeutic needs in major markets. ProStrakan's head office and development facilities are situated in Galashiels in Scotland. EU-wide sales and marketing of ProStrakan's portfolio of

products are handled by commercial subsidiaries in the UK, France, Germany, Spain and other EU countries. More information about ProStrakan can be found at www.prostrakan.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Financial Dynamics (for ProStrakan)
David Yates / Ben Brewerton
Tel: +44 20 7831 3113

Press release 8 August 2007

Galapagos announces expanded relationship with AstraZeneca: BioFocus DPI to provide drug discovery services to US-site

Mechelen, Belgium; 8 August 2007 - Galapagos NV (Euronext & LSE: GLPG) announced today that its service division, BioFocus DPI, has entered into a new drug discovery collaboration with AstraZeneca (LSE, NYSE, OMX: AZN), a global pharmaceutical leader. Building upon previously announced drug discovery collaborations between the two companies, this collaboration involves BioFocus DPI performing medicinal chemistry, computational chemistry and supporting biology and ADMET services for AstraZeneca's Infection discovery program based in Boston, US. Total contract value for Galapagos will be €680,000.

This announcement marks the third collaboration between AstraZeneca and BioFocus DPI. In August 2006, Galapagos announced BioFocus DPI's first drug discovery collaboration with AstraZeneca. Under a second program initiated in April 2007, BioFocus DPI is performing chemistry and supporting biology and ADME services for an AstraZeneca hit-to-lead program. While these collaborations focused on AstraZeneca's European-based R&D, the agreement announced today expands BioFocus DPI's drug discovery services to AstraZeneca's US-based R&D.

"We now have a global relationship with AstraZeneca, working with several sites based in Europe and the US," said Galapagos' CEO, Onno van de Stolpe. "This type of expansion fits very well with our strategy for growth of the BioFocus DPI service division."

"Our European colleagues have been pleased with the progress of the drug discovery programs ongoing with BioFocus DPI. The decision for our US-based R&D to enter into this collaboration with BioFocus DPI is based on this productivity and the good working relationship between the two companies thus far," added Trevor Trust, Vice President - Infection Discovery at AstraZeneca US.

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of

$26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4 Good Index. More information about AstraZeneca can be found at www.astrazeneca.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Press release **8 August 2007**

Sharp revenue increase and strong progress in research programs for Galapagos in the first half-year 2007

- Revenues increase 140% to €26.3 M
- R&D programs accelerate toward the clinic on R&D investment of €15.7 M
- Expansion of turn-key osteoarthritis alliance with GSK
- Integration of sites and rationalization of operations to reduce fixed costs
- Group net loss of €16.7 M includes €2.7 M restructuring and other one-off costs
- Cash position of €37.1 M on 30 June 2007
- Expected milestone payments from all alliances now exceed €300 M

Webcast audio conference presentation 9.30 CET today at www.glpg.com

Mechelen, Belgium; 8 August 2007 – Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announces its half year results and reiterates guidance for the second half of 2007.

Galapagos' operational and strategic highlights for first half of 2007 include:
- Drug Discovery division reached striking results in its proprietary therapeutic programs; new and strong data in animal tests in the arthritis programs bode well for initiating phase I clinical studies in 2008
- Rodent studies showed that the SARM[1] and OARA[2] compounds against osteoporosis increase bone strength to a higher level than bisphosphonates, the drugs currently marketed for treatment of osteoporosis
- In the alliance with GlaxoSmithKline in osteoarthritis, Galapagos achieved three milestones and expanded the alliance to include drug discovery programs based on GSK targets. GSK also made an equity investment of €4.4 M in Galapagos
- The BioFocus DPI service division almost doubled its revenues to €22.5 M, representing an overall growth of 95% and an organic growth of 12% compared to the first six months of 2006. A high level of fixed costs has led to a loss for the division of €2.6 M. Synergies and savings will become apparent as our cost saving measures take effect throughout the rest of 2007 and 2008
- Headcount increased to 460 people, including 177 PhD's

Key figures half year 2007

(€ millions, except net loss per share)

Note: The drug discovery operations of Discovery Partners International Inc were acquired 5 July 2006. Inpharmatica Ltd was acquired on 5 December 2006, and ProSkelia SASU on 22 December 2006.

[1] Selective androgen receptor modulator
[2] Osteoclast adhesion receptor antagonist

	June 30, 2007	June 30, 2006
Revenues[3]	**26.3**	**11.0**
Cost of sales	-14.8	-5.8
Gross profit[3]	11.5	5.2
R&D expenditure	-15.7	-4.0
General & administrative	-11.7	-5.3
Sales & marketing	-1.1	-1.0
Integration costs	-0.2	-0.1
Finance costs/income	-	-0.3
Taxes and others	0.5	-
Net loss for the period	**-16.7**	**-5.5**
Basic and diluted loss per share (€)	**-0.72**	**-0.42**
Cash and cash equivalents	**37.1**	**20.0**

"Galapagos has strongly accelerated its R&D activities, in line with our strategy to deliver a clinical portfolio in bone & joint disease next year. Not only have we advanced our own programs as planned, but we also have delivered on milestone-bearing alliances with our R&D partners and expanded our turnkey alliance with GSK," stated Onno van de Stolpe, CEO of Galapagos. "Following the acquisitions last year, BioFocus DPI will be optimizing performance further as it also grows revenues. We expect that the powerful service division we created last year will be capable of generating significant cash flows in future years, thereby reducing the Company's need for external funding for internal drug discovery programs."

"Increases in service division revenues and milestone payments led to growth in Group revenues of 140% in the first half of 2007," said Leo Steenbergen, Galapagos' CFO. "We remain on track to deliver full year revenue growth in line with our guidance, and we will consolidate further the operations acquired last year, reducing our cost base going forward."

Operational overview

Acceleration of therapeutic programs

Drug Discovery is showing exciting results and the programs are progressing toward the clinic across all three therapeutic areas. The division delivered a total of €4.6 M in milestone revenues in the first half of 2007. Lead compounds in the rheumatoid arthritis program show significant disease-modifying properties in the industry gold standard animal model, including protection against bone loss and reduction in joint swelling. In the osteoarthritis program, Proof of Principle was demonstrated in an animal model through an increase in cartilage and bone. In the anti-catabolic approach for osteoarthritis, the proprietary lead compounds show prevention of cartilage degradation. In the osteoporosis programs, Galapagos announced in June that Wyeth licensed three proprietary bone anabolic drug targets from the 2003 research agreement, resulting in a €1.05 M milestone payment. In rodent studies the SARM and OARA compounds against osteoporosis show an increase in bone strength to higher levels than bisphosphonates, the drugs currently marketed for treatment of osteoporosis. The strong results in all three core

[3] Includes "Other Income"

bone & joint disease programs encourage the Company to retain its focus of bringing proprietary drugs towards and into the clinic. With the help of Clinquest Inc., acting Chief Medical Officer Cees Wortel is building the clinical infrastructure necessary to initiate phase I studies in Galapagos' bone & joint programs in 2008.

Estrogen glucoside

Given the success and quality of the internal drug discovery programs, the Company has decided to focus all of its internal resources on these programs and only pursue the estrogen glucoside program in the event a commercial partner is found. Galapagos obtained a license option for estrogen glucoside through the acquisition of ProSkelia in December 2006. Preliminary discussions have been initiated with several parties interested in this program.

Expansion of Galapagos' alliance with GSK in osteoarthritis

In June 2006, Galapagos and GlaxoSmithKline entered into a broad alliance to discover and develop novel drugs in osteoarthritis. In this multi-year, multi-program alliance, Galapagos is developing molecules based on proprietary targets and taking these through to clinical Proof of Concept (Phase IIA), with the option for GSK to further develop and market the resulting drugs. Three milestones have been achieved in the first half of 2007, resulting in payments of €3.6 M from GSK. In June 2007, the scope of the alliance was expanded to include up to two drug discovery programs on selected GSK drug targets. Under the expanded agreement, Galapagos could obtain up to €186 M in total milestones and up to double digit royalties on worldwide sales of two marketed products. With this alliance expansion, the total downstream milestones of all alliances could result in payments to Galapagos in excess of €300 M.

Growth and performance of the service division

BioFocus DPI showed a year-on-year growth of 95% compared to the first six months of 2006, which was due for a large part to the acquisition of the activities of Discovery Partners International and Inpharmatica in 2006. These acquisitions expanded the products and services of BioFocus DPI, propelling the service division into a top tier position in drug discovery worldwide. BioFocus DPI achieved an organic growth of 12% in the first half of 2007, slightly below the Company's target growth for full year 2007 of 15%. BioFocus DPI announced deals with existing partners such as Amgen, AstraZeneca, Ono Pharmaceuticals, Johnson & Johnson and Cancer Research Technology, as well as with new customers such as the US Environmental Protection Agency and the University of Bristol and University of Rochester. BioFocus DPI also announced a milestone payment for progress in the target discovery collaboration with Boehringer Ingelheim.

The segment loss for BioFocus DPI over the first six months of the year was €2.6 M. Synergies and savings will become apparent as cost saving measures work through the rest of 2007 and 2008. This should lead to a well integrated, efficient and cost effective service organization. The target discovery operations were relocated to state-of the-art facilities in Leiden. The efficiency and profitability of the high-throughput screening and natural products businesses will improve by merging the Heidelberg operations into the Basel operations later this year. Additionally, in November the activities in Cambridge (UK) will be relocated to BioFocus DPI headquarters in Saffron Walden, facilitating easy interaction between the medicinal chemistry and ADMET teams. Galapagos expects that these initiatives will generate cost savings, towards profitability of BioFocus DPI in the years to come.

Details of the financial results

Revenue

Galapagos' revenues for the first half of 2007 amounted to €25.0 M compared to €10.2 M recorded in the same period of 2006. Total revenues including other income amounted to €26.3 M compared to €11.0 M in the first half of 2006. This growth is attributable to organic growth of BioFocus DPI as well as the acquisitions of the Discovery Partners International operations in July 2006, and of Inpharmatica and ProSkelia in December 2006. The revenues from acquired operations are fully reflected in the first half of 2007, but not in the consolidated results of the first half of 2006.

Results

The net loss for the first half-year of 2007 was €16.7 M, including restructuring and other one-off costs of €2.7 M, compared to the loss of €5.5 M for the first six months of 2006.

Total research and development expenses in the first half-year of 2007 were €15.7 M compared to €4.0 M in the same period of 2006.

General and administrative expenses were €11.7 M in the first half of 2007, including €2.7 M restructuring and other one-off costs, compared to €5.3 M in the first six months of 2006. Again, this is directly attributable to the acquisitions in 2006 and therefore is fully reflected in the first half of 2007, but not in the consolidated results of the first half of 2006. Excluding restructuring and other one-off costs, the Company has reduced G&A to 34% of total revenues, as compared to 49% in 1H 2006.

Cash flow and cash position

A net decrease of €14.5 M in cash and cash equivalents was recorded during the first half of 2007. The cash used in operations was €19.3 M, as compared to €1.5 M during the same period in 2006; this is a result of the planned increase in r&d costs, the BioFocus DPI segment result, and restructuring and other one-off costs. Proceeds of the capital increase related to the GSK alliance amounted to €4.4 M. Galapagos' cash and cash equivalents amounted to €37.1 M on 30 June 2007.

Outlook 2007

Based on the visibility in revenue streams, the Company reiterates its full-year 2007 revenue guidance of €54 to €58 million, a 150 - 165% increase in annual consolidated sales of 2006. Furthermore, the Company maintains guidance for R&D expenditure of €33 million and, based on the contracts in the pipeline, a maximum cash burn of €20 million, expecting to result in a 2007 year end cash position exceeding €31 million.

The Company continues to move forward on the strategic objectives for 2007:

- Delivery of pre-clinical candidates in RA and OP
- Continued growth of the BioFocus DPI service division
- Increased revenues from milestone payments to offset r&d costs
- Partnering our r&d programs with big pharma for long term value creation

Interim Report 2007

The electronic version of Galapagos' Interim Report for half year 2007 is now available online at www.glpg.com/investor/financial_reports.htm. Printed versions of the report can be requested by e-mailing ir@glpg.com.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public today at 09.30 Central European Time (CET), which will also be webcast. To participate in the conference call, please call +32 2290 1608 ten minutes prior to commencement. A question and answer session will follow the presentation of the results. The live audio webcast can be accessed via Galapagos' website at www.glpg.com. The archived webcast also will be available for replay shortly after the close of the call.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with pre-clinical programs in bone and joint diseases and cachexia. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos ProStrakan

Press release **25 July 2007**

Galapagos receives milestone payment in antibody collaboration

Mechelen, Belgium and Galashiels, Scotland; 25 July 2007 - Galapagos NV (Euronext & LSE: GLPG) announced today the achievement of the second milestone under the collaboration with Novartis in antibodies for bone-related diseases. Today's milestone triggers a payment of $1 million to Galapagos. Galapagos will pay $750,000 of this amount to ProStrakan as part of their December 2006 agreement.

The collaboration was initially formed between Novartis and ProSkelia SASU (formerly a subsidiary of ProStrakan) in September 2006. Under the terms of the original agreement with Novartis, total milestones could eventually exceed $100 million, with undisclosed royalties payable on commercialization. The first milestone payment, which was related to intellectual property, was announced on 6 December 2006. The collaboration was then transferred to Galapagos as part of its acquisition of ProSkelia from ProStrakan on 22 December 2006. Under the terms of Galapagos' acquisition of ProSkelia, Galapagos and ProStrakan split milestone and royalty income from agreements existing at the time of the acquisition 25% for Galapagos and 75% for ProStrakan, while Galapagos retains all R&D fees.

"We are pleased with the smooth integration of ProSkelia R&D under Galapagos management," said Onno van Stolpe, CEO of Galapagos. "This milestone demonstrates the progress our research team has made since the acquisition in December."

Dr Wilson Totten, Chief Executive of ProStrakan added, "The terms and conditions of the sale of ProSkelia enabled us to retain an interest in future up-side from existing agreements. We are now beginning to see the cashflow from those programmes come through and we expect this revenue stream to continue to develop and add value over the coming years."

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 460 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

About ProStrakan

ProStrakan Group plc is a rapidly growing specialty pharmaceutical company engaged in the development and commercialisation of prescription medicines for the treatment of unmet therapeutic needs in major markets. ProStrakan's head office and development facilities are situated in Galashiels in Scotland. EU-wide sales and marketing of ProStrakan's portfolio of

products are handled by commercial subsidiaries in the UK, France, Germany, Spain and other EU countries. More information about ProStrakan can be found at www.prostrakan.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Financial Dynamics (for ProStrakan)
David Yates / Ben Brewerton
Tel: +44 20 7831 3113

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos BioFocus DPI
A Galápagos Company

Press release 20 July 2007

Galapagos announces milestone in collaboration with Boehringer Ingelheim

Mechelen, Belgium; 20 July 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that its BioFocus DPI service division has received a milestone payment in the autoimmune discovery research collaboration with Boehringer Ingelheim.

The three-year collaboration announced in January 2006 involves an expansion of BioFocus DPI's SilenceSelect® sh-RNA based gene collection with an additional gene set, the development of a dedicated cellular assay in the field of autoimmune diseases, and its application in a target discovery screen for Boehringer Ingelheim's autoimmune discovery research. Galapagos obtained upfront fees, will continue to receive research and development funding, and will receive milestone fees when certain drug discovery criteria are met. Should all criteria on a target be achieved, total potential contract value for Galapagos may exceed €2 million.

"This milestone speaks to BioFocus DPI's ability to deliver on longer term, higher value collaborations," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "We are delighted that the collaboration with Boehringer Ingelheim has progressed as planned and is on track to continue delivering value."

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACTS

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates,"

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

"may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **2 July 2007**

Galapagos expands osteoarthritis alliance with GlaxoSmithKline; GSK makes €4.4 million equity investment in Galapagos

- **Up to two drug discovery programs will be added by GlaxoSmithKline (GSK) to the existing osteoarthritis alliance with Galapagos**
- **Galapagos to obtain up to €186 million in total milestones if the expanded alliance yields 2 marketed products, plus up to double digit royalties on worldwide sales**
- **GSK makes €4.4 million equity investment in Galapagos**

Mechelen, Belgium; 2 July 2007 - Galapagos NV (Euronext & LSE: GLPG) announced today that its existing multiyear alliance in osteoarthritis with GSK will be expanded, and that Galapagos has issued 513,281 new shares for an investment of €4.4 million by GSK. GSK will bring a drug discovery program against a selected GSK target into the alliance. Within this additional program, Galapagos will progress a disease-modifying drug towards completion of clinical Phase IIa ("Proof-of-Concept"), at which point GSK's global research and development organization will be responsible for the late-stage development, production and marketing of the drug. Furthermore, GSK may add a second osteoarthritis drug discovery program against a selected GSK target into the alliance.

Upon achievement of a future milestone event already defined in the original alliance, Galapagos will receive an additional cash payment from GSK of €3 million for initiating the first additional program plus €3 million if GSK brings a second program under the alliance. In total, for products arising from two new programs brought into the alliance, Galapagos would receive up to €32.3 million in development milestones upon achievement of clinical Proof-of-Concept by Galapagos. Upon successful completion of all agreed criteria, total cash value for Galapagos, including the €4.4 million equity investment, would be €61.7 million for each product, plus up to double-digit royalties on GSK worldwide sales. Galapagos could obtain up to €186 million in total milestones if the expanded collaboration yields 2 marketed products.

The expansion builds on the existing strategic alliance between Galapagos and GSK in osteoarthritis and secures a full exploration of Galapagos drug discovery capabilities to optimize the value of the collaboration for both parties. With the expanded alliance in place, Galapagos and GSK will continue to collaborate in the existing multiyear alliance as planned, and GSK will maintain its financial obligations under the original collaboration agreement. The original alliance carried up to €137 million in upfront, equity and milestone payments for two marketable products and up to double-digit royalties. Galapagos already has received €7.6 million in access fees and milestone payments from GSK since the start of the program in June 2006.

The expansion broadens the portfolio of validated targets and compounds in the field of osteoarthritis. Galapagos pursues medicinal chemistry programs and develops compounds into candidate selection molecules through to a successful Proof of Concept in clinical research Phase IIA. GSK will have exclusive options to further develop and commercialise these compounds on a worldwide basis. Galapagos will have the right to further develop and commercialise compounds for which GSK does not exercise its option.

As part of the transaction expanding the alliance, Galapagos and GSK have entered into an agreement pursuant to which GSK has made an equity investment of €4.4 million in Galapagos by subscribing to 513,281 newly issued shares from Galapagos at €8.63 per share (the average Galapagos share price over the last thirty days prior to 29 June 2007 as quoted on Euronext

Amsterdam). These shares will be subject to a lock up of one year. The newly issued shares rank pari passu with the existing Galapagos shares. Galapagos shall within one month from the issue apply for a listing of the newly issued shares on Euronext Brussels and Euronext Amsterdam as well as on London AiM. This investment replaces the up to €3 million equity investment that was part of the original alliance conditions announced June 7th 2006 and which was due upon reaching a certain milestone.

Hugh Cowley, Senior Vice President of GSK and head of the Center of Excellence for External Drug Discovery (CEEDD) at GSK noted, "The alliance between the CEEDD and Galapagos is off to an excellent start, and the CEEDD is very pleased with the progress to date. We expect the alliance to contribute to GSK's development pipeline in osteoarthritis in the future, validating the collaboration model we sought to establish under the CEEDD strategic initiative at GSK."

"The expansion of the collaboration announced today shows the strength of our drug discovery engine and the trust that GSK has in our capabilities to develop novel drugs," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "Through this combination of GSK's understanding of medical needs and Galapagos' innovation in drug discovery, we aim to bring new medicines to patients."

Galapagos' osteoarthritis program

Galapagos has an ongoing osteoarthritis research programs and focuses on chondrocytes, which are the main cell types in cartilage. These programs will be the basis of the alliance with GSK. Galapagos has identified a number of novel targets that have been validated in cellular disease models and has progressed these into drug discovery. Modulation of these targets in human chondrocytes should lead to a net production of stable cartilage and should therefore be able to prevent and repair damage to this cartilage in patients.

About osteoarthritis

Osteoarthritis (OA) is the most common form of arthritis, typically affecting people aged 45 and older. It is a degenerative disease characterized by joint destruction and loss of articular cartilage. Cartilage is the slippery tissue that covers the ends of bones in a joint. Healthy cartilage allows bones to glide over one another. It also absorbs energy from the shock of physical movement. In OA, the surface layer of cartilage breaks down and wears away. This allows bones under the cartilage to rub together, causing pain, swelling, and loss of motion of the joint. Over time, the joint may lose its normal shape. Also, bone spurs - small growths called osteophytes - may grow on the edges of the joint. Bits of bone or cartilage can break off and float inside the joint space. This causes more pain and damage.

No currently available treatments prevent OA or even reverse or block the disease process. Treatment of OA involves pain control, weight control, and exercise. Many OA patients have pain that persists despite these measures. Most of these patients use non-steroidal anti-inflammatory drugs (NSAIDs) that relieve the symptoms without changing the course of the underlying disease. Healthcare providers are concerned about long-term NSAID use due to serious possible side effects.

It is expected that with the ageing of the population, more individuals will be prone to develop OA. As mobility of seniors is of high importance to maintaining a high quality of life, preventing the severity of OA is seen as an immense clinical need over the next decade. The market potential of a disease-modifying drug could exceed $8 billion annually[1], based on the current market and the absence of disease-modifying treatment.

[1] Galapagos estimates based on Datamonitor Market Research, "Global Overview Arthritis," January 2004

About the GSK CEEDD

GlaxoSmithKline is enhancing the way it discovers and develops drugs by creating a small dedicated team who will feed the GSK pipeline solely through the efforts of its external collaborations. In essence, the CEEDD (Center of Excellence for External Drug Discovery) will 'virtualize' a portion of the GSK pipeline; namely, from Target to Clinical PoC, by forming multiple risk-sharing/reward-sharing alliances.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **29 June 2007**

Galapagos creates new warrant plan

Mechelen, Belgium; 29 June 2007 - Galapagos NV (Euronext & LSE: GLPG) announced today that its Board of Directors has created and offered 404,560 warrants under a new warrant plan for Galapagos employees, directors, and consultants.

On 28 June 2007 the Board of Directors of Galapagos approved the "Warrant Plan 2007" within the framework of the authorized capital. Since its inception in 1999, Galapagos has used warrant plans to allow personnel and management to be involved in the company's growth and development. Under this new warrant plan 404,560 warrants were created and offered, substantially to employees of Galapagos and its affiliates and in secondary order for its directors and consultants. The warrants have an exercise period of eight years starting as of the date of the offer. They are not transferable and cannot be exercised prior to the end of the third calendar year after the year in which they were granted to a warrant holder. Each warrant gives the right to subscribe to one new Galapagos share. Should the warrants be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The warrants as such will not be admitted to listing on any stock market.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

Press release **26 June 2007**

Wyeth licenses drug targets from osteoporosis collaboration with Galapagos

Mechelen, Belgium; 26 June 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that Wyeth (NYSE:WYE) has exercised its right to license three proprietary bone anabolic drug targets from their 2003 research agreement in osteoporosis, resulting in a €1.05 million milestone payment to Galapagos.

This is the second milestone reached in the osteoporosis collaboration initiated in November 2003. In the collaboration, Galapagos has applied its osteoporosis disease expertise to discover and validate novel drug targets for Wyeth. In November 2004, Wyeth selected a set of these targets for internal validation. Today's milestone announcement is the result of Wyeth licensing three targets for its internal drug discovery research efforts. Under the terms of the 2003 agreement, Galapagos could receive milestone payments of up to €30 million from the collaboration. The targets involved in the Wyeth collaboration are unrelated to the suite of proprietary validated targets in Galapagos' own osteoporosis program.

"Wyeth licensing targets identified by Galapagos speaks to the strengths and uniqueness of our target discovery approach," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "The expertise which led to this milestone with Wyeth also forms the basis for our own portfolio of novel targets in osteoporosis."

About osteoporosis

Osteoporosis is principally a disease of middle age during which hormone levels essential for maintaining bone density decline. The development of osteoporosis is characterized by a clinically significant reduction in mean bone density due to an increase in bone resorption. The disease is four times more common in women than men. The enormous health care costs associated with osteoporosis, estimated at $15 billion in the USA, are related to the greatly increased incidence of fractures in osteoporosis patients. Whereas most current therapies have an anti-resorptive mechanism of action, agents with bone-forming properties can be identified for future therapies by identifying targets and molecules with anabolic functions and actions.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium.

---

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Press release 13 June 2007

Galapagos to present at Piper Jaffray Health Care Conference

Mechelen, Belgium; 13 June 2007 – Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announced today that its Chief Executive Officer, Onno van de Stolpe, will present at the Second Annual Piper Jaffray Health Care Conference taking place June 20-21, 2007 in London.

Mr. Van de Stolpe's presentation will be at 11.20 UK local time (12.20 CET) on Thursday, June 21. The live webcast of the presentation can be accessed via Galapagos' website at www.glpg.com. The archived webcast will also be available for replay.

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

Galápagos

BioFocus DPI
A Galápagos Company

For immediate release **21 May 2007**

Galapagos announces new collaboration agreements and a management appointment

Mechelen, Belgium; 21 May 2007 – Galapagos NV (Euronext & LSE: GLPG) announces that its service division BioFocus DPI has signed agreements with Cancer Research Technology Limited (CRT) and the University of Rochester Medical Center (URMC). Dr Katherine Hilyard has been appointed as Vice President, Biological Sciences for BioFocus DPI. Furthermore, Galapagos announces that it has recruited Clinquest for assisting the Company in preparation of its clinical trials for its bone & joint pipeline. Dr Cees Wortel from Clinquest will operate as Acting Chief Medical Officer for Galapagos.

BioFocus DPI and CRT have extended the anti-cancer drug discovery collaboration initially announced in January 2006. Under the terms of the extension, Galapagos' service division BioFocus DPI will perform medicinal chemistry services on a series of CRT anti-cancer drug programs. In return, CRT will fund the research of four BioFocus DPI scientists for one year.

BioFocus DPI and the URMC have entered a new collaboration in the field of neuroAIDS drug discovery research. The UMRC has selected BioFocus DPI to develop assays, perform screening, hit characterization and hit-to-lead medicinal chemistry work. This collaboration is envisioned to run for three years, with a contract value exceeding €500,000 for BioFocus DPI in the first year. The URMC was recently awarded a $7 million grant from the US National Institutes of Health (NIH) to discover new treatments for neuroAIDS (HIV-related nerve damage).

In line with the progression of the Company's development programs towards the clinical testing phase, Galapagos has recruited Clinquest Inc. (Boston, USA) for assisting the Company in the preparations to enter its bone & joint programs into the clinic. Dr Cees Wortel, CEO of Clinquest Group will be Acting Chief Medical Officer for Galapagos. In this role, Dr Wortel will be responsible for the design and implementation of the clinical trials for Galapagos' bone and joint disease programs which are scheduled to start in 2008. Cees Wortel, MD PhD, has over 19 years of product development experience with pharmaceutical and biotech companies, including Centocor and Alkermes.

Katherine Hilyard, PhD, has been appointed Vice President Biological Sciences for BioFocus DPI and will be leading the biology activities at BioFocus DPI. She reports to Chris Newton, PhD, Senior Vice President BioFocus DPI. Her appointment strengthens the operational management of all three BioFocus DPI divisions which have biology as their core technology. Dr Hilyard trained at the universities of Bristol, Oxford and Harvard and has 11 years industrial experience with pharma and biotech, including Hoffmann-La Roche and Cambridge Antibody Technology (as Director of Discovery Biology).

"Extending our relationship with CRT as well as obtaining this new collaboration with the University of Rochester testifies to our ability to deliver on projects. The expertise of our biologists and chemists have been paramount to winning and maintaining contracts," said CEO of Galapagos Onno van de Stolpe. "The appointment of Kate Hilyard and recruitment of Clinquest are key developments for Galapagos and add breadth of experience in this exciting phase of growth."

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium.
www.glpg.com and www.biofocusdpi.com

About CRT

Cancer Research Technology Limited (CRT) is a specialist commercialization and development company, which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. CRT is wholly owned by Cancer Research UK, the largest independent funder of cancer research in the world.
www.cancertechnology.com

About URMC

The University of Rochester Medical Center is comprised of the School of Medicine and Dentistry, the School of Nursing, Strong Memorial Hospital, Golisano Children's Hospital at Strong, the University of Rochester Medical Faculty Group, and Dentistry at the University of Rochester Medical Center. The School of Medicine and Dentistry ranks among the top 10 percent of medical schools for primary care, and is among the top 25 percent of medical schools in the nation, according to *U.S. News & World Report*. In the most recent visit from the Liaison Committee on Medical Education, the school received a perfect score, giving Rochester the highest possible accreditation status for a medical school. Full, five-year accreditation with no citations is an achievement earned by few American medical schools. With more than $140 million in NIH research grants, the medical center also ranks in the top one-quarter of all US medical centers in federally funded research.
www.urmc.rochester.edu

About Clinquest Group

The Clinquest Group is a trusted healthcare product development organization, which offers comprehensive services to the bio-pharmaceutical, medical device, diagnostics and medical data industries worldwide. Clinquest provides high-level strategic consulting as well as hands-on implementation services. Clinquest is recognized as a leader in the development of new, breakthrough technologies, first-in-man clinical trials and complex clinical studies. The Clinquest Group operates through three wholly-owned subsidiaries: Clinquest Inc., Clinquest Europe and Clinquest Pharmaceutical Innovations. Clinquest has offices in the Netherlands, the USA and Singapore.
www.clinquest.com

Galápagos

BioFocus DPI
A Galápagos Company

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

For immediate release **8 May 2007**

Galapagos completes final share issue for Inpharmatica acquisition

Mechelen, Belgium; 8 May 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that it has issued a final tranche of 113,378 new shares in relation to the Inpharmatica acquisition.

On 6 December 2006, Galapagos announced the acquisition of UK-based Inpharmatica Ltd. Under the acquisition agreement, the shareholders of Inpharmatica contributed their C Preference shares to the capital of Galapagos, in exchange for a maximum of 2,165,532 newly issued Galapagos shares. A first tranche of 623,582 Galapagos shares was issued to former Inpharmatica shareholders in December 2006 as consideration for the contribution of their shares. On 6 April 2007, a second tranche of 613,270 new Galapagos shares was issued and allocated to the former Inpharmatica shareholders as further consideration. On 7 May 2007, the third and last tranche of 113,378 Galapagos shares was issued and allocated to the former holders of Inpharmatica C Preference shares as final part of the consideration for the acquisition; these shares are expected to be admitted to trading on Euronext Brussels. Euronext Amsterdam, and AiM starting on 11 May 2007. All shares issued under the acquisition agreement are subject to a lock up agreement that will come to an end on 10 May 2007.

The final total consideration which Galapagos has paid for the Inpharmatica acquisition is therefore 1,350,230 shares, which is 815,302 fewer than the maximum agreed upon between Galapagos and Inpharmatica shareholders. The reduced consideration is a result of Inpharmatica not meeting a commercial milestone upon an agreed date, as set forth in the acquisition agreement.

As a result of this share issue, the number of Galapagos' shares outstanding as of 7 May 2007 is 20,592,766 shares, representing a share capital of €111,873,435.47, which is the book value of Galapagos' equity. All newly issued shares rank pari passu with Galapagos' existing shares.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

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[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This supplement to the Prospectus 2006 may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

BioFocus DPI
A Galápagos Company

Press release **19 April 2007**

Galapagos and AstraZeneca enter new drug discovery collaboration

Mechelen, Belgium; 19 April 2007 - Galapagos NV (Euronext & LSE: GLPG) announced today that its service division, BioFocus DPI, has entered into a new drug discovery collaboration with AstraZeneca (LSE, NYSE, OMX: AZN), a global pharmaceutical leader. This is the second program between the two companies under an agreement signed in August 2006. In this new collaboration, BioFocus DPI will perform medicinal chemistry, computational chemistry and supporting biology and ADMET services for an AstraZeneca drug discovery program. Total contract value for Galapagos is €620,000.

"Extending our existing partnership and securing further projects with AstraZeneca is a high priority for us," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "This latest collaboration demonstrates the positive working relationship and establishes our position as a proven partner specialized in drug discovery services."

"BioFocus DPI's commitment to delivering projects of high quality and on time has been the main driver of AstraZeneca's decision to enter into a new agreement with BioFocus DPI. We have been pleased with the level of progress thus far and expect that BioFocus DPI's expanded ADMET and predictive drug discovery capabilities will be key contributors in advancing this hit-to-lead program," added Dr. Lars-Erik Arvidsson, Vice President R&D Lund, AstraZeneca.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

as the FTSE4 Good Index. More information about AstraZeneca can be found at www.astrazeneca.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

BioFocus DPI
A Galápagos Company

For immediate release **18 April 2007**

Galapagos announces agreement worth up to €6.3 million with United States Environmental Protection Agency (EPA)

Mechelen, Belgium; 18 April 2007 – Galapagos NV (Euronext & LSE: GLPG) announces today that its service division BioFocus DPI has entered into a multi year compound management agreement with the United States EPA. BioFocus DPI will provide chemical procurement and compound management services as part of the EPA's ToxCast™ Program (Prioritization of Environmentally Relevant Chemicals). The contract covers a period of up to five years and has a total value of up to €6.3 million.

Under the agreement, which marks the first new compound management contract since the acquisition of the DPI assets in July 2006, BioFocus DPI will acquire, analyze, store, format and deliver specific compounds to a variety of sites selected by the EPA. The total size of the collection will be determined at the EPA's discretion.

"We are pleased that the EPA has selected BioFocus DPI to carry out the chemical procurement and management activities of the ToxCast™ program," stated Onno van de Stolpe, Chief Executive Officer of Galapagos. "The contract awarded by the EPA resulted from a competitive contracting process, which indicates that we are among the premier providers of compound management services based on both capabilities and price competitiveness."

"The EPA is an important new client to our compound management activities," stated Christopher Newton, Senior Vice President of BioFocus DPI. "We will apply many of the same skills and processes to this program that we have used and developed for the NIH's Roadmap Initiative."

About BioFocus DPI's compound management services

BioFocus DPI provides compound management services at its South San Francisco site. This facility is also home to the small molecule repository for the National Institutes of Health Roadmap Initiative. BioFocus DPI uses state-of-the-art equipment and sound compound handling techniques to ensure sample integrity. Furthermore, modern manufacturing practices ensure that screening samples are delivered in a timely manner across a wide range of formats for high throughput biological screening.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com and www.biofocusdpi.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Galápagos

For immediate release

16 April 2007

Galapagos signs two new drug discovery collaborations with Ono Pharmaceutical

Mechelen, Belgium and Osaka, Japan; 16 April 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that its BioFocus DPI service division has signed two new collaborations with Ono Pharmaceutical Company Ltd. (Tokyo: OSA). These collaborations build on the successful relationship between Ono and DPI, which began in 2004. Under the first collaboration announced today, BioFocus DPI will use selected compounds from its SoftFocus and other synthetic small molecule collections to perform high throughput screening for Ono's drug discovery program. In the second collaboration, BioFocus DPI will apply its medicinal and computational chemistry and ADME profiling expertise in multiple medicinal chemistry projects for Ono.

"We are pleased with the new contracts with Ono that build on the longstanding relationship between Ono and DPI. The new contracts show the benefit of building a global drug discovery service business. We combine expertise from our acquired companies Discovery Partners International, BioFocus as well as Inpharmatica, realizing the synergy in bringing these activities together," added Onno van de Stolpe, Chief Executive Officer of Galapagos.

"We are dedicated to creating innovative medicines," said Dr. Daikichi Fukushima, Managing Director, Ono. "Accordingly, we are enthusiastic about extending the relationship with BioFocus DPI, a leading company in drug discovery, so that we can continue creating novel drug candidates."

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

Galápagos

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **10 April 2007**

Galapagos issues 628,058 new shares related to Inpharmatica acquisition and warrant exercise

Mechelen, Belgium; 10 April 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that it has issued 628,058 new shares in relation to the Inpharmatica acquisition and a warrant exercise.

On 6 December 2006, Galapagos announced the acquisition of UK-based Inpharmatica Ltd. Under the acquisition agreement, the shareholders of Inpharmatica have contributed their C Preference shares to the capital of Galapagos, in exchange for a maximum of 2,165,532 newly to be issued Galapagos shares. A first tranche of 623,582 Galapagos shares was issued to former Inpharmatica shareholders in December 2006 as consideration for the contribution of their shares. On 6 April 2007, a second tranche of 613,270 new Galapagos shares was issued and allocated to the former Inpharmatica shareholders as further consideration. A commercial milestone relating to Inpharmatica's business, that was anticipated for Q1 2007 and that would have significantly increased the number of Galapagos shares to be issued in further consideration, was not achieved by Inpharmatica at the agreed upon due date; hence, no Galapagos shares need to be issued in connection with this milestone, reducing the total purchase price of Inpharmatica with 815,302 Galapagos shares. A third tranche of a maximum of 113,378 Galapagos shares is expected to be issued on 7 May 2007 as final part of the consideration for the acquisition of Inpharmatica. The newly issued shares are subject to a lock up agreement ending 10 May 2007.

On 4 April 2007, a total of 14,788 new shares were issued as a result of the exercise of warrants by (ex-) employees of Galapagos and its Dutch affiliate, which were granted under the Warrant Plan 2002 Belgium and the Warrant Plan 2002 The Netherlands.

As a result of both share issues, the number of Galapagos' shares outstanding as of 6 April 2007 is 20,479,388 shares, representing a share capital of €111,256,659.15. All newly issued shares rank pari passu with Galapagos' existing shares.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

---

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release 30 March 2007

Galapagos announces achievement of milestones totaling €3.2 million in osteoarthritis alliance with GlaxoSmithKline

Mechelen, Belgium – Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announces today that it has reached two significant milestones in its multi-year drug discovery alliance with GlaxoSmithKline in osteoarthritis, triggering payments of €3.2 million from GSK.

In June 2006, GSK's Center of Excellence for External Drug Discovery (CEEDD) and Galapagos initiated a program to deliver disease-modifying drugs with clinical Proof of Concept to GSK's global research and development organization. The aim of this agreement is for Galapagos to expand its portfolio of novel targets in the field of osteoarthritis, to conduct compound screening, identify tractable hits, pursue a number of hit-to-lead programs, and develop the resulting leads into candidate selection compounds through to a successful Proof of Concept in clinical research Phase IIa. GSK has exclusive options to further develop and commercialize these compounds on a worldwide basis. Galapagos will have the right to further develop and commercialize compounds for which GSK does not exercise its option. The alliance is worth up to €130 million in milestones for two marketable products to Galapagos, plus up to double-digit royalties on global product sales.

Today's announcement marks the second and third milestone payments made to Galapagos since the start of the program. In January of this year, Galapagos announced the alliance's first milestone, triggering a €400,000 payment from GSK.

"We are proud to have reached these significant milestones in the osteoarthritis program," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "Thanks to the alliance with GSK we have been able to staff the osteoarthritis program within Galapagos to a critical level and it is satisfying to see that our research efforts are delivering the progress that triggers these payments."

About osteoarthritis

Osteoarthritis (OA) is the most common form of arthritis, typically affecting people aged 45 and older. It is a degenerative disease characterized by joint destruction and loss of articular cartilage. Cartilage is the slippery tissue that covers the ends of bones in a joint. Healthy cartilage allows bones to glide over one another. It also absorbs energy from the shock of physical movement. In OA, the surface layer of cartilage breaks down and wears away. This allows bones under the cartilage to rub together, causing pain, swelling, and loss of motion of the joint. Over time, the joint may lose its normal shape. Also, bone spurs - small growths called osteophytes - may grow on the edges of the joint. Bits of bone or cartilage can break off and float inside the joint space. This causes more pain and damage.

No currently available treatments prevent OA or even reverse or block the disease process. Treatment of OA involves pain control, weight control, and exercise. Many OA patients have pain that persists despite these measures. Some of these patients use non-steroidal anti-inflammatory drugs (NSAIDs) that relieve the symptoms without changing the course of the underlying disease. Healthcare providers are concerned about long-term NSAID use due to serious possible side effects.

It is expected that with the aging of the population, more individuals will be prone to develop OA. As mobility of seniors is of high importance to maintaining a high quality of life, preventing the severity of OA is seen as an immense clinical need over the next decade.

About the CEEDD
GlaxoSmithKline is enhancing the way it discovers and develops drugs by creating a small dedicated team who will feed the GSK pipeline through the efforts of its external alliances. The CEEDD (Center of Excellence for External Drug Discovery) was formed as further validation of GSK's strategy to create small, independent and accountable R&D teams (Centers of Excellence for Drug Discovery or CEDDs). In essence, the CEEDD will 'virtualise' a portion of the GSK pipeline; namely, from Target to Clinical PoC, by forming multiple risk-sharing/reward-sharing alliances. Capitalising on the speed and efficiency of its external alliances will allow GSK to deliver pharmaceuticals products faster to patients.

About GlaxoSmithKline
GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

This press release constitutes a supplement to the Galapagos 2006 Prospectus

For immediate release **30 March 2007**

Galapagos publishes 2006 Prospectus and announces management change

Mechelen, Belgium; 30 March 2007 – Galapagos NV (Euronext & LSE: GLPG) announces the publication of its 2006 Prospectus in connection with the share issues resulting from the all-share acquisitions of Inpharmatica and ProSkelia and the €31 million private placement in December 2006. Galapagos also announces the resignation of David Smith as Chief Financial Officer and the appointment of Leo Steenbergen as Chief Financial Officer, effective 1 June 2007. David Smith will continue to serve Galapagos as CFO until June and will assist in the transition process.

Prospectus

Galapagos' 2006 Prospectus (consisting of a Registration Document, a Transaction Note and a Summary) was approved by the Belgian Banking Finance and Insurance Commission (BFIC-CBFA) on 20 March 2007 and by the Alternative Investment Market of the London Stock Exchange on 21 March 2007. On 26 March 2007, application was made for 5,483,913 shares in Galapagos NV to be admitted to trading on the AIM market of the London Stock Exchange. On the basis of this Prospectus, Galapagos has obtained the authorization for the listing of maximum 7,025,863 shares on Eurolist of Euronext Brussels and of Euronext Amsterdam, as well as on London AiM, effective as of 30 March 2007, of which 5,483,913 shares have already been issued on the date of this supplement, with the remainder to be issued in April and May 2007. The newly issued and to be issued shares in question relate to a number of transactions Galapagos completed in December 2006: the acquisition of Inpharmatica Ltd on 5 December 2006 (maximum 2,165,532 newly issued and to be issued shares), the private placement of €31 million on 22 December 2006 (3,463,683 newly issued shares) and the acquisition of ProSkelia SASU also on 22 December 2006 (1,396,648 newly issued shares). Further capital increases in relation to the acquisition of Inpharmatica Ltd. will be made public via supplements to the Prospectus in which the exact number of newly issued shares will be indicated. The newly issued shares rank pari passu with the Company's existing shares and will be tradeable on Euronext Brussels and Euronext Amsterdam and on AiM starting today. Shares issued in connection with the Inpharmatica acquisition remain under lockup until 10 May 2007, while those issued to ProStrakan in connection with the ProSkelia acquisition remain under lockup until 22 December 2007.

Change in management

David Smith, who has served Galapagos as Chief Financial Officer since February 2006, will be leaving the Company in June 2007 to pursue his career further with UK based Cambridge University Hospitals NHS Foundation Trust. David will be replaced by Mr. Leo Steenbergen who has accepted the CFO position effective as of 1 June 2007.

Leo Steenbergen (54) was most recently Chief Financial Officer and a member of the Management Board of Telenet NV from January 2002 until December 2006. Under his management, the company was refinanced and, in 2005, completed a successful Initial Public Offering on Euronext. Prior to joining Telenet, Leo was CEO of IP Globalnet, where he successfully restructured and turned

around operations, and CFO of the Bekaert Group. Leo worked from 1980 to 1997 for Hewlett-Packard Europe in various finance positions.

"I am very pleased to be joining Galapagos as CFO, and I am excited about this opportunity. Galapagos is a remarkable company with an excellent track record in building a biotech leader," said Leo Steenbergen. "I look forward to contributing to Galapagos my experience gained in working with high growth technology companies."

"Leaving Galapagos has been a difficult decision, as I have enjoyed contributing to the success and the growth of Galapagos and helping to shape the company into an integrated drug discovery business. For a combination of personal reasons, however, I wish to take my career in a different direction," said David Smith. "Galapagos is well under way to becoming a leading European biotech company and is well positioned for its next phase of development and growth."

"David has made a much valued contribution to Galapagos, and we are sorry that he has elected to leave Galapagos and the biotech industry. We wish him success in his future endeavors," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "We welcome Leo as his replacement; Leo's background and experience in high tech and high growth companies will be invaluable in aggressively growing our services business and progressing our pipeline of therapeutic compounds in bone and joint diseases towards entry into the clinic in 2008."

Financial Calendar 2007

Half Year Results 2007	8 August 2007
Full Year Results 2007	7 March 2008

Availability of documents

This press release constitutes a supplement to the Galapagos 2006 Prospectus. The English version of this supplement has been approved by BFIC on 27 March 2007. This supplement, together with the Galapagos Registration Document 2006, the Transaction Note 2006, and the Summary, constitute the 2006 Prospectus for the admission to listing of new Galapagos shares.

The 2006 Prospectus is available online at www.glpg.com/investor/prospectus.htm. The electronic versions of Galapagos' 2006 Company report and Annual brochure (including consolidated and non-consolidated accounts) are available online in both Dutch and English at www.glpg.com/investor/financial_reports.htm. Printed versions of the reports can be requested by e-mail: ir@glpg.com, by phone: +32 15 34 29 00, and by fax: +32 15 34 29 01.

This supplement is published in English and Dutch. The English and the Dutch versions have equal value. Onno van de Stolpe assumes the responsibility for the translation of the English version of this supplement into Dutch.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug

targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel. +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

Galápagos **BioFocus DPI** A Galápagos Company

For immediate release **8 March 2007**

Galapagos to supply chemical compound sets to Johnson & Johnson Pharmaceutical Research & Development, Division of Janssen Pharmaceutica NV

Mechelen, Belgium; 8 March 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that its service division, BioFocus DPI, has entered into an agreement to supply small molecule compounds for drug discovery to the Johnson & Johnson Pharmaceutical Research & Development Division of Janssen Pharmaceutica NV (J&JPRD). Under the terms of the two-year agreement, BioFocus DPI will provide access to compounds from its SoftFocus small molecule libraries and will also generate customer specific compound library sets for use in J&JPRD's drug discovery programs. Financial terms were not disclosed.

"This supply agreement is a natural expansion of our drug discovery relationship with J&JPRD. It will give J&JPRD access to highly targeted drug building blocks for their drug discovery programs," said Onno van de Stolpe, Chief Executive Officer of Galapagos.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

SoftFocus® is a registered trademark of Galapagos NV and/or its affiliates.

For immediate release **2 March 2007**

Galapagos announces 2006 full year results

- Revenues more than tripled to €35.2 M
- Year-end cash position of €51.5 M
- R&D spend increased from €8.9 M in 2005 to €15.9 M
- Net loss per share increased from €0.73 in 2005 to €0.84
- Established and progressed turn-key osteoarthritis alliance with GlaxoSmithKline
- Created biotech leader in bone and joint disease through acquisition of ProSkelia
- Built top-tier service division with acquisitions of Inpharmatica and DPI assets

Webcast audio conference presentation 9.30 CET at www.glpg.com

Mechelen, Belgium; 2 March 2007 - Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announces its full year results for 2006 and provides market guidance for 2007.

In 2006, Galapagos succeeded in tripling the revenue base and accelerating the product pipeline towards the clinic. An active M&A strategy as well as organic growth contributed to these results, creating a drug discovery company well balanced between profitable services and a strong product pipeline. Galapagos made major progress in the bone and joint programs and signed a turn-key alliance with GlaxoSmithKline in osteoarthritis. The acquisition of ProSkelia added a number of advanced bone disease programs to our portfolio as well as valuable expertise. To fund the progression of the combined development programs towards and into the clinical testing phase, the Company raised €42 million in two private placements in 2006. The BioFocus DPI service division was expanded through two acquisitions (the assets of Discovery Partners International and Inpharmatica), to become a world-leading provider of drug discovery services.

Key figures 2006

(€ millions, except net loss per share)

Note: The drug discovery operations of Discovery Partners International Inc were acquired 6 July 2006. Inpharmatica Ltd was acquired on 6 December 2006, and ProSkelia SASU on 22 December 2006.

	Dec 31, 2006	Dec 31, 2005
Revenues	**35,2**	**11,2**
Cost of sales	-19,5	-4,8
Gross profit	15,6	6,4
Other income	3,0	0,1
R&D expenditure	-15,9	-8,9
General & administrative	-12,0	-3,5
Sales & Marketing	-1,9	-0,4
Integration costs	-0,6	-0,3
Other	0,4	0,2
Net loss for the period	**-11,3**	**-6,5**
Basic loss per share (€)	**-0.84**	**-0.73**
Cash and cash equivalents	**51,5**	**23,6**

"In 2006, we saw the BioFocus DPI service division deliver a profitable segment result and strong organic revenue growth, far outpacing market growth rates. The acquisitions made in 2006 will solidify the division's top tier position and the combined entity should secure continued growth," stated Onno van de Stolpe, CEO of Galapagos. "In our internal drug discovery, we made great progress in all of our therapeutic programs. The alliance with GSK in osteoarthritis has enabled us to gear up this program for the delivery of clinical candidates. By acquiring ProSkelia, we obtained a number of bone programs based on clinically validated targets, derisking our portfolio and increasing the chances of having multiple programs in the clinic in 2008. This year we intend to fully capitalize on the combined synergies of the acquisitions completed in 2006, placing us in prime position to become one of Europe's leading biotechs."

"The major steps taken in 2006 have transformed the Company financially for 2007," said David Smith, Galapagos' CFO. "Accordingly, we anticipate that Group revenues in 2007 will be in the range of €54-58 million. Furthermore, with a significant step up in R&D investment to support progression of our clinical and pre-clinical programs in 2007, we expect that full year cash burn will be €20 million."

Operational overview

Drug Discovery division

In our rheumatoid arthritis (RA) program, lead compounds have shown good pharmacokinetic properties and efficacy in relevant animal models of the disease. These molecules also show substantial protection against bone loss in the industry standard RA animal models. The compounds target a proprietary kinase protein that was identified using the Galapagos' SilenceSelect target discovery platform. Based on these encouraging results, Galapagos anticipates initiation of pre-clinical studies in 2007, with the potential of a candidate drug entering clinical Phase I in 2008.

On 7 June 2006, Galapagos and GlaxoSmithKline's Center of Excellence for External Drug Discovery announced a turn-key drug discovery and development alliance in osteoarthritis (OA) worth €137 million in upfront, milestone, and equity payments and up to double-digit royalties on commercial products. Galapagos will build upon its existing OA program to deliver drug candidates from target through to clinical Phase IIa proof of concept. This alliance validated the Company's target discovery platform as well as our drug discovery capabilities. In this program, Galapagos reported the achievement of Proof of Principle with compounds against its proprietary targets, showing *ex vivo* protection of bovine cartilage explants. Galapagos has several series of compounds in hit-to-lead and lead optimization that have potential to deliver novel therapeutics for the treatment of OA.

With the acquisition of ProSkelia on 22 December 2006, Galapagos enhanced its product portfolio with the addition of three programs in bone diseases (two for osteoporosis and one for bone metastasis), and one in cachexia (muscle atrophy and weight loss). The combined drug discovery portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases by the end of 2008. The transaction with ProSkelia also included an exclusive license option to oestradiol glucoside (E2G), a product for treatment of 'hot flashes', a menopausal symptom. Galapagos has started the preparations to initiate a Phase IIb clinical trial for this compound in Q4 of 2007. In addition to its programs, the acquisition of ProSkelia contributes capabilities and facilities that will greatly accelerate the Galapagos programs in bone and joint diseases.

BioFocus DPI division

Galapagos acquired Inpharmatica and the operational activities of Discovery Partners International as part of its strategy to make BioFocus DPI a worldwide leader in drug discovery services. The

appeal of this synergistic offering has been validated through a number of recent deals in which a combination of services were included, like the recently announced collaboration with the University of Bristol that combines Inpharmatica's Admensa and BioFocus DPI's medicinal chemistry expertise.

BioFocus DPI continues to be successful in securing multi-year contracts such as the three-year target discovery alliance with Arthrogen, the three-year exclusive library contract with Roche and the extension of its long term collaboration with Amgen into 2008.

BioFocus DPI also expanded its solid relationship with non-profit organizations by initiating a multi-year drug discovery collaboration with OneWorld Health, entering a new €2.4 million target discovery alliance with the ALS Association, and extending the collaboration with the Cystic Fibrosis Foundation.

In addition to these previously announced service deals, Galapagos also announces today that BioFocus DPI has extended its drug discovery agreement with Eli Lilly and Company (NYSE:LLY) until the end of 2007. Total contract extension value is expected to exceed €1 million.

Details of the financial results

Revenue
Galapagos' revenues for the full year 2006 more than tripled to €35.2 million (2005: €11.2 million). Of these revenues, €31.0 million were generated by BioFocus DPI. The Drug Discovery division contributed €4.2 million to Group revenues.

Results
BioFocus DPI contributed approximately €3.4 million to the result of the Group on a segment basis in 2006. The Group net loss for the full year 2006 was €11.3 million, or €0.84 per share, compared to €6.5 million, or €0.73 per share for 2005.
The main contributing factor to the planned increase of the net loss was an increase in research and development costs from €8.9 million to €15.9 million. The method of measuring R&D expenditure has been changed in order to better reflect the true nature of the costs involved, following the ProSkelia acquisition and increased importance of our R&D spend within the group. Galapagos now includes indirect costs such as premises costs, support staff and other site related costs; these costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. Before implementing the change, the investment in R&D would have been €12.1 million in 2006, in line with guidance.

Cash flow and cash position
Galapagos' cash and cash equivalents amounted to €51.5 million on 31 December 2006 up from €23.6 million at the end of 2005.

Through private placements on 19 September 2006 (€11 million) and 22 December 2006 (€31 million), Galapagos raised €40.3 million net of costs. After making an estimate for the cash acquired with Inpharmatica, for which shares are to be issued, and removing the purchase price of the acquisition of the DPI assets of €4.3 million, the full year cash burn was €11.9 million.

Outlook 2007
Galapagos anticipates growth in revenues from milestones in its Drug Discovery division and an increase in sales from BioFocus DPI, resulting in a full-year revenue guidance between €54 – 58 million in 2007. R&D expenditure will increase to approximately €33 million as a result of initiating clinical Phase IIb trials of the E2G compound in Q4 2007, progressing its RA and OP drug candidates into preclinical studies, and advancing its other R&D programs in bone and joint diseases. The R&D

expenditure will be partly offset by anticipated milestones from its alliance partners. We believe this investment in R&D will create the shareholder value expected from entering the clinic with multiple programs in 2008. Through continued cost control, full year cash burn in 2007 should be limited to €20 million.

Consolidated Financial Statements 2006
The electronic version of Galapagos' Consolidated Financial Statements 2006 is now available online at www.glpg.com/investor/financial_reports.htm. Printed versions of the report can be requested by e-mailing ir@glpg.com.

Conference call and webcast presentation
Galapagos will conduct a conference call open to the public today at 09.30 Central European Time (CET), which will also be webcast. To participate in the conference call, please call +32 2290 1608 ten minutes prior to commencement. A question and answer session will follow the presentation of the results. The live audio webcast can be accessed via Galapagos' website at www.glpg.com. The archived webcast also will be available for replay shortly after the close of the call.

Addendum to Board Change Announcement made on 12 January 2007
Rudi Pauwels has no other mandates at this time. Dr Pauwels' previous mandates in the past five years included: Founder, CEO, and CSO of Tibotec NV (Mechelen, Belgium), Founder and Chairman of VIRCO NV (Mechelen, Belgium), Chairman of Galapagos Genomics NV (Mechelen, Belgium).

About Galapagos
Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion, and Toxicity: Meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Silence Select® is a registered trademark of Galapagos NV

Galápagos

University of BRISTOL

For immediate release 15 February 2007

Galapagos and the University of Bristol enter drug discovery collaboration

Mechelen, Belgium and Bristol, United Kingdom; 15 February 2007 – Galapagos NV (Euronext & LSE: GLPG) and the University of Bristol today announced a new drug discovery collaboration in the field of cancer research. Galapagos' service division BioFocus DPI will provide lead optimization services for a University of Bristol research program focusing on destroying cancer cells. Total contract value for Galapagos exceeds €2 million in research fees over two years.

Scientists at ProXara Biotechnology Ltd, a spin-out from the University of Bristol, have discovered drug-like compounds that prevent PKB activation and that make tumour cells commit suicide. The University of Bristol has recently been awarded a €4.3 million research grant from the Wellcome Trust's Seeding Drug Discovery Initiative to take this research programme forward. BioFocus DPI will apply its lead optimization expertise and its Admensa technology to help the University of Bristol team optimize these drug-like compounds and select a candidate for clinical trials.

"This new collaboration with the University of Bristol validates the strategy behind the Inpharmatica acquisition," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "The combination of Inpharmatica's Admensa and our medicinal chemistry expertise is a powerful drug discovery tool."

"The innovation of BioFocus DPI's scientists, together with the support of the Wellcome Trust, will help us to accelerate development of our anti-cancer compounds," said Professor Jeremy Tavaré of the University of Bristol's Department of Biochemistry.

About protein kinase B

All cells in the human body contain protein kinase B, a naturally occurring enzyme that, if active, prevents cells from committing suicide. Programmed cell death, or apoptosis, is an important process in the body's development but, when this process goes wrong, unregulated cell growth occurs, leading to the development of tumours.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and

ADME[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About the University of Bristol Department of Biochemistry

The University of Bristol is one of the leading research universities in the UK, having an excellent national and international reputation in research, teaching and global discovery. The University is committed to combining its excellence in research and innovation with a vibrant enterprise culture and is working with government, industry and other partner organisations to encourage the growth of knowledge-based business in the South West.

The Department of Biochemistry obtained the maximum 5*A rating in the last Research Assessment Exercise (RAE), whilst in the most recent assessment of teaching quality and student support, the Quality Assurance Agency (QAA) awarded the Department a score of 24 out of 24. Taken together, these make Bristol one of the two most highly-rated University Biochemistry Departments in the UK. More information can be found at www.bris.ac.uk/biochemistry.

About the Wellcome Trust

The Wellcome Trust is the largest charity in the UK and the second largest medical research charity in the world. It funds innovative biomedical research, in the UK and internationally, spending around €750 million each year to support the brightest scientists with the best ideas. The Wellcome Trust's Seeding Drug Discovery initiative aims to bridge the funding gap in early-stage drug discovery, assisting researchers in academia or companies to take forward projects in small molecule therapeutics that will be the springboard for further research and development by the biotech and pharmaceutical industry. More information on the Wellcome Trust can be found at www.wellcome.ac.uk.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
Email: ir@glpg.com

University of Bristol
Sadia Haq, Enterprise Marketing Manager
Tel: +44 117 331 7631
Email: sadia.haq@bristol.ac.uk

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or

[1] ADME is the acronym for Absorption, Distribution, Metabolism, and Excretion: Meeting parameters against these four criteria is critical to the success of a pharmaceutical compound as a drug.

industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Admensa™ is a trademark of Galapagos NV and/or its affiliates.

For immediate release **1 February 2007**

Galapagos announces PPAR-delta commercial license agreement with Hillcrest Therapeutics

Mechelen, Belgium; 1 February 2007 – Galapagos NV (Euronext & LSE: GLPG) announced today that it has signed an exclusive commercial license agreement with US-based Hillcrest Therapeutics, Inc., in which Hillcrest was granted worldwide rights to develop and commercialize the PPAR-delta technology in all fields. PPAR-delta, a drug discovery program addressing diabetes and obesity, has reached the stage of candidate drug selection. Hillcrest Therapeutics, located in San Diego, California, is a portfolio company of Paramount BioSciences LLC, a leading drug development and company capitalization firm. Total contract value for Galapagos amounts to €770,000 in license fees, up to €27 million in potential milestones, undisclosed milestone payments in Hillcrest equity, and single digit royalties on commercial products arising from the program.

PPAR-delta[1] is a key regulator of the human body's control of metabolism; as such, it is considered a valuable target for drug discovery in diabetes and obesity. With the acquisition of Inpharmatica Ltd. on 5 December 2006, Galapagos obtained the downstream rights to the PPAR-delta program. Inpharmatica applied its predictive drug discovery technologies to this internal R&D program, developed proprietary lead series, and reached candidate drug selection within 18 months of commencement. Paramount BioSciences will be completing the development, clinical testing, and commercialization of this program. Galapagos will have no further involvement in the execution of the development.

"Galapagos is pleased to realize the upside of this drug discovery program, which we obtained as a result of the Inpharmatica acquisition," said Onno van de Stolpe, Chief Executive Officer of Galapagos.

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[2] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

---

[1] PPAR-delta is the acronym for Peroxisome Proliferator Activated Receptor, a nuclear receptor that responds to fatty acids.

[2] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion and Toxicity: meeting parameters against these four criteria is critical to the success of a pharmaceutical compound as a drug.

About Hillcrest Therapeutics and Paramount BioSciences

Hillcrest Therapeutics, Inc. is a development stage biopharmaceutical company focusing on cardiovascular and metabolic diseases. Founded in 2006, it is a portfolio company of Paramount BioSciences, a preeminent drug development and company capitalization firm, which provides its portfolio companies with a wide-range of professional and financial support services.

CONTACT

Galapagos NV
Dr Andre Hoekema
Senior Vice President Corporate Development
Tel: +31 65 151 7933
ir@glpg.com

Paramount BioSciences LLC
Tara Crosson
Chief Marketing Officer
Tel: +1 212 554 4351
tcrosson@paramountbio.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **12 January 2007**

Galapagos reports 2006 financial update, drug discovery advancements and changes to Board of Directors

- **2006 revenues in the €33-35 million range, a three-fold increase over 2005**
- **Cash position per 31 December 2006 of €51.5 million**
- **First milestone in osteoarthritis alliance with GSK**
- **Proof of Principle in osteoarthritis program**
- **Rheumatoid arthritis program on track to enter the clinic in 2008**
- **Rudi Pauwels joins Board of Directors, Wilson Totten and David Stone step down**

Mechelen, Belgium; 12 January 2007 - Galapagos NV (Euronext & LSE: GLPG) announces today that consolidated 2006 revenues will be in the range of €33-35 million, with a year-end cash balance of €51.5 million. Detailed financial results will be reported on 2 March 2007. In an update of its R&D programs, the Company reports that it has achieved significant progress in the advancement of its drug discovery pipeline in bone and joint diseases. In the osteoarthritis (OA) program, it obtained its first milestone in the alliance with GSK; furthermore, Galapagos achieved Proof of Principle in a relevant OA animal model. Compounds from several projects protected against the destruction of cartilage, the aim of OA-therapy. In the rheumatoid arthritis (RA) program, the Company developed compounds in lead optimization that show very promising results in animal models. The composition of the Galapagos Board has changed with two Non-Executive Directors stepping down and the appointment of a new independent Non-Executive Director.

Drug discovery program advancements

Osteoarthritis

In the OA program, Galapagos achieved a first milestone of €400,000 in the turn-key drug discovery alliance with GlaxoSmithKline (LSE & NYSE: GSK). GSK and Galapagos collaborate to deliver disease-modifying drugs with clinical Proof of Concept in clinical research Phase IIA to GSK's global research and development organization. The alliance is worth up to €137 million in upfront, milestone, and equity payments to Galapagos, plus up to double-digit royalties on global product sales.

Galapagos also achieved Proof of Principle in a relevant OA animal model, showing *ex vivo* protection of bovine cartilage explants treated with compounds developed against Galapagos' OA targets. Galapagos has several series of proprietary compounds in hit-to-lead and lead optimization that have potential to deliver a novel therapeutic for the treatment of OA. Next to RA, this is the second Proof of Principle for compounds targeting proteins identified in Galapagos' SilenceSelect discovery platform and this further validates the target discovery technology as well as the pipeline in bone and joint diseases.

Rheumatoid arthritis

In its RA program, Galapagos already reported the achievement of reduction in disease-causing cytokines and reduced paw swelling in a therapeutic mouse RA model. Today the Company reports that these lead compounds also show substantial protection against bone loss in the industry standard RA animal model. Furthermore, the program has achieved relevant potencies and pharmacokinetic profiles for compounds in lead optimization. These compounds target a proprietary kinase protein that was identified using the Galapagos' SilenceSelect discovery

platform. Based on these important results, Galapagos anticipates initiation of preclinical studies in 2007, with a candidate drug expected to enter clinical phase I in 2008.

ProSkelia

With the acquisition of ProSkelia (Romainville, France) on 22 December 2006, Galapagos enhanced its product portfolio with the addition of three preclinical products in bone diseases (osteoporosis and bone metastasis), and one preclinical product in cachexia (muscle atrophy and weight loss). The combined product development portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases in 2008. The transaction with ProSkelia also included an exclusive option and license to oestradiol glucoside, a product for treatment of menopausal symptoms ('hot flashes'). Galapagos has started the preparations to initiate a phase IIb clinical trial for this compound in Q4 of 2007. The ProSkelia capabilities and facilities will be used to accelerate the development of all optimized leads in bone and joint diseases.

Galapagos board changes

The board and management are delighted to announce the addition of Dr Rudi Pauwels as an independent, Non-Executive Board Member with effect as of 1 January 2007, as Rudi brings substantial experience in drug development. "I am very pleased to have Galapagos co-founder Rudi Pauwels return as a member of the Board of Directors", said Onno van de Stolpe, CEO of Galapagos. "As a pioneer of Belgian biotech, Rudi brings with him expertise in the discovery and development of new drugs, and Galapagos will benefit from his experience in bringing new drugs to the market." "Rudi's addition to the board highlights Galapagos' move into drug development," added Raj Parekh, Chairman of the Galapagos board.

Dr Pauwels (46), in addition to being a co-founder of Galapagos, was also co-founder of Tibotec (now a J&J company), a leading player in the field of anti-HIV drug development, and Virco, a company involved in molecular diagnostic tools for HIV resistance testing. Dr Pauwels is a pharmaceutical scientist who received several awards for his scientific work and his achievements as a biotech entrepreneur.

The appointment of Dr Pauwels will be submitted for approval at the next shareholders' meeting. There are no further details to be disclosed under Schedule 2(g) and Rule 17 of the AIM rules.

Dr Wilson Totten decided to step down as a Board Member effective 23 December 2006. He served as an independent Non-Executive Director on the Galapagos board since October 2004. Dr David Stone decided to step down as a Board Member effective 31 December 2006. Dr Stone joined the Galapagos Board as a dependent Non-Executive Director after the acquisition by Galapagos of BioFocus Ltd. in October 2005. "Both Wilson and David have significantly contributed to the transition of Galapagos from a target discovery company to a full fledge drug discovery entity," commented Raj Parekh, Chairman. "On behalf of the Galapagos board, I want to thank them for this accomplishment."

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical

candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion and Toxicity; meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug

Galápagos

BioFocus DPI
A Galápagos Company

For immediate release **3 January 2007**

Galapagos expands and extends drug discovery collaboration with Amgen into 2008

Mechelen, Belgium; 3 January 2007 – Galapagos NV (Euronext & LSE: GLPG) announced that its service division BioFocus DPI has expanded and extended its longstanding drug discovery collaboration with Amgen through 2007 and 2008. BioFocus DPI will continue to provide biology, computational and medicinal chemistry services and will supply biologically-directed library compounds to Amgen's discovery programs. Under the terms of the extended agreement, Galapagos will receive an upfront fee of $2.4 million as a payment for 2007 research costs. Additionally, Galapagos may receive compensation in the form of library and technology access fees, research fees, milestone payments, and bonuses.

The initial collaboration, announced in January 2003, involves the identification of lead candidates against multiple ion channel targets. The agreement announced today expands this collaboration to include all classes of targets, including ion channel, GPCR and kinase targets. Additionally, the agreement has been expanded to include the supply of BioFocus DPI's compound collection comprising 700,000 synthetic small molecules and its proprietary natural product compound collection containing 145,000 pre-purified subfractions, pure natural products, and semi-synthetic natural products.

"The additional breadth and depth gained by BioFocus DPI's drug discovery offering this year have helped us to expand our strong collaborative relationship with Amgen," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "We are excited that the potential hits arising from BioFocus DPI's unique library collections could provide promising lead candidates for Amgen's discovery programs over the next two years."

About Galapagos

Galapagos (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) is a drug discovery company with clinical and pre-clinical programs in bone and joint diseases, cachexia, and menopausal hot flashes. Its division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADME[1] database products to select targets and compounds. Galapagos currently employs 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

[1] ADME is the acronym for Absorption, Distribution, Metabolism, and Excretion: Meeting parameters against these four criteria is critical to the success of a pharmaceutical compound as a drug.

Galápagos

BioFocus DPI
A Galápagos Company

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

For immediate release **22 December 2006**

Galapagos acquires ProSkelia from ProStrakan and raises €31 million

Creates drug discovery leader in bone & joint diseases

Webcast Press Conference Scheduled for 10.30 AM CET on 22 December, 2006

- **Preclinical programs in bone disease to expand Galapagos' pipeline**
- **Phase II menopausal product marks start of Galapagos clinical development**
- **Acquisition price comprises €12.5 million in newly issued Galapagos shares plus a future earn-out capped at €14.5 million**
- **Galapagos raises an additional €31 million through a private placement**
- **Proceeds will be used to fund Galapagos' enhanced portfolio in bone & joint diseases through to clinical testing**

Mechelen, Belgium, 22 December, 2006; Galapagos NV (Euronext & London AIM: GLPG), an integrated drug discovery company, today announced to have entered into a definitive agreement with UK-based ProStrakan Group plc (LSE: PSK) under which Galapagos acquires ProSkelia SASU, a French subsidiary of ProStrakan.

ProSkelia is engaged in drug discovery and development in bone diseases. ProSkelia was the 2002 spin-out of Aventis' Bone Disease Unit and was acquired in 2004 by the Strakan Group to form ProStrakan.

The assets that Galapagos acquires include ProSkelia's R&D operations focused on bone diseases as well as a product portfolio of three preclinical products in bone diseases (osteoporosis and bone metastasis), and one preclinical product in cachexia (muscle atrophy and weight loss). The combined product development portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases in 2008.

The transaction includes an exclusive option and license to oestradiol glucoside ("E2G"), a product that has successfully completed a phase IIa clinical study for treatment of menopausal symptoms ('hot flashes'). This marks the start of Galapagos' clinical programs. With the acquisition, ProSkelia's ongoing R&D partnerships with Amgen, Genentech, and Novartis will be transferred to Galapagos. Galapagos will receive all annual revenues from these partnerships and will be eligible to 25% of the downstream milestones and royalties from these partnerships.

The acquisition price

The acquisition price of ProSkelia comprises €12.5 million in newly issued Galapagos shares. This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that Galapagos will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to

successful completion of Phase IIb clinical trials and partnering of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should Galapagos decide to partner or out-license this.

Financing
In conjunction with the acquisition, Galapagos has raised an additional €31 million in funding through a private placement of new shares with institutional investors in the US and Europe. The proceeds of the offering will be used for the funding of the further development of the enhanced portfolio in bone & joint diseases through to clinical testing.

"With our programs in rheumatoid arthritis, our GSK alliance in osteoarthritis, and now the excellent ProSkelia programs, Galapagos is becoming a leader in the discovery and development of small molecule drugs to treat bone and joint diseases," commented Onno van de Stolpe, CEO of Galapagos. "With the licensing of ProStrakan's E2G program, we will be able to execute a phase IIb trial and build the necessary infrastructure to progress our other products into and through clinical testing. Additionally, Galapagos expands its collaborations with leading pharma and biotech companies, while operating a fast growing business unit in drug discovery services. The substantial capital inflow through the issue of new shares to institutional investors in the US and Europe is expected to provide Galapagos with the necessary funding to bring our bone and joint programs into the clinic in 2008 and 2009. We are gratified by the strong support from leading international institutions for our plans."

ProSkelia, located in Romainville near Paris, operates state of the art research facilities in discovery research. It currently employs 65 people. The operations will be integrated with Galapagos' drug discovery division based in Mechelen. The acquired capabilities in preclinical development and *in vivo* pharmacology will benefit Galapagos' current drug discovery programs. As a consequence, Galapagos expects immediate cost savings of about €2.5 million per year, mainly because of reduced outsourcing needs for Galapagos drug development, and in part through operational synergies.

This acquisition also fits very well within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turnkey drug discovery alliances, as it further strengthens the company's portfolio of drug candidates. Galapagos entered such a turnkey alliance with GlaxoSmithKline in osteoarthritis in June 2006 and intends to complete two more such turnkey deals in the coming three years.

Galapagos will issue 4,860,331 new shares as part of the capital increase and the ProSkelia acquisition, on the basis of €8.95 per share (the average Galapagos share price over the last thirty days prior to 22 December 2006 as quoted on Euronext Amsterdam). The newly issued shares to ProStrakan will be subject to a 12-month lock-up agreement, other than in certain defined circumstances. Galapagos shall apply for a listing of the newly issued Galapagos shares on Euronext Brussels and Euronext Amsterdam, subject to the approval by the Belgian Banking Finance and Insurance Commission (BFIC-CBFA) of a prospectus as required under applicable Belgian law, as well as on London AiM. Trading of the new shares issued in conjunction with the private placement will be subject to BFIC-CBFA approval of the prospectus, which is expected April, 2007.

Kempen & Co advised Galapagos in the acquisition of ProSkelia, and Kempen & Co, Fortis and Whitaker Securities have been Joint Lead Managers of the private placement.

Webcast Press Conference details

Galapagos will host a press conference and audio webcast call discussing the transaction on 22 December, 2006 at 10.30 AM CET/ 9.30 AM GMT. To participate in the call, dial +32 2290 1608 ten minutes in advance of the call. A live webcast of the conference call can be accessed on the Galapagos website at www.glpg.com. An archived version of the webcast will be available later today and archived on the website for 30 days.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADME database products to select targets and compounds. Prior to this transaction, Galapagos employed more than 380 people and operated facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About ProStrakan

ProStrakan Group plc is a rapidly growing international specialty pharmaceutical company engaged in the development and commercialization of prescription medicines for the treatment of unmet therapeutic needs in major markets. The company is headquartered in Galashiels, Scotland. EU-wide sales and marketing of ProStrakan's portfolio of products are handled by commercial subsidiaries based in the UK, France, Germany and Spain. ProStrakan was listed on the London Stock Exchange in June 2005. More information on ProStrakan can be found at www.prostrakan.com.

Forward Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements made by ProStrakan or Galapagos speak only as of the date made. ProStrakan and Galapagos undertake no obligation to publicly update any

forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Galapagos NV
Onno van de Stolpe
CEO
+31 6 2909 8028
ir@glpg.com

Galápagos

An Initiative of The ALS Association

For immediate release **11 December 2006**

Galapagos and The ALS Association announce €2.4 million target discovery alliance

Mechelen, Belgium and Calabasas Hills, CA, USA; 11 December 2006 – Galapagos NV (Euronext & LSE: GLPG) and The ALS Association, a non-profit health organization dedicated to finding a cure for amyotrophic lateral sclerosis (ALS), announced today a new two-year target discovery alliance. Galapagos' service division BioFocus DPI will apply its adenoviral platform to identify drug targets for the development of new ALS therapies. Under the terms of the agreement, Galapagos may receive up to €2.4 million ($3 million) from The ALS Association. In addition, Galapagos has the option to further develop certain targets identified in the program.

Key to the identification of ALS targets is the cell model representing the disease process in ALS. In this project, BioFocus DPI will screen its adenoviral SilenceSelect collection in human motor neurons. BioFocus DPI will use the PluriCell human pluripotent stem cell platform and expertise from Stem Cell Innovations for this screening. PluriCells have the potential to aid in drug discovery, toxicology, and cell therapy. These human stem cells can be differentiated into motor neurons which will be used in this program as the cell system for functional selection of ALS drug targets using the SilenceSelect collection.

"We are proud to work with The ALS Association in the fight against ALS," said Onno van de Stolpe, CEO of Galapagos. "This alliance builds on both our CNS expertise and on our strong franchise in working with non-profit health organizations to identify disease-modifying drug targets for unmet medical needs."

This funding from The ALS Association's translational program, Translational **Re**search **A**dvancing **T**herapy for **ALS** (TREAT ALS), is the largest to date focused on drug development. TREAT ALS seeks new avenues to therapeutics and puts into place a clinical trials process that will be ready when any new candidates are identified. Several pilot clinical trials of existing candidates are already underway with TREAT ALS funding.

"We see this alliance with Galapagos as an important initiative within The ALS Association's mission to find a cure for and improve living with ALS," said Dr. Lucie Bruijn, Science Director and Vice President at The ALS Association. "Galapagos' target discovery engine gives us new inroads toward developing medicines that may stop ALS."

About ALS

Amyotrophic lateral sclerosis (ALS), often referred to as "Lou Gehrig's disease," is a progressive neurodegenerative disease that affects nerve cells in the brain and the spinal cord. Motor neurons reach from the brain through the spinal cord on to the muscles throughout the body. When the motor neurons die, the ability of the brain to initiate and control muscle movement is lost. With voluntary muscle action progressively affected, patients in the later stages of the

disease may become totally paralyzed. The progressive degeneration of the motor neurons in ALS eventually leads to death of the patient. Yet, through it all, for the vast majority of people, their minds remain unaffected. Although a small percentage of ALS cases is genetically inherited, incidence of ALS is mainly sporadic. ALS affects more than 30,000 Americans, most of whom are between 40-70 years of age. At this time, the cost of medical care for ALS patients is exceedingly high.

About The ALS Association

The ALS Association (ALSA) is the only U.S. not-for-profit health organization dedicated solely to the fight against ALS. ALSA covers all the bases - research, patient and community services, public education, and advocacy - in providing help and hope to those facing the disease. The mission of ALSA is to find a cure for and improve living with amyotrophic lateral sclerosis. More information about ALSA can be found at www.also.org.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA; London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADME database products to select targets and compounds. Galapagos currently employs more than 380 people and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

The ALS Association
Jeff Snyder, vice president, communications
Tel: +1 818 880 9007
jeff@alsa-national.org

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given

these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

SilenceSelect® is a registered trademark of Galapagos NV and/or its affiliates.
PluriCells™ is a trademark of Stem Cell Innovations, Inc.

Galápagos

inpharmatica

Galapagos to acquire Inpharmatica

Acquisition broadens drug discovery capabilities and services

Webcast Conference Call Scheduled for 10.00 AM CET on 6 December, 2006

- **Acquisition price of €12.5 million in all-share transaction**
- **Acquired assets include an estimated €6 million in cash (of which half is due by December 31, 2006)**
- **Potential all-share earn out payments of maximum €6.6 million based on pre-agreed commercial milestones**
- **Technology will accelerate Galapagos' drug development**
- **Services will add breadth and depth to BioFocus DPI offering**
- **Estimated 2006 Inpharmatica revenues of €4.7 million**

Mechelen, Belgium, and London, UK, 6 December, 2006; Galapagos NV (Euronext & London AIM: GLPG), an integrated drug discovery company, and UK-based Inpharmatica Ltd. today announced that they have entered into a definitive agreement under which Galapagos will acquire Inpharmatica in an all-share transaction. The acquisition price of Inpharmatica is in three components: the ongoing business is valued at €6.5 million, the estimated cash at an additional €6 million (of which half is due by 31 December 2006), and the potential maximum earn-out related to commercial milestones at €6.6 million.

Galapagos will issue, on the basis of €8.82 per share (the average GLPG share price over the last thirty days prior to 5 December 2006), a maximum of 2,165,532 new shares assuming that all three components are fully delivered. The new shares will be issued to the Inpharmatica shareholders in three tranches. The first tranche of 623,582 new Galapagos shares shall be issued in December 2006. Two subsequent tranches are due to be issued in April and May 2007. The exact number of shares to be issued in these two tranches at that time will be dependent upon certain pre-agreed contractual conditions.

All issued shares will be subject to a lock up agreement ending 10 May 2007. Galapagos shall apply for a listing of the newly issued Galapagos shares on Euronext Brussels and Euronext Amsterdam, subject to the approval by the Belgian Banking Finance and Insurance Commission (BFIC-CBFA) of a prospectus as required under applicable Belgian law, as well as on London AIM.

Inpharmatica is a world-leader in the development and application of powerful, genome-scale predictive products and services for drug discovery research. The company's technologies for drug discovery will bolster Galapagos' leading position in this field by improving the Group's ability to select targets and compounds based on predictive models

and expertise. These technologies include ADME[1] services (Admensa™), a novel approach to prioritize chemical compounds in drug screening, as well as chemo-informatics services (Chematica™) to select the best targets for drugability[2]. Both technologies have already been widely adopted by the pharmaceutical industry and enjoy a track record of success. Major new customers brought by Inpharmatica to the Galapagos group include Pfizer and Schering.

Inpharmatica will become part of BioFocus DPI, Galapagos' drug discovery services business. BioFocus DPI will assume the commercial and scientific management of Inpharmatica, including the execution of all current contracts of Inpharmatica. As a consequence of the acquisition, the companies anticipate downsizing of Inpharmatica's management, sales and administrative staff positions. The current CEO and CFO will assist in handover until 31 December 2006 and 31 March 2007 respectively. Immediate annualized operational synergies are expected to amount to about €1.5 million. As part of the acquisition, Galapagos will obtain certain downstream financial rights to Inpharmatica's internal PPAR-delta program, addressing obesity and diabetes, which has reached the stage of candidate selection.

"We are excited to add the distinguished drug discovery capabilities of Inpharmatica to our BioFocus DPI business. Adding proprietary target and compound selection tools to our platform provides an even broader array of drug discovery solutions for both our internal R&D and for our services business," commented Onno van de Stolpe, CEO of Galapagos. "It will position our company further for additional turn-key deals ranging from target discovery all the way to clinical Proof of Concept."

"We believe that the merger of our drug discovery service operations into BioFocus DPI creates the best value for our shareholders", said John Lisle, Inpharmatica's CEO. "Integrating Admensa and Chematica within the BioFocus DPI offering will greatly increase their commercial potential and opportunity."

Rationale and strategy of acquisition by Galapagos

Galapagos acquires Inpharmatica as part of its strategy to build a worldwide leader in drug discovery services, ranging from target discovery all the way through to the delivery of compounds with clinical Proof of Concept.

Galapagos will integrate Inpharmatica into its service division BioFocus DPI. Inpharmatica currently employs around 30 people in Cambridge and London, UK; The majority of this staff will join BioFocus DPI and will bring the total Galapagos headcount to over 380 staff in

---

[1] ADME is the acronym for Absorption, Distribution, Metabolism, and Excretion: Meeting parameters against these four criteria is critical to the success of a pharmaceutical compound as a drug.

[2] Drugability measures how effectively a target can be modulated by a small molecule with the right ADME properties to be developed into a drug.

seven countries.

Galapagos will also employ this acquired capability in its own drug discovery programs in bone and joint diseases, where it aims to bring its own candidate drugs into the clinic.

The acquisition of Inpharmatica fits within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery collaborations, as it strengthens the company's breadth of technologies and services. Galapagos entered such a turn-key alliance with GlaxoSmithKline in osteoarthritis in June 2006 and intends to complete two more such turn-key deals in the coming three years.

The predictive drug discovery capabilities acquired are expected to accelerate Galapagos' own R&D pipeline by enabling prioritization of its validated targets and the chemical lead compounds in the process of drug development.

Webcast Conference Call details

Galapagos will host a conference call discussing the transaction on 6 December, 2006 at 10.00 AM CET/ 9.00 AM GMT. To participate in the call, dial +32 2290 1608 ten minutes in advance of the call. A live webcast of the conference call can be accessed on the Galapagos and Inpharmatica websites at www.glpg.com and www.inpharmatica.co.uk, respectively. An archived version of the webcast will be available later today and archived on both company's websites for 30 days.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and validation, and drug discovery services through to clinical Proof of Concept. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Prior to this transaction, Galapagos employed more than 360 staff, and occupies facilities in the US, the UK, Belgium, Switzerland, Germany and the Netherlands. Galapagos maintains its revenue guidance for 2006 of €33-38 million. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About Inpharmatica

Inpharmatica is a privately held drug discovery company. Founded in 1998, the company employs around 30 people at its UK locations in London and Cambridge. Major investors include 3i, GIMV, Advent Venture Partners, Abingworth, Gilde and Reed Elsevier Ventures.

Galápagos

inpharmatica

The principal capability of Inpharmatica is to effectively manage and leverage the overwhelming gene, protein and drug compound related data generated in drug discovery.

The company offers a full set of predictive capabilities, database products and consultancy services to accelerate the drug discovery process and enable creation of high quality Candidate molecules. Inpharmatica reported an audited operating loss of €11.9 million for the year ended 31 December 2005, mainly attributable to the discovery unit, and net assets of €10.9 million (before preference share debt of €18.5 million, which will be eliminated upon consolidation by Galapagos). The discovery unit was closed during 2006, consolidating operations towards services, and Inpharmatica is in advanced stages of agreeing a partner for its PPAR delta discovery program.

Galapagos acquired the continuing service operations as well as the downstream PPAR-delta rights. It has two remaining service business units:

Chematica™, which enables effective selection of the best biological targets and the most appropriate drug-like chemistry starting points for advancement; and

Admensa™, which enables the highly efficient selection of chemical compounds with the optimal balance of ADME properties.

Inpharmatica is a very well-known and highly-regarded partner to the pharma and biotech industries with excellent connections in most leading companies worldwide.
More information about Inpharmatica can be found at www.inpharmatica.co.uk.

Forward Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements made by Inpharmatica or Galapagos speak only as of the date made. Inpharmatica and Galapagos undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

For Galapagos NV:
Onno van de Stolpe
CEO
+31 6 2909 8028
ir@glpg.com

For Inpharmatica:
John Lisle
CEO
+44 20 74 47 23
j.lisle@inpharmatica.co.uk

Galápagos **BioFocus DPI** A Galápagos Company

For immediate release **4 December 2006**

Galapagos awarded European Union grant

Mechelen, Belgium; 4 December 2006 – Galapagos NV (Euronext & LSE: GLPG) has secured a European Union grant of €500,000 for service division BioFocus DPI's participation in PROLIGEN, a research consortium focused on enhancing regeneration of injured kidneys.

The PROLIGEN consortium, comprising a number of European companies and universities, aims to improve the regenerative capacity of injured kidneys, using information derived from genomics, proteomics, and functional genomics. Under the terms of the agreement, BioFocus DPI will use its SilenceSelect and FLeXSelect adenoviral libraries and cellular assay expertise to identify targets that can serve as starting points for the development of novel treatment methods for kidney injury. The resulting gene function information will provide the PROLIGEN consortium the necessary tools to deliver new biologicals and cell-based therapies for kidney regeneration.

"That Galapagos' core target discovery engine can play such a central role in the EU's new kidney regeneration research effort is gratifying and provides strong support for its potential application in other areas of unmet medical need," said Onno van de Stolpe, CEO of Galapagos.

About PROLIGEN

The PROLIGEN consortium brings together selected academics, clinicians, and industry experts to deliver new therapeutic approaches to regenerative medicine. Consortium members include the Consejo Superior de Investigaciones Científicas - Instituto de Investigaciones Biomédicas de Barcelona and the Fundació Privada Institut d'Investigació Biomèdica de Bellvitge in Spain, the Klinikum der Johann Wolfgang Goethe Universität in Germany, Genedata AG in Switzerland, ProtEra s.r.l. in Italy, Leiden University and BioFocus DPI in the Netherlands. PROLIGEN's approach is to define and identify a set of proteins associated with functional recovery from renal injury, build up high throughput test systems to follow the basic biological process involved in regeneration and use these read out systems to identify novel targets, followed by development of biologicals and cell based therapy for the regeneration of injured kidneys. The European Union's Sixth Framework Program is supporting PROLIGEN's efforts with €2.5 million in funding over three years.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

Galápagos

BioFocus DPI
A Galápagos Company

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans", "seeks," "estimates," "may," "will," "could," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

This communication reflects only the view of Galapagos NV. The European Union is not liable for any use that may be made of the information contained in this press release.

Galápagos

BioFocus DPI
A Galápagos Company

For immediate release **28 November 2006**

BioFocus DPI extends ISO certification to Leiden operations

Mechelen, Belgium; 28 November 2006 – Galapagos NV (Euronext & LSE: GLPG) announced today that its service division BioFocus DPI has extended its International Standards Organization's ISO 9001:2000 certification to cover its Target Discovery operations in Leiden. BioFocus DPI first received certification for its Cambridge site in 2003. The extension to Leiden follows on an external audit performed by Lloyds Register of Quality Assurance (LRQA), a UKAS and Dutch RvA accredited quality certification body.

The scope of BioFocus DPI's certification covers its provision of biological and chemical research for the pharmaceutical, biotechnology and agrochemical industries. ISO 9001 is an internationally accepted standard that represents good management practices and aims to ensure that organizations consistently deliver products or services that meet their clients' quality requirements.

"This certification reflects our commitment to excellence in drug discovery and the professionalism and hard work of all our staff. We intend to build on our success in Leiden, as we strive to exceed our customers' expectations," said Chris Newton, Senior Vice President of BioFocus DPI.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

BioFocus DPI
Chris Newton, Senior Vice President
Tel: + 44 1799 533535
ir@glpg.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which

might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

cystic fibrosis foundation THERAPEUTICS Inc.

For immediate release **22 November 2006**

Galapagos extends target discovery alliance with Cystic Fibrosis Foundation Therapeutics

Mechelen, Belgium and Bethesda, Maryland, USA; 22 November 2006 – Galapagos NV (Euronext & LSE: GLPG) announced today the extension of the target discovery alliance between its service division BioFocus DPI and Cystic Fibrosis Foundation Therapeutics, Inc. (CFFT), the drug discovery and development affiliate of the Cystic Fibrosis Foundation. This 15-month extension exceeds €800,000 in research fees and builds further on the alliance initiated in April 2005. As recently presented at the 20th Annual North American Cystic Fibrosis Conference in Denver, BioFocus DPI is applying its SilenceSelect adenoviral library and expertise in assay design to discover novel drug targets for the development of new cystic fibrosis therapies.

"The project to discover novel targets for cystic fibrosis is proceeding very well, and we are therefore pleased and proud that Cystic Fibrosis Foundation Therapeutics has extended the alliance. This will enable BioFocus DPI to deliver validated targets as the basis for the development of new medicines," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "It is particularly gratifying that our target discovery engine is being applied to the unmet medical needs addressed by patient foundations such as the Cystic Fibrosis Foundation."

"We are pleased with the quality of the results achieved to date in the alliance. BioFocus DPI's innovative target discovery platform is poised to deliver promising targets for the treatment of cystic fibrosis," said Robert J. Beall, Ph.D., president and CEO of the Cystic Fibrosis Foundation. "Our interactions with this team have been very positive and bode well for a successful outcome of this alliance."

About Cystic Fibrosis

Cystic fibrosis (CF) is a genetic disease affecting approximately 30,000 children and adults in the United States alone. A defective gene causes the body to produce abnormally thick, sticky mucus that blocks the airways, leading to life-threatening lung infections, and that obstructs the pancreas, causing difficulty absorbing food. The median life expectancy of CF patients has improved from early childhood to the mid-30s today, but many individuals battle lung disease for years.

About the Cystic Fibrosis Foundation and CFFT

The mission of the Cystic Fibrosis Foundation is to assure the development of the means to cure and control CF and to improve the quality of life for those with the disease. With money raised through donations from individuals, corporations and foundations since its establishment in 1955, the CF Foundation supports research and care to continue adding tomorrows every day to the lives of those with CF.

CFFT is the non-profit drug discovery and development affiliate of the CF Foundation. CFFT supports and governs activities related to CF drug discovery through drug development and clinical evaluation. The CF Foundation provides support to fund CFFT's operations, specifically

the Therapeutics Development Program. For more information about CF, the Cystic Fibrosis Foundation or CFFT, visit www.cff.org.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Cystic Fibrosis Foundation
Suzanne Pattee
VP, Public Policy and Patient Affairs
Tel: +1 301 907 2548
spattee@cff.org

Laurie Fink
Director of Media Relations
Tel: +1 301 841 2602
lfink@cff.org

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans", "seeks," "estimates," "may," "will," "could," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **1 November 2006**

Galapagos announces natural compounds collaboration with LEO Pharma

Mechelen, Belgium and Ballerup, Denmark; 1 November 2006 – Galapagos NV (Euronext & LSE: GLPG) announces a first collaboration with privately-held LEO Pharma, a leader in dermatology treatments and critical care. BioFocus DPI, Galapagos' service division, will use a subset of its natural compound collection for high throughput screening, hit verification, and profiling of selected compounds for LEO Pharma's antibacterial research program. In return, Galapagos stands to receive up to €400,000 in project fees and up to €3 million in milestone payments. Galapagos may also receive royalties on sales of commercial products resulting from the collaboration.

Today's agreement with LEO Pharma marks Galapagos' first for its natural compound collection, acquired with the drug discovery activities of Discovery Partners International in July 2006. It focuses on the discovery of new antibacterial agents using specific targeted screens. Screens for new antibiotics are particularly appropriate for natural product discovery.

"We are pleased with this new collaboration in many ways. Not only do we initiate a relationship with LEO Pharma, but we also confirm the interest from the market for our newly-acquired natural compounds collection and technologies by landing this high-value deal within only a few months after closing the DPI transaction," said Onno van de Stolpe, Chief Executive Officer of Galapagos.

"We at LEO Pharma are delighted to enter into this collaboration with BioFocus DPI and expect that gaining access to their significant repository of natural product subfractions will strengthen our antibiotic drug discovery program. We trust this will be the start of a successful and long term arrangement to discover new pharmaceutical natural products," said Dr. Tore Duvold, Vice President for Drug Discovery at LEO Pharma.

BioFocus DPI natural compounds

Natural compounds are a major source of new medicines, as nearly half of drugs brought to market in the last 20 years originated from compounds derived from nature. With their unique organic characteristics, natural compounds are especially important for drug development against certain target classes. BioFocus DPI's natural compound collections are based on bacterial and fungal sources, offering characteristics differentiating these from synthetic chemistry collections, including high chemical and functional diversity, potent pharmacological activities over a broad range of biological targets, and desirable physicochemical properties.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and

validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About LEO Pharma

LEO Pharma A/S is a research-based, fully integrated pharmaceutical company among the world's leading players in dermatology and critical care. The foundation-owned company is headquartered in Denmark, employs 3,000 people in 40 countries and markets its products in 90 countries. Further information about LEO Pharma can be found at www.leo-pharma.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

LEO Pharma A/S
Adam Estrup
Director, Corporate Communications
Tel: +45 72 26 23 53
adam.estrup@leo-pharma.com

This release may contain forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans", "seeks," "estimates," "may," "will," "could," "stands to," and "continues," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

For immediate release **19 September 2006**

Galapagos raises €11.1 million from new equity issue

Mechelen, Belgium; 19 September 2006 - Galapagos NV (Euronext & LSE: GLPG) has placed 1,305,074 new shares in a successful private placement with Fortis Bank NV, at a price of €8.50 per share. Fortis intends to place these new shares with international institutional clients via an accelerated bookbuilding procedure. Galapagos raised gross proceeds of €11.1 million.

The Board of Directors of Galapagos has authorized this capital increase of €11.1 million by the issuance of 1,305,074 new ordinary shares at a price per share of €8.50, reflecting the average share price on Euronext Amsterdam over the last 30 days. The new shares are expected to be admitted to trading and listing on Eurolist by Euronext Brussels and Euronext Amsterdam and on AiM on 22 September 2006. As a result of the placement, Galapagos will have 14,355,817 ordinary shares outstanding.

"We are very pleased with this capital increase, an expression of confidence in our strategy," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "The proceeds will be instrumental in further developing our programs in bone and joint diseases, with our lead drug in rheumatoid arthritis expected to enter the clinic in 2008."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Galápagos

iOWH

For immediate release **6 September 2006**

Galapagos and OneWorld Health collaborate to develop new drugs for the treatment of diarrheal diseases

Mechelen, Belgium and San Francisco, California, USA; 6 September 2006 - Galapagos NV (Euronext & LSE: GLPG) announced today that its service division BioFocus DPI has entered into a drug discovery collaboration with the Institute for OneWorld Health, a non-profit pharmaceutical company headquartered in San Francisco, California. OneWorld Health is working on a number of drug development initiatives for neglected diseases, with support from the Bill & Melinda Gates Foundation and other donors. The collaboration focuses on the development of new drugs to combat diarrheal diseases, a fundamental threat to the health of children in the developing world. Under the terms of the agreement, BioFocus DPI will apply its medicinal chemistry expertise to identify new drug candidates for OneWorld Health's diarrheal disease program. Total contract value for Galapagos exceeds €3 million over two and a half years.

Diarrheal diseases are a leading cause of death in children under the age of five worldwide. Each year more than two million children in developing countries die from these diseases, caused by a wide range of bacterial, parasitic, and viral pathogens. Diarrheal diseases result in rapid fluid loss, which can lead to severe dehydration and death. The collaboration between BioFocus DPI and OneWorld Health aims to develop new anti-secretory drugs, which inhibit the loss of fluid in the intestine. These drugs will be used as an adjunct to oral rehydration therapy for the treatment of life-threatening enterotoxigenic E. Coli and cholera which are responsible for nearly 40% of reported cases of diarrheal disease. Under the scope of the project, BioFocus DPI will offer its expertise in medicinal chemistry to identify potential drug candidates for future development.

"We are very proud that OneWorld Health has chosen to award this project of major health concern to BioFocus DPI," said Onno van de Stolpe, CEO of Galapagos. "This collaboration further illustrates BioFocus DPI's ability to apply its versatile drug discovery approach to a wide range of disease areas. We are pleased to be able to contribute to the worldwide research effort aimed at saving lives of children in developing world countries."

"BioFocus DPI's expertise in generating new drug leads will contribute to the advancement of our drug development program in diarrheal diseases," said Dr. Victoria Hale, Founder and CEO of OneWorld Health. "Their medicinal chemistry knowledge and high standards of research will help us to reach our goal of developing safe, effective and affordable drugs for the treatment of diarrheal diseases in developing countries."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

Galápagos

iOWH

About the Institute for OneWorld Health

The Institute for OneWorld Health, the first U.S. nonprofit pharmaceutical company, develops safe, effective, affordable medicines for people with diseases of the developing world. OneWorld Health applies its entrepreneurial business model to the unmet medical needs of the developing world through its staff of experienced pharmaceutical scientists who identify promising leads and drive drug development from pre-clinical studies to clinical trials through regulatory approval. The Institute for OneWorld Health was founded by Dr. Victoria Hale in 2000 and receives funding from the Bill & Melinda Gates Foundation and other donors. The Institute for OneWorld Health, headquartered in San Francisco, USA, is a tax-exempt 501(c) (3) U.S. corporation. More information about The Institute for OneWorld Health can be found at www.oneworldhealth.org. Media resources are available at www.oneworldhealth.org/media/index.php/.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Institute for OneWorld Health
James H. Hickman
Vice President, Communications
Tel: +1 415 421 4700, outside office hours: +1 415 994 3547
JHickman@OneWorldHealth.org

For immediate release **4 August 2006**

Galapagos announces sharp revenue increase and profitability of service division in its half-year 2006 results

- Revenues of €11 M, up +78% on pro forma basis
- Service division BioFocus contributes €2.4 M to results
- Gross margins more than doubled from 21% to 47%
- Bone- and joint programs accelerate toward clinic on R&D investment of €4 M
- Loss before taxes of €5.2 M, a 31% decrease on pro forma basis
- Cash position of €20 M on 30 June 2006
- Total downstream milestones for Galapagos now exceed €220 M

Webcast audio conference presentation 9.30 CET at www.glpg.com

Mechelen, Belgium; 4 August 2006 - Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announces its financial results for the first half of 2006 and reiterates revenue guidance for the second half of 2006.

Galapagos' first half 2006 operational and strategic highlights include:

- Galapagos drug discovery accelerates toward clinical development, led by the rheumatoid arthritis program. Galapagos expanded its portfolio and improved potency of molecules that target proprietary targets in bone and joint disease, on track for clinical testing in 2008.
- Broad alliance with GlaxoSmithKline (GSK) in osteoarthritis, worth €137 million in upfront, milestone and equity payments and up to double digit royalties on commercial products.
- Acquisition of the drug discovery operations of Discovery Partners International for €4.3 million cash, closure completed on 5 July 2006.
- Long term service agreements with Roche, Boehringer Ingelheim and Arthrogen totaling in excess of €9.5 million in potential value.
- Headcount increase from 220 to 330, including 144 PhDs, located in seven countries including a strong presence in the US.

"Our achievements in the first half of 2006 will transform Galapagos into a leading European biotechnology company. The broad osteoarthritis alliance with GSK is a strong validation of our technology, and the acquisition of DPI's operations have propelled BioFocus DPI to the top tier in our sector of drug discovery services. Galapagos is right on track with the execution of its strategic goals for 2006," said Onno van de Stolpe, Galapagos' CEO.

"The services business generated a €2.4 million segment profit in the first six months of 2006. This underscores the value of our hybrid business model," added David Smith, Galapagos' CFO "BioFocus is progressing as planned toward delivering annual organic sales growth of between 40-70%. Including DPI sales in the second half of 2006, BioFocus DPI more than tripled the consolidated 2005 revenues."

Pro forma results

Note: BioFocus plc, a listed company based in the United Kingdom was acquired by Galapagos on 17 October 2005. The interim financial statements for the six months ended 30 June 2005 therefore exclude the operating activities for BioFocus plc. Although not formally part of the interim financial statements, the following information is provided for illustration purposes, showing the results of the group had the combination occurred at the beginning of 2005. Cash payment for the DPI operations and their operational results will be consolidated starting from 6 July 2006.

Key figures, pro forma comparison
(€ thousands)

	30 June 2006	30 June 2005	
Revenues	**10,973**	**6,177**	**78%**
Cost of sales	-5,758	-4,883	18%
Gross profit	**5,215**	**1,294**	**303%**
R&D expenditure	-4,045	-2,743	47%
Sales, general, & admin	-6,391	-6,534	-2%
Operating loss	**-5,221**	**-7,983**	**-35%**
Other	-344	-129	166%
Loss before taxes	**-5,565**	**-8,112**	**-31%**

Revenues for the first six months of 2006 totaled €11.0 million, an increase of 78% compared to €6.2 million pro forma revenues in the first six months of 2005. BioFocus revenues in the first six months of 2006 amounted to €10.2 million, a 96% increase compared to €5.2 million pro forma revenues in the same period last year. Income from government grants in the first half of 2006 was €0.8 million, compared to €1.0 million in the first half of 2005. Gross margins more than doubled from 21% to 47%. BioFocus contributed a segment profit of €2.4 million to the result of the Group in the first half of the year, compared to a loss of €0.4 million in the first half of 2005. Total research and development expenses in the first six months of 2006 amounted to €4.0 million, compared to €2.8 million on a pro forma basis in 2005. The loss before taxes for the first half year 2006 was €5.6 million, a 31% decrease compared to the €8.1 million pro forma loss in the first six months of 2005.

Bone and joint programs

The increased investment in R&D strengthened the drug discovery portfolio, progressing programs in bone and joint disease toward preclinical development. A step change in potency was achieved on the most advanced drug candidates in rheumatoid arthritis. The team delivered promising additional drug candidates using the fast follower approach, and a third rheumatoid arthritis target now has a compound series showing dual activity against cytokines as well as T-cell activation. In the osteoporosis program, a new biological model was developed to accelerate the analysis of bone development; the recently announced IWT grant for €1.8 million will fund development of more such models. Importantly, the Company remains on track to enter the clinic in 2008.

Acquisition of the operations of Discovery Partners International

On 13 June 2006, Galapagos announced the acquisition of the drug discovery operations of Discovery Partners International for €4.3 million in cash. This acquisition propels the new BioFocus DPI service division to the top tier in drug discovery services and provides additional capacity to

deliver on the GSK osteoarthritis alliance. Integration of DPI's operations is already well underway. The acquisition cash payment as well as the operational results of the DPI operations will be consolidated starting from 6 July 2006.

Major collaborations

- Galapagos and GSK entered into a broad alliance to discover and develop novel drugs in osteoarthritis. In this multi-year, multi-program alliance, Galapagos will develop molecules based on proprietary targets and take these all the way through to clinical Proof of Concept (Phase IIA), with the option for GSK's CEEDD (Center of Excellence for External Drug Discovery) to further develop and market the resulting drugs. This alliance builds on Galapagos' internal target and drug discovery program in osteoarthritis and could result in €137 million in payments by GSK based on up-front fees, success dependent milestone payments and equity investments, plus up to double digit royalties on worldwide sales. Notably, this was the first European alliance for GSK's CEEDD and only its second since inception. With this deal, the total downstream milestones that Galapagos could benefit from have now grown to well over €220 million.
- A three-year agreement with Roche to supply exclusive chemical compound libraries.
- A three-year target discovery alliance with Arthrogen on gene therapy targets for rheumatoid arthritis. Total contract value exceeds €7.5 million, excluding royalties.
- A one-year cancer research collaboration with Cancer Research Technology for medicinal chemistry services.
- A chemistry contract with AstraZeneca worth €0.7 M.
- A distribution agreement with Upstate for adenoviral products worldwide excluding Japan.

Consolidated results

Note: Results are unaudited and include BioFocus results from 1 October 2005. Cash payment for the DPI operations and their operational results will be consolidated starting from 6 July 2006.

Key figures, consolidated
(€ thousands, except net loss per share)

	30 June 2006	30 June 2005
Revenues	**10,973**	**2,202**
Cost of sales	-5,758	-744
Gross profit	**5,215**	**1,458**
R&D expenditure	-4,045	-2,788
Sales, general, & admin	-6,391	-2,105
Other	-283	38
Net loss for the period	**-5,504**	**-3,397**
Loss per share (€)	**-0.42**	**-0.51**
Cash and cash equivalents	**20,004**	**27,527**

Consolidated revenues for the first six months of 2006 totaled €11.0 million, compared to €2.2 million in the first six months of 2005. Collaborative revenue in the first six months of 2006 amounted to €10.2 million, compared to €1.2 million in the same period last year. Income from government grants in the first half of 2006 was €0.8 million, compared to €1.0 million in the first half

of 2005. The net loss for the half year 2006 was €5.5 million, or €0.42 per share, compared to €3.4 million, or €0.51 per share for the half year 2005. Total research and development expenses in the first six months of 2006 amounted to €4.0 million, compared to €2.8 million in 2005. Cash burn for the first six months of 2006 amounted to €3.6 million, as planned. Galapagos' cash and cash equivalents totaled €20.0 million on 30 June 2006.

Financial outlook second half of 2006

When Galapagos announced the acquisition of DPI's drug discovery assets on 13 June 2006, guidance for 2006 full-year revenues was increased to a range of €33 to €38 million, a 200 - 240% increase over consolidated revenues of €11.2 million in 2005. Previously, Galapagos has given guidance on its investment in R&D in 2006. As a result of the GSK alliance, R&D investments in the second half of 2006 will further increase, and the Company now expects a R&D investment for 2006 of €12.0 million, a 79% increase over 2005.

Interim report half year 2006

The electronic version of Galapagos' Interim Report for half year 2006 is now available online at www.glpg.com/investor/financial_reports.htm. Printed versions of the report can be requested by e-mailing ir@glpg.com.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public today at 09.30 Central European Time (CET), which will also be webcast. To participate in the conference call, please call +32 2290 1608 ten minutes prior to commencement. A question and answer session will follow the presentation of the results. The live audio webcast can be accessed via Galapagos' website at www.glpg.com. The archived webcast also will be available for replay shortly after the close of the call.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT:

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This press release may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

BioFocus DPI
A Galápagos Company

Press release **3 August 2006**

Galapagos announces new collaboration with AstraZeneca

Mechelen, Belgium; 3 August 2006 - Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announced today that its service division BioFocus DPI has entered a new drug discovery collaboration with AstraZeneca (LSE, NYSE, OMX: AZN), a global pharmaceutical leader. This collaboration marks the first time AstraZeneca has selected BioFocus DPI to provide drug discovery services. Under the terms of the agreement, BioFocus DPI will perform hit-to-lead medicinal chemistry services for AstraZeneca's respiratory and inflammatory drug discovery programs. Total contract value for Galapagos is €650,000.

"We are very pleased with this initial contract to support AstraZeneca in developing novel drugs," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "Our world class medicinal chemistry expertise within BioFocus DPI will be of great use in this new collaboration and establish the basis for a potentially long term relationship."

"We look forward to complementing our hit-to-lead programs with the medicinal chemistry expertise of BioFocus DPI. We chose to work with BioFocus DPI because of their reputation and ability in modern lead generation methodologies. The ingenuity of their scientists will bring great value to the project," added Dr. Lars-Erik Arvidsson, Vice President R&D Lund, AstraZeneca. "We are very positive about our new collaboration, and through this agreement we expect to deliver promising leads for candidate drugs."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of €18.7 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology

and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index. More information about AstraZeneca can be found at www.astrazeneca.com.

CONTACT:

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This press release may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **26 July 2006**

Galapagos awarded €1.8 million grant to accelerate drug discovery

Mechelen, Belgium; 26 July 2006 – Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announces today that it has been awarded a €1.8 million grant from the Flanders government through the Institute for the Promotion of Innovation by Science and Technology (IWT). The grant supports the development of biological models for the treatment of rheumatoid arthritis and osteoporosis, both core disease areas for Galapagos' R&D. As part of this program, Galapagos will collaborate with three leading R&D institutes: the University of Antwerp, the University of Ghent and the Flanders Inter-University Institute for Biotechnology (VIB).

The two-year program will focus on developing new biological models that will speed up the drug discovery process. Galapagos will work with the three institutes to develop *in vitro* cellular models, *in vivo* animal models, and *ex vivo* human models to evaluate the effectiveness of small molecules to treat rheumatoid arthritis and osteoporosis. The technology developed under the project aims to increase the success rate up to clinical Phase II Proof-of-Concept and reduce the time to get candidate drugs into the clinic.

"This €1.8 million grant from the IWT will fund a significant portion of our planned investment in new biological models. Successful development of these models would further reduce dependency on animal testing and lead to breakthrough medicines in a cost-effective and timely manner," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "When compared to those models traditionally used by the pharmaceutical industry, the state-of-the-art technology developed in this collaboration could provide Galapagos with a cutting edge in drug discovery in bone and joint diseases."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT:

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This press release may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue

reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For immediate release **19 July 2006**

Galapagos and Cellzome in kinase drug discovery collaboration

Mechelen, Belgium and Boston, U.S.; 19 July 2006 – Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, and Cellzome Inc. have announced that they are collaborating in kinase drug discovery. Under the terms of the agreement, Galapagos' service division BioFocus DPI gives Cellzome access to its SoftFocus® kinase libraries and provides biological screening and chemistry expertise to find inhibitors of Cellzome's kinase targets. In this service contract, BioFocus DPI receives an upfront payment for the library access as well as research fees.

Kinases are an important class of drug targets often pursued by the pharmaceutical industry because of the vital role they play in regulating cancer and inflammatory diseases. Cellzome has developed a proprietary proteomics technology, Kinobeads, which allows the screening of kinases directly in extracts from cells or tissues. In this collaboration, the companies use Cellzome's Kinobeads technology to screen the BioFocus DPI libraries for the identification of potent inhibitors against key inflammatory kinases in their physiological context.

"We chose to work with BioFocus DPI because of the high quality of their SoftFocus kinase libraries and their specific expertise in screening. This allowed us to transfer our Kinobeads assay rapidly, and begin to identify small molecule inhibitors of particular kinase targets," said Tim Edwards, CEO at Cellzome. "The collaboration with BioFocus DPI is progressing well; it is an ideal addition to our own in-house drug discovery capabilities."

"We are pleased that Cellzome has selected BioFocus DPI as a collaborator for its kinase research program," said Onno van de Stolpe, CEO of Galapagos. "Hits generated from the SoftFocus libraries have produced novel leads for our partners, resulting in faster-than-industry-average progression through the drug discovery process. We believe this collaboration will contribute significantly to Cellzome's discovery of specific kinase inhibitors of high pharmaceutical value."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 330 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About Cellzome

Cellzome is a privately-owned drug discovery company applying its world-class proteomics technology to the discovery of novel small molecule therapeutics. Cellzome is commercializing its assets and technology by collaborating with major pharmaceutical companies and by developing its own pipeline of small molecule pharmaceuticals, initially for inflammatory disease. Cellzome is working with Novartis Institutes for BioMedical Research Inc, ('NIBRI') in a large pan-therapeutic collaboration discovering new drug targets and leads in a variety of diseases. The Company is also collaborating with Ortho-McNeil Pharmaceutical and Johnson & Johnson PRD, focusing on developing a series of small-molecule gamma-secretase modulators for the treatment of Alzheimer's Disease. In the development of its own pipeline, Cellzome is applying its proprietary *Kinobeads* technology to the discovery and development of novel, selective inflammatory kinase inhibitors targeting key inflammatory mediators in immune receptor signaling and chemotaxis. Cellzome is intent on developing both organically and through merger or acquisition. Its holding company is domiciled in the USA and it employs about 80 people at its two operating subsidiaries in Cambridge, UK and Heidelberg, Germany. To learn more about Cellzome, please visit the website: www.cellzome.com.

For further information please contact:

Galapagos NV
Onno van de Stolpe
Chief Executive Officer
Tel: +31 6 290 980 28
ir@glpg.com

Cellzome Inc.
Tim Edwards
Chief Executive Officer
Tel: +49 6221-137 57-100
press@cellzome.com

Media Contact
Hogarth Partnership
John Olsen/Melanie Toyne-Sewell
Tel: +44 207 357 9477
mtoyne-sewell@hogarthpr.co.uk

Galápagos

For immediate release **6 July 2006**

Galapagos completes acquisition of drug discovery service operations of Discovery Partners International

Mechelen, Belgium; 6 July 2006 - Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, announced today closure on the acquisition of all the drug discovery operations of Discovery Partners International (DPI) for €4.25 million in cash. With this, the acquired assets of DPI have now become an integral part of Galapagos' service division BioFocus DPI.

Galapagos acquired the operational activities of DPI as part of its strategy to become a worldwide leader in drug discovery services, ranging from target discovery to the delivery of candidate drugs. The acquired operations include DPI's drug discovery services sites San Diego and South San Francisco (USA), Basel (Switzerland) and Heidelberg (Germany) as well as DPI's Japanese sales office in Tokyo. These operations strengthen and broaden the BioFocus product offering and global presence, propelling the new BioFocus DPI group to a Top 5 position worldwide in the drug discovery market. The acquisition also provides Galapagos with additional capacity to deliver on its broad drug discovery and development alliance in osteoarthritis with GlaxoSmithKline, announced in June 2006. Based on this acquisition, Galapagos has increased its revenue guidance for 2006 from €25-30 million to €33-38 million.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently employs more than 320 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

CONTACT:

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 290 980 28
ir@glpg.com

This press release may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might

cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

BioFocus DPI
A Galápagos Company

For Immediate Release **23 June 2006**

Galapagos expands chemistry services through contracts with Indian companies

Indus BioSciences and Sanmar Speciality Chemicals to support BioFocus DPI

Mechelen, Belgium; 23 June, 2006 – Galapagos NV (Euronext & LSE: GLPG), a genomics-based drug discovery company, announced today that its service division BioFocus DPI has signed collaborations with Indus Biosciences, a subsidiary of CiVentiChem LLC in Hyderabad, and ProCitius, a division of Sanmar Speciality Chemicals Limited in Chennai, both providers of integrated chemistry services to life sciences companies. Both companies will carry out chemistry services for the BioFocus DPI Discovery Products division, with an option to provide support for client projects conducted by the BioFocus DPI Medicinal Chemistry division.

India offers chemistry capabilities with a large resource pool of qualified chemists. Many pharmaceutical and biotechnology companies either have established their own facilities in India, or outsourced part of their chemistry to India-based contract research organizations. This outsourcing enables BioFocus DPI and its partners to benefit from the excellent cost-effective chemistry services available on the Indian sub-continent, while also enabling its clients to outsource work into Indus BioSciences and Sanmar under the management of BioFocus DPI scientists.

"These strategic outsourcing agreements with CiVentiChem and Sanmar complement our acquisition of DPI's drug discovery operations," said Onno van de Stolpe, CEO of Galapagos. "Our therapeutic programs, the alliance with GSK and the continuing growth of the BioFocus DPI customer base demand access to additional chemistry resources, and this is a timely move to ensure cost-effective capacity moving forward."

"We are very pleased that Galapagos and BioFocus DPI have chosen CiVentiChem and its subsidiary Indus Biosciences for our value-added services in discovery R&D chemistry and custom synthesis to complement their internal capabilities," said Bhaskar Venepalli, PhD, President and CEO of CiVentiChem.

"We are delighted to collaborate with BioFocus DPI. We believe that the target discovery and drug discovery services of BioFocus DPI would be well complemented by the chemistry research skills of ProCitius, enabling this partnership to deliver immense value to life sciences companies," said Murli Ramachandran, Managing Director, Sanmar Speciality Chemicals Ltd.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus DPI, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for drug screening. Galapagos currently

employs more than 320 people, including 144 PhDs, and operates facilities in seven countries, with global headquarters in Mechelen, Belgium. More information about Galapagos and BioFocus DPI can be found at www.glpg.com.

About CiVentiChem

CiVentiChem is a rapidly growing CRO company offering medicinal chemistry and custom synthesis services in Research Triangle Park, North Carolina and through its subsidiary Indus Biosciences, located in Hyderabad, India. Since its formation in 1994, CiVentiChem has established excellent working relationships with numerous leading pharmaceutical and biotechnology companies. More information about the capabilities of CiVentiChem and Indus Biosciences can be obtained at www.cvchem.com and www.indusbio.com.

About Sanmar

Sanmar Speciality Chemicals is a member of the Sanmar Group, one of India's most respected business houses. Through its research arm, ProCitius Research, with its state-of-the-art facilities, it offers world class services in contract research and custom synthesis. It has an impressive track record with major pharmaceutical and chemical manufacturers in Europe and the United States of America. More information about the capabilities of Sanmar Speciality Chemicals can be obtained at the web site, www.sanmargroup.com/SSCLmain.htm.

CONTACT

Galapagos NV
Onno van de Stolpe
CEO
Tel: +31 6 2909 8028
ir@glpg.com

CiVentiChem
Bhaskar Venepalli, PhD
President and CEO
Tel: +1 919 678 0704
bhaskar@cvchem.com

Indus Biosciences
V. Venkataiah, PhD
Managing Director
Tel: +91 40 2717 1045
venkat@indusbio.com

Sanmar Speciality Chemicals Ltd.
Murli Ramachandran
Managing Director
Tel: +91 44 2812 8210
mr19@sanmargroup.com

Galápagos DISCOVERY PARTNERS INTERNATIONAL

Galapagos to Acquire Drug Discovery Service Operations of Discovery Partners International

Acquisition positions BioFocus as top five player worldwide in drug discovery services

Webcast Conference Call Scheduled for 10:30 AM CET today

- **Galapagos will pay DPI €4.25 million ($5.4 million) in cash**
- **Four DPI research sites in US, Germany, and Switzerland will add breadth and depth to Galapagos' BioFocus division**
- **Transaction creates strong foothold for Galapagos in the US**
- **Galapagos acquires additional capacity for strategic alliance with GSK**
- **Acquired service activities are expected to add over €8 million ($10.2 million) in revenues to BioFocus DPI in second half of 2006 and be cash flow accretive in 2007**

San Diego, California, USA, and Mechelen, Belgium, June 13, 2006; Discovery Partners International, Inc., or DPI (Nasdaq: DPII), and Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, today announced that they have entered into a definitive purchase agreement to transfer all of the drug discovery service operations of DPI to Galapagos for €4.25 million ($5.4 million) in cash. The acquisition includes the assets of all four of DPI's drug discovery services sites: San Diego and South San Francisco, USA, Allschwill (Basel), Switzerland and Heidelberg, Germany as well as DPI's Japanese sales office in Tokyo.

Under the terms of the agreement, DPI will sell to Galapagos all of the outstanding capital stock or equity interests of its direct subsidiaries Discovery Partners International AG, ChemRx Advanced Technologies, Inc., Xenometrix, Inc. and Discovery Partners International, L.L.C., along with certain contracts to be assigned by DPI to Galapagos in connection with the transaction. The transaction is subject to customary closing conditions and is expected to close in July 2006.

All four of the current DPI sites will remain fully operational and will be merged into BioFocus, the drug discovery services division of Galapagos. As a smooth transition of the service business is anticipated and planned for, current customers of DPI can expect service levels at all sites to be fully maintained during this ownership change. BioFocus will assume the scientific management of these sites, including execution of all current service contracts, while other operational functions will be managed directly by Galapagos. The companies anticipate some downsizing of general and administrative functions in the San Diego facility, related to the integration of the various service organizations.

As a result of the integration of the DPI activities within BioFocus and to recognize the value and reputation of the DPI brand name in the field of drug discovery services, BioFocus is changing its name to BioFocus DPI.

"We are extremely pleased that we will be able to add the excellent drug discovery activities of DPI to our BioFocus division. We believe that DPI's capabilities will substantially strengthen our technology, product offering and customer base. This acquisition will position BioFocus DPI as a top five player worldwide in drug discovery services and provides Galapagos with a strong presence in the US," said Onno van de Stolpe, CEO of Galapagos. "We will now have a global reach with operations in seven countries. The combined group will be able to provide services ranging from target identification to delivery of drug candidates. We believe this positions the Company well for additional turnkey deals like the alliance announced last week between Galapagos and GlaxoSmithKline. With this acquisition, we also obtain additional capacity to accelerate the program within this alliance. We look forward to servicing DPI customers and would like to welcome them to the BioFocus DPI family."

"We believe that, combined with the previously announced merger of Discovery Partners International with Infinity Pharmaceuticals, Inc., the sale of the drug discovery service operations of DPI to Galapagos obtains an excellent result for our stockholders," said Michael C. Venuti, Ph.D., Acting Chief Executive Officer, DPI. "As we have previously discussed in our announcement of the pending merger with Infinity, the sale of these operational assets is an important component of that transaction. On closing of this asset sale, we will have transferred the operations to Galapagos, a group that already has a viable model for combining proprietary and contract research on a worldwide basis. Concomitantly, we will have added significantly to our cash position to help achieve a Net Cash balance at the time of the closing of the merger with Infinity that is well within our targeted $70-75 million range to set the exchange ratio to be used in the Infinity merger. We believe the combination of these two strategic transactions provides DPI's current shareholders with an excellent opportunity to achieve value through ownership in a marketable security based on Infinity's advanced drug discovery and development capabilities, and tangible product candidate portfolio," concluded Venuti.

Rationale and strategy of acquisition by Galapagos

Galapagos will acquire the operational activities of DPI as part of its strategy to become a worldwide leader in drug discovery services, ranging from target discovery all the way through to the delivery of compounds with clinical proof of concept. The Company combines this services activity (BioFocus DPI) with internal drug discovery programs in bone and joint disease, where it aims to bring its own candidate drugs into the clinic. This hybrid business model enables Galapagos to leverage the broad drug discovery expertise of BioFocus DPI to generate revenues, while building a pipeline of candidate drugs for future partnering at various stages during their development phase. This business strategy validates Galapagos' technology and reduces the capital needed to develop its own candidate drugs.

The four operating companies of DPI strengthen and broaden the BioFocus product offering in the following ways:

- the Swiss operation has world class hit finding activities (assay development and

high-throughput screening), with access to over 600,000 synthetic chemical compounds, greatly expanding the capabilities and collections of BioFocus;

- the German operation has an extensive collection of natural compounds originating from Actinomycetes and fungi - with over 140,000 isolated sub-fractions, over 75,000 purified extracts and more than 1,000 isolated compounds, this platform complements the current BioFocus expertise in synthetic chemistry;

- the San Diego operation has a lead optimization platform and chemical library development capabilities which provide additional capacity for BioFocus contracts. This site will operate as Galapagos' North America headquarters;

- the San Francisco operation is a compound management facility established through a multi-year contract with the National Institutes of Health, one of the world's foremost medical research organizations. This operation maintains a repository of small molecules to manage and provide chemical compounds to multiple NIH screening centers. With this compound management facility, BioFocus further expands its service offering by marketing this infrastructure and capability to pharma and biotech customers;

- The Tokyo sales office provides a physical presence for BioFocus in the large Japanese market.

Galapagos will operate these companies through its service division BioFocus DPI. There are approximately 100 people employed at the acquired sites, bringing the total Galapagos headcount to over 320 staff, including 144 PhDs, in seven countries.

With the San Diego and San Francisco operations, Galapagos also obtains a firm US presence in addition to its existing BioFocus sales office in Boston opened in November 2005. Galapagos will use these operations to increase its visibility and market share in the US drug discovery market.

Galapagos anticipates that DPI operations will contribute more than €8 million ($10.2 million) in external revenues to BioFocus DPI for the six months remaining in 2006. Major 2006 customers for these operations include Actelion, Allergan, Biovitrum, GSK, Mitsubishi Pharma, NIH, Novartis and Ono.

The acquisition of DPI's operational activities fits well within the Galapagos and BioFocus strategy to partner with pharmaceutical and biotechnology companies in turnkey target to candidate drug collaborations, as it strengthens BioFocus' breadth of technologies and services and provides the capacity necessary to deliver results in such alliances. The additional capacity obtained through the acquisition will be used partly to accommodate the expansion of activities in the Galapagos osteoarthritis program under the alliance with GSK announced last week. In addition, DPI provides the capacity BioFocus was looking for to fulfill its expanding order book.

Webcast conference call details

Dr. Venuti, Mr. van de Stolpe and CFO Galapagos Mr. Smith will host a joint conference call discussing the transaction today at 10:30 AM CET. To participate in the call, dial +32 2290 1608 ten minutes in advance of the call. A live webcast of the conference call can be accessed on the DPI and Galapagos websites at www.discoverypartners.com and www.glpg.com, respectively. An archived version of the webcast will be available following the conference call and archived on both companies' websites.

About Galapagos NV

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Up to closure of this transaction, Galapagos employs more than 220 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos and BioFocus include Amgen, AstraZeneca, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Roche, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

About Discovery Partners International, Inc.

Up to the closure of this transaction, Discovery Partners International, Inc., a small molecule and natural product-based drug discovery company, offers collaborations and services complementing the internal capabilities of pharmaceutical and biopharmaceutical companies. DPI has actively contributed to dozens of drug discovery collaborations. DPI is headquartered in San Diego, California, with operations in the United States and Europe. More information about Discovery Partners International can be found at www.discoverypartners.com.

Forward looking statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any

forward-looking statements made by DPI or Galapagos speak only as of the date made. DPI and Galapagos undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Such forward-looking statements include statements regarding the proposed transaction between DPI and Galapagos and the timing for its closing, the contribution of the assets to be acquired to BioFocus's revenues in the second half of 2006 and cash flow in 2007, the integration of those assets into Galapagos's existing operations, including with respect to maintaining service levels for current DPI customers, the anticipated downsizing of DPI's general and administrative function in San Diego, the benefits of the proposed transaction to Galapagos's existing operations, including with respect to its technology, product offerings, customer base, and market and competitive positions, Galapagos's rationale and strategy for the proposed transaction, and the benefits of the proposed transaction to DPI, including for its stockholders and with respect to the exchange ratio to be used in DPI's merger with Infinity and DPI's ability to consummate that transaction. Factors that may cause actual results to differ materially include the risk that DPI and Galapagos may not be able to complete the proposed transaction, the risk that the assets being acquired may not be integrated as effectively into Galapagos as expected or otherwise provide Galapagos with their expected benefits, the risk that the proposed transaction together with DPI's proposed merger with Infinity will not provide their expected benefits to DPI's stockholders and that DPI's Net Cash at closing of the Infinity merger will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI's annual report on Form 10-K for the year ended December 31, 2005 and quarterly report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Securities and Exchange Commission and DPI's other SEC reports.

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between DPI and Infinity described herein, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Securityholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the

merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC's web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

CONTACTS:

For Discovery Partners:
Michael C. Venuti, Ph.D.
Acting CEO
Tel: +1 858 455 8600
ir@discoverypartners.com

For Galapagos NV:
Onno van de Stolpe
CEO
Tel: +31 6 290 980 28
ir@glpg.com

Press Release

GlaxoSmithKline

Galápagos

Issued – 7th June 2006, London, UK, Philadelphia, USA and Mechelen, Belgium

GLAXOSMITHKLINE AND GALAPAGOS ENTER INTO DRUG DISCOVERY AND DEVELOPMENT ALLIANCE IN OSTEOARTHRITIS

- Gene to clinical Proof of Concept for multiple targets in osteoarthritis
- €4 million technology access fee payment
- Up to €130 million in milestones for two marketable products
- Up to double digit royalties on commercial sales of alliance products
- Agreement on equity investment of up to €3 million upon achievement of a certain milestone

GlaxoSmithKline (GSK) and Galapagos NV (Euronext & LSE: GLPG) announced today the creation of a worldwide, multi-year, multi-programme drug discovery and development alliance in the field of osteoarthritis. GSK, through its recently established Center of Excellence for External Drug Discovery (CEEDD), and Galapagos will collaborate to deliver disease modifying drugs with clinical Proof of Concept to GSK's global research and development organisation. This alliance builds upon Galapagos' internal target and drug discovery programmes in osteoarthritis.

The aim of this turn-key agreement is for Galapagos to expand its portfolio of novel validated targets in the field of osteoarthritis, to conduct compound screening, identify tractable hits, pursue a number of hit-to-lead programmes, and develop the resulting leads into candidate selection compounds through to a successful Proof of Concept in clinical research Phase IIA. GSK will have exclusive options to further develop and commercialise these compounds on a worldwide basis. Galapagos will have the right to further develop and commercialise compounds for which GSK does not exercise its option. Galapagos will contract a substantial part of the activities to its service division, BioFocus.

The focus of the alliance's efforts will be on delivering disease-modifying drugs with clinical Proof of Concept for osteoarthritis to GSK's global research and development organisation. The overall strategy will be to identify genes that stimulate anabolic repair processes (chondrogenesis) and inhibit catabolic (breakdown) activity in affected joints.

Registered in England & Wales
No. 3888792

Registered Office
980 Great West Road
Brentford, Middlesex, TW8 9GS

Under the terms of the agreement, Galapagos will receive an upfront technology access fee of €4 million from GSK. Upon successful completion of all agreed alliance programme criteria, Galapagos stands to receive up to €65 million in success-based milestones for a successful drug development programme. In addition, Galapagos will receive up to double-digit royalties on commercial sales of alliance products. Further to the agreement, on the realisation of a defined future milestone, GSK will make an equity investment of up to €3 million in Galapagos.

Maxine Gowen, Ph.D., Senior Vice President and head of GSK's CEEDD stated, "We are very pleased to be able to announce the alliance with Galapagos. As there are no therapies available that prevent or block the progression of osteoarthritis, the potential unmet need is substantial. Through this combination of GSK's understanding of medical needs and Galapagos' innovation in drug discovery, we aim to bring new medicines to patients."

"The alliance announced today fits very well into our strategy to provide turn-key drug discovery services to the biopharmaceutical industry," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "With this first broad alliance, we have started to realise the strategic synergies of combining BioFocus' drug discovery capabilities with Galapagos's target discovery engine. The alliance with GSK in osteoarthritis also serves as a strong validation of Galapagos's internal drug discovery programmes in bone and joint diseases."

Galapagos's osteoarthritis programmes

Galapagos has ongoing osteoarthritis research programmes and focuses on chondrocytes, which are the main cell types in cartilage. These programmes will be the basis of the alliance with GSK. Galapagos has identified eleven novel targets to date that have been validated in cellular disease models. It has progressed three of these into drug discovery and has initiated a hit-to-lead programme on its most advanced target. Modulation of these targets in human chondrocytes should lead to a net production of stable cartilage and should therefore be able to prevent and repair damage to this cartilage in patients.

About osteoarthritis

Osteoarthritis (OA) is the most common form of arthritis, typically affecting people aged 45 and older. It is a degenerative disease characterised by joint destruction and loss of articular cartilage. Cartilage is the slippery tissue that covers the ends of bones in a joint. Healthy cartilage allows bones to glide over one another. It also absorbs energy from the shock of physical movement. In OA, the surface layer of cartilage breaks down and wears away. This allows bones under the cartilage to rub together, causing pain, swelling, and loss of motion of the joint. Over time, the joint may lose its normal shape. Also, bone spurs - small growths called osteophytes - may grow on the edges of the joint. Bits of bone or cartilage can break off and float inside the joint space. This causes more pain and damage.

Registered in England & Wales
No. 3888792

Registered Office
980 Great West Road
Brentford, Middlesex, TW8 9GS

No currently available treatments prevent OA or even reverse or block the disease process. Treatment of OA involves pain control, weight control, and exercise. Many OA patients have pain that persists despite these measures. Some of these patients use non-steroidal anti-inflammatory drugs (NSAIDs) that relieve the symptoms without changing the course of the underlying disease. Healthcare providers are concerned about long-term NSAID use due to serious possible side effects.

It is expected that with the ageing of the population, more individuals will be prone to develop OA. As mobility of seniors is of high importance to maintaining a high quality of life, preventing the severity of OA is seen as an immense clinical need over the next decade.

About the CEEDD

GlaxoSmithKline is enhancing the way it discovers and develops drugs by creating a small dedicated team who will feed the GSK pipeline solely through the efforts of its external partnerships. The CEEDD (Center of Excellence for External Drug Discovery) was formed as further validation of GSK's strategy to create small, independent and accountable R&D teams (Centers of Excellence for Drug Discovery or CEDDs). In essence, the CEEDD will 'virtualise' a portion of the GSK pipeline; namely, from Target to Clinical PoC, by forming multiple risk-sharing/reward-sharing alliances. Capitalising on the speed and efficiency of its partners will allow GSK to deliver pharmaceuticals products faster to patients.

About GlaxoSmithKline

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2006.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programmes based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs more than 220 people, including 80

PhDs, and occupies facilities in Mechelen, Belgium; Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos include Amgen, AstraZeneca, BASF, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Roche, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

GSK Enquiries:

UK Media enquiries:	Philip Thomson	+44 20 8047 5502
	Alice Hunt	+44 20 8047 5502
	Gwenan Evans	+44 20 8047 5502
US Media enquiries:	Nancy Pekarek	+1 215 751 7709
	Mary Anne Rhyne	+1 919 483 2839
	Patricia Seif	+1 215 751 7709
European Analyst/Investor enquiries:	Duncan Learmouth	+44 20 8047 5540
	Anita Kidgell	+44 20 8047 5542
	Jen Hill	+44 20 8047 5543
	David Mawdsley	+44 20 8047 5564
US Analyst/ Investor enquiries:	Frank Murdolo	+1 215 751 7002
	Tom Curry	+1 215 751 5419

Galapagos NV Enquiries:

Media enquiries:	Onno van de Stolpe, CEO	+31 6 2909 8028

Galápagos

For immediate release **17 May 2006**

Galapagos announces exclusive agreement with Upstate for marketing and sales of adenovirus products

Mechelen, Belgium; 17 May 2006 - Galapagos NV (Euronext & LSE: GLPG) announced today that its service division BioFocus has signed an exclusive marketing & sales agreement with Upstate, a wholly-owned subsidiary of Serologicals Corporation (NASDAQ: SERO), for Galapagos' adenovirus products worldwide, excluding Japan. Under the terms of the agreement, Upstate, a leader in cell signaling products and services for the drug discovery industry, will put its manufacturing, marketing, sales, customer support and technical assistance organization behind promotion of Galapagos' adenovirus products. In return, Galapagos will receive double-digit royalties on net sales achieved by Upstate.

With this agreement, Upstate will be able to fill the demand for adenoviral reagents as research tools in drug discovery. Life science researchers at universities, biotechnology and pharmaceutical firms are continuously in search of the best tools for drug discovery research, and Galapagos' proprietary adenovirus technology forms the basis of a product line with reagents to increase or decrease specific human proteins in human cellular assays. This technology has proven to be the method of choice for target discovery by many pharmaceutical and biotechnology companies and has led to the identification of novel drug targets in many disease areas. Hallmarks of the adenovirus technology are the stability of the knock-in and knock-down protein levels, and the suitability for high-throughput assays using human primary cells. These features should allow the adenovirus technology to compete effectively in the global market for siRNA reagents, projected by industry experts to grow to $ 270 million in 2008. Galapagos retains rights to continue servicing its existing customers for these products.

"Galapagos has been successful in marketing its adenoviral based products with pharma and biotech. Through the alliance with Upstate, a much larger customer base will be addressed, including the vast academic research market that is well served by Upstate's marketing and sales organisation," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "We are confident that Upstate will exploit fully the unique selling points of our siRNA based adenoviral reagents and greatly increase its visibility and use by researchers worldwide."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs more than 210 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos include Amgen, AstraZeneca, BASF, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Roche, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Dr. Andre Hoekema

Galapagos

Senior Vice President Corporate Development
Tel: +31 6 515 17933
ir@glpg.com

LO: 326804-1

Galápagos

For immediate release **12 May 2006**

Galapagos creates new warrant plan

Mechelen, Belgium; 12 May 2006 - Galapagos NV (Euronext & LSE: GLPG) announced today that on 12 May 2006 its Board of Directors created 453,715 warrants under a new warrant plan for employees of its BioFocus division in the United Kingdom.

On 12 May 2006 Galapagos' Board of Directors approved the "Warrant Plan 2006 U.K." within the framework of the authorized capital. Since its inception in 1999, Galapagos has used warrant plans to allow personnel and management to be involved in the company's growth and development. This new warrant plan contains a pool of 453,715 new warrants substantially for the employees of Galapagos' service division BioFocus in the United Kingdom, and in secondary order for employees of its other subsidiaries. The warrants have an exercise period of eight years starting as of the date of each individual grant. They are not transferable and cannot be exercised prior to the end of the third calendar year after the year in which they were granted to a warrant holder. Each warrant gives the right to subscribe to one new Galapagos share. When the warrants will be exercised, Galapagos will apply for the listing of the resulting new shares. The warrants as such will not be admitted to listing on any stock market.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs more than 210 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos include Amgen, AstraZeneca, BASF, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Roche, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Galápagos ARTHROGEN

For immediate release **30 March 2006**

Galapagos and Arthrogen enter target discovery alliance

Mechelen, Belgium; 30 March 2006 - Galapagos NV (Euronext & LSE: GLPG) announced today that its service division BioFocus has entered into a three-year target discovery alliance with Arthrogen BV, a joint venture of the Dubai Bone & Joint Center and the Academic Medical Center in Amsterdam. The alliance focuses on identifying novel targets for gene therapy applications in rheumatoid arthritis. Under the terms of the agreement, BioFocus will extend its SilenceSelect® collection with new gene sets, set up cellular assays and screen the expanded SilenceSelect collection in the assays. The human protein targets identified in the screens will then be characterized and validated. In return, Galapagos will receive from Arthrogen an upfront payment and R&D funding and will be eligible for development milestones. Should all criteria on a target be achieved, revenues for Galapagos with respect to such target may exceed € 7.5 million. Additionally, Galapagos is entitled to receive royalties on any marketed products that may arise from the alliance.

"This collaboration with Arthrogen again demonstrates the power of our SilenceSelect target discovery engine," said Onno van de Stolpe, Chief Executive Officer of Galapagos. "We look forward to working with Arthrogen to identify successful targets for their rheumatoid arthritis gene therapy programs."

"Arthrogen strongly believes that the dedicated target discovery technologies from Galapagos will increase the quantity and the quality of Arthrogen's product pipeline, and will accelerate Arthrogen's programs to bring innovative local gene therapy products for rheumatoid arthritis to the clinic and the market," said Willem van Oort, Chief Executive Officer of Arthrogen.

About SilenceSelect discovery technology

The SilenceSelect target discovery platform is based on adenoviruses that efficiently introduce human gene sequences into a wide variety of human cells to knock-down specific proteins. High-throughput assays that represent a selected human disease state are then used to functionally select for those proteins that have a causative effect in those models of human disease. After rigorous validation of these protein targets, they form the basis for the development of novel drugs.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs more than 210 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos include Amgen, AstraZeneca, BASF, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Roche, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

About Arthrogen

Arthrogen was founded in 2005 as a joint venture between the Dubai Bone & Joint Center (DBAJ) in the United Arab Emirates and the Academic Medical Center (AMC) in Amsterdam, the Netherlands. Arthrogen is working on the development of innovative local gene therapy for patients with rheumatoid arthritis. The stable transfer of a therapeutic gene to a joint allows intra-articular synthesis of the protein at the site of inflammation for a sustained period of time, without significant systemic side-effects. The main focus is on disease-regulated expression of therapeutic genes using adeno-associated virus (AAV) as vector. The core business is the development of new, optimized vectors and the validation of therapeutic genes in animal models of arthritis. Having access to a large, state-of-the art animal facility, GMP manufacturing facilities, and with the cooperation of AMC's Department of Clinical Immunology & Rheumatology, Arthrogen is able to develop viral gene therapy technology into the clinic on a relatively short term. Initiation of clinical trials will take place in close cooperation with the AMC and DBAJ. Arthrogen balances risk by building a broad pipeline of products. More information about Arthrogen can be found at www.arthrogen.nl.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Arthrogen BV
Willem J. van Oort, CEO
Tel: +31 6 5333 3822
vanoort@arthrogen.nl

For Immediate Release **28 March 2006**

Galapagos enters a three-year collaboration with Roche

Mechelen, Belgium; 28 March 2006 – Galapagos NV (Euronext & LSE: GLPG), a genomics-based drug discovery company, announced today that Galapagos' service division, BioFocus, has entered into a three-year collaboration with Roche. This new agreement builds on the successful working history between Roche and BioFocus. Under the terms of the agreement, BioFocus will supply Roche with exclusive chemical compound libraries. Financial terms were not disclosed.

BioFocus will synthesize novel chemical compound libraries based on Roche's framework structures and provide these collections on an exclusive basis to Roche. These libraries will be generated using a combination of BioFocus' molecular informatics tools and a wide range of synthetic chemistry capabilities.

BioFocus designs and synthesizes both exclusive as well as non-exclusive (SoftFocus®) chemical compound libraries that can be used in drug discovery programs, including hit finding, lead optimization and patent exemplification.

"We are very pleased with this new agreement to deliver exclusive compound libraries to complement Roche's drug discovery programs," said Onno van de Stolpe, CEO of Galapagos. "With a strong set of design tools and world-class synthetic chemistry capabilities, BioFocus continues to secure new business by providing high-quality libraries to the pharmaceutical and biotech industries."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs more than 210 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos include Amgen, AstraZeneca, BASF, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Galápagos

Bio Focus
A Galápagos Company

For Immediate Release **3 March 2006**

Galapagos announces 2005 annual results

2006 revenues guidance of € 25 to € 30 million

- Full year 2005 revenues increase 44% to € 11.2 M
- Net loss of € 6.5 M in 2005
- BioFocus profitable in Q4 '05, contributing € 1 M to Galapagos
- Operating cash burn of € 4.7 M in 2005, lower than guidance
- Solid year-end cash position of € 23.6 M
- Strategic acceleration via successful IPO and acquisition of BioFocus
- Substantially expanded customer base
- *In vivo* results from rheumatoid arthritis program validated drug discovery engine

Mechelen, Belgium; 3 March 2006 **- Galapagos NV (Euronext & LSE: GLPG), a genomics-based drug discovery company, announces its full year results for 2005 and provides guidance for 2006.**

Total revenue for 2005 increased with 44% to € 11.2 million, including the BioFocus plc acquisition, compared to € 7.8 million in 2004. The increase is the result of fourth quarter revenues generated by BioFocus plc, which was acquired October 17, 2005 and consolidated as of that date in Galapagos' revenues. The net loss for 2005 increased as planned to € 6.5 million from € 3.6 million last year, reflecting stepped up R&D program investment. Full year cash burn (excluding IPO and BioFocus acquisition costs) was € 4.7 million, compared to € 2.7 million reported in 2004. Cash and cash equivalents amounted to € 23.6 million on December 31, 2005, compared to € 10.3 million on December 31, 2004.

"Galapagos made several bold moves in 2005. As a result, the Company has grown strongly and has come to be recognized as an important European biotechnology company. We find ourselves in a phase of acceleration that continues into 2006," said Onno van de Stolpe, Galapagos' CEO. "By joining forces with BioFocus plc, Galapagos has achieved critical mass in drug discovery and has become an integrated player spanning all workflows from target discovery to the selection of drug candidates. Furthermore, we have made considerable progress in our in-house drug discovery programs for bone and joint diseases and are accelerating these compounds toward clinical development."

"The integration activities from Q4 are bearing fruit. The order book is strong and we have good visibility on 2006 performance," said David Smith, CFO Galapagos. "Our confidence in the revenue streams allows us to provide guidance on 2006 of between € 25 and € 30 million, a significant step change on 2005 pro forma revenues of € 17.5 million."

Key figures 2005
(€ thousand, except net loss per share)

	Dec 31, 2005	Dec 31, 2004
Revenues	**11,240**	**7,777**
Cost of sales	-4,829	-1,288
Gross profit	6,411	6,489
R&D expenditure	-6,700	-5,443
Sales, general, & admin	-6,158	-4,654
Integration costs	-281	
Other	187	19
Net loss for the period	**-6,541**	**-3,589**
Basic loss per share (€)	**-0.73**	**-0.60**
Cash and cash equivalents	**23,617**	**10,274**

Details of the financial results

Note: Consolidation of BioFocus plc results is effective from October 17, 2005.

Revenue

Galapagos' revenues for the full year 2005 increased by 44% to € 11.2 million (2004: € 7.8 million), attributable to the acquisition and consolidation of BioFocus plc in the fourth quarter of 2005. Of these revenues, € 9.1 million were generated by BioFocus (BioFocus plc plus Galadeno, the former service division of Galapagos).

Revenues generated by the former (without the BioFocus plc acquisition) Galapagos in fourth quarter 2005 amounted to € 1.4 million compared to € 4.2 million in the same period last year. This decrease is attributed to the large and unique nature of revenues in fourth quarter 2004, including the asthma target outlicensing to GSK and license payments Celgene and Wyeth. Excluding these agreements, sales in the two periods were comparable.

The newly formed BioFocus service division (BioFocus plc plus Galadeno) generated Q4 2005 consolidated revenues of € 7.4 million. Total Group revenues for Q4 2005 were € 7.9 million, exceeding previous guidance of € 7.7 million.

For comparison purposes, had the BioFocus plc acquisition occurred from January 1st, pro forma consolidated revenues of Galapagos and BioFocus plc would have been € 17.5 million in 2005, excluding inter-company sales of € 0.8 million.

Results

The net loss for the full year 2005 was € 6.5 million, or € 0.73 per share, compared to € 3.6 million, or € 0.60 per share for 2004. The main contributing factor to the planned increase of the net loss is an increase in research and development costs of € 1.3 million.

In Q4, BioFocus has contributed a profit of € 1,0 million to the result of the Group on a fully loaded basis. Total Group loss for Q4 2005 was € 0.9 million.

Total research and development expenses in 2005 were € 6.7 million, compared to € 5.4 million in 2004. The additional investment in R&D allowed us to progress into drug discovery a number of bone and joint targets, with the published result of our lead compound in rheumatoid arthritis that successfully showed reduced paw swelling in a mouse model.

Cash flow and cash position

Galapagos raised € 22.4 million in a public offering priced at € 7 per share, amounting to a net cash contribution of € 20.8 million. Full year operational cash burn, excluding the IPO and BioFocus plc acquisition, amounted to € 4.7 million, a reflection of continued cash management.

Galapagos' cash and cash equivalents amounted to € 23.6 million on December 31, 2005.

Financial outlook 2006

Galapagos expects the full-year revenues for 2006 to fall within the range of € 25 to € 30 million, a 40 to 70% increase over pro forma revenues of € 17.5 million in 2005. The Company expects a maximum investment in research and development of € 9.0 million, a 34% increase over 2005, for progression of Galapagos' internal drug discovery programs in 2006.

Corporate highlights

Galapagos' fourth quarter highlights for 2005 include:

- Proof of Concept (*in vivo*) in rheumatoid arthritis
- Completion of the acquisition of BioFocus plc and listing on the AiM in London
- Integration of Galapagos' service unit, Galadeno, and BioFocus plc completed
- Executive Committee strengthened with the addition of David Smith as CFO, Chris Newton as Senior VP BioFocus, and David Phillips as Senior VP Sales & Marketing
- Secured US patent further protecting our adenoviral based target discovery platform
- BioFocus' North American sales office opened in Boston

Operational highlights

Partnering activities

More than 20 agreements were signed with top biotech and pharmaceutical companies in 2005, many of them extensions or expansions of existing collaborations. New collaboration agreements were signed with Idenix, Novartis, GSK, Lilly, Senexis, Prolysis, Celera Genomics, the Cystic Fibrosis Foundation and the High Q Foundation.

In the fourth quarter, several large agreements with both new and existing customers for BioFocus were concluded:

- Idenix Pharmaceuticals entered a two-year drug discovery collaboration with BioFocus worth up to $ 2.5 million with the aim to discover compounds for Idenix's infectious disease programs.

- Senexis expanded their collaboration with BioFocus to optimise Senexis' novel inhibitors of amyloid-induced toxicity and neuroinflammation for the treatment of Alzheimer's disease.

- Amgen expanded its drug discovery collaboration with BioFocus. The multi-million dollar deal, which includes a $ 2.3 million upfront fee for biology and computational/medicinal chemistry services, will run throughout 2006.

- Prolysis and BioFocus extended their research collaboration announced earlier this year. Prolysis will fund the medicinal chemistry program aimed at identifying dual enzyme inhibitors that can overcome the problem of antibiotic resistance throughout 2006.

- BioFocus entered into a collaboration with Cresset BMD to develop a new range of compound libraries. This new product offering will further strengthen BioFocus' competitive edge in targeted compound libraries for high-value drug targets such as GPCRs and ion channels thereby accelerating BioFocus customers' drug discovery programs.

Galapagos drug discovery

- A number of targets validated through Galapagos target discovery engine are being progressed through Galapagos' internal drug discovery programs in bone and joint diseases.
- In our rheumatoid arthritis program, we aim to develop safe and orally available therapeutics to reduce and even stop joint destruction and inflammation. Galapagos' rheumatoid arthritis targets were discovered and validated in disease-relevant assays that use cells derived from rheumatoid arthritis patients. A number of these targets are being progressed through Galapagos' internal drug discovery program. A lead compound, from a series that was designed against the most advanced kinase target, successfully demonstrated an *in vivo* Proof of Concept in the industry standard rheumatoid arthritis animal model. In this mouse model, the lead compound modulated pro-inflammatory cytokines (regulatory proteins that mediate the immune response) such as TNF-alpha and those interleukins that are known to play a pivotal role in the arthritis process. In addition, the lead compound showed a reduction in paw swelling in this mouse model. We will now focus our resources on accelerating this compound series, and the rest of the target portfolio towards clinical development.

- These results provide strong validation for our target discovery platform to deliver novel targets that can be the basis for the development of disease modifying drugs.

Annual report and annual shareholder meeting

The electronic version of Galapagos' Annual Report 2005 is now available online at www.glpg.com/investor/financial_reports.htm. Printed versions of the Galapagos Company Report 2005 will be available shortly and can be requested by e-mailing ir@glpg.com.

Galapagos' 2005 annual shareholder meeting will take place at Galapagos' headquarters in Mechelen, Belgium on April 4, 2006 at 18.00 Central European Time (CET).

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public today at 09.30 Central European Time (CET), which will also be webcast. To participate in the conference call, please call +32 2290 1608 ten minutes prior to commencement. A question and answer session will follow the presentation of the results. The live audio webcast can be accessed via Galapagos' website at www.glpg.com, and will be available for replay a few minutes after the live version airs.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs more than 200 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, BASF, Bayer, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

This press release may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Galápagos

For immediate release **6 February 2006**

Galapagos creates new warrant plan

Mechelen, Belgium; 6 February 2006 - Galapagos NV (Euronext & LSE: GLPG) announced today that on 3 February 2006 its Board of Directors created 350,000 warrants under a new warrant plan for Galapagos employees, directors and consultants.

The Board of Directors of Galapagos has approved on 3 February 2006 the "Warrant Plan 2006 Belgium/The Netherlands" within the framework of the authorized capital. Since its inception in 1999, Galapagos has used warrant plans to allow personnel and management to be involved in the company's growth and development. This new warrant plan contains a pool of 350,000 new warrants substantially for Galapagos' employees in Belgium and The Netherlands and in secondary order for employees of its other subsidiaries, its directors and consultants. The warrants have an exercise period of eight years starting as of the date of each individual grant. They are not transferable and cannot be exercised prior to the end of the third calendar year after the year in which they were granted to a warrant holder. Each warrant gives the right to subscribe to one new Galapagos share. When the warrants will be exercised, Galapagos will apply for the listing of the resulting new shares. The warrants as such will not be admitted to listing on any stock market.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs 203 people, including 76 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, BASF, Bayer, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Galápagos

Bio Focus
A Galápagos Company

For immediate release **2 February, 2006**

Galapagos and BASF extend research collaborations

Mechelen, Belgium; 2 February, 2006 - Galapagos NV (Euronext & LSE: GLPG) announced today that it has extended three research collaborations into 2006 with BASF Aktiengesellschaft (NYSE & XET: BASF) in Ludwigshafen, Germany. These extensions will further progress discovery research services for BASF programmes successfully undertaken by Galapagos' service division BioFocus in 2005. Across the various programmes, BioFocus will offer biology, synthetic and computational chemistry services, plus access to its biologically-targeted SoftFocus® Kinase and GPCR compound libraries against further BASF targets. Under the terms of the extension agreements, BASF will pay compound supply and access fees and will fund research activities. Total contract value of the extensions announced today will exceed € 700,000.

"We are delighted that BASF has chosen to extend these collaborations with BioFocus," said Onno van de Stolpe, CEO of Galapagos. "We believe that our expertise in the area of kinase and GPCR biology and chemistry, together with our proprietary compound libraries, place BioFocus in an excellent position to progress BASF's discovery programmes rapidly."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs 203 people, including 76 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, Bayer, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@glpg.com

Galápagos

Cancer Research Technology

For immediate release **19 January 2006**

Galapagos and Cancer Research Technology announce new anti-cancer drug discovery collaboration

Mechelen, Belgium, and London, UK; 19 January 2006 - Galapagos NV (Euronext & LSE: GLPG) and Cancer Research Technology ("CRT"), specialists in oncology drug discovery and commercialization, a wholly owned company of Cancer Research UK, announced today that they have entered into a new collaboration in anti-cancer drug discovery research. Under the terms of the agreement Galapagos' service division BioFocus will perform medicinal chemistry services on a series of CRT anti-cancer drug programs. In return, CRT will fund the work of four BioFocus scientists throughout 2006.

"This agreement testifies to the high quality of BioFocus' medicinal chemistry expertise and the overall competitiveness of our integrated services portfolio," said Onno van de Stolpe, CEO of Galapagos. "We also are pleased to assist Cancer Research Technology in the fight against cancer."

"CRT has succeeded in forming a number of collaborative anti-cancer programs with academic and commercial partners alike," added Tony Raynham, CRT's Head of Medicinal Chemistry. "Our relationship with BioFocus, in conjunction with existing in-house R&D resource, will ensure that these programs are advanced rapidly through early-stage development, thereby creating robust licensing opportunities and cancer patient benefit."

Cancer remains one of the world's most pressing health concerns. According to Cancer Research UK, physicians estimate that one in three people will get some form of cancer at some stage in life.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs 203 people, including 76 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, Bayer, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

Galápagos

Cancer Research Technology

About Cancer Research Technology

Cancer Research Technology Limited (CRT) is a specialist commercialization and development company, which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. CRT is wholly owned by Cancer Research UK, the largest independent funder of cancer research in the world. More information about CRT can be found at www.cancertechnology.com.

CONTACTS

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@galapagos.be

Cancer Research Technology
Tony Raynham, Head of Medicinal Chemistry
Tel: +44 20 7679 6728
traynham@cancertechnology.com

Galápagos

Bio Focus
A Galápagos Company

For immediate release **18th January 2006**

GALAPAGOS EXPECTS 4Q '05 REVENUES TO MEET GUIDANCE, REDUCED FULL YEAR 2005 CASH BURN

Trading and drug discovery pipeline update

- **Revenues in 4Q '05 expected to meet guidance of € 7.7 million**
- **Full year 2005 cash burn expected to be lower than guidance of € 7 million**
- **Proof of Concept demonstrated in rheumatoid arthritis program**
- **David Stone and Geoff McMillan named to Galapagos Board**

Mechelen, Belgium; January 18, 2006

Trading update

Galapagos (Euronext & LSE: GLPG) announced today that it expects fourth quarter 2005 consolidated revenues to meet previous guidance of € 7.7 million, and full year cash burn for 2005 to be lower than guidance of € 7 million.

At the presentation of the third quarter financials on November 10, 2005, Galapagos provided guidance to the market for its last quarter revenues in view of the BioFocus acquisition. Total consolidated revenues for full year 2005 will be € 11 million, compared to € 7.8 million for full year 2004. The BioFocus product offering, ranging from target discovery through to lead optimization, continues to win business due to the versatility of the technology, the breadth of the product offering and the expertise of its staff in the drug discovery process. Financial control measures enabled the Company to keep the cash burn lower than the guidance of € 7 million, while still allowing for the progress achieved in the Company's own drug discovery pipeline. Consolidation of BioFocus results is effective from October 12, 2005, to be published in Galapagos' Full Year 2005 Results on March 3, 2006.

Galapagos drug discovery program update

On November 10, 2005, Galapagos announced encouraging results in one of its rheumatoid arthritis (RA) projects, showing an important reduction in disease-causing cytokines in mice, the generally accepted animal model for RA. Moving forward with these encouraging data, Galapagos announced today achievement of a Proof of Concept in its RA program, showing a reduction in paw swelling in mice. Today's results further validate the Company's drug discovery engine and give indication that with appropriate optimization, this early stage series of chemical compounds shows potential to deliver a novel therapeutic for treatment of rheumatoid arthritis. In its Alzheimer's disease program, *in vivo* data from a mouse model remain inconclusive. Based on today's results, Galapagos will prioritize its drug discovery program in bone and joint diseases and accelerate the development of the compounds in its RA program.

Galápagos

Bio Focus
A Galápagos Company

Board appointments

Dr. David Stone, aged 59, is currently Chairman at Cambridge Biostability Ltd. and non-executive Chairman of Cambridge Sensors Ltd. and ERBI Ltd. Dr. Stone is a founder of BioFocus and was Chairman of the company from 2003 until October 2005. Prior to this, Dr. Stone held the position of Chief Executive Officer of BioFocus. From 1974 - 1996 he held a number of positions within the Wellcome Research Laboratories. Dr. Stone holds a BSc and PhD in Biochemistry from the University of Birmingham and is the author of more than 50 publications.

Henry Geoffrey (Geoff) McMillan, aged 49, is currently non-executive director of Maelor Plc and has over twenty years' experience within the pharma and biopharma sectors. He joined BioFocus as COO in 2002 and was CEO of the company from May 2003 to October 2005. Prior to this, Mr. McMillan was with Elan where he was instrumental in the development of Elan internationally. In 1993, he joined the board of Xenova Group Plc as Commercial Director. Before this, he was Global Head of Business Development and Planning and a member of Roche's Pharmaceutical Division board. At the start of his career he held several sales and marketing positions at Smith and Nephew.

Both appointments are for dependent, non-executive Board Member positions and are for a period that ends with the AGM that will be requested to approve the accounts over fiscal year 2008. There are no further details to be disclosed under Schedule 2(g) and Rule 17 of the AIM rules.

During the Extraordinary General Shareholders' Meeting held on January 6, 2006, all other agenda points were approved, including a grant of warrants to Mr. Stone and Mr. McMillan and a modification to the Company's articles of association where they relate to the authorized capital.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs 203 people, including 76 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, Bayer, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT
Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@galapagos.be

Galápagos

Bio Focus
A Galápagos Company

For immediate release **16 January 2006**

Galapagos enters new collaboration in autoimmune discovery research

Mechelen, Belgium; 16 January 2006 - BioFocus, the service division of Galapagos (Euronext & LSE: GLPG), announced today a new three year collaboration in the field of autoimmune discovery research. Under the terms of the agreement, BioFocus will expand its SilenceSelect® si-RNA based gene collection with an additional gene set, develop a dedicated cellular assay in the field of autoimmune disease, and use this assay to run a target discovery screen. Further to the collaboration agreement, Galapagos will receive upfront fees and research and development funding and may receive milestone fees when certain drug discovery criteria are met. Should all criteria on a target be achieved, total potential contract value for Galapagos may exceed € 2 million.

"This collaboration capitalizes on Galapagos' know-how in the autoimmune field and the strength of its target discovery platform. We are delighted to be **Boehringer Ingelheim**'s partner in this disease discovery program," said Onno van de Stolpe, CEO of Galapagos. "In this new collaboration, Galapagos is committed to delivering novel drug targets as the basis for developing novel therapies for unmet medical needs in autoimmune disease."

Autoimmune diseases arise from an overactive immune response of the body against substances and tissues normally present in the body. Today there are more than 40 known human diseases classified as either definite or probable autoimmune diseases, affecting 5-7% of the population. Almost all autoimmune diseases appear without warning or apparent cause and most patients suffer from fatigue.

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs 203 people, including 76 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, Bayer, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

Galapagos NV
Onno van de Stolpe, CEO
Tel: +31 6 2909 8028
ir@galapagos.be

Bio Focus
A Galápagos Company

For Immediate Release **11 January 2006**

ANGUS MACLEOD NAMED DIRECTOR OF MEDICINAL CHEMISTRY AT BIOFOCUS

Saffron Walden, UK; 11 January, 2006 - Galapagos announced today that Dr. Angus MacLeod has joined Galapagos' service division BioFocus as Director of Medicinal Chemistry. Dr. MacLeod was previously with Merck Sharp & Dohme where he spent 21 years in medicinal chemistry, most recently as Senior Director, Medicinal Chemistry. Dr. MacLeod has one of the most impressive track records in the industry contributing to a number of programs leading to clinical candidates, including the Substance P antagonist program that resulted in the marketed product aprepitant (Emend®), and a GABA receptor modulator program. Dr. MacLeod is author/inventor on more than 100 publications and patents.

Dr. Chris Newton, Senior VP BioFocus commented, "Dr. MacLeod's appointment is a big win for BioFocus. The most critical factors in converting a chemical lead to a clinical candidate drug are tenacity, experience, and multi-disciplinary team leadership, which Dr. MacLeod has in abundance. Dr. MacLeod joins BioFocus' recently appointed Director of Biology, Dr. Iain James, who joined us after 17 years with Novartis. Together, Dr. MacLeod and Dr. James head up a most impressive drug discovery team, which is available to BioFocus' worldwide clients."

About Galapagos

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Galapagos currently employs 203 people, including 76 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. The partners of Galapagos include Amgen, AstraZeneca, Bayer, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

CONTACT

BioFocus
Dr. Chris Newton, SVP BioFocus
Tel: +44 1799 533 535
cnewton@biofocus.com

GALAPAGOS
Limited Liability Company
Generaal De Wittelaan L11 A 3, 2800 Mechelen, Belgium
VAT BE: 0466.460.429 RPR Mechelen

INVITATION FOR THE GENERAL SHAREHOLDERS' MEETING OF APRIL 24, 2007

The board of directors of Galapagos NV (hereinafter "the Company" or "Galapagos") has the honour to invite the shareholders, holders of warrants, directors and statutory auditor of Galapagos to the extraordinary general meeting of shareholders to be held on April 24, 2007 at 14:00h at the registered office of the Company (or at an alternative near location to be specified at the registered office at the time of the meeting). The extraordinary shareholders' meeting will be held in the presence of a notary public.

AGENDA

1. Modification of the Articles of Association with regard to declaration of significant interests.
Proposal: *The shareholders' meeting decides to replace article 8 of the Articles of Association as follows: "For the application of the articles 1 to 4 of the law of March 2, 1989 relating to the declaration of significant interests in companies listed on a stock market and the regulation of the public takeover bids, the applicable quota are established at five percent and multiples of five per cent".*

2. Modification of the Articles of Association with regard to the procedure for convening the board of directors in the event of urgency.
Proposal: *The shareholders' meeting decides to replace the second paragraph of Article 16 of the Articles of Association by the following paragraph: "The invitations contain place, data, hour and agenda of the meeting and, except in the event of urgency (which will be motivated in the minutes), are sent in writing at least 4 calendar days prior to the meeting."*

3. Modification of the Articles of Association in order to allow presence at the meeting of the board of directors by electronic communication means.
Proposal: *The shareholders' meeting decides (i) to add the following as a second paragraph to Article 17 of the Articles of Association: " Board members can be present at the meeting of the board of directors by electronic communication means, such as amongst others, phone-or video conference, provided that all participants to the meeting can communicate directly with all other participants. The minutes of the meeting contain the manner in which the directors were present"* and (ii) to delete the paragraph of Article 17 starting with *"Moreover, after it has been established ...."* and ending with *"....have in such manner participated in the deliberations and votes."*

4. Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Company Code on the renewal of its authorization with respect to, and the increase of, the authorized capital.

5. Renewal of the authorization given to the board of directors to increase the share capital within the framework of the authorized capital.
Proposal: *The shareholders' meeting decides to renew the authorisation of the board of directors to increase the share capital of the Company within the framework of the articles 603 to 608 of the Company Code for a new period of five (5) years as from the date of this authorization, being [•] 2007 and to change Article 47 (1) accordingly.*

6. Increase of the authorized capital up to the amount of the share capital of the Company.
Proposal: *The shareholders' meeting decides to increase the authorized capital up to the amount of the share capital of the Company at the time of this convocation, and accordingly to replace the reference in the second alinea of article 47(1) of the articles of association to 17.108.292,00 euro (in figures and letters) by "twenty six million nine hundred sixty- four thousand forty three euro point eighty seven (26.964.043,87 euro)", and to replace the reference to 68.433.169,29 euro (in letters and figures) with "hundred seven million eight hundred sixty five thousand hundred seventy five euro point fifty-one (107.856.175,51 euro)."*

7. Modification of the terms for the use of the authorized capital as described in Article 47(1), third paragraph of the Articles of Association.
Proposal: *The shareholders' meeting decides to add at the end of the first sentence of the third paragraph of Article 47 (1): ", and (iv) support the cash position of the Company".*

8. Modification and renewal of the terms in the Articles of Association referring to the acquisition of own shares.
Proposal: *The shareholders' meeting decides to renew her authorisation as defined in Article 47 (2) for a new period of respectively 3 years (first paragraph) and 18 months (third paragraph) which starts at the date of publication of this decision in the Belgian Official Gazette.*

9. Fixing the date of the annual general shareholders' meeting which has to decide on the annual accounts and the discharge of directors and statutory auditor(s) on the first Tuesday of June.
Proposal: *The shareholders' meeting decides to modify Article 27 of the Articles of Association by replacing in the first alinea the words "first Tuesday of the month of April" by the words "first Tuesday of the month of June".*

10. Power of attorney
Proposal: The shareholders' meeting decides to grant all necessary powers (i) to a director and/or Mr. Johan Van den Eynde and/or Ann Strobbe with respect to the implementation of the preceding resolutions; (ii) to any Belgian public notary to draw up a coordinated version of the Articles of Association of the Company and to file this coordinated version with the registry of the commercial court; (iii) to Mr. Martin Desimpel and Mr. Kamukenji Mpoy, acting solely to ensure the completion of the necessary formalities with the register of legal entities and the administration of Value Added Tax.

In accordance with article 537 of the Code of Companies, all holders of warrants issued with assistance of the Company, may attend the shareholders' meeting with an advisory vote only. Holders of warrants issued by Galapagos NV are subject to the same attendance requirements as those applicable to the holders of registered shares
In accordance with article 535 of the Belgian Company Code every shareholder or warrantholder can, upon submission of their title, obtain, free of charge and as of 15 days prior to the shareholders' meeting, copy of the report of the board of directors mentioned in this agenda. This document can, as from that date, also be consulted on the website of the Company: www.glpg.com.
In order to be allowed at the shareholders' meeting, the shareholders need to comply with Article 29 of the Articles of Association and Article 536 of the Belgian Company Code.
The holders of bearer shares shall, at the latest three working days prior to the meeting, i.e. at the latest on April 20, 2007, deposit at the Company's registered office their shares or shall deposit a written confirmation of an authorized account holder of the Company's clearing house (or a certificate of this clearing house), stating that the shares are blocked until the date of the Shareholders' Meeting.
The shareholders who wish to be represented by proxy are kindly requested to make use of a power of attorney form (with voting instructions) which can be obtained at Galapagos' offices or downloaded from the website www.glpg.com. The signed proxy have to be transmitted to Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium by letter, fax (+32 (0)15 342 994) or e-mail (shareholders@glpg.com), at the latest on April 20, 2007. The signed originals of the proxies which were sent by fax or email have to be handed over to Galapagos immediately prior to the shareholders' meeting. In the absence of voting instructions with regard to certain points on the agenda, or in the event that for any reason whatsoever, any uncertainty would raise uncertainty on the voting instructions, the proxy-holder will always vote "in favour" of the proposal.

Please address any requests for more information or for a proxy form to Mrs. Ann Strobbe (+32 (0)15 342 902). Correspondence can be sent to Galapagos NV, to the attention of Mrs. Ann Strobbe, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (fax: +32 (0)15 342 994; e-mail: shareholders@glpg.com).
All persons attending the shareholders' meeting are invited to be present at least 15 minutes prior to the scheduled start of the meeting to ensure a smooth completion of the registration requirements.

The board of directors.

GALAPAGOS

Limited Liability Company
Generaal De Wittelaan L11 A 3, 2800 Mechelen, Belgium
BTW BE: 0466.460.429 RPR Mechelen

INVITATION FOR THE GENERAL SHAREHOLDERS' MEETING OF APRIL 3, 2007

The board of directors of Galapagos NV (hereinafter "the Company" or "Galapagos") has the honour to invite the shareholders, holders of warrants, directors and statutory auditor of Galapagos to the general meeting of shareholders to be held on April 3, 2007 at 18:00h at the registered office of the Company (or at an alternative near location to be specified at the registered office at the time of the meeting). **The general shareholders' meeting will be an ordinary shareholders' meeting for the agenda items 1 to 9 and will be an extraordinary shareholders' meeting which will be held in the presence of a notary public, for the agenda items 10 to 19.**

AGENDA

Ordinary part

1. Communication and discussion of the annual report of the board of directors and the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year closed on December 31, 2006.

2. Communication and approval of the non-consolidated accounts of the Company for the financial year closed on December 31, 2006 and approval of the allocation of the annual result as proposed by the board of directors.
Proposal: The shareholders' meeting approves the non-consolidated annual accounts of the Company for the financial year closed on 31 December 2006 and approves the allocation of the annual result as proposed by the Board of Directors.

3. Communication and discussion of the annual report of the board of directors and the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year closed on December 31, 2006.

4. Communication of the consolidated annual accounts of the Company for the financial year closed on December 31, 2006.

5. Discharge of the directors and discharge of the statutory auditor for the exercise of their mandate during the financial year closed on December 31, 2006.
Proposal: The shareholders' meeting grants, by separate vote, discharge for each of the directors that were in function during the financial year closed on December 31, 2006 and, by separate vote, the shareholders' meeting grants discharge to the statutory auditor, both for their activities during the financial year closed on December 31,2006.

6. Confirmation of the nomination of Dr. Rudi Pauwels as independent director of the Company.
Proposal: The shareholders' meeting decides to confirm the nomination of Dr. Pauwels, Chemin de Layaz 3, CH-1806 Saint-Légier-La Chiésaz, Switzerland, as director of the Company as of January 1, 2007, for a period which will end at the general shareholders' meeting of 2011, which has the approval of the annual accounts on the agenda. Further, confirm that Dr. Pauwels is an independent director as he complies with the criteria of article 524 §4, 2° of the Belgian Company Code.

7. Remuneration of directors.
Proposal: The shareholders' meeting: (i) fixes the annual remuneration for independent directors for the exercise of their mandate as a director of the Company at €20,000 plus expenses, (ii) resolves to pay an additional compensation of €5,000 to the chairman of the audit committee of the board of directors for his activities as chairman of the audit committee, (iii) fixes the annual remuneration for non-executive directors who are not independent directors and who do not represent a shareholder at €20,000 plus expenses, (iv) resolves that in case a director attends less than 75% of the meetings of the board of directors, the amounts mentioned in (i) (ii) and (iii) shall be reduced pro rata the absence score of such director; (v) resolves that the directors who represent a shareholder on the board of directors will only receive reimbursement for the expenses they incur for attending meetings of the board of directors and no other compensation or fees for their board membership, (vi) resolves that Dr

Raj Parekh will not receive any remuneration or expense allowance for his membership of the board of directors, (vii) empowers the board of directors to determine the total remuneration of the managing director (CEO) for his managerial role in the Company, which remuneration shall include compensation for his membership of the board of the directors.

8. Confirmation of director Dr. Barry Ross being an independent director.
<u>Proposal:</u> *The shareholders' meeting decides to confirm that director Dr. Barry Ross is an independent director of the Company.*

9. Offer of warrants to certain directors.
<u>Proposal</u>: *The shareholders' meeting decides to offer 10,000 warrants to director Rudi Pauwels, 7,500 to director Barry Ross and 125,000 to managing director Onno van de Stolpe, under a Galapagos Warrant Plan created or to be created by the board of directors within the framework of the authorized capital and empowers the managing director of the Company to implement this offer, or empowers any other director to do so in the case of the offer to the managing director.*

Extraordinary part

10. Modification of the Articles of Association with regard to declaration of significant interests.
<u>Proposal:</u> *The shareholders' meeting decides to replace article 8 of the Articles of Association as follows: "For the application of the articles 1 to 4 of the law of March 2, 1989 relating to the declaration of significant interests in companies listed on a stock market and the regulation of the public takeover bids, the applicable quota are established at five percent and multiples of five per cent".*

11. Modification of the Articles of Association with regard to the procedure for convening the board of directors in the event of urgency.
<u>Proposal</u>: *The shareholders' meeting decides to replace the second paragraph of Article 16 of the Articles of Association by the following paragraph: "The invitations contain place, data, hour and agenda of the meeting and, except in the event of urgency (which will be motivated in the minutes), are sent in writing at least 4 calendar days prior to the meeting."*

12. Modification of the Articles of Association in order to allow presence at the meeting of the board of directors by electronic communication means.
<u>Proposal:</u> *The shareholders' meeting decides (i) to add the following as a second paragraph to Article 17 of the Articles of Association: " Board members can be present at the meeting of the board of directors by electronic communication means, such as amongst others, phone-or video conference, provided that all participants to the meeting can communicate directly with all other participants. The minutes of the meeting contain the manner in which the directors were present"* and (ii) to delete the paragraph of Article 17 starting with " *Moreover, after it has been established ....*"and ending with "*....have in such manner participated in the deliberations and votes."*

13. Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Company Code on the renewal of its authorization with respect to, and the increase of, the authorized capital.

14. Renewal of the authorization given to the board of directors to increase the share capital within the framework of the authorized capital.
<u>Proposal</u>: *The shareholders' meeting decides to renew the authorisation of the board of directors to increase the share capital of the Company within the framework of the articles 603 to 608 of the Company Code for a new period of five (5) years as from the date of this authorization, being [•] 2007 and to change Article 47 (1) accordingly.*

15. Increase of the authorized capital up to the amount of the share capital of the Company.
<u>Proposal</u>: *The shareholders' meeting decides to increase the authorized capital up to the amount of the share capital of the Company at the time of this convocation, and accordingly to replace the reference in the second alinea of article 47(1) of the articles of association to 17.108.292,00 euro (in figures and letters) by "twenty six million nine hundred sixty- four thousand forty three euro point eighty seven (26.964.043,87 euro)", and to replace the reference to 68.433.169,29 euro (in letters and figures) with "hundred seven million eight hundred sixty five thousand hundred seventy five euro point fifty-one (107.856.175,51 euro)."*

16. Modification of the terms for the use of the authorized capital as described in Article 47(1), third paragraph of the Articles of Association.

Proposal: *The shareholders' meeting decides to add at the end of the first sentence of the third paragraph of Article 47 (1) : " , and (iv) support the cash position of the Company".*

17. Modification and renewal of the terms in the Articles of Association referring to the acquisition of own shares.
Proposal: The shareholders' meeting decides to renew her authorisation as defined in Article 47 (2) for a new period of respectively 3 years (first paragraph) and 18 months (third paragraph) which starts at the date of publication of this decision in the Belgian Official Gazette.

18. Fixing the date of the annual general shareholders' meeting which has to decide on the annual accounts and the discharge of directors and statutory auditor(s) on the first Tuesday of June.
Proposal: The shareholders' meeting decides to modify Article 27 of the Articles of Association by replacing in the first alinea the words "first Tuesday of the month of April" by the words "first Tuesday of the month of June".

19. Power of attorney
Proposal: The shareholders' meeting decides to grant all necessary powers (i) to a director and/or Mr. Johan Van den Eynde and/or Ann Strobbe with respect to the implementation of the preceding resolutions; (ii) to any Belgian public notary to draw up a coordinated version of the Articles of Association of the Company and to file this coordinated version with the registry of the commercial court; (iii) to Mr. Martin Desimpel and Mr. Kamukenji Mpoy, acting solely to ensure the completion of the necessary formalities with the register of legal entities and the administration of Value Added Tax.

In accordance with article 537 of the Code of Companies, all holders of warrants issued with assistance of the Company, may attend the shareholders' meeting with an advisory vote only. Holders of warrants issued by Galapagos NV are subject to the same attendance requirements as those applicable to the holders of registered shares
In accordance with article 535 of the Belgian Company Code every shareholder or warrantholder can, upon submission of their title, obtain, free of charge and as of 15 days prior to the shareholders' meeting, copy of the reports of the board of directors, accounts and reports of the statutory auditor mentioned in this agenda. These documents can, as from that date, also be consulted on the website of the Company: www.glpg.com.
In order to be allowed at the shareholders' meeting, the shareholders need to comply with Article 29 of the Articles of Association and Article 536 of the Belgian Company Code.
The holders of bearer shares shall, at the latest three working days prior to the meeting, i.e. at the latest on March 30, 2007, deposit at the Company's registered office their shares or shall deposit a written confirmation of an authorized account holder of the Company's clearing house (or a certificate of this clearing house), stating that the shares are blocked until the date of the Shareholders' Meeting.
The shareholders who wish to be represented by proxy are kindly requested to make use of a power of attorney form (with voting instructions) which can be obtained at Galapagos' offices or downloaded from the website www.glpg.com. The signed proxy have to be transmitted to Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium by letter, fax (+32 (0)15 342 994) or e-mail (shareholders@glpg.com), at the latest on March 30, 2007. The signed originals of the proxies which were sent by fax or email have to be handed over to Galapagos immediately prior to the shareholders' meeting. In the absence of voting instructions with regard to certain points on the agenda, or in the event that for any reason whatsoever, any uncertainty would raise uncertainty on the voting instructions, the proxy-holder will always vote "in favour" of the proposal.

Please address any requests for more information or for a proxy form to Mrs. Ann Strobbe (+32 (0)15 342 902). Correspondence can be sent to Galapagos NV, to the attention of Mrs. Ann Strobbe, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (fax: +32 (0)15 342 994; e-mail: shareholders@glpg.com).
All persons attending the shareholders' meeting are invited to be present at least 15 minutes prior to the scheduled start of the meeting to ensure a smooth completion of the registration requirements.

In the event this shareholders' meeting of April 3, 2007, cannot take place on that date as concerns the items 10 to 19 on the agenda, and a second invitation is required, the shareholders' meeting, after such second invitation, shall take place on Tuesday April 24, 2007, 14:00 hour, at the corporate address of the Company (or at an alternative near location to be specified at the registered office at the time of the meeting.)

The board of directors.

Galápagos

GALAPAGOS
Limited Liability Company
Generaal De Wittelaan L11 A 3, 2800 Mechelen, Belgium
Company number: 0466.460.429 RPR Mechelen

CONVOCATION FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF 4 APRIL 2006

The board of directors of Galapagos NV (hereinafter "the Company" or "Galapagos") has the honor to invite the shareholders, holders of warrants, directors and statutory auditors of Galapagos to the annual general meeting of shareholders to be held on 4 April 2006 at 18:00h at the registered office of the Company (or at an alternative near location to be specified at the registered office at the time of the meeting).

AGENDA

1. Communication and discussion of the annual report of the Board of Directors and the report of the Statutory Auditor relating to the non-consolidated annual accounts of the Company for the financial year closed on 31 December 2005.

2. Communication and approval of the non-consolidated annual accounts of the Company for the financial year closed on 31 December 2005 and approval of the allocation of the annual result as proposed by the Board of Directors.
   Proposal of resolution: The shareholders' meeting approves the non-consolidated annual accounts of the Company for the financial year closed on 31 December 2005 and approves the allocation of the annual result as proposed by the Board of Directors.

3. Communication and discussion of the annual report of the Board of Directors and the report of the Statutory Auditor relating to the consolidated annual accounts of the Company for the financial year closed on 31 December 2005.

4. Communication of the consolidated annual accounts of the Company for the financial year closed on 31 December 2005.

5. Discharge of the Directors and discharge of the Statutory Auditor for the exercise of their mandate during the financial year closed on 31 December 2005.
   Proposal of resolution: The shareholders' meeting grants discharge to the Directors that were in function during the financial year closed on 31 December 2005 and, by separate vote, the shareholders' meeting grants discharge to the Statutory Auditor, both for their activities during the financial year closed on 31 December 2005.

6. Re-appointment of the Statutory Auditor. Approval of the annual audit fee of the Statutory Auditor.
   Proposal of resolution: The shareholders' meeting resolves to re-appoint Deloitte Bedrijfsrevisoren, Berkenlaan 8b, 1831 Diegem, represented by Mr Gert Vanhees, as Statutory Auditor, for a period of three years that will come to an end with the Annual General Meeting of shareholders that will take place in the year 2009, and to approve the annual audit fee of the Statutory Auditor, which annual fee amounts to €64,900 including expenses in Belgium and excluding VAT and expenses abroad, to be increased with indexation of 2% on a yearly basis starting in 2007. The shareholders' meeting takes note of the comment of the Board of Directors that, according to the resolution of the Annual General Meeting of shareholders of 2003, the Statutory Auditor had been appointed for a period from 1 April 2003 till 31 March 2006 and resolves that the mandate of the Statutory Auditor shall be deemed to have continued thereafter without interruption until the re-appointment of the Statutory Auditor by this present Annual General Meeting of shareholders.

7. Remuneration of Directors.
Proposal of resolution: The shareholders' meeting: (i) fixes the annual remuneration for independent Directors for the exercise of their mandate as a Director of the Company at €20,000 plus expenses, (ii) resolves to pay an additional compensation of €5,000 to the chairman of the Audit Committee of the Board of Directors for his activities as chairman of the Audit Committee, (iii) fixes the annual remuneration for non-executive Directors who are not independent Directors and who do not represent a shareholder at €20,000 plus expenses, (iv) resolves that in case a Director attends less than 75% of the meetings of the Board of Directors, the amounts mentioned in (i) (ii) and (iii) shall be reduced pro rata the absence score of such Director; (v) resolves that the Directors who represent a shareholder on the Board of Directors will only receive reimbursement for the expenses they incur for attending meetings of the Board of Directors and no other compensation or fees for their Board membership, (vi) resolves that Dr Raj Parekh will not receive any remuneration or expense allowance for his membership of the Board of Directors, (vii) empowers the Board of Directors to determine the total remuneration of the Managing Director (CEO) for his managerial role in the Company, which remuneration shall include compensation for his membership of the Board of the Directors; and (viii) ratifies all payments made as from January 2006 to non-executive Directors, that comply with the foregoing.

8. Question time and Company presentation.

In accordance with article 29 of the Articles of Association of the Company, the holders of registered shares may attend the shareholders' meeting and exercise their voting right on the condition that they inform Galapagos of their intention to attend the shareholders' meeting by no later than 31 March 2006 by regular mail, fax or e-mail, to the coordinates set forth down below.

In accordance with article 29 of the Articles of Association of the Company, the holders of bearer shares and/or shares held in a securities account may attend the shareholders' meeting and exercise their voting right on the condition that they deposit, at the Company's registered office, no later than 31 March 2006, their shares, or a written confirmation of an authorized account holder or a clearing institution establishing the unavailability of these shares until the date of the shareholders' meeting. Such confirmation may be submitted to Galapagos by letter, fax or e-mail, to the coordinates set forth down below.

The shareholders who wish to be represented by proxy at the shareholders' meeting are kindly requested to make use of the proxy form with voting instructions, which can be obtained at the offices of Galapagos and can be downloaded from the website of Galapagos (www.glpg.com). The signed proxy must be submitted to Galapagos by letter, fax or e-mail, to the coordinates set forth down below, at the latest on 31 March 2006. The signed originals of the proxies sent by fax or e-mail must be handed over to Galapagos at the latest immediately prior to the beginning of the shareholders' meeting. In the absence of voting instructions or in the event that for any reason whatsoever, any uncertainty would arise on the voting instructions, the proxy-holder will always vote "in favour" of the proposal.

In accordance with article 535 of the Code of Companies, every shareholder or warrant holder can, upon submission of his title, free of charge and as of 15 days prior to the shareholders' meeting, obtain copy of the reports of the Board of Directors and of the Statutory Auditor mentioned in the above agenda. These documents will also be available at the Company's website www.glpg.com as of 15 days prior to the shareholders' meeting.

In accordance with article 537 of the Code of Companies, all holders of warrants issued with assistance of the Company, may attend the shareholders' meeting with an advisory vote only. They are requested to respect the same attendance requirements as those applicable to the holders of registered shares.

All persons attending the shareholders' meeting are invited to be present at least 15 minutes prior to the scheduled start of the meeting to ensure a smooth completion of the registration requirements.

All correspondence or requests relating to this matter can be addressed to Galapagos NV, to the attention of Johan Van den Eynde, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, by letter, by fax (+32 (0)15 342 994) or by e-mail (agm@glpg.com). The phone number is +32 (0)15 342 932.

The Board of Directors

Galápagos

GALAPAGOS
Limited Liability Company
Generaal De Wittelaan L11 A 3, 2800 Mechelen, Belgium
Company number: 0466.460.429 RPR Mechelen

CONVOCATION FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF 6 JANUARY 2006

The board of directors of Galapagos NV (hereinafter "the Company" or "Galapagos") has the honour to invite the shareholders, holders of warrants, directors and statutory auditors of Galapagos to the extraordinary general meeting of shareholders to be held on 6 January 2006 at 11:00 a.m. at the registered office of the Company (or at an alternative near location to be specified at the registered office at the time of the meeting). This meeting will be held in the presence of a notary public in view of items 1 and 2 of the agenda.

AGENDA

1. Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Code of Companies on the renewal of its powers with respect to the authorized capital.

2. Amendment of provisions in the Articles of Association of the Company relating to the authorized capital

Proposal of resolution: The shareholders' meeting decides to renew the powers given to the board of directors to increase the share capital of the Company and to amend the provisions in the articles of association of the Company that relate to the authorized capital and to replace the existing provision by the following provision:

"(1) Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Code of Companies, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of this authorization, i.e. 6 January 2006.

Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount up to € 17,108,292.00, i.e. twenty five per cent (25%) of the share capital existing at the moment of the convocation for the shareholders' meeting granting this authority.

Without prejudice to the previous paragraph and without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount up to € 68,433,169.29, i.e. one hundred per cent (100%) of the share capital existing at the moment of the convocation for the shareholders' meeting granting this authority, upon a unanimous resolution of the board of directors at which all directors are present or represented and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the Company, whereby "transaction" is defined as a merger or acquisition (in shares and/or cash), a corporate partnership, and an in-licensing deal, (ii) the issue of warrants in connection with Company's remuneration policy for its and its subsidiaries' employees, directors and independent advisors, and (iii) the defense of the Company against a hostile take-over bid. The maximum amount with which the share capital can be increased in the framework of the authorized capital as mentioned in this paragraph, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the previous paragraph.

The capital increases within the framework of the authorized capital may be achieved by the issue of shares (with or without voting rights, and where appropriate in the context of a warrant plan for the Company's or its subsidiaries' personnel, directors and/or independent advisors), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without a share issue premium, and also by the conversion of reserves including share premiums.

When increasing the share capital within the limits of the authorized capital, the board of directors may in the Company's interest restrict or cancel the shareholders' preferential subscription

rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for a share issue premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such share issue premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders' meeting adopted in the manner required for amending the articles of association.

The board of directors is expressly authorized during a period of three years as of the date of the shareholders' meeting which granted this authorization, i.e. 6 January 2006, to increase the Company's share capital within the context of the authorized capital by contributions in kind or in cash with restriction or cancellation of the shareholders' preferential subscription rights, even after the Banking, Finance and Insurance Commission has notified the Company of a public take-over offer for the Company's shares, provided that the relevant provisions of the Code of Companies are complied with including that the number of shares issued under such capital increase does not exceed one tenth of the shares representing the capital that are issued prior to such capital increase. The authorization referred to above may be renewed.

The board of directors is authorized to bring the Company's articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so."

3. Appointment of Dr David Stone and Mr Geoff McMillan as directors of the Company

Proposal of resolution: The shareholders' meeting decides to appoint Dr David Stone (Woodland Edge, Halstead Lane, Knockhalt, Sevenoaks, Kent, TN14 7EP, U.K.) and Mr Geoff McMillan (Gameguards, Northend, Meldreth, Royston, Hertfordshire, SG8 6NX, UK) as directors of the Company, with effect as of the date of this decision for a period that will expire at the end of the ordinary shareholders' meeting that will be requested to approve the annual accounts for the financial year that will end in 2008.

4. Grant of warrants to Dr David Stone and Mr Geoff McMillan

Proposal of resolution: The shareholders' meeting decides to grant 3,500 warrants to Dr David Stone and 50,000 warrants to Mr Geoff McMillan under the Galapagos Warrant Plan, and empowers the managing director of the Company to implement this grant.

5. Ratification of the decisions of the board of directors of 10 March 2005 granting a salary increase to the CEO and the VP Business Development subject to a successful IPO, and of the decision of the board of directors of 8 June 2005 granting a bonus to the CEO.

Proposal of resolution: The shareholders' meeting decides to ratify the decision of the board of directors of 10 March 2005 granting a salary increase to the CEO and the VP Business Development subject to a successful IPO, and the decision of the board of directors of 8 June 2005 granting a bonus to the CEO.

6. Power of attorney

Proposal of resolution: The shareholders' meeting decides to grant all necessary powers, including the right to assign these powers: (i) to the board of directors and/or any two directors acting jointly and/or Mr. Johan Van den Eynde with respect to the implementation of the preceding resolutions; (ii) to notary public Matthieu Derynck to draw up a coordinated version of the articles of association of the Company and to file this coordinated version with the registry of the commercial court; (iii) to Mr. Martin Desimpel and Mr. Kamukenji Mpoy, acting solely to ensure the completion of the necessary formalities with the register of legal entities and the administration of Value Added Tax.

In accordance with article 537 of the Code of Companies, all holders of warrants issued with assistance of the Company, may attend the shareholders' meeting with an advisory vote only. Holders of warrants issued by Galapagos NV are subject to the same attendance requirements as those applicable to the holders of registered shares.

According to article 28 of the Articles of Association of the Company, the board of directors decided that the holders of bearer shares and/or shares held in a securities account may attend the shareholders' meeting and exercise their voting right on the condition that they submit evidence that on 24 December 2005 at 12:00 pm, they are the owner of the number of shares with which they wish to vote at the shareholders' meeting, irrespective of the number of shares they may own at the date of the shareholders' meeting. The shareholders' financial institution should submit such evidence to Galapagos

not later than on 3 January 2006. Such evidence may be submitted by regular mail at the following address: Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, or by fax (+32 (0)15 342 994) or by e-mail (johan@ galapagos.be).

According to article 28 of the Articles of Association of the Company, the board of directors decided that the holders of registered shares may attend the shareholders' meeting and exercise their voting right on the condition that they inform Galapagos of their intention to attend the shareholders' meeting and that they indicate with how many shares they wish to vote by no later than 3 January 2006, provided they are the owner of these shares on 24 December 2005 at 24:00 h. The information about the intention of the holders of registered shares may be submitted by regular mail at the following address: Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium or by fax (+32 (0)15 342 994) or by e-mail (johan@galapagos.be).

The shareholders who wish to be represented by proxy at the shareholders' meeting are kindly requested to make use of the proxy form with voting instructions, which can be obtained at the offices of Galapagos and can be downloaded at the website of Galapagos (www.glpg.com). The signed proxy must be submitted to Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, by letter, by fax (+32 (0)15 342 994) or by e-mail (johan@galapagos.be), at the latest on 3 January 2006. The signed originals of the proxies sent by fax or e-mail must be handed over to Galapagos at the latest immediately prior to the beginning of the shareholders' meeting. In the absence of voting instructions or in the event that for any reason whatsoever, any uncertainty would raise on the voting instructions, the proxy-holder will always vote "in favor" of the proposal.

Please address any requests for more information or for a proxy form to Mr. Johan Van den Eynde (tel. +32 (0)15 342 932). Correspondence can be sent to Galapagos NV, to the attention of Mr. Johan Van den Eynde, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (fax: +32 (0)15 342 994; e-mail: johan@galapagos.be).

All persons attending the shareholders' meeting are invited to be present at least 15 minutes prior to the scheduled start of the meeting to ensure a smooth completion of the registration requirements. The special report prepared by the board of directors in accordance with article 604 of the Code of Companies can be consulted at www.glpg.com.

The Board of Directors

*

Galápagos

Summary
Galapagos Prospectus 2006

This Summary should be read together with Galapagos' Registration Document 2006, which refers to Galapagos' financial year 2006, and Galapagos' Transaction Note 2006, dated 20 March 2007. The Registration Document 2006, together with the Transaction Note and the Summary, constitute the Prospectus for the admission to listing of the new Galapagos shares that have been created (or still may be created) in connection with the transactions. Further capital increases in relation to this transaction will be made known via addenda to this Prospectus in which the exact number of newly issued shares will be indicated.

The following information does not purport to be complete and should be read as an introduction to the more detailed information appearing elsewhere in this Prospectus. Each decision to invest in the securities of Galapagos has to be based on an exhaustive analysis of the Prospectus as a whole. It contains selected information about Galapagos, its business and Galapagos securities. It does not include all the information that may be relevant or important to investors. In particular, this summary should be read together with, and is qualified in its entirety by, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. It should also be read together with the matters set forth under "Risk Factors". No civil liability will attach to the Company in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the applicable legislation, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

This present document is a summary as mentioned in article 28 of the law of 16 June 2006 relating to the public offering of financial instruments and the admission for trading on a regulated market. It has been approved by the BFIC pursuant to article 23 of said law, on 27 March 2007. The BFIC's approval does not imply any judgment on the merits or the quality of transactions set forth in this Prospectus or of Galapagos. This Summary replaces the previous version of the summary approved by BFIC on 20 March 2007. The BFIC has approved the English version of this Summary. This Summary is published in English and in Dutch. The English version and the Dutch version have equal evidential value. Mr. Onno van de Stolpe assumes the responsibility for the translation of the English version of this Summary Document into Dutch.

SUMMARY – GALAPAGOS PROSPECTUS 2006	
History & activities of Galapagos	3
Business strategy	3
The transactions and share issues	3
Rationale and strategy of the acquisitions by Galapagos of Inpharmatica & Proskelia	5
Share capital and shareholder structure	5
Board, management, and employees	8
Risk factors	8
Alternative Investment Market of the London Stock Exchange	9
Additional information	9
Statutory auditor	9
Other information	9
Selected financial information	10

SUMMARY – GALAPAGOS PROSPECTUS 2006

This summary is to be read in conjunction with Galapagos' Registration Document 2006 and Transaction Note 2006.

History & activities of Galapagos

On 30 June 1999, Galapagos was incorporated for an unlimited duration under Belgian law as a limited liability company (*Naamloze Vennootschap/Société Anonyme*) under the name "Galapagos Genomics". On 29 March 2005, the extraordinary shareholders meeting resolved to change the company's name to "Galapagos NV." Galapagos is registered in Mechelen, Belgium with the Registry of Legal Entities under business number 0466.460.429. Galapagos NV has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium, telephone +32-15-342900.

Galapagos is a drug discovery company with two operating divisions: Drug Discovery and BioFocus DPI, Galapagos' service division. Its Drug Discovery division has programs in developing novel drugs for bone and joint diseases. The BioFocus DPI service division is a supplier of tools, reagents, and services for use in target and drug discovery to the pharmaceutical sector as well as to the Drug Discovery division of Galapagos. Galapagos employs more than 450 people, has its global headquarters in Mechelen, Belgium with research operations also in France, Germany, the Netherlands, Switzerland, the United Kingdom, and the United States. It has sales offices in Japan and the United States.

For a more complete description of the activities of Galapagos, please refer to the Registration Document 2006.

Business strategy

Galapagos' ambition is to become a world-leading biotechnology company with breakthrough medicines for the treatment of bone and joint diseases. In line with this, its business model maximizes short term revenues of its target and drug discovery technologies, while preserving the long term value of the development of novel drugs. Galapagos focuses on:

- Bringing own products into clinic
- Growing through organic growth and acquisitions
- Establishing strategic alliances through turn key deals with large pharmaceutical companies
- Using its service unit as cash generator for internal development

For a more complete description of the strategy of Galapagos, please refer to the Registration Document 2006.

The transactions and share issues

The issues of shares are being made in connection with the acquisition of the shares of Inpharmatica Ltd a privately held company located in the United Kingdom, the acquisition of the shares of ProSkelia SASU located in France, and the equity financing that occurred simultaneously with the acquisition of ProSkelia SASU.

All the capital increases and share issues in connection with the transactions described herein are resolved by the Board of Directors, under the authorization granted to it by Galapagos Shareholders' meeting of 6 January 2006 ("authorized capital").

Inpharmatica transaction
Galapagos acquired the entire share capital of Inpharmatica (London, UK) on 5 December 2006 through an all share transaction. Inpharmatica is active in the development and application of genome-scale predictive products and services for drug discovery research. Inpharmatica's technologies for drug discovery will bolster Galapagos' position in this field by improving the Group's ability to select targets and compounds based on predictive models and expertise. These technologies include ADMET[1] services (Admensa™), a novel approach to prioritize chemical compounds in drug screening, as well as chemo-informatics services (Chematica™) to select the best targets for drugability. Both technologies have already been widely adopted by the pharmaceutical industry. Major new customers brought by Inpharmatica to the Galapagos group include Pfizer and Schering.

The acquisition price of Inpharmatica is composed of three components: the ongoing business is valued at €6.5 million, the estimated cash at an additional €6 million, and the potential maximum earn-out related to commercial milestones at €6.6 million. Galapagos will issue, on the basis of €8.82 per share (the average GLPG share price over the last thirty days prior to 5 December 2006), a maximum of 2,165,532 new shares assuming that all three components are fully delivered and that Galapagos has no liability claims against the former shareholders. At the date of this Transaction Note a total number of 623,582 shares have already been issued to former Inpharmatica shareholders. Further capital increases in relation to this transaction will be made known via addenda to this Prospectus in which the exact number of newly issued shares will be indicated.

Private placement of new shares for a total value of €31 million
In conjunction with the transaction by which Galapagos acquired ProSkelia SASU, Galapagos has raised on 22 December 2006 an additional €31 million in funding through a private placement of new shares with institutional investors in the US and Europe. The proceeds of the offering will be used to secure the funding of the further development of the enhanced portfolio in bone and joint diseases through to clinical testing. As a result of this private placement a total of 3,463,683 new shares have been issued.

ProSkelia transaction
With the acquisition of the entire share capital of ProSkelia on 22 December 2006, Galapagos obtained R&D operations focused on bone diseases as well as a product portfolio of three pre-clinical products in bone diseases (osteoporosis and bone metastasis), and one pre-clinical product in cachexia (muscle atrophy and weight loss). The transaction includes an exclusive option to license from ProStrakan oestradiol glucoside ("E2G"), a product that has successfully completed a phase IIa clinical study for treatment of 'hot flashes', a menopausal symptom.

Galapagos acquired ProSkelia for €12.5 million in newly issued Galapagos shares. The total number of new shares issued was 1,396,648. This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that Galapagos will derive from the acquired pre-clinical programs. If Galapagos decides to exercise its option to license E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should Galapagos decide to partner or out-license this. Galapagos will receive all annual revenues from the partnerships with Amgen and Novartis and will be eligible to 25% of the downstream milestones and royalties from these partnerships.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion and Toxicity; meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.

A total of 4,860,331 new shares were issued in conjunction with the private placement and ProSkelia transaction.

With the Transaction Note contained in this Prospectus, admission to trading is sought for a total number of 7,025,863 shares. This number includes the 4,860,331 shares already issued in connection with the private placement of 22 December 2006 and the ProSkelia transaction of the same date, as well as the maximum number of 2,165,532 shares that may be issued in connection with the Inpharmatica transaction of 5 December 2006 (of which at the date of this Transaction Note already 623,582 shares have been issued). Further capital increases in relation to this transaction will be made known via addenda to this Prospectus in which the exact number of newly issued shares will be indicated.

Rationale and strategy of the acquisitions by Galapagos of Inpharmatica & ProSkelia

Inpharmatica acquisition

Galapagos acquired Inpharmatica as part of its strategy to build a worldwide leader in drug discovery services, ranging from target discovery all the way through to the delivery of pre-clinical candidate drugs.

Galapagos integrated the Inpharmatica business into its service division BioFocus DPI. Inpharmatica currently employs 24 people in Cambridge and London, UK.

Galapagos will also employ this acquired capability in its own drug discovery programs in bone and joint diseases, where it aims to bring its own candidate drugs into the clinic. The predictive drug discovery capabilities acquired are expected to accelerate Galapagos' own R&D pipeline by enabling prioritization of its validated targets and the chemical lead compounds in the process of drug development.

The acquisition of Inpharmatica fits within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery collaborations, as it strengthens the Company's breadth of technologies and services.

ProSkelia acquisition

ProSkelia was an affiliate of ProStrakan Group plc. Galapagos acquired the entire share capital of ProSkelia. The assets include ProSkelia's R&D operations focused on bone diseases as well as a product portfolio of three pre-clinical products in bone diseases (osteoporosis and bone metastasis), and one pre-clinical product in cachexia (muscle atrophy and weight loss). In addition, Galapagos acquired an exclusive option to license from ProStrakan oestradiol glucoside, a product that has successfully completed a phase IIa clinical study for treatment of 'hot flashes', a menopausal symptom.

The capabilities acquired in pre-clinical development and *in vivo* pharmacology will benefit Galapagos' current drug discovery programs. As a consequence, Galapagos expects immediate cost savings, mainly because of reduced outsourcing needs for Galapagos drug development, and through operational synergies. The acquisition of ProSkelia also fits very well within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery alliances, as it further strengthens the company's portfolio of drug candidates.

Share capital and shareholder structure

Share capital

Inpharmatica acquisition

The capital of Inpharmatica was represented by Ordinary shares and "C" Preference shares. The Ordinary shares have been purchased by Galapagos for an aggregate consideration of €432.13 in cash. The holders of "C" Preference shares have contributed their shares to the capital of Galapagos in exchange for new to be issued Galapagos shares.

The new shares will be issued to the Inpharmatica shareholders in three tranches, up to an aggregate maximum of 2,165,532 shares.

The first tranche of 623,582 new Galapagos shares has been issued in December 2006: a first part (466,440 shares) on 8 December 2006 and a second part (157,142 shares) on 21 December 2006. As a result of these share issues, the social capital of Galapagos was increased up to €81,364,453.51, represented by 14,979,399 shares.

Two subsequent tranches are due to be issued on 6 April and on 7 May 2007. The exact number of shares to be issued in these two tranches at that time will be dependent upon certain pre-agreed contractual conditions.

All issued shares will be subject to a lock up agreement ending 10 May 2007.

Private placement of new shares for a total value of €31 million
In conjunction with the transaction by which Galapagos acquired ProSkelia SASU, Galapagos has raised on 22 December 2006 an additional €31 million in funding through a private placement of 3,463,683 new shares with institutional investors in the US and Europe.

ProSkelia acquisition
The capital of ProSkelia SASU was represented by 915,562 shares, which were all held by a wholly owned subsidiary of ProStrakan Group plc [ProSkelia B.V.], who has contributed all ProSkelia shares to the capital of Galapagos in exchange for 1,396,648 new to be issued Galapagos shares. These new Galapagos shares have been issued on 22 December 2006.

As a result of the share issues for the private placement and the ProSkelia acquisition, the capital of Galapagos was increased to €107,856,175.51, represented by 19,851,330 shares, per 22 December 2006.

The Galapagos shares acquired by ProSkelia B.V. as a result of the Galapagos capital increase of 22 December 2006 are subject to a lock-up until 22 December 2007, provided, however, that ProSkelia B.V. shall not be prohibited during the lock-up period to transfer said shares, *i.a.*: (i) in the context of accepting an offer made for the entire share capital of Galapagos or a controlling fraction thereof, or (ii) in order to use the proceeds of such transfer to meet certain defined indemnification obligations relating to the contribution of the entire share capital of ProSkelia SASU to the capital of Galapagos.

Authorized capital
By resolution of the Shareholders' meeting of 6 January 2006, the Board of Directors has been authorized to increase the capital of Galapagos with a maximum amount of €68,433,169.20.

On 6 February 2006, on 12 May 2006 and on 19 September 2006, the Board had already increased the share capital using said authorization, in connection with the issue of 350,000 warrants for the Warrant Plan 2006 Belgium/The Netherlands, the issue of 453,715 warrants for the Warrant Plan 2006 UK, and the issue of 1,305,074 shares in the framework of a private placement, respectively. These issues resulted in a use of the authorized capital of €11,463,566.49.

As a result of the capital increase and share issue in connection with the acquisition of Inpharmatica, the Board has used on 8 December 2006 a further amount of €11,780,494.08 of the authorized capital.

As a result of the capital increase and share issue in connection with the private placement, the Board has used on 22 December 2006 a further amount of €18,842,435.50 of the authorized capital.

As a result of the capital increase and share issue in connection with the acquisition of ProSkelia, the Board has furthermore used on 22 December 2006 a further amount of €7,597,765.12 of the authorized capital.

At 31 December 2006, a total amount of €49,684,261.19 of the authorized capital had been used, and consequently an amount of 18,748,908.10 remains available for use under the authorized capital.

Dilution
As a result of the capital increases in connection with the acquisition of Inpharmatica, the private placement and the acquisition of ProSkelia, the share capital of Galapagos has increased from €77,972,167.43 to €107,856,175.51, consequently entailing a dilution for shareholders existing prior to the aforementioned transactions of 27.70%. If all 2,165,532 shares that may be issued in connection with the Inpharmatica acquisition would be issued (instead of only the first tranche of 623,582 shares), the total dilution would be 32.92%.

Shareholder structure
According to the received transparency declarations, the following shareholders have the following interest in Galapagos' capital:

Shareholder	Number of shares	Transparency declaration	Percentage of total shares of Company on Dec 31, 2006(*)
Abingworth (1)	1,502,374	June 3, 2005	7,6%
Apax (2)	1,277,366	June 3, 2005	6,4%
Crucell (3)	1,236,097	June 3, 2005	6,2%
Tibotec (4)	1,113,964	June 3, 2005	5,6%
Burrill (5)	904,254	June 3, 2005	4,6%
ProStrakan (6)	1,396,648	January 18, 2007	7.0%
Dorset Management Corp.	1,979,329	January 4, 2007	10,0%
AlpInvest (7)	507,819	June 3, 2005	2,6%
Fortis (8)	782,000	January 10, 2007	3.9%
Allianz (9)	659,002	January 31, 2007	3.3%

(*) abstraction has been made from future (potential) voting rights resulting from potential exercises of warrants.
(1) means the legal entities Abingworth Bioventures III ALP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP together
(2) means the legal entities Altamir & Cie and Apax France VI together
(3) means Crucell Holland BV
(4) means Tibotec-Virco NV
(5) means the legal entities Burrill Biotechnology Capital fund, LP and Burrill Nutraceuticals Capital Fund, LP together
(6) means ProSkelia BV
(7) means the legal entity AlpInvest Partners co-investments 2000 CV
(8) means Fortis Bank (Nederland) NV
(9) means Allianz Nederland Asset Management BV

Expenses
The costs to the Company associated with the share issues covered in this Transaction Note amounted to approximately €1.8 million.

Board, management, and employees

Galapagos' Board of Directors counts the following members: Dr Raj Parekh (Chairman), Ir Onno van de Stolpe (CEO and Chairman of the Executive Committee), Dr Laurent Ganem, Dr Harrold van Barlingen, Mr Geoff McMillan, Dr Barry Ross, Mr Ferdinand Verdonck and Dr Rudi Pauwels; the latter three Directors are appointed as independent directors.

The Executive Committee currently consists of the following: Ir Onno van de Stolpe (CEO and Chairman of the Executive Committee), Dr Graham Dixon (SVP Drug Discovery), Mr David Smith (Chief Financial Officer), Mr David Phillips (SVP Sales & Marketing), Dr Andre Hoekema (SVP Corporate Development), Dr Chris Newton (SVP BioFocus DPI), Mr Richard Neale (SVP North America), and Dr Dirk Pollet (SVP Licensing & Intellectual Property). David Smith (Chief Financial Officer) will be leaving the Company in June 2007 to pursue a career with a UK Hospital Trust. He will be replaced by Mr. Leo Steenbergen, former CFO of Telenet NV until December 2006, who has accepted the CFO position as of 1 June 2007.

The Galapagos Group employs more than 450 people in Belgium, France, Germany, Japan, Switzerland, the Netherlands, United Kingdom, and the United States.

Risk factors

Prior to making an investment decision, potential investors should evaluate the risk factors described in the Registration Document 2006, which is issued on the same date hereof. The Registration Document 2006 forms together with the Transaction Note and this Summary the Prospectus for the listing of the new Galapagos shares which have been, or may still be, issued in connection with the acquisition of Inpharmatica, the private placement of an amount of €31 million and the acquisition of ProSkelia. Each risk described in the Registration Document 2006 can have a negative impact on the Company, its operations, prospects, financial results and condition, which may have a negative impact on the share price of the Company. Investors may lose all or part of their investments as a result. Furthermore, the risks described are not the only risks the Company faces; there may be risks unknown to the Company at this time which could have a negative impact on Galapagos and its activities.

Galapagos operates in a quickly changing playing field, which leads to a number of risks beyond control of management. The risks include and are not limited to:

- Galapagos will need additional capital in the future to sufficiently fund its operations and research.
- There is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates.
- Galapagos might not be able to commercialise its drug candidates successfully if problems arise in the testing and approval process.
- If the relevant regulatory authorities do not approve products developed using Galapagos' technologies, Galapagos or its licensees will not be able to commercialise them, and it may not receive any royalty or other revenues.
- Galapagos' success is dependent on intellectual property rights held by it and third parties and its interest in such rights is complex and uncertain.
- The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future.
- The market price of Galapagos' shares may be subject to wide fluctuations in response to many factors.

Alternative Investment Market of the London Stock Exchange

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the official list of the United Kingdom Listing Authority.

A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.

Each AIM company is required pursuant to the AIM Rules for Companies to have a nominated adviser. The nominated adviser is required to make a declaration to the London Stock Exchange on admission in the form set out in Schedule Two to the AIM Rules for Nominated Advisors.

London Stock Exchange plc has not itself examined or approved the contents of this document.

Additional information

The Articles of Association of Galapagos NV are available on the company's website (http://www.glpg.com/investor/financial_reports.htm) and hard copies can be obtained upon simple request at the following address:
Galapagos NV
Attention: Investor Relations
Generaal De Wittelaan L11/A3
2800 Mechelen, Belgium
Phone +32-15-342-900
Fax +32-15-342-901
E-mail: ir@glpg.com

An electronic version of the Registration Document is available on the Galapagos website (http://www.glpg.com/investor/financial_reports.htm). Hard copies can be obtained upon simple request at the address mentioned above.

This Transaction Note and the Summary also are available on the Galapagos website (http://www.glpg.com/investor/financial_reports.htm). Hard copies can be obtained upon simple request at the address mentioned above.

Statutory auditor

Deloitte Bedrijfsrevisoren, a civil company incorporated under Belgian law having adopted the form of a cooperative company (coöperatieve vennootschap/ société coopérative), with registered office at Louizalaan 240, 1050 Brussels (Belgium), represented by Mr Gert Vanhees, was reappointed as Statutory Auditor of Galapagos for a term of three years at the Annual General Shareholders' Meeting held on 4 April 2006.

Other information

Legally required information for shareholders, financial information, press releases, and annual and interim reports are available to the public via the Galapagos website: www.glpg.com.

Selected financial information

The table below indicates the consolidated capitalization and debt of Galapagos NV as of 31 December 2006.

Thousands of €	**2006**
TOTAL EQUITY	**109,542**
Share capital	104,396
Share premium account	44,170
Translation differences	9
Accumulated losses	-39,034
TOTAL LIABILITIES	**58,104**
NON-CURRENT LIABILITIES	**28,826**
Pension liabilities	905
Provisions	22,089
Deferred tax liabilities	594
Finance lease liabilities	4,595
Other non-current liabilities	643
CURRENT LIABILITIES	**29,278**
Provisions	556
Financial lease liabilities	3,172
Other financial liabilities	
Trade and other payables	25,431
Current income tax payable	119
TOTAL LIABILITIES AND EQUITY	**167,646**

For further information, please refer to the Registration Document 2006.

Galápagos

GLPG 2006

INTERIM REPORT

INTERIM REPORT

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The Interim Report may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

LETTER TO OUR SHAREHOLDERS

Dear Shareholder:

In the first six months of 2006, Galapagos has continued to take steps towards becoming a major European biotechnology company. Following the IPO on Euronext and the acquisition of BioFocus through an all-share offer and listing on AIM last year, Galapagos has ensured that the service division is profitable in the first half of the year. The division remains on track to deliver 40-70% organic sales growth for the full year. Our combined broad product and technology offering enabled the Company to secure a target-to-clinic discovery alliance with GlaxoSmithKline in the area of osteoarthritis. The recent acquisition of the operating activities of DPI has greatly expanded our service division, giving us the critical mass to compete in the top tier of the drug discovery service sector. In 2006, Galapagos accelerated its therapeutic programs toward clinical development by expanding both the number and the activity of the products that are in the pipeline for bone and joint diseases. With these events and results, Galapagos is maturing into a leading European biotechnology player with a strong discovery pipeline in bone and joint diseases and a global drug discovery service division.

Acceleration of our therapeutic programs

We remained committed to grow our investments in R&D with the 47% increase to €4.0 million. This increased investment has enabled us to make significant strides in the progression of our therapeutic programs toward the clinic. In our rheumatoid arthritis program we validated late last year our target discovery platform by demonstrating Proof of Concept in mice. We went on to achieve a step change in the potency of our most advanced drug candidates, while our team also delivered promising additional rheumatoid arthritis drug candidates using the fast follower approach. A third rheumatoid arthritis target now has a compound series showing dual activity against cytokines as well as T-cell activation. In the osteoporosis program, a new biological model was developed to accelerate the analysis of bone development; the recently announced IWT grant for €1.8 million will fund development of more such models, both for osteoporosis and rheumatoid arthritis. Importantly, we remain on track to enter the clinical phase of research by 2008.

Growth of the service division

After completing the integration of BioFocus late last year, the division has now shown that it is delivering as expected by almost doubling revenues on a pro forma basis to €10.2 million, resulting in a segment profit of €2.4 million. The profitability is particularly satisfying given that the first half of the year has been traditionally a difficult part in the sales cycle of this sector, as is evidenced by the segment loss on a pro forma basis of €0.4 million for the same period last year. This 2006 performance is attributable to a number of factors, by no means least, the dedication and talent of our staff to deliver high quality on a consistent basis. Within the industry, this has been recognized by new, long-term contracts with Boehringer Ingelheim, Roche and Arthrogen. Such contracts both endorse the quality of our product offerings and give us long-term visibility for our order book.

Galapagos alliance with GSK in osteoarthritis

In June 2006, Galapagos and GlaxoSmithKline entered into a broad alliance to discover and develop novel drugs in osteoarthritis. In this multi-year, multi-program alliance, Galapagos will develop molecules based on proprietary targets and take these all the way through to clinical Proof of Concept (Phase IIA), with the option for GSK's CEEDD (Center of Excellence for External Drug Discovery) to further develop and market the resulting drugs. This alliance builds on Galapagos' internal target and drug discovery program in osteoarthritis and could result in €137 million in payments by GSK based on up-front fees, success dependent milestone payments and equity investments. Important for the long-term profitability of the Company, Galapagos will receive up to double-digit royalties on worldwide sales by any drug resulting from the alliance. Notably, this was the first European alliance for GSK's CEEDD and only its second since inception. The deal provides a strong validation of the Galapagos discovery engine and recognizes the value of its internal programs. With this deal, the total disclosed downstream milestones that Galapagos could benefit from have now grown to over €220 million.

Acquisition of DPI drug discovery operations
We successfully acquired the operating activities of Discovery Partners International to accelerate our penetration into the American and Japanese markets as well as to broaden our BioFocus product offerings. The outstanding scientific reputation of the DPI team and the strong, complementary customer base greatly strengthen the service business. In addition, it provides for a straightforward solution to support the additional capacity required by increasing customer demand and by the GSK alliance. This acquisition propels our service division into the top tier of our segment within the pharmaceutical industry.

The acquisition price of €4.3 million was very attractive in view of the expected benefits to Galapagos. Customers have responded favorably, and the integration process has got off to a good start. Given the formal closing of the transaction on 5 July 2006, there are no results, or acquisition costs, included in the interim financial statements. Post-acquisition, Galapagos is now a company with more than 330 employees, including 144 PhDs, and operations in Belgium, the Netherlands, UK, US, Germany, Switzerland, and Japan.

Company outlook in the second half of 2006
Based on the visibility in our revenue streams, we reiterate our full-year 2006 revenue guidance of €33 to €38 million, a 200 - 240% increase in annual consolidated sales of 2005.

We continue to move forward on the remaining strategic objectives for 2006:

- Proof of concept in an animal model for our osteoarthritis/osteoporosis therapeutic programs
- Integration of DPI operations
- Natural product revenues from Heidelberg division

and, when the right opportunity arises,

- Acquisition of technologies that further strengthen our service offering

In addition to our employees, we would like to thank you as a shareholder for your backing throughout this phase that not only has increased the size of the company but also profoundly changed its service offering and drug development. We remain confident that with your continued support, we will maintain Galapagos' growth rate.

Onno van de Stolpe
Chief Executive Officer

Raj Parekh
Chairman

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE

Thousands of €	2006	2005
Revenue	10,210	1,181
Income from government grants	763	1,021
Total revenues	**10,973**	**2,202**
Cost of sales	-5,758	-744
Gross profit	**5,215**	**1,458**
R&D Expenditure	-4,045	-2,788
General and administrative costs	-5,334	-1,905
Sales and marketing expenses	-951	-200
Integration costs	-106	
Operating loss	**-5,221**	**-3,435**
Finance costs/income	-344	27
Loss before tax	**-5,565**	**-3,408**
Taxes	61	11
NET LOSS FOR THE PERIOD	**-5,504**	**-3,397**
Basic and diluted loss per share	-0.42	-0.51

CONSOLIDATED BALANCE SHEET AT 30 JUNE 2006 AND 31 DECEMBER 2005

ASSETS

Thousands of €	2006	2005
NON-CURRENT ASSETS	**44,611**	**45,018**
Goodwill	29,112	29,481
Intangible Assets	4,578	4,869
Property plant and equipment	9,939	9,399
Available for sale financial assets	982	978
Trade and other receivables		291
CURRENT ASSETS	**29,778**	**36,545**
Inventories	4,045	3,142
Trade and other Receivables	5,729	9,786
Cash and cash equivalents	20,004	23,617
TOTAL ASSETS	**74,389**	**81,563**

EQUITY AND LIABILITIES

Thousands of €	2006	2005
CURRENT LIABILITIES	**12,305**	**14,065**
Trade and other payables	9,711	9,568
Financial liabilities		394
Obligations under finance lease	2,000	2,967
Payroll and tax liabilities	594	1,136
NON CURRENT LIABILITIES	**6,286**	**6,362**
Obligations under finance lease	4,675	4,606
Trade and other payables	63	214
Deferred tax liabilities	1,548	1,542
TOTAL LIABILITIES	**18,591**	**20,427**
EQUITY	**55,798**	**61,136**
Capital and reserves	68,473	69,051
Share premium account	20,560	19,816
Accumulated losses	-33,235	-27,731
TOTAL EQUITY AND LIABILITIES	**74,389**	**81,563**

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX MONTHS ENDED 30 JUNE

Thousands of €	2006	2005
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**23,617**	**10,274**
Cash used in operations	**-1,492**	**-3,114**
Interest paid	-370	-75
Income taxes received	134	
NET CASH USED IN OPERATING ACTIVITIES	**-1,728**	**-3,189**
Purchase of property, plant and equipment	-774	-402
Purchase of and expenditure in intangible assets		-32
Interest received and other financial income	50	103
NET CASH USED IN INVESTING ACTIVITIES	**-724**	**-331**
Repayment of obligations under finance lease	-1,569	-53
Proceeds of capital increase, net of issue cost	408	20,826
NET CASH USED IN FINANCING ACTIVITIES	**-1161**	**20,773**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	**-3,613**	**17,253**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**20,004**	**27,527**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

Thousands of €	Number of shares	Share capital	Share premium	Other capital	Retained earnings	Total
Balance on 1 January 2005 (after 4:1 reverse split)	**5,938,554**	**32,369**		**-812**	**-21,190**	**10,367**
Capital increase	3,261,441	17,677	4,877			22,554
Cost of capital increase				-1,962		-1,962
Share based compensation				117		117
Net loss of the period					-3,397	-3,397
Balance on 30 June 2005	**9,199,965**	**50,046**	**4,877**	**-2,657**	**-24,587**	**27,679**
BioFocus acquisition	3,474,157	18,934	14,939			33,873
Unissued shares for BioFocus				2,610		2,610
Share based compensation				118		118
Net loss of the period					-3,144	-3,144
Balance on 31 December 2005	**12,674,122**	**68,980**	**19,816**	**71**	**-27,731**	**61,136**
Capital increase	376,621	1,904	744			2,648
Share based compensation				202		202
Foreign exchange translation				-74		-74
Unissued shares for BioFocus				-2,610		-2,610
Net loss of the period					-5,504	-5,504
Balance on 30 June 2006	**13,050,743**	**70,884**	**20,560**	**-2,411**	**-33,235**	**55,798**

SEGMENT REPORTING FOR THE SIX MONTHS ENDED 30 JUNE

2006

Thousands of €	Drug Discovery	BioFocus	Inter-segment eliminations	Total
Revenue	119	11,561	-1,470	10,210
Income from government grants	687	76		763
Total revenues	**806**	**11,637**	**-1,470**	**10,973**
Segment result	**-5,192**	**2,404**		**-2,788**
Unallocated G&A				-2,327
Integration costs				-106
Operating loss				**-5,221**
Finance cost				-344
Loss before taxes				**-5,565**
Taxes				61
NET LOSS FOR THE PERIOD				**-5,504**

2005

Thousands of €	Drug Discovery	BioFocus	Inter-segment eliminations	Total
Revenue		1,181		1,181
Income from government grants	1,021			1,021
Total revenues	**1,021**	**1,181**		**2,202**
Segment result	**-2,085**	**-400**		**-2,485**
Unallocated G&A				-950
Operating loss				**-3,435**
Finance cost				27
Loss before taxes				**-3,408**
Taxes				-11
NET LOSS FOR THE PERIOD				**-3,397**

In 2005 the service division traded under the name of Galadeno until BioFocus plc was acquired on 17 October 2005. Thereafter the service division traded under the name of BioFocus.

EXPLANATORY NOTES FOR GALAPAGOS' SIX MONTHS RESULTS ENDED 30 JUNE

Accounting policies

The accounting policies and methods of computation in the interim financial statements are consistent with the most recent annual financial statements.

Business segments

For management purposes, the Group is divided into two operating divisions: Drug Discovery and BioFocus. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Drug Discovery

Internal drug discovery programs focused on finding new drugs against diseases that affect the joints and bones. The division has successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis, as well as in asthma and Alzheimer's disease. Proprietary target sets resulting from these programs are used for the group's internal development programs, combined with selected out-licensing and partnering of projects during development.

BioFocus

The division provides discovery services to the pharmaceutical sector as well as the Drug Discovery division of Galapagos and is a supplier of tools and reagents for use in target and drug discovery. The Group has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with human gene sequences to knock-down or knock-in specific human proteins in disease-mimicking cellular assays. This technology enables an efficient analysis of the function of individual human proteins in disease processes. The Group previously provided access to this platform through the services business unit Galadeno, but after the acquisition of BioFocus has used the BioFocus trade name. In addition BioFocus has a range of focused collections of small molecules that are marketed under the SoftFocus® and Thematic Analysis™ trade names. BioFocus provides biology and medicinal chemistry services to accelerate the customer programs toward the clinic. In doing so it has formed numerous partnerships with leading pharmaceutical, nutraceutical and biotechnology companies.

On 5 July 2006 Galapagos acquired the operational activities of DPI as part of its strategy to become a worldwide leader in drug discovery services, ranging from target discovery to the delivery of candidate drugs. The acquired operations include DPI's drug discovery services sites San Diego and South San Francisco (USA), Basel (Switzerland) and Heidelberg (Germany) as well as DPI's Japanese sales office in Tokyo. These operations strengthen and broaden the BioFocus product offering and global presence. The acquisition also provides Galapagos with additional capacity to deliver on its drug discovery and development alliance in osteoarthritis with GlaxoSmithKline, announced in June 2006. From July 2005 the service division will trade under the name of BioFocus DPI.

Details of half-year 2006 financial results

Revenue
Galapagos' revenues for the first half of 2006 amounted to €11.0 M compared to €2.2 M recorded in the same period of 2005. This is directly attributable to the acquisition of BioFocus plc which was wholly owned from October 2005 and therefore is fully reflected in the first half of 2006, but not in the consolidated results of the first half of 2005.

Results
The net loss for the first half-year of 2006 was €5.5 M, compared to the loss of €3.4 M for the first six months of 2005.

Total research and development expenses in the first half-year of 2006 were €4.0 M compared to €2.8 M in the same period of 2005.

General and administrative expenses were €5.3 M in the first half of 2006 compared to €1.9 M in the first six months of 2005. Again, this is directly attributable to the acquisition of BioFocus plc which was wholly owned from October 2005 and therefore is fully reflected in the first half of 2006, but not in the consolidated results of the first half of 2005.

Cash flow and cash position
A net decrease of €3.6 M in cash and cash equivalents was recorded during the first half of 2006. The cash used in operations was €1.7 M, as compared to €3.2 M during the same period in 2005. Galapagos' cash and cash equivalents amounted to €20.0 M on 30 June 2006.

PROFORMA STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED 30 JUNE

BioFocus plc, a listed company based in the United Kingdom was acquired on 17 October 2005. The interim financial statements for the six months ended 30 June 2005 therefore exclude the operating activities for BioFocus plc. Although not formally part of the interim financial statements, the following information is provided for illustration purposes, showing the results of the group had the combination occurred at the beginning of 2005.

Thousands of €	**2006**	**2005**	**Variance**	**Growth**
Revenue	10,210	5,156	5,054	98%
Income from government grants	763	1,021	-258	-25%
Total revenues	**10,973**	**6,177**	4,796	78%
Cost of sales	-5,758	-4,883	-875	18%
Gross profit	**5,215**	**1,294**	3,921	303%
R&D expenses	-4,045	-2,743	-1,302	47%
General and administrative expenses	-5,334	-5,500	166	-3%
Sales and marketing	-951	-1,034	83	-8%
Integration costs	-106			
Operating loss	**-5,221**	**-7,983**	2,762	-35%
Finance cost	-344	-129	-215	166%
Loss before taxes	**-5,565**	**-8,112**	2,547	-31%

STOCK INFORMATION

Listings

Euronext Brussels	GLPG
Euronext Amsterdam	GLPGA
London Stock Exchange AiM	GLPG

Development of Share Price


Galapagos
ING Euro Biotech Index
12
11
10
9
8
7
6
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06

Financial Calendar 2006

Annual Results 2006	2 March, 2007
Annual Shareholder Meeting	3 April, 2007

CORPORATE INFORMATION

Registered office
Galapagos NV has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Business number
Galapagos NV is registered with the Register of Legal Entities ("Rechtspersonenregisters") under business number 0466.460.429. Galapagos is registered in Mechelen, Belgium.

Legal form
Galapagos NV is a limited liability company ("naamloze vennootschap") incorporated under Belgian law. It has the capacity of a company that has called upon and calls upon public savings. Galapagos NV is incorporated for an unlimited duration.

Financial year
The financial year starts on 1 January and ends on 31 December.

Group structure
Galapagos NV holds all outstanding shares of:

- Galapagos Genomics BV, a company incorporated under the laws of the Netherlands, with registered office at Archimedesweg 4, 2333 CN Leiden, The Netherlands, and
- BioFocus plc, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom, and
- DPI AG, a company incorporated under the laws of Switzerland with registered offices at Gewererbestrasse16, CH-4123 Allschwil Switzerland.

Statutory Auditor
Deloitte Bedrijfsrevisoren
Louizalaan 240
1050 Brussels, Belgium

Availability of the Interim Report
This document is available to the public free of charge and upon request:
Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
B-2800 Mechelen, Belgium
Tel: +32 15 34 29 00
ir@glpg.com

For informational purposes, an electronic version of the Interim Report 2006 is available on the website of Galapagos, www.glpg.com.

Only the printed version of the Interim Report 2006 is legally valid. Galapagos will use reasonable efforts to ensure the accuracy of the electronic version of the Interim Report, but does not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Other information on the website of Galapagos or on other websites do not form a part of this Interim Report.

Galápagos

GLPG
2005

ANNUAL REPORT

ANNUAL REPORT

AUDITED NON-CONSOLIDATED FINANCIALS

GALAPAGOS ANNUAL REPORT 2005
AUDITED NON-CONSOLIDATED FINANCIALS

This document, Galapagos' Annual Report 2005, Audited Non-consolidated Financials, contains the required information for the non-consolidated section of an annual brochure, as per the Belgian Code of Companies.

LANGUAGE OF THE ANNUAL REPORT

According to Belgian law, Galapagos must publish its Annual Report in Dutch. The Company has also prepared an English translation. In case of differences in interpretation, the Dutch version takes precedence. Galapagos is responsible for the translation and conformity between the Dutch and English versions.

AVAILABILITY OF THE ANNUAL REPORT

This document is available to the public free of charge and upon request:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
B-2800 Mechelen, Belgium
Tel: +32 15 34 29 00
ir@glpg.com

For informational purposes, an electronic version of the Annual Report 2005 is available on the website of Galapagos, www.glpg.com.

Only the printed version of the Annual Report 2005 is legally valid. Galapagos will use reasonable efforts to ensure the accuracy of the electronic version of the Annual Report, but does not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Other information on the website of Galapagos or on other websites do not form a part of this Annual Report.

FORWARD-LOOKING STATEMENTS

The Annual Report 2005 may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

TABLE OF CONTENTS

GALAPAGOS NV – AUDITED NON-CONSOLIDATED 2005 ANNUAL FINANCIALS

BOARD OF DIRECTORS' REPORT TO THE SHAREHOLDERS

Ladies and gentlemen,
Dear shareholders,

We hereby have the pleasure of presenting to you our report relating to Galapagos NV's non-consolidated results during the financial year that ended on December 31, 2005.

Overview of Development, Result and Position of the Company

Galapagos NV's operating income in 2005 amounted to € 3,262,664, compared to € 6,682,701 in 2004, a decrease that is mainly the result of a decrease in license income. Income from sales amounted to € 2,569,487 and includes revenues from contract production (CPU), sale of viral libraries, income from research and development agreements (FTEs) and fees for access to our viral libraries. The other operating income amounts to € 693,177, of which € 657,478 relates to grants we received for our R&D projects.

Our operating costs of 2005 amounted to € 15,765,309, compared to € 9,884,487 in 2004. Purchases of raw materials and consumables decreased to € 945,084 compared to € 1,196,289 in 2004. Services and other goods increased to € 10.509.595 compared to € 3,840,883 in 2004, mainly as a result of the costs incurred in connection with the capital increases as a result of the IPO in May 2005 and the acquisition of BioFocus plc in the second half of 2005. Personnel costs in 2005 amounted to € 3,593,036, which is about the same as in 2004. Depreciation amounted to € 488,034 compared to € 1,217,078 in 2004; this decrease is due to a correction in accounting treatment in 2004. The other operational costs increased to € 229,559 and consist almost entirely of the stamp duties due in connection with the acquisition of the share capital of BioFocus plc.

Galapagos NV's 2005 financial income amounted to € 335,031 and comprised € 257,094 interests from bank deposits and € 77,937 of currency exchange gains.

Our 2005 financial costs amounted to € 165,986. They consisted mainly of interest costs from the lease of the Mechelen biology laboratories of up to € 142,207 and currency exchange rate losses of up to € 16,793.

The company's extraordinary income of 2005 amounted to € 906 resulting from gain on disposal of fixed assets compared to € 4,000 in 2004.

Investments in 2005 totaled € 907,251. They consisted of € 7,323 for investments in intangible assets (software licenses) and € 899,928 for investments in tangible fixed assets, of which € 393,858 relates to laboratory equipment and hardware and € 501,460 relates to assets under construction (including the chemistry labs).

Galapagos NV's cash position at the end of 2005 amounted to € 19,455,602, largely attributable to the cash proceeds arising from the IPO of May 2005.

The non-consolidated annual accounts of Galapagos NV that we submit for your approval are established in accordance with Belgian accounting rules as well as the legal and statutory requirements. They show a negative result. The financial year 2005 closed with a loss of € 12,332,694. The company intends to carry over this result to the following financial year.

Typically for a biotechnology group, the Company is confronted with a number of risks and uncertainties, such as the fact that: (i) Galapagos will need additional capital in the future to sufficiently fund its operations and research; (ii) there is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates; (iii) Galapagos might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process; (iv) most of Galapagos' expected future revenues are contingent upon collaborative and license agreements; (v) Galapagos' success is dependent on intellectual property rights held by it and third parties and it's interest in such rights is complex and uncertain.

In 2005, the Company has not made use of financial instruments (e.g. hedging).

The Company continued to hold the necessary permits for its exploitation, and environmental rules were carefully respected.

On the level of staffing, the Company's core team including the biologists has remained stable and we have been successful in attracting a group of chemists with industry experience. The number of staff with Galapagos NV has increased from 46 at the end of 2004 to 56 at the end of 2005 (of which 54 have an employment agreement).

Activities in the area of research and development

Expenditures in research and development amounted to € 5,273,631 in 2005.

These expenditures relate to our biology and chemistry activities for our internal projects as well as to activities in research collaborations with third parties.

Our 2005 research and development activities show three highlights which demonstrate the significant progress we made in the transition from target discovery programs to higher value drug discovery programs. First, we completed validation of a number of disease modifying targets in our three core therapeutic R&D areas: rheumatoid arthritis, osteoarthritis and osteoporosis; these validated targets will contribute to feeding our internal drug discovery pipeline. Second, we strengthened our project portfolio across these disease areas by optimizing our chemical series against a number of our proprietary targets; such compounds were generated by the in-house chemistry capability that we established in 2005. Third, in two of our rheumatoid arthritis projects we demonstrated proof of principle in a mouse model, and one of the lead compounds showed Proof of Concept in a mouse model.

2005 also showed good progress in our research collaboration with Wyeth.

As of 2005, the R&D service activities performed by Galapagos NV for third parties (pharmaceutical companies) have been materially reduced. Such activities are now performed by our affiliate in Leiden (The Netherlands) and by BioFocus, our newly acquired affiliate in Saffron Walden (U.K.).

Capital increases and issue of shares

On 1 January 2005, the share capital of Galapagos NV was € 32,368,706 represented by 23,754,226 shares (before the 1:4 reverse share split).

On 29 March 2005, the Extraordinary General Meeting of shareholders ("EGM") decided to increase the capital of the Company by means of a public offer to private and institutional investors to subscribe to new shares of the company for a maximum amount of € 35,000,000. This EGM also proceeded, subject to the realization of the company's initial public offering ("IPO"), *i.a.* to: (i) have the Company take the capacity of a company that calls or has called for public savings as per article 438, 2° of the Code of Companies; (ii) decrease the threshold for transparency declarations as per the law of 2 March 1989 from five to three percent and all multiples of three and five percent; (iii) a 1:4 reverse share split after which the share capital of the company remained the same (€ 32,368,706.00) but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse share split; (iv) abolish the different classes of shares; consequently the entire share capital of the company is represented one category of shares; (vi) record that the exercise term of the anti-dilution warrants issued in 2002 was to expire in case of an IPO of the company; (vii) create the Warrant Plan 2005 for employees, directors and consultants, under which a minimum of 125,000 warrants were created and the maximum to be determined in accordance with the result of the IPO but not exceeding 500,000.

The same EGM also decided to change the name of the Company from "Galapagos Genomics" into "Galapagos".

On 10 May 2005, the Board of Directors established that the conditions for a successful IPO had been met and subsequently established, *i.a.*, (i) the realization of a capital increase with € 15,573,143 and the issue of 2,857,142 new shares; (ii) the exercise of 338,696 warrants resulting in a subsequent capital increase with
€ 390,010.16 and the issue of an additional 84,674 new shares; (iii) the creation of 467,421 new warrants within the framework of the Warrant Plan 2005; and (iv) the issue of 963,303 new warrants within the framework of the IPO Managers' over-allotment option.

On 8 June 2005, the Board of Directors established the capital increase pursuant to the exercise of 289,795 warrants granted within the framework of the IPO Managers' over-allotment option resulting in a capital increase of € 1,577,354.

On 19 September 2005, the Board of Directors resolved to make a recommended all share offer for the entire issued and to be issued share capital of BioFocus plc of Saffron Walden, U.K., whereby Galapagos offered 0.225 Galapagos shares for each BioFocus share. The offer was made on 21 September 2005 and it was declared unconditional as to acceptances on 12 October 2005 when valid acceptances for 76.9% of the issued share capital of BioFocus had been received. As of 17 October 2005, the Company's shares are also traded on the Alternative Investment Market (AiM) of the London Stock Exchange. On 26 October 2005 valid acceptances of the offer had been received for up to 92.6% of the BioFocus share capital; consequently, on 8 November 2005, the Board of Directors resolved to start the compulsory acquisition procedure for the BioFocus shares that were then not yet owned by Galapagos; this procedure was closed on 29 December 2005. In connection with the acquisition of BioFocus, the following increases of the share capital of Galapagos NV took place: (i) on 17 October 2005, the share capital was increased with € 15,392,456.80 and 2,824,304 new shares were issued; (ii) on 20 October 2005, the share capital was increased with
€ 1,205,234.80 and 221,144 new shares were issued; (iii) on 24 October 2005, the share capital was increased with € 160,404.40 and 29,432 new shares were issued; (iv) on 27 October 2005, the share capital was increased with € 1,765,859.95 and 324,011 new shares were issued; (v) on 30 November 2005, the share capital was increased with € 410,199.70 and 75,266 new shares were issued; and finally

(vi) on 9 January 2006, following the end of the compulsory acquisition procedure, the share capital was increased with € 1,496,891.55 and 274,659 new shares were issued.

On 30 November 2005, a total of 119,200 warrants were exercised by employees, *i.e.* 19,200 warrants under the Warrant Plan 1999 Belgium and 100,000 warrants under the Warrant Plan 2002 The Netherlands, resulting in a capital increase of € 136,200 and the issue of 29,800 new shares.

At 31 December 2005 the share capital of Galapagos NV amounted to € 68,979,569 and was represented by 12,674,122 shares without nominal value.

Information concerning the company's subsidiaries

Galapagos NV owns 100% of the shares of Galapagos Genomics BV, a company incorporated under the laws of the Netherlands, with offices at Archimedesweg 4, 2333 CN Leiden (The Netherlands). There have been no changes in this shareholding in 2005.

In 2005, Galapagos NV agreed to acquire 100% of the share capital of BioFocus plc by means of a recommended public offer that was concluded with a compulsory acquisition procedure that ended on 29 December 2005. The decision of the Board of Directors to proceed with this acquisition was taken after internal analyses and was supported by the analyses presented by two investment banks (Kempen & Co and ING Corporate Finance).

Conflicting interests of directors

The Board of Directors of 10 March 2005 decided to grant a salary increase of 8% to the CEO and the VP Business Development subject to a successful IPO, and the Board of Directors of 8 June 2005 decided to grant a bonus to the CEO of €100,000. As these decisions of the Board of Directors were made without taking into account the application of article 523 of the Belgian Code of Companies, the Board of Directors of 19 October 2005 has decided to submit these decisions for ratification to an Extraordinary General Meeting of Shareholders ("EGM"). The EGM of 6 January 2006 has ratified said decisions. The Board of Directors of 8 June 2005 also decided to call for an EGM to decide on a grant of 125,000 warrants to the CEO; this grant was decided and approved by the EGM of 4 July 2005.

The Board of Directors of 29 March 2005 in view of the IPO, decided, *i.a.*, to subscribe an improved director's liability insurance, including a public offering of securities liability insurance, and to conclude guarantee agreements between the Company and each of the members of its Board of Directors and Executive Committee. This Board decision was taken in compliance with the terms of Article 523 of the Belgian Code of Companies.

The Board of Directors of 19 October 2005 decided to approve a consultancy agreement at normal market terms between Galapagos NV and Parekh Enterprises Limited, a company controlled by Dr Raj Parekh, Chairman of Galapagos. In application of article 523 of the Belgian Code of Companies the Board of Directors has noted the following: "Dr Raj Parekh has informed the Board of Directors of a conflict of interest, concerning the proposed approval of the consultancy agreement between Galapagos NV and Parekh Enterprises Ltd. The Board has taken note of the recommendation given by the Remuneration Committee of 7 and 14 September 2005 to approve the proposed consultancy agreement, under which Parekh Enterprises will provide consultancy services to Galapagos against a monthly retainer of GB£ 4,166. The Board decides to approve the consultancy agreement, as it will permit the company to

continue to use Parekh Enterprises' international expertise in the biotechnology sector. The Board notes that the financial conditions of said consultancy agreement do not deviate from what is common practice in the biotechnology sector and that the cost entailed by said contract does not impact on the company's financial situation. Mr Parekh has not participated in the deliberation and the vote."

The Board of Directors of 14 December 2005 decided to approve a bonus of € 40,000 to Mr Onno van de Stolpe, CEO. In application of article 523 of the Belgian Code of Companies the Board of Directors has noted the following: "The Chairman declares that Mr Onno van de Stolpe has informed the Board of Directors of a conflict of interest, concerning the proposed award of a bonus to him. It has been explained to the Board that the award of the bonus is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by Mr Van de Stolpe in 2005. The award of the bonus will have no impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed bonus is justified and reasonable. Mr Van de Stolpe has not taken part in the deliberation and the vote concerning this decision."

Exceptional activities of the statutory auditor

During the financial year 2005, the statutory auditor delivered reports and gave advice relating to fiscal matters, and to major projects as the IPO and the acquisition of BioFocus. The total remuneration paid to the statutory auditor for such services amounted to € 592,411 (ex VAT). The Board of Directors is of the opinion that these ad hoc activities will not influence the opinion of the statutory auditor in the performance of its statutory duties.

Significant events that took place after the end of the financial year

On 6 January 2006, an Extraordinary General Meeting of shareholders ("EGM") was held to deliberate and decide on the following matters: (i) renewal of the powers given to the Board of Directors to increase the share capital of the Company and to amend the provisions in the articles of association of the Company that relate to the authorized capital; (ii) appointment of Dr David Stone and Mr Geoff McMillan as directors of the company and grant of warrants to Dr Stone and Mr McMillan; (iii) ratification of the decisions of the board of directors of 10 March 2005 granting a salary increase to the CEO and the VP Business Development subject to a successful IPO, and of the decision of the board of directors of 8 June 2005 granting a bonus to the CEO. The EGM approved all the resolutions submitted.

On 9 January 2006, following the end of the compulsory acquisition procedure on 29 December 2005 relating to the BioFocus acquisition, the Board of Directors increased the share capital of the company with
€ 1,496,891.55 and consequently issued 274,659 new shares, hence bringing the share capital of the Company up to € 70,476,460.54 and the number of outstanding shares up to 12,948,781.

On 1 February 2006, Mr David Smith was appointed Chief Financial Officer of the Galapagos Group.

On 3 February 2006, the Board of Directors using the authorized capital created a Warrant Plan 2006 Belgium/The Netherlands under which 350,000 new warrants were created substantially for Galapagos' employees in Belgium and The Netherlands and in secondary order for employees of its other subsidiaries, its directors and consultants.

Going concern and accounting standards

As the balance sheet of the company shows a loss carry-over and the profit and loss account shows a loss during two consecutive financial years, the Board has examined the accounting standards and is of the opinion that the accounting standards can be applied under the assumption of continuity. Taking into account the solid cash position and the favorable developments of the company's own drug discovery activities and its subsidiaries' service activities, the Board is of the opinion that it can submit the annual accounts in view of continuity. The Board is also of the opinion that additional financing could be obtained, if required.

Whilst Galapagos NV's cash position is sufficient for the Company's immediate and short term needs, the Board points out that if the R&D activities continue to go well, the Company may need to seek additional funding to support the continuing development of its pipeline. It can be expected that because of these increasing expenditures and resulting losses the net assets of the Company, without further cash injection, will again fall below half of the share capital within the next 2 years. If and when this happens, the procedure according to article 633 of the Belgian Code of Companies will require the Board to draw up a report to be submitted to the Shareholders Meeting to decide upon the continuation or cessation of activities.

Relationship with important shareholders

Galapagos NV has no knowledge of the existence of any shareholders agreements between Galapagos' shareholders, except for the lock-up agreement among the pre-IPO shareholders whereby they will consult each other and those willing to sell will act together should the IPO-managers (KBC Securities and Kempen & Co together) consent to a sale of shares prior to the end of the two year lock-up period that started at the IPO of 10 May 2005.

Corporate Governance

On 29 March 2005, the Board of Directors approved the Company's Corporate Governance Charter. This charter is in addition to the corporate governance provisions included in the Belgian Code of Companies and in the Company's articles of association. The corporate governance rules aim at achieving an efficient management and an appropriate control of the Company.

The Company's Corporate Governance Charter includes the following specific rules and charters:

- Charter of the Board of Directors;
- Charter of the Audit Committee;
- Charter of the Nomination- and Remuneration Committee;
- Charter of the Executive Committee;
- Policy for transactions between the Company and its directors and executive managers;
- Protocols to avoid insider trading, relating to both the Belgian and the Dutch rules.

The Board of Directors expressed its opinion that clear understandings relating to corporate governance contribute to long-term value creation and to a workable equilibrium between the entrepreneurship on the one hand and the control functions of the management organisms on the other hand. The Board of Directors has set as an objective that the principles of the Belgian Corporate Governance Code (the so-called "Lippens-Code") be respected as scrupulously as possible. However, the Board of Directors also determined that it is permissible not to comply with certain corporate governance principles when the

specific circumstances in which the Company operates are taken into account. In such cases, it shall apply the principle of "comply or explain".

For more detailed information on how the company applies the principles of Corporate Governance, we refer to the specific chapter on this subject matter in Galapagos' Annual Report 2005.

The Board of Directors thanks you for the confidence you show in Galapagos.

The Board of Directors will submit to you proposals of resolutions to approve the annual accounts for the financial year 2005, and to discharge the directors that were in office in 2005 and the Statutory Auditor, for the exercise of their mandate during the financial year that ended on 31 December 2005.

Mechelen, 3 March 2006.

On behalf of the Board of Directors,

Onno van de Stolpe CEO	Raj Parekh Chairman

REPORT OF THE INDEPENDENT AUDITORS

GALAPAGOS NV

STATUTORY AUDITOR'S REPORT FOR THE YEAR
ENDED 31 DECEMBER 2005 TO THE SHAREHOLDERS' MEETING

To the Shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us.

We have examined the financial statements of Galapagos NV for the year ended 31 December 2005, prepared in accordance with the legal and regulatory requirements applicable in Belgium, which show total assets of EUR 55.256 (000) and a loss for the year of EUR 12.333 (000). We have also performed those specific additional audit procedures required by the Companies Code.

The Board of Directors of the company is responsible for the preparation of the financial statements and the directors'report, for the assessment of the information that should be included in the directors'report, and the company's compliance with the requirements of the Companies Code and its articles of association.

Our audit of the financial statements was conducted in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren".

Unqualified audit opinion on the financial statements

The forementioned auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In accordance with these standards we have taken into account the administrative and accounting organization of the company as well as its internal control processes. The responsible officers of the company have replied clearly to all our requests for explanations and information. We have examined, on a test basis, the evidence supporting the amounts included in the financial statements. We have assessed the basis of the accounting policies used, the significant accounting estimates made by the company and the presentation of the financial statements, taken as a whole. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking account of the legal and regulatory requirements applicable in Belgium, the financial statements as of 31 December 2005 give a true and fair view of the company's assets, liabilities, financial position and results.

Additional attestations and information

We supplement our report with the following attestations and information which do not change the scope of our audit opinion on the financial statements:

- The directors'report includes the information required by law and is in agreement with the financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the company, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium.

- No transactions have been undertaken or decisions taken in violation of the company's articles or the Companies Code such as we would be obliged to report to you. The appropriation of the results proposed to the General Meeting is in accordance with the requirements of the law and the company's articles.

- In accordance with article 523 of the Companies Code, we are required to report on the following operations which have taken place since your last Annual General Meeting:

  The Board of Directors of 10 March 2005 decided to grant a salary increase of 8% to the CEO and the VP Business Development subject to a successful IPO, and the Board of Directors of 8 June 2005 decided to grant a bonus to the CEO of €100,000. As these decisions of the Board of Directors were made without taking into account the application of article 523 of the Belgian Code of Companies, the Board of Directors of 19 October 2005 has decided to submit these decisions for ratification to an Extraordinary General Meeting of Shareholders ("EGM"). The EGM of 6 January 2006 has ratified said decisions. The Board of Directors of 8 June 2005 also decided to call for an EGM to decide on a grant of 125,000 warrants to the CEO; this grant was decided and approved by the EGM of 4 July 2005.

  The Board of Directors of 29 March 2005 in view of the IPO, decided, i.a., to subscribe an improved director's liability insurance, including a public offering of securities liability insurance, and to conclude guarantee agreements between the Company and each of the members of its Board of Directors and Executive Committee. This Board decision was taken in compliance with the terms of Article 523 of the Belgian Code of Companies.

  The Board of Directors of 19 October 2005 decided to approve a consultancy agreement at normal market terms between Galapagos NV and Parekh Enterprises Limited, a company controlled by Dr Raj Parekh, Chairman of Galapagos. In application of article 523 of the Belgian Code of Companies the Board of Directors has noted the following: "Dr Raj Parekh has informed the Board of Directors of a conflict of interest, concerning the proposed approval of the consultancy agreement between Galapagos NV and Parekh Enterprises Ltd. The Board has taken note of the recommendation given by the Remuneration Committee of 7 and 14 September 2005 to approve the proposed consultancy agreement, under which Parekh Enterprises will provide consultancy services to Galapagos against a monthly retainer of GB£ 4,166. The Board decides to

approve the consultancy agreement, as it will permit the company to continue to use Parekh Enterprises' international expertise in the biotechnology sector. The Board notes that the financial conditions of said consultancy agreement do not deviate from what is common practice in the biotechnology sector and that the cost entailed by said contract does not impact on the company's financial situation. Mr Parekh has not participated in the deliberation and the vote."

The Board of Directors of 14 December 2005 decided to approve a bonus of € 40,000 to Mr Onno van de Stolpe, CEO. In application of article 523 of the Belgian Code of Companies the Board of Directors has noted the following: "The Chairman declares that Mr Onno van de Stolpe has informed the Board of Directors of a conflict of interest, concerning the proposed award of a bonus to him. It has been explained to the Board that the award of the bonus is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by Mr Van de Stolpe in 2005. The award of the bonus will have no impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed bonus is justified and reasonable. Mr Van de Stolpe has not taken part in the deliberation and the vote concerning this decision."

6 March 2006

The Statutory Auditor

DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Gert Vanhees

DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Geert Verstraeten

AUDITED 2005 NON-CONSOLIDATED FINANCIAL STATEMENTS

GALAPAGOS NV ABRIDGED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER

ASSETS

Thousands of €	2005	2004
NON-CURRENT ASSETS	**30,735**	**2,153**
Intangible assets	10	41
Property Plant and Equipment	2,356	2,092
Financial Fixed Assets	28,369	20
CURRENT ASSETS	**23,375**	**12,125**
Inventories	143	98
Trade and Other Receivables	4,922	2,888
Cash and Cash Equivalents	19,456	9,139
TOTAL ASSETS	**54,110**	**14,278**

EQUITY AND LIABILITIES

Thousands of €	2005	2004
Current liabilities	**5,050**	**2,958**
Trade and other payables	4,200	2,239
Obligations under finance lease	115	106
Payroll and tax liabilities	735	613
Non-current liabilities	**1,728**	**1,413**
Obligations under finance lease	1,728	1,413
LIABILITIES	**6,778**	**4,371**
EQUITY	**47,332**	**9,907**
Capital and reserves	68,980	32,369
Share premium account	14,293	
Accumulated loss	-34,795	-22,462
TOTAL EQUITY AND LIABILITIES	**54,110**	**14,278**

GALAPAGOS NV ABRIDGED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER

Thousands of €/ as at 31 December	2005	2004
Turnover	2,570	5,380
Other operating income	693	1,303
Operating income	***3,263***	***6,683***
Raw materials, consumables and goods for resale	-945	-1,196
Services and other goods	-10,510	-3,841
Remuneration, social security costs and pensions	-3,593	-3,594
Depreciation of and other amounts written off	-488	-1,217
Other operation charges	-230	-37
Operating loss	***-12,503***	***-3,202***
Investment revenues	335	183
Finance income/ (cost)	-166	-627
Loss on ordinary activities before taxes	***-12,334***	***-3,645***
Extraordinary income	1	3
Loss before taxes	***-12,333***	***-3,642***
Taxes		
LOSS FOR THE YEAR	**-12,333**	**-3,642**
Loss brought forward	-22,462	-18,820
Loss to be carried forward	**-34,795**	**-22,462**

GENERAL INFORMATION

Summary of significant accounting policies:

1. Research and development

The company incurs significant research and development expenses. Although the Belgian accounting legislation allows certain research and development expenses to be capitalized, the Company has opted to expense all its research and development costs even if they would (partly) comply with the conditions for capitalization.

2. Fixed assets

a) Licenses and know how
The Company acquired a significant portion of licenses and know how from its shareholders Tibotec-Virco NV and Crucell in 2000 through a quasi contribution. These license agreements were substituted and renewed on the occasion of the private placement in March 2003. Such licenses and know how are amortized over 5 years on a straight-line basis. The remaining part of the license relates to acquired software licenses which are amortized over a period of 3 years on a straight-line basis.

b) Cost of IPO-capital increase and BioFocus acquisition
The costs of the IPO-capital increase and the BioFocus acquisition have been included as operating expenses in the income statement for an amount of € 3,891,000.

c) Property, plant and equipment
Property, plant and equipment are recorded at costs. Depreciation is provided on a straight-line basis over the useful economic lives of the assets involved as follows:

- Lab equipment: 5 years
- IT hardware: 3 years
- Furniture and vehicles: 5 years
- Assets under finance lease: 14 years

The assets under finance lease comprise the machinery and laboratory equipment as well as the leasehold improvements. The net book value of the assets is € 1,177,000 on 31 December 2005. The debt toward the leasing company amounts to € 1,298,000 on the long term and € 115,000 on the short term.

In 2005 a new lease was finalized, for which a total of € 430,000 in investments were recorded by the end of 2005.

3. Trade receivables

Trade receivables are recorded at nominal value. When collection becomes doubtful, bad debt provisions are set up.

4. Revenue

The Company generates revenues from the sale of products, providing contract research and development services, from different target discovery and development activities, from license or royalty agreements and from grants. The revenue recognition policy can be summarized as follows:

- Sales from standalone products are recognized as product revenue when shipped;
- Contract research and development services are recognized as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of the Company's full-time equivalents at a specified rate per FTE;
- Sales from the Company's target discovery and development business typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element agreements are accounted for as follows:
    - Upfront non-refundable license fees are only recognized as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and the Company has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of the Company, the upfront fee would not be regarded as a separate transaction and the upfront non refundable license fees will be deferred at fair value over the period of the collaboration;
    - Library and technology access fees are recognized as license revenue over the period in which access is granted;
    - Fees charged for the delivery of library information are recognized, as license revenue when delivered, only if the Company has no continuing involvement in the use of the information, otherwise revenue is recognized similarly as upfront non refundable license fees;
    - Fees for options or licenses are recognized as revenue over the period of the option or the license, unless the Company has no continuing obligations, in which case the revenue is recognized when invoiced;
    - Technical milestone payments are recognized as license revenues when earned, unless the Company has continuing involvement in the development, in which case the technical milestone revenue is ratably recognized over the remaining period of the collaboration; and
- Royalties are recorded as license revenue when earned.
- The Company receives operational grants from certain governmental agencies, which support the Company's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of the Company and are recorded as grant income.

5. Share subscription rights

On 20 December 1999 and 1 March 2002 the Company by decision of the Extraordinary Shareholder's Meeting, established warrant plan for employees, Board members and third parties: The Belgian and Dutch 1999 warrants plans foresee a maximum issuance of 549,341 and 81,695 warrants, respectively. On 31 December 2004, no more warrants were outstanding in the Dutch plan. On 1 March 2002 the Extraordinary Shareholder's Meeting decided that no further warrants could be granted under the 1999 Plan Belgium.

On 1 March 2002 the Extraordinary Shareholder's Meeting also established the "2002 Belgian Warrant Plan" and the "2002 Dutch Warrant Plan". The Belgian and Dutch warrant plan foresee a maximum issuance of 3,013,000 and 500,000 warrants, respectively.

On 29 March 2005 the Extraordinary Shareholder's Meeting decided to proceed to a 1:4 reverse stock split. Consequently, each 4 warrants granted under the aforementioned warrant plans give right to 1 share.

On 29 March 2005 the Extraordinary Shareholder's Meeting established a new Warrant Plan of maximum 500,000 warrants, each giving right to 1 share. The number of warrants finally created was, at the IPO, established at 467,421 by notary deed of 10 May 2005.

The table below describes the movements in warrants and the number of shares that the warrants give right to for the 1999 and 2002 Warrant Plans, taking into account the 1:4 reverse stock split.

1999 Belgian Warrant Plan
Expiration in 2007

	Warrants	Rights to shares
Maximal issuance of warrants	549,341	137,335
Total granted up to December 31, 2004	242,154	60,539
Total eliminated up to December 31, 2004	-331,787	-82,947
Total exercised up to December 31, 2004	0	0
Outstanding per January 1, 2005	217,554	54,389
Granted 2005	0	0
Eliminated 2005	0	0
Exercised 2005	-55,800	-13,950
Outstanding per December 31, 2005	161,754	40,439
Total granted under the Plan	242,154	60,539
Total eliminated from the Plan	331,787	82,946
Available for distribution	0	0
Exercise price	€ 1.00	

2002 Belgian Warrant Plan
Expiration date 2010/2011/2012/2013

	Warrants	Rights to shares
Maximal issuance of warrants	3,013,000	753,250
Total granted up to December 31, 2004	2,537,321	634,330
Total eliminated up to December 31, 2004	-459,676	114,919
Total exercised up to December 31, 2004	0	0
Outstanding per January 1, 2005	2,077,645	519,412
Granted 2005	637,500	159,375
Eliminated 2005	-203,852	-50,963
Exercised 2005	-248	-62
Returned to warrant pool in 2005	236,925	59,231
Outstanding per December 31, 2005	2,747,969	686,993
Total granted under the Plan	3,174,821	793,706
Total eliminated from the Plan	-663,528	165,882
Available for distribution	75,103	18,775
Exercise price	€ 1.00	

2002 Dutch Warrant Plan
Expiration 2006/2007

	Warrants	Rights to shares
Maximal issuance of warrant	500,000	125,000
Total granted up to December 31, 2004	482,595	120,649
Total eliminated up to December 31, 2004	0	0
Total exercised up to December 31, 2004	0	0
Outstanding per January 1, 2005	482,595	120,649
Granted 2005	0	0
Eliminated 2005	0	0
Exercised 2005	-401,848	100,462
Outstanding per December 31, 2005	80,747	20,187
Total granted under the Plan	482,595	120,649
Total eliminated from the Plan	0	0
Exercise price	€ 1.17	

2005 Warrant Plan
Expiration 2013

	Warrants and Rights to shares
Maximal issuance of warrant	467,421
Granted 2005	297,500
Eliminated 2005	0
Exercised 2005	0
Outstanding per December 31, 2005	297,500
Total granted under the Plan	297,500
Total eliminated from the Plan	0

The exercise price of warrants granted under the 2005 Plan are € 6.91 (grants of 4 July 2005), € 8.35 (grants of 23 November 2005) and € 8.60 (grant of 15 December 2005).

The warrants have an exercise period of 4 years (2002 Dutch Plan) and 8 years (2002 Belgian Plan and 2005 Plan). The Belgian warrants and the warrants granted under the 2005 Plan have a blocked period of 3 years. As of year four, 60% up to 100% can be exercised.

With respect to the 2002 Belgian Plan, the Board of Directors of 15 January 2004, in accordance with the provisions of said Plan, decided that 236,925 warrants, granted under said plan to an employee who had announced to leave employment, would not become null and void upon his departure, but would remain in existence and return to the warrant pool to grant these warrants to one or more future employees or directors. This decision has de facto been implemented with the warrant grants of 31 January 2005 under said plan.

Anti-Dilution warrants:

On 6 March 2002 and on 19 September 2002 the Extraordinary Shareholders' Meeting decided to grand anti-dilution warrants to each investor in B+ and C class shares, which allow these investors to subscribe on a certain number of preferred shares, based on a formula. These anti-dilution warrants were cancelled by the

Extraordinary Shareholders Meeting held on 29 March 2005, subject to the condition precedent of the realization of the projected public offering.

6. Guarantee

Galapagos NV stands guarantee for Galapagos Genomics BV, a 100% affiliate of Galapagos NV.

7. Going Concern

The Company has operational losses amounting to € 34.8 million as of 31 December 2005. As of 31 December 2005 the Company had a cash position of € 19.5 million and an equity of € 48.5 million. Based on these factors, the Board considers that the continuity is safeguarded until the General Shareholders Meeting that approves the 2006 annual accounts.

--

Galápagos

GLPG
2005

ANNUAL REPORT

ANNUAL REPORT

This document, Galapagos Annual Report 2005, contains the required information for an annual brochure, as per the Belgian Code of Companies.

LANGUAGE OF THE ANNUAL REPORT

According to Belgian law, Galapagos must publish its Annual Report in Dutch. The Company has also prepared an English translation. In case of differences in interpretation, the Dutch version takes precedence. Galapagos is responsible for the translation and conformity between the Dutch and English versions.

AVAILABILITY OF THE ANNUAL REPORT

This document is available to the public free of charge and upon request:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
B-2800 Mechelen, Belgium
Tel: +32 15 34 29 00
ir@glpg.com

For informational purposes, an electronic version of the Annual Report 2005 is available on the website of Galapagos, www.glpg.com.

Only the printed version of the Annual Report 2005 is legally valid. Galapagos will use reasonable efforts to ensure the accuracy of the electronic version of the Annual Report, but does not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Other information on the website of Galapagos or on other websites do not form a part of this Annual Report.

FORWARD-LOOKING STATEMENTS

The Annual Report 2005 may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

TABLE OF CONTENTS

AUDITED CONSOLIDATED 2005 ANNUAL FINANCIALS

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL RESULTS

Dear Shareholder:

We are pleased to present to you the Galapagos Annual Report for 2005, a year in which Galapagos has made several bold moves, grown strongly and has come to be recognized as an important European biotechnology company. We find ourselves in a phase of acceleration that continues into 2006.

During 2005 we accomplished two major steps towards evolving from a privately held into a high-growth listed company. The first step was our successful Initial Public Offering on Euronext Brussels and Amsterdam in May, when we raised € 22.4 million. The offering was the first successful IPO by a biotechnology company on Euronext in several years, a credit to the quality of our Company's science, technology and management. Following the offering, the share price has performed well. Second, Galapagos successfully acquired BioFocus plc in October through an all-share offer and a listing on the London AIM. By joining forces with BioFocus, Galapagos has achieved critical mass in drug discovery and has become an integrated player spanning all workflows from target discovery to the selection of drug candidates. This acquisition considerably expands the revenues from our services business and accelerates our in-house proprietary drug discovery programs in bone and joint diseases. With the integration of BioFocus, all of our product and service activities now operate under the BioFocus brand name, with operations in Saffron Walden, UK and in Leiden, The Netherlands.

BioFocus has recently expanded its business with existing drug discovery partners such as Amgen, Boehringer Ingelheim and Serono, and has attracted a number of new partners. In a competitive market place, with increasing pressure from the lower cost-base economies, we believe that we are winning these contracts based on our ability to deliver results through our expertise in drug discovery, our innovative product offerings, our quality of work and our proven track record. Our partners see their programs accelerate and yield results through their alliances with BioFocus. We remain confident that our competitive ability going forward will result in strong revenue growth.

In our in-house drug discovery, we have made considerable progress in our bone and joint disease programs and are accelerating these toward the clinic. In our rheumatoid arthritis program we have obtained Proof of Concept in an animal disease model with orally active proprietary compounds that we developed against our novel rheumatoid arthritis protein targets. These results have validated our drug discovery engine and demonstrated the power of the platform to identify novel targets and develop orally active compounds. Our programs in osteoarthritis and osteoporosis have also progressed well with successful screens completed against several novel targets for these diseases. In addition to the growing success of building our internal drug pipeline, we continually seek in-licensing opportunities for later-stage drug candidates, when we believe such candidates could accelerate the growth of our pipeline.

Total revenues in 2005 amounted to € 11.2 million, with a net loss of € 7.7 million. The BioFocus plc activities have been consolidated with Galapagos since October 17, 2005. Within the Galapagos group, the BioFocus service division generated € 9.1 million revenues. Galapagos invested € 6.7 million in its therapeutic programs. Through the IPO, the Company's cash position increased to € 23.6 million by December 31, 2005. Our proprietary platform for drug discovery is the core competency of our Company, and our business strategy is tailored to maximize the value of this competency. We will continue to operate a hybrid business model, combining a profitable service and product division, BioFocus, with the development

of a therapeutic pipeline in bone and joint diseases through Galapagos. We believe that this combination is a powerful basis to build a sustainable biotech company and create long-term shareholder value.

The people at Galapagos and BioFocus are the core of the company and teamwork has been and will be critical to our success. We see strengths and synergies in the interaction between our people in the UK, The Netherlands, Belgium, and the USA. We have been successful in attracting staff with superior qualifications and ambitions, as we operate within a culture of creativity, hard work and autonomy. Results are what count, and our people are dedicated to moving the Company forward toward its goals.

Since our IPO, visibility and market support for Galapagos has been increasing, with healthy trading volumes. This year, we anticipate demonstrating further to shareholders how our business model creates significant long-term value and how the bold moves we are making accelerate this value creation. We look forward to your support as we build a leadership position in European biotechnology.

Onno van de Stolpe
Chief Executive Officer

Raj Parekh
Chairman of the Board

CONSOLIDATED REPORT OF THE BOARD OF DIRECTORS

Ladies and gentlemen,
Dear shareholders,

We hereby have the pleasure of presenting to you our report relating to the consolidated results of the Galapagos Group for the financial year that ended on December 31, 2005.

The companies of which the results are consolidated are Galapagos NV (Mechelen, Belgium), Galapagos Genomics BV (Leiden, The Netherlands) and BioFocus plc and its subsidiaries (Saffron Walden, U.K.).

The results of the BioFocus operations in Saffron Walden are as from 17 October 2005 consolidated with the results of Galapagos NV and Galapagos Genomics BV

Overview of development, result and position of the Group

In 2005 Galapagos accomplished two major steps towards evolving from a privately held Company into a high-growth public one. First was the successful Initial Public Offering on Euronext Brussels and Amsterdam in May, when the Company raised € 22.4 million. Second, Galapagos successfully acquired BioFocus plc in October 2005 through an all-share offer and a listing on the London AIM.

By joining forces with BioFocus, Galapagos has achieved critical mass in drug discovery and has become an integrated player spanning all workflows from target discovery to the selection of drug candidates. This acquisition considerably expands the revenues from our services business and accelerates our in-house proprietary drug discovery programs in the bone and joint diseases. With the integration of BioFocus, all our product and service activities operate under the BioFocus brand name, with operations in Saffron Walden, U.K. and in Leiden, The Netherlands.

In a competitive market place, with increasing pressure from lower cost-base economies, we believe that we are winning service contracts based on our ability to deliver results through our expertise in drug discovery, our innovative product offerings, our quality of work and our proven track record. Our partners see their programs accelerate and yield results through their alliances with BioFocus.

Our proprietary platform for drug discovery is the core competency of our Group, and our business strategy is tailored to maximize the value of this competency. We will continue to operate a hybrid business model, combining a profitable service and product division, BioFocus, with developing a therapeutic pipeline in bone and joint diseases through Galapagos.

In 2005, consolidated revenues amounted to € 11.2 million compared to € 7.8 million in 2004. Revenues are composed of product revenues, license revenues, service revenues, and government grants and research collaborations. Significant growth was noted in the service revenues (from € 0.5 million in 2004 to € 4.3 million in 2005) as a result of the consolidation with BioFocus plc service contracts. License revenues went down from € 1.9 million in 2004 to € 0.7 million in 2005.

Galapagos operates two business segments, Drug Discovery and the BioFocus division (supply of chemical compounds and viruses for use in drug discovery and providing drug discovery services to the pharmaceutical sector). The segments generated € 2.1 million and € 9.1 million respectively.

Cost of sales in 2005 amounted to € 4.8 million compared to € 1.3 million in 2004. The increase is mainly in personnel costs, and disposables and laboratory fees, which both are a result of BioFocus becoming part of the Group.

Consolidated expenditures in R&D amounted to € 6.7 million in 2005 compared to € 5.4 million in 2004. The increase is mainly explained by increased investments in our rheumatoid arthritis and other drug discovery programs.

Consolidated general and administrative costs increased from € 4.5 million in 2004 to € 5.7 million in 2005, mainly due to increased costs for personnel and premises, a direct result of the growth of the Group.

Integration costs resulting from the BioFocus acquisition amounted to € 0.3 million.

The consolidated results over 2005 show a net loss of € 6.5 million compared to € 3.6 million in 2004.

The Group's consolidated cash position at the end of 2005 amounted to € 23.6 million, compared to € 10.3 million at the end of 2004, an increase that is largely attributable to the cash proceeds arising from Galapagos NV's IPO of May 2005.

Galapagos had not made use of financial instruments until the acquisition of BioFocus plc. BioFocus had entered into structured hedge agreements with Royal Bank of Scotland (RBS) on both Euro and US Dollar to hedge its sterling exposures. In the financial statements the fair value of these exposures has been determined based on information from the RBS. In February 2006 the Euro hedge expired and will not be renewed. The US dollar hedge will be reviewed later in 2006.

Typically for a biotechnology company, the Group is confronted with a number of risks and uncertainties, such as the fact that: (i) Galapagos will need additional capital in the future to sufficiently fund its operations and research; (ii) there is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates; (iii) Galapagos might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process; (iv) most of Galapagos' expected future revenues are contingent upon collaborative and license agreements; (v) Galapagos' success is dependent on intellectual property rights held by it and third parties and it's interest in such rights is complex and uncertain.

The companies of the Group continued to hold the necessary permits for its exploitation, and environmental rules were carefully respected.

On the level of staffing, the Company's core teams have remained stable and all companies of the Group have been successful in attracting new employees with various types of high-level industry experience, including in biology, medicinal chemistry and business. The Group's total number of staff as per 31 December 2005 was 201, of which 56 were based in Belgium, 31 in The Netherlands and 112 in the UK and 2 in the USA.

Activities in the area of research and development

Consolidated expenditures in research and development amounted to € 6.7 million in 2005 compared to € 5.4 million in 2004.

Galapagos' service business, BioFocus, has in the third quarter of 2005 expanded its business with existing drug discovery partners such as Amgen and Serono, and has attracted a number of new partners.

In our in-house drug discovery, we have made considerable progress in our bone and joint disease programs and are accelerating molecules toward clinical developments. In our rheumatoid arthritis program we have obtained Proof of Concept in an animal disease model with orally active proprietary compounds that we developed against our novel rheumatoid arthritis protein targets. These results have validated our drug discovery engine and demonstrated the power of the platform to identify novel targets and develop orally active compounds. Our programs in osteoarthritis and osteoporosis have also progressed well with successful screens completed against several novel targets for these diseases. In addition to the growing success of building our 'internal' drug pipeline, we continually seek in-licensing opportunities for later-stage drug candidates, when we believe such candidates could accelerate the growth of our pipeline.

Significant events that took place after the end of the financial year

On Group level, the following significant events that took place after the end of the financial year are highlighted:

- the appointment of a Chief Financial Officer;
- a new collaboration in autoimmune discovery research with Boehringer Ingelheim;
- an anti-cancer drug discovery collaboration with Cancer Research Technology;
- an extension of the research collaborations with BASF.

Galapagos expects that its current cash position will provide sufficient financial means to support the Group's growth in the near future.

Galapagos remains confident that its competitive ability going forward will result in continued revenue growth and that its hybrid business model is a powerful basis to build a sustainable biotech company and create long-term shareholder value.

Mechelen, 2 March 2006

The Board of Directors

REPORT OF INDEPENDENT AUDITORS

STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

To the Shareholders

As required by law and the Company's articles of association, we are pleased to report to you on the audit assignment which you entrusted to us.

We examined the accompanying consolidated financial statements of Galapagos NV ("the Company") and its subsidiaries (jointly "the Group"), which comprise the consolidated balance sheet as at 31 December 2005 and the consolidated statements of income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 80.416 (000) and the consolidated loss for the year then ended amounts to EUR 7.687 (000). We have also examined the directors' report on the consolidated financial statements.

The Board of Directors of the Company is responsible for the preparation of the consolidated financial statements in accordance with IFRS as adopted by the EU and with the legal and regulatory requirements applicable in Belgium. It is also responsible for the preparation of the directors' report on the consolidated financial statements in accordance with the legal and regulatory requirements applicable in Belgium and for the assessment of the information that should be included in this report. Our responsibility as Statutory Auditor is to examine these documents based on the auditing standards applicable in Belgium for the audit of consolidated financial statements.

Unqualified audit opinion on the consolidated financial statements

We conducted our audit in accordance with the standards of the "Institut des Réviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

In accordance with these standards, we considered the Group's administrative and accounting organization as well as its internal control processes. We have obtained the explanations and information required for our audit. An audit includes examining, on a test basis, evidence supporting the amounts in the consolidated financial statements. An audit also includes assessing accounting policies used, the basis for consolidation and significant estimates made by management as well as evaluating the presentation of the consolidated financial statements taken as a whole . We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the Group's financial position as of 31 December 2005 and of the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the EU and with the legal and regulatory requirements applicable in Belgium, and the information given in the notes to the consolidated financial statements is adequate.

Additional attestations

We supplement our report with the following attestations which do not modify our audit opinion on the consolidated financial statements:

- We are not in a position to render an opinion as to whether the description of the major risks and uncertainties faced by the Group and included in the directors'report on the consolidated financial statements is complete. Apart from the foregoing, the directors' report on the consolidated financial statements contains the information required by the Companies Code and is consistent with the consolidated financial statements.

2 March 2006

The Statutory Auditor

DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Gert Vanhees

DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Geert Verstraeten

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

Thousands of €	Notes	2005	2004
Revenues	4	**11,240**	**7,777**
Cost of sales	5	-4,829	-1,288
Gross profit		**6,411**	**6,489**
Other income		78	
R&D Expenditure	5	-6,700	-5,443
General and administrative costs	5	-5,737	-4,520
Sales and marketing expenses	5	-421	-134
Integration costs	5	-281	
Operating loss	5,6	**-6,650**	**-3,608**
Investment revenues	7	368	202
Finance costs	8	-369	-162
Loss before tax		**-6,651**	**-3,568**
Taxes	9	110	-21
NET LOSS FOR THE YEAR	10	**-6,541**	**-3,589**
Weighted average number of ordinary shares in issue ('000)	10	**8,936**	**5,939**
Basic and diluted loss per share in €	10	-0.73	-0.60

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER

ASSETS

Thousands of €	Notes	2005	2004
NON-CURRENT ASSETS		**45,018**	**3,072**
Goodwill	11	29,481	
Intangible assets	12	4,869	447
Property, plant, and equipment	13	9,399	2,625
Available for sale financial assets	15	978	
Trade and other receivables	16	291	
CURRENT ASSETS		**36,545**	**12,541**
Inventories	15	3,142	98
Trade and other receivables	16	9,786	2,169
Cash and cash equivalents	17	23,617	10,274
TOTAL ASSETS		**81,563**	**15,613**

EQUITY AND LIABILITIES

Thousands of €	Notes	2005	2004
CURRENT LIABILITIES		**14,065**	**3,608**
Trade and other payables	23	9,568	2,766
Financial liabilities	20	394	
Obligations under finance lease	21	2,967	106
Payroll and tax liabilities		1.136	736
NON-CURRENT LIABILITIES		**6,362**	**1,638**
Obligations under finance lease	21	4,606	1,413
Trade and other payables	23	214	
Deferred tax liabilities	9	1,542	225
TOTAL LIABILITIES		**20,427**	**5,246**
EQUITY		**61,136**	**10,367**
Capital and reserves	19	69,051	31,557
Share premium account		19,816	
Accumulated losses		-27,731	-21,190
TOTAL LIABILITIES AND EQUITY		**81,563**	**15,613**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED 31 DECEMBER

Thousands of €	Notes	2005	2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		10,274	13,036
Result from operations		-6,650	-3,608
Adjustments for:			
Depreciation of property, plan and equipment	13	941	763
Amortization of intangible fixed assets	12	374	240
Impairment loss on intangible assets			93
Exchange gain on translation of net assets of subsidiary		-219	
Operating cash flows before movements in working capital		***-5,554***	***-2,512***
(Increase)/decrease in inventories		943	51
(Increase)/decrease in receivables		-2,319	844
Increase/(decrease) in payables		3,377	-936
Increase/(decrease) in provisions		-7	
Cash used in operations		**-3,560**	***-2,553***
Interest paid and other financial cost		-369	-157
Taxes		42	
NET CASH FLOWS USED IN OPERATING ACTIVITIES		**-3,887**	**-2,710**
Purchase of property, plant and equipment		-1,061	-103
Purchase of and expenditure in intangible fixed assets	12	-50	-45
Acquisition of subsidiary	27	-2,807	
NET CASH USED IN INVESTING ACTIVITIES		**-3,918**	**-148**
Repayment of obligations under finance leases		-351	-106
Proceeds of capital increases, net of issue cost		20,821	
Proceeds from share issues		322	
Interest received and other financial income	7	368	202
NET CASH FROM FINANCING ACTIVITIES		**21,160**	**96**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**13,355**	**-2,762**
Effect of exchange rates on cash and cash equivalents		-12	
CASH AND CASH EQUIVALENTS AT END OF YEAR		**23,617**	**10,274**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Thousands of € (except number of shares)	Number of shares	Share capital	Share premium	Other capital	Retained earnings	Total
Balance on 1 January 2004	**23,754,226**	**32,369**		**-817**	**-17,601**	**13,951**
Share based compensation				5		5
Net loss for the year					-3,589	-3,589
Balance on 31 December 2004	**23,754,226**	**32,369**		**-812**	**-21,190**	**10,367**
Number of shares after 4:1 reverse split	**5,938,554**					
Capital increase	3,261,411	17,677	4,877			22,554
Cost of capital increase				-1,962		-1,962
BioFocus acquisition	3,474,157	18,934	14,939			33,873
Share based compensation				235		235
Unissued shares for BioFocus				2,610		2,610
Net loss for the year					-6,541	-6,541
Balance on 31 December 2005	**12,674,122**	**68,980**	**19,816**	**71**	**-27,731**	**61,136**

Prior to its initial public offering in May 2005, the company effected a 4:1 reverse share split and abolished the different classes of shares. The share split resulted in 5,938,554 ordinary shares.

The consolidated financial statements of Galapagos NV (hereafter the "Group") were approved by the Board of Directors and authorized for issue on 2 March 2006. They were signed on its behalf by:

Onno van de Stolpe
Executive Director
2 March 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Galapagos NV ("the Company" or "the Group") is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Galapagos NV is a biotechnology company founded in 1999 as a joint venture between Crucell BV and Tibotec NV, which focuses on the identification of disease modifying drug targets and the subsequent development of breakthrough medicine based on these targets. These technologies were commercialized through a separate business unit, which until the acquisition of BioFocus plc ("BioFocus") operated under the trade name of Galadeno.

On 6 May 2005 Galapagos NV raised € 22.4 million in an initial public offering on Euronext Brussels (ticker symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of € 20.8million.

On 17 October 2005 the Company agreed to acquire 100% of the share capital of BioFocus, a company listed on the Alternative Investment Market (AiM) and incorporated in the United Kingdom when its all share offer became unconditional. BioFocus plc was immediately de-listed and Galapagos NV was admitted for trading on AiM (ticker symbol: GLPG). At the balance sheet date the Company owned 92.6% of the issued share capital of BioFocus plc.

Galapagos NV owns 100% of BioFocus and companies acquired with BioFocus plc include BioFocus Discovery Limited, Cambridge Drug Discovery Holdings Limited, Cambridge Drug Discovery Limited, Cambridge Genetics Ltd, all incorporated in the UK and BioFocus Inc, incorporated in the US. BioFocus offers outsourced drug discovery products and services in discovery biology, medicinal chemistry and molecular informatics to the global pharmaceutical and biotechnology industries.

Galapagos has a 100% participation in Galapagos Genomics BV, located in Leiden, the Netherlands.

These financial statements are presented in €.

2. Accounting policies

Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The principal accounting policies used for the preparation of these consolidated financial statements are set out below.

The Group did not early apply the following Standards and Interpretations which were issued at the date of authorization of these financial statements but not yet effective on the balance sheet date:

- IFRS 6 (Exploration for and Evaluation of Mineral Assets)
- IFRS 7 (Financial Instruments : Disclosures)
- IFRIC 4 (Determining Whether an Arrangement Contains a Lease
- IFRIC 5 (Rights to Interests Arising from Decommissioning, Restoration and Rehabilitation Funds)
- IFRIC 6 (Liabilities Arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment)
- IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies)
- IFRIC 8 (Scope of IFRS 2)

The Directors anticipate that the early adoption of these standards and interpretations would have no material impact on the financial statements.

Group accounting
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Together these comprise the Group. Control is achieved where the Company has the power to govern the financial and operating policies of an other entity so as to obtain benefits from its activities.

The results of subsidiaries are included in the consolidated income statement from the effective date of acquisition up to the effective date of disposal.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any cost directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non Current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognized as an asset is reviewed for impairment at least annually. Any impairment is recognized immediately in profit or loss and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rate on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets
Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset, arising from the Groups development activities is recognized only if all of the following conditions are met:

- An asset is created that can be identified;

- It is probable that the asset created will generate future economic benefits; and
- The development costs of the assets can be measured reliably.

Internally generated intangible assets are amortized on a straight-line basis over their useful lives. Where no internally generated asset can be recognized, development cost is recognized as an expense in the period in which it is incurred.

Intellectual property, which comprises patents, licenses and rights is measured internally at purchase cost and is amortized on a straight-line basis over the estimated useful life on the following bases:

- Patents: 10 years; and
- Software: 3-5 years
- In process technology: 3-5 years
- Licenses, patents, brands & know-how: 5-10 years
- Customer relationships: 1-10 years

Property, plant and equipment
Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss is recognized. Depreciation is charged so as to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following bases:

- Laboratory equipment: 4-10 years;
- IT hardware: 3-6 years; and
- Furniture: 4-5 years.

Leasehold improvements are depreciated over the term of the lease, unless a shorter useful life is expected. Assets held under finance leases are depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the relevant lease. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of raw materials comprises purchase costs. Raw materials are not ordinarily interchangeable and they are as such accounted for using the specific identification of their individual cost.

The cost of work in progress comprises direct materials, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Small molecule screening libraries are stated at cost on acquisition and written off over their useful economic lives, calculated by reference to utilization, but which in any event cannot exceed 5 years.

Financial instruments
Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for irrecoverable amounts.

Available for sale financial assets
Available for sale financial assets are measured at fair value. Gains and losses arising from changes in fair value are recognized directly in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the net profit or loss for the period. Impairment losses recognized in profit or loss for equity investments classified as available for sale are not subsequently reversed through profit or loss. Impairment losses recognized in profit or loss for debt instruments classified as available for sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition at the impairment loss.

Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short highly liquid investments and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings as current liabilities.

Trade payables
Trade payables bear no interest and are measured at their nominal value.

Retirement benefit schemes
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

Taxation
Deferred income tax is provided in full using the "balance sheet liability method", on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets relating to tax losses carried forward are recognized to the extent that is probable that the related tax benefit will be realized.

Foreign currencies
The separate financial statements of each group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group company are expressed in €, which is the functional currency of Galapagos NV and the presentation currency for the consolidated financial statements.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on translation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognized directly in equity.

Revenue recognition

The group generates revenues from the sale of products, providing research and development services, revenue from target discovery and development activities, license or royalty agreements and from grants. The revenue recognition policy can be summarized as follows:

- Sales of libraries and reagents are recognized as product revenue when shipped;
- Contract research and development services are recognized as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of the Group's full-time equivalent ("FTE") at a specified rate per FTE;
- Sales from the BioFocus business unit typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:
    - Upfront non-refundable license fees are only recognized as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and the Group has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of the Group, the upfront fee would not be regarded as a separate transaction and the upfront non refundable license fees will be deferred at fair value over the period of the collaboration;
    - Library and technology access fees are recognized as license revenue over the period in which access is granted;
    - Fees charged for library information are recognized as license revenue when delivered, only if the Group has no continuing involvement in the use of the information, otherwise revenue is recognized similarly as upfront non refundable license fees;
    - Fees for options to negotiate or license are recognized as license revenue at fair value, over the option period unless the Group has no continuing involvement with the licensed targets, in which case such fees are recognized as license revenue when earned;
    - Technical milestone payments are recognized as license revenues when earned, unless the Group has continuing involvement in the development, in which case the technical milestone revenue is ratably recognized over the remaining period of collaboration;
    - Royalties are recorded as license revenue when earned;
    - The Group receives operational grants from certain governmental agencies, which support the Group's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of the Group and are credited to the profit and loss account when the relevant expenditure has been incurred and there is reasonable assurance that the grant is receivable.

Equity instruments

Equity instruments issued by the Company are measured by the fair value of the proceeds received, net of direct issue costs.

Financial risk management

The Group uses derivative financial instruments to hedge foreign currency risks.

Research & Development costs

Research costs are charged to the income statement as incurred. The group capitalizes development costs as intangible assets only if the criteria for internally generated intangible assets are met, otherwise such costs are expensed. The Group considers that the regulatory and clinical risks inherent to the development of clinical targets preclude it from capitalizing the development costs incurred in its drug development business.

The Group as lessee

Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Lease payments are treated as consisting of capital and interest elements and the interest is charged directly against income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

The Group as lessor
Rental income from operating leases is recognized on a straight line basis over the term of the relevant lease.

Impairment of tangible and intangible assets
At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually, and whenever there is an indication that the asset might be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at re-valued amount, in which case the impairment is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income, unless the relevant asset is carried at re-valued amount, in which case the reversal of the impairment is treated as a revaluation increase.

Net loss per share
Basic net loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted net loss per share, if any, is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants.

Share-based payments
The Group has applied the requirements of IFRS 2 share-based payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2003.

The Group issues equity-settled share-based payments to certain employees, directors and consultants. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

3. Segment reporting

Business segments
For management purposes, the Group is divided into two operating divisions: Drug Discovery and BioFocus. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Drug discovery
Internal drug discovery programs focused on finding new drugs against diseases that affect the joints and bones. It has successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis, as well as in asthma and Alzheimer's disease. Proprietary target sets resulting from these programs are used for the group's internal development programs, combined with selected out-licensing and partnering of projects during development.

BioFocus
The division is a supplier of tools and reagents for use in target and drug discovery and it provides discovery services to the pharmaceutical sector as well as the Drug Discovery division of Galapagos. The Group has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with human gene sequences to knock-down or knock-in specific human proteins in disease-mimicking cellular assays. This technology enables an efficient analysis of the function of individual human proteins in disease processes. The Group previously provided access to this platform through the services business unit Galadeno, but after the acquisition of BioFocus has used the BioFocus trade name. In addition BioFocus has a range of focused collections of small molecules that are marketed under the SoftFocus® and Thematic Analysis™ trade names. BioFocus provides biology and medicinal chemistry services to accelerate the customer programs toward the clinic. In doing so it has formed numerous partnerships with leading pharmaceutical, nutraceutical and biotechnology companies.

All of the Group's operations are continuing.

Segment information about these businesses for the year ended 31 December 2005 is presented below. No segment information is provided for the year ended 31 December 2004 as segments were only created part way through 2004 so as to provide separate financial accounting for the business units Drug Discovery and Galadeno, the former services division prior to the acquisition of BioFocus.

Revenue

Thousands of €	**Drug Discovery**	**BioFocus**	**Eliminations**	**Total**
External sales	2,120	9,120		11,240
Inter-segment sales		262	-262	
Segment revenue	**2,120**	**9,382**	**-262**	**11,240**

Inter-segment sales are charged at prevailing market rates

RESULT

Thousands of €	Drug Discovery	BioFocus	Eliminations	Total
Segment result	-4,213	3,581		-632
Unallocated expenses				
G & A costs				-5,737
Integration costs				-281
Group operating loss				**-6,650**
Net finance costs				-1
Loss before taxation				**-6,651**
Income tax credit/(expense)				110
Net profit for the year				**-6,541**

ASSETS AND LIABILITIES

Thousands of €	Drug Discovery	BioFocus	Eliminations	Total
Segment assets	26,247	27,721	-1,886	52,082
Unallocated assets				29,481
Total assets	**26,247**	**27,721**	**-1,886**	**81,563**
Segment liabilities	6,764	15,549	-1,886	20,427
Total liabilities	**6,764**	**15,549**	**-1,886**	**20,427**

OTHER INFORMATION

Thousands of €	Drug Discovery	BioFocus	Eliminations	Total
Capital additions				
- Property plant and equipment	890	807		1,697
- Intangible assets	35	15		50
Depreciation	460	482		942
Amortization	159	215		374

The Group's operations are located in Belgium, The Netherlands and United Kingdom. The Group's Drug Discovery division is located in Belgium and its BioFocus division is located in The Netherlands and United Kingdom. The following table provides an analysis of the Group's sales to external customers by geographical market, irrespective of the goods and services:

Thousands of €	2005	%
United Kingdom	2,082	18.5
Europe	5,010	44.6
United States	3,845	34.2
Rest of World	303	2.7
Total	11,240	100

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located:

Thousands of €	Carrying amount of segment assets 2005	Additions to property, plant & equipment and intangible assets 2005
Belgium	2,332	924
The Netherlands	1,120	518
United Kingdom	10,816	304
Total	**14,268**	**1,746**

4. Revenues

Thousands of €	2005	2004
Product revenue	4,148	2,789
License revenue	700	1,918
Service revenue	4,272	522
Government grants & research collaborations	2,120	2,548
Total	**11,240**	**7,777**

5. Operating result

Result from operations has been arrived after charging:

Cost of sales

Thousands of €	2005	2004
Personnel costs	-1,914	-703
Disposables and lab fees	-1,770	-368
Capitalization of SilenceSelect		42
Grants earned on SilenceSelect		102
Depreciation	-719	-361
Other operating expenses	-426	
Total	**-4,829**	**-1,288**

R&D Expenditure

Thousands of €	2005	2004
Personnel costs	-3,128	-2,619
Disposables and lab fees	-1,401	-1,473
Subcontracting	-1,780	-919
Depreciation	-391	-432
Total	**-6,700**	**-5,443**

General and administrative costs

Thousands of €	2005	2004
Personnel costs	-2,269	-1,349
Premises costs	-1,523	-628
Professional fees	-481	-605
Director fees	-964	-694
Depreciation	-283	-303
Other operating expenses	-217	-941
Total	**-5,737**	**-4,520**

Sales and marketing expenses

Thousands of €	2005	2004
Personnel costs	-249	-134
Other operating expenses	-172	
Total	**-421**	**-134**

Integration costs of € 281,000 relate mainly to compensation for loss of office and professional fees on the acquisition of BioFocus plc.

6. Personnel costs

The number of employees at the end of the year was:

	2005	2004
Executive Directors	6	2
Laboratory staff	153	46
G&A staff	42	20
Total	**201**	**68**

The average number of employees during the year was:

	2005	2004
Executive Directors	4	2
Laboratory staff	75	55
G&A staff	27	22
Total	**105**	**79**

Their aggregate remuneration comprised:

Thousands of €	2005	2004
Wages and salaries	5,165	4,221
Social security costs	1,454	796
Pension costs	256	159
Other costs	685	324
Total	**7,560**	**5,500**

The total remuneration of Executive Committee was € 1,349,000 in 2005 (2004: € 620,000)

7. Investment revenues

Thousands of €	2005	2004
Interest on bank deposits	203	197
Interest on short term deposits	165	5
Total	**368**	**202**

8. Finance costs

Thousands of €	2005	2004
Interest on obligations under finance lease	-293	-128
Other financial costs	-76	-34
Total	**-369**	**-162**

9. Taxes

There is no current tax accounted for in any of the periods presented. The following table provides a reconciliation of the deferred taxes charged or credited to the income statement.

Thousands of €	Finance leases	Intangible fixed assets	Accelerated capital allowances	Inventory step-up adjustment	Total
At 1 January 2004	**59**	**-185**	**-78**		**-204**
(Charge)/credit to income	-59	47	-9		-21
At 31 December 2004		**-138**	**-87**		**-225**
(Charge)/credit to income		76	-14	48	110
Acquisition of subsidiary		-1,082	-194	-168	-1,444
Exchange differences		13	3	1	17
At 31 December 2005		**-1,131**	**-292**	**-119**	**-1,542**

The Group has not recognized a deferred tax asset on the tax loss carry forward on the basis that at December 31, 2005 and 2004 it was not probable that sufficient future taxable profits would exist in the foreseeable future against which the unused tax losses can be utilized. Unused tax losses carried forward at December 31, 2005 and 2004 amounted to € 53,200,000 and € 22,083,000 respectively.

The weighted average applicable tax rate in 2005 was 31.6% (2004: 33.99%). The reduction compared to 2004 is caused by the use of UK corporation tax rates of 30% in calculating deferred tax arising on consolidation of BioFocus plc.

10. Loss per Share

Basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year, excluding ordinary shares purchased by the Company, held as treasury shares.

Thousands of €	2005	2004
Result for the purpose of basic loss per share, being net loss	-6,541	-3,589
Number of shares *(thousands)*		
Weighted average number of shares for the purpose of loss per share	8,936	5,939
Basic and diluted loss per share	-0.73	-0.60

The Group had two categories of dilutive potential ordinary shares: warrants and anti-dilution warrants. The anti-dilution warrants have been cancelled by the Extraordinary Shareholders Meeting held on 29 March 2005, subject to the condition precedent of the realization of the projected public offering. As the Group is reporting a net loss, the warrants have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share are the same.

11. Goodwill

Goodwill of € 29,481,000 acquired through business combinations, has been allocated to the BioFocus cash-generating unit (CGU) for annual impairment testing.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in market.

The Group prepared cash flows based on a discount rate of 10% and a range of industry growth rates ranging from conservative to more modest growths. Under all scenarios it was not felt that an impairment to the goodwill was necessary.

There are no intangible fixed assets with indefinite useful lives.

12. Intangible assets

Thousands of €	Customer relationships	In process technology	Software & databases	Brands, licenses, patents & know-how	Total
Acquisition value					
At 1 January 2004		344	263	909	1,516
Additions		42	3		45
At 31 December 2004		386	266	909	1,561
Acquisition of subsidiaries	2,591	619	839	741	4,790
Additions			35	15	50
Exchange differences	-24	-6	-8	-7	-45
At 31 December 2005	**2,567**	**999**	**1,132**	**1,658**	**6,356**
Depreciation and write-downs					
At 1 January 2004			178	603	781
Charge for the year		95	47	190	332
At 31 December 2004		95	225	793	1,113
Charge for the year	123	96	112	43	374
At 31 December 2005	**123**	**191**	**337**	**836**	**1,487**
Carrying amount					
At 31 December 2004			41	116	447
At 31 December 2005	**2,444**	**808**	**795**	**822**	**4,869**

13. Property, plant and equipment

Thousands of €	Land & buildings	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
At 1 January 2004	158	3,347	180	1,884	5,569
Additions		102	1		103
Disposals		-53			-53
At 1 January 2005	158	3,396	181	1,884	5,619
Additions	3	1,105	909	580	1,697
Acquisition of subsidiary	454	5,402	296	129	6,281
Exchange differences	-3	-49	-3	-1	-56
Disposal		-549			-549
At 31 December 2005	**612**	**9,305**	**483**	**2,592**	**12,992**
Depreciation and write-downs					
At 1 January 2004	28	1,722	98	437	2,285
Charge for the year	12	582	33	135	762
Eliminated on disposals		-53			-53
At 1 January 2005	40	2,251	131	572	2,994
Charge for the year	13	705	52	172	942
Elimination on disposals		-343			-343
At 31 December 2005	**53**	**2,613**	**183**	**744**	**3,593**
Carrying amount					
At 31 December 2004	118	1,145	50	1,312	2,625
At 31 December 2005	**559**	**6,692**	**300**	**1,848**	**9,399**

14. Inventories

Thousands of €	**2005**	**2004**
Raw materials	483	98
Work-in-progress	431	
Finished goods	2,228	
Total	**3,142**	**98**

15. Available for sale financial assets

Available for sales financial assets of € 987,000 (2004: nil) represent an investment in common stock in an unlisted biotechnology company incorporated in the United States. The shares are not traded on the open market, however the fair value is based on purchases of the same class of stock during the year.

16. Trade and other receivables

Thousands of €	2005	2004
Trade receivables	6,646	1,475
Corporation tax recoverable	269	
Accrued income	1,024	
Prepayments	1,780	315
Other receivables	358	379
Total	**10,077**	**2,169**
Included in current assets	9,786	2,169
Included in non-current assets	291	

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

17. Cash and cash equivalents

Thousands of €	2005	2004
Bank balances	4,672	1,274
Short term deposits	18,546	9,000
Money market funds	399	
Total	**23,617**	**10,274**

The bank balances and cash held by the Group and short-term bank deposits have an original maturity of less than three months. The carrying amount of these assets approximates their fair value. These cash and cash equivalents have no restriction upon them.

18. Credit risk

The Group's principal financial assets are cash and bank balances and trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group's trade credit risk is spread over a limited number of highly credit worthy customers, such as large pharmaceutical companies. There is no history of losses on doubtful accounts.

19. Share capital

On 29 March 2005, an extraordinary Shareholders Meeting resolved to a 1:4 reverse share split after which the share capital remained the same but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse split. It was further resolved to abolish the different classes of shares. Consequently, the entire share capital consists of one class of share.

20. Derivative financial instruments

Currency derivatives
The group utilizes currency derivatives to hedge budgeted future cash flows. The foreign currency forward contracts are denominated in the currencies of the Group's principle markets.

At the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that the Group has committed are € 4,800,000 (31 December 2004: € nil).

At 31 December 2005 the fair value of the Group's currency derivatives is estimated to be € 394,000 (31 December 2004: € nil).

Changes in the value of non-hedging currency derivatives amounting to € 230,000 have been charged to income during the year (2004: € nil)

The Group does not designate its foreign currency denominated debt as a hedge instrument for the purpose of hedging the translation of its foreign operations.

21. Finance lease obligations

Thousands of €	**Minimum lease payments**		**Present value of minimum lease payments**	
	2005	**2004**	**2005**	**2004**
Amounts payable under finance lease				
Within one year	3,889	226	2,972	106
In the second to fifth year	4,498	903	3,648	523
After five years	1,104	1,072	953	890
	9,491	**2,201**	**7,573**	**1,519**
Less future finance charges	1,918	682		
Present value of lease obligations	**7,573**	**1,519**		
Less amount due for settlement within 12 months			2,967	106
Amount due for settlement after 12 months			**4,606**	**1,413**

It is the Group's policy to lease certain of its installation and machinery under finance leases. For the year ended 31 December 2005, the average borrowing rate was 9% (2004: 8.25%). The interest rates were fixed at the date of the contracts. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of the Group's lease obligations approximates their carrying value.

22. Operating lease obligations

The Group as Lessee
The Group has rent contracts for office and laboratories which qualify as operating leases as follows:

Thousands of €	2005	2004
Minimum lease payments under operating leases recognized in income for the year	1,433	476
Total	**1,433**	**476**

At the balance sheet date, the Group had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of €	2005	2004
Within one year	1,979	419
In the second to fifth years inclusive	3,955	668
After five years	910	834
Total	**6,844**	**1,921**

The annual indexation on the rent is recorded on the face of the income statement.

The Group as Lessor

The Group holds surplus office and manufacturing buildings, which following the consolidation of sites in 2005 are sublet to third parties under non-cancelable operating leases in order to cover costs. Future minimum rentals receivable under non-cancelable operating leases are as follows:

Thousands of €	2005
Within one year	368
In the second and fifth years inclusive	607
Total	975

23. Trade and other payables

Thousands of €	2005	2004
Trade and other payables	4,064	836
Other creditors	552	166
Accruals	862	814
Deferred income	4,304	950
Total	**9,782**	**2,766**

24. Retirement benefit schemes

The Group operates defined contribution systems for all of its qualifying employees. The assets of the schemes are held separately from those of the Group in designated funds.

The total cost of € 355,000 in 2005 (€ 159,000 in 2004) represents contributions payable to these schemes by the Group at rates specified in the rules of the plans. At 31 December 2005, contributions due to the scheme totaled € 50,000.

25. Warrant plans

Presented below is a summary of stock warrant plans activity for the reported periods. After the reverse 4:1 share split 4 warrants of the 1999 and 2002 plans will entitle the warrant holder to subscribe to one share.

One warrant of the new warrant plans will entitle the warrant holder to subscribe to one share. The numbers of the warrant plans 1999 and 2002 are divided by 4 to avoid a mixture of rights.

	Warrants	Weighted average exercise price
Outstanding at 1 January 2004	**730,630**	**4.11**
Exercisable at 1 January 2004	176,537	4.46
Granted during the period	40,750	4.00
Forfeited during the period	-76,306	4.00
Exercised during the period		
Expired during the period	-1,500	4.00
Outstanding at 31 December 2004	**693,574**	**4.12**
Exercisable at 31 December 2004	175,037	4.47
Granted during the period	456,875	7.34
Forfeited during the period	-52,563	5.53
Exercised during the period	-114,474	4.60
Expired during the period		
Outstanding at 31 December 2005	**983,412**	**5.50**
Exercisable at 31 December 2005	349,930	4.04

At the Extraordinary Shareholders' Meeting of 21 December 1999, two warrant plans were established: one warrant plan was specifically set up to the benefit of the Group's Belgian management and personnel ("Warrant Plan Belgium 1999") whereas the second warrant plan was established for the personnel of the Group's subsidiary ("Warrant Plan Netherlands 1999").

At the Extraordinary Shareholders Meeting of 29 March 2005, a warrant plan in favor of directors, management and personnel was approved (Warrant plan 2005) subject to the condition precedent of the realization of the projected public offering.

Warrant plans 1999

Warrant plan Belgium 1999
Pursuant to the Warrant Plan Belgium 1999, a total number of 137,335 warrants were issued to and subscribed by the Galapagos NV. At 31 December, 2005, an aggregate number of 60,538 warrants were granted to directors, management and personnel of Galapagos NV, of which 40,438 warrants are still outstanding. The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one Share. The exercise price of the warrants is the highest of either €4 or the price against which the most recent capital increase occurred prior to the date of the offer of the warrants.

Warrant plan Netherlands 1999
At 31 December 2005, no more warrants are outstanding under the Warrant Plan Netherlands 1999.

Warrant plans 2002
At the Extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favor of the management and personnel of Galapagos NV ("Warrant Plan Belgium 2002") and a second warrant plan in favor of management and personnel of Galapagos NV's subsidiary ("Warrant Plan Netherlands 2002").

Warrant plan Belgium 2002
Pursuant to the Warrant Plan Belgium 2002, a total number of 753,250 warrants were issued to and subscribed by Galapagos NV. At 31 December 2005, an aggregate number of 793,705 warrants were allotted to directors, management and personnel of Galapagos NV, of which 625,286 warrants are still outstanding at 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one share.

The Board of Directors determines the exercise price of the warrants at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. The Warrant Plan Belgium 2002 provides that, if the Galapagos NV's shares are listed or traded on a stock market, the Board of Directors may choose whether the exercise price equals at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered.

Warrant plan Netherlands 2002
Pursuant to the Warrant Plan Netherlands 2002, a total number of 125,000 warrants have been issued to and subscribed for by Galapagos NV. At 31 December 2005, the Group has allotted an aggregate number of 120,648 warrants pursuant to this Warrant Plan Netherlands 2002, of which 20,186 warrants are still outstanding at 31 December 2005. The exercise period of the warrants amounts to four years, which exercise period starts as from the date of offer. The warrants can be exercised at the latest on 1 February 2012. A vested warrant entitled the holder of such warrant to subscribe for one share of Galapagos NV.

In respect of warrants that have been granted prior to the date of listing of Galapagos NV's shares, the exercise price of such warrants amount to the higher of either € 4.68 or the market value of Galapagos NV's share Class D as determined by the Board of Directors. The Warrant Plan the Netherlands 2002 further provides that, once Galapagos NV's shares are listed, the exercise price of any warrants will equal, at the discretion of the Board of Directors, either the closing price of Galapagos NV's shares on the trading day preceding the day on which the warrants were granted, the average share price of the preceding 30 day period, or any other relevant period.

Warrant plan Belgium 2005
Pursuant to the Warrant Plan Belgium 2005, a total number of 500,000 warrants were issued to and subscribed by Galapagos NV. At 31 December 2005, an aggregate number of 297,500 warrants were allotted to directors, employees and consultants of the Group, all of which are still outstanding at 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 29 March 2015. According to the original provisions of the Warrant Plan Belgium 2005, each vested warrant entitled the warrant holder to subscribe for one share.

The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, proceeding the date on which the warrants are offered.

Belgian Plan	2003	2004	2005			
			31 Jan	4 Jul	23 Nov	15 Dec
Exercise Price	4.00	4.00	7.50	7.15	8.25	9.20
Current share price	4.00	4.00	6.76	6.90	8.35	8.60
Estimated volatility	29%	30%	31%	30%	30%	30%
Expected life of the warrant	3.40	3.90	3.50	3.50	4.00	4.00
Risk free rate	4.10%	4.31%	3.64%	3.75%	3.75%	3.75%
Expected dividends	None	None	None	None	None	None

Dutch Plan	2003
Exercise Price	4.68
Current share price	4.00
Estimated volatility	31%
Expected life of the warrant	2.00
Risk free rate	3.55%
Expected dividends	None

The method of determining the *current share price* is set up by the Board of Directors.

The *estimated volatility* is calculated as the implied volatility of the biotechnology index in the four years preceding the offer (two years for the Dutch plan).

The *expected life* of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

The warrants have been accounted for in accordance with International Financial Reporting Standard 2 on Share Based Payments. IFRS 2 takes effect for all warrants offered after 7 November 2002. In 2002, no warrants offered under any of the plans, qualify for accounting under IFRS 2. Under the Dutch plan, no warrants have been offered in 2004. For these periods, no fair value calculation has as such been performed.

The weighted average fair market value of the warrants granted during 2005 and 2004 was € 235,000 and € 5,000 respectively. These were recorded in debit of the share capital.

The following table provides an overview of the outstanding warrants per personnel category at 31 December 2005.

Category	Number of warrants
Non-executive Directors	56,250
Executive Team	553,475
Other	373,687
Total Warrants outstanding at 31 December 2005	**983,412**

26. Related parties

Transactions between Galapagos NV, Galapagos Genomics BV and BioFocus (starting October 2005), which are related parties, have been eliminated in consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.

Trading transactions

During the year 2005 and 2004 the Group entered into the following transactions with related parties, who are not part of the Group.

Thousands of €	**Sales of goods**		**Purchases of goods and services**	
	2005	**2004**	**2005**	**2004**
Crucell BV			265	328
Tibotec NV and associates	5	82		
Johnson & Johnson Group	2	311		

Johnson & Johnson is a related party through its parent-subsidiary relationship with Tibotec NV. The sales to Johnson & Johnson relate to sales transactions in the normal course of business.

Both Crucell BV and Tibotec NV are the founding shareholders of the Group. The purchases performed by the Group with Crucell BV comprise:

Thousands of €	**2005**	**2004**
Office rent and rent charges	271	138
Laboratory rent	105	53
Lab disposables	52	52
Other	(163)	85
Total	**265**	**328**

At the end of 2005 and 2004 the following amounts with related parties were still outstanding in the balance sheet:

Thousands of €	**Amounts owed by related parties**		**Amounts owed to related parties**	
	2005	**2004**	**2005**	**2004**
Crucell BV				96
Tibotec NV and associates		5		7
Johnson & Johnson Group				

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

27. Remuneration of key management personnel

On 31 December 2005, the Executive Committee comprised seven members, Mr Van de Stolpe, Dr Pollet, Dr Dixon, Mr Hoekema, Dr Newton, Mr Phillips, and Mrs Gwosdz. Their combined remuneration package comprises:

Thousands of € (except for the Number of warrants)	2005	2004
Short-term employee benefits	1,271	574
Post-employment benefits	78	46
Number of warrants offered in the year	361,250	0
Total benefits excluding warrants	**1,349**	**620**

The Executive directors provide their services full time for the Group. Their remuneration includes all costs for the Group, including retirement contributions made by the executive directors. The warrants offered to the executive directors are under the same conditions as set out in Note 24. These warrants are granted under the Belgian 2005, 2002 and 1999 plans.

The retirement benefits to the Executive Committee, excluding the executive directors, are part of the retirement benefit scheme to which all qualified personnel are entitled. The contributions are paid as a percentage of the gross annual salary.

No loans, quasi-loans or other guarantees have been given to members of the Executive Committee.

Transactions with non-executive directors
Non-executive directors that represent one of the Group's shareholders receive no compensation for their position as directors. In 2005 and 2004, € 26,000 and € 13,000 respectively were paid as expense reimbursement for these non-executive members of the Board of Directors.

The independent members of the Board receive a Board fee of € 1,500 per Board meeting, as well as expense reimbursement. After the IPO they receive a fixed annual amount of € 20,000. In 2005 and 2004, € 41,000 and € 6,000 respectively were paid as Board fees and expense reimbursement to independent members of the Board of Directors.

In 2005, € 115,000 in consulting fees was paid to members of the Board of Directors (€ 120,000 in 2004). In 2005, 10,000 warrants were offered to non-executive directors (38,750 in 2004).

Other contracts with related parties:
Non-compete undertaking from Crucell: Galapagos NV and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the US. No consideration was paid for this undertaking.

License Agreement between Tibotec and Galapagos NV dated 28 May 2001: Galapagos NV, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. Galapagos NV entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec Intellectual Property relating to, inter alia, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterization of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. The Group paid a consideration of € 454,000 for this agreement which was capitalized.

Research and Commercial License Agreement between Crucell and Galapagos NV dated 6 June 2001: Under this agreement Crucell granted a sole and exclusive worldwide license to Galapagos NV under the Crucell patents and know how for, inter alia, identifying, making and using products and services in the field of

identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. The Group paid a consideration of € 454,000 for this agreement which was capitalized.

Services Agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland BV entered into between Crucell and Galapagos Genomics BV dated 3 November 2004: Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at € 39,750) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse € 5,000 to Crucell for restoration efforts.

Services Agreement between Crucell an Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004: In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

Supplemental Agreement to the Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005: This agreement documents new conditions for the termination of the lease agreement as set out in the Ratification Agreement. Under the Supplemental Agreement, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

In the previous periods, independent directors received Board Meeting fees amounting to € 1,500 per Board Meeting. For the new post-IPO contracts this has been adjusted to an annual fee of € 20,000.

As of 1 August 2005, the Chairman of the Board, Dr Parekh receives an annual consulting fee of £ 50,000 as a compensation for giving strategic advice, including evaluations of mergers and acquisitions and compound in-licensing opportunities.

There are no loans between Galapagos NV and its members of the Board of Directors or its Executive Team.

28. Acquisition of BioFocus

On 17 October 2005, the Group agreed to acquire 100% of the voting shares of BioFocus plc, a listed company based in the United Kingdom specializing in collaborative discovery.

Provisional values have been used for fair value assessment whilst the business is integrated.

The fair value of the identifiable assets and liabilities of BioFocus plc as at the date of the acquisition were:

Thousands of €	Book value	Fair value
Property, plant & equipment	5,792	6,282
Intangible assets	25,908	4,789
Cash & cash equivalents	1,289	1,289
Trade receivables	5,974	5,639
Inventories	3,462	4,023
Unlisted investments	2,821	987
	45,246	23,009
Trade payables	3,814	4,264
Provisions	75	75
Deferred tax		1,445
Finance leases	6,132	6,125
	10,021	11,909
Fair value of net assets		11,100
Goodwill arising on acquisition (Note 11)		29,481

Total consideration consists of 3,671,180 ordinary shares, to be increased with the shares issued as a result of BioFocus option holders deciding to convert the options into BioFocus shares and accepting the offer from Galapagos.

The fair value of the shares included in the total consideration consists of multiple items.

At 31 December 2005, the company had issued 3,474,157 shares, relating to the acquisition of BioFocus plc. Of these shares, 3,398,891 were issued as a result of BioFocus shareholders accepting the offer made by Galapagos. These shares were valued at a fair value of € 9.75 each, being the published price of the shares of Galapagos NV at the rate of exchange on the date of acquisition. The remaining 75,266 shares were issued as a result of BioFocus plc option holders converting their options into BioFocus plc shares and then accepting the offer made by Galapagos. These shares were valued at an average intrinsic value of € 4.42.

In addition, a remaining number of BioFocus options are expected to be exercised under the BioFocus share option scheme, resulting in an additional 34.708 of Galapagos shares to be issued. The average intrinsic value of these shares is € 3.46.

On January 9, 2006 an additional 272,289 shares were issued.

Thousands of €	
Shares issued, at fair value	36,485
Costs associated with the acquisition	4,096
Total	**40,581**

Cash outflow on acquisition:	
Net cash acquired with the subsidiary	1,289
Cash paid	-4,096
Net cash outflow	**-2,807**

From the date of the acquisition, BioFocus plc has contributed € 1,161,000 profit to the net loss of the group. Before costs arising on integration, BioFocus plc would have contributed € 1,192,000 profit to the group.

If the combination had taken place at the beginning of the year, the revenue from continuing operations would have been € 17,540,000.

29. Critical accounting estimates and judgments

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which the goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the balance sheet date was €29,481,000. No impairment loss was recognized during 2005. Details of the assumptions used in testing goodwill for impairment are given in Note 10.

Fair valuation of net assets of subsidiary on acquisition
In determining the fair values of the net assets of BioFocus at the date of acquisition, certain estimates had to be made by management. Independent professional valuation specialists were employed to ensure that management estimates were reasonable and would not give rise to material misstatement of fair values.

CORPORATE GOVERNANCE

1. General

On 29 March 2005, the Board of Directors approved the Company's Corporate Governance Charter. This charter is in addition to the corporate governance provisions included in the Belgian Code of Companies and in the Company's articles of association. The corporate governance charter aims to achieve an efficient management and appropriate control of the Company.

The Company's Corporate Governance Charter includes the following specific rules and charters:
- Charter of the Board of Directors;
- Charter of the Audit Committee;
- Charter of the Nomination- and Remuneration Committee;
- Charter of the Executive Committee;
- Policy for transactions between the Company and its directors and executive managers;
- Protocols to avoid insider trading, relating to both the Belgian and the Dutch rules.

The Board of Directors expressed its opinion that clear understandings relating to corporate governance contribute to long-term value creation and to a workable equilibrium between the entrepreneurship on the one hand and the control functions of the management organisms on the other hand. The Board of Directors has set as an objective that the principles of the Belgian Corporate Governance Code (the so-called "Lippens-Code") be respected as scrupulously as possible. However, the Board of Directors also determined that it is permissible not to comply with certain corporate governance principles when the specific circumstances in which the Company operates are taken into account. In such cases, it shall apply the principle of "comply or explain".

2. Corporate governance disclosure requirements of the Annual Report

2.1. *Board of Directors*

Galapagos' Board of Directors consists of a maximum of nine members, including the Chairman and the CEO. The Chairman is a non-executive director and does not hold the office of CEO. The Board of Directors consists of at least three independent directors.

The Board of Directors had nine members at the beginning of 2005. The Annual General Meeting ("AGM") of 29 March 2005 has re-appointed these nine directors for a period of one year. The same AGM also decided to change the Board of Directors effective from and subject to a successful IPO of the Company as follows: (i) the mandate of four directors (Stephen Bunting, Steven Burrill, Ronald Brus and Dirk Pollet) to come to an end, (ii) five directors (Raj Parekh, Onno van de Stolpe, Barry Ross, Laurent Ganem, Wilson Totten) to be re-appointed for a period of four years as from the date of the IPO, and (iii) two new directors (Ferdinand Verdonck, Harrold van Barlingen) to be appointed for a period of four years as from the date of the IPO. Also effective from and subject to a successful IPO, the same AGM appointed the following three Directors as independent Directors: Barry Ross, Wilson Totten and Ferdinand Verdonck.

On 10 May 2005, the Board of Directors established that the IPO had been successful. Consequently, as of that date, the Board of Directors counted the following seven members: Dr Raj Parekh (Chairman), Ir Onno van de Stolpe (CEO), Dr Laurent Ganem, Dr Harold van Barlingen, Dr Barry Ross, Dr Wilson Totten and Mr Ferdinand Verdonck; the latter three Directors are appointed as independent Directors.

An independent director is a director who is independent in accordance with article 524 of the Code of Companies and in accordance with the requirements set out in the Belgian Corporate Governance Code.

The Board believes that its size is small enough for efficient decision-making and large enough for its members to contribute experience and knowledge from different fields and for changes to the Board's composition to be managed without undue disruption.

Board members are elected on the basis of their knowledge and with a view to obtaining a good balance of skills such as finance, sector knowledge, operational experience, strategic thinking, ability to assess business models, etc.

Except for Onno van de Stolpe (CEO), all Board members are non-executive Directors.

The directors are elected by the Shareholders' Meeting for a maximum period of four years. Each director can at any time tender his resignation or be dismissed before the end of his mandate by decision of the Shareholders' Meeting, taken with normal majority. Directors can be re-elected.

The Shareholders' Meeting decides whether the directors are remunerated for the exercise of their mandate as directors. Nevertheless, all directors are reimbursed for the expenses reasonably incurred during the exercise of their mandate as a director.

The Board of Directors is authorized to take all actions which are necessary or useful to fulfill the corporate purpose of the Company, with the exception of those actions which are explicitly reserved for the Shareholders' Meeting by law or under the Articles of Association.

A meeting of the Board of Directors may be called by the Chairman, by two directors, or by the CEO. A meeting is validly held if an attendance quorum of at least half of the present or represented members of the Board of Directors is met. If a meeting is postponed for lack of quorum, a second meeting of the Board of Directors may validly deliberate and decide on the agenda items of the first meeting if at least two directors are present or represented at the second meeting.

Decisions of the Board of Directors are taken by normal majority. Blank and invalid votes are not included in the calculation of the votes cast. If the votes are tied, the Chairman of the Board of Directors has a casting vote.

In 2005, the Board of Directors held 9 regular meetings. In addition, there have been 3 Board meetings relating to the IPO and 8 Board meetings in connection with the BioFocus acquisition. Furthermore, there have been 5 meetings of the Offer Committee (which was a Committee consisting of at least two Board members, authorized by the Board of Directors of 19 September 2005 to take decisions in connection with the public offer for BioFocus plc).

The Board's role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed. Recurrent topics on the agenda of the Board meetings include a review of the operations from research, development and business point of view, financial review and interactions with other companies. Sometimes *ad hoc* Board meetings are held to deal with specific matters, *e.g.* the Board meeting of 29 March 2005 was fully dedicated to the preparation of the IPO (including but not limited to the consideration and approval of the draft prospectus to be submitted to the Banking, Finance and Insurance Commission, of the application of the inscription of the Company on the list of publicly listed companies, and of the corporate governance charters) and the Board meetings of 29 August 2005 and 19 September 2005 were fully dedicated to the preparation of the public offer for BioFocus plc.

2.2 *Board committees*

At its meeting of 29 March 2005, the Board of Directors approved the establishment of an Audit Committee, a Nomination- and Remuneration Committee, and an Executive Committee and approved the charters for these committees and appointed the members of these committees.

- Audit Committee

The Audit Committee consists of the following three Directors: Ferdinand Verdonck (Chairman), Barry Ross and Raj Parekh.

All members of the Audit Committee are non-executive directors, the majority of whom are independent. The Chairman is an independent non-executive director. All members dispose of the relevant expertise, especially in scientific and financial matters, to fulfill their task efficiently.

The members of the Audit Committee are appointed by the Board of Directors in order to develop long-term audit procedures relating to all Galapagos' activities. This task consists more specifically of: follow up on financial reporting and verification of financial data, verification and follow up of the internal control mechanisms, evaluation and verification of the effectiveness of the risk assessment systems, and follow up on the internal and external audit activities.

The Audit Committee's powers and responsibilities have been included in the charter of the Audit Committee. The Audit Committee will meet as often as necessary to ensure the committee's good operation, with a minimum of four meetings yearly convened by the Chairman. The Audit Committee reports its conclusions and recommendations to the Board of Directors and informs the Board of Directors regularly on the exercise of its tasks and on all matters that require immediate action or improvement.

In 2005, the Audit Committee held 3 meetings, in which it dealt with matters including audit review and procedures.

- Nomination- and Remuneration Committee

The Nomination- and Remuneration Committee consists of the following three Directors: Raj Parekh (Chairman), Ferdinand Verdonck and Wilson Totten.

All members of the Nomination- and Remuneration Committee are non-executive Directors, the majority of whom are independent Directors.

The Nomination and Remuneration Committee's role is twofold: drafting recommendations to the Board of Directors regarding the remuneration policy of Galapagos and the remuneration of directors and members of the Executive Committee, and selecting the appropriate candidate-directors and making recommendations to the Board of Directors in relation to the appointment of directors and members of the Executive Committee.

The Nomination and Remuneration Committee's powers and responsibilities have been included in the charter of the Nomination and Remuneration Committee. The Nomination and Remuneration Committee will meet at least twice yearly, as well as each time a meeting is required in view of the committee's role and responsibilities as convened by the Chairman. The Nomination and Remuneration Committee reports its conclusions and recommendations to the Board of Directors, while aiming to ensure utmost discretion in its reporting documents and proceedings.

In 2005, the Nomination- and Remuneration Committee held 6 meetings, in which it dealt with matters including appointment of senior executives, grants of warrants and bonuses, new warrant plans and envelopes for salary increases.

- Executive Committee

The Executive Committee currently consists of seven people, who not need to be a director. The executive director and CEO, Onno van de Stolpe, is Chairman of the Executive Committee.

On 31 December 2005, the Executive Committee consisted of the following members: Ir Onno van de Stolpe, CEO (since Galapagos' inception in 1999); Dr Graham Dixon, Senior Vice President Drug Discovery; Dr Dirk Pollet, Senior Vice President Licensing and Intellectual Property; Dr Andre Hoekema, Senior Vice President Corporate Development; Dr Christopher Newton, Senior Vice President BioFocus; Mr David Phillips, Senior Vice President Sales & Marketing; and Ms. Vicky Gwosdz, Head of Finance.

As per 1 February 2006, Mr David Smith became Chief Financial Officer on the Executive Committee and Ms. Gwosdz took on the role of financial controller and ceased to be a member of the Executive Committee.

The tasks of the Executive Committee include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to Galapagos' development in general; the drafting and development of policy guidelines to be approved by the Board of Directors; Galapagos' management through, among other things, the implementation of policy guidelines; the supervision of the performance of the business in comparison with the strategic goals, plans and budgets; and the support of the CEO with the day-to-day management of Galapagos.

The Executive Committee meets regularly, and at least once a month. The Executive Committee prepares quarterly reports for the Board of Directors. These management reports, sent to all directors within 15 days after the end of each quarter, give an overview of the most important events, a financial overview, an evaluation of the status of the budget and business plan and an overview of the policy the Executive Committee wishes to implement during the next quarter.

Besides the quarterly management reports, the Executive Committee immediately informs the Board of Directors of matters which may influence the Board of Directors' risk management policy (such as potential litigation, relations with major customers, and all facts which may substantially impact the market price of the Shares).

2.3 *New directors*

In 2005, two new non-executive Directors were appointed to the Board: Ferdinand Verdonck and Harrold van Barlingen.

Mr Verdonck is currently on the board of several companies, including Banco Urquijo (Spain) and Dictaphone Corporation (USA). His professional experience is based on his work, mainly in financial services, most recently as the managing director of Almanij and previously with Lazard Frères and Bekaert NV. His responsibilities entailed board participation in publicly traded and privately-held companies in many countries. He holds a law degree from the KU Leuven and degrees in economics from KU Leuven and the University of Chicago. Ferdinand Verdonck is an independent Director, meeting all the criteria set forth in Appendix A of the Lippens-Code.

Dr Van Barlingen is managing director of Thuja Capital BV and represents AlpInvest Partners on the Board. Thuja Capital is the exclusive manager of the direct life sciences portfolio of AlpInvest Partners, one of the largest private equity investors worldwide. Before founding Thuja Capital he headed the life science investments at AlpInvest partners. Prior to AlpInvest he worked as a consultant at the Boston Consulting Group. Prior to BCG, he headed the Benelux office of the Lewin Group (a Quintiles subsidiary), an international firm specialized in the field of health economy. He holds a MSc in Medical Biology and a PhD in the area of cardiovascular diseases, both from the University of Utrecht.

2.4 In 2005, none of the Directors that had been appointed as an independent Director have ceased to satisfy the requirements of independence.

2.5 The Company's Corporate Governance Charter includes a policy for transactions between the Company and its Directors and executive managers. The Board of Directors in its 2005 annual report to the shareholders has reported on the consultancy agreement between the Company and Parekh Enterprises Ltd (represented by Raj Parekh), agreed at normal market terms and in compliance with article 523 of the Code of Companies.

2.6 The Company's Corporate Governance Charter includes Protocols to prevent abuse of insider knowledge so as to prevent insider trading and market manipulation. One such Protocol is specifically designed to comply with the Belgian legal framework and the other one is designed to comply with the Dutch legal framework. At least once per year, the compliance officer sends a notice to all staff of the Company to remind them of the basic principles of these Protocols.

2.7 Remuneration of Non-Executive Directors

According to the decision of the Annual General Meeting of 29 March 2005 and effective as of the first listing of the Company's shares, the independent directors receive a remuneration of € 20,000 per year. The Chairman of the Audit Committee receives an additional amount of € 5,000 for performing this activity. The directors who do not qualify as independent directors do not receive a remuneration for their mandate as a director, but the expenses they incur relating to the exercise of their mandate, are reimbursed by the Company. The aggregate amount paid in 2005 to the Company's non-executive directors as remuneration for their mandate as a director and reimbursement of expenses relating to the exercise of their mandate, was of € 67,000.

The Board of Directors has elected the possibility, in deviation from the Belgian Corporate Governance Code, to grant warrants to non-executive Directors. By doing so, the Company has additional means to attract competent non-executive Directors and to offer them an attractive additional remuneration without this additional remuneration being fully at the charge of the Company's profit- and loss account. The offering of warrants is also a common practice in the sector in which the Company operates. Not having this possibility would imply an important disadvantage for the Company viz. competing companies who do grant warrants or stock options to non-executive directors. The Board is of the opinion that the granting of warrants does not have a negative influence on the function that non-executive Directors have to fulfill. In 2005, 40,000 warrants (pre-reverse share split 1:4) giving right to 10,000 shares were granted to an independent director.

2.8 The remuneration of the CEO consists of a basic part, a variable part and other components. In deviation from the Belgian Corporate Governance Code the Board of Directors has elected not to comply with the corporate governance recommendation to disclose all parts of the CEO's remuneration, such as the basic salary. The Board of Directors explains this non-compliance by referring to privacy concerns.

2.9 In 2005, the members of the Executive Committee were paid an aggregate amount of € 1,001,000 in salaries and an aggregate amount of € 270,000 in bonuses. Other components of their remuneration include contributions to the Company's pension and health insurance schemes, and certain fringe benefits of non-

material value. In this context, it is to be noted that certain members of the Executive Committee joined only in the course of 2005.

2.10 Only the CEO is a member of both the Executive Committee and the Board of Directors. The CEO does not receive any special remuneration for his work on the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Executive Committee.

2.11 In 2005, the following grants of warrants to the CEO and other members of the Executive Committee occurred:

Executive	Offer Date	Rights to subscribe to shares	Exercise Price	Expiry Date
Onno van de Stolpe	31 January 2005 4 July 2005	15,000 125,000	€ 6.76 € 6.91	31 January 2013 4 July 2013
Graham Dixon	31 January 2005	52,500	€ 6.76	31 January 2013
André Hoekema	31 January 2005 15 December 2005	37,500 12,500	€ 6.76 € 8.60	31 January 2013 15 December 2013
Vicky Gwosdz	31 January 2005	18,750	€ 6.76	31 January 2013
Christopher Newton	23 November 2005	50,000	€ 8.35	23 November 2013
David Phillips	23 November 2005	50,000	€ 8.35	23 November 2013

The warrants granted in January 2005 are granted under the Warrant Plan 2002 Belgium. The warrants granted thereafter are granted under the Warrant Plan 2005.

2.12 There are no special termination arrangements with any of the members of the Executive Committee.

2.13 Provisions of the Corporate Governance Code that were not complied with during 2005 relate to the grant of warrants to non-executive Directors (as explained in item 2.7 of this chapter) and the disclosure of the individual remuneration package of the CEO (as explained in item 2.8 of this chapter).

***

STOCK INFORMATION

Listings

Euronext Brussels	GLPG
Euronext Amsterdam	GLPGA
London Stock Exchange AiM	GLPG

Development of Share Price in 2005



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Galapagos
ING Euro Biotech Index
May 05
Jul 05
Sep 05
Nov 05

Financial Calendar 2006

Annual Results 2005	3 March, 2006
Annual Shareholder Meeting	4 April, 2006
Half year results 2006	4 August, 2006
Annual Results 2006	2 March, 2007
Annual Shareholder Meeting	3 April, 2007

CORPORATE INFORMATION

Galapagos NV has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Business number

Galapagos NV is registered with the Register of Legal Entities ("Rechtspersonenregisters") under business number 0466.460.429. Galapagos is registered in Mechelen, Belgium.

Legal form

Galapagos NV is a limited liability company ("naamloze vennootschap") incorporated under Belgian law. It has the capacity of a company that has called upon and calls upon public savings. Galapagos NV is incorporated for an unlimited duration.

Financial year

The financial year starts on 1 January and ends on 31 December.

Group structure

Galapagos NV holds all outstanding shares of:

- Galapagos Genomics BV, a company incorporated under the laws of the Netherlands, with registered office at Archimedesweg 4, 2333 CN Leiden, The Netherlands, and
- BioFocus plc, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom.

Statutory Auditor

Deloitte Bedrijfsrevisoren
Louizalaan 240
1050 Brussels, Belgium

Galapagos
Registration Document 2006

TABLE OF CONTENTS

1. RISK FACTORS

Prospective investors should carefully consider the risks described below, in addition to the other information in this 2006 Registration Document, before making an investment decision with respect to the shares. The risks that Galapagos now foresees might affect it to a greater or different degree than it currently expects. There are a number of important factors that could cause Galapagos' actual results to differ materially from those indicated by the forward-looking statements contained in this Registration Document. The risk factors listed below do not appear in any particular order.

1.1 Risks related to Galapagos' business

The success of Galapagos is uncertain due to its limited operating history, its history of operating losses and the uncertainty of future profitability.

Due in large part to the significant research and development expenditures required to novel drugs, Galapagos has not been profitable and has generated operating losses since its incorporation in 1999. Currently, Galapagos' revenues are generated by its business unit BioFocus DPI as well as by its drug discovery business unit. The combined revenue is insufficient to generate profits. As of 31 December 2006, Galapagos had an accumulated consolidated deficit of approximately €39 million and a deficit on the statutory accounts of €47.8 million. These losses remain on the balance sheet. Galapagos expects to incur losses for at least the next several years and expects that these losses will actually increase as it expands its research and development activities, incurs significant pre-clinical, clinical and testing costs and possibly expands its facilities. Moreover, Galapagos' losses are expected to continue even if its current research projects are able to successfully develop novel drug candidates. Loss-making service divisions acquired by Galapagos may not become profitable as quickly as planned, or remain profitable in the future if appropriate revenue growth is not achieved. If the time required to generate revenues and achieve profitability is longer than anticipated or if Galapagos is unable to obtain necessary capital, it may not be able to fund and continue its operations. Galapagos is unable to predict if or when it will achieve and maintain profitability.

Galapagos will need additional capital in the future to sufficiently fund its operations and research.

Galapagos will require additional financing in the future to fund its operations. Galapagos' operations require significant additional funding in large part due to its research and development expenses, future pre-clinical and clinical-testing costs and the possibility of expanding its facilities. Galapagos has consumed substantial amounts of capital to date and operating expenditures are expected to increase over the next several years as it expands its research and development activities. It is expected that because of these increasing expenditures and the resulting losses over the next few years, the net assets of Galapagos will again fall below half of its issued share capital (*maatschappelijk kapitaal*). If and when this happens, the procedure according to Article 633 of the BCC will require the Board of Directors to draw up a report to be submitted to the Shareholders Meeting with its recommendation and, if applicable, measures to be taken to redress the financial situation. Such Shareholders Meeting then has to decide upon either the continuation (after incorporation of the losses into the share capital) or the cessation of the activities of Galapagos. In the latter case, Galapagos will be liquidated and investors may not recover the full value of their investment.

Galapagos' future funding requirements will depend on many factors, including, but not limited to:

- Any changes in the breadth of its research and development programmes;
- The results of research and development, pre-clinical studies and clinical trials conducted by Galapagos or its collaborative partners or licensees, if any;
- The acquisition or licensing of technologies or compounds, if any;
- Its ability to establish and maintain new corporate relationships and research collaborations;
- Its ability to receive grants or subsidies;
- Its ability to increase sales in its service division BioFocus DPI;
- Its ability to manage growth;

- Competing technological and market developments;
- The time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims; and
- The receipt of contingent licensing or milestone fees from its current or future collaborative and license arrangements, if established.

To the extent that Galapagos raises additional funds through collaboration and licensing arrangements, it may be required to relinquish some rights to its technologies or product candidates, or grant licenses on terms that are not favorable to Galapagos. If adequate funds are not available, Galapagos will not be able to continue developing its products.

There is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates.

At the present time, most of Galapagos' operations are in the early stages of drug identification and development. To date, Galapagos has identified a number of potential drug targets and several chemical compound series, all of which are still in the early stages of development and have not yet been put into pre-clinical or clinical testing with the exception of oestradiol glycoside (E2G), for which an exclusive licensing option was obtained from ProStrakan in 2006 and which will enter phase II clinical testing in 2007. The current compound series in its programs that Galapagos has identified may not lead to successful drugs, and no approved drug resulting from its research may be commercially available for a large number of years, if at all. Galapagos' leads for potential drug compounds will be subject to the risks and failures inherent in the development of pharmaceutical products based on new technologies. These risks include, but are not limited to, the inherent difficulty in selecting the right drug target and avoiding unwanted side effects as well as the unanticipated problems relating to product development, testing, regulatory compliance, manufacturing, marketing and competition, and additional costs and expenses that may exceed current estimates.

Galapagos might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process or third-party supply.

Commercialization of Galapagos' product candidates depends upon successful completion of pre-clinical studies and clinical trials. Pre-clinical testing and clinical development are long, expensive and uncertain processes and Galapagos does not know whether it, or any of its collaborative partners, will be permitted to undertake clinical trials of any potential products, other than for E2G. It may take Galapagos or its collaborative partners several years to complete any such testing, and failure can occur at any stage of testing. Interim results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If and when Galapagos' projects reach clinical trials, Galapagos or its collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons. Competitors and third parties may develop similar or superior products or have proprietary rights that preclude Galapagos from ultimately marketing its products, as well as the potential risk that its products may not be accepted by the marketplace.

Should the Company at a certain point in time market a product which is manufactured and supplied by third parties, then there is a risk that if any of these third parties would cease supplying such product with or without warning there would be an interruption in supply which could have a material adverse effect on the Group's financial condition, result of operations and prospects.

If the relevant regulatory authorities do not approve products developed using Galapagos' technologies, Galapagos or its licensees will not be able to commercialise them, and it may not receive any royalty or other revenues.

The US Food and Drug Administration (FDA) must approve any pharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Agency for the Evaluation of Medicinal Products (EMEA), the European Commission and local regulatory bodies regulate pharmaceutical

products elsewhere. In the approval process, a product candidate must undergo extensive testing, which will take many years and require substantial expenditure.

If Galapagos' competitors develop technologies that are more effective than those of Galapagos, its commercial opportunity will be reduced or eliminated.
Galapagos' business environment is characterized by rapid technological change and complexity. Galapagos competes with other companies based on several factors, including technology, product offering, disease area, intellectual property, geographic area, and time to market. Galapagos believes that the key features of its approach to identification and validation of targets as well as the prevention and treatment of disease are unique and proprietary. For each product and disease area, however, there is a multitude of technological approaches. There are many established pharmaceutical and biotechnology companies with resources greater than those of Galapagos, as well as research and academic institutions that are actively working in similar areas. There can be no assurance that Galapagos' competitors will not succeed in developing technologies and products that are less costly or more effective than any product which is currently marketed or being developed by Galapagos, or which may reach the market first, or will be more successful than the services offered or products being developed by Galapagos.

Because most of Galapagos' expected future revenues are contingent upon collaborative and license agreements, Galapagos might not meet its strategic objectives.
The value of an investment in Galapagos is dependent upon Galapagos achieving its strategic aims. There is no certainty that anticipated revenues or profits will be achieved and hence that Galapagos will be able to pay for the commercialization of its products or that such products will appeal to potential licensees. Galapagos may also need to commit greater resources than have currently been budgeted for and it is possible therefore that Galapagos may have resource constraints on its ability to achieve its stated objectives.

Galapagos' ability to generate revenues in the short to medium term depends on its ability to enter into additional service contracts and collaborative and license agreements with third parties and to maintain the agreements it currently has in place. To date, part of Galapagos' revenue from the collaborative and license agreements has been related to the research phase of these agreements, which revenue is for specified periods and in certain cases partially offset by corresponding research costs, which are recorded in research and development expenses. Following the completion of the research phase of a collaborative or license agreement, additional revenue may come only from milestone payments, which may not be paid until some time well into the future, if at all. The risk is heightened due to the fact that unsuccessful research efforts by Galapagos or its collaborator may preclude it from receiving any contingent revenue under these agreements. Galapagos' receipt of revenue from collaborative and license arrangements is also significantly affected by the timing of efforts expended by Galapagos and its collaborators and the timing of reaching predefined milestones. Galapagos' business plan contemplates that in the longer term it will need to generate meaningful revenues from royalties and licensing agreements. To date, Galapagos has not yet received any revenue from royalties for the sale of commercial drugs, and it does not know when it will receive any such revenue, if at all.

If Galapagos' current corporate collaborations or license agreements are unsuccessful or if conflicts develop with these relationships, its research and development efforts could be delayed.
Galapagos' strategy depends upon the future formation and sustainability of multiple collaborative arrangements and license agreements with third parties. Galapagos relies on these arrangements not only for financial resources, but also for expertise that it expects to need in the future relating to manufacturing, sales and marketing, and for licenses to technology rights. To date, Galapagos has entered into several of such arrangements with corporate collaborators; however, it does not know if such third parties will dedicate sufficient resources or if any such development or commercialization efforts by third parties will be successful.

Should a collaborative partner fail to develop or commercialize a target to which it has rights from Galapagos, Galapagos may not receive any future milestone payments associated with the resulting product. In addition, the continuation of some of Galapagos' collaborative agreements may be dependent

on the periodic renewal of the alliances. They may terminate before the full term of the collaborations or upon a breach or a change of control. Galapagos may not be able to renew these collaborations on acceptable terms, if at all, or negotiate additional corporate collaborations on acceptable terms, if at all.

Galapagos is also a party to various license agreements that give it rights to use specified technologies in its research and development processes. Some of the agreements pursuant to which Galapagos has in-licensed technology permit its licensors to terminate the agreements under certain circumstances. If Galapagos is not able to continue licensing these and future technologies on commercially reasonable terms, its product development and research may be delayed.

Conflicts might also arise with respect to Galapagos' various relationships with third parties. If any of Galapagos' corporate collaborators were to breach or terminate its agreement with Galapagos or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected product candidates or research programs could be delayed or terminated. Galapagos generally does not control the amount and timing of resources that its corporate collaborators devote to its programs or potential products. Galapagos does not know whether current or future collaborative partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including its competitors, as a means for developing treatments for the diseases targeted by collaborative arrangements with Galapagos. Conflicts also might arise with collaborative partners concerning proprietary rights to particular compounds. In some of Galapagos' collaborations, Galapagos has agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under Galapagos' collaborations.

If Galapagos fails to enter into new collaborative arrangements in the future, its business and operations would be negatively impacted.

Although Galapagos has established several collaborative arrangements and license agreements, it does not know if it will be able to establish additional arrangements, including turn-key drug discovery and development alliances, or whether current or any future collaborative arrangements will ultimately be successful. For example, recently there have been and may continue to be a significant number of business combinations among large pharmaceutical companies that have resulted and may continue to result in a reduced number of potential future corporate collaborators, which may limit Galapagos' ability to find partners who will work with it in developing and commercializing its drug targets and drug candidates. If business combinations involving Galapagos' existing corporate collaborators were to occur, this could diminish, terminate or cause delays in one or more of its corporate collaborations.

Galapagos' success is dependent on intellectual property rights held by it and third parties and its interest in such rights is complex and uncertain.

Galapagos' success will depend to a large degree on its own, its licensees' and its licensors' ability to obtain and defend patents for each party's respective technologies and the products, if any, resulting from the application of such technologies. Galapagos has filed numerous patent applications relating to aspects of its technology, novel targets and new chemical entities; in addition it has acquired patent applications in these areas via the acquisitions of DPI, ProSkelia and BioFocus. As of the date of this prospectus eight families relating to technology and 5 families relating to novel chemical entities contain issued patents in the US, Europe or Japan. The remaining patent applications are still pending before the relevant patent offices. In addition, Galapagos is the exclusive licensee to two families relating to compounds and a novel target respectively which have issued patents in the US, Europe or Japan. In the future, Galapagos' patent position might be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in patents covering Galapagos' technology and its drug targets has emerged to date. Accordingly, Galapagos cannot predict the breadth of claims allowed in its or other companies' patents.

The degree of future protection for Galapagos' proprietary rights is uncertain and Galapagos cannot ensure that:

- It was the first to make the inventions covered by each of its pending patent applications;

- It was the first to file patent applications for these inventions;
- Others will not independently develop similar or alternative technologies or duplicate any of Galapagos' technologies;
- Any of Galapagos' pending patent applications will result in issued patents;
- The claims of issued patents will adequately protect the products to be developed;
- Any patents issued to Galapagos or its collaborators will provide a basis for commercially viable products or will provide Galapagos with any competitive advantages or will not be challenged by third parties;
- It will develop additional proprietary technologies that are patentable; or
- The patents of others will not have a negative effect on Galapagos' ability to do business.

Galapagos relies on trade secrets to protect technology where it believes patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While Galapagos requires employees, collaborators and consultants to enter into confidentiality agreements, it may not be adequately able to protect its trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.

Galapagos is a party to certain in-license agreements that are important to its business, and it generally does not control the prosecution of in-licensed technology. Accordingly, Galapagos is unable to exercise the same degree of control over this intellectual property as it exercises over its internally developed technology. Moreover, some of Galapagos' academic institution licensors, research collaborators and scientific advisors have rights to publish data and information to which Galapagos has rights. If Galapagos cannot maintain the confidentiality of its technology and other confidential information in connection with its collaborations, then its ability to receive patent protection or protect its proprietary information will be impaired. In addition, some of the technology Galapagos has in-licensed relies on patented inventions developed using US government resources. For additional information concerning Galapagos' intellectual property, see "Intellectual Property".

If a dispute arises regarding the infringement or misappropriation of the proprietary rights of others, such dispute could be costly and result in delays in Galapagos' research and development activities.

Galapagos' success will also depend, in part, on its ability to operate without infringing on or misappropriating the proprietary rights of others. There are many issued patents and patent applications filed by third parties relating to technology, products or processes that are similar to those of Galapagos or its licensors, and others may be filed in the future. There can be no assurance that Galapagos' activities, or those of its licensors, will not infringe patents owned by others. Galapagos believes that within the pharmaceutical and biotechnological industry there may be significant risks of litigation regarding patent and other intellectual property rights, and Galapagos does not know if it or its collaborators would be successful in any such litigation. Any legal action against Galapagos' collaborators or Galapagos claiming damages or seeking to enjoin commercial activities relating to the affected products, its methods or processes could:

- Require its collaborators or Galapagos to obtain a license to continue to use, manufacture or market the affected products, methods or processes, which may not be available on commercially reasonable terms, if at all;
- Prevent Galapagos from using the subject matter claimed in the patents held by others;
- Subject Galapagos to potential liability for damages;
- Consume a substantial portion of its managerial and financial resources; and
- Result in litigation or administrative proceedings that may be costly, whether Galapagos wins or loses.

If Galapagos or its licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, Galapagos or its licensees may be unable to develop or market products based on its technologies.

Galapagos may be unable to earn revenues from products based on its technologies or from its own products if a third party does not grant Galapagos or its licensees a necessary license or offers a license

only on unacceptable terms. Before Galapagos can market some of its products, it may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that Galapagos may wish to use or products that are similar to products that may be developed using its technologies. If these patent applications result in issued patents, Galapagos may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, Galapagos may be required to alter its technologies or potential products, or to avoid or stop certain activities. Galapagos' licensees may face similar problems.

If product liability lawsuits are successfully brought against Galapagos, it may incur substantial liabilities and may be required to limit commercialisation of its products.
The testing and marketing of medical products entail an inherent risk of product liability. If Galapagos cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialization of its products. Galapagos currently does not have product liability insurance and its inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products it develops, alone or with corporate collaborators. Galapagos or its corporate collaborators might not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances Galapagos is entitled to be indemnified against losses by its corporate collaborators, indemnification may not be available or adequate should any claim arise.

Galapagos has no experience in conducting clinical trials and manufacturing. Galapagos' lack of experience and need to rely on third parties may delay its clinical trials.
Galapagos has no experience in conducting the clinical trials necessary to obtain regulatory approval. Consequently, Galapagos may encounter problems in clinical trials that would cause Galapagos or the appropriate regulatory authorities to delay, suspend or terminate these trials. These problems could include the inability to conduct clinical trials at preferred sites, or the failure to enroll sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all. Galapagos also intends to use third parties to conduct clinical trials on its behalf and any failure of these third parties to perform under their arrangements with Galapagos in a timely manner may delay or terminate clinical trials. A delay or termination of clinical trials would result in a delay or inability to obtain the regulatory approval necessary for commercial distribution of potential products.

Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm Galapagos' business.
To obtain the requisite regulatory approvals to market and sell any of our product candidates, Galapagos must demonstrate, through extensive pre-clinical and clinical trials, that the product candidate is safe and effective in humans. Pre-clinical and clinical trials are expensive, can take many years and have an uncertain outcome. A failure of one or more of our clinical trials could occur at any stage of testing. Positive or timely results from pre-clinical and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the EMEA, the FDA or any other regulatory authority. Product candidates that show positive pre-clinical or early clinical results often fail in later stage clinical trials. Galapagos has limited experience in conducting the clinical trials required to obtain regulatory approval. Galapagos may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of patients, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. To date, Galapagos has not been involved in any clinical trials required for the approval of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed, suspended or terminated as a result of many factors, including:

- Galapagos' inability or the inability of Galapagos' collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in pre-clinical and clinical trials;
- the delay or refusal of regulators or institutional review boards to authorize us to commence a clinical trial at a prospective trial site;

- delays in patient enrollment and variability in the number and types of patients available for clinical trials;
- lower than anticipated retention rates of patients and volunteers in clinical trials;
- difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
- negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that Galapagos expects to be promising;
- poor effectiveness of product candidates during clinical trials;
- unforeseen safety issues or side effects;
- unfavorable governmental or regulatory inspection and review of a clinical trial site or records of any clinical or pre-clinical trial; and
- governmental or regulatory delays and changes in regulatory requirements, policies and guidelines.

Any delay in commencing or completing clinical trials for Galapagos' product candidates would delay commercialization of Galapagos' product candidates and severely harm Galapagos' business and financial condition. It is also possible that none of Galapagos' product candidates will complete clinical trials in any of the markets in which Galapagos or Galapagos' collaborators intend to sell those product candidates. Accordingly, neither Galapagos, nor Galapagos' collaborators, would receive the regulatory approvals needed to market Galapagos' product candidates, which would severely harm Galapagos' business and financial condition.

Galapagos relies and will rely on third parties to conduct (some of) its pre-clinical and clinical trials. If these third parties do not perform as contractually required or expected, Galapagos may not be able to obtain regulatory approval for or commercialize its product candidates.

Galapagos does not have the ability to independently conduct the majority of its pre-clinical and clinical trials for its product candidates, and it must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct pre-clinical and clinical trials. Nonetheless, Galapagos is responsible for confirming that each of its pre-clinical and clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the EMEA, the FDA and other regulatory agencies require Galapagos to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of pre-clinical and clinical trials to ensure that data and reported results are credible and accurate and that trial participants are adequately protected. Galapagos' reliance on third parties that it does not control does not relieve Galapagos of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our pre-clinical and clinical protocols or regulatory requirements or for other reasons, Galapagos' pre-clinical or clinical trials may be extended, delayed, suspended or terminated, and Galapagos may not be able to obtain regulatory approval for, or successfully commercialize, its product candidates.

Galapagos' research and development efforts will be seriously jeopardised if Galapagos is unable to attract and retain key employees and relationships.

Galapagos' success depends on the continued contributions of its principal management and scientific personnel and on its ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. In particular, Galapagos' research programs depend on its ability to attract and retain highly skilled chemists and other scientists. If Galapagos loses the services of certain personnel, including, in particular, members of its management team, its research and development efforts could be seriously and adversely affected. Although Galapagos generally has not experienced problems retaining key employees, its employees can terminate their employment with Galapagos at any time. Galapagos also may encounter difficulty in attracting enough qualified personnel as its operations expand and the demand for these professionals increases, and this difficulty could impede significantly the achievement of its research and development objectives.

Galapagos may be subject to damages resulting from claims that Galapagos or its employees or scientific consultants have wrongfully used or disclosed alleged trade secrets, proprietary information or confidential intellectual property of their former employers.

A number of Galapagos' employees or scientific consultants were previously employed at biotechnological or pharmaceutical companies, including its competitors or potential competitors. Although no claims against Galapagos are currently pending, it may be subject to claims that these employees or scientific consultants or Galapagos have inadvertently or otherwise used or disclosed trade secrets or other proprietary information or confidential intellectual property of their former employers. Litigation may be necessary to defend against these claims. Even if Galapagos is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Galapagos fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work or scientific consultants could hamper or prevent Galapagos' ability to commercialize certain product candidates, which could severely harm its business.

Galapagos' information technology systems could face serious disruptions that could adversely affect its business.

Galapagos' information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and fiber connection to the internet, face the risk of systemic failure that could disrupt its operations. Although Galapagos has disaster recovery plans in place, its internal infrastructure systems might be vulnerable to damage and interruption. A significant disruption in the availability of its information technology and other internal infrastructure systems could cause interruptions in its service to customers, delays in its research and development work or the loss or delay of client relationships.

If Galapagos uses biological and hazardous materials in a manner that causes injury or violates laws, it may be liable for damages.

Galapagos' research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. Galapagos cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, Galapagos could be held liable for damages that result, and any liability could exceed its resources. Galapagos is subject to laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant.

Galapagos is exposed to credit risk on accounts receivable from certain of its counterparties.

None of Galapagos' trade receivable accounts are covered by collateral or credit insurance, and Galapagos therefore bears the risk that one of its counterparties will be unable to pay against their trade receivable accounts. In the event that any of Galapagos' large counterparties are unable to pay against their trade receivable accounts, Galapagos could suffer a decline in proceeds and profitability. Although Galapagos has procedures to limit its exposure to credit risk from its counterparties, there is no assurance that it will be able to limit its potential loss of proceeds from clients who are unable to pay in a timely manner.

If ethical, legal and social issues related to the use of genetic technology and animal testing negatively affect regulatory approval, patentability or market acceptance of Galapagos' core technologies and of the products developed using these technologies, Galapagos would not be able to generate revenues from those products or its technologies.

The commercial success of Galapagos' core technologies and any potential product resulting from these technologies will depend in part on market acceptance of these technologies and resulting products. The use of genetic technology and the necessary animal testing in some of its research and development could generate negative publicity for Galapagos and public expressions of concern could result in stricter governmental regulation. Any of these factors could delay the successful development of potential products.

Galapagos has not paid dividends since the start of its operations in 1999, and does not expect to pay dividends on its shares in the foreseeable future.

The payment of dividends in the future will depend, among other things, upon Galapagos's earnings, capital requirements, including but not limited to a legally required reserve equal to the amount of capitalized development costs, and Galapagos' operating and financial condition. Currently, Galapagos does not expect to pay dividends on the shares in the foreseeable future. Furthermore, Galapagos's general reserve must be sufficient for any dividend payment. There can be no assurance that Galapagos will generate sufficient earnings to allow it to pay dividends, and if Galapagos does, the Shareholders Meeting of Galapagos may elect to reinvest instead of paying dividends.

Galapagos operates in a number of highly competitive market sectors, including some which are open to competitors based in low cost based countries.
Galapagos operates in a number of highly competitive market sectors, including some which are open to competitors based in low cost based economies such as India, China and Eastern Europe. Galapagos may lose business or suffer margin deterioration if it is unable to differentiate its products and services sufficiently from such competitors.

Galapagos may encounter difficulties with the integration of future acquisitions.
Part of the Company's business strategy is to acquire businesses and assets to strengthen the service division and drug discovery activities. There can be no guarantee that the Company will be able to successfully integrate any businesses or assets or retain any of the personnel and know-how of the businesses that it may acquire in future transactions or to obtain sufficient financing at acceptable terms for such acquisitions. No guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed that such agreements will be fulfilled. Loss-making service divisions acquired by Galapagos may not become profitable as quickly as planned, or remain profitable in the future if appropriate revenue growth is not achieved.

Galapagos may not be able to protect itself adequately from the effects of exchange rate fluctuations.
The Company is subject to risks of currency exchange to the extent that some of its revenues are received in currencies other than the currencies of the Company's related costs. Currency fluctuations between the euro and the other currencies in which the Company does business have caused and will continue to cause foreign currency transaction gains and losses. The Company cannot predict the effects of exchange rate fluctuations on its future operating results because of the number of currencies involved, the variability of currency exposures, and the potential volatility of currency exchange rates. In addition, it is subject to the legal and administrative practices related to foreign exchange in the countries outside the euro zone where it operates, which could change. The Company considers foreign exchange hedging transactions to manage its foreign currency exposure, but these may not adequately protect its operating results from the effects of exchange rate fluctuations.

The opportunity Galapagos was given to conduct due diligence was limited and may not have revealed all relevant facts.
Although Galapagos was given the opportunity to conduct, and did conduct, business, financial, tax and legal due diligence at a level considered appropriate for the purpose of arriving at a valuation of and proper assessment of the risks associated with recent acquisitions, including the acquisitions of Inpharmatica and ProSkelia, the time that was given to Galapagos in which to conduct such due diligence was restricted and therefore not all potential risks may have been discovered during the due diligence. Notwithstanding the due diligence, it cannot be excluded that Galapagos will encounter facts and situations that are currently not known to them and that are materially adverse to Galapagos' reputation and business, compliance with law, financial condition and/or results of operation.

1.2 Risks related to the shares

Dilution resulting from the exercise of outstanding warrants in the future and possible future capital raises could adversely affect the price of the shares.
The dilution resulting from the exercise of outstanding warrants could adversely affect the price of the shares. See also "Warrant plans". In addition, Galapagos may decide to raise capital in the future through public or private (convertible) debt or equity financings by issuing shares or preferred financing shares, debt or equity securities convertible into shares, or rights to acquire these securities, and exclude or limit

the preferential subscription rights pertaining to the then outstanding shares. If Galapagos raises significant amounts of capital by these or other means, it could cause dilution for its existing shareholders.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future.
The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price and volatility of the shares:

- Announcements of technological innovations or new commercial products or collaborations by Galapagos' competitors or Galapagos itself;
- Developments concerning proprietary rights, including patents;
- Developments concerning its collaborations;
- Publicity regarding actual or potential medical results relating to products under development by its competitors or Galapagos;
- Regulatory developments in Europe, the United States and other countries;
- Litigation; and
- Economic, monetary and other external factors.

Galapagos expects that its (interim) results of operations will fluctuate, and this fluctuation could cause the market price of its shares to fall, causing investor losses.
Galapagos' (interim) operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the market price of its shares to fluctuate significantly or decline. Some of the factors that could cause its operating results to fluctuate include:

- The performance of its service division BioFocus DPI ;
- The timing of entering into and the expiration of license agreements and co-development arrangements;
- The success rate of its own and its licensees' discovery efforts leading to royalties and other payments;
- The timing and willingness of its licensees to commercialize products which would result in royalties and other payments; and
- General and industry specific economic conditions, which may affect its own and its licensees' research and development expenditures.

A large portion of Galapagos' expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of its expenses and its revenues. Accordingly, if revenues decline or do not grow as anticipated, Galapagos may not be able to correspondingly reduce its operating expenses and may suffer losses accordingly. Galapagos' operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the market price of its shares would probably fall.

If securities or industry analysts cease to publish research or reports about Galapagos, or if they change their recommendations regarding the shares adversely, the Share price and trading volume could fall.
The trading market for the shares will be influenced by the research and reports that industry or securities analysts publish about Galapagos or its industry. If one or more of the analysts who cover Galapagos, or its industry, downgrade the shares, the market price of the shares would likely fall. If one or more of these analysts ceases coverage of Galapagos or fails to regularly publish reports on Galapagos, Galapagos could lose visibility in the financial markets, which in turn could cause the market price of the shares or the trading volume to fall.

If Galapagos' shareholders sell substantial amounts of the shares, the market price of the shares may fall.
If shareholders sell substantial amounts of the shares, the market price of the shares may fall. These sales might also make it more difficult for Galapagos to issue or sell equity or equity-related securities in the future at a time and price that Galapagos deems appropriate. Also see "Major Shareholders and Lock up agreements".

If Galapagos' largest shareholders choose to act together, they may be able to control Galapagos' management and operations, acting in their best interests and not necessarily in those of other shareholders.

Some of Galapagos' shareholders may together have the ability to influence or determine decisions requiring approval by shareholders. They may exercise this ability in a manner that advances their best interests and not necessarily those of other shareholders. Galapagos is not aware of the existence of any agreement to act together or cooperate in such a manner. For the avoidance of doubt, the lock-up agreements with the pre-IPO shareholders referred to under "Lock-up agreement" on page 97 and 98 ended on May 10, 2005.

The anti-takeover provisions in Galapagos' Articles of Association and the laws of Belgium may prevent a beneficial change in control.

The Articles of Association authorize the Board of Directors to take the following actions in the event of a public takeover: (i) to increase Galapagos's capital in one or more occasions as from the date of the notification by the BFIC to Galapagos of a public takeover offer for the shares and (ii) to acquire shares representing up to 10% of Galapagos's capital.

Under Belgian law, public takeover bids for all the outstanding voting securities issued by the Company are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Furthermore, in the event that an individual or a company intends to acquire the joint or exclusive control of the Company through one or several transactions and the price of the contemplated transfer includes a premium above market price, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for shares during the 12 months preceding the acquisition of control of the Company. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price. All these measures and provisions may have the effect of substantially discouraging a takeover bid by a third party.

On 5 January 2007, the Belgian Government published a draft bill regarding the implementation of the EU Directive 2004/25/EC (Take over Directive) of the European Parliament and of the Council dated 21 April 2004 and concerning public takeovers. According to this draft bill, a mandatory takeover bid must be made when, as a result of its own acquisition or the acquisition by persons acting in concert with it, a person owns, directly or indirectly, more than 30% of the securities with voting rights in a Belgian company whose securities are admitted to trading on a regulated or multilateral trading facility recognized by royal decree. Whether a premium is paid in excess of the market price will no longer relevant for the obligation to make a mandatory public bid. Galapagos believes that this law, implementing the EU Directive 2004/25/EC will be adopted prior to the Belgian parliamentary election that is scheduled on 10 June 2007. This coming law is subject to possible amendments and further provisions to be adopted by Royal Decree. This coming law may substantially discourage a takeover bid by a third party.

Being incorporated in Belgium, Galapagos is not subject to the UK City Code. Therefore a takeover of Galapagos would not be regulated by the UK takeover authorities.

The market price of Galapagos' shares may be subject to wide fluctuations in response to many factors.

Variations in the operating results of Galapagos, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, general economic conditions, legislative changes in Galapagos' sector and other events and factors can have an impact on the market price of Galapagos shares that are outside Galapagos' control.

2. GENERAL INFORMATION

The BFIC's approval does not imply any judgment on the merits or the quality of transactions set forth in this document or of Galapagos.

This present document is a registration document as mentioned in article 28 of the law of 16 June 2006 relating to the public offering of financial instruments and the admission for trading on a regulated market. It has been approved by the BFIC pursuant to article 23 of said law, on 20 March 2007. The BFIC has approved the English version of this Registration Document. The Galapagos shares are traded on Euronext Amsterdam and Brussels as well as on AIM in London. Euronext is a regulated market. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the official list of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.

The nominated advisor (NOMAD) for Galapagos on the AIM is ING Bank, N.V., London Branch. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the official list of the United Kingdom Listing Authority.

A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.

Each AIM company is required pursuant to the AIM Rules for Companies to have a nominated adviser. The nominated adviser is required to make a declaration to the London Stock Exchange on admission in the form set out in Schedule Two to the AIM Rules for Nominated Advisors.

London Stock Exchange plc has not itself examined or approved the contents of this document.

2.1 Language of this Registration Document

This Registration Document is published in English and in Dutch. The English version and the Dutch version have equal evidential value. Mr. Onno van de Stolpe assumes the responsibility for the translation of the English version of this Registration Document into Dutch.

2.2 Availability of the Registration Document

The Registration Document dated 20 March 2007, is available to the public free of charge on the Galapagos Website: (http://www.glpg.com/investor/financial_reports.htm)

Printed copies can be obtained free of charge upon simple request to:

Galapagos NV
Attention: Investor Relations
Generaal De Wittelaan L11/A3
2800 Mechelen, Belgium
Phone: +32 15 34 29 00
Fax: +32 15 34 29 01
E-mail: ir@glpg.com

2.3 Forward-looking statements

This Registration Document contains forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "continue," and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which might cause the actual results, financial condition, performance, or achievements of Galapagos to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the public is cautioned not to place any undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Registration Document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this Registration Document to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based, unless such statement is required pursuant to applicable laws and regulations.

2.4 Responsibility for this Registration Document

The Board of Directors of Galapagos, represented by all its members referred to in the chapter called Board of Directors, assumes the responsibility for the contents of this Registration Document. The Board of Directors declares that, having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

2.5 Audit of the consolidated financial information

Deloitte Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr Gert Vanhees, accepts responsibility for its report on Galapagos contained in "Consolidated financial information," as is stated in the independent auditor's report which can also be found in "Consolidated financial information." To the best of the knowledge of Deloitte Bedrijfsrevisoren (which has taken all reasonable care to ensure that such is the case), the information contained in such reports is in accordance with the facts and does not omit anything likely to affect the import of such information. The membership number of Deloitte Bedrijfsrevisoren with the Belgian Institute of Chartered Accountants (Instituut der Bedrijfsrevisoren) is IBR014.

The consolidated annual accounts of Galapagos as at and for the years ending on 31 December 2006, 2005 and 2004, drawn up in accordance with the International Financial Reporting Standards (IFRS), have been audited by the statutory auditor Deloitte Bedrijfsrevisoren, represented by Mr Gert Vanhees. The auditor's report on the consolidated annual accounts for the years ending on 31 December 2006, 2005 and 2004 is included in "Consolidated Financial Information."

2.6 Other notices

No representation

No dealer, sales person or other person has been authorized to give any information or to make any representation in connection with Galapagos that is not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized or acknowledged by Galapagos. Statements made in this Prospectus are valid on the date set forth on the cover page of this Prospectus. The delivery of this Prospectus will not imply under any circumstance that there have been no changes in the affairs or financial situation of Galapagos since the date of this Prospectus, or that material information contained in this document is correct after the date of this Prospectus.

Decision to invest

In making an investment decision regarding the shares of Galapagos, potential investors must rely on their own examination of Galapagos, including the risks and merits described in this Prospectus. Any

summary or description of legal provisions, corporate structuring or contractual relationships set forth in this Prospectus is for information purposes only and should not be construed as legal or tax advice as to the interpretation or enforceability of such provisions or relationships. In case of any doubt relating to the contents or the meaning of the information contained in this document, prospective investors should consult an authorized or professional person specialized in advice on the acquisition of financial securities. The shares have not been recommended by any national, federal or state securities commission or regulatory authority in Belgium or elsewhere.

Certain restrictions on the distribution of this Prospectus

The distribution of this Prospectus may be restricted by law in certain jurisdictions outside Belgium and the Netherlands. Galapagos does not represent that this Prospectus may be lawfully distributed in jurisdictions outside Belgium and the Netherlands. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Galapagos.

Industry data, market share, ranking and other data

Unless indicated otherwise in this Prospectus, industry data, market share data, ranking and other data contained in this Prospectus are based on independent industry publications, on reports by market research firms and on other independent sources or on Galapagos' management's own estimates, believed by management to be reasonable. The information provided by third parties has been accurately reproduced in the Prospectus and, as far as Galapagos is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Galapagos has not independently verified this information.

Furthermore, market information is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market information. As a result, prospective investors should be aware that Galapagos cannot guarantee that industry data, market share, ranking and other similar data in this Prospectus, and estimates and beliefs based on such data, are correct.

Rounding of financial and statistical information

Certain financial and statistical information in this Prospectus have been subject to rounding adjustments and to currency conversion adjustments. Accordingly, the sum of certain data may not be equal to the expressed total.

3. FINANCIAL HIGHLIGHTS

3.1 Consolidated income statement for the year ended 31 December 2006

Thousands of €	**2006**	**2005**	**2004**
Revenues	35,152	11,240	7,777
Cost of sales	-19,533	-4,829	-1,288
Gross profit	15,619	6,411	6,489
Other income	2,993	78	
R&D Expenditure	-15,863	-8,900	-7,343
General and administrative costs	-11,963	-3,537	-2,620
Sales and marketing expenses	-1,972	-421	-134
Integration costs	-621	-281	
Operating loss	-11,807	-6,650	-3,608
Finance income	370	368	202
Finance costs	-1,057	-369	-162
Loss before tax	-12,494	-6,651	-3,568
Current income tax charges	1,159	110	-21
NET LOSS FOR THE YEAR	-11,335	-6,541	-3,589
Weighted average number of ordinary shares in issue ('000)	13,543	8,936	5,939
Basic and diluted loss per share in €	-0.84	-0.73	-0.60

3.2 Consolidated balance sheet at 31 December

Assets

Thousands of €	2006	2005	2004
NON-CURRENT ASSETS	**87,781**	**45,018**	**3,072**
Goodwill	35,560	29,481	
Intangible assets	17,844	4,869	447
Property, plant and equipment	25,965	9,399	2,625
Deferred tax assets	727		
Available for sale financial assets	1,054	978	
Other non-current assets	6,631	291	
CURRENT ASSETS	**79,865**	**36,545**	**12,541**
Inventories	3,499	3,142	98
Trade and other receivables	24,847	9,786	2,169
Cash and cash equivalents	51,519	23,617	10,274
TOTAL ASSETS	**167,646**	**81,563**	**15,613**

Equity and liabilities

Thousands of €	2006	2005	2004
TOTAL EQUITY	**109,542**	**61,136**	**10,367**
Share capital	104,396	69,049	31,557
Share premium account	44,170	19,816	
Translation differences	9	3	
Accumulated losses	-39,034	-27,731	-21,190
TOTAL LIABILITIES	**58,104**	**20,427**	**5,246**
NON-CURRENT LIABILITIES	**28,826**	**6,362**	**1,638**
Pension liabilities	905		
Provisions	22,089		
Deferred tax liabilities	594	1,542	225
Finance lease liabilities	4,595	4,606	1,413
Other non-current liabilities	643	214	
CURRENT LIABILITIES	**29,278**	**14,065**	**3,608**
Provisions	556		
Financial lease liabilities	3,172	2,967	106
Other financial liabilities		394	
Trade and other payables	25,431	9,568	2,766
Current income tax payable	119	1,136	736
TOTAL LIABILITIES AND EQUITY	**167,646**	**81,563**	**15,613**

3.3 Consolidated cash flow statement for the years ended 31 December

Thousands of €	2006	2005	2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,617	10,274	13,036
Result from operations	-11,807	-6,650	-3,608
Adjustments for:			
Depreciation of property, plant and equipment	3,480	941	763
Amortization of intangible fixed assets	1,246	374	332
Impairment loss on intangible assets	10		93
Exchange gain on translation of net assets of subsidiary	-68	-219	
Share based compensation	703		
Increase provisions	-74		
Negative goodwill	-2,425		
Operating cash flows before movements in working capital	**-8,933**	**-5,554**	**-2,512**
(Increase)/Decrease in inventories	293	943	51
(Increase)/Decrease in receivables	-3,487	-2,319	844
Increase/(decrease) in payables	7,326	3,377	-936
Increase/(decrease) in provisions		-7	
Cash used in operations	**-4,801**	**-3,560**	**-2,553**
Interest paid and other financial costs	-1,057	-369	-157
Taxes	-3,452	42	
NET CASH FLOWS USED IN OPERATING ACTIVITIES	**-9,310**	**-3,887**	**-2,710**
Purchase of property, plant and equipment	-4,120	-1,061	-103
Purchase of and expenditure in intangible fixed assets	-146	-50	-45
Acquisition of subsidiary	1,798	-2,807	
NET CASH USED IN INVESTING ACTIVITIES	**-2,468**	**-3,918**	**-148**
Repayment of obligations under finance leases	-1,553	-351	-106
Proceeds of capital increases, net of issue costs	40,949	20,821	
Proceeds from share issues		322	
Interest received and other financial income	370	368	202
NET CASH FROM FINANCING ACTIVITIES	**39,766**	**21,160**	**96**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**27,986**	**13,355**	**-2,762**
Effect of exchange rates on cash and cash equivalents	-86	-12	
CASH AND CASH EQUIVALENTS AT END OF YEAR	**51,519**	**23,617**	**10,274**

4. ACTIVITIES OF GALAPAGOS

4.1 Principle activities

Galapagos is a drug discovery company with two operating divisions: Drug Discovery and BioFocus DPI, Galapagos' service division. Its Drug Discovery division has programs in research for bone and joint diseases. In addition, it is planning to start a clinical program in menopausal hot flashes. Galapagos' Drug Discovery division has programs to develop novel drugs based on drug targets which Galapagos believe will be disease-modifying in selected disease areas for which there is a need for safe and effective medicines. The BioFocus DPI service division offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and validation, screening and drug discovery through to delivery of pre-clinical candidates. BioFocus DPI also provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET[1] database products to select targets and compounds. Galapagos employs over 450 people and operates facilities in eight countries, with global headquarters in Mechelen, Belgium.

Business strategy

Galapagos' ambition is to become a world-leading biotechnology company with breakthrough medicines for the treatment of bone and joint disease. In line with this, its business model contains the building blocks to maximize the present and near-term revenues of its target and drug discovery technologies, while preserving the long-term value of the development of novel drugs. Galapagos focuses on:

- Bringing own products into clinic;
- Growing through organic growth and acquisition;
- Establishing strategic alliances through turn key deals with large pharmaceutical companies;
- Using service unit as cash generator for internal development.

4.2 Drug Discovery division

Overview

Galapagos' Drug Discovery division, based in Mechelen, Belgium and Romainville, France, is developing new drugs based on targets in rheumatoid arthritis, osteoarthritis, and osteoporosis. Galapagos has decided to focus its drug discovery efforts on these diseases as these:

- Address large markets with high underserved medical needs that are growing because of the aging population. Focusing on diseases that affect mainly the elderly and that are currently underserved provides a multi-billion market opportunity for the pharmaceutical and biotech industry;
- Are closely linked, which provides synergy with regard to expanding disease expertise in Galapagos and in future product development, including design of clinical trials; and
- Have *in vitro* disease models requiring the use of primary human cells and long-term knock-in or knock-down of the protein, providing a competitive advantage for Galapagos in the discovery of targets using its technology platform.

In addition, Galapagos has an exclusive option to license oestradiol glycoside from ProStrakan, a product aimed at 'hot flashes'.

The programs in bone and joint diseases are now progressing through drug discovery with the aim of bringing novel drugs into the clinic and onto the market. Galapagos intends to partner its programs during pre-clinical or clinical development, including at the point where a clinical effect of the drug has been shown in humans.

[1] ADMET is the acronym for Absorption, Distribution, Metabolism, Excretion and Toxicity; meeting parameters against these five criteria is critical to the success of a pharmaceutical compound as a drug.


Galapagos pipeline January 2007
Drug target Indication Target discovery Lead generation Lead optimization Preclinical IND Phase I Phase 2
E2G Women's health
SARM OP
OARA OP
GT418 RA
IRAM Bone metastasis
SARM Cachexia
GT746 OA
GT622 OA
GT448 OA
GT146 RA
GT442 RA
GT609 OA
Balanced portfolio
• early & late stage programs
• novel & known targets
Galápagos

Figure 1: Galapagos' clinical pipeline January 2007

With multiple targets in each program, Galapagos has balanced risk across disease areas and target families within those diseases.

Competitors in bone and joint disease

Galapagos' Drug Discovery division is developing products targeting very large markets. Because each of Galapagos' core disease areas has an estimated yearly market value of several billions, one should expect severe competition in bringing drugs into these treatment markets. Competition comes from the large pharmaceutical companies like Abbott, Amgen, BMS, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Procter & Gamble, Roche, Pfizer, Schering-Plough and Wyeth as well as from biotechnology companies. These companies have projects targeting these markets in various stages of development and are applying different approaches: small molecule drugs, antibodies and protein therapeutics. Several of these companies are developing compounds based on the same targets. In view of the large interest of pharmaceutical companies in getting access to targets of Galapagos and discussions with these companies regarding their drug development programs, Galapagos believes that the number of competitors in terms of bringing truly innovative drugs to the market is relatively small. Most companies focus on developing products based on known disease pathways and targets, while Galapagos has a balanced approach, in which it combines programs on proprietary, novel targets, that could result in novel treatment methods, with programs based on clinically validated targets. Galapagos obtained these programs based on clinically validated targets through the acquisition of ProSkelia in 2006. With regard to its proprietary targets, Galapagos has filed patent applications aimed at protecting the function of the drug targets that it has identified and validated, thereby limiting the probability for competition for drugs acting via these targets.

For Galapagos it is a potential advantage that most major pharmaceutical companies have one or more discovery programs in the bone and joint disease as it allows more opportunity for partnerships. As with its osteoarthritis alliance with GSK, Galapagos intends to partner certain programs at appropriate stages

of development with companies that are well-positioned in this market and who will be able to progress the product to the market in the shortest time.

Drug discovery process

The drug discovery process can be divided into several phases. The figure below shows an overview of these phases and the main activities within these phases. In addition, the figure shows rough estimates of the durations of the phases, based on historical statistics. It should be noted that not all borders between the phases are strictly defined. Activities in certain phases could extend into adjacent phases and activities in adjacent phases could be executed in parallel instead of sequentially.

Product development

	Target discovery	Hit identification	Lead identification	Lead optimisation	Pre-clinical studies	Investigational New Drug Application
• Activities	• Identification of a target (a human protein that plays a key role in a disease process) • Validation of the disease-modifying potential of the target	• Identification of a compound that modulates the activity of the target	• Characterisation of structure-activity relationship of compounds designed around the hit • Optimisation of affinity and selectivity of the compound • Early assessment of ADME (absorption, distribution, metabolism and excretion) properties by computer simulation	• Optimisation of the lead into a molecule with drug-like characteristics • Optimisation of drug characteristics like ADME properties, toxicity, bioavailability and solubility	• Assessment of safety and biological efficacy in laboratory and animal studies • Patenting of compound usually takes place in this phase • Optimisation of pharmacokinetic properties	• Obtainment of approval from competent authorities to initiate trials in humans
• Typical duration	• 1 – 4 years	• 0.5 year	• 1 year	• 1.5 years	• 1 years	• 1 month

Clinical trials

	Investigational New Drug Application	Phase I studies	Phase II studies	Phase III studies	New Drug Application	Sales (and Phase IV studies)
• Activities	• ...	• Trials in less than 100 healthy volunteers • Assessment of safety • Establishment of safe dosage for future trials • Investigation of the drug's absorption, distribution in the body and elimination from the body	• Trials in up to several hundreds of patients • Assessment of efficacy and optimal dosage	• Trials in several hundred to several thousand patients • Statistically significant affirmation of efficacy, dosage and safety • Continued monitoring for possible adverse effects • Comparison with other existing treatments or placebo • Study of combination with other existing treatments	• Obtainment of approval from competent authorities to market the new drug	• Marketing • Prescription of the treatment by physicians • Continued monitoring for possible side effects • (Possible additional research to support marketing efforts and develop extensions of the product) • (Possible Phase IV studies to evaluate long-term or combination therapy effects)
• Typical duration	• ...	• 1 year	• 1 – 2 years	• 1.5 – 3 years	• 0.5 – 2 years	• 10 years

Figure 2: Indicative overview of the drug discovery process

Galapagos' approach to drug discovery

Galapagos' drug discovery research focuses for a large part on programs based on novel targets identified through Galapagos' proprietary adenoviral technology in combination with programs based on known targets, obtained through Galapagos' acquisition of ProSkelia.

Galapagos has taken a novel approach to drug discovery by combining genome-wide knock-in and knock-down of human proteins with cell based assay systems to analyze biological functions. The technology has two pillars: (i) a proprietary target discovery platform of adenoviruses containing human gene sequences and (ii) functional cellular assays that mimic human diseases. This combination has enabled Galapagos to identify and "validate" novel drug targets in a number of major diseases. Galapagos has designed its screening programs using a "critical-path" methodology that is fundamentally different from conventional genomics technologies. Galapagos functionally identifies potential targets by first designing assays for disease-relevant biology. By further validating these proteins in more advanced studies, Galapagos is able to identify validated targets that regulate key disease pathways and that can causally change a disease process when manipulated by a drug.

With this approach, Galapagos selects pharmaceutically tractable protein targets directly by their ability to regulate key disease biology. In this way, Galapagos aims to reduce the risk of failure in drug discovery against novel protein targets by entering better validated, and drugable targets into development, which are, to the best of its knowledge, not available to competitors. Galapagos believes this provides a significant and substantial competitive advantage in its core disease programs.

With the addition of the ProSkelia products to the portfolio in late 2006, Galapagos has broadened its approach to drug discovery, by adding programs that are based on clinically validated targets, thereby reducing the risk of novel target approaches. Although these programs will, if they deliver a new drug to the market, not represent a new therapeutic class, there is still great value in delivering effective novel drugs for these targets, and these programs fit well in a balanced drug development portfolio with both new and known targets. Galapagos aims to reduce the risk of its drug discovery program through this balanced portfolio of compounds targeting proteins known to be involved in the disease process and compounds that regulate targets proprietary to Galapagos and not accessible to its competitors.

4.3 Galapagos technologies

Adenoviral technology

In order to study proteins in human cells, Galapagos takes advantage of adenoviruses. This virus has been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. It has been made "replication incompetent," meaning it is unable to reproduce in any cell type, other than the PER.C6 cell line which is used for the production of the virus. Because the virus cannot reproduce in other cell types, it will minimally interfere with the human cell behavior when used in human cell based assays, but instead increase expression of RNA coded for by the DNA that was inserted in the viral genome.

For its Silence Select knock-down viruses, a short piece of DNA is inserted into the virus, which, upon infection of a cell by the virus, causes the cell to make a small strand of RNA (shRNA) that specifically "silences" the expression of the targeted gene by reducing the RNA of the gene as well as the amount of corresponding protein in the cell. For the knock-in viruses, a human gene (a "cDNA") is inserted in the virus, so that upon infection of a cell by the virus, this cell starts to produce (more of) the corresponding protein.

High-throughput assay development

Cellular assays are the basis for the "functional" discovery of novel targets. The assays are designed around key disease pathways using primary human cells. In the assays, cells in wells of micro titer plates are infected with the arrayed collections of knock-down and knock-in adenoviruses, whereby cells in a well are infected with one specific adenovirus, followed by the detection of any change in cellular behavior or phenotype. Galapagos scientists have developed a significant expertise in handling primary human

cells relevant to the bone & joint disease area (synovial fibroblasts, macrophages, T-cells, osteoclasts, osteoblasts, chondrocytes) and in development of disease-relevant cell-based assays.

Bioinformatics
The bioinformatics team has built extensive expertise in scientific data management. Around a set of proprietary databases containing information on potential drug targets, Galapagos has built tools to support drug identification and validation of targets and selection for progression into drug discovery research. As most of the databases and tools have been built in-house, Galapagos has control over these and can adapt the systems for future needs towards drug discovery, without compromising support for current business activities. Through the acquisition of Inpharmatica in December 2006, Galapagos acquired a suite of genome-scale predictive products and services for drug discovery research, thereby improving the Group's ability to select targets and compounds based on predictive models and expertise. These technologies include ADMET services (Admensa™), a novel approach to prioritize chemical compounds in drug screening, as well as chemo-informatics services (Chematica™) to select the best targets for drugability.

Medicinal chemistry and biochemistry
Galapagos has medicinal chemistry groups in Mechelen and in Romainville. In addition, it is subcontracting substantial medicinal chemistry activities with BioFocus DPI. Galapagos also operates a biochemistry/cell biology group, whose task is to provide biochemical and cellular assays to drive medicinal chemistry programs. This group has extensive expertise in screening adenovirus as well as compound libraries in *in vitro* and cell-based assays.

***In vivo* disease models and safety pharmacology**
Galapagos has selected pre-clinical proof-of-principle animal models for its core therapeutic areas. To date this work has been conducted externally, outsourced to academic and commercial organizations running specific models. These activities will now also be performed internally in Romainville, thanks to the acquisition of the animal facility and *in vivo* pharmacology of ProSkelia. Safety assessment in animal models includes mutagenicity, toxicology and safety pharmacology.

Clinical development
Galapagos is planning to build a core pre-clinical group to progress pre-clinical candidates through the various stages of development. Though the acquisition of ProSkelia, Galapagos has access to a small team with pre-clinical expertise. Galapagos is scheduled to source most clinical activities to contract research organizations to secure a flexible access to development activities. With its internal development group, Galapagos aims to be well-positioned to progress compounds from its internal programs and to in-license additional compounds for further pre-clinical development. This group will be expanded as the portfolio of compounds in development increases.

4.4 Galapagos' drug discovery programs

Rheumatoid arthritis
Rheumatoid arthritis is a chronic disease whose hallmarks are joint destruction and inflammation leading to progressive disability. Production of collagenolytic proteases by the hypertrophic synovium (the pannus, an aggressive invasive tissue) is widely recognized to be the major cause of joint, cartilage and bone destruction. The focus of Galapagos' rheumatoid arthritis target discovery program is to identify novel targets whose modulation significantly diminishes the erosive activity of the pannus and where the medicine has the potential to have a better safety profile and ease of use than the currently available anti-TNF biopharmaceuticals.

Market description
The autoimmune diseases, such as rheumatoid arthritis, are receiving increasing attention in the pharmaceutical industry as progress is made in the understanding of immune and inflammatory processes. Rheumatoid arthritis is one of the more common and difficult to treat autoimmune diseases and there is a great deal of interest in the discovery of novel drugs to treat this condition.

Non-steroidal anti-inflammatory drugs (NSAIDs) have been the mainstay of the treatment of rheumatoid and other forms of arthritis. However, NSAIDs relieve the symptoms of arthritis such as pain and swelling without changing the course of underlying disease. There have been considerable efforts to develop drugs that modify disease progression and these have met with variable success. Immunosuppressants and anti-metabolite drugs are effective but have dose-limiting adverse effects.

During the last few years however, basic research efforts have significantly progressed the understanding of autoimmune disorders such as rheumatoid arthritis. The disease is considered to be caused by increased chemotactic and immunostimulatory activity within the joints of sufferers resulting in an influx of inflammatory cells. The presence of activated immune cells increases local levels of cytokines and other inflammatory mediators propagating this process and supporting pannus proliferation and neovasculaturization, cartilage and bone erosion and eventual joint destruction.

One of the most exciting developments in the management of rheumatoid arthritis has been the introduction of the anti-TNF biopharmaceuticals. These drugs represent a real step forward in the development of anti-inflammatory therapies, although an increased incidence of rare diseases has been reported related to the general immuno-suppressive activity of these agents. They are also limited to intravenous dosing, which is not preferable for a chronic disease.

Galapagos' market position

The aim of Galapagos' drug discovery program in rheumatoid arthritis is to find a therapeutic that is orally available and inhibits the wide-range of triggers that cause the disease. Galapagos' proprietary drug targets interact with the synoviocytes. Inhibition of these targets in human synoviocytes *in vitro* prevents matrix destruction induced by a cocktail of inflammatory cytokines. This approach holds the promise to reduce joint destruction. The added potential advantage over the anti-TNF therapies is that it will be an oral therapy that might have less immunosuppressive activity. The resulting therapeutic approach is therefore expected to be complementary to, as well as possibly an improvement over, existing therapies.

Program description

Rheumatoid arthritis was the first target validation program to deliver validated targets at Galapagos. Starting in 2004, Galapagos initiated drug discovery programs aimed at identifying orally, bioavailable small molecule inhibitors for these proprietary targets. In December 2005 a proof of concept in a collagen-induced mouse model was achieved, showing significantly reduced paw swelling and validating the Group's core target discovery engine technology. In 2006, a step change in potency and *in vivo* pharmacokinetic properties was achieved on the most advanced drug candidates in rheumatoid arthritis. The molecules from this series demonstrated activity in the therapeutic collagen-induced arthritis model in mice - the industry standard model for rheumatoid arthritis.

Osteoarthritis

Osteoarthritis is the most common form of arthritis. It is a degenerative disease characterized by joint destruction and loss of articular cartilage. For years, scientists thought that osteoarthritis was simply a disease of "wear and tear" that occurred in joints as people got older. In the last decade, however, research has shown that there is more to the disorder than aging alone. The production, maintenance, and breakdown of cartilage, as well as bone changes in osteoarthritis, are now seen as a series or cascade of events.

Market description[2]

It is expected that with the aging of the population, more individuals will be prone to developing osteoarthritis. As mobility of seniors is of great importance in order to maintain a high quality of life, preventing the severity of osteoarthritis is seen as immense clinical need over the next decade. Given a market already reaching €7 billion and the absence of a disease modifying treatment, the potential of a disease modifying medicine is well in excess of that number.

---

[2] Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004.

Many osteoarthritis patients have pain that persists despite the use of simple pain relievers. Some of these patients use NSAIDs instead. Health care providers are concerned about long-term NSAID use because of possible serious side effects. None of the currently available therapies prevent osteoarthritis or even reverse or block the disease process. Present treatments act by relieving the symptoms. Researchers are looking for drugs that would prevent, slow down or reverse joint damage, such as growth factors or other natural chemical messengers. These potential medicines may be able to stimulate cartilage growth or repair.

Galapagos' market position

Galapagos' osteoarthritis research has resulted in the discovery of a number of targets. Inhibition of these targets in the chondrocytes *in vitro* leads to a production of stable cartilage. Therefore drugs modifying these targets may be able to prevent and potentially, repair damage to the cartilage. Galapagos' therapeutic approach aims to prevent and stop cartilage degradation - resulting in disease-modifying outcomes, which will be superior to existing therapies.

Program description

The focus of Galapagos' osteoarthritis program has been to identify disease modifying therapies for osteoarthritis. The strategy has been to identify genes that a) stimulate anabolic repair processes (chondrogenesis) in affected joints and b) prevent the catabolic processes responsible for the breakdown of cartilage. Galapagos' proprietary drug targets that resulted from this program target the chondrocytes. Inhibition of these targets in human chondrocytes *in vitro* leads to a net production of stable cartilage and should therefore be able to prevent and repair damage to the cartilage in patients. In January 2007, Galapagos announced the achievement of Proof of Principle in a relevant OA animal model, showing *ex vivo* protection of bovine cartilage explants treated with compounds developed against Galapagos' OA targets. Galapagos has several series of proprietary compounds in hit-to-lead and lead optimization that have potential to deliver a novel therapeutic for the treatment of OA.

In June 2006, Galapagos entered a drug discovery and development alliance with GlaxoSmithKline in osteoarthritis. The aim of this turn-key agreement is for Galapagos to expand its portfolio of novel validated targets in the field of osteoarthritis, to conduct compound screening, identify tractable hits, pursue a number of hit-to-lead programs, and develop the resulting leads into candidate selection compounds through to a successful Proof of Concept in Phase IIa clinical trials. GSK will have exclusive options to further develop and commercialize these compounds on a worldwide basis. Galapagos will have the right to further develop and commercialize compounds for which GSK does not exercise its option. Galapagos will contract a substantial part of the activities to its service division, BioFocus DPI. The focus of the alliance's efforts will be on delivering disease-modifying drugs with clinical Proof of Concept for osteoarthritis to GSK's global research and development organization. In December 2006, Galapagos achieved a first milestone of €400,000 in this alliance.

Osteoporosis

Osteoporosis is an age-related disorder characterized by low bone mass and structural deterioration of bone tissue, leading to porous bones and an increased risk of fracture. Bone is a dynamic tissue, with bone being removed (resorbed) and added (formed) throughout one's lifetime. Osteoporosis develops when bone resorption occurs too quickly or if formation occurs too slowly. One out of every two women over 50 and one in every four men over 50 will have an osteoporosis-related fracture in their lifetime. The most common cause of osteoporosis in women is loss of estrogen, which occurs at menopause.

Current therapies for osteoporosis include estrogen and selective estrogen receptor modulators, which inhibit osteoclast (the cells that remove bone) formation, and bisphosphonates, which inhibit osteoclastic bone resorption.

Market description [3]

Osteoporosis is a major public health threat for an estimated 44 million Americans. In the US today, 10 million individuals are estimated to already have osteoporosis and almost 34 million more are estimated to have low bone mass, placing them at increased risk for this disease. Of the 10 million Americans estimated to have osteoporosis, 8 million are women. The estimated national direct expenditures (hospitals and nursing homes) for osteoporotic hip fractures were $18 billion dollars in 2002, and the cost is rising. Worldwide sales of osteoporosis drugs were well over €7 billion in 2004. A number of products are currently approved for the treatment of postmenopausal osteoporosis. Most of these drugs are known as anti-resorptives because they inhibit bone loss by blocking the action of osteoclasts.

Galapagos' market position

In contrast to the existing therapies that aim to preserve current bone mass, Galapagos' proprietary targets have been shown to be able to induce bone formation in *in vitro* functional studies. The therapeutics that act on such targets should therefore be complementary, if not superior, to the existing drugs as they will potentially be able to add bone mass to individuals with brittle bones and so not only stop the progression of the disease but induce healing of the bone.

Program description

It is generally accepted that bone anabolic therapy is required to increase bone formation and reduce the fracture rate. Therefore Galapagos has chosen to focus its target discovery research efforts on genes that induce the formation of bone. Galapagos' osteoporosis program has identified a number of targets with the potential to increase osteoblast mediated bone formation. Several of these targets are being pursued in early drug discovery. In addition to these programs, Galapagos has obtained, through the acquisition of ProSkelia, four advanced lead optimization projects which are aimed at clinically-validated anti-resorptive targets. All lead series are clearly differentiated from currently available anti-resorptive therapies for osteoporosis.

Oestradiol glucoside

Program description

Through Galapagos' acquisition of ProSkelia, in December 2006, Galapagos obtained an exclusive option and license to oestradiol glucoside, a product that has successfully completed a phase IIa clinical study for treatment of menopausal symptoms ('hot flashes'). The product has completed Phase I & Phase IIa clinical trials in the US, demonstrating that it could be clinically effective in the management of post-menopausal symptoms in women.

Market description

In July 2002, the National Institutes of Health ended its "Estrogen Plus Progestin" trial, which was part of the Women's Health Initiative. This study was designed to determine whether estrogen plus progestin could reduce the risk of heart disease and hip fractures in women ages 50-79, but was halted because the hormones appeared to increase a woman's risk of breast cancer in addition to an increased risk of heart disease, stroke, and blood clots.

The hormone replacement therapy market remains a significant one worldwide despite the 2002 publication of the Women's Health Initiative study. This oestradiol glucoside therapy is an oral oestrogen-only therapy and does not contain progesterone, unlike the subject therapy of the 2002 study.

In December 2006, Galapagos acquired an exclusive option for a license from ProStrakan to oestradiol glucoside, a product that has successfully completed a phase IIa clinical study for treatment of 'hot flashes', a menopausal problem.

The capabilities acquired in pre-clinical development and *in vivo* pharmacology will benefit Galapagos' current drug discovery programs. As a consequence, Galapagos expects immediate cost savings in its research program, because of reduced outsourcing needs, and in part through operational synergies. The

[3] Market data are based on data published on the website of the National Osteoporosis Foundation, www.nof.org and Scrip reports, "Osteoporosis management: An analysis of market dynamics and future treatments", May 2003.

acquisition of ProSkelia also fits very well within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery alliances, as it further strengthens the Company's portfolio of drug candidates.

4.5 BioFocus DPI service division

Overview

Pharmaceutical companies are looking to increase their flexibility, limit their overheads, focus more on core competencies, gain access to novel technologies, and improve their speed to market with new drugs. Consequently, they seek opportunities to expand their product development pipeline, through both in-licensing of (pre-) clinical drug candidates as well as partnering with biotechnology companies in selected disease programs. Current estimates[4] of the market for outsourcing drug discovery services range from €3 to 4 billion.

BioFocus DPI meets this growing industry need for drug discovery tools and expertise by providing a full range of drug discovery services, from target discovery through to delivery of pre-clinical candidates. The main business areas of BioFocus DPI include informatics, chemistry, biology and screening, and hit-to-lead and lead optimization services. BioFocus DPI currently serves more than 30 large pharmaceutical companies and biotechnology companies in Europe, North America, and Japan. With its operations in – the UK, The Netherlands, Germany, Japan, Switzerland, and the USA, BioFocus DPI is well positioned to support this client base.

BioFocus DPI strategy

The service division's approach is to accelerate partners' drug discovery programs. This is achieved by integrating the drug discovery process - from the identification of protein targets through to the delivery of promising pre-clinical candidates - to cut drug discovery timelines. Furthermore, the experienced BioFocus DPI team ensures that this process is carried out to the standards of the world's leading pharmaceutical and biotechnology companies.

BioFocus DPI offers a biologically-focused discovery platform with three key differentiators - target discovery in human primary cells, compound libraries and chemogenomic and ADMET informatics tools. Through a patented adenoviral based discovery platform, BioFocus DPI can rapidly identify and validate disease-modifying drug targets. Once a target has been selected, BioFocus DPI's focused small-molecule, large diversity collection and its natural product libraries can be applied to generate "hits" – molecules with drug-like properties and activities. These hits can then be further optimized through BioFocus DPI's expertise in medicinal and computational chemistry, as well as their assay development, high throughput screening, and ADMET capabilities - thereby further progressing partners' drug discovery programs.

This integrated approach to the drug discovery process enables BioFocus DPI to offer:

- Discovery informatics
  Genome-scale predictive products and services designed to select targets and compounds based on predictive models and expertise

- Target identification
  Screening the drugable genome with adenoviral based shRNA and cDNA libraries

- Assay screening and development
  Developing and performing assays in disease-relevant human primary cells

- Compound collections
  Applying synthetic focused gene-family specific, large diverse as well as natural product compound collections to identify chemical starting points for drug discovery research.

[4] Kalorama Information, "Outsourcing in Drug Discovery," 2nd edition January 2006, p. 69

- Medicinal chemistry and ADMET
  Using world class medicinal chemistry and ADMET expertise to progress hit-to-lead to clinical candidates.

With a wide range of target and drug discovery products and services on offer, BioFocus DPI markets itself as an ideal partner for turn-key projects from target to delivery of pre-clinical candidates. Using a business development team placed locally to key pharmaceutical markets, BioFocus DPI has the ambition to grow its client base as well as grow business with existing clients.

Chemistry

Chemistry market

The market for chemistry products and services includes provision of the building blocks for new drug candidates, compound synthesis and purification, and compound library design. Key growth drivers for this market include: high demand for compounds in screening, the emergence of focused libraries and natural compounds as alternative sources of new drug candidates, and the off-shoring trend to access lower cost expertise.

Chemical libraries at BioFocus DPI

BioFocus DPI has combined its expertise in medicinal chemistry and informatics to produce biologically targeted screening libraries. Compounds in its SoftFocus® libraries are designed to target particular classes of proteins such as ion channel, kinase, or GPCR targets and have drug-like characteristics. This intelligent design results in higher quality compounds that lead to the faster generation of new clinical candidates.

There are several SoftFocus kinase libraries, which are available on a non-exclusive, easy-access basis and are targeted against a wide range of therapeutically important kinase receptors. The SoftFocus GPCR libraries have been designed using BioFocus DPI's Thematic Analysis™ which links small molecule activity directly to protein sequence. Each SoftFocus GPCR library is directed towards a key "theme" but has multi-theme targeting built in to provide a wider focus and hence increase the possibility of hitting a broad range of GPCR targets, including orphan receptors.

In addition to its focused libraries, BioFocus DPI has a diverse synthetic chemical collection of over 700,000 compounds, that is available for screening for customer programs.

BioFocus DPI also offers customized library synthesis, providing compound libraries for primary screening, lead optimization and patent exemplification. These libraries can be based on client sourced scaffold chemistries or BioFocus DPI's own designs. Its informatics group provides support by using a mixture of industry standard software and innovative proprietary solutions for protein modeling, computational chemistry, data analysis and informatics.

BioFocus DPI's has a natural compound collection that is based on bacterial and fungal sources, offering characteristics differentiating these from synthetic chemistry collections, including high chemical and functional diversity, potent pharmacological activities over a broad range of biological targets, and desirable physicochemical properties. Natural compounds are a major source of new medicines, as nearly half of drugs brought to market in the last 20 years originated from compounds derived from nature. With their unique organic characteristics, natural compounds are especially important for drug development against certain target classes.

Market position in chemical libraries
BioFocus DPI's libraries have been rated number one in an independent scientific study for novelty and drug likeness.[5]

Key competitors for chemistry products and services include Albany Molecular, Chembridge, Pharmacopeia, Ricerca, Asinex, and ChemDiv. The SoftFocus libraries are designed to target particular classes of proteins such as ion channel, kinase, or GPCR targets and have drug-like characteristics. This intelligent design results in higher quality compounds that lead to the faster generation of new clinical candidates when compared to competitor libraries without this focus. The unique properties of BioFocus DPI's natural compound collections set them apart from synthetic chemistry collections. With regards to medicinal chemistry services, BioFocus DPI employs highly experienced medicinal chemists who are able to innovate and help accelerate partner drug discovery. BioFocus DPI uses these highly skilled chemists on the most challenging medicinal chemistry work, while off-shoring other tasks under management of these experts. This enables BioFocus DPI to deliver both innovative and cost effective medicinal chemistry products and services compared to competitors.

Biology

Biology market
Biology services involve understanding the protein expression, interactions, and pathways involved in disease targets. The key drivers for growth in the biology services market include the increasing need for high quality-targets and leads, enhanced capabilities in genomics and proteomics, the integration of biology and chemistry, application of bioinformatics, and the application of structural biology. The market for services in the biology space was estimated to be just over $1 billion in 2005.[6]

Biology services at BioFocus DPI cover all phases of the drug discovery process – from cloning and expression of targets through to the development of assays to support hit to lead and lead optimization programs.

Target discovery at BioFocus DPI
BioFocus DPI's proprietary target discovery technology is the cornerstone of the Company's innovation. This platform is based on adenoviruses that efficiently introduce human cDNA or shRNA constructs into a wide variety of human primary cells to knock-in or knock-down specific human genes. High-throughput assays are then used to select for those proteins that have an effect on the disease phenotype. After undergoing further validation studies, these targets form the basis for the development of drugs. This flexible approach allows clients to conduct functional studies on a gene-by-gene basis, by target class or subgroup, or screen the entire drugable genome.

BioFocus DPI offers contract research services based on the production of custom adenoviruses as well as design of disease models in cellular assays together with high-throughput screening of SilenceSelect™ and FLexSelect™ collections to discover novel protein targets. Proteins identified in these screens are further validated through a series of increasingly complex disease models. Through this process, the number of possible disease-causing proteins is narrowed down to a small number of proteins that have been shown to regulate the disease pathology in functional studies and are therefore of potential interest for drug development.

BioFocus DPI provides assay development and screening in multiple platforms and target areas. It has expertise in the utilization of a wide range of standard technologies and state-of-the-art robotics that enable the configuration of high-throughput cell-based and cell-free assays for a wide selection of target types and, where necessary, can provide cloning, recombinant expression and purification on the target.

BioFocus DPI has a screening library comprising several collections of diverse sources. As well as access to SoftFocus collections and natural product libraries, BioFocus DPI also has a collection of over 700,000

[5] Source: "Drug-like annotation and duplicate analysis of 23-supplier database totalling 2.7M compounds", Baurin et al., J. Chem. Inf. Comput. Sci. 44 (2004), 643.
[6] Kalorama 2006 Kalorama Information, "Outsourcing in Drug Discovery," 2nd edition January 2006, p. 14.

compounds derived from both internal and third parties, including commercial sources. Compounds found within the BioFocus DPI screening collections have provided hits against a wide range of target types. BioFocus DPI also performs ADMET *in vitro* screening that can both assist in the prioritization of high-throughput screening hits (by identifying those that have the best chance of success *in vitro*) and to guide synthesis in hit-to-lead and lead optimization projects.

Market position in target discovery

The adenoviral technology platform used by BioFocus DPI has the ability to identify and validate targets through knock-down and knock-in of drugable genes. The ability of BioFocus DPI's viruses to deliver human DNA sequences to cultures of primary human cells is a crucial technological and commercial advantage. These primary cells closely reflect the *in vivo* situation and are preferred for target discovery over other cell types. Adenoviral expression of the human DNA sequences have shown long-lasting effects, measured in weeks instead of hours or days, which allows the study of a broad range of therapeutically important effects.

Marketing and sales agreement with Upstate

BioFocus DPI's biology and screening products and services have a significant track record in the marketplace. To help realize the sale of it adenovirus reagents, Galapagos signed an agreement with Upstate in May 2006 for the marketing and sales of adenovirus products worldwide except Japan. Under the terms of the agreement, Upstate, a leader in cell signaling products and services for the drug discovery industry, will put its manufacturing, marketing, sales, customer support and technical assistance organization behind promotion of BioFocus DPI's adenovirus products. In return, Galapagos will receive double-digit royalties on net sales achieved by Upstate. The start of Upstate's marketing and sales activities has been delayed until 2007; therefore, Galapagos received no royalties in 2006.

A number of biotechnology companies (Ambion, Dharmacon, Invitrogen, Qiagen) offer siRNA oligonucleotides corresponding to genes in the human genome, both in (drugable) collection format as well as on gene-by-gene, custom basis. The strength of these companies lies in their distribution channels, technical support network, as well as their sales and marketing infrastructure. Several companies (Xantos, Cenix Bioscience) compete with BioFocus DPI in providing functional screens for target discovery and validation.

Screening

Market for screening

Screening is the process of finding chemical molecules that bind to a protein target. This can be done through biochemical assays or in cellular assays. Screening is the analysis in an assay of a collection of small molecules with the aim to find a number of chemical 'hits' that bind to the protein target. After successful development of an assay, screening of a compound library follows. Primary screening will identify hits. Subsequently, confirmation screens and counter screens will identify leads out of the pool of hits. This winnowing process is commonly referred to as 'hits-to-leads'. The success of screening depends on the availability of compounds, as well as their quality and diversity. Efforts to synthesize, collect and characterize compounds are an essential and costly part of drug discovery. Key growth drivers in the market for screening services include the availability of high-content assays, improvement in assay development skills, and the integration of screening with compound and library development. Kalorama estimated the market for screening services to be $450 million in 2005.[9] Pharma companies outsource screening as an overflow to their own screening capacity or to access specific small molecule collections or to get access to specific assays. Biotech and non-profit organizations outsource screening as they in general do not have the high throughput infrastructure nor the extensive small molecule collections.

Screening at BioFocus DPI

Through its operation in Switzerland, BioFocus DPI has access to a high throughput screening platform and related technologies. Services include assay development, assay formatting for HTS and compound screening in support of hit finding and hit-to-lead programs. BioFocus DPI's expertise covers one of the

[9] Kalorama Information, "Outsourcing in Drug Discovery," 2nd edition January 2006, p/14.

widest ranges of therapeutic areas and target classes – with particular emphasis on GPCR, ion channel and kinase proteins. Screening services offered are based on robust QC validated assays that encompass a wide range of cell-based and biochemical approaches.

Market position in screening

Key competitors in the biology and screening area include Evotec, Affinium, Entelos, Euroscreen, Gene Logic, NovaScreen, MDS Pharma, and Pharmacopeia.

Lead Optimization

Market for lead optimization

Lead optimization is the complex, non-linear process of refining the chemical structure of a confirmed hit to improve its drug characteristics with the goal of producing a pre-clinical drug candidate. This stage frequently represents the bottleneck of a drug-discovery program. Lead optimization employs a combination of empirical, combinatorial and rational approaches that optimize leads through a continuous, multi-step process based on knowledge gained at each stage. The lead optimization process continues for as long as it takes to achieve a defined drug profile that warrants testing of the new drug in humans.

The market for lead optimization services was just under $800 million in 2005[7]. This market growth is being driven by ADMET becoming more integrated with chemistry, focused libraries with design input being applied, the rise of natural products, and the fact that lead optimization is often less suitable for off-shoring.

Lead optimization at BioFocus DPI

BioFocus DPI's integrated approach is to offer its clients support for validation of actives which have been obtained by screening (active-to-hit chemistry), and hit-to-lead chemistry. BioFocus DPI medicinal chemistry team is lead by highly experienced medicinal chemists whose experience in bringing new chemical entities (NCEs) to the market provide them the knowledge necessary to accelerate partner drug discovery programs. BioFocus DPI uses highly skilled chemists on the most challenging medicinal chemistry work, while off-shoring to Indian contractors other tasks under management of these experts. This enables BioFocus DPI to deliver both innovative and cost effective medicinal chemistry products and services compared to competitors.

Market position in lead optimization

Key competitors in lead optimization include Albany Molecular, Chembridge, Pharmacopeia, Argenta, and Evotec.

New products and services in 2006

Drug discovery operations of Discovery Partners International

On 5 July 2006 Galapagos acquired the operating subsidiaries of Discovery Partners International, Inc. (US), propelling its newly named service division BioFocus DPI into a top tier position in drug discovery services. The four operating companies of DPI strengthened and broadened the BioFocus product offering in the following ways:

- The Swiss operation (Basel) has hit finding activities (assay development and high-throughput screening), with access to over 600,000 synthetic chemical compounds, greatly expanding the capabilities and collections of BioFocus DPI
- The German operation (Heidelberg) has an extensive collection of natural compounds originating from Actinomycetes and fungi - with over 140,000 isolated sub-fractions, over 75,000 purified extracts and more than 1,000 isolated compounds, this platform complements the pre-acquisition expertise in synthetic chemistry
- The U.S. operation based in San Diego has a lead optimization platform and chemical library development capabilities which provide additional capacity for BioFocus DPI contracts
- The U.S. operation based in San Francisco is a compound management facility established through a

[7] Kalorama Information, "Outsourcing in Drug Discovery," 2nd edition January 2006, p. 14.

multi-year contract with the U.S. National Institutes of Health, one of the world's foremost medical research organizations. This operation acquires and maintains a repository of small molecules that are provided to multiple NIH screening centers. With this compound management facility, BioFocus DPI further expands its service offering by marketing this infrastructure and capability to pharma and biotech customers

The acquisition of the DPI assets also brought in ongoing business from a number of pharma/biotech customers. All acquired operations have since been integrated into the service division.

Inpharmatica acquisition

On 5 December 2006, Galapagos acquired Inpharmatica Limited (U.K.), adding the following products and services to the BioFocus DPI portfolio:

- Chematica™, which enables effective selection of the best biological targets and the most appropriate drug-like chemistry starting points for advancement; and
- Admensa™, which enables the highly efficient selection of chemical compounds with the optimal balance of ADME properties

Both platforms will enhance BioFocus DPI's ability to help clients with target and compound selection throughout the drug discovery process.

Key competitors for the Chematica platform include in-house researchers at large pharmaceutical companies, Aureus Pharma, GVKBio, Jubilant, and Sunset Molecular. Key competitors for the Admensa platform include Cyprotex, Cerep, BioDynamics, Bio-Rad, Pharma-Algorithms, and Accelrys.

The acquisition of Inpharmatica also brought in ongoing business from a number of pharma/biotech customers.

Galapagos integrated the Inpharmatica business into its service division BioFocus DPI. Inpharmatica currently employs 24 people in Cambridge and London, UK.

Galapagos will also employ this acquired capability in its own drug discovery programs in bone and joint diseases, where it aims to bring its own candidate drugs into the clinic. The predictive drug discovery capabilities acquired are expected to accelerate Galapagos' own R&D pipeline by enabling prioritization of its validated targets and the chemical lead compounds in the process of drug development.

The acquisition of Inpharmatica fits within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery collaborations, as it strengthens the Company's breadth of technologies and services.

PPAR delta program

As part of the Inpharmatica acquisition, Galapagos retained certain downstream rights pertaining to Inpharmatica's PPAR-delta program licensed to Hillcrest Therapeutics for further development and commercialization by Paramount BioSciences. Galapagos has no further involvement in the execution of the program.

PPAR-delta is the acronym for Peroxisome Proliferator Activated Receptor, a nuclear receptor, which responds to fatty acid ligands. As such, it is a key regulator of the body's response and control of metabolism. It is considered a valuable target for drug discovery in diabetes and obesity. Inpharmatica's PPAR-delta program is based on the identification of proprietary compounds against the target PPAR-delta, and the advancement of the resulting lead series to the stage of selection of a candidate drug. The compounds have been claimed in a range of international patent applications filed by Inpharmatica.

In December 2006 Inpharmatica signed an exclusive license agreement with Hillcrest Therapeutics Inc., a firm based in San Diego, California, for Inpharmatica's PPAR-delta drug candidate program addressing diabetes and obesity. Hillcrest Therapeutics licensed the program exclusively and will be completing further development, testing, and commercialization of this program. Total contract value for Galapagos amounts to €770,000 in license fees, up to €27 million in future milestones payable in cash, plus

undisclosed milestone payable in equity, and single-digit royalties on commercial products arising from the program.

4.6 Principle revenue categories

The principle revenue categories for Galapagos are described below:

Biology consists of FTE services and related access fees and milestones under external service contracts for the provision of target discovery and drug discovery services.

Chemistry includes FTE services and related access fees under external service contracts as well as the provision of chemistry based software and research tools under license agreements, which may also involve ongoing maintenance obligations.

Discovery Products consists of the sale of chemical compound libraries on exclusive and non-exclusive bases. It also includes the management of compound stores and the procurement of such compounds, known as "compound repository services".

Research collaborations include technology access fees, license fees and milestone payments in respect of out-licensed collaborative research programs.

Government grants are revenue grants received towards the cost of internal research and development programs. The grants are predominantly for research activities carried out in Belgium and in many cases carry clauses which require the Company to maintain a presence in Belgium or the same region for a number of years. Failure to do so may result in the repayment of all or part of the grants received.

The following table provides historical information for these principle revenue categories:

Revenues

Thousands of €	2006	2005	2004
Biology	11,630	3,669	5,229
Chemistry	8,387	1,684	
Discovery Products	10,019	3,767	
Research collaborations & government grants	5,116	2,120	2,548
Total	35,152	11,240	7,777

The following table provides an analysis of the Group's sales to external customers by geographical market, irrespective of the goods and services:

Thousands of €	2006	2005	2004
United Kingdom	5,200	2,082	
Europe	8,933	5,010	5,722
United States	19,885	3,845	2,055
Rest of World	1,134	303	
Total	35,152	11,240	7,777

4.7 Human resources

The people of Galapagos form a key part of the Company's success. Therefore, the human resources team at Galapagos continually seeks to improve its approach to human resource management, including:

- Attract and retain good staff
- Make it attractive to work at Galapagos and enable skills and competencies development
- Ensure people managers inspire and facilitate the work of their teams
- Develop and communicate HR policies, with a focus on enhanced performance

Information on the numbers of employees in the Company and their distribution over the different group entities is summarized in the tables below.

	Chesterford Research Park UK	Inpharmatica UK	Paris	US	Mechelen	Leiden	Basel	Heidelberg	TOTAL
2006	137	24	68	49	80	32	36	28	454
2005	114				56	31			201
2004					50	18			68

	Service division	Drug discovery	TOTAL
2006	306	148	454
2005	145	56	201
2004	18	50	68

4.8 Intellectual property

Galapagos' success and ability to compete depends in large part on its ability to protect its proprietary technology and information and to operate without infringing the intellectual property rights of others. Galapagos relies on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect its proprietary and intellectual property rights. Galapagos' policy is to seek patent protection of its intellectual property in the United States and Europe, as well as in other jurisdictions as appropriate. In addition to using external advisors, Galapagos has dedicated internal resources to managing and overseeing its intellectual property rights.

Strategy and procedures

In partnering projects, Galapagos has been very careful to limit the partners' exclusivity to the combination of the cellular assay and the gene library screened. Patent applications filed on the partnered projects relate to the gene function specific for the particular disease under study and does not prevent this gene being claimed in the future for the treatment of other diseases. Galapagos is free to partner all combinations of assays and libraries not previously partnered.

Galapagos' policy is to continue to file patent applications to protect inventions and improvements to inventions that are commercially important to the development of its business. Galapagos seeks European, United States and other international patent protection as may be appropriate for a variety of technologies, including: new target discovery methodologies and other research tools, target molecules that are associated with disease states identified in Galapagos' screens, and lead compounds that can affect disease pathways. Galapagos also intends to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs.

Galapagos has built an intellectual property portfolio aimed at protecting its technology platform as well as the useful inventions relating to the drug targets that such technology has identified and validated. Procedures have been put in place to protect adequately the intellectual property assets of Galapagos:

- All research activities are recorded in laboratory notebooks according to a standard operating procedure. The notebooks are subject to internal audits on a regular basis to verify compliance with these operating procedures
- All management and employees have signed a contract that assigns all their inventions to Galapagos and that includes a confidentiality agreement
- All research activities are monitored by the project leaders, the management, and the IP department in order to identify patentable subject matter. Inventions are filed as early as possible to establish a priority date. Active research is pursued during the priority year in order to further enable the claims.

During this priority year or thereafter, Galapagos may abandon the application for strategic reasons or if the invention does not procure the desired results

- The patent portfolio is reviewed by the management on a quarterly basis. Martin Savitzky Esq., counsel to the intellectual property law firm of Synnestvedt & Lechner, represents Galapagos in patent matters in the United States, while the firms of Arnold & Siedsma and Marks and Clerk represent Galapagos in patent matters in Europe and before WIPO, other agents are selected as appropriate for other countries of interest

Patents and freedom to operate

At the inception of Galapagos in 1999, Galapagos obtained royalty-free, fully paid-up exclusive licenses to intellectual property owned by IntroGene (the predecessor of Crucell) and Tibotec, the founding parent companies, for use within the field of functional genomics. The licensed intellectual property includes 16 families of patents and patent applications from Crucell and 3 from Tibotec. The portfolio licensed from Crucell includes a series of patents covering the use of PER.C6 technology for the production of recombinant adenoviruses. These licenses were renewed by means of two separate agreements in May and June 2001 with minor modifications as a result of the private placement that took place during 2002 (see "*Related party transactions*"). These licenses are not linked to the continued shareholdership of Crucell and Tibotec in Galapagos. Their term is the latter of (i) the term of the Crucell respectively Tibotec patents or (ii) 6 March 2017.

Galapagos focused initially on developing its technology platform and securing patents claiming inventions discovered during this process. Presently, Galapagos has one family of issued patents ("High throughput screening of gene function using libraries for functional genomics applications": US 6,340,595; US 6,413,776; US 7,029,848; EP 1 022 335; NZ 508995; AU 756,605, JP 3672494) covering the construction of recombinant adenoviral libraries and their use in an arrayed format for functional genomics applications. These patent applications were filed between June 1998 and July 1999, and the patent term will run until 20 years from the filing date. Galapagos' patent estate also includes patent families corresponding to the following pending published patent applications:

- WO 02/24933 claims adenoviral vector modifications that enable gene delivery into T-cells, B-cells and Mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies; and
- WO 03/020931 claims the use of certain siRNA expression vectors for *in situ* production of gene specific siRNA, leading to the knock-down of the corresponding gene product

As part of its acquisition of the assets of Discovery Partners International, Galapagos gained two families of patents and patent applications relating to methods of identifying toxic compounds by gene profiling of mammalian (WO 94/17208) or bacterial (WO 94/01584) stress promoters fused to reporter genes.

Through target discovery and validation research in its core disease area, Galapagos has made multiple inventions on the functions of certain gene products and their role in disease processes. Galapagos has filed multiple patent applications to protect these inventions: one in Alzheimer's disease, five in osteoporosis, two in rheumatoid arthritis, one in osteoarthritis and one in cystic fibrosis. With the acquisition of ProSkelia's a further 8 patent families related to novel chemical series which have utility in the treatment of bone disorders were added. Additionally, the ProSkelia portfolio contains some patent applications relating to calcimimetics which are currently exclusively licensed to Amgen.

Additionally, based on the results from Galapagos' drug discovery activities, Galapagos has filed and will continue to file patent applications, to protect chemical compounds identified in its rheumatoid arthritis, osteoarthritis and osteoporosis programs.

Prior to the private placement in 2002, Galapagos' US patent attorneys conducted a freedom to operate study with respect to the adenoviral vector technology used by Galapagos for over-expression and knock-down of human genes for functional genomics applications. This study did not uncover any third party granted patents having claims that would be infringed by Galapagos' activities.

Galapagos continued to monitor the patent landscape with respect to its core technologies and in mid-2003 identified US patent application SN 10/195,034, and its PCT/US02/22010 counterpart, which claims certain aspects of the knock-down technology, and which if granted as claimed, would likely cover aspects of the siRNA knockdown technology applied by Galapagos. In mid-December 2003, Galapagos secured from Ambion Inc. (the exclusive licensee) a non-exclusive sub-license to these patent applications, which sub-license is limited to Galapagos' present uses of the claimed knock-down technology in combination with adenoviral vectors.

In January and February 2005, the 2002 knock-down freedom to operate study was updated by Galapagos' US patent attorneys, at which time the study concluded that no granted US or European patent included valid claims that presently cover Galapagos activities. Due to the complexity of the siRNA patent landscape and the constantly changing status of applications in this area, Galapagos is continuing to monitor the progress of those US and European patents and applications noted in the study to be of potential concern to Galapagos.

4.9 Basis for statements on principle markets & competitive position

All references to market data, industry statistics, forecasts, competitive position and other information in this Registration Document consist of estimates based on data and reports compiled by industry professionals, organizations, analysts, publicly available information or Galapagos' own knowledge of its sales and markets.

Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. If any of these assumptions is incorrect, actual results may differ from the projections based on those assumptions. Galapagos has not independently verified this information or determined the reasonableness of such assumptions. In addition, in many cases Galapagos has made statements in this Registration Document regarding its industry and its position in the industry based on industry forecasts, market research and internal surveys as well as its experience. While these statements are believed to be reliable, they have not been independently verified.

For all the information that has been sourced from a third party, the information has been accurately reproduced and as far as Galapagos is aware and is able to ascertain from information publishes by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. For all the information used from third parties, the accurate source is identified and included in a footnote.

4.10 Trend information

Pharmaceutical companies are looking to increase their flexibility, limit their overheads, focus more on core competencies, gain access to novel technologies, and improve their speed to market with new drugs. Consequently, they seek opportunities to expand their product development pipeline, through both in-licensing of pre-clinical drug candidates as well as partnering with biotechnology companies in selected disease programs. Current estimates[8] of the market for outsourcing drug discovery services range from €3 to 4 billion.

4.11 Material contracts

On 7 June 2006, Galapagos entered into a turn-key drug discovery and development alliance in osteoarthritis with GlaxoSmithKline worth up to €134 million in upfront and milestone payments and up to double digit royalties on commercial products arising from the alliance. Under this research collaboration with GSK, shares to the value of €3.2 million will potentially be issued upon achievement of a research

[8] Kalorama Information, "Outsourcing in Drug Discovery," 2nd edition January 2006, p. 69.

milestone which would have a dilutive effect. These shares would be purchased with cash at the prevailing market rate. Therefore, the number of shares potentially to be issued can not be calculated at this point in time. To date, Galapagos has achieved €400,000 in milestones in the OA alliance with GSK.

The acquisition price of Inpharmatica, announced on 6 December 2006, included a potential maximum earn-out related to commercial milestones of €6.6 million.

In the acquisition agreement signed 22 December 2006, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that Galapagos will derive from the acquired pre-clinical programs. In the event that Galapagos exercises is option to license E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. As part of the acquisition agreement, ProStrakan has right of first refusal on the cachexia program, should Galapagos decide to partner or out-license this.

In August 2004, Discovery Partners entered into a multi-year contract with the NIH to establish and maintain a Small Molecule Repository to acquire, manage and provide up to one million chemical compounds to multiple NIH screening centres as part of the NIH Roadmap Initiative. The benefits of such agreement were assigned to Galapagos. This contract was funded in its entirety by NIH, Department of Health and Human Services. Payments to Discovery Partners for performance under this contract were subject to audit by the Defense Contract Audit Agency.

Furthermore, Galapagos and BioFocus DPI have announced agreements with the following in 2006:

11/12/06	The ALS Association
04/12/06	EU Grant
22/11/06	Cystic Fibrosis Foundation
01/11/06	LEO Pharma
06/09/06	OneWorld Health
03/08/06	AstraZeneca
26/07/06	IWT Grant
19/07/06	CellZome
30/03/06	Arthrogen
02/03/06	Roche
02/03/06	BASF
19/01/06	Cancer Research Technology
16/01/06	Boehringer Ingelheim

For further information regarding these collaborations, please see
http://www.glpg.com/press/2006.htm

4.12 Legal proceedings

Neither Galapagos nor any of its affiliates are involved in any litigation or arbitration proceedings, except for a claim of non-material value from a former employee of ProSkelia SASU. Neither Galapagos nor any of its affiliates are aware that any such proceedings are pending or threatened.

4.13 Government regulations

Health & safety

Galapagos gives high priority to the health and safety of each of our employees, contractors, and visitors. Our policies and procedures are also designed to protect the health and safety of local communities and the environment neighboring our sites. The Health and Safety and Environment policies underpin the strategy and operation of the Company.

Ensuring safety is a daily and continuous process at Galapagos involving all members of staff through the clear allocation of responsibilities and the setting of objectives. The company supports the process by the:

- provision of training and support for all employees
- access to expert external advice when necessary
- provision of any necessary infrastructure and equipment to create suitable working conditions and a high level of industrial hygiene
- provision of collective and personal protection tools

The system is monitored through a series of internal inspections and audits; any deficiencies are recorded and rectified.

The nature of the scientific research Galapagos undertakes inevitably means that the Company is subject to numerous and changing environmental and safety laws and regulations. Appropriate permits, licenses and authorizations covering the activities of Galapagos have been obtained in all jurisdictions where the company operates (including environmental permits and the necessary authorizations for the use of biological agents, ionizing radiation, drugs and other chemical products). Regulatory compliance is monitored and, where possible, the effects of statutory changes anticipated to ensure continuing compliance.

Galapagos constantly strives to reduce the impact of its operations on the environment through emphasizing pollution prevention and pollution control. Galapagos aims to reduce the quantity of waste generated as a consequence of its operations. Any waste produced is segregated into suitable waste streams and disposed of via authorized channels.

Clinical trial regulation

The business of Galapagos is subject to extensive government regulation. Regulation by governmental authorities in the European Union, the United States and other jurisdictions is a significant factor in the development, manufacture and marketing of drugs and in ongoing research and development activities. All product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceuticals are subject to rigorous pre-clinical and clinical trials and other pre-marketing approval requirements by the EMEA, the FDA and other regulatory authorities in the European Union, United States and other jurisdictions.

Clinical trial approval

Clinical trials involve the administration of the product candidates to patients or healthy volunteers under the supervision of a qualified principal investigator. Further, each clinical trial must be reviewed and approved by an independent institutional review board at or servicing each institution at which the clinical trial will be conducted. The independent institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Clinical trials typically are conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

- *Phase I.* Phase I clinical trials involve the initial introduction of the drug into human subjects, frequently healthy volunteers. These studies are designed to determine the safety and tolerability of the drug in humans, the adverse effects associated with increasing doses and, if possible, to gain early evidence of effectiveness. In Phase I, the drug is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.
- *Phase II.* Phase II clinical trials usually involve studies in a limited patient population to (i) determine dosage tolerance and optimal dosage; (ii) identify possible adverse effects and safety risks and (iii) evaluate the efficacy of the drug for specific, targeted indications. Although there are no statutory or regulatory definitions for Phase IIa and Phase IIb, Phase IIa is commonly used to describe a Phase II clinical trial evaluating, adverse effects, safety risks and preliminary

efficacy; and Phase IIb is commonly used to describe a subsequent Phase II clinical trial that also evaluates dosage tolerance and optimal dosage.

- *Phase III.* If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II studies, the clinical trial program will be expanded to further demonstrate clinical efficacy, confirm optimal dosage and safety within an expanded patient population at geographically dispersed clinical trial sites. Phase III studies usually include several hundred to several thousand patients.
- *Phase IV.* Phase IV clinical trials are studies required of or agreed to by a sponsor that are conducted after the FDA has approved a drug for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a drug while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post approval clinical trials. Failure to promptly conduct Phase IV clinical trials could result in withdrawal of approval for drugs approved under accelerated approval regulations.

In the case of drugs for the treatment of severe or life threatening diseases, the initial clinical trials are sometimes done in patients rather than in healthy volunteers. Since these patients are afflicted already with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. These trials are referred to frequently as Phase I/II clinical trials. The company trialing the candidate drug, the FDA or an independent review board may suspend clinical trials at any time on various grounds, including a finding that the patients or volunteers are being exposed to an unacceptable health risk.

4.14 Facilities & infrastructure

Galapagos has facilities in eight countries. Following is an overview:

OPERATIONAL FACILITIES	ACTIVITIES	SPACE Sq/Mt	Infrastructure
Industriepark Mechelen Noord Generaal De Wittelaan L11 A3 B-2800 Mechelen, Belgium	Drug discovery	2500	
102 route de Noisy 93230 Romainville, France	Drug discovery	7862	
Chesterford Research Park Saffron Walden, Essex CB10 1XL United Kingdom	Library chemistry Medicinal chemistry Biology	4600	Two buildings, one single-storey and one two-storey. Contain chemistry research laboratories with more than 60 fume cupboards, automated analytical and purification equipment. In biology: biochemical assay development and screening laboratories including three automated electrophysiology screening machines, cell culture facilities. Sales and sales support offices.
Bio Science Park Leiden Archimedesweg 4 2301 CA Leiden The Netherlands	Target discovery, Primary cell assays, Adenovirus production	1380	Part 3rd floor in three-storey science building on Science park. Comprises assay development and screening equipment and laboratories for screening viruses in human primary cells for target discovery activities. Sales office. TECAN Genesis Freedom robot.

			Velocity 11 Bravo robot. GE Healthcare Incell1000 imager. Mesoscale discovery platform.
1 New Oxford Street London WC1A 1NU United Kingdom	Discovery Informatics	955	Part floor in multi-storey office block comprising offices and computer servers associated with software and database development, electronic curation and analysis of drug discovery data
127 Science Park Milton Road Cambridge CB4 0GD United Kingdom	ADME data provision	882	Partly occupied single-storey purpose built science building on Science Park, with two cell culture and one automated ADME screening laboratory. Also contains servers and computers for computational team working on predictive methods of drug discovery. Sales office.
385 Oyster Point Blvd., Suite 1 South San Francisco, CA 94080 USA	Compound storage	4850	Partly-occupied single-storey building with automated compound storage facilities for storage in inert conditions. High-throughout facilities for compound retrieval, analysis and distribution. Sales office.
Waldhoferstr. 104 69123 Heidelberg Germany	Natural compounds	2113	Two floors in purpose-built science building with small and large scale fermentation equipment for actinomycetes and fungi. Dedicated equipment for compound isolation and identification.
9640 Towne Centre Drive San Diego, CA 92121 USA	Medicinal chemistry	2230	Two-storey building partly occupied by chemistry laboratories (more than 20 hoods) and automated chemistry purification and analytical equipment.
Gewerbestrasse 16 CH-4123 Allschwil Switzerland	Screening	2100	Part floor in multi-storey building, comprising assay development laboratories, high-throughput screening laboratories and cell culture suites equipped with state-of-the-art equipment like pipettors, like CybiWells, Matrix and reader systems especially designed for high-throughput use, like the ViewLux, FLIPR, FDSS and others. Compound storage for large in-house and third party screening collections. Offices containing servers and computers associated with compound and data management. Ancillary offices including sales office.
SALES OFFICES			
2464 Massachusetts Avenue Cambridge, MA 02140 USA	North American sales		Basement sales office in multi-tenanted building
Level 32 Shinjuku Nomura Building 1-26-2 Nishi-Shinjuku	Asian sales		Sales office

Shinjuku-ku Tokyo 163-0532 Japan			

The facilities are sufficient for the current and future activities as future expansion can be addressed – particularly by chemistry expansion into fallow space in San Diego and biology expansion into fallow space in the Basel building.

Following is an overview of changes in Property Plant & Equipment for 2004 - 2006:

Property, plant and equipment

Thousands of €	Land & buildings	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
At 1 January 2004	158	3,347	180	1,884	5,569
Additions		102	1		103
Disposals		-53			-53
At 31 December 2004	158	3,396	181	1,884	5,619
Additions	3	1,105	9	580	1,697
Acquisition through business combinations	454	5,402	296	129	6,281
Disposal		-549			-549
Translation difference	-3	-49	-3	-1	-56
At 31 December 2005	612	9,305	483	2,592	12,992
Additions	389	3,172	22	1,715	5,298
Acquisition through business combinations	7,737	27,346	13	966	36,062
Disposals	-	-478	0	0	-478
Disposals of subsidiaries	-	-12	0	0	-12
Translation differences	4	68	6	3	81
At 31 December 2006	**8,742**	**39,401**	**524**	**5,276**	**53,943**
Depreciation and write-downs					
At 1 January 2004	28	1,722	98	437	2,285
Charge for the year	12	582	33	135	762
Eliminated on disposals		-53			-53
At 31 December 2004	40	2,251	131	572	2,994
Charge for the year	13	705	52	172	942
Elimination on disposals		-343			-343
At 31 December 2005	53	2,613	183	744	3,593
Charge for the year	374	2,406	49	639	3,468
Through business combinations	2,196	18,137	1	583	20,917
At 31 December 2006	**2,623**	**23,156**	**233**	**1,966**	**27,978**
Carrying amount					
At 31 December 2004	118	1,145	50	1,312	2,625
At 31 December 2005	559	6,692	300	1,848	9,399
At 31 December 2006	**6,119**	**16,245**	**291**	**3,310**	**25,965**

4.15 Investment policy

Other than investments made in its facilities and infrastructure indicated above, and an available for sales financial asset of €1 million, Galapagos has made no major other investments nor has it made firm commitments to make any such investments in the near future.

Available for sale financial assets of €1,001,000 (2005: €978,000, 2004: €Nil) represent an investment in common stock in an unlisted biotechnology company incorporated in the United States. The shares are not traded on the open market; however the fair value is based on purchases of the same class of stock during the year.

	Measurement at cost		**Measurement at fair value**	
Thousands of €	**2006**	**2005**	**2006**	**2005**
Loans and receivables	53			
Available for sale financial assets	1,001	978	1,001	978
Total	**1,054**	**978**	**1,054**	**978**

With regards to research and development, prior to the acquisition of ProSkelia, internal drug discovery activities took place in the Mechelen facilities; following the ProSkelia acquisition, drug discovery operations in Romainville were added to the Group. As a consequence of the turn-key alliance in osteoarthritis with GSK, Galapagos increased its full year 2006 R&D expenditure guidance from €9 million to €12 million. Research and development costs increased from €8.9 million in 2005 to €15.9 million in 2006. The method of measuring R&D expenditure was changed in order to better reflect the true nature of the costs involved, following the ProSkelia acquisition and increased importance of our R&D spend within the group. Galapagos now includes indirect costs such as premises costs, support staff and other site related costs; these costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. Before implementing the change, the investment in R&D would have been €12.1 million in 2006.

5. GALAPAGOS, ITS SHARES AND SHARE CAPITAL

5.1 Name, registered office and incorporation

On 30 June 1999, Galapagos was incorporated for an unlimited duration under Belgian law as a limited liability company (*Naamloze Vennootschap/Société Anonyme*) under the name "Galapagos Genomics." On 29 March 2005, the extraordinary shareholders meeting resolved to change the Company's name to "Galapagos." Galapagos is registered in Mechelen, Belgium with the Register of Legal Entities (*Kruispuntbank van Ondernemingen/Banque-Carrefour des Entreprises*) under business number 0466.460.429. Galapagos NV has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium, telephone +32-15-342900.

5.2 Purpose of the Company

As set out in Article 3 of the Articles of Association, the purpose of the Company consists of:

- The development, construction and operation of gene libraries for functional genomics research
- The research for the development of health products for human beings and animals, pharmaceutical products and other products relating thereto
- The development, testing, scale drawing and operation of gene therapy processes, as well as the development, assessment and operation of clinical applications of such procedures
- Research for its own account or for the account of third parties in the field of, or in connection with, biological and industrial technology, genetics and human and animal life in general
- The acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses.

For these purposes the Company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial purpose, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The Company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having a purpose similar to the purpose of the company. The Company may merge with other companies or associations.

The company may incorporate subsidiaries both under Belgian as well as under foreign law. The company may acquire or establish any property that is necessary or useful for its operations or its corporate purpose.

5.3 History and development of the Company

Galapagos was founded in 1999 as a joint venture between Crucell (formerly IntroGene), a biotechnology company incorporated in the Netherlands and listed on Euronext Amsterdam since October 2000 and Tibotec, a pharmaceutical research and development company incorporated in Belgium and a subsidiary of Johnson & Johnson since 2002. The collaboration was the result of an IntroGene program to use adenoviral technology for functional genomics applications in 1998. The combination with Tibotec's robotics and data management capabilities enabled the development of a high-throughput target discovery and validation platform.

As from the start, Galapagos operates a hybrid business model, combining internal discovery programs with service activities. The joint venture operated until 2002 when Galapagos raised €23.4 million in a private placement. In May 2005, Galapagos raised €22.4 million in an initial public offering on Euronext Brussels and Euronext Amsterdam, amounting to a net cash contribution of €20.8 million. In October 2005 Galapagos successfully acquired drug discovery company BioFocus plc (U.K) via a recommended all share offer. With this acquisition Galapagos created a service division with an offering ranging from

target discovery through to pre-clinical candidates, making it a prime partner for large pharmaceutical companies' R&D outsourcing and turn-key deals.

On 7 June 2006, Galapagos announced a turn-key drug discovery and development alliance in osteoarthritis with GlaxoSmithKline, worth a maximum of €137 million in upfront, milestone, and equity payments and up to double digit royalties on sales of commercial products. Galapagos has received €400,000 in milestone payments to date.

On 5 July 2006, Galapagos completed the acquisition of the drug discovery activities of Discovery Partners International Inc. (USA) for €4.25 million in cash. Subsequently, Galapagos' service division BioFocus was renamed "BioFocus DPI," with a top tier position in drug discovery services. As a result of the acquisition, Galapagos not only strengthened the offering and operating capacity of its service division, but also acquired additional capacity for its turn-key alliance with GlaxoSmithKline.

On 19 September 2006 Galapagos raised an additional €11.1 million through a private placement with Fortis Bank NV. See "Share capital and history of share capital" for further details on all financings.

On 5 December 2006, Galapagos acquired Inpharmatica Limited (U.K.) through an all-share offer. The acquired Admensa and Chematica platforms were integrated into the BioFocus DPI service division offering, thereby enhancing the division's ability to help clients select drug targets and compounds throughout the drug discovery process. The acquisition price of Inpharmatica is in three components: the ongoing business is valued at €6.5 million, the estimated cash at an additional €6 million (of which half was due by 31 December 2006), and the potential maximum earn-out related to commercial milestones at €6.6 million.

On 22 December 2006, Galapagos acquired ProSkelia SASU from a wholly owned subsidiary of ProStrakan Group plc (U.K.). With ProSkelia, Galapagos obtained R&D operations focused on bone diseases as well as a product portfolio of three pre-clinical products in bone diseases (osteoporosis and bone metastasis), and one pre-clinical product in cachexia (muscle atrophy and weight loss). The transaction includes an exclusive option and license to oestradiol glucoside, a product that has successfully completed a phase IIa clinical study for treatment of menopausal symptoms ('hot flashes'). The acquisition price of ProSkelia comprises €12.5 million in newly issued Galapagos shares. This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that Galapagos will derive from the acquired pre-clinical programs. For the option to license E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. As part of the acquisition, ProStrakan has right of first refusal on the cachexia program, should Galapagos decide to partner or out-license this.

Also on 22 December 2006, in connection with the ProSkelia acquisition, Galapagos raised an additional €31 million through a private placement with US and European institutional investors. The proceeds will be used to fund Galapagos' drug pipeline development and clinical research. See "Share capital and history of share capital" for further details on all financings.

As of 31 December 2006, Galapagos employed more than 450 people, located in Belgium, France, Germany, Japan, the Netherlands, Switzerland, the UK, and the USA.

5.4 Share capital and history of share capital

End of 2006 share capital
On 31 December 2006, the share capital of Galapagos amounted to €107,856,175.51 represented by 19,851,330 ordinary shares without nominal value, and with a par value of €5.43 per share.

Shares

The table below shows the number of outstanding shares and the future voting rights of Galapagos. All shares are fully paid up.

Number of Shares and potential voting rights of Galapagos (denominator)

Total number of outstanding shares effective voting rights attached to shares representing the capital	19,851,330
Number of future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of shares to be issued through the exercise of warrants	1,610,178*
Total number of shares and future voting rights of denominator updated 13 Feb 2007	21,461,508

* = total number of outstanding warrants (granted; whether or not vested)

Apart from the warrants granted (whether or not vested), the Company has in its pool of created warrants that are still available for distribution a total number of 241,763 warrants. Of this number, an offer of warrants has been made to US based employees on 14 February 2007 for a total of 104,650 warrants; as the period for acceptance of said offer (60 days from the date of the offer) is still ongoing at the date of this Registration Document 20 March 2007, these warrants are not yet included in the "total number of outstanding warrants" mentioned in the table above. The warrants in the warrant pool are warrants that have been created under the various warrants plans, but that have not yet been offered to and accepted by a beneficiary. They can be offered at any time by the Board of Directors to the beneficiaries defined in the respective plans.

History of share capital

On 1 January 2004, the Company's share capital was of €32,368,706 represented by 23,754,226 shares without nominal value (note: the EGM of 29 March 2005 decided to implement a reverse split 1:4 of the number of shares, so that 23,754,226 pre-reverse split shares equal 5,938,554 post-reverse split shares). On 31 December 2004, the share capital and the number of shares were unchanged compared to 1 January 2004.

On 29 March 2005, the Extraordinary General Meeting of shareholders ("EGM") decided to increase the capital of the Company by means of a public offer to private and institutional investors to subscribe to new shares of the Company for a maximum amount of €35,000,000. This EGM also proceeded, subject to the realization of the Company's initial public offering ("IPO"), i.a. to: (i) a 1:4 reverse share split after which the share capital of the Company remained the same (€32,368,706.00) but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse share split; (ii) abolish the different classes of shares; consequently the entire share capital of the Company is represented one category of shares; (iii) record that the exercise term of the anti-dilution warrants issued in 2002 was to expire in case of an IPO of the Company; and (iv) create the Warrant Plan 2005 for employees, directors and consultants, under which a minimum of 125,000 warrants were created and the maximum to be determined in accordance with the result of the IPO but not exceeding 500,000.

On 10 May 2005, in execution of the resolutions of the EGM of 29 March 2005, the Board of Directors established the realization of the condition precedent of the IPO and subsequently established: (i) the realization of the capital increase with €15,573,143 and the issue of 2,857,142 new shares; (ii) the exercise of 338,696 warrants (number pre reverse split 1:4) resulting in a capital increase with €390,010.16 and the issue of an additional 84,674 new shares; (iii) the issue of 467,421 new warrants within the framework of the Warrant Plan 2005 (none of these warrants have been exercised per 31 December 2006); and (iv) the issue of 963,303 new warrants within the framework of the IPO-Managers' over-allotment option.

On 8 June 2005, the Board of Directors established the capital increase pursuant to the exercise of 289,795 warrants granted within the framework of the IPO-Managers' over-allotment option, resulting in a capital increase with €1,577,354.18.

On 19 September 2005, the Board of Directors resolved to make a recommended all share offer for the entire issued and to be issued share capital of BioFocus plc of Saffron Walden, U.K., whereby Galapagos offered 0.225 Galapagos shares for each BioFocus share. The offer was made on 21 September 2005 and it was declared unconditional as to acceptances on 12 October 2005 when valid acceptances for 76.9% of the issued share capital of BioFocus had been received. As of 17 October 2005, the Company's shares are also traded on the Alternative Investment Market (AiM) of the London Stock Exchange. On 26 October 2005 valid acceptances of the offer had been received for up to 92.6% of the BioFocus share capital; consequently, on 8 November 2005, the Board of Directors resolved to start the compulsory acquisition procedure for the BioFocus shares that were then not yet owned by Galapagos; this procedure was closed on 29 December 2005. In connection with the acquisition of BioFocus, the following increases of the share capital of Galapagos NV took place: (i) on 17 October 2005, the share capital was increased with €15,392,456.80 and 2,824,304 new shares were issued; (ii) on 20 October 2005, the share capital was increased with €1,205,234.80 and 221,144 new shares were issued; (iii) on 24 October 2005, the share capital was increased with €160,404.40 and 29,432 new shares were issued; (iv) on 27 October 2005, the share capital was increased with €1,765,859.95 and 324,011 new shares were issued; (v) on 30 November 2005, the share capital was increased with €410,199.70 and 75,266 new shares were issued; and finally (vi) on 9 January 2006, following the end of the compulsory acquisition procedure, the share capital was increased with €1,496,891.55 and 274,659 new shares were issued.

On 30 November 2005, a total of 119,200 warrants (number pre reverse split 1:4) were exercised by employees, i.e. 19,200 warrants under the Warrant Plan 1999 Belgium and 100,000 warrants under the Warrant Plan 2002 The Netherlands, resulting in a capital increase of €136,200 and the issue of 29,800 new shares.

On 31 December 2005 the share capital of the Company amounted to €68,979,568.99 and was represented by 12,674,122 shares without nominal value.

On 3 February 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 Belgium/The Netherlands for employees, directors and consultants, under which 350,000 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 23 March 2006, a total of 407,850 warrants were exercised by employees, under the Warrant Plan 2002 Belgium, resulting in a capital increase of €407,850 and the issue of 101,962 new shares.

On 12 May 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 U.K., substantially for U.K. based employees of Galapagos, under which 453,715 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 19 September 2006, within the framework of the authorized capital, the Board of Directors decided to increase the share capital of the Company with €7,087,856.89 (plus €4,005,273.11 in issuance premium) by means of a private placement, wholly subscribed by Fortis Bank NV (Belgium), resulting in the issuance of 1,305,074 new shares.

In December 2006, Galapagos acquired Inpharmatica Limited. The acquisition price of Inpharmatica consisted out of three components: the ongoing business was valued at €6.5 million, the estimated cash at an additional €6 million and the potential maximum earn-out related to commercial milestones at €6.6 million. Galapagos issued the new shares, on the basis of €8.82 per share (the average share price of Galapagos over the last thirty days prior to 5 December 2006). On 8 December 2006, as consideration for this acquisition of Inpharmatica Limited and within the framework of the authorized capital, the Board of Directors decided to increase the capital of the Company by the issuance of maximum 2,165,532 new shares under the suspending condition of the actual contribution in kind to Galapagos' assets of

41,487,248 "C Preference" shares of Inpharmatica Limited as well as under certain other suspending conditions. On the same day, the Board of Directors established that 31,033,843 of such Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos with €2,537,433.60 (plus €1,576,567.20 in issuance premium) and to issue 466,440 new shares to the relevant contributing Inpharmatica shareholders. The second tranche of shares is expected to be issued in April 2007. The third tranche of shares is expected to be issued in May 2007. The exact number of shares to be issued in these two tranches at each time will depend upon certain confidential contractual provisions that have been set forth in the Inpharmatica acquisition agreement. The maximum number of shares that still can be issued in the second and the third tranche is 1,699,092.

On 21 December 2006, the Board of Directors established that the remaining 10,453,405 of the aforementioned Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos with €854,852.48 (plus €531,139.96 in issuance premium) and to issue 157,142 new shares to the relevant contributing Inpharmatica shareholders.

On 21 December 2006, a total of 46,400 warrants were exercised by employees, as follows: (i) 4,800 warrants under the Warrant Plan 1999 Belgium and 11,600 warrants under the Warrant Plan 2002 Belgium, with exercise price of €1.00 per warrant; and (ii) 30,000 warrants under the Warrant Plan 2002 The Netherlands, with exercise price of €1.17 per warrant. This exercise of warrants resulted in a capital increase of €51,500.00 and the issue of 11,600 new shares.

On 22 December 2006, within the framework of the authorized capital and in conjunction with the acquisition of ProSkelia SASU, the Board of Directors decided to increase the share capital of the Company with €18,842,457 (plus €12,157,543 in issuance premium) through a private placement of new shares with institutional investors in the US and Europe, resulting in the issuance of 3,463,683 new shares.

On 22 December 2006, within the framework of the authorized capital, the Board of Directors decided: (i) to increase the capital of the company by the issuance to ProSkelia B.V. of 1,396,648 new shares in consideration for the contribution in kind to Galapagos' assets by ProSkelia B.V. of 100% of the shares of ProSkelia SASU, and consequently (ii) to increase the share capital of the company with €7,597,765 (plus €4,902,235 in issuance premium).

On 31 December 2006, the company's share capital was of €107,856,175.51, represented by 19,851,330 shares without nominal value. All shares are issued and fully paid and are of the same class.

The evolution of share capital and number of shares outstanding, as described above, is summarized in the table below. Note that the amounts of share capital increase as set forth below do not include the issuance premiums that are paid in certain circumstances, which are booked on a separate unavailable account and are not part of the share capital stricto sensu.

History of Share Capital

Date	Share Capital Increase New shares (in €)	Share Capital Increase Warrants (in €)	Aggregate Number of shares after transaction	Aggregate Share Capital after transaction (in €)
10-May-05	15,573,143.00	390,010.16	8,880,370	48,331,859.16
08-Jun-05		1,577,354.18	9,170,165	49,909,213.34
17-Oct-05	15,392,456.80		11,994,469	65,301,670.14
20-Oct-05	1,205,234.80		12,215,613	66,506,904.94
24-Oct-05	160,404.40		12,245,045	66,667,309.34
27-Oct-05	1,765,859.95		12,569,056	68,433,169.29
30-Nov-05	410,199.70	136,200.00	12,674,122	68,979,568.99
09-Jan-06	1,496,891.55		12,948,781	70,476,460.54
23-Mar-06		407,850.00	13,050,743	70,884,310.54
19-Sep-06	7,087,856.89		14,355,817	77,972,167.43
08-Dec-06	2,537,433.60		14,822,257	80,509,601.03
21-Dec-06	854,852.48		14,979,399	81,364,453.51
21-Dec-06	51,500.00		14,990,999	81,415,953.51
22-Dec-06	26,440,222		19,851,330	107,856,175.51

	Ordinary shares	**Total**
Other information		
Par value of shares	5.43	**5.43**
Movement in number of number of shares		
1 January 2004		**23,754,226**
31 December 2004		**23,754,226**
Reverse Split 4:1		**5,938,554**
Number of shares issued		3,261,411
BioFocus acquisition		3,474,957
31 December 2005		**12,674,122**
Number of shares issued		7,177,208
31 December 2006		**19,851,330**

5.5 Authorized capital

On 29 March 2005, the extraordinary Shareholders Meeting of Galapagos granted the Board of Directors the power to increase the Galapagos' share capital in one or more transactions with a maximum amount equal to the amount of the statutory capital after the capital increase within the framework of the Company's Initial Public Offering (May 2005), within certain limitations.

On 6 January 2006, the extraordinary Shareholders Meeting of Galapagos renewed the authorization to the Board of Directors to increase the share capital and amended certain conditions of such authorization.

The authorization is incorporated in the company's statutes. It reads as follows:
"The Board of Directors has been granted the authority to increase the share capital of the company, in accordance with articles 603 to 608 of the code of companies, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of this authorization, i.e. 6 January 2006.

Without prejudice to more restrictive rules set forth by law, the Board of Directors may increase the share capital of the Company in one or several times with an amount up to €17,108,292.00, i.e. twenty five per cent (25%) of the share capital existing at the moment of the convocation for the general meeting granting this authority.

Without prejudice to the previous paragraph and without prejudice to more restrictive rules set forth by law, the Board of Directors may increase the share capital of the Company in one or several times with an amount up to €68,433,169.29, i.e. one hundred per cent (100%) of the share capital existing at the moment of the convocation for the general meeting granting this authority, upon a unanimous resolution of the Board of Directors at which all directors are present or represented and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the Company, whereby "transaction" is defined as a merger or acquisition (in shares and/or cash), a corporate partnership, and an in-licensing deal, (ii) the issue of warrants in connection with Company's remuneration policy for its and its subsidiaries' employees, directors and independent advisors, and (iii) the defense of the Company against a hostile take-over bid. The maximum amount with which the share capital can be increased in the framework of the authorized capital as mentioned in this paragraph, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the previous paragraph.

The capital increases within the framework of the authorized capital may be achieved by the issue of shares (with or without voting rights, and where appropriate in the context of a warrant plan for the Company's or its subsidiaries' personnel, directors and/or independent advisors), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without a share issue premium, and also by the conversion of reserves including share premiums.

When increasing the share capital within the limits of the authorized capital, the Board of Directors may in the Company's interest restrict or cancel the shareholders' preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The Board of Directors can ask for a share issue premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such share issue premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the general meeting adopted in the manner required for amending the Articles of Association.

The Board of Directors is expressly authorized during a period of three years as of the date of the general meeting which granted this authorization, i.e. 6 January 2006, to increase the Company's share capital within the context of the authorized capital by contributions in kind or in cash with restriction or cancellation of the shareholders' preferential subscription rights, even after the BFIC has notified the Company of a public take-over offer for the company's shares, provided that the relevant provisions of the code of companies are complied with including that the number of shares issued under such capital

increase does not exceed one tenth of the shares representing the capital that is issued prior to such capital increase. The authorization referred to above may be renewed."

5.6 Changes in share capital

In accordance with the provisions of the Belgian Company Code, the Company may increase or decrease its capital by decision of the extraordinary Shareholders Meeting taken with a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of the Company is present or represented. If the attendance quorum of fifty percent is not met, a new extraordinary Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at this meeting. There are in this respect no conditions imposed by the bylaws that are more stringent than is required by law.

Within the framework of the powers under the authorized capital, the Board of Directors may also increase the Company's capital as specified in the Articles of Association.

5.7 Form of the shares

The Company's securities have been created under Belgian law. The shares are issued in registered or bearer form (non-registered shares) (in book-entry form only).

The shares issued in registered form must be registered in the name and address of the shareholder in the Company's shareholders' register, which is kept at the Company's registered office. Certificates evidencing such recording will be issued at no cost to the shareholders.

The shares issued in bearer form are represented by one or more global certificates deposited with the *Caisse Interprofessionnelle de Dépôts et de Virements de Titres / Interprofessionele effectendeposito- en girokas* (CIK) (address: Avenue de Schiphol 6, B-1140 Brussels, Belgium). CIK is the Belgian central securities depository, which holds securities on deposit for its participants. It facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes in the accounts of those participants. Most Belgian banks and other authorized brokers have securities accounts with CIK. Shareholders hold their interests through one or more intermediary banks that stand between such owner and the CIK.

If investors with registered shares or bearer shares in book-entry form wish to receive physical delivery of certificates in respect of their shares, those investors must make arrangements with their financial intermediary and pay all related costs and taxes incurred. A fixed fee per physical delivery, regardless the number of shares involved, will usually be charged by most of the financial institutions. A separate tax on the delivery of bearer shares in physical form, currently at a rate of 0.6% of the value of the shares concerned, is also due.

The Law of 14 December 2005 provides for the abolishment of corporate securities (such as shares) in bearer form issued by Belgian corporate entities (such as Galapagos). As a result of this law, all bearer shares of Galapagos must and will be converted into dematerialized or registered shares. The Law of 14 December 2005 provides for a transition period. As of 1 January 2008, it will neither be possible, for Galapagos to issue new bearer securities nor to physically deliver existing but unconverted bearer shares in bearer form. Bearer shares that have been issued prior to 14 December 2005 have to be converted into dematerialized or registered shares at the latest on 31 December 2013. Bearer shares that have been issued as from 14 December 2005 until 31 December 2007 must be converted into dematerialized or registered shares at the latest on 31 December 2012. On 31 December 2007 the bearer shares that are registered in a securities account will be automatically converted into dematerialized shares. As from 1 January 2015 the bearer shares that belong to unknown shareholders will be sold by Galapagos on a regulated market provided that Galapagos still is a public company at that time. The proceeds of these sales will be deposited at the Deposit and Consignment Office where they can be claimed by the holders of the bearer shares. As from 1 January 2016 a fine of 10 percent per year on the value of the sold securities will apply.

5.8 Rights attached to the shares

The following description of the rights attached to the shares sets out the shareholders' rights under the Belgian Company Code, as supplemented by the Company's Articles of Association. The following description is a summary and does not purport to be complete.

Right to participate in the Shareholders Meeting

The annual Shareholders Meeting convened *inter alia* to approve the annual accounts and declare dividends, is held every year on the first Tuesday of April at 18.00 hours CET. If that date is a public holiday, the meeting takes place on the following working day. Both the annual Shareholders Meeting and extraordinary Shareholders Meetings are held at the Company's registered office or at such other place as is designated in the notice convening the meeting.

The persons who are admitted to Shareholders Meetings of the Company are either (i) shareholders recorded in the Company's register of registered shares who have expressed their intention to attend the Shareholders Meeting no later than three business days before the meeting, or (ii) shareholders who have deposited their bearer shares no later than three business days before the meeting at the place indicated in the notice convening the meeting.

As soon as the implementation rules on dematerialized shares have been issued and are in force, the owners of dematerialized shares must deposit no later than three business days before the Shareholders Meeting a certificate issued by the recognized account holder or the settlement institution with the institutions designated by the Board of Directors. The certificate establishes the non-disposability of the shares for the Shareholders Meeting.

Extraordinary Shareholders Meetings may be called by the Board of Directors or statutory auditors and must be called if so requested by shareholders representing one-fifth of the Company's outstanding share capital.

Notices of all Shareholders Meetings must state the agenda and the proposed resolutions, at least twenty-four days prior to the meeting (i) in the Belgian State Gazette, (ii) in one or more national newspapers in Belgium, and the Netherlands and (iii) in the Dutch Daily Official List. A notice in the Belgian State Gazette suffices in Belgium for annual Shareholders Meetings taking place in the municipality, at the location, on the day and the hour indicated in the deed of incorporation of the Company having an agenda limited to the review of the annual accounts, the annual report and, as the case may be, the report of the auditors and the vote on the discharge from liability of the directors and, as the case may be, the auditors. The notice for the annual Shareholders Meeting must also specify where holders of shares in bearer form can obtain relevant information including a copy of the Company's annual accounts.

The Articles of Association allow the Company to specify a registration date in the notice. If the Company specifies a registration date in the notice, the shareholders may participate and vote at the Shareholders Meeting with respect to the shares, which they hold at 24.00 hrs CET on the registration date, irrespective of the number of shares, which they hold on the date of the Shareholders Meeting. The specified registration date can be no earlier than fifteen days, and no later than five days, before the date of the Shareholders Meeting. If the Company chooses to set a registration date, the notice of the Shareholders Meeting must be published (i) in the Belgian State Gazette at least twenty-four days prior to the registration date and, if required, in a national newspaper at least twenty-four days prior to the registration date.

Pursuant to the Articles of Association, all shareholders of the Company have the right to participate in Shareholders Meetings either in person or by proxy. The Board of Directors may determine the form of the proxy for use at the Shareholders Meetings and request that proxies be deposited no later than three full business days before the meeting at the place indicated in the notice convening the meeting.

A notice of any Shareholders Meeting must be sent by registered mail to the registered holders of warrants, the directors and the statutory auditor and, if any, registered shareholders, bondholders and holders of certificates issued with cooperation of the Company, fifteen days before the date of the Shareholders Meeting. Any such person may attend the Shareholders Meeting.

A special comment needs to be made in connection with the CDIs ("CREST Depository Interest"), *i.e.* the titles that represent Galapagos shares for trading on AiM, the Alternative Investment Market of the London Stock Exchange. CDIs do not currently enable the holders of CDIs to attend and vote at a Shareholders Meeting. However, Galapagos procures, as far as possible within the applicable CREST Regulations and practice and Belgian law, that holders of CDIs are treated in an equivalent manner to holders of common Galapagos shares as regards attending and voting at general meetings of Galapagos, and Galapagos has made arrangements with CRESTCo for the CDI holders to be able to receive notices of Shareholders Meetings and attend and vote in the same way as holders of common shares.

Voting Rights

Each share entitles its holder to one vote at any Shareholders Meeting. Voting rights may be suspended with respect to shares (i) which, notwithstanding a request from the Company's Board of Directors, have not been fully paid up, (ii) which are owned by more than one person, except if a sole representative has been appointed and notified to the Company regarding the exercise of voting rights, and (iii) for which voting rights have been suspended by a decision of a competent court and/or regulatory authority.

In principle, the Shareholders Meeting has sole authority regarding the following matters: (i) the approval of the Company's annual accounts; (ii) the election and dismissal of the Company's directors and statutory auditors; (iii) the discharge of the directors and the statutory auditors from liability; (iv) the bringing of a derivative suit against the directors; (v) an increase or decrease in the capital of the Company (except for the right of the Board of Directors to increase the Company's capital within the framework of the authorized capital); (vi) the approval of a merger or a de-merger of the Company and (vii) any amendment to the Articles of Association.

Pursuant to the Belgian Company Code, certain transactions such as an increase or decrease in the capital of the Company, any amendment to the Articles of Association and the approval of the dissolution, merger or de-merger of the Company may only be authorized with the approval of at least seventy five percent of the votes validly cast at a Shareholders Meeting where at least fifty percent of the Company's share capital is present or represented. Any amendments to the corporate purpose clause of the Company requires the approval of at least eighty percent of the votes validly cast at a Shareholders Meeting, which meeting may, in principle, only validly decide if a quorum representing at least fifty percent of the Company's share capital is present or represented. If the attendance quorum of fifty percent is not met, a new Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at that meeting.

Actions necessary to change the rights of holders of shares in the Company

Changing the rights of holders of shares in the Company requires a modification to the bylaws of the Company. Such modification can only be approved by an Extraordinary General Meeting of the shareholders, in the presence of a notary public. Such Extraordinary General Meeting can only validly deliberate and vote on the modification of the bylaws if proposed modifications have been specified in the convocation for the meeting and if at least 50% of the social capital is represented at the meeting. If the attendance quorum of 50% is not reached, a second convocation is required and the new meeting can validly deliberate and vote irrespective of the part of the share capital that is represented by the shareholders present at the meeting. A modification of the bylaws is only approved when 75% of the votes casted are in favor of the modification.

The procedure set forth above is the procedure provided for by article 558 of the Belgian Company Code. This procedure is incorporated by reference in the Company's bylaws. Hence, the Company's bylaws do not impose conditions that are more stringent than is required by law. The provisions of article 558 apply because the Company does not have different categories of shares or securities.

Profit sharing
Each share represents an identical fraction of the capital, offers one vote and a proportional interest in the Company's profits. The Company has also issued a number of warrants, which, when exercised, give the warrant holder the right to subscribe to shares of the Company.

Pre-emption rights
On the occasion of any capital increase in cash or any issue of convertible bonds or warrants, the Company's shareholders have a preferential subscription right to subscribe to new shares, convertible bonds or warrants in proportion to the part of the share capital represented by the shares they already hold. The preferential subscription right can be restricted or cancelled by a resolution approved by the Shareholders Meeting in accordance with the provisions of the Belgian Company Code. The Shareholders' Meeting may also authorize the Board of Directors to restrict or cancel the preferential subscription right in the event of a capital increase in cash or the issuance of warrants or convertible bonds within the framework of the authorized capital, subject to the terms of the Belgian Company Code.

The Board of Directors' authorization to increase the share capital of the Company through contributions in cash with cancellation or limitation of the preferential right of the existing shareholders is normally suspended with effect from the Company's receipt of notification from the BFIC of a public take-over bid on the shares of Galapagos. The Shareholders may, however, authorize the Board of Directors to increase the capital by issuing shares in the amount of not more than ten percent of the existing shares of the Company before the capital increase.

Liquidation
Should the Company be dissolved, the assets or the proceeds of the sale of the remaining assets, after payment of all debts, costs of liquidation and taxes, must be distributed on an equal basis to the shareholders.

Redemption and conversion provisions
There are no redemption or conversion provisions attached to the Company's shares.

Regulations applicable in case of theft or loss of securities
In the event of loss or theft of bearer shares, Belgian law provides the following:
- Notice in the prescribed form must be given by means of a bailiff's writ of summons or by registered letter or by a declaration made at the offices of the National Securities Service (Nationale Dienst van Roerende Waarden/Office National des Valeurs Mobilières). This notice will be published in the Bulletin of Blocked Securities (Lijst van de met Verzet Aangetekende Waarden/Bulletin des oppositions)
- Payment is suspended and any attempt to trade or transfer such shares is unenforceable against the party that has notified the loss or theft
- The shares must be returned to their owner as soon as they are found
- If the shares are not found, the payment of interest and dividends and any capital which has become due and payable or any distribution of capital and liquidation surplus and the issue of a duplicate certificate may take place four years after the loss or theft

The above does not apply to the shares that are only available in book-entry form.

5.9 Purchase and sale of own shares
Under the Belgian Company Code, the Company may not acquire its own shares, profit certificates and certificates without prior authorization by the Shareholders Meeting or in other limited circumstances determined under the Belgian company law, and the acquisition is always limited to a maximum of 10% of the Company's capital. The Company's offer to acquire its own shares must be made to all shareholders, unless the shares are bought at the stock market. Within certain limits, the shareholders may grant the Board of Directors the authorization to acquire or dispose of shares of the Company beforehand. These authorizations must be approved by the holders of eighty percent of the votes cast at a Shareholders Meeting where at least fifty percent of the Company's capital is present or represented. If

the attendance quorum is not met, a second Shareholders Meeting may be convened at which there is no quorum requirement. The voting rights connected to the shares of the Company held by the Company itself are suspended.

At the extraordinary Shareholders Meeting of 29 March 2005, the Board of Directors was authorized to approve the acquisition, subject to the availability of sufficient retained earnings or profit reserves, of the Company's own shares representing up to 10% of the Company's capital at a price which may not be lower than €0.05 and not higher than 10% in excess of the average closing price of the shares during the last 30 calendar days preceding the acquisition. This authorization was granted for a period of 18 months after the publication of such decision in the Annexes to the Belgian State Gazette. The authorization is also applicable to the acquisition of shares of the Company by its direct subsidiary.

The Articles of Association explicitly authorize the Board of Directors to acquire and dispose of the own shares of the Company, without prior approval by the Shareholders Meeting, if this is necessary to avoid a serious imminent disadvantage for the Company. The own shares of the Company may be disposed of by means of a sale on Euronext Brussels or within the framework of incentive plans for employees, directors and consultants of the Company. This authorization was granted for a period of three years after the publication of such decision in the Annexes to the Belgian State Gazette.

These authorizations may be renewed by decision of the Shareholders Meeting with an attendance quorum of fifty percent of the capital present or represented and for which a majority of eighty percent of the votes cast is required. If the attendance quorum of fifty percent is not met, a new Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at this meeting.

On December 31, 2006, neither the Company nor any subsidiary of the Company held any shares in the Company. On December 31, 2006, neither the Company nor any subsidiary of the Company had any third party hold any shares in the Company on their behalf.

5.10 Dividends

Dividend payments

Under the Belgian Company Code, the Company is required to set aside at least five percent of its net profits during each financial year and to contribute such sum to the Company's statutory reserve until such reserve has reached an amount equal to one tenth of the Company's share capital. Subject to this requirement being met, the shareholders may, at the annual Shareholders Meeting, based on a proposal from the Board of Directors, decide by majority vote to distribute as a dividend all or part of the Company's profits. The non-distributed reserve may be allocated to a reserve account or may be carried forward. Dividends may be paid either in cash or in kind. Dividends are payable on the dates and at the places fixed by the Board of Directors. The shares carry the right to receive dividends, if any, payable with respect to the current financial year and any subsequent financial year.

With respect to bearer shares, the Belgian Act of 24 July 1921 provides that if the payment of dividends on bearer shares is not requested by the legitimate holder of the shares, the Company may deposit these dividends with the Deposit and Consignment Office (*Deposito- en Consignatiekas/Caisse des Dépôts et Consignations*). The right to claim the distribution of dividends so deposited expires after thirty years at which time the dividends become the property of the Belgian State. Regarding registered shares, the right to the payment of any dividend expires five years after such dividend was declared by the Board of Directors.

Dividend policy

Since its incorporation, the Company has never declared or paid any dividends on its shares and does not expect to declare dividends in respect of the financial years ending on 31 December 2006 and 31 December 2007. Any longer term determination to declare dividends will depend on the Company's

earnings, operational and financial condition, capital requirements, including for growth and acquisitions, and other factors deemed relevant by the Board of Directors and the shareholders.

Furthermore, the Company's general reserve must be sufficient for any dividend payment. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. If the Company does generate sufficient earnings, the Shareholders Meeting may elect to reinvest instead of paying dividends.

Entitlement to dividends
Under the Belgian Company Code, dividends, if any, are declared by the annual Shareholders Meeting out of the net profits or distributable reserves based on the audited accounts drafted in accordance with Belgian law, provided that (i) the Company has reserved five percent of its net profits until such reserve has reached an amount equal to 10% of its subscribed capital ("the Non-Distributable Reserves") and (ii) following any such dividend distribution, the Company's net assets remain above the aggregate of its paid-in capital and its Non-Distributable Reserves.

The net assets consist of the total amount of the Company's assets reduced by an amount equal to the sum of the provisions and debts. For the distribution of dividends, the capital and reserves cannot include (i) the amount of the incorporation costs not yet amortized and (ii) the research and development costs not yet amortized, safe for exceptional circumstances, which must be explained and justified in the notes to the annual accounts.

5.11 Conflict of interest

Intra-group transactions
Article 524 of the Belgian Company Code provides a special procedure in the event the decisions or transactions of the Company relate to the Company on the one hand and other companies affiliated with the Company on the other hand, with the exception of relations between the Company and its subsidiaries. The procedure must also be applied for decisions or transactions relating to relations between the subsidiaries of the Company and companies affiliated with the subsidiary concerned. Such a decision or transaction must be submitted beforehand to the judgment of a committee of three independent directors, assisted by one or more independent experts, by whom the advantages and disadvantages for the Company and its shareholders are evaluated, the financial consequences are estimated and it is established whether the decision or transaction is of this nature to be a disadvantage for the Company which is, in view of the Company's policy, manifestly unjust. The committee must present its written advice to the statutory auditor and the Board of Directors, which will decide after having been informed of the committee's advice. The decision of the committee together with an excerpt from the minutes of the Board of Directors and the judgment of the statutory auditor must be published in the Company's annual report. This special procedure must not be applied for decisions and transactions which have occurred under the conditions of normal market practice or for decisions and transactions which represent less than 1% in value of the consolidated net assets of the Company.

The requirements of article 524 of the Belgian Company Code regarding the independence of directors may be summarized as follows:

- An independent director is not allowed to have exercised a mandate as director, member of the executive committee or executive manager in the Company or in an affiliated company during a period of two years prior to his/her appointment
- An independent director may not own shares representing 10% or more of the Company's capital or of one certain category of shares.
- If he/she owns less than 10%, (a) those shares together with shares owned by other companies over which the director concerned has control, cannot reach or exceed 10%; or (b) he/she cannot have entered into any agreements relating to the disposal of these shares or the exercise of the rights connected therewith

- An independent director cannot have a next of kin (i.e. a spouse, partner or a relative in the second degree) who exercises an important mandate or has a financial interest as described above
- An independent director cannot maintain a relationship with a company which is of this nature to affect his/her independence

Conflict of interests of directors
Articles 523 and 524 of the Belgian Company Code provide a special procedure in the event a director of the Company has a direct or indirect personal interest of financial nature which is contrary to a decision or transaction which falls within the authority of the Board of Directors in which case the director concerned must inform the other directors of his conflict of interest before the Board of Directors takes a decision. The statutory auditor must also be informed. The director may not participate in the deliberation or the vote on the conflicting decision or transaction. The minutes of the meeting of the Board of Directors must state the financial consequences for the Company and justify the decision taken. An excerpt of the minutes concerned must be published in the Company's annual report. The report of the auditors on the annual accounts must describe the financial consequences for the Company of each decision of the Board of Directors *vis-à-vis* which a director has a conflicting interest.

5.12 Transparency rules

Under Belgian law and the Company's Articles of Association, when acquiring or transferring voting securities or securities giving right to voting securities, if the total number of voting rights directly or indirectly held by a natural person or a legal entity, alone or jointly with other persons, exceeds or falls below the thresholds of 3% and 5% or a multiple of 3% or 5% of the total number of voting rights attached to the securities of the Company, that natural person or legal entity must disclose the acquisition or transfer within two banking days after such acquisition or transfer.

A shareholder whose participation exceeds or falls below one of these thresholds must at each occasion inform the BFIC and the Company. The documents relating to the transaction concerned must be sent to the BFIC. When the participation of a shareholder reaches 20%, the notification must indicate in which strategy the acquisition or transfer concerned fits, as well as the number of securities acquired during a period of 12 months before the notification and in which manner such securities were acquired. These disclosure obligations are valid as of the first day of trading.

The Company is obliged to publish the received notifications the next banking day and must mention these notifications in the notes to the annual accounts. Euronext Brussels will publish the details of the notifications. Failure to comply with the disclosure obligation may lead to, among other things, the suspension of voting rights and criminal liability.

5.13 Takeover bids and change of control

During its meeting on 29 March 2005, the Shareholders Meeting has explicitly granted the powers to the Board of Directors to increase the Company's capital within the framework of the authorized capital as described here above.

Under Belgian law, public takeover bids for all the outstanding voting securities issued by the Issuer are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Furthermore, in the event that an individual or a company intends to acquire the joint or exclusive control of the Issuer through one or several transactions and the price of the contemplated transfer includes a control premium, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for Shares during the 12 months preceding the acquisition of control of the Issuer. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price. On 5 January 2007, the Belgian Government published a draft statute regarding the implementation of the EU Directive

2004/25/EC (Take over Directive) of the European Parliament and of the Council dated 21 April 2004 and concerning public takeovers. According to this draft statute, a mandatory takeover bid must be made when, as a result of its own acquisition or the acquisition by persons acting in concert with it, a person owns, directly or indirectly, more than 30% of the securities with voting rights in a Belgian company whose securities are admitted to trading on a regulated or recognized market. Whether a premium is paid in excess of the market price will no longer be relevant for the obligation to make a mandatory public bid. Galapagos believes that this law, implementing the EU Directive 2004/25/EC will be adopted prior to the Belgian parliamentary election that is scheduled on 10 June 2007. This coming law is subject to possible amendments and further provisions to be adopted by Royal Decree.

5.14 Periodic information

Galapagos' Articles of Association have been filed with the registry of the Commercial Court's office in Mechelen (Belgium). Copies thereof are available to the public there and also can be found at Galapagos' website.

The Company's statutory and consolidated financial accounts are filed with, and copies thereof are available to the public at the Belgian National Bank. Galapagos' Annual Report, press releases, and investor relations information can also be found on Galapagos' website. Upon request, investors can also obtain a copy of the Articles of Association and the financial statements from the Company at its registered office. Galapagos has opted to provide its audited annual financial statements within three months after the end of its financial year and within two months after the end of its first half financial year.

Galapagos is required to comply with the provisions of the Royal Decree of March 31, 2003, relating to the obligations of issuers of financial instruments authorized for trading on a regulated Belgian market.

Further information can be obtained at the registered office of Galapagos (contact: Investor Relations Department) or via the Galapagos website: www.glpg.com.

5.15 Evolution of the share price

Galapagos' shares are listed on Euronext Brussels (ticker symbol: GLPG), Euronext Amsterdam (ticker symbol: GLPGA) and the Alternative Investment Market (AiM) of the London Stock Exchange (ticker symbol: GLPG). The following table shows the quarterly high and low closing price (in Euro) and the daily average volume of Galapagos' shares on Euronext Brussels during each quarter of 2005 and 2006.

Euronext Amsterdam			
Period	High in €	Low in €	Average daily volume
2Q05	7.70	6.45	15,856
3Q05	9.75	6.86	22,218
4Q05	11.96	8.07	64,375
1Q06	10.24	8.25	42,763
2Q06	10.50	8.45	40,697
3Q06	8.95	8.24	21,202
4Q06	10.00	8.18	31,846

Euronext Brussels			
Period	High in €	Low in €	Average daily volume
2Q05	7.48	6.55	13,599
3Q05	9.90	6.92	7,156
4Q05	11.95	8.11	26,981
1Q06	10.25	8.30	18,256
2Q06	10.70	8.38	14,167
3Q06	9.00	8.23	7,464
4Q06	9.98	8.17	25,498

GLPG vs. ING Biotech Index


GALAPAGOS
ING Biotech Index
11.5
11
10.5
10
9.5
9
8.5
8
7.5
7
30/12/2005
28/02/2006
30/04/2006
30/06/2006
30/08/2006
30/10/2006
30/12/2006

6. SUBSIDIARIES OF GALAPAGOS

6.1 Group structure of Galapagos

The Galapagos group of companies counts 16 legal entities, including Galapagos NV. All subsidiaries are directly or indirectly wholly owned by Galapagos NV.

Galapagos has drug discovery programs based in bone and joint diseases and a clinical program in menopausal 'hot flashes.' Galapagos' service division BioFocus DPI offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds. Galapagos currently employs more than 450 people and operates facilities in eight countries.

6.2 Subsidiaries of Galapagos NV

Galapagos Genomics BV, a company incorporated under the laws of the Netherlands, with registered office at Archimedesweg 4, 2333 CN Leiden. Galapagos NV holds 100% of the shares of Galapagos Genomics BV.

As of the acquisition of BioFocus, a drug discovery company, in October 2005, Galapagos NV holds, directly or indirectly, all outstanding shares of the following subsidiaries:

BioFocus plc, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom. Galapagos NV holds 100% of the shares of BioFocus plc.

BioFocus Discovery Ltd, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom. BioFocus plc holds 100% of the shares of BioFocus Discovery Ltd.

BioFocus Inc, a company incorporated under the laws of Ohio, United States, with registered offices at 3345 Old Salem Road, Dayton, OH 45415, United States. BioFocus plc holds 100% of the shares of BioFocus Inc.

Cambridge Drug Discovery Holding Ltd, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom. BioFocus Discovery Ltd holds 100% of the shares of Cambridge Drug Discovery Holding Ltd. This company is non-trading.

Cambridge Genetics Ltd, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom. Cambridge Drug Discovery Holding Ltd holds 100% of the shares of Cambridge Genetics Ltd. This company is non-trading.

Cambridge Discovery Ltd, a company incorporated under the laws of the United Kingdom, with registered offices at Chesterford Research Park, Saffron Walden, Essex, CB10 1XL, United Kingdom. Cambridge Drug Discovery Holding Ltd holds 100% of the shares of Cambridge Discovery Ltd. This company is non-trading.

In June 2006, BioFocus Inc incorporated:
Compound Focus Inc, a company incorporated under the laws of Delaware, United States, with registered office 16192 Coastal Highway, Lewes, Delaware. In July 2006, the shares of Compound Focus Inc were transferred from BioFocus Inc to BioFocus DPI Inc, who holds 100% of the shares of Compound Focus Inc.

As of the acquisition of the drug discovery operations of Discovery Partners International in July 2006, Galapagos NV holds, directly or indirectly, all outstanding shares of the following subsidiaries:

BioFocus DPI AG (formerly named: Discovery Partners International AG), a company incorporated under the laws of Switzerland, with registered office Gewerbestrasse 14, CH-4123, Allschwill, Switzerland. Galapagos NV holds 100% of the shares of BioFocus DPI AG.

Discovery Partners International GmbH, a company incorporated under the laws of Germany, with registered office Waldhoferstrasse 104, 69123 Heidelberg, Germany. BioFocus DPI AG holds 100% of the shares of Discovery Partners International GmbH.

BioFocus DPI Inc (formerly named: ChemRx Advanced Technologies Inc), a company incorporated under the laws of Delaware, United States, with registered office Oyster Point Blvd, Suite 1, South San Francisco, CA 94080, California. BioFocus Inc holds 100% of the shares of BioFocus DPI Inc.

Xenometrix Inc, a company incorporated under the laws of Delaware, with registered office at 2425 North 55th Street, Suite 111, Boulder, CO 80301-5700, United States. BioFocus Inc holds 100% of the shares of Xenometrix Inc.

BioFocus DPI LLC (formerly named: Discovery Partners International LLC), a company incorporated under the laws of Delaware, with office at level 32, Shinjuku Nomura Building, 1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0532, Japan. BioFocus Inc holds 100% of the shares of DPI LLC.

On December 6, 2006, Galapagos NV acquired:
Inpharmatica Ltd, a UK based company with corporate offices at 1-19 New Oxford Street, London WC1A 1NU, UK, and other offices at 127 Science Park, Milton Road, Cambridge CB4 0GD,UK. Galapagos NV holds 100% of the shares of the Inpharmatica Ltd.

On December 22, 2006, Galapagos NV acquired:
ProSkelia SASU, a company incorporated under the laws of France, with registered office at 102 route de Noisy, Romainville (Seine Saint Denis), France. Galapagos NV holds 100% of the shares of ProSkelia SASU.

Name of the subsidiary	Shareholder	Total shares held by Group
Galapagos Genomics BV	Galapagos NV	100%
BioFocus plc	Galapagos NV	100%
BioFocus Discovery Ltd	BioFocus plc	100%
BioFocus Inc	BioFocus plc	100%
Cambridge Drug Discovery Holding Ltd	BioFocus Discovery Ltd	100%
Cambridge Genetics Ltd	Cambridge Drug Discovery Holding Ltd	100%
Cambridge Discovery Ltd	Cambridge Drug Discovery Holding Ltd	100%
Compound Focus Inc	BioFocus DPI Inc	100%
BioFocus DPI AG	Galapagos NV	100%
Discovery Partners International GmbH	BioFocus DPI AG	100%
BioFocus DPI Inc	BioFocus Inc	100%
Xenometrix Inc	BioFocus Inc	100%
BioFocus DPI LLC	BioFocus Inc	100%
Inpharmatica Ltd	Galapagos NV	100%
ProSkelia SASU	Galapagos NV	100%

7. CORPORATE GOVERNANCE

On 29 March 2005, the Board of Directors approved the Company's Corporate Governance Charter. This charter is in addition to the corporate governance provisions included in the Belgian Code of Companies and in the Company's Articles of Association. The corporate governance charter aims to achieve an efficient management and appropriate control of the Company. This Charter is available on the website of the Company.

The Company's Corporate Governance Charter includes the following specific rules and charters:

- Charter of the Board of Directors;
- Charter of the Audit Committee;
- Charter of the Nomination- and Remuneration Committee;
- Charter of the Executive Committee;
- Policy for transactions between the Company and its directors and executive managers;
- Protocol to avoid insider trading.

The Board of Directors expressed its opinion that clear understandings relating to corporate governance contribute to long-term value creation and to a workable equilibrium between the entrepreneurship on the one hand and the control functions of the management organisms on the other hand. The Board of Directors has set as an objective that the provisions of the Belgian Corporate Governance Code (the so-called "Lippens-Code") be respected. However, the Board of Directors also determined that it is permissible not to comply with certain corporate governance provisions when the specific circumstances in which the Company operates are taken into account. In such cases, which are mentioned in this chapter, it applies the principle of "comply or explain".

7.1 Board of Directors

Composition of the Board of Directors

Galapagos' Board of Directors consists of a minimum five and maximum nine members, including the Chairman and the CEO. The Chairman is a non-executive director and does not hold the office of CEO. The Board of Directors consists of at least three independent directors.

Galapagos' Board of Directors counts the following members: Dr Raj Parekh (Chairman), Ir Onno van de Stolpe (CEO), Dr Laurent Ganem, Dr Harrold van Barlingen, Mr Geoff McMillan, Dr Barry Ross, Mr Ferdinand Verdonck, and Dr Rudi Pauwels; the latter three Directors are appointed as independent directors. In December 2006, Dr Wilson Totten (who used to be an independent Board member) and Dr David Stone (a dependent Board Member) stepped down as Board Members. The Board filled the vacancy for an independent Board member and appointed Dr Rudi Pauwels joined as independent Board member effective 1 January 2007.

An independent Director is a Director who is independent in accordance with article 524 of the Belgian Company Code, and in accordance with the requirements set out in the Belgian Corporate Governance Code.

Dr Barry Ross assisted Galapagos in the course of 2006 in assessing potential commercial transactions. He did not charge any fees for this additional consultancy work.

Except for Onno van de Stolpe, all Board members are non-executive Directors.

The Directors are elected by the Shareholders Meeting for a maximum period of four years. Each Director can at any time tender his resignation or be dismissed before the end of his mandate by decision of the Shareholders Meeting, taken with normal majority. Directors can be re-elected. In case of an untimely vacancy in the Board of Directors, the remaining Directors have the right to fill the vacancy until the

general meeting appoints a new Director. The appointment will to that effect be put on the agenda of the first following general meeting. Each Director that has in this manner been appointed by the general meeting will finish the mandate of the Director he replaces unless the general meeting decides otherwise.

As of 1 January 2007, Galapagos' Board of Directors is composed as follows:

Name	Age on 31/12/06	Position	(Not) Independent	(Non-) Executive	Director since
Raj Parekh	46	Director and Chairman	Not Independent	Non-executive	July 2004
Onno van de Stolpe	47	Director and CEO	Not Independent	Executive	June 1999
Ferdinand Verdonck	64	Director	Independent	Non-executive	March 2005
Barry Ross	58	Director	Independent	Non-executive	April 2003
Laurent Ganem	48	Director	Not Independent	Non-executive	March 2002
Harrold van Barlingen	41	Director	Not Independent	Non-executive	March 2005
Geoff McMillan	50	Director	Not Independent	Non-executive	January 2006
Rudi Pauwels	45	Director	Independent	Non-executive	January 2007

Profile of directors

Raj Parekh, PhD

Dr Parekh is a General Partner at Advent Venture Partners, a UK based Venture Capital firm. He co-founded Oxford GlycoSciences (OGS) in 1988, was Chief Scientific Officer and Senior Vice President of Research and was instrumental in the flotation of the Company in 1998, its listing on NASDAQ and its subsequent merger with Celltech. He joined Galapagos' Board of Directors in July 2004. His current appointment as member of the Board lasts until 5 May 2009. (Address: 25 Buckingham Gate, London UK).

Other mandates:
Member of the Board of Directors of Celldex (Princeton, US), Lorantis (Cambridge, UK), Parekh Enterprises (Oxford, UK), Amsterdam Molecular Therapeutics NV (Amsterdam, Netherlands), Thiakis Ltd (London, UK), 4-Antibody (Basel, Switzerland) and EUSA (Oxford, England).

Previous mandates (past 5 years):
Member of the Board of Directors of Akubio (Cambridge, UK), Chroma Therapeutics (Oxford, UK), Oxford GlycoSciences (Abingdon, UK), Syntaxin (Porton, UK) and Speciality Eurpean Pharma Ltd (London, UK).

Onno van de Stolpe, Ir

Mr Van de Stolpe founded Galapagos in 1999 while he was Managing Director Genomics at IntroGene (now Crucell). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe. He established this European headquarters after joining Molecular Probes in the US. Previously, he worked for the Netherlands Foreign Investment Agency in California where he was responsible for recruiting biotech and medical device companies to locate in the Netherlands. Van de Stolpe started his career as a Manager Business Development at MOGEN in Leiden. He received his MSc degree from the Agricultural University in Wageningen. He joined Galapagos' Board of Directors in June 1999. His current appointment as member of the Board lasts until 5 May 2009. (Address: Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Other mandates: None.

Previous mandates (past 5 years): None.

Ferdinand Verdonck

Mr Verdonck is currently on the board of several companies, in Europe and the US. His professional experience is based on his work, mainly in financial services, most recently as the managing director of Almanij and earlier with Lazard Frères, and also in manufacturing (Bekaert NV). His responsibilities entailed board participation in publicly traded and privately-held companies in many countries. He holds a law degree from the KU Leuven and degrees in economics from KU Leuven and the University of Chicago. He joined Galapagos' Board of Directors in May 2005. His current appointment as member of the Board lasts until 5 May 2009. (Address: Nederpolder 7, 9000 Gent, Belgium).

Other mandates:
Member of the Board of Directors of Easdaq (Leuven, Belgium),Groupe SNEF (Marseille, France), JP Morgan European Investment Trust (London, England), Laco Information Services (Diegem, Belgium), Phoenix Funds (Hartford, US).

Previous mandates (past 5 years):
Member of the Board of Directors of Banco Urquijo (Madrid, Spain), Dictaphone Corporation (Stratford, US), Santens (Oudenaarde, Belgium), Almanij (Brussels, Belgium) and several directorships held in conjunction herewith, Degussa (Antwerp, Belgium), Phoenix Investment Partners (Hartford, US), Xpert Safety (Brussels, Belgium).

Barry Ross, PhD

Dr Ross is an independent scientific and business advisor. From February 2000 to August 2001 he served as CEO and Scientific Director of the Affymax Research Institute in Palo Alto. He held a number of senior research positions in the pharmaceutical industry including Director, Group Research Strategy and Alliances at GlaxoWellcome. He received his PhD in Organic Chemistry from Imperial College of Science and Technology, London. He joined Galapagos' Board of Directors in April 2003. His current appointment as member of the Board lasts until 5 May 2009. (Address: Garthmead, Annable Lane, Harpenden, AL5 3PL, UK).

Other mandates:
- Member of the Board of Directors of Kreatech (Amsterdam, The Netherlands),
- member of the scientific advisory board of Jerini (Berlin, Germany), Trophos (Marseille, France).

Previous mandates (past 5 years):
- Member of the Board of Directors of BioImage (Copenhagen, Denmark),
- member of the supervisory board of Jerini (Berlin, Germany),
- member of the Board of Directors of Molecular Probes (Eugene, USA), RiboTarget (Cambridge, UK), Zeptosens (Basel, Switzerland), Inpharmatica (London, UK).

Laurent Ganem, MD

Dr Ganem became a partner of Apax Partners in 1994, in charge of investments in Healthcare and Biotechnology. He began his career in the US at Baxter International. Then, back in France, he founded a company specializing in Life Science Technology Transfers where he was General Manager until 1993. Laurent is a graduate of the Paris University of Medicine. He also obtained an MBA from Columbia University, New York. He joined Galapagos' Board of Directors in March 2002. His current appointment as member of the Board lasts until 5 May 2009. (Address: Rue des Beaux-Arts 3bis, 75006 Paris, France).

Other mandates:
- Member of the Board of Directors of Biolipox (Stockholm, Sweden), Capio (Stockholm Sweden), Corevalve (Irvine, US), Hybrigenics (Paris, France), Neuro3D (Mulhouse, France), Neurotech (Providence, US), Newron (Milan, Italy), DBV (Paris, France), Vedici (Paris, France),.
- partner of Apax Partners.

Previous mandates (past 5 years):
Member of the Board of Directors of Entomed (Illkirch, France), IDM (Paris, France), NicOx (Sofia Antipolis, France), Syntem (Nimes, France).

Harrold van Barlingen, PhD

Dr Van Barlingen is managing director of Thuja Capital BV and represents AlpInvest Partners. Thuja Capital is the exclusive manager of the direct life sciences portfolio of AlpInvest Partners, one of the largest private equity investors worldwide. Before founding Thuja Capital he headed the life science investments at AlpInvest partners. Before AlpInvest, Harrold worked as a consultant at the Boston Consulting Group. Prior to BCG, Van Barlingen headed the Benelux office of the Lewin Group (a Quintiles subsidiary), an international firm specialized in the field of health economy. He holds an MSc in Medical Biology and a PhD in the area of cardiovascular diseases, both from the University of Utrecht. He joined Galapagos' Board of Directors in May 2005. His current appointment as member of the Board lasts until 5 May 2009. (Address: Yalelaan 40, 3584 CM Utrecht, The Netherlands).

Other mandates:
Member of the Board of Directors of Avantium (Amsterdam, The Netherlands), BioXell (BXLN, SWX; Milan, Italy), Curacyte (Munchen, Germany), DrugAbuse Sciences (Paris, France) and observer at DeveloGen (Gottingen, Germany).

Previous mandates (past 5 years): None.

Geoff McMillan

Mr. Henry Geoffrey (Geoff) McMillan has over twenty years experience within the pharma and biopharma sectors and has worked at a senior level in business at all stages of their development. At the start of his career he held several sales and marketing positions at Smith and Nephew before moving into business development with Roche where he was Global Head of Business Development and Planning and a member of Roche's Pharmaceutical Division board. He returned to the UK in 1993 to join the board of Xenova Group Plc as Commercial director. Mr. McMillan then joined élan in April 1996 and was instrumental in the development of Elan internationally. His responsibilities included the direction of business development, marketing, supply chain and Elan's emerging business in the Asia Pacific region. Mr. McMillan joined BioFocus as COO in November 2002 and was CEO of BioFocus from May 2003 to October 2005. He is currently CEO of Speciality European Pharma Ltd and Chairman of Maelor plc, a UK specialist critical care company. Geoff McMillan joined the Board of Galapagos in January 2006. His current appointment as member of the Board lasts until April 2008. (Address: Gameguards, Northend, Meldreth, Royston, Hertfordshire, S68 6 NX, UK).

Other mandates:
CEO of Speciality European Pharma Ltd (London, UK),
Chairman of Maelor plc (Newbridge, UK).

Previous mandates (past 5 years):
COO and CEO of BioFocus plc and BioFocus Discovery Ltd (Saffron Walden, UK).

Rudi Pauwels, PhD

Dr Pauwels is a co-founder of Tibotec (now a J&J company), one of the leading and most productive new industrial players in the field of anti-HIV drug discovery and development. The new HIV protease inhibitor TMC114 (PREZISTA™) approved by the FDA in June 2006 originates from the R&D team led by Dr Pauwels. In 1995, he co-founded Virco, a company involved in molecular diagnostic tools for HIV resistance testing. He published more than 150 peer-reviewed scientific publications, and received several awards for his scientific work and his achievements as a biotech entrepreneur. Dr Rudi Pauwels is a pharmaceutical scientist who holds a PhD from the University of Leuven. As Dr Pauwels has been appointed as an independent Director by the Board of Directors to fill the vacancy of an independent Director that arose when Dr Totten stepped down from the Board, his appointment will last until the first following shareholders meeting. His appointment will be put on the agenda of the first following general meeting. Each Director that has in this manner been appointed by the general meeting will finish the mandate of the Director he replaces (i.e. until 5 May 2009) unless the general meeting decides otherwise. (Address: Chemin de Layaz 3, CH-1806 Saint-Légier-La Chiésaz, Switzerland).

Other mandates:
None.

Previous mandates (past 5 years):
Founder, CEO, and CSO of Tibotec NV (Mechelen, Belgium).
Founder and Chairman of VIRCO NV (Mechelen, Belgium).
Chairman of Galapagos Genomics NV (Mechelen, Belgium).

Compensation of Directors
The Shareholders' Meeting decides whether the directors are remunerated for the exercise of their mandate as Directors. Except for the Chairman, all non-executive Directors are reimbursed for the expenses reasonably incurred during the exercise of their mandate as a Director.

According to the decision of the Annual General Meeting of April 4, 2006 the independent Directors receive a remuneration of €20,000 per year. The Chairman of the Audit Committee receives an additional amount of €5,000 for performing this activity. The non-executive Directors who do not qualify as independent Directors and who do not represent a shareholder of the Company also receive remuneration for their mandate as a Director of €20,000 per year. In the event a Director is less than 75% present on the meetings of the Board of Directors, the amounts referred to above will be proportionally decreased. Directors who represent a shareholder in the Board of Directors will only receive reimbursement of the expenses incurred for participating in the Board of Directors. The Chairman of the Board of Directors, Dr. Raj Parekh does not receive remuneration as the other Directors, nor is he entitled to reimbursement of expenses as the other Directors. However, a consultancy contract was made with the Chairman of the Company, under which the Chairman receives a monthly fee of £4,166, as a compensation for giving strategic advice (see also disclosure made under Related Party Transactions on page 83).

For the avoidance of doubt, the CEO does not receive any special remuneration for his work on the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Executive Committee.

There have been no specific amounts set aside or accrued for by the Company or its affiliates in 2006 to provide pensions, retirement or other similar benefits for any Directors of the Company. Neither the Company nor its subsidiaries have provided or processed any specific sums for pensions, severance payment, or similar advantages or benefits for any Directors of the Company, except for an *ex gratia* payment of €10,000 to Dr David Stone and the immediate vesting of the warrants granted to him, as compensation in connection with his stepping down from the Board. This compensation was agreed by the Board and the procedure of article 523 BCC was followed. Dr Stone did not participate in the deliberation and vote on this matter.

Shares and warrants held by Directors
As far as is known to the Company, the Directors hold the following financial instruments of Galapagos as of December 31, 2006:

Name	Number of shares owned or controlled directly or indirectly	% of total outstanding shares of GLPG	Number of shares that warrants give right to ([1])	Total number of securities	% of total securities
Raj Parekh	0		125,000 (31,250)	31,250	0.1%
Onno van de Stolpe	21,000	0.11%	1,132,700 (376,925)	397,925	1.8%
Ferdinand Verdonck	0		40,000 (10,000)	10,000	0.05%
Barry Ross	0		30,000 (7,500)	7,500	0.04%
Laurent Ganem	0		0		0%
Harrold van Barlingen	0		0		0%
Geoff McMillan	2,250	0.01%	50,000 (50,000)	52,250	0.24%
Rudi Pauwels ([2])	1,000	0.01%	0	1,000	0.01%
Wilson Totten ([3])	0		30,000 (7,500)	7,500	0.04%
David Stone ([4])	117,969	0.59%	3,500 (3,500)	121,469	0.56%

([1]) After the reverse 4:1 share split decided by the Shareholders' Meeting of 29 March 2006, 4 warrants of the 1999 and 2002 plans will entitle the warrant holder to subscribe to one share. One warrant of the new warrant plans created as of 2005 onwards will entitle the warrant holder to subscribe to one share. In the table above, the numbers of the warrant plans 1999 and 2002 are divided by 4 to avoid a mixture of rights.

([2]) Appointed a director effective 1 January 2007.

([3]) Ceased to be a Director on 23 December 2006.

([4]) Ceased to be a Director on 31 December 2006.

The Board of Directors points out that the Belgian Code on Corporate Governance does not recommend granting warrants to non-executive Directors, as this code contains a provision which states that non-executive Directors should not be entitled to performance-related remuneration such as stock related long-term incentive schemes. In deviation to this provision, the Board of Directors decided to grant warrants to non-executive directors. This way, the Company has additional possibilities to attract competent non-executive Directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on the financial results of the Company. Furthermore, the grant of warrants is a common use method in the sector in which the Company is active. Without this possibility, the Company would be confronted with a considerable disadvantage comparing to competitors who do offer warrants to their non-executive Directors. The Board of Directors is of the opinion that the grant of warrants has no negative impact on the function of the non-executive Director.

Modus operandi of the Board of Directors

A meeting of the Board of Directors may be called by the Chairman, by two Directors or by the CEO. A meeting is validly held if an attendance quorum of at least half of the present or represented members of the Board of Directors is met. If a meeting is postponed for lack of quorum, a second meeting of the Board of Directors may validly deliberate and decide on the agenda items of the first meeting if at least two Directors are present or represented at the second meeting.

Decisions of the Board of Directors are taken by normal majority. Blank and invalid votes are not included in the calculation of the votes cast. If the votes are tied, the Chairman of the Board of Directors has a casting vote.

The Board's role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed. Recurrent topics on the agenda of the Board meetings include a review of the operations from research, development and business point of view, financial review and interactions with other companies. Sometimes *ad hoc* Board meetings are held to deal with specific matters.

In 2006, the Board of Directors held 12 regular meetings. In addition, there have been 5 special Board meetings relating to the grant of warrants, and the cancellation of preferential subscription rights related to the grant of warrants and the issuance of new shares in the framework of the ProSkelia and Inpharmatica acquisition.

The Belgian Code on Corporate Governance provides that the individual attendance record of Directors should be disclosed. The Company decided not to comply with this provision, based on the consideration that the Board of Directors is a collegial body, and deliberates and takes decisions as collegial body. The attendance to the Board meeting as presented in a global attendance rate, guarantees decision-taking in compliance with the Articles of Association and in the interest of the Company. Overall attendance rate (present or duly represented) was 89%.

7.2 Nomination and Remuneration Committee

The Nomination- and Remuneration Committee consists of the following three Directors: Raj Parekh (Chairman), Ferdinand Verdonck and Rudi Pauwels.

All members of the Nomination- and Remuneration Committee are non-executive Directors, the majority of whom are independent Directors.

The Nomination and Remuneration Committee's role is twofold: drafting recommendations to the Board of Directors regarding the remuneration policy of Galapagos and the remuneration of directors and members of the Executive Committee, and selecting the appropriate candidate-directors and making recommendations to the Board of Directors in relation to the appointment of directors and members of the Executive Committee.

The Nomination and Remuneration Committee's powers and responsibilities have been included in the charter of the Nomination and Remuneration Committee. The Nomination and Remuneration Committee will meet at least twice yearly, as well as each time a meeting is required in view of the committee's role and responsibilities as convened by the Chairman. The Nomination and Remuneration Committee reports its conclusions and recommendations to the Board of Directors, while aiming to ensure utmost discretion in its reporting documents and proceedings.

In 2006, the Nomination- and Remuneration Committee held 4 meetings, in which it dealt with matters including appointment of senior executives, grants of warrants and bonuses, new warrant plans and envelopes for salary increases.

The Nomination-and Remuneration Committee acts as a collegial body. The attendance to the Nomination-and Remuneration Committee meetings over the year 2006 is presented in a global attendance rate, which was 100%

7.3 Audit Committee

The Audit Committee consists of the following three Directors: Ferdinand Verdonck (Chairman), Barry Ross and Raj Parekh.

All members of the Audit Committee are non-executive Directors, the majority of whom are independent. The Chairman is an independent non-executive Director. All members dispose of the relevant expertise, especially in scientific and financial matters, to fulfill their task efficiently.

The members of the Audit Committee are appointed by the Board of Directors in order to develop long-term audit procedures relating to all Galapagos' activities. This task consists more specifically of: follow up on financial reporting and verification of financial data, verification and follow up of the internal control mechanisms, evaluation and verification of the effectiveness of the risk assessment systems, and follow up on the internal and external audit activities.

The Audit Committee's powers and responsibilities have been included in the charter of the Audit Committee. The Audit Committee will meet as often as necessary to ensure the committee's good operation, with a minimum of four meetings yearly convened by the Chairman. The Audit Committee reports its conclusions and recommendations to the Board of Directors and informs the Board of Directors regularly on the exercise of its tasks and on all matters that require immediate action or improvement.

In 2006, the Audit Committee held 3 meetings, in which it dealt with matters including audit review and procedures.

The Audit Committee acts as a collegial body. The attendance to the Audit Committee meetings over the year 2006 is presented in a global attendance rate, which was 78%

7.4 Conflict of interest

In the event of a transaction where a Director's interest conflicts with the interest of the Company, the Director shall notify the Board of Directors in advance of the conflict and will act in accordance with the relevant rules of the Company Code (i.e. article 523 of the Company Code).

In addition, the Company's Corporate Governance Charter includes a policy for transactions between the Company and its Directors and executive managers. Without prejudice to the procedure defined in article 523 of the Belgian Company Code, this policy provides that all transactions between the Company and its directors, its members of the Executive Committee or its representatives need the approval of the Board of Directors, which approval can only be provided at normal market conditions. By way of example, Directors and members of the Executive Committee are not allowed, neither directly nor indirectly, to make agreements with the Company which relate to the supply of materials or delivery of services (other than in the framework of their mandate for the Company), except with the explicit approval of the Board of Directors. In the event Directors, members of the Executive Committee or their fixed representative are confronted with a potential conflict of interest related to a decision or transaction of the Company, they will immediately inform the Chairman of the Board of Directors. Conflict of interest means a.o. a conflict of proprietary or functional interest, as well as conflicts of a family nature (up to second degree). Such a conflict of interest, in the event it is not a conflict of interest as provided for in article 523 of the Belgian Company Code, shall be written down in the minutes, and the Director or member of the Executive Committee shall not vote. Except for the consultancy agreement with its Chairman, which is explained in Related party transaction on page 79 and approved by the Board of Directors, and except for the disclosures made hereafter, the Company is not aware of any conflicts of interest or potential conflicts of interest.

During the year 2006, a number of situations occurred where a potential conflict of interest between the Company and a member of a governance body of the Company existed. They are described hereafter.

In connection with the acquisition of Inpharmatica Ltd by Galapagos in December 2006: among the shareholders of Inpharmatica were a number of venture capital investment funds belonging to the Advent Venture Partners group (London, UK). Dr Raj Parekh, the chairman of Galapagos NV, was a general partner with Advent Venture Partners. In the minutes of the Board meetings of 10 October 2006 and 7 November 2006, where *i.a.* the possible acquisition of Inpharmatica was discussed, the procedure of article 523 of the BCC was applied.

In connection with the acquisition of ProSkelia SASU by Galapagos in December 2006: Dr Wilson Totten, a member of the Board of Galapagos, was also CEO of ProStrakan Group plc, the ultimate parent company of ProSkelia SASU. In the minutes of the Board meetings of 10 October 2006 and 7 November 2006 and 12 December 2006, where *i.a.* the possible acquisition of ProSkelia SASU was discussed, the procedure of article 523 of the BCC was applied.

In connection with the approval of the Management Bonus Plan by the Board of 12 December 2006: insofar the Plan applies to him, Mr Onno van de Stolpe did not participate in the deliberation and the vote, in application of article 523 BCC.

In connection with the approval by the Board of 12 December 2006 of a compensation for Dr David Stone in connection with his stepping down from the Board, Dr Stone did not participate in the deliberation and the vote, in application of article 523 BCC.

In connection with the decision of the Board of 12 December 2006 to harmonize the vesting structure of the warrants, granted to Directors under the 2002 Warrant Plan to make all vesting linear over a vesting period of 36 months and thus bringing it in line with the 36-months vesting mechanism for Directors as set forth in the 2005 Warrant Plan and the Warrant Plan 2006 Belgium/The Netherlands, the Directors involved (Dr Parekh, Mr Verdonck, Dr Totten and Dr Ross) did not participate in the deliberation and vote insofar as they were affected (Dr Totten did not attend the meeting), in application of article 523 BCC.

In 2006, there have been no arrangements or understandings with major shareholders pursuant to which a representative of such shareholder became a Board Member or Executive Committee member of the Company.

7.5 Executive Committee

Composition

The Executive Committee currently consists of eight (8) people, who need not be a Director. The Executive Director and CEO, Onno van de Stolpe, is Chairman of the Executive Committee.

Name	Age	Title	EC member since
Onno van de Stolpe	47	Chief Executive Officer	Co-founder in 1999
Graham Dixon	45	SVP Drug Discovery	2004
Andre Hoekema	49	SVP Corporate Development	2005
Richard Neale	42	SVP North America	2006
Chris Newton	51	SVP BioFocus DPI	2005
David Phillips	48	SVP Marketing & Sales	2005
Dirk Pollet	51	SVP Licensing & Intellectual Property	2000
David Smith	41	Chief Financial Officer	2006

Profile

Onno van de Stolpe, Ir – Chief Executive Officer
Mr Van de Stolpe co-founded Galapagos in 1999 while he was Managing Director Genomics at IntroGene (now Crucell). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe. He established this European headquarters after joining Molecular Probes in the US. Previously, he worked for the Netherlands Foreign Investment Agency in California where he was responsible for recruiting biotech and medical device companies to locate in the Netherlands. Van de Stolpe started his career as a Manager Business Development at MOGEN in Leiden. He received his MSc degree from the Agricultural University in Wageningen. (Address: p/o Galapagos NV, Generaal de Wittelaan L11 A3, 2800 Mechelen, Belgium)

Graham Dixon, PhD – Senior Vice President Drug Discovery
Dr Dixon joined Galapagos on 15 November 2004. Prior to joining Galapagos, Dr Dixon was CSO of Entomed in France. From 2002 to 2003, he was CSO at F2G in the UK. From 1994-2002, Dr Dixon had various research & development management positions at Zeneca and AstraZeneca. He started his professional career with Dow and later DowElanco. He has a PhD in Biochemistry from the University of Swansea in the UK. (Address: p/o Galapagos NV, General De Wittelaan L11 A3, B-2800 Mechelen, Belgium)

Andre Hoekema, PhD – Senior Vice President Corporate Development
Dr Hoekema joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe. He brings 20 years of biotech experience from positions at Molecular Probes Europe (Managing Director), Crucell (Director of Business Development), DSM Life Sciences, MOGEN (Research and Project Management) and Genentech (R&D). Dr Hoekema has a PhD degree from Leiden University and is the inventor of over 20 series of patent applications, resulting in 15 patents issued in the US. (Address: p/o Galapagos Genomics B.V., Archimedesweg 4, PO Box 2048, 2301 CA Leiden, The Netherlands)

Richard Neale - Senior Vice President North America
Mr Neale joined Galapagos in October 2006 from Discovery Partners International where he was member of the Executive Management Team and held various positions involving strategic, commercial, corporate and operational aspects of the Company. Prior to DPI, he was Vice President, Business at Systems Integrated Drug Discovery Company and Vice President, Business Affairs and General Legal Counsel at Novopharm Biotech (now Viventia Biotech). Mr. Neale practiced law in the Corporate/Securities group of Davies Ward & Beck (now Davies Ward Phillips & Vineberg). He holds a Bachelor of Science degree from the University of Guelph and Masters of Business Administration and Law degrees from Dalhousie University. (Address: p/o BioFocus DPI Inc., 9640 Towne Centre Drive, San Diego, CA 92121, USA)

Dr Chris Newton - Senior Vice President BioFocus DPI
Dr Newton was appointed to BioFocus in 2005. Between 2000 and 2005, he was a founding scientist and CSO and Board Director at Argenta Discovery Ltd. From 1979 to 2000, he held a variety of senior management positions in both research and development in the Rhone-Poulenc group of companies, working on a variety of projects, some of which reached clinical trials. Dr Newton holds a degree in Natural Sciences from the University of Cambridge and is Emeleus chemistry prize holder of that university. He earned his PhD at the University of Sheffield in 1979, for which he was awarded the Turner Prize. Dr Newton has been appointed to visiting academic fellowships and professorships associated with the University of Warwick (1994-1998) and the University of Essex (1995-1999) during his industrial career. (Address: p/o BioFocus Discovery Ltd., Chesterford Research Park, Saffron Walden, Essex, CB10 1XL)

David Phillips - Senior Vice President Sales & Marketing
Mr Phillips joined BioFocus in 2004 from The Automation Partnership where he held the position of VP, Sales and Marketing. Prior to this he has worked for Argenta Discovery Ltd. and has extensive experience in biotechnology start-up companies. Mr Phillips graduated from London University with a degree in Pharmacology and spent 15 years in Sales & Marketing with Glaxo. He has developed global experience

in business development dealing with pharmaceutical companies in the USA, Europe and Japan. (Address: p/o BioFocus Discovery Ltd., Chesterford Research Park, Saffron Walden, Essex, CB10 1XL)

Dirk Pollet, PhD – Senior Vice President Licensing & Intellectual Property
Dr Pollet joined Galapagos Genomics in September 2000, from Glaxo Wellcome (Stevenage, UK) where he was Director Molecular Diagnostics focusing on Pharmacogenetics . Previously, he was Business and Product Development Manager at Innogenetics NV (Ghent, Belgium) playing a major role in the development of innovative diagnostics. He received his PhD degree in Biochemistry from the University of Antwerp. (Address: p/o Galapagos NV, General De Wittelaan L11 A3, B-2800 Mechelen, Belgium)

David Smith - Chief Financial Officer
Mr Smith joined Galapagos in February 2006 after eight years with AstraZeneca, where he spent four years as a Marketing Company CFO and was also a Board member of the AstraZeneca Dutch Holdings Group. He trained as a Chartered Accountant with Coopers & Lybrand, Leeds, and after a period in the receivership group, moved with the firm to Dubai where he was audit manager to a variety of industries and international clients. Mr Smith holds a degree in Molecular Biophysics from the University of Leeds. (Address: p/o BioFocus Discovery Ltd., Chesterford Research Park, Saffron Walden, Essex, CB10 1XL)

Modus Operandi of the Executive Committee
The Executive Committee meets regularly, and at least once a month. The Executive Committee prepares quarterly reports for the Board of Directors. These management reports, sent to all directors within 15 days after the end of each quarter, give an overview of the most important events, a financial overview, an evaluation of the status of the budget and business plan and an overview of the policy the Executive Committee wishes to implement during the next quarter.

Besides the quarterly management reports, the Executive Committee immediately informs the Board of Directors of matters which may influence the Board of Directors' risk management policy (such as potential litigation, relations with major customers, and all facts which may substantially impact the market price of the shares).

The tasks of the Executive Committee include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to Galapagos' development in general; the drafting and development of policy guidelines to be approved by the Board of Directors; Galapagos' management through, among other things, the implementation of policy guidelines; the supervision of the performance of the business in comparison with the strategic goals, plans and budgets; and the support of the CEO with the day-to-day management of Galapagos.

Executive Committee compensation
The remuneration of the CEO consists of a basic part, a variable part and other components. In deviation from the Belgian Corporate Governance Code the Board of Directors has elected not to comply with the corporate governance recommendation to disclose all parts of the CEO's remuneration, such as the basic salary. The Board of Directors explains this non-compliance by referring to privacy concerns.

In 2006, the members of the Executive Committee (including the CEO) were paid an aggregate amount of €1,739,993 in salaries and an aggregate amount of €45,000 in bonuses. Other components of their remuneration include contributions to the Company's pension and health insurance schemes, and certain fringe benefits of non-material value.

Only the CEO is a member of both the Executive Committee and the Board of Directors. The CEO does not receive any special remuneration for his work on the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Executive Committee.

The Company or its affiliates set aside or accrued €1,488,674 (this is the bonus paid in January and set aside for 3 years) in 2006 to provide pensions, retirement or other similar benefits for Executive Committee members. The Company and its subsidiaries have provided or processed €214,914 for pensions, severance payment, or similar advantages or benefits for members of the Executive Committee.

Shares and warrants
As far as is known to the Company, the Directors hold the following financial instruments of Galapagos as of February 13, 2007:

Name	Number of shares Owned or Controlled Directly or Indirectly	% of total outstanding shares of the Company	Number of shares these warrants give right to ([1])	Total number of securities	% of total securities
Onno van de Stolpe	Refer to table in Board of Directors section				
Graham Dixon	0		210,000 (52,500)	52,500	0.24%
Andre Hoekema	5,400	0.03%	162,500 (50,000)	55,400	0.255%
Richard Neale	0		30,000 (30,000)	30,000	0.138%
Chris Newton	500	0.0025%	50,000 (50,000)	50,500	0.233%
David Phillips	0		50,000 (50,000)	50,000	0.23%
Dirk Pollet	0		421,200 (105,300)	105,300	0.485%
David Smith	0		50,000 (50,000)	50,000	0.23%

([1]) After the reverse 4:1 share split decided by the Shareholders' Meeting of 29 March 2006, 4 warrants of the 1999 and 2002 plans will entitle the warrant holder to subscribe to one share. One warrant of the new warrant plans created as of 2005 onwards will entitle the warrant holder to subscribe to one share. In the table above, the numbers of the warrant plans 1999 and 2002 are divided by 4 to avoid a mixture of rights.

Directors and Officers liability
Galapagos has subscribed to a liability policy which covers the liability of Directors and Executive Committee members for a total limit of up to €15,000,000 per year.

Shareholdings of Directors' family members

Name	Number of shares Owned or Controlled Directly or Indirectly	% of total outstanding shares of the Company	Number of shares these warrants give right to ([1])	Total number of securities	% of total securities
Ruben Hanssen*	27	0.00013%	0	***27***	***0.00013%***

*Ruben Hanssen is an underaged stepson of Dr Andre Hoekema.

7.6 Warrant plans
The Company has since its inception created a number of warrant plans. Under these plans a total number of 1,610,178 warrants are outstanding (i.e. granted and not turned void) at the date of this

Registration Document 20 March 2007. Apart from the warrants granted (whether or not vested), the Company has in its pool of created warrants that are still available for distribution a total number of 241,763 warrants. Of this number, an offer of warrants has been made to US based employees on 14 February 2007 for a total of 104,650 warrants; as the period for acceptance of said offer (60 days from the date of the offer) is still ongoing at the date of this Registration Document 20 March 2007, these warrants are not yet included in the "total number of outstanding warrants" mentioned in the table above. The warrants in the warrant pool are warrants that have been created under the various warrants plans, but that have not yet been offered to and accepted by a beneficiary. They can be offered at any time by the Board of Directors to the beneficiaries defined in the respective plans.

Below is a summary of the various warrant plans. After the reverse 4:1 share split decided by the Shareholders' Meeting of 29 March 2006, 4 warrants of the 1999 and 2002 plans will entitle the warrant holder to subscribe to one share. One warrant of the new warrant plans created as of 2005 onwards will entitle the warrant holder to subscribe to one share. In the summaries below, the numbers of the warrant plans 1999 and 2002 are divided by 4 to avoid a mixture of rights.

Warrant plans 1999

Warrant plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 137,335 warrants were issued to and subscribed by Galapagos NV. At 31 December 2006, an aggregate number of 60,539 warrants were granted to directors, management and personnel of Galapagos NV, of which 39,239 warrants are still outstanding. No further warrants can be granted under this plan. The number of warrants outstanding under this plan was of 54,389 per 31 December 2004 and of 40,439 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one Share. The exercise price of the warrants is the highest of either €4 or the price against which the most recent capital increase occurred prior to the date of the offer of the warrants. The warrants vest according to the following scheme: 10% of the number of warrants granted vests upon the date of the grant; 20% vests at the first anniversary of the grant; 40% vests at the second anniversary of the grant; 60% vests at the third anniversary; 100% vests at the end of the third calendar year following the grant.

Warrant plan The Netherlands 1999

At 31 December 2006 and 31 December 2005 no more warrants are outstanding under the Warrant Plan Netherlands 1999, i.e. no warrants were available for granting and no warrants can be exercised anymore.

Warrant plans 2002

At the Extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favor of the management and personnel of Galapagos NV ("Warrant Plan Belgium 2002") and a second warrant plan in favor of management and personnel of Galapagos NV's subsidiary ("Warrant Plan The Netherlands 2002").

Warrant plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 753,250 warrants were created. At 31 December 2006, an aggregate number of 793,705 (see below) warrants were allotted to directors, management and personnel of Galapagos NV, of which 522,900 warrants are still outstanding at 31 December 2006 and 18,775 warrants remained available for distribution. The number of warrants outstanding under this plan was of 519,412 per 31 December 2004 and of 627,762 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in Warrant Plan Belgium 1999. The Board of Directors determines the exercise price of the warrants at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. The Warrant Plan Belgium 2002 provides that the exercise price of the warrants is to be determined by an auditor and at least equal to €1.00, provided that, if the Galapagos

NV's shares are listed or traded on a stock market, the Board of Directors may choose whether the exercise price equals at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered. As no warrants have been granted under this plan after the IPO, all warrants granted under this plan have an exercise price of €4.00 per warrant (post-reverse split 1:4 of the Company's shares) as determined in accordance with the terms of the plan. Under the Warrant Plan Belgium 2002, a total of 753,250 warrants (recalculated after reverse share split 1:4) were created. Warrants were granted under this plan as follows: (i) in 2002: 565,831 warrants; (ii) in 2003: 27,750 warrants; (iii) in 2004: 40,750 warrants; and (iv) in 2005; 159,375 warrants. By a decision of the Board of Directors of 15 January 2004 in connection with the departure of Dr. R. Brown (CSO) at that time) it was resolved that 59,231 warrants out of the package granted to Dr. Brown, which number of warrants would become void (not vested) as a result of his departure, would not so become void upon his departure per 1 April 2004 but would remain in existence and return to the Company to enable the Company to grant these warrants to one or more future employees or directors. When adding up all grants under the Warrant Plan Belgium 2002, a total of 793,706 warrants have been granted, but in this total number the 59,231 warrants referred here before are double-counted. The number of warrants actually granted under said plan is therefore 734,475.

Warrant plan The Netherlands 2002

Pursuant to the Warrant Plan Netherlands 2002, a total number of 125,000 warrants were created. At 31 December 2006, the Company has allotted an aggregate number of 120,649 warrants pursuant to this Warrant Plan Netherlands 2002, of which 12,687 warrants were outstanding at 31 December 2006 and 4,351 warrants remained available for distribution. The number of warrants outstanding under this plan was of 120,649 per 31 December 2004 and of 20,187 per 31 December 2005. The exercise period of the warrants amounts to four years, which exercise period starts as from the date of offer. The warrants can be exercised at the latest on 1 February 2012. A vested warrant entitled the holder of such warrant to subscribe for one share of Galapagos NV. The vesting scheme is comparable as in the Warrant plan Belgium 1999, with the exception that as a consequence of the IPO all warrants became fully vested. In respect of warrants that have been granted prior to the date of listing of Galapagos NV's shares, the exercise price of such warrants amount to the higher of either €4.68 or the market value of Galapagos NV's share Class D as determined by the Board of Directors (Note: at the occasion of the Company's IPO in May 2005, the different classes of shares have been abolished so that as of the IPO all shares are of one and the same class). The Warrant Plan the Netherlands 2002 further provides that, once Galapagos NV's shares are listed, the exercise price of any warrants will equal, at the discretion of the Board of Directors, either the closing price of Galapagos NV's shares on the trading day preceding the day on which the warrants were granted, the average share price of the preceding 30 day period, or any other relevant period.

Warrant plan Belgium 2005

Pursuant to the Warrant Plan Belgium 2005, a total number of 467,421 warrants were created (notary deed of 29 March 2005). At 31 December 2006, an aggregate number of 458,600 warrants were allotted to directors and employees of the Group, all of which were still outstanding at 31 December 2006, and 8,821 warrants remained available for distribution. The number of warrants outstanding under this plan was of 282,500 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 29 March 2015. According to the original provisions of the Warrant Plan Belgium 2005, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan Belgium 1999, except that for directors the warrants vest linear over a 36 months period at 1/36 per month. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, proceeding the date on which the warrants are offered.

Warrant plans 2006

Warrant Plan 2006 Belgium/The Netherlands

Pursuant to the Warrant Plan 2006 Belgium/The Netherlands, a total number of 350,000 warrants were created (notary deed 3 February 2006). At 31 December 2006, an aggregate number of 200,043 warrants were allotted to directors and employees of the Group of which 194,395 warrants were still outstanding at 31 December 2006 (5,648 of the allotted warrants became void in 2006), and 149,957 warrants remained available for distribution. The warrants have a term of eight years. The warrants created under this Plan can be exercised at the latest on 2 February 2016 (i.e. 10 years after the date of creation of the Plan). According to the provisions of the Warrant Plan 2006 Belgium/The Netherlands, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan 2005. The exercise price of the warrants will be decided by the Board as at least (a) the closing price of the last trading day preceding the date of the offer, or (b) the average of the closing price per share, as quoted on the stock market, of the last thirty days proceeding the date on which the warrants are offered.

Warrant Plan 2006 U.K.

Pursuant to the Warrant Plan 2006 U.K., a total number of 453,715 warrants were created (notary deed 12 May 2006). At 31 December 2006, an aggregate number of 393,856 warrants were allotted to employees of the Group, of which 384,833 warrants were still outstanding at 31 December 2006 (9,023 of the allotted warrants became void in 2006) and 59,859 warrants remained available for distribution. The warrants have a term of eight years. The warrants can be exercised at the latest on 11 May 2016 (i.e. 10 years after the date of creation of the Plan). According to the provisions of the Warrant Plan 2006 U.K., each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan 2005. The exercise price of the warrants will be decided by the Board as at least (a) the closing price of the last trading day preceding the date of the offer, or (b) the average of the closing price per share, as quoted on the stock market, of the last five trading days preceding the date on which the warrants are offered.

7.7 Related party transactions

During the last three (3) years (2004-2005-2006), the Company has the following contractual relationships with related parties:

Non-compete undertaking from Crucell, a shareholder of the Company:

The Company and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the North America. No consideration was paid for this undertaking.

License agreement between Tibotec, a shareholder of the Company, and the Company dated 28 May 2001:

The Company, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. The Company entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec intellectual property relating to, *inter alia*, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterisation of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. The Company paid a consideration of €454,000 for this agreement which was capitalised.

Research and commercial license agreement between Crucell and the Company dated 6 June 2001:

Under this agreement Crucell granted a sole and exclusive worldwide license to the Company under the Crucell patents and know how for, *inter alia*, identifying, making and using products and services in the

field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. The Company paid a consideration of €454,000 for this agreement which was capitalised.

Services agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland BV entered into between Crucell and Galapagos Genomics BV dated 3 November 2004:
Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,570) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for reparation works.

Services agreement between Crucell and Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004:
In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

Ratification agreement for the lease of office and laboratory facilities between Crucell and Galapagos Genomics BV dated February 2002:
In this agreement Crucell and Galapagos Genomics BV document and ratify their contractual agreement relating to the lease of office and laboratory facilities at Archimedesweg 4, 2333 CN Leiden, the Netherlands. Crucell agrees to sub-lease a certain section of the building to Galapagos Genomics until 31 December 2003 at the latest. Galapagos Genomics BV undertakes to deliver the building section, upon termination of the agreement, to Crucell clean and without damages to the building and its lease hold improvements.

Supplemental agreement to the ratification agreement for the lease of office and laboratory facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005:
This (amended) agreement documents new conditions for the termination of the lease agreement as set out in the ratification agreement dated February 2002. Under the (amended) supplemental agreement, the lease automatically continues for periods of one year as of 1 January 2004. However, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

Before the IPO (closing May 10, 2005), independent directors received Board meeting fees amounting to €1,500 per board meeting. Following the IPO, each of the independent directors' fees were adjusted to an annual fee of €20,000.

A consultancy contract was closed with the Chairman of the Company, Dr Parekh, amounting to a monthly consulting fee of £8,666. The Board of Directors of October 19, 2005, decided to approve a new consultancy agreement (replacing the previous one and effective August 1, 2005) at normal market terms between Galapagos NV and Parekh Enterprises Limited, a company controlled by Dr Raj Parekh, Chairman of Galapagos. This consultancy agreement provides Dr. Parekh with a monthly consulting fee of £4,166, as a compensation for his specific assignment to assist the Company in strategic positioning, financing and acquisitions. This included amongst others the evaluation of several alternative corporate transactions, the acquisition of the assets of Discovery Partners International, the acquisition of ProSkelia as well as the two private placements that took place in 2006. For clarification purposes, the conflict of interest procedure was respected during every Board meeting which took place with regard to the Inpharmatica acquisition.

There are no loans outstanding between the Company and any member of its Board of Directors or the Executive Committee.

7.8 Major shareholders and lock up agreements

Major shareholders

According to the Belgian Law of March 2, 1989 concerning the disclosure of shareholder interests (the "Belgian Transparency Act"), any natural or legal person acquiring shares or other securities carrying voting rights (including rights to acquire such shares and securities) with respect to a Belgian company listed on an official stock exchange of a member state of the European Union (such as Euronext Brussels), such that the proportion of the voting rights of such listed company held directly or indirectly by such person (together with voting rights attributable to the relevant person's affiliates and concert parties) amount to at least 5% of the total share capital, must disclose this fact to both the BFIC and the relevant company (at the latest on the second business day after the day it has gained knowledge of such fact). Any person increasing (or decreasing) their holding in a listed Belgian company above (or below) such 5% threshold, or any multiple of 5% is required to disclose such increase or disposal in the same manner. The business day after the day it received the notification, the listed Company must inform Euronext Brussels of the notification and must mention the notifications it has received in the notes to its annual accounts. Voting rights attached to shares in violation of such requirements may be temporarily suspended and the holders of such shares are prevented from voting at general meetings.

According to the Articles of Association of Galapagos, the obligations of disclosure according to Belgian Law are applicable as of the acquisition of a first participation of 3% of the shares of the Company, notwithstanding the above described obligations if the proportion of 5% has been reached.

According to the received transparency declarations, the following shareholders have the following interest in Galapagos' capital:

Shareholder	Number of shares	Transparency declaration	Percentage of total shares of Company on Dec 31, 2006(*)
Abingworth (1)	1,502,374	June 3, 2005	7.6%
Apax (2)	1,277,366	June 3, 2005	6.4%
Crucell (3)	1,236,097	June 3, 2005	6.2%
Tibotec (4)	1,113,964	June 3, 2005	5.6%
Burrill (5)	904,254	June 3, 2005	4.6%
ProStrakan (6)	1,396,648	January 18, 2007	7.0%
Dorset Management Corp.	1,979,329	January 4, 2007	10.0%
AlpInvest (7)	507,819	June 3, 2005	2.6%
Fortis (8)	782,000	January 10, 2007	3.9%
Allianz (9)	659,002	January 31, 2007	3.3%

(*) abstraction has been made from future (potential) voting rights resulting from potential exercises of warrants.

(1) means the legal entities Abingworth Bioventures III ALP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP together

(2) means the legal entities Altamir &Cie and Apax France VI together

(3) means Crucell Holland BV

(4) means Tibotec-Virco NV

(5) means the legal entities Burrill Biotechnology Capital fund, LP and Burrill Nutraceuticals Capital Fund, LP together

(6) means ProSkelia BV

(7) means the legal entity AlpInvest Partners co-investments 2000 CV

(8) means Fortis Bank (Nederland) NV

(9) means Allianz Nederland Asset Management BV

To the knowledge of Galapagos, there are no shareholders agreements between Galapagos' shareholders.

Galapagos is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Galapagos.

There are no differences in the voting rights of Galapagos' major shareholders.

Lock up agreements
During the year 2006, the following lock-up agreements existed:

Lock-up agreement in respect of Tibotec and Crucell
Each of Tibotec and Crucell have irrevocably undertaken to KBC Securities and Kempen & Co (together the "IPO-Managers") and Company that, with respect to the Galapagos shares held by them at 14 April 2005, until 2 years following the closing date of the IPO (i.e. 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Company, or otherwise transfer or dispose of any securities in the Company's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Company's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the first year of the aforementioned lock-up period, these lock-up obligations can only be waived with prior written consent by Euronext Amsterdam. Whilst during the first year of the aforementioned lockup period, under the Euronext regulations the lock-up obligations only relate to 80% of the interest in the Company of Tibotec and Crucell individually, any transactions which fall within the scope of these lock-up obligations during this period (and thus relating to 100% of their interest in the Company), are subject to the prior written consent by the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid). During the second year of this lock-up period, these lock-up obligations can only be waived with the prior written consent of the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of Abingworth, AlpInvest, Apax and Burrill
Each of Abingworth, AlpInvest, Apax and Burrill have irrevocably undertaken to the IPO-Managers and the Company that, with respect to the Galapagos shares held by them at 14 April 2005, until 2 years following the closing date of the IPO (i.e. 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Company, or otherwise transfer or dispose of any securities in the Company's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Company's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the aforementioned lock-up period, these lock-up obligations can only be waived with the prior written consent of the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of the members of the Board and the Executive Committee
Each of members of the Board of Directors and the Executive Committee have irrevocably undertaken to the IPO-Managers and the Company that, with respect to the Galapagos shares held by them at 14 April 2005, until 2 years following the closing date of the IPO (i.e. 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Company, or otherwise transfer or dispose of any securities in the Company's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Company's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the first year of the aforementioned lock-up period, these lock-up obligations can only be waived with prior written consent by Euronext Amsterdam. Whilst during the first year of the aforementioned lock-up period, under the Euronext regulations these lock-up obligations only relate to 80% of the interest in the Company of the members of the Board of Directors and the Executive Committee individually, any transactions which fall within the scope of these lock-up obligations during this period (and thus relating to 100% of their interest in the Company), are subject to the prior written consent by the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid). During the second year of this lock-up period, these lock-up obligations can only be waived with the prior written consent of the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of the former shareholders of Inpharmatica Limited
In December 2006, Galapagos NV acquired 100% of the share capital of Inpharmatica Ltd (London, UK). Under the terms of the Share Contribution Agreement And Share Sale and Purchase Agreement dated 5 December 2006, the holders of "C" Preference Shares of Inpharmatica who have contributed such Inpharmatica shares to the capital of Galapagos and in consideration therefore have received Galapagos shares, are bound by a lock-up until 10 May 2007. These shares in lock-up represent 3.14% of the total shares of Galapagos at the end of 2006 (19,851,330).

Lock-up agreement in respect of the former shareholder of ProSkelia SASU
In December 2006, Galapagos NV acquired 100% of the share capital of ProSkelia SASU (Romainville, France). Under the terms of the Share Contribution Agreement dated 22 December 2006, ProSkelia B.V., *i.e.* the former shareholder of ProSkelia SASU who contributed its ProSkelia SASU shares to the capital of Galapagos and in consideration therefore received Galapagos shares, is bound by a lock-up until 21 December 2007. In a limited number of specific conditions however, defined in the Share Contribution Agreement, deviations from this lock-up can be permitted. These shares in lock-up represent 7.03% of the total shares of Galapagos at the end of 2006 (19,851,330).

7.9 Insider dealing and market manipulation
The Company's Corporate Governance Charter includes a Protocol to prevent abuse of insider knowledge so as to prevent insider trading and market manipulation. At least once per year, the compliance officer sends a notice to all staff of the Company to remind them of the basic principles of this Protocol.

7.10 No convictions
With respect to any member of the Board of Directors or of the Executive Committee in the previous five year, or of any past member of the Board or of the Executive Committee during the previous five years (hereafter: "person"), the Company is not aware of:

(a) any convictions in relation to fraudulent offences for at least the previous five years;

(b) any bankruptcies, receiverships or liquidations with which such person was associated for at least the previous five years;

(c) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies) and whether such person has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

7.11 Statutory auditors

Deloitte Bedrijfsrevisoren, a civil company incorporated under Belgian law having adopted the form of a cooperative company (coöperatieve vennootschap/ société coopérative), with registered office at Louizalaan 240, 1050 Brussels (Belgium), represented by Mr Gert Vanhees, was re-appointed as Statutory Auditor of Galapagos for a term of three years at the Annual General Shareholders' Meeting held on 4 April 2006. Compensation for the statutory auditor amounted to €20,400 in 2004, €70,500 in 2005, and €64,900 in 2006 and future years.

8. RESULTS OF OPERATIONS FOR YEARS ENDED ON 31 DECEMBER 2006, 2005, 2004

Year ended on 31 December, 2006 versus 2005

In 2006, Galapagos succeeded in tripling the revenue base and accelerating the product pipeline towards the clinic. An active M&A strategy as well as organic growth contributed to these results, creating a drug discovery company balanced between profitable services and a strong product pipeline. Galapagos made progress in the bone and joint programs and signed a turn-key alliance with GlaxoSmithKline in osteoarthritis. The acquisition of ProSkelia added a number of bone disease programs to our portfolio as well as expertise. To fund the progression of the combined development programs towards and into the clinical testing phase, the Company raised €42 million in two private placements in 2006. The BioFocus DPI service division was expanded through the acquisitions of the assets of Discovery Partners International and Inpharmatica.

Operational overview

Drug Discovery division

In the rheumatoid arthritis (RA) program, lead compounds have shown desirable pharmacokinetic properties and efficacy in relevant animal models of the disease. These molecules also show protection against bone loss in the industry standard RA animal models. The compounds target a proprietary kinase protein that was identified using the Galapagos' SilenceSelect target discovery platform.

On 7 June 2006, Galapagos and GlaxoSmithKline's Center of Excellence for External Drug Discovery announced a turn-key drug discovery and development alliance in osteoarthritis (OA) worth €137 million in upfront, milestone, and equity payments and up to double-digit royalties on commercial products. Galapagos will build upon its existing OA program to deliver drug candidates from target through to clinical Phase IIa proof of concept. This alliance further validated the Company's target discovery platform as well as its drug discovery capabilities. In this program, Galapagos reported the achievement of Proof of Principle with compounds against its proprietary targets, showing *ex vivo* protection of bovine cartilage explants. Galapagos has several series of compounds in hit-to-lead and lead optimization that have potential to deliver novel therapeutics for the treatment of OA.

With the acquisition of ProSkelia on 22 December 2006, Galapagos enhanced its product portfolio with the addition of three programs in bone diseases (two for osteoporosis and one for bone metastasis), and one in cachexia (muscle atrophy and weight loss). The combined drug discovery portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases by the end of 2008. The transaction with ProSkelia also included an exclusive license option to oestradiol glucoside (E2G), a product for treatment of 'hot flashes', a menopausal symptom. Galapagos has started the preparations to initiate a Phase IIb clinical trial for this compound in Q4 of 2007. In addition to its programs, the acquisition of ProSkelia contributes capabilities and facilities that will accelerate the Galapagos programs in bone and joint diseases.

BioFocus DPI division

Galapagos acquired Inpharmatica and the operational activities of Discovery Partners International as part of its strategy to make BioFocus DPI a leader in drug discovery services. The appeal of this offering has been validated through a number of recent deals in which a combination of services were included, like the recently announced collaboration with the University of Bristol that combines Inpharmatica's Admensa and BioFocus DPI's medicinal chemistry expertise.

BioFocus DPI continues to secure multi-year contracts such as the three-year target discovery alliance with Arthrogen, the three-year exclusive library contract with Roche and the extension of its long term collaboration with Amgen into 2008.

BioFocus DPI also expanded its relationships with non-profit organizations by initiating a multi-year drug discovery collaboration with OneWorld Health, entering a new €2.4 million target discovery alliance with the ALS Association, and extending the collaboration with the Cystic Fibrosis Foundation.

Financial overview

Revenues

Galapagos' revenues for the full year 2006 more than tripled to €35.2 million (2005: €11.2 million). Of these revenues, €31.0 million were generated by BioFocus DPI. The Drug Discovery division contributed €4.2 million to Group revenues.

The total 2006 revenues were broken down as follows:

Thousands of €	**2006**
Biology	11,630
Chemistry	8,387
Discovery Products	10,019
Government grants & research collaborations	5,116
Total	**35,152**

Results

BioFocus DPI contributed approximately €3.4 million to the result of the Group on a segment basis in 2006. The Group net loss for the full year 2006 was €11.3 million, or €0.84 per share, compared to €6.5 million, or €0.73 per share for 2005.

The main contributing factor to the planned increase of the net loss was an increase in research and development costs from €8.9 million to €15.9 million. The method of measuring R&D expenditure has been changed in order to better reflect the true nature of the costs involved, following the ProSkelia acquisition and increased importance of our R&D spend within the group. Galapagos now includes indirect costs such as premises costs, support staff and other site related costs; these costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. Before implementing the change, the investment in R&D would have been €12.1 million in 2006.

Cash flow and cash position

Galapagos' cash and cash equivalents amounted to €51.5 million on 31 December 2006, up from €23.6 million at the end of 2005.

Through private placements on 19 September 2006 (€11 million) and 22 December 2006 (€31 million), Galapagos raised €40.3 million net of costs. After making an estimate for the cash acquired with Inpharmatica, for which shares are to be issued, and removing the purchase price of the acquisition of the DPI assets of €4.3 million, the full year cash burn was €11.9 million.

Year ended on 31 December, 2005 versus 2004

The Company raised €22.4 million in May 2005 through its initial public offering on the Euronext Brussels and Amsterdam (GLPGA) stock exchanges. In October 2005, Galapagos acquired BioFocus, a drug discovery company based in Saffron Walden, UK, through an all share offer, giving BioFocus shareholders a 29% state holding in the enlarged Company. The Galadeno target discovery service offering was combined with the biology and chemistry drug discovery products and expertise of BioFocus to create an integrated drug discovery service division under the trade name BioFocus DPI. On October 20, 2005 Galapagos started trading on the Alternative Investment Market of the London Stock exchange. Furthermore, the Company made progress in its in-house drug discovery programs for bone and joint diseases, accelerating these compounds toward clinical development.

Operational overview

Partnering activities

More than 20 agreements were signed with biotech and pharmaceutical companies in 2005, many of them extensions or expansions of existing collaborations. New collaboration agreements were signed with Idenix, Novartis, GSK, Lilly, Senexis, Prolysis, Celera Genomics, the Cystic Fibrosis Foundation and the High Q Foundation.

Drug Discovery division

A number of targets validated through Galapagos target discovery engine were progressed through Galapagos' internal drug discovery programs in bone and joint diseases. A lead compound from a series that was designed against the most advanced kinase target successfully demonstrated an *in vivo* Proof of Concept in the industry standard rheumatoid arthritis animal model. In this mouse model, the lead compound modulated pro-inflammatory cytokines (regulatory proteins that mediate the immune response) such as TNF-alpha and those interleukins that are known to play a pivotal role in the arthritis process. In addition, the lead compound showed a reduction in paw swelling in this mouse model.

Financial overview

Revenue

Galapagos' revenues for the full year 2005 increased by 44% to €11.2 million (2004: €7.8 million), attributable to the acquisition and consolidation of BioFocus plc in the fourth quarter of 2005. Of these revenues, €9.1 million were generated by BioFocus (BioFocus plc plus Galadeno, the former service division of Galapagos).

The total 2005 revenues were broken down as follows:

Thousands of €	**2005**
Biology	3,669
Chemistry	1,684
Discovery Products	3,767
Government grants & research collaborations	2,120
Total	**11,240**

For comparison purposes, had the BioFocus plc acquisition occurred from January 1st, pro forma consolidated revenues of Galapagos and BioFocus plc would have been €17.5 million in 2005, excluding inter-company sales of €0.8 million.

Results

The net loss for the full year 2005 was €6.5 million, or €0.73 per share, compared to €3.6 million, or €0.60 per share for 2004. The main contributing factor to the planned increase of the net loss is an increase in research and development costs of €1.3 million.

Total research and development expenses in 2005 were €8.9 million, compared to €7.3 million in 2004.

Cash flow and cash position

Galapagos raised €22.4 million in a public offering priced at €7 per share, amounting to a net cash contribution of €20.8 million. Full year operational cash burn, excluding the IPO and BioFocus plc acquisition, amounted to €4.7 million.

Galapagos' cash and cash equivalents amounted to €23.6 million on December 31, 2005, up from €10.3 million at the end of 2004.

Year ended on 31 December, 2004 versus 2003

Operational overview

Galapagos successfully identified and validated targets in five disease areas: osteoarthritis, osteoporosis, rheumatoid arthritis, asthma, and Alzheimer's Disease. Due to the high costs associated with drug discovery, the Company elected to focus on bone and joint diseases. Galapagos initiated drug discovery

activities in its rheumatoid arthritis program, with three kinase targets showing promising hits coming out of a collaboration with BioFocus Ltd. in the UK. Galapagos entered two targets in osteoporosis and one target in osteoarthritis into drug discovery.

Galapagos formed a new service division called Galadeno to profile the Company's target discovery services better to the pharmaceutical industry. Galapagos signed a three year target discovery alliance for its asthma targets with GlaxoSmithKline. Furthermore, a target discovery agreement was signed with Cellgene and reagent contracts were signed with Vertex and Genentech. Milestones were achieved in the collaborations with Bayer and Boehringer Ingelheim.

Financial overview

Revenues

In 2004, total revenues amounted to €7.8 million versus €6.5 million in 2003, an increase of 20%.

The total 2004 revenues were broken down as follows:

Thousands of €	**2004**
Biology	5,229
Chemistry	
Discovery Products	
Government grants & research collaborations	2,548
Total	**7,777**

Biology revenues for 2004 amounted to €5.3 million, compared to €4.5 million in 2003, representing an 18% increase. Government grants & research collaborations in 2004 were €2.5 million, up 25% from €2.0 million in 2003.

Results

The 2004 net loss amounted to €7.6 million, compared to €4.7 million in 2003.

Cash flow and cash position

At the end of 2004, the cash position of Galapagos amounted to €10.3 million, compared to €13.0 million at the end of 2003.

9. LIQUIDITY, WORKING CAPITAL, AND CAPITAL RESOURCES FOR YEARS ENDED ON 31 DECEMBER 2006, 2005 AND 2004

Year ended on 31 December 2006

Galapagos' cash and cash equivalents amounted to €51.5 million on 31 December 2006, up from €23.6 million at the end of 2005.

Through private placements on 19 September 2006 (€11 million) and 22 December 2006 (€31 million), Galapagos raised €40.3 million net of costs. After making an estimate for the cash acquired with Inpharmatica, for which shares are to be issued, and removing the purchase price of the acquisition of the DPI assets of €4.3 million, the full year cash burn was €11.9 million.

The net cash position amounted to €51.5 million at the end of 2006. There were no material restrictions on these capital resources, and Galapagos had no borrowings at the end of 2006.

Year ended on 31 December 2005

At the end of 2005, the cash position of Galapagos amounted to €23.6 million compared to €10.3 million at the end of 2004.

As of 31 December 2005, net cash used in operating activities amounted to €3.9 million; net cash used in investing activities €3.9 million, and net cash provided by financing activities €21.2 million, thus resulting in a total annual cash increase of €13.4 million.

The operating cash used of €3.9 million was mainly driven by the increased investment in research and development in 2005.

The 2005 cash used for investing activities of €3.9 million was mainly the result of the acquisition of BioFocus in October 2005.

The cash flow generated by financing activities was mainly driven by the Initial Public Offering raising €22.4 million.

The net cash position amounted to €23.6 million at the end of 2006.

Year ended on 31 December 2004

At the end of 2004, the cash position of Galapagos amounted to €10.3 million compared to €13.0 million at the end of 2003.

As of 31 December 2004, net cash used in operating activities amounted to €2.7 million; net cash used in investing activities €0.1 million, and net cash provided by financing activities €0.1 million, thus resulting in a total cash decrease of €2.8 million.

The operating cash used of €2.7 million was mainly driven by the continued investment in target identification and validation for the Group's internal drug discovery pipeline.

The 2004 cash used from investing activities of €0.1 million was offset by the €0.1 cash flow generated by financing activities.

The net cash position amounted to €10.3 million at the end of 2004.

10. AUDITED CONSOLIDATED 2006 ANNUAL FINANCIALS

Board of Directors' Report to the Shareholders for the Financial Year ending December 31, 2006 (consolidated results)

Ladies and Gentlemen,
Dear Shareholders,

We hereby have the pleasure of presenting to you our report relating to the consolidated results of the Galapagos Group for the financial year that ended on 31 December 2006.

The companies of which the results are consolidated are Galapagos NV (Mechelen, Belgium), Galapagos Genomics BV (Leiden, The Netherlands), BioFocus plc and its subsidiaries (Saffron Walden, UK and US), BioFocus DPI AG (Basel, Switzerland) and its subsidiary DPI GmbH (Heidelberg, Germany), Inpharmatica Ltd. (London and Cambridge, UK), and ProSkelia SASU (Romainville, France).

The drug discovery operations of Discovery Partners International Inc were acquired on 6 July 2006. Inpharmatica Ltd was acquired on 6 December 2006 and ProSkelia SASU on 22 December 2006.

Overview of development, result and position of the Group
Our major achievements during 2006 included the following: We signed our first turn-key drug discovery alliance with GSK in the field of osteoarthritis, through an agreement worth up to €137 million plus royalties to Galapagos. Our BioFocus DPI service division was expanded through two acquisitions and is now one of the world's leading providers of target and drug discovery services. The year 2006 also marked an important step towards our goal to develop novel drugs in bone and joint diseases, with significant progress in our internal drug discovery programs as well as and the acquisition of the ProSkelia product portfolio. The Company raised €42 million in two private placements this year to fund the development of the combined development programs into the clinical testing phase. We enter 2007 as a well-balanced company, combining a therapeutics division developing a strong portfolio in bone and joint diseases with our BioFocus DPI service division that contains all components to provide superior service for pharma, biotech and non-profit organizations in their need for targets through to pre-clinical candidates.

Turn-key alliance in osteoarthritis with GSK
On 7 June 2006, Galapagos and GlaxoSmithKline's Center of Excellence for External Drug Discovery (CEEDD) announced a turn-key drug discovery and development alliance in osteoarthritis worth up to €137 million in upfront, milestone, and equity payments and up to double-digit royalties on commercial products. Galapagos will build upon its existing osteoarthritis programs to deliver drug candidates from target through to clinical phase IIa proof of concept. This alliance confirmed the strategic rationale for the BioFocus acquisition in 2005 and validated the Company's bone and joint disease programs. The first milestone in this alliance was announced in January 2007. Our ability to establish such an alliance with a top-tier pharma partner is a confirmation of the value of our technologies, expertise, and people.

Research and development
We significantly increased our investment in research, and this has allowed our scientists to make excellent progress in finding lead compounds against several of our proprietary drug targets.

In our rheumatoid arthritis program our lead compounds have shown good pharmacokinetic properties and efficacy in relevant animal models of the disease. These leads also show substantial protection

against bone loss in the industry standard RA animal models. These compounds target a proprietary kinase protein that was identified using the Galapagos' SilenceSelect discovery platform.

In the osteoarthritis program, Galapagos achieved Proof of Principle in a standard industry OA model, showing *ex vivo* protection of bovine cartilage explants. Galapagos has several series of proprietary compounds in hit-to-lead and lead optimization that have potential to deliver a novel therapeutic for the treatment of OA. Next to RA, this is the second Proof of Principle for compounds targeting proteins identified using the Galapagos SilenceSelect technology, which further validates the target discovery technology.

ProSkelia
With the acquisition of ProSkelia on 22 December 2006, Galapagos enhanced its product portfolio with the addition of three programs in bone diseases (osteoporosis and bone metastasis), and one in cachexia (muscle atrophy and weight loss). The combined drug discovery portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases in 2008. The transaction with ProSkelia also included an exclusive option and license to oestradiol glucoside (E2G), a product for treatment of menopausal symptoms ('hot flashes'). In addition to its programs, the acquisition of ProSkelia contributes capabilities and facilities which will be used to accelerate the development of all Galapagos programs in bone and joint diseases.

BioFocus DPI taking a leadership position in drug discovery services
Following on the acquisition by Galapagos in October 2005, BioFocus integrated the former Galadeno division into the BioFocus operations to create a fully integrated drug discovery division with services ranging from target discovery through to delivery of pre-clinical candidates. In June 2006, Galapagos acquired the drug discovery operations of Discovery Partners International (DPI) for €4.3 million, adding synthetic and natural compound collections, additional medicinal chemistry expertise and facilities in the USA, Switzerland and Germany. The acquisition also brought significant additional revenues and new clients in the US and Japan to BioFocus. As a result of this acquisition, the name of the service division was changed to BioFocus DPI.

In December 2006, Galapagos acquired UK based Inpharmatica in an all share transaction for €12.5 million plus an earn-out, to add chemogenomics and ADMET database products for target and compound selection to the division's service offering. BioFocus DPI now has one of the most complete target-to-pre-clinical candidate offerings in the industry and serves an impressive list of pharmaceutical, biotech and non-profit customers. BioFocus DPI is dedicated to excellent drug discovery technology, and the development of novel candidate drugs is a core competency.

Financials

Revenue
Galapagos' revenues for the full year 2006 more than tripled to €35.2 million (2005: €11.2 million). Of these revenues, €31 million were generated by BioFocus DPI. The Drug Discovery division contributed €4 million to Group revenues.

Results
BioFocus DPI contributed approximately €3.4 million to the result of the Group on a segment basis in 2006. The Group net loss for the full year 2006 was €11.3 million, or €0.84 per share, compared to €6.5 million, or €0.73 per share for 2005.
The main contributing factor to the planned increase of the net loss was an increase in research and development costs from €8.9 million to €15.9 million. The method of measuring R&D expenditure has been changed in order to better reflect the true nature of the costs involved, following the ProSkelia acquisition and increased importance of our R&D spend within the group. Galapagos now includes

indirect costs such as premises costs, support staff and other site related costs. These costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. Before the change, the investment in R&D would have been €12.1 million in 2006, in line with guidance.

Cash flow and cash position

Galapagos' cash and cash equivalents amounted to €51.5 million on 31 December 2006 up from €23.6 million at the end of 2005.

Through private placements on 19 September 2006 (€11 million) and 22 December 2006 (€31 million), Galapagos raised €40.3 million net of costs. After making an estimate for the cash acquired with Inpharmatica, for which shares are to be issued, and removing the purchase price of the acquisition of DPI of €4.3 million, the full year cash burn was €11.9 million.

The companies of the Group continued to hold the necessary permits for its exploitation, and environmental rules were carefully respected.

On the level of staffing, the Company's core teams have remained stable and all companies of the Group have been successful in attracting new employees with various types of high-level industry experience, including in biology, medicinal chemistry and business. The Group's total number of staff as per 31 December 2006 was 454.

Risk factors

Typically for a biotechnology group, the Company is confronted with a number of risks and uncertainties. We would like to highlight the following risks: (i) the success of Galapagos is uncertain due to its limited operating history, its history of operating losses and the uncertainty of future profitability, (ii) Galapagos will need additional capital in the future to sufficiently fund its operations and research; (iii) there is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates; (iv) Galapagos might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process or if competitors develop technologies which are more effective than those of Galapagos (v) most of Galapagos' expected future revenues are contingent upon collaborative and license agreements; (vi) Galapagos' success is dependent on intellectual property rights held by it and third parties and it's interest in such rights is complex and uncertain; (vii) due to its lack of experience in conducting clinical trials and manufacturing, Galapagos need to rely on third parties which may delay its clinical trials, or may jeopardize regulatory approval for its product candidates if such third parties do not perform as contractually required or expected.

Significant events that took place after the end of the financial year

The following significant events were announced by the Group after the end of the financial year:

- Expansion of longstanding collaboration with Amgen into 2008
- Resignations of Wilson Totten and David Stone from the board of Directors
- Appointment of Rudi Pauwels as new, independent Board member, effective 1 January 2007;
- License agreement with Hillcrest Pharmaceuticals for the PPAR-S program with license fees amounting to €770,000, up to €27M in potential milestones, undisclosed milestone payments in Hillcrest equity and single digit royalties on commercial products arising from the program
- New services collaboration with the University of Bristol with a total contract value in excess of €2,000,000 over 2 years

Prospects

Galapagos raised €42 million in 2006 to provide the necessary funding to bring the Company's bone & joint programs into the clinic in 2008 and 2009. We are gratified by the strong support from the participating European and American institutions and all our shareholders for our ambitious plans. For the

year 2007 and beyond, we will continue to build on the strategies that have marked our progress. We will work hard to maintain Galapagos' high standard of growth. With continued support of our shareholders, we are well positioned to leverage the position we built in 2006, moving us closer to a leadership position in European biotechnology.

Mechelen, 1 March 2007

The Board of Directors

STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

To the shareholders

As required by law and Company's Articles of Association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Galapagos NV ("the Company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium to quoted companies. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of 167.646 (000) EUR and a consolidated loss for the year then ended of 11.335 (000) EUR.

The financial statements of one entity included in the scope of consolidation which represent total assets of 9.450 (000) EUR and a total result of 0 (000) EUR have been audited by other auditors. Our opinion on the accompanying consolidated financial statements, insofar as it relates to the amounts contributed by that entity, is based upon the reports of those other auditors.

The Board of Directors of the Company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. We have assessed the basis of the accounting methods used, the consolidation policies, the reasonableness of accounting estimates made by the Company and the presentation of the consolidated financial statements, taken as a whole. Finally, the Board of Directors and responsible officers of the Company have replied to all our requests for

explanations and information. We believe that the audit evidence we have obtained, together with the reports of other auditors on which we have relied, provides a reasonable basis for our opinion.

In our opinion, and based, to the extent necessary upon the reports of other auditors, the consolidated financial statements give a true and fair view of the group's financial position as of 31 December 2006, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium to quoted companies.

Additional comments

The preparation and the assessment of the information that should be included in the directors' report on the consolidated financial statements are the responsibility of the Board of Directors.

Our responsibility is to include in our report the following additional comments which do not change the scope of our audit opinion on the consolidated financial statements:

- The directors' report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

Diegem, 1 March 2007

The Statutory Auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Gert Vanhees

Consolidated income statements for the year ended 31 December

Thousands of €	Notes	2006	2005	2004
Revenues	4	**35,152**	**11,240**	**7,777**
Cost of sales	5	-19,533	-4,829	-1,288
Gross profit		**15,619**	**6,411**	**6,489**
Other income	5	2,993	78	
R&D Expenditure	5	-15,863	-8,900	-7,343
General and administrative costs	5	-11,963	-3,537	-2,620
Sales and marketing expenses	5	-1,972	-421	-134
Integration costs	5	-621	-281	
Operating loss	5,6	**-11,807**	**-6,650**	**-3,608**
Finance income	7	370	368	202
Finance costs	8	-1,057	-369	-162
Loss before tax		**-12,494**	**-6,651**	**-3,568**
Current income tax charges	9	1,159	110	-21
NET LOSS FOR THE YEAR	10	**-11,335**	**-6,541**	**-3,589**
Weighted average number of ordinary shares in issue ('000)	10	**13,543**	**8,936**	**5,939**
Basic and diluted loss per share in €	10	-0.84	-0.73	-0.60

Consolidated balance sheets at 31 December

Assets

Thousands of €	Notes	2006	2005	2004
NON-CURRENT ASSETS		**87,781**	**45,018**	**3,072**
Goodwill	11	35,560	29,481	
Intangible assets	12	17,844	4,869	447
Property, plant and equipment	13	25,965	9,399	2,625
Deferred tax assets	21	727		
Available for sale financial assets	15	1,054	978	
Other non-current assets	16	6,631	291	
CURRENT ASSETS		**79,865**	**36,545**	**12,541**
Inventories	14	3,499	3,142	98
Trade and other receivables	16	24,847	9,786	2,169
Cash and cash equivalents	17	51,519	23,617	10,274
TOTAL ASSETS		**167,646**	**81,563**	**15,613**

Equity and liabilities

Thousands of €	Notes	2006	2005	2004
TOTAL EQUITY		**109,542**	**61,136**	**10,367**
Share capital	19	104,396	69,049	31,557
Share premium account	36	44,170	19,816	
Translation differences	36	9	3	
Accumulated losses		-39,034	-27,731	-21,190
TOTAL LIABILITIES		**58,104**	**20,427**	**5,246**
NON-CURRENT LIABILITIES		**28,826**	**6,362**	**1,638**
Pension liabilities	27	905		
Provisions	25	22,089		
Deferred tax liabilities	21	594	1,542	225
Finance lease liabilities	22	4,595	4,606	1,413
Other non-current liabilities	24	643	214	
CURRENT LIABILITIES		**29,278**	**14,065**	**3,608**
Provisions	25	556		
Financial lease liabilities	22	3,172	2,967	106
Other financial liabilities	20		394	
Trade and other payables	24	25,431	9,568	2,766
Current income tax payable	9	119	1,136	736
TOTAL LIABILITIES AND EQUITY		**167,646**	**81,563**	**15,613**

Consolidated cash flow statements for the years ended 31 December

Thousands of €	Notes	2006	2005	2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		23,617	10,274	13,036
Result from operations		-11,807	-6,650	-3,608
Adjustments for:				
Depreciation of property, plant and equipment	13	3,480	941	763
Amortization of intangible fixed assets	12	1,246	374	332
Impairment loss on intangible assets		10		93
Exchange gain on translation of net assets of subsidiary		-68	-219	
Share based compensation		703		
Increase provisions		-74		
Negative goodwill		-2,425		
Operating cash flows before movements in working capital		**-8,933**	**-5,554**	**-2,512**
(Increase)/Decrease in inventories		293	943	51
(Increase)/Decrease in receivables		-3,487	-2,319	844
Increase/(decrease) in payables		7,326	3,377	-936
Increase/(decrease) in provisions			-7	
Cash used in operations		**-4,801**	**-3,560**	**-2,553**
Interest paid and other financial costs		-1,057	-369	-157
Taxes		-3,452	42	
NET CASH FLOWS USED IN OPERATING ACTIVITIES		**-9,310**	**-3,887**	**-2,710**
Purchase of property, plant and equipment		-4,120	-1,061	-103
Purchase of and expenditure in intangible fixed assets	12	-146	-50	-45
Acquisition of subsidiary	32	1,798	-2,807	
NET CASH USED IN INVESTING ACTIVITIES		**-2,468**	**-3,918**	**-148**
Repayment of obligations under finance leases		-1,553	-351	-106
Proceeds of capital increases, net of issue costs		40,949	20,821	
Proceeds from share issues			322	
Interest received and other financial income	7	370	368	202
NET CASH FROM FINANCING ACTIVITIES		**39,766**	**21,160**	**96**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**27,986**	**13,355**	**-2,762**
Effect of exchange rates on cash and cash equivalents		-86	-12	
CASH AND CASH EQUIVALENTS AT END OF YEAR		**51,519**	**23,617**	**10,274**

Consolidated statement of changes in shareholders equity

Thousands of €	Share capital	Share premium	Translation difference	Retained earnings	Total
Balance on 1 January 2004	**31,552**			**-17,601**	**13,951**
Share based compensation	5				5
Net loss for the year				-3,589	-3,589
Balance on 31 December 2004	**31,557**			**-21,190**	**10,367**
Capital increase	17,675	4,877			22,551
Cost of capital increase	-1,962				-1,962
BioFocus acquisition	18,934	14,939			33,873
Share based compensation	235				235
Unissued shares for BioFocus	2,610				2,610
Net loss for the year				-6,541	-6,541
Translation difference			3		3
Balance on 31 December 2005	**69,049**	**19,816**	**3**	**-27,731**	**61,137**
Exchanged differences on translating foreign operations			6	33	39
Net result				-11,335	-11, 335
Share based compensation	703				703
Issue of share capital	35,781	24,354			60,135
Cost of capital increase	-1,596				-1,596
Exercise warrants	459				459
Balance at 31 December 2006	**104,396**	**44,170**	**9**	**-39,034**	**109,542**

The consolidated financial statements of Galapagos NV (hereafter the "Group") were approved by the Board of Directors and authorized for issue on 1 March 2007. They were signed on its behalf by:

Onno van de Stolpe
Executive Director
1 March 2007

1. General information

Galapagos NV ("the Company" or "the Group") is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Galapagos NV is a biotechnology company founded in 1999 as a joint venture between Crucell BV and Tibotec NV, which focuses on the identification of disease modifying drug targets and the subsequent development of breakthrough medicine based on these targets, commercialized through a separate business unit, which until the acquisition of BioFocus plc ("BioFocus") operated under the trade name of Galadeno.

On 6 May 2005 Galapagos NV raised €22.4 million in an initial public offering on Euronext Brussels (ticker symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of €20.8 million.

On 17 October 2005 the Company agreed to acquire 100% of the share capital of BioFocus, a company listed on the Alternative Investment Market (AiM) and incorporated in the United Kingdom when its all share offer became unconditional. BioFocus plc was immediately de-listed and Galapagos NV was admitted for trading on AiM (ticker symbol: GLPG). As of 31 December 2005 the Company owned 92.6% of the issued share capital of BioFocus plc, with the remaining shares acquired on 9 January 2006.

On 6 July 2006 the Company acquired 100% of the share capital of the subsidiaries of Discovery Partners International Inc, but not of the parent company. The entities which were bought with cash are ChemRx Inc (now BioFocus DPI Inc), a company incorporated in the US, and DPI AG (now BioFocus DPI AG), a company incorporated in Switzerland and their subsidiaries (a full list of which can be found at note 32).

On 19 September 2006 Galapagos NV raised €11.1 million in a public offering on Euronext Brussels (ticker symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of €10.7 million.

On 6 December 2006, the Company agreed to acquire 100% of the share capital of Inpharmatica Ltd, a company incorporated in the UK, when its all share offer became unconditional. At the balance sheet date, the Company owned 100% of the share capital of Inpharmatica.

On 22 December 2006 the Company acquired 100% of the share capital of ProSkelia SASU, incorporated in France, from ProStrakan plc. ProSkelia was bought in exchange for new shares, in a deal which also involved the repayment of cash balances to ProStrakan immediately following the transfer of ownership, with the effect that the net consideration did not include any cash. At the same time Galapagos NV raised €31 million in a public offering on Euronext Brussels (ticket symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of €29.6 million.

A complete list of all companies owned by Galapagos, is detailed at note 31.

These financial statements are presented in Euros.

2. Accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The principal accounting policies used for the preparation of these consolidated financial statements are set out below.

The Group did not early apply the following Standards and Interpretations which were issued at the date of authorization of these financial statements but not yet effective on the balance sheet date:

- IFRS 7 *Financial Instruments : Disclosures* (applicable for accounting periods beginning on or after 1 January 2007)
- IFRS 8 *Operating Segments* (applicable for accounting periods beginning on or after 1 January 2009)
- IAS1 Presentation of Financial Statements - amendment. *Capital Disclosures* (applicable for accounting periods beginning on or after 1 January 2007)
- IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* (applicable for accounting periods beginning on or after 1 March 2006)
- IFRIC 8 *Scope of IFRS 2* (applicable for accounting periods beginning on or after 1 May 2006)
- IFRIC 9 *Reassessment of Embedded Derivatives* (applicable for accounting periods beginning on or after 1 June 2006)
- IFRIC 10 *Interim Financial Reporting and Impairment* (applicable for accounting periods beginning on or after 1 November 2006)
- IFRIC 11 *IFRS2 – Group and Treasury Share Transactions* (applicable for accounting periods beginning on or after 1 March 2007)
- IFRIC 12 *Service Concession Arrangements* (applicable for accounting periods beginning on or after 1 January 2008)

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Going Concern basis
The consolidated financial statements are prepared in accordance with the International Financing Reporting Standards (IFRS) published by the International Accounting Standard Board (IASB) and the interpretations issued by the IASB's International Financial Reporting Interpretation Committee, which have been endorsed by the European Commission.

The consolidated financial statements provide a general overview of the Group's activities and the results achieved. They give a true and fair view of the entity's financial position, its financial performance and cash flows, on a going concern basis.

To improve the balance sheet structure and finance the investments, the board of Directors decided to increase the capital by €11.1 million on 19 September and €31 million on 22 December as detailed under General Information note 1.

Group accounting
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Together these comprise the Group. Control is achieved where the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities.

The results of subsidiaries are included in the consolidated income statement from the effective date of acquisition up to the date when control ceases to exist.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any cost directly attributable to the business combination. The acquiree's identifiable assets, liabilities and

contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non Current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Business combinations and related goodwill
Goodwill arising on business combinations represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary at the date of acquisition. All business combinations are accounted for applying the purchase method. Goodwill is not amortized but tested for impairment on an annual basis and whenever there is an indication that the cash generating unit to which goodwill has been allocated may be impaired. Goodwill is stated at cost less accumulated impairment losses. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where there exists an excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost, all fair values and cost calculations are reassessed. In the event that an excess still exists, it is immediately recognized in profit or loss.

Intangible assets
Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset, arising from the Groups development activities is recognized only if all of the following conditions are met:
- An asset is created that can be identified;
- It is probable that the asset created will generate future economic benefits; and
- The development costs of the assets can be measured reliably.

Internally generated intangible assets are amortized on a straight-line basis over their useful lives. Where no internally generated asset can be recognized, development cost is recognized as an expense in the period in which it is incurred.

Intellectual property, which comprises patents, licenses and rights is measured internally at purchase cost and is amortized on a straight-line basis over the estimated useful life on the following bases:
- Customer relationships: 1-10 years
- In process technology: 3-5 years
- Software & Databases: 3-5 years
- Brands, Licenses, Patents & know how: 5-10 years

Unless it has an indefinite life in which case this fact is disclosed along with the reasons for having an indefinite life.

Property, plant and equipment
Property, plant and equipment is recognized at cost less accumulated depreciation and any impairment loss. Depreciation is recognized so as to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following bases:
- Installation & Machinery: 4-15 years
- Furniture, fixtures & vehicles: 4-5 years

Leasehold improvements
Leasehold improvements are depreciated over the term of the lease, unless a shorter useful life is expected. Assets held under finance leases are depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the relevant lease. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of raw materials comprises purchase costs. Raw materials are not ordinarily interchangeable and they are as such accounted for using the specific identification of their individual cost.

Work in progress and finished goods are valued at the cost of production. The cost of work in progress comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-down of assets used for production.

Raw materials and supplies are valued using the first in first out method. If the purchase or production cost is higher than the net realizable value, inventories are written down to the net realizable value. Net realizable value is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and selling expenses.

Small molecule screening libraries are stated at cost on acquisition and written off over their useful economic lives, calculated by reference to utilization, but which in any event cannot exceed 5 years.

Financial instruments
Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

- *Trade receivables*
  Trade receivables do not carry any interest and are stated at their nominal value reduced by appropriate allowances for irrecoverable amounts.

- *Available for sale financial assets*
  Available for sale investments are stated at fair value, except for those equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Those equity instruments are stated at cost.

  Gains and losses arising from changes in fair value are recognized directly in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the net profit or loss for the period. Impairment losses recognized in profit or loss for equity investments classified as available for sale are not subsequently reversed through profit or loss. Impairment losses recognized in profit or loss for debt instruments classified as available for sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition at the impairment loss.

- *Cash and cash equivalents*
  Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short highly liquid investments and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings as current liabilities.

- *Trade payables*
  Trade payables bear no interest and are measured at their nominal value.

Taxation
Deferred income tax is provided in full using the "balance sheet liability method", on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance

sheet date. Deferred tax assets relating to tax losses carried forward are recognized to the extent that it is probable that the related tax benefit will be realized.

Foreign currencies

- Functional and presentation currency
  Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is the Company's functional and presentation currency.

- Transactions and balances in foreign currency
  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

  Non-monetary assets and liabilities measured at historical cost that are denominated in foreign currencies are translated using the exchange rate at the date of the transaction.

- Financial statements of foreign group companies
  The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
  - Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
  - Income and expenses for each income statement are translated at average exchange rate;
  - All resulting exchange differences are recognized as a separate component of equity.

Revenue recognition

The Group generates revenues from the sale of products, providing research and development services, revenue from target discovery and development activities, license or royalty agreements and from grants. The revenue recognition policy can be summarized as follows:

- Sales of libraries and reagents are recognized as product revenue when shipped;
- Contract research and development services are recognized as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of the Group's full-time equivalent ("FTE") at a specified rate per FTE;
- Research milestone payments are recognized as revenues when earned, unless the Group has continuing involvement in the program, in which case the milestone revenue is only recognized in full if amounts earned do not exceed costs incurred.
- Sales from the BioFocus DPI business unit typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:
  - Upfront non-refundable license fees are only recognized as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and the Group has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of the Group, the upfront fee would not be regarded as a separate transaction and the upfront non refundable license fees will be deferred at fair value over the period of the collaboration;
  - Library and technology access fees are recognized as license revenue over the period in which access is granted;
  - Fees charged for library information are recognized as license revenue when delivered, only if the Group has no continuing involvement in the use of the information, otherwise revenue is recognized similarly as upfront non-refundable license fees;

- Fees for options to negotiate or license are recognized as license revenue at fair value, over the option period unless the Group has no continuing involvement with the licensed targets, in which case such fees are recognized as license revenue when earned;
- Royalties are recorded as license revenue when earned;
- The Group receives operational grants from certain governmental agencies, which support the Group's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of the Group and are credited to the income statement when the relevant expenditure has been incurred and there is reasonable assurance that the grant is receivable;
- Revenues from term licenses are spread over the period to which the licenses relate, reflecting the obligation over the term, to update content and provide ongoing maintenance;
- Revenues from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations, and only if the license imposes no time restrictions.
- Revenue under compound repository services is recorded as costs are incurred, which includes indirect costs that are based on provisional rates estimated by management. If actual costs are subsequently calculated to be greater than provisional rates the additional income is recorded if there is a contractual right to submit updated claims. A reserve is provided against receivables for estimated losses that may result from rate negotiations, audit adjustments and/or lack of government funding availability if it is deemed necessary. To the extent that we incur adjustments due to rate negotiations or lack of government funding availability, our revenue may be impacted.

Equity instruments
Equity instruments issued by the Company are measured by the fair value of the proceeds received, net of direct issue costs.

Financial risk management
The Group no longer uses derivative financial instruments to hedge foreign currency risks. As a result of the acquisition of BioFocus in 2005, such instruments were in use, but were not renewed when they expired in 2006.

Research & development costs
Research costs are charged to the income statement as incurred. The Group capitalizes development costs as intangible assets only if the criteria for internally generated intangible assets are met, otherwise such costs are expensed. The Group considers that the regulatory and clinical risks inherent to the development of clinical targets preclude it from capitalizing the development costs incurred in its drug development business.

Defined contribution plans
Contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

Defined benefit plans
For defined benefits plans, the amount recognized in the balance sheet is determined as the present value of the defined obligations adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets.

Provisions
Provisions are recognized in the balance sheet when a group company has a present obligation as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, when appropriate, the risk specified to the liability.

The Group as lessee
Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Lease payments are treated as consisting of capital and interest elements and the interest is charged directly against income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

The Group as lessor
Rental income from operating leases is recognized on a straight line basis over the term of the relevant lease.

Impairment of tangible and intangible assets
At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually, and whenever there is an indication that the asset might be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at re-valued amount, in which case the impairment is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income, unless the relevant asset is carried at re-valued amount, in which case the reversal of the impairment is treated as a revaluation increase.

Net loss per share
Basic net loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted net loss per share, if any, is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants.

Share-based payments
The Group has applied the requirements of IFRS 2 share-based payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees, directors and consultants. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value

determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Segment reporting
Segment results include revenue and expenses directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets and liabilities do not include income tax items.

3. Segment reporting

Business segments
For management purposes, the Group is divided into two operating divisions: Drug Discovery and BioFocus DPI. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Drug discovery
The internal Drug Discovery division has programs in bone and joint diseases and is planning to start a clinical program in menopausal 'hot flashes'. Galapagos' Drug Discovery division has programs to develop novel drugs based on disease-modifying drug targets in selected disease areas for which there is a need for safe and effective medicines.

BioFocus DPI
The BioFocus DPI service division offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds.

All of the Group's operations are continuing.

Segment information about these businesses for the years ended 31 December 2006 and 31 December 2005 is presented below. No segment information is provided for the year ended 31 December 2004 as segments were only created part way through 2004 so as to provide separate financial accounting for the business units Drug Discovery and Galadeno, the former services division prior to the acquisition of BioFocus DPI.

2006

Revenue

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
External sales	4,202	30,950		35,152
Inter-segment sales		3,935	-3,935	
Segment revenue	**4,202**	**34,885**	**-3,935**	**35,152**

Inter-segment sales are charged at prevailing market rates

RESULT

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Segment result	-11,590	3,448		-8,142
Unallocated expenses				
G & A costs				-5,469
Integration costs				-621
Negative goodwill				2,425
Operating loss				**-11,807**
Net finance costs				-687
Loss before taxation				**-12,494**
Income tax credit				1,159
Net loss for the year				**-11,335**

ASSETS AND LIABILITIES

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Total segment assets	**132,462**	**44,239**	**-9,055**	**167,646**
Total segment liabilities	**22,090**	**45,070**	**-9,055**	**58,103**

OTHER INFORMATION

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Capital additions				
- Property, plant and equipment	2,145	2,675		4,820
- Intangible assets		146		146
Depreciation	651	2,817		3,468
Amortization	138	1,108		1,246

2005

Revenue

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
External sales	2,120	9,120		11,240
Inter-segment sales		262	-262	
Segment revenue	**2,120**	**9,382**	**-262**	**11,240**

Inter-segment sales are charged at prevailing market rates

RESULT

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Segment result	-6,413	3,581		-2,832
Unallocated expenses				
G & A costs				-3,537
Integration costs				-281
Operating loss				**-6,650**
Net finance costs				-1
Loss before taxation				**-6,651**
Income tax credit				110
Net loss for the year				**-6,541**

ASSETS AND LIABILITIES

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Total segment assets	**40,988**	**42,461**	**-1,886**	**81,563**
Total segment liabilities	**6,764**	**15,549**	**-1,886**	**20,427**

OTHER INFORMATION

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Capital additions				
- Property plant and equipment	890	807		1,697
- Intangible assets	35	15		50
Depreciation	460	482		942
Amortization	159	215		374

Goodwill created on the acquisition of BioFocus, which was reported in 2005 as unallocated, has been allocated equally between the BioFocus DPI and Drug Discovery segments, causing a retrospect change in the disclosure of segment assets. The reason for this is that during 2006 a collaborative research agreement was signed, in part because of the capabilities of BioFocus. One of the drivers of this acquisition was to be able to generate such "turn key" deals through the expanded drug discovery offering of the enlarged Group, but at the date of signing the annual report, it was unclear whether this would be achieved.

The Group's operations are located in Belgium, The Netherlands, United Kingdom, USA, France, Switzerland and Germany. The Group's Drug Discovery division is located in Belgium and France and its BioFocus DPI division is located in all other sites.

The following table provides an analysis of the Group's sales to external customers by geographical market, irrespective of the goods and services:

Thousands of €	2006	2005	2004
United Kingdom	5,200	2,082	
Europe	8,933	5,010	5,722
United States	19,885	3,845	2,055
Rest of World	1,134	303	
Total	**35,152**	**11,240**	**7,777**

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located:

Thousands of €	**Carrying amount of segment assets**			**Additions to property, plant & equipment and intangible assets**		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
United Kingdom	15,058	10,816		1,835	304	
Belgium & The Netherlands	5,092	3,452	447	2,602	1,442	148
Germany & Switzerland	4,304			62		
USA	3,050			945		
France	16,305					
Total	**43,809**	**14,268**	**447**	**5,444**	**1,746**	**148**

4. Revenues

Thousands of €	2006	2005	2004
Biology	11,630	3,669	5,229
Chemistry	8,387	1,684	
Discovery Products	10,019	3,767	
Research collaborations & government grants	5,116	2,120	2,548
Total	**35,152**	**11,240**	**7,777**

Biology consists of FTE services and related access fees and milestones under external service contracts for the provision of target discovery and drug discovery services.

Chemistry includes FTE services and related access fees under external service contracts as well as the provision of chemistry based software and research tools under license agreements, which may also involve ongoing maintenance obligations.

Discovery Products consists of the sale of chemical compound libraries on exclusive and non-exclusive bases. It also includes the management of compound stores and the procurement of such compounds, known as "compound repository services".

Research collaborations include technology access fees, license fees and milestone payments in respect of out-licensed collaborative research programs.

Government grants are revenue grants received towards the cost of internal research and development programs. The grants are predominantly for research activities carried out in Belgium and in many cases carry clauses which require the Company to maintain a presence in Belgium or the same region for a number of years. Failure to do so may result in the repayment of all or part of the grants received.

5. Operating result

Result from operations has been arrived after charging (-)/crediting:

Cost of sales

Thousands of €	2006	2005	2004
Personnel costs	-8,036	-1,914	-703
Disposables and lab fees	-6,919	-1,770	-368
Depreciation	-3,180	-719	-361
Other operating expenses	-1,398	-426	144
Total	**-19,533**	**-4,829**	**-1,288**

Other income

Thousands of €	2006	2005	2004
Rent receivable	568	78	
Negative goodwill immediately recognized (note 32)	2,425		
Total	**2,993**	**78**	

R&D costs

Thousands of €	2006	2005	2004
Personnel costs	-4,468	-4,078	-3,369
Disposables and lab fees	-4,753	-2,003	-1,968
Premises costs	-377	-365	-352
Subcontracting	-4,904	-1,780	-919
Depreciation	-1,361	-674	-735
Total	**-15,863**	**-8,900**	**-7,343**

The method of measuring R&D expenditure was changed in 2006 in order to better reflect the true nature of the costs involved following the ProSkelia acquisition. We now include indirect costs such as premises costs, support staff and other site related costs. These costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. More specifically, in 2005 total R&D costs were previously disclosed as €6,700,000 and General and administration costs as €5,737,000. In 2004 R&D costs were originally reported as €5,443,000 and General and administration costs as €4,520,000.

General and administrative costs

Thousands of €	2006	2005	2004
Personnel costs	-6,642	-1,319	-599
Premises costs	-3,374	-1,023	-328
Professional fees	-693	-81	-205
Director fees	-145	-964	-694
Depreciation	-396		
Other operating expenses	-713	-150	-794
Total	**-11,963**	**-3,537**	**-2,620**

Premises costs include rent, service charges, property taxes and utility costs such as light, heat and water.

Sales and marketing costs

Thousands of €	2006	2005	2004
Personnel costs	-1,112	-249	-134
Other operating expenses	-860	-172	
Total	**-1,972**	**-421**	**-134**

Integration costs

Thousands of €	2006	2005	2004
Severance pay		-281	
Other	-621		

Total	**-621**	**-281**	

6. Personnel costs

The number of employees at the end of the year was:

	2006	2005	2004
Total	**454**	**201**	**68**

The average number of employees during the year was:

	2006	2005	2004
Executive Directors	7	4	2
Laboratory staff	247	75	55
G&A staff	34	27	22
Total	**288**	**106**	**79**

Their aggregate remuneration comprised:

Thousands of €	2006	2005	2004
Wages and salaries	16,205	5,165	4,221
Social security costs	2,277	1,454	796
Pension costs	1,018	256	159
Other costs	758	685	324
Total	**20,258**	**7,560**	**5,500**

7. Investment revenues

Thousands of €	2006	2005	2004
Interest on bank deposits	122	203	197
Interest on short term deposits	248	165	5
Total	**370**	**368**	**202**

8. Finance costs

Thousands of €	2006	2005	2004
Interest on obligations under finance lease	-694	-293	-128
Other financial costs	-363	-76	-34
Total	**-1,057**	**-369**	**-162**

9. Taxes

Thousands of €	2006	2005	2004
Current tax			
Foreign tax	906		
Deferred tax (Note 21)	**253**	**110**	**-21**
Total	**1,159**	**110**	**-21**

Corporation tax is calculated at 34% (2005: 34%, 2004: 39%) of the estimated assessable profit for the year.

Tax for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The charge for the year can be reconciled to the loss per the income statement as follows:

Thousands of €	2006	%	2005	%	2004	%
Loss before tax	-12,494	34	-6,651	34	-3,568	34
Total	**-4,248**		**-2,261**		**-1,213**	
Tax result of expenses that are not deductible for tax	-260					
Tax effect on non taxable revenues	-427					
Unrecognized deferred tax assets on fiscal losses	2,994		2,261		1,213	
Tax effect from under or over provisions in statutory tax charge	479					
Effect of different tax rates of subsidiaries operating in other jurisdictions	305					
Other increase /(decrease)	-2					
Tax credit for the year	**-1,159**					

Thousands of €	2006
Current income tax net	**906**
Current tax expenses	355
Tax benefit arising from previously unrecognized tax assets used to reduce current tax of prior period	72
Adjustments to current tax of prior period	479

10. Loss per share

Basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year, excluding ordinary shares purchased by the Company, held as treasury shares.

Thousands of €	**2006**	**2005**	**2004**
Result for the purpose of basic loss per share, being net loss	-11,335	-6,541	-3,589
Number of shares *(thousands)*			
Weighted average number of shares for the purpose of loss per share	13,543	8,936	5,939
Basic and diluted loss per share (Euros)	-0.84	-0.73	-0.60

The Group had two categories of dilutive potential ordinary shares: warrants and anti-dilution warrants. The anti-dilution warrants have been cancelled by the Extraordinary Shareholders Meeting held on 29 March 2005, subject to the condition precedent of the realization of the projected public offering. As the Group is reporting a net loss, the warrants have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share are the same.

Under the research collaboration signed with GSK in 2006, shares to the value of €3,174,603 will be issued upon achievement of a research milestone which would have a dilutive effect. These shares would be purchased with cash at the prevailing market rate. Therefore the number of shares that would be issued can not be calculated.

11. Goodwill

Goodwill of €7,237,000 acquired through business combinations in 2006 (2005: €29,481,000, 2004 €Nil), has been allocated to the Drug Discovery and BioFocus DPI cash-generating units (CGUs) for annual impairment testing. During the year goodwill acquired in 2005 has been reduced to €28,323,000 due to changes in provisional values brought about by the creation of a deferred tax asset on the opening balance sheet.

As there were no indicators at the year end that the valuation exercises performed at the time of the acquisitions in December would no longer be valid, goodwill was not considered to be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in market.

A strategic rationale for the BioFocus acquisition was to enable the Group to secure turn-key deals involving the capabilities of both former Galapagos and BioFocus. In June 2006 such a collaboration was signed with GSK. The Group prepares discounted cash flows for the alliance, risk adjusted to address the probability of success at each milestone. Success at each milestone is based on external industry benchmarks. Various scenarios are calculated for different outcomes. The rate used to discount the forecast cash flows is 12.5 per cent. Half of this value is assigned to BioFocus. An alternative approach is to review the cash generated from the service units activities based on the most recent financial budgets approved by management for the next three years and extrapolated in perpetuity at zero growth, a substantial discount to the average expected long-term rate for the relevant markets. The rate used to discount the forecast cash flows is 10 per cent.

Goodwill

Thousands of €	
At 1 January 2004	
Acquisitions through business combinations	
At 1 January 2005	
Acquired through business combinations	29,481
At 1 January 2006	**29,481**
Acquired through business combinations	7,237
Changes to provisional values	-1,158
Closing balance	**35,560**

12. Intangible assets

Thousands of €	Customer relationships	In process technology	Software & databases	Brands, licenses, patents & know-how	Total
Acquisition value					
At 1 January 2004		344	263	909	1,516
Additions		42	3		45
At 31 December 2004		386	266	909	1,561
Acquisitions through business combinations	2,591	619	839	741	4,790
Additions			35	15	50
Translation differences	-24	-6	-8	-7	-45
At 31 December 2005	2,567	999	1,132	1,658	6,356
Acquisitions through business combinations	401	13,211	5,017	599	19,228
Additions				146	146
Translation differences	53	12	19	18	102
Transfer	-	-386	386		
At 31 December 2006	**3,021**	**13,836**	**6,554**	**2,421**	**25,832**
Amortization and write-downs					
At 1 January 2004			178	603	781
Charge for the year		95	47	190	332
At 31 December 2004		95	225	793	1,113
Charge for the year	123	96	112	43	374
At 31 December 2005	123	191	337	836	1,487
Charge for the year	558	155	403	130	1,246
Impairment	10				10
Through business combinations	8	3,500	1,737		5,245
Transfer		-191	191		
At 31 December 2006	**699**	**3,655**	**2,668**	**966**	**7,988**
Carrying amount					
At 31 December 2004		291	41	116	447
At 31 December 2005	2,444	808	795	822	4,869
At 31 December 2006	**2,322**	**10,181**	**3,887**	**1,454**	**17,844**

Included within in process technology are research and development programs with indefinite lives that have a carrying value of €9,711,000 (2005: €Nil, 2004: €Nil). These assets were acquired through business combinations during the year and will require a number of years of further research and development before they can be deemed to be in use. The value of these assets was determined by calculating fair values less costs to sell. This has been achieved by estimating future cash flows which are probability adjusted using standard industry attrition rates for drug discovery programs and then discounted at a weighted average cost of capital of 12.5% over time.

13. Property, plant and equipment

Thousands of €	Land & buildings	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
At 1 January 2004	158	3,347	180	1,884	5,569
Additions		102	1		103
Disposals		-53			-53
At 31 December 2004	158	3,396	181	1,884	5,619
Additions	3	1,105	9	580	1,697
Acquisition through business combinations	454	5,402	296	129	6,281
Disposal		-549			-549
Translation difference	-3	-49	-3	-1	-56
At 31 December 2005	612	9,305	483	2,592	12,992
Additions	389	3,172	22	1,715	5,298
Acquisition through business combinations	7,737	27,346	13	966	36,062
Disposals	-	-478	0	0	-478
Disposals of subsidiaries	-	-12	0	0	-12
Translation differences	4	68	6	3	81
At 31 December 2006	**8,742**	**39,401**	**524**	**5,276**	**53,943**
Depreciation and write-downs					
At 1 January 2004	28	1,722	98	437	2,285
Charge for the year	12	582	33	135	762
Eliminated on disposals		-53			-53
At 31 December 2004	40	2,251	131	572	2,994
Charge for the year	13	705	52	172	942
Elimination on disposals		-343			-343
At 31 December 2005	53	2,613	183	744	3,593
Charge for the year	374	2,406	49	639	3,468
Through business combinations	2,196	18,137	1	583	20,917
At 31 December 2006	**2,623**	**23,156**	**233**	**1,966**	**27,978**
Carrying amount					
At 31 December 2004	118	1,145	50	1,312	2,625
At 31 December 2005	559	6,692	300	1,848	9,399
At 31 December 2006	**6,119**	**16,245**	**291**	**3,310**	**25,965**

14. Inventories

Thousands of €	2006	2005	2004
Raw materials and supplies (net)	377	483	98
Work in progress (net)	441	431	
Finished goods (net)	2,681	2,228	
Total	**3,499**	**3,142**	**98**

Work in progress consists of the cost of incomplete compound libraries measured at the lower of cost and net realizable value. Finished goods is the cost of completed compound libraries held for sale at the lower of cost and net realizable value.

There are no accumulated write-downs on inventories.

15. Financial assets

Available for sale financial assets of €1,001,000 (2005: €978,000, 2004: €Nil) represent an investment in common stock in an unlisted biotechnology company incorporated in the USA. The shares are not traded on the open market, however the fair value is based on purchases of the same class of stock during the year.

	Measurement at cost		Measurement at fair value	
Thousands of €	2006	2005	2006	2005
Loans and receivables	53			
Available for sale financial assets	1,001	978	1,001	978
Total	**1,054**	**978**	**1,054**	**978**

16. Trade and other receivables

Thousands of €	2006	2005	2004
Trade receivables	12,594	6,646	1,475
Allowance for bad debt and doubtful debt	-297		
Prepayments	1,297	1,780	315
Other receivables	2,588	358	379
Other income tax receivables	12,800	269	
Other current assets	2,496	1,024	
Total	**31,478**	**10,077**	**2,169**
Included in current assets	24,847	9,786	2,169
Included in non-current assets	6,631	291	

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

17. Cash and cash equivalents

Thousands of €	2006	2005	2004
Bank balances	11,731	4,672	1,274
Short term deposits	39,412	18,546	9,000
Cash at hand	376	399	
Total	**51,519**	**23,617**	**10,274**

The bank balances and cash held by the Group and short-term bank deposits have an original maturity of less than three months. The carrying amount of these assets approximates their fair value. The cash and cash equivalents have no restrictions upon them.

18. Credit risk

The Group's principal financial assets are cash and bank balances and trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The interest risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rate. The Group chooses to hold cash and cash equivalents in low risk accounts where the priority is to protect capital whilst earning a reasonable rate of interest. Interest rate swaps are not used. Finance leases are always on fixed rates of interest.

The Group's trade credit risk is spread over a limited number of highly credit worthy customers, such as large pharmaceutical companies. There is no history of losses on doubtful accounts.

19. Share capital

On 1 January 2004, the Company's share capital was of €32,368,706 represented by 23,754,226 shares without nominal value (note: the EGM of 29 March 2005 decided to implement a reverse split 1:4 of the number of shares, so that 23,754,226 pre-reverse split shares equal 5,938,554 post-reverse split shares). On 31 December 2004, the share capital and the number of shares were unchanged compared to 1 January 2004.

On 29 March 2005, the Extraordinary General Meeting of shareholders ("EGM") decided to increase the capital of the Company by means of a public offer to private and institutional investors to subscribe to new shares of the Company for a maximum amount of €35,000,000. This EGM also proceeded, subject to the realization of the Company's initial public offering ("IPO"), i.a. to: (i) a 1:4 reverse share split after which the share capital of the Company remained the same (€32,368,706.00) but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse share split; (ii) abolish the different classes of shares; consequently the entire share capital of the Company is represented one category of shares; (iii) record that the exercise term of the anti-dilution warrants issued in 2002 was to expire in case of an IPO of the Company; and (iv) create the Warrant Plan 2005 for employees, directors and consultants, under which a minimum of 125,000 warrants were created and the maximum to be determined in accordance with the result of the IPO but not exceeding 500,000.

On 10 May 2005, in execution of the resolutions of the EGM of 29 March 2005, the Board of Directors established the realization of the condition precedent of the IPO and subsequently established: (i) the realization of the capital increase with €15,573,143 and the issue of 2,857,142 new shares; (ii) the exercise of 338,696 warrants (number pre reverse split 1:4) resulting in a capital increase with €390,010.16 and the issue of an additional 84,674 new shares; (iii) the issue of 467,421 new warrants within the framework of the Warrant Plan 2005 (none of these warrants have been exercised per 31 December 2006); and (iv) the issue of 963,303 new warrants within the framework of the IPO-Managers' over-allotment option.

On 8 June 2005, the Board of Directors established the capital increase pursuant to the exercise of 289,795 warrants granted within the framework of the IPO-Managers' over-allotment option, resulting in a capital increase with €1,577,354.18.

On 19 September 2005, the Board of Directors resolved to make a recommended all share offer for the entire issued and to be issued share capital of BioFocus plc of Saffron Walden, U.K., whereby Galapagos

offered 0.225 Galapagos shares for each BioFocus share. The offer was made on 21 September 2005 and it was declared unconditional as to acceptances on 12 October 2005 when valid acceptances for 76.9% of the issued share capital of BioFocus had been received. As of 17 October 2005, the Company's shares are also traded on the Alternative Investment Market (AiM) of the London Stock Exchange. On 26 October 2005 valid acceptances of the offer had been received for up to 92.6% of the BioFocus share capital; consequently, on 8 November 2005, the Board of Directors resolved to start the compulsory acquisition procedure for the BioFocus shares that were then not yet owned by Galapagos; this procedure was closed on 29 December 2005. In connection with the acquisition of BioFocus, the following increases of the share capital of Galapagos NV took place: (i) on 17 October 2005, the share capital was increased with €15,392,456.80 and 2,824,304 new shares were issued; (ii) on 20 October 2005, the share capital was increased with €1,205,234.80 and 221,144 new shares were issued; (iii) on 24 October 2005, the share capital was increased with €160,404.40 and 29,432 new shares were issued; (iv) on 27 October 2005, the share capital was increased with €1,765,859.95 and 324,011 new shares were issued; (v) on 30 November 2005, the share capital was increased with €410,199.70 and 75,266 new shares were issued; and finally (vi) on 9 January 2006, following the end of the compulsory acquisition procedure, the share capital was increased with €1,496,891.55 and 274,659 new shares were issued.

On 30 November 2005, a total of 119,200 warrants (number pre reverse split 1:4) were exercised by employees, i.e. 19,200 warrants under the Warrant Plan 1999 Belgium and 100,000 warrants under the Warrant Plan 2002 The Netherlands, resulting in a capital increase of €136,200 and the issue of 29,800 new shares.

On 31 December 2005 the share capital of the Company amounted to €68,979,568.99 and was represented by 12,674,122 shares without nominal value.

On 3 February 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 Belgium/The Netherlands for employees, directors and consultants, under which 350,000 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 23 March 2006, a total of 407,850 warrants were exercised by employees, under the Warrant Plan 2002 Belgium, resulting in a capital increase of €407,850 and the issue of 101,962 new shares.

On 12 May 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 U.K., substantially for U.K. based employees of Galapagos, under which 453,715 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 19 September 2006, within the framework of the authorized capital, the Board of Directors decided to increase the share capital of the Company with €7,087,856.89 (plus €4,005,273.11 in issuance premium) by means of a private placement, wholly subscribed by Fortis Bank NV (Belgium), resulting in the issuance of 1,305,074 new shares.

In December 2006, Galapagos acquired Inpharmatica Limited. The acquisition price of Inpharmatica consisted out of three components: the ongoing business was valued at €6.5 million, the estimated cash at an additional €6 million and the potential maximum earn-out related to commercial milestones at €6.6 million. Galapagos would issue the new shares, on the basis of €8.82 per share (the average share price of Galapagos over the last thirty days prior to 5 December 2006). On 8 December 2006, as consideration for this acquisition of Inpharmatica Limited and within the framework of the authorized capital, the Board of Directors decided to increase the capital of the Company by the issuance of maximum 2,165,532 new shares under the suspending condition of the actual contribution in kind to Galapagos' assets of 41,487,248 "C Preference" shares of Inpharmatica Limited as well as under certain other suspending conditions. On the same day, the Board of Directors established that 31,033,843 of such Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos with €2,537,433.60 (plus €1,576,567.20 in issuance premium) and to issue 466,440 new shares to the relevant contributing Inpharmatica shareholders. The second tranche of shares is expected to be issued in April 2007. The third tranche of shares is expected to be issued in May

2007. The exact number of shares to be issued in these two tranches at each time will depend upon certain confidential contractual provisions that have been set forth in the Inpharmatica acquisition agreement. The maximum number of shares that still can be issued in the second and the third tranche is 1,699,092.

On 21 December 2006, the Board of Directors established that the remaining 10,453,405 of the aforementioned Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos with €854,852.48 (plus €531,139.96 in issuance premium) and to issue 157,142 new shares to the relevant contributing Inpharmatica shareholders.

On 21 December 2006, a total of 46,400 warrants were exercised by employees, as follows: (i) 4,800 warrants under the Warrant Plan 1999 Belgium and 11,600 warrants under the Warrant Plan 2002 Belgium, with exercise price of €1.00 per warrant; and (ii) 30,000 warrants under the Warrant Plan 2002 The Netherlands, with exercise price of €1.17 per warrant. This exercise of warrants resulted in a capital increase of €51,500.00 and the issue of 11,600 new shares.

On 22 December 2006, within the framework of the authorized capital and in conjunction with the acquisition of ProSkelia SASU, the Board of Directors decided to increase the share capital of the Company with €18,842,457 (plus €12,157,543 in issuance premium) through a private placement of new shares with institutional investors in the US and Europe, resulting in the issuance of 3,463,683 new shares.

On 22 December 2006, within the framework of the authorized capital, the Board of Directors decided: (i) to increase the capital of the Company by the issuance to ProSkelia B.V. of 1,396,648 new shares in consideration for the contribution in kind to Galapagos' assets by ProSkelia B.V. of 100% of the shares of ProSkelia SASU, and consequently (ii) to increase the share capital of the Company with €7,597,765 (plus €4,902,235 in issuance premium).

On 31 December 2006, the Company's share capital was of €107,856,175.51, represented by 19,851,330 shares without nominal value. All shares are issued and fully paid and are of the same class.

The evolution of share capital and number of shares outstanding, as described above, is summarized in the table below. Note that the amounts of share capital increase as set forth below do not include the issuance premiums that are paid in certain circumstances, which are booked on a separate unavailable account and are not part of the share capital stricto sensu.

History of Share Capital

Date	Share Capital Increase New shares (in €)	Share Capital Increase Warrants (in €)	Aggregate Number of shares after transaction	Aggregate Share Capital after transaction (in €)
10-May-05	15,573,143.00	390,010.16	8,880,370	48,331,859.16
08-Jun-05		1,577,354.18	9,170,165	49,909,213.34
17-Oct-05	15,392,456.80		11,994,469	65,301,670.14
20-Oct-05	1,205,234.80		12,215,613	66,506,904.94
24-Oct-05	160,404.40		12,245,045	66,667,309.34
27-Oct-05	1,765,859.95		12,569,056	68,433,169.29
30-Nov-05	410,199.70	136,200.00	12,674,122	68,979,568.99
09-Jan-06	1,496,891.55		12,948,781	70,476,460.54
23-Mar-06		407,850.00	13,050,743	70,884,310.54
19-Sep-06	7,087,856.89		14,355,817	77,972,167.43
08-Dec-06	2,537,433.60		14,822,257	80,509,601.03
21-Dec-06	854,852.48		14,979,399	81,364,453.51
21-Dec-06	51,500.00		14,990,999	81,415,953.51
22-Dec-06	26,440,222		19,851,330	107,856,175.51

	Ordinary shares	Total
Other information		
Par value of shares	5.43	**5.43**
Movement in number of number of shares		
1 January 2004		**23,754,226**
31 December 2004		**23,754,226**
Reverse Split 4:1		**5,938,554**
Number of shares issued		3,261,411
BioFocus acquisition		3,474,957
31 December 2005		**12,674,122**
Number of shares issued		7,177,208
31 December 2006		**19,851,330**

20. Derivative financial instruments

Currency derivatives

The Group utilizes currency derivatives to hedge budgeted future cash flows. The foreign currency forward contracts are denominated in the currencies of the Group's principle markets.

At the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that the Group has committed are €Nil (2005: €4,800,000, 2004 €Nil) and all due within 1 year.

At 31 December 2006 the fair value of the Group's currency derivatives is estimated to be €Nil (2005: €394,000, 2004 €Nil).

Changes in the value of non-hedging currency derivatives amounting to €394,000 have been credited/(charged) to cost of sales during the year (2005: (€230,000), 2004: €Nil).

The Group does not designate its foreign currency denominated debt as a hedge instrument for the purpose of hedging the translation of its foreign operations.

The group incurs foreign currency risk on receivables, payables and borrowings that are denominated in a currency other than the Company's functional currency. The currencies giving rise to this risk are primarily Pounds Sterling, US Dollars and Swiss Francs.

21. Deferred tax

Thousands of €		2006	2005	2004
I	Recognised deferred tax assets and liabilities			
	Assets	727		
	Liabilities	-594	-1,542	-225
II	Deferred tax assets unrecognised	46,013		
III	Income tax expenses	253		
	Deferred tax expenses net relating to origination and reversal of temporary differences	253		

The unused tax losses carried forward at December 31, 2006, 2005 and 2004 amount to €141,187,000, €53,500,000 and €22,083,000 respectively.

22. Finance lease liabilities

Thousands of €	Minimum lease payments			Present value of minimum lease payments		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Amounts payable under finance lease						
Within one year	3,832	3,889	226	3,172	2,967	106
In the second to fifth year	4,653	4,498	903	4,038	4,606	523
After five years	1,180	1,104	1,072	557	958	890
	9,665	**9,491**	**2,201**	**7,767**	**7,573**	**1,519**
Less future finance charges	1,898	1,918	682			
Present value of lease obligations	**7,767**	**7,573**	**1,519**			
Less amount due for settlement within 12 months				3,172	2,967	106
Amount due for settlement after 12 months				**4,595**	**4,606**	**1,413**

	Net book value			Acquisition cost		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Leased assets						
Land & buildings	4,309	4,317	1,516	6,563	6,344	1,884
Installation & machinery	3,763	2,005		6,141	3,520	
Furniture, fixture vehicles	152			180		
Other tangible assets	92	147		179	179	
Total	**8,316**	**6,469**	**1,516**	**13,063**	**10,043**	**1,884**

It is the Group's policy to lease certain of its installation and machinery under finance leases. For the year ended 31 December 2006, the average borrowing rate was 11% (2005: 9%, 2004: 8.25%). The interest rates were fixed at the date of the contracts. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of the Group's lease obligations approximates their carrying value.

23. Operating lease obligations

The Group as lessee

The Group has rental contracts for office and laboratories which qualify as operating leases as follows:

Thousands of €	2006	2005	2004
Minimum lease payments under operating leases recognized in income for the year	1,536	1,433	476
Total	**1,536**	**1,433**	**476**

At the balance sheet date, the Group had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of €	2006	2005	2004
Within one year	4,792	1,979	419
In the second to fifth years inclusive	3,830	3,955	668
After five years		910	834
Total	**8,622**	**6,844**	**1,921**

The Group as lessor

The Group holds surplus office and manufacturing buildings, which following the consolidation of sites in 2005 are sublet to third parties under non-cancelable operating leases in order to cover costs. Future minimum rentals receivable under non-cancelable operating leases are as follows:

Thousands of €	**2006**	**2005**	**2004**
Within one year	1,537	368	
In the second and fifth years inclusive	1,153	607	
Total	**2,690**	**975**	

24. Trade and other payables

Thousands of €	**2006**	**2005**	**2004**
Trade payables	11,805	4,064	836
Other creditors	643	552	166
Accruals	5,820	862	814
Deferred income	7,806	4,304	950
Total	**26,074**	**9,782**	**2,766**
Included in current liabilities	25,431	9,568	2,766
Included in non-current liabilities	643	214	

25. Provisions

Thousands of €	**Provisions for litigation**	**Restructuring provision**	**Provisions / Other**	**Total**
At 1 January 2006				
Additional provisions			591	591
Provisions – unused amounts reversed			-72	-72
Changes in consolidation scope including earn-out	151	70	21,904	22,125
Translation differences increase			1	1
At 31 December 2006	**151**	**70**	**22,424**	**22,645**
Included in current liabilities				22,089
Included in non - current liabilities				556

A provision of €21,904,000 included in the changes in consolidation scope relates to the potential earn out payments based on milestones agreed during the acquisitions of Inpharmatica and ProSkelia.

Additional provisions includes €526,000 related to onerous rental contracts.

Upon achievement of certain conditions and milestones related to the acquisitions of Inpharmatica and ProSkelia, earn-out fees will be payable. The achievement of these conditions and milestones would also generate positive cash flows for the Group, but they are not likely enough to be disclosed as contingent assets.

26. Contingent Liabilities and Assets

See note 25 for a description of assets and liabilities acquired through business combinations which were considered for but not presented as contingent.

27. Retirement benefit schemes

The Group operates defined contribution systems for all of its qualifying employees. The assets of the schemes are held separately from those of the Group in designated funds.

Defined benefit scheme

Thousands of €	**2006**	**2005**	**2004**
Defined benefit plan obligation (asset) total			
Liabilities	905		
Acquired through business combinations	905		
Present value of the defined benefit plan obligation ending balance	905		
Principal actuarial assumptions			
Discount rate used	4.25%		
Expected rate of salary increase	2.50%		

The regular contributions constitute an expense for the Group of €Nil (2005: €Nil, 2004: €Nil)

The total of €905,000 consists of €465,000 pensions and €440,000 as seniority bonuses.

Group companies operate two defined benefit pension schemes. The schemes are unfunded and the obligations are determined by annual actuarial calculations. The schemes are mandatory under the French Chemical and Pharmaceutical industries Collective agreements and require the Company to pay retirement lump-sum amounts depending on the employers seniority as and when they retire from the Company with full pension as defined by the French Social Security system.

Defined contribution scheme

In the case of defined contribution plans, Galapagos Group companies pay contributions to publicly or privately administered pension funds on insurance contracts. Once the contributions have been paid, the Group companies have no further payment obligations.

For the defined contribution scheme the total expense for 2006 for the Group amounts to €1,018,000 (2005: €355,000, 2004: €159,000). At 31 December 2006 contributions due to the schemes totaled €219,000 (2005: €50,000, 2004: €Nil).

28. Warrant plans

Presented below is a summary of stock warrant plans activity for the reported periods. After the reverse 4:1 share split decided by the Shareholders' Meeting of 29 March 2006, 4 warrants of the 1999 and 2002 plans will entitle the warrant holder to subscribe to one share. One warrant of the new warrant plans created as of 2005 onwards will entitle the warrant holder to subscribe to one share. In the summaries and tables below, the numbers of the warrant plans 1999 and 2002 are divided by 4 to avoid a mixture of rights.

Warrant plans 1999

Warrant plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 137,335 warrants were issued to and subscribed by Galapagos NV. At 31 December 2006, an aggregate number of 60,539 warrants were granted to directors, management and personnel of Galapagos NV, of which 39,239 warrants are still outstanding. No further warrants can be granted under this plan. The number of warrants outstanding under this plan was of 54,389 per 31 December 2004 and of 40,439 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one Share. The exercise price of the warrants is the highest of either €4 or the price against which the most recent capital increase occurred prior to the date of the offer of the warrants. The warrants vest according to the following scheme: 10% of the number of warrants granted vests upon the date of the grant; 20% vests at the first anniversary of the grant; 40% vests at the second anniversary of the grant; 60% vests at the third anniversary; 100% vests at the end of the third calendar year following the grant.

Warrant plan The Netherlands 1999

At31 December 2006 and 31 December 2005 no more warrants are outstanding under the Warrant Plan Netherlands 1999, i.e. no warrants were available for granting and no warrants can be exercised anymore.

Warrant plans 2002

At the Extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favor of the management and personnel of Galapagos NV ("Warrant Plan Belgium 2002") and a second warrant plan in favor of management and personnel of Galapagos NV's subsidiary ("Warrant Plan The Netherlands 2002").

Warrant plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 753,250 warrants were created. At 31 December 2006, an aggregate number of 793,705 (see below) warrants were allotted to directors, management and personnel of Galapagos NV, of which 522,900 warrants are still outstanding at 31 December 2006 and 18,775 warrants remained available for distribution. The number of warrants outstanding under this plan was of 519,412 per 31 December 2004 and of 627,762 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in Warrant Plan Belgium 1999.

The Board of Directors determines the exercise price of the warrants at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. The Warrant Plan Belgium 2002 provides that the exercise price of the warrants is to be determined by an auditor and at least equal to €1.00, provided that, if the Galapagos NV's shares are listed or traded on a stock market, the Board of Directors may choose whether the exercise price equals at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered. As no warrants have been granted under this plan after the IPO, all warrants granted under this plan have an exercise price of €4.00 per warrant (post-reverse split 1:4 of the Company's shares) as determined in accordance with the terms of the plan.

Under the Warrant Plan Belgium 2002, a total of 753,250 warrants (recalculated after reverse share split 1:4) were created. Warrants were granted under this plan as follows: (i) in 2002: 565,831 warrants; (ii) in 2003: 27,750 warrants; (iii) in 2004: 40,750 warrants; and (iv) in 2005; 159,375 warrants. By a decision of the Board of Directors of 15 January 2004 in connection with the departure of Dr. R. Brown (CSO) at that time) it was resolved that 59,231 warrants out of the package granted to Dr. Brown, which number of warrants would become void (not vested) as a result of his departure, would not so become void upon his departure per 1 April 2004 but would remain in existence and return to the company to enable the company to grant these warrants to one or more future employees or directors. When adding up all grants under the Warrant Plan Belgium 2002, a total of 793,706 warrants have been granted, but in this total number the 59,231 warrants referred here before are double-counted. The number of warrants actually granted under said plan is therefore 734,475.

Warrant plan The Netherlands 2002

Pursuant to the Warrant Plan Netherlands 2002, a total number of 125,000 warrants were created. At 31 December 2006, the Company has allotted an aggregate number of 120,649 warrants pursuant to this Warrant Plan Netherlands 2002, of which 12,687 warrants were outstanding at 31 December 2006 and 4,351 warrants remained available for distribution. The number of warrants outstanding under this plan was of 120,649 per 31 December 2004 and of 20,187 per 31 December 2005. The exercise period of the warrants amounts to four years, which exercise period starts as from the date of offer. The warrants can be exercised at the latest on 1 February 2012. A vested warrant entitled the holder of such warrant to subscribe for one share of Galapagos NV. The vesting scheme is comparable as in the Warrant plan Belgium 1999, with the exception that as a consequence of the IPO all warrants became fully vested.

In respect of warrants that have been granted prior to the date of listing of Galapagos NV's shares, the exercise price of such warrants amount to the higher of either €4.68 or the market value of Galapagos NV's share Class D as determined by the Board of Directors (Note: at the occasion of the Company's IPO in May 2005, the different classes of shares have been abolished so that as of the IPO all shares are of one and the same class). The Warrant Plan the Netherlands 2002 further provides that, once Galapagos NV's shares are listed, the exercise price of any warrants will equal, at the discretion of the Board of Directors, either the closing price of Galapagos NV's shares on the trading day preceding the day on which the warrants were granted, the average share price of the preceding 30 day period, or any other relevant period.

Warrant plan Belgium 2005

Pursuant to the Warrant Plan Belgium 2005, a total number of 467,421 warrants were created (notary deed of 29 March 2005). At 31 December 2006, an aggregate number of 458,600 warrants were allotted to directors and employees of the Group, all of which were still outstanding at 31 December 2006, and 8,821 warrants remained available for distribution. The number of warrants outstanding under this plan was of 282,500 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 29 March 2015. According to the original provisions of the Warrant Plan Belgium 2005, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan Belgium 1999, except that for directors the warrants vest linear over a 36 months period at 1/36 per month.

The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, proceeding the date on which the warrants are offered.

Warrant plans 2006

Warrant Plan 2006 Belgium/The Netherlands

Pursuant to the Warrant Plan 2006 Belgium/The Netherlands, a total number of 350,000 warrants were created (notary deed 3 February 2006). At 31 December 2006, an aggregate number of 200,043 warrants were allotted to directors and employees of the Group of which 194,395 warrants were still outstanding at 31 December 2006 (5,648 of the allotted warrants became void in 2006), and 149,957 warrants remained available for distribution. The warrants have a term of eight years. The warrants created under this Plan can be exercised at the latest on 2 February 2016 (i.e. 10 years after the date of creation of the Plan). According to the provisions of the Warrant Plan 2006 Belgium/The Netherlands, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan 2005.

The exercise price of the warrants will be decided by the Board as at least (a) the closing price of the last trading day preceding the date of the offer, or (b) the average of the closing price per share, as quoted on the stock market, of the last thirty days proceeding the date on which the warrants are offered.

Warrant Plan 2006 U.K.

Pursuant to the Warrant Plan 2006 U.K., a total number of 453,715 warrants were created (notary deed 12 May 2006). At 31 December 2006, an aggregate number of 393,856 warrants were allotted to employees of the Group, of which 384,833 warrants were still outstanding at 31 December 2006 (9,023 of the allotted warrants became void in 2006) and 59,859 warrants remained available for distribution. The warrants have a term of eight years. The warrants can be exercised at the latest on 11 May 2016 (i.e. 10 years after the date of creation of the Plan). According to the provisions of the Warrant Plan 2006 U.K., each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan 2005.

The exercise price of the warrants will be decided by the Board as at least (a) the closing price of the last trading day preceding the date of the offer, or (b) the average of the closing price per share, as quoted on the stock market, of the last five trading days preceding the date on which the warrants are offered.

The number of outstanding warrants (including warrants still available for distribution) as a percentage of outstanding shares as per 31 December 2006 was 9.34% and as per 31 December 2005 was 9.30%.

	Warrants	Weighted average exercise price
Outstanding at 1 January 2004	**730,630**	**4.11**
Exercisable at 1 January 2004	176,537	4.46
Granted during the period	40,750	4.00
Forfeited during the period	-76,306	4.00
Exercised during the period		
Expired during the period	-1,500	4.00
Outstanding at 31 December 2004	**693,574**	**4.12**
Exercisable at 31 December 2004	175,037	4.47
Granted during the period	441,875	7.34
Forfeited during the period	-52,563	5.53
Exercised during the period	-114,474	4.60
Expired during the period		
Outstanding at 31 December 2005	**968,412**	**5.50**
Exercisable at 31 December 2005	349,930	4.04
Granted during the period	769,999	8.72
Forfeited during the period	-14,671	8.67
Exercised during the period	-113,562	4.04
Expired during the period		
Outstanding at 31 December 2006	**1,610,178**	7.11
Exercisable at 31 December 2006	391,513	4.29

(1) A correction to the above table needed to be made for the warrants granted in 2005, where the number "granted during the period" as reported for 2005 was of 456,875, by material error including 15,000 warrants that had not been accepted but refused in 2005 by one beneficiary. The table above is corrected and the number of warrants "granted during the period" in 2005 is reduced to 441,875. This correction induced also a correction in the number of warrants "outstanding at 31 December 2005" that was reported for 2005 to be of 983,412 and in the above table corrected to 968,412 (i.e. minus 15,000).

(2) Part of the warrants offered in 2006 were subject to a 60-days acceptance period that ran into 2007. In the above table, all warrants offered in 2006 that subsequently have been accepted by the beneficiaries (even if such acceptance occurred in 2007), have been included in the section "granted during the period".

The table below sets forth the valuation of the warrants.

Belgian Plans	**2003**	**2004**	**2005**				**2006**		
			31 Jan	**4 Jul**	**23 Nov**	**15 Dec**	**13 Feb**	**13 Feb**	**22 Nov**
Exercise Price	4.00	4.00	6.76	6.91	8.35	8.60	8.61	8.73	8.65
Current share price	4.00	4.00	7.50	7.15	8.25	9.20	8.72	8.72	8.92
Estimated volatility	29%	30%	31%	30%	30%	30%	30%	30%	30%
Time to expiration (years)	3.40	3.90	3.50	3.50	4.00	4.00	4.00	4.00	4.00
Risk free rate	4.10%	4.31%	3.64%	3.75%	3.75%	3.75%	4.00%	4.00%	4.00%
Expected dividends	None	None	None	None	None	None	None	None	None
Dutch Plan	**2002**								

Exercise Price	4.68
Current share price	4.00
Estimated volatility	31%
Time to expiration (years)	2.00
Risk free rate	3.55%
Expected dividends	None

UK plan	**2006**		
	17 June	**22 Nov**	**19 Dec**
Exercise Price	8.70	8.65	9.18
Current share price	8.37	8.70	9.06
Estimated volatility	30%	30%	30%
Time to expiration (years)	4.00	4.00	4.00
Risk free rate	4.00%	4.00%	4.00%
Expected dividends	none	none	none

The method of determining the exercise share price is set up by the Board of Directors.

The *estimated volatility* is calculated based on historical volatility of the share price over the lifetime of the warrants.

The time to expiration of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

The warrants have been accounted for in accordance with International Financial Reporting Standard 2 on Share Based Payments. IFRS 2 takes effect for all warrants offered after 7 November 2002. In 2002, no warrants offered under any of the plans, qualify for accounting under IFRS 2. Under the Dutch plan, no warrants have been offered in 2004. For these periods, no fair value calculation has as such been performed.

The weighted average fair market value of the warrants granted during 2005 and 2004 was €235,000 and €5,000 respectively. These were recorded in debit of the share capital.

The following table provides an overview of the outstanding warrants per personnel category at 31 December 2006.

Category	**Number of warrants**		
	2006	2005	2004
Non-executive Directors	109,750	56,250	46,250
Executive Team	764,726	684,726	342,226
Other	735,702	227,436	305,098
Total Warrants outstanding	**1,610,178**	**968,412**	**693,574**

Note: The above numbers for the non-executive directors and members of the executive team, for the years 2004 and 2005, relate only to those individuals that were (still) in such capacity per 31 December 2006.

29. Related parties

Transactions between Galapagos NV, Galapagos Genomics BV, BioFocus DPI, Inpharmatica and ProSkelia, which are related parties, have been eliminated in consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.

Trading transactions

During the year 2005 and 2004 the Group entered into the following transactions with related parties, who are not part of the Group.

Thousands of €	Sales of goods			Purchases of goods and services		
	2006	2005	2004	2006	2005	2004
Crucell BV					265	328
Tibotec NV and associates		5	82			
Johnson & Johnson Group		2	311			

Johnson & Johnson is a related party through its parent-subsidiary relationship with Tibotec NV. The sales to Johnson & Johnson relate to sales transactions in the normal course of business.

Both Crucell BV and Tibotec NV are the founding shareholders of the Group. The purchases performed by the Group with Crucell BV comprise:

Thousands of €	2006	2005	2004
Office rent and rent charges	277	271	138
Laboratory maintenance		105	53
Lab disposables	4	52	52
Other		-163	85
Total	**281**	**265**	**328**

At 31 December the following amounts with related parties were still outstanding in the balance sheet:

Thousands of €	Amounts owed by related parties			Amounts owed to related parties		
	2006	2005	2004	2006	2005	2004
Crucell BV				5		96
Tibotec NV and associates			5	8		7
Johnson & Johnson Group						

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Transactions with related companies are mainly trade transactions and are priced at arms length. The revenue and expenses to these transactions are immaterial to the consolidated financial statement.

Other contracts with related parties:

Non-compete undertaking from Crucell: Galapagos NV and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the US. No consideration was paid for this undertaking.

License Agreement between Tibotec and Galapagos NV dated 28 May 2001: Galapagos NV, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. Galapagos NV entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec Intellectual Property relating to, inter alia, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterization of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the

term of the Tibotec patents or (ii) 6 March 2017. The Group paid a consideration of €454,000 for this agreement which was capitalized.

Research and Commercial License Agreement between Crucell and Galapagos NV dated 6 June 2001: Under this agreement Crucell granted a sole and exclusive worldwide license to Galapagos NV under the Crucell patents and know how for, inter alia, identifying, making and using products and services in the field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. The Group paid a consideration of €454,000 for this agreement which was capitalized.

Services Agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland BV entered into between Crucell and Galapagos Genomics BV dated 3 November 2004: Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,750) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for restoration efforts.

Services Agreement between Crucell an Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004: In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

Supplemental Agreement to the Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005: This agreement documents new conditions for the termination of the lease agreement as set out in the Ratification Agreement. Under the Supplemental Agreement, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

Prior to the IPO, independent directors received Board Meeting fees amounting to €1,500 per Board Meeting. As of the IPO, independent directors receive an annual fee of €20,000.

As of 1 August 2005, the Chairman of the Board, Dr Parekh receives an annual consulting fee of £50,000 as a compensation for giving strategic advice, including amongst others the evaluation of several alternative corporate transactions, the acquisition of the assets of Discovery Partners International, the acquisitions of Inpharmatica and ProSkelia as well as the two private placements that took place in 2006. Dr. Parekh does not receive other compensation from the Company.

There are no loans between Galapagos NV and its members of the Board of Directors or its Executive Team, other than for prefinancing of withholding taxes for an amount of €33,000.

Potential conflicts of interest between the Company and its Directors

During the year ended 31 December 2006, a number of situations occurred where a potential conflict of interest between the Company and a member of a governance body of the Company existed. They are described hereafter.

In connection with the acquisition of Inpharmatica Ltd by Galapagos in December 2006: among the shareholders of Inpharmatica were a number of venture capital investment funds belonging to the Advent Venture Partners group (London, UK). As Dr. Parekh was a General Partner with a venture capitalist organization that was a minority shareholder of Inpharmatica Limited, Dr. Parekh has not participated in the deliberations and votes that took place in the Board in connection with the acquisition of Inpharmatica, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: The Company acquired Inpharmatica in the context of its strategy to build a

worldwide leading position in drug discovery services; the acquisition will contribute to the Company's capability to enter into turn-key drug discovery alliances with pharmaceutical and biotechnology companies, as well as to support its own internal drug discovery pipeline. The Company will, based on a share price of €8.82 (the 30 day average of the Company's share closing price up to 5 December 2006) issue a maximum of 2,165,582 new shares, i.e. a maximum capital increase with €19,099,992.24 (including issuance premium). The exact number of shares to be allotted to Inpharmatica shareholders will depend on the achievement of certain conditions (including the cash balance of Inpharmatica) agreed upon in the acquisition agreement. The shares will be issued in 3 tranches. A first tranche of 623,582 shares has been allotted on 8 December and 21 December 2006; the next two tranches will be calculated and allotted in April and May 2007.

In connection with the acquisition of ProSkelia SASU by Galapagos in December 2006. As Dr Wilson Totten, a member of the Board of Galapagos, was also CEO of ProStrakan Group plc, the ultimate parent company of ProSkelia SASU, Dr. Totten did at no point in time participate in the Board's deliberations and votes relating to this acquisition project, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: With its programs in rheumatoid arthritis, its GSK alliance in osteoarthritis, and the acquisition of the ProSkelia programs, the Company is becoming a leader in the discovery and development of small molecule drugs to treat bone and joint diseases. With the licensing of ProStrakan's E2G program, the Company will be able to execute a phase IIb trial and build the necessary infrastructure to progress its other products into and through clinical testing. Additionally, the Company expands its collaborations with leading pharma and biotech companies, while operating a fast growing business unit in drug discovery services. The acquisition price of ProSkelia comprises €12.5 million (including issuance premium) in newly issued Galapagos shares (1,396,648 shares) on the basis of €8.95 per share (the average Galapagos share price over the last thirty days prior to 22 December 2006 as quoted on Euronext Amsterdam). This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that the Company will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should the Company decide to partner or out-license this.

In connection with the approval by the Board of 12 December 2006 of a €10,000 compensation for Dr David Stone in connection with his stepping down from the Board two years before the end of his mandate, Dr Stone did not participate in the deliberation and the vote, in application of article 523 BCC.

In connection with the decision of the Board of 12 December 2006 to harmonize the vesting structure of the warrants, granted to Directors under the 2002 Warrant Plan to make all vesting linear over a vesting period of 36 months and thus bringing it in line with the 36-months vesting mechanism for Directors as set forth in the 2005 Warrant Plan and the Warrant Plan 2006 Belgium/The Netherlands, the Directors involved (Dr Parekh, Mr Verdonck, Dr Totten and Dr Ross) did not participate in the deliberation and vote insofar as they were affected (Dr Totten did not attend the meeting), in application of article 523 BCC. The linear vesting over 36 months will have an immaterial impact on the financial position of the Company.

In connection with the Board decision of 12 December 2006 establishing a Management Bonus Plan, the procedure of article 523 BCC has been followed by and relating to the CEO, Mr van de Stolpe: it has been explained to the Board that such Management Bonus Plan is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by the Company's management group. The bonus awards (if any) under this Management Bonus Plan will have no material impact on the financial position of the Company. The Board shares the opinion of the Remuneration Committee that the proposed Management Bonus Plan is justified and reasonable. Mr van de Stolpe, the Company's CEO, who will be eligible for bonus awards under said plan, has not taken part in the deliberation and the vote concerning this decision. The cost included for this Management Bonus Plan

(for the key management group) in the consolidated financial statements for the year ended 31 December 2006 amounted to €616,191.

In connection with the Board decision of 19 December 2006 concerning the establishment of the level of the 2006 bonus for the CEO (Mr van de Stolpe) at a certain percentage of his gross salary in case the ProSkelia acquisition and the private placement related thereto is successfully closed (and at 10% lower percentage if this is not the case) (the payment of half of which is deferred for three years, and subject to the performance of the Galapagos stock price), his 2007 salary increase (4%) and the principle of a future warrant grant to him (number of warrant to be defined in the future), the procedure of article 523 BCC was followed: it had been explained to the Board that the award of said benefits was proposed upon recommendation of the Remuneration Committee as a justified reward for the results achieved by Mr van de Stolpe in 2006. The cost included for the abovementioned CEO bonus in the consolidated financial statements ended on 31 December 2006 amounted to €203,562. The award of these benefits will have no material impact on the financial position of the Company. The Board shared the opinion of the Remuneration Committee that the proposed benefits are justified and reasonable. Mr van de Stolpe has not taken part in the deliberation and the vote concerning this decision.

In 2006, there have been no arrangements or understandings with major shareholders pursuant to which a representative of such shareholder became a Board Member or Executive Committee member of the Company.

30. Remuneration of key management personnel

On 31 December 2006, the Executive Committee comprised eight members, Mr Van de Stolpe, Dr Pollet, Dr Dixon, Mr Hoekema, Dr Newton, Mr Phillips, Mr Smith and Mr Neale. Their combined remuneration package comprises:

Thousands of € (except for the Number of warrants)	2006	2005	2004
Short-term employee benefits	2,097	1,271	574
Post-employment benefits	296	78	46
Total benefits excluding warrants	**2,393**	**1,349**	**620**
Number of warrants offered in the year	**80,000**	**361,250**	

The Executive directors provide their services full time for the Group. Their remuneration includes all costs for the Group, including retirement contributions made by the executive directors. The warrants offered to the executive directors are under the same conditions as set out in note 28. These warrants are granted under the Belgian 2005, 2002 and 1999 plans.

The retirement benefits to the Executive Committee, excluding the executive directors, are part of the retirement benefit scheme to which all qualified personnel are entitled. The contributions are paid as a percentage of the gross annual salary.

Certain employees, including the Executive Committee, are part of a Group bonus scheme established in 2006 where half of the bonus is paid immediately post year end and half is deferred for three years. The deferred component is only payable in full provided that the growth in the company share price has exceeded the growth in the FTSE Actuaries Share Index of Pharmaceutical and Biotechnology over the same three year period. Where the Company share price underperforms against the index, then the payout is reduced, with no payment made if the Company underperforms by more than 10%. The Company has taken a charge to G&A of €200,000 to cover this contingent liability.

In 2006, the members of the Executive Committee (including the CEO) were paid an aggregate amount of €1,739,993 in salaries and an aggregate amount of €683,000 in bonuses. Other components of their remuneration include contributions to the Company's pension and health insurance schemes, and certain fringe benefits of non-material value.
Only the CEO is a member of both the Executive Committee and the Board of Directors. The CEO does not receive any special remuneration for his work on the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Executive Committee.

The Company and its subsidiaries have provided or processed €296,000 for pensions, severance payment, or similar advantages or benefits for members of the Executive Committee.

No loans, quasi-loans or other guarantees have been given to members of the Executive Committee.

Transactions with non-executive directors

In connection with the compensation of independent Directors, the annual shareholders' meeting (AGM) of 4 April 2006 fixed the annual remuneration for independent Directors for the exercise of their mandate as a Director of the Company at €20,000 plus expenses and resolved to pay an additional compensation of €5,000 to the chairman of the Audit Committee of the Board of Directors for his activities as chairman of the Audit Committee. Until the IPO, the independent members of the Board received a Board fee of €1,500 per Board meeting, as well as expense reimbursement. After the IPO, they received a fixed annual amount of €20,000. In 2006, a total amount of €45,000 was paid to the independent Directors as Board fees (including for chairing the Audit Committee) and €2,807 as expenses. In 2005, €41,000 was paid as Board fees and expenses; in 2004, €6,000 was paid as Board fees and expenses.

The aforementioned AGM fixed the annual remuneration for non-executive Directors who are not independent Directors and who do not represent a shareholder at €20,000 plus expenses. In 2006, a total amount of €50,000 was paid to such Directors (including a payment of €10,000 to Dr Stone in connection with his stepping down from the Board effective 31 December 2006; see also note 29) and €729 as expenses. In 2004 and 2005, there were no Directors belonging to this category.

The aforementioned AGM resolved that in case a Director attends less than 75% of the meetings of the Board of Directors, the annual amounts mentioned in the two paragraphs here above shall be reduced pro rata the absence score of such Director. No such principle applied in 2004 and 2005.

The aforementioned AGM resolved that the Directors who represent a shareholder on the Board of Directors will only receive reimbursement for the expenses they incur for attending meetings of the Board of Directors and no other compensation or fees for their Board membership. In 2006, a total amount of €3,167 was paid as expenses to such Directors. Also in 2004 and 2005, non-executive directors that represented one of the Group's shareholders received no compensation for their position as director, but only expense reimbursements. In 2004, €13,000 was paid as expenses and in 2005, €26,000 was paid as expenses.

In 2006, a total of £50,000 was paid as consultancy fees to the Chairman of the Board, who did not receive any fee as compensation for his Board membership, under a consultancy agreement effective as of 1 August 2005 (see also note 29). No other consultancy fees were paid to Board members in 2006. In 2005, a total of €115,000 was paid as consultancy fees to Board members and in 2004 a total amount of €120,00 was so paid.

In 2006, 53,500 warrants were granted to non-executive Directors. In 2005, the number of warrants granted to non-executive Directors was 10,000 and in 2004 it was 38,750.

31. Consolidated companies

Name of the subsidiary	Country	% voting right	Change in % voting right previous period
Galapagos Genomics BV	The Netherlands	100%	
BioFocus plc	United Kingdom	100%	
BioFocus Discovery Ltd	United Kingdom	100%	
Cambridge Drug Discovery (Holdings) Ltd	United Kingdom	100%	
Cambridge Discovery Limited	United Kingdom	100%	
Cambridge Genetics Limited	United Kingdom	100%	
BioFocus Inc	United States	100%	
Compound Focus Inc	United States	100%	100%
BioFocus DPI AG (formerly Discovery Partners International AG)	Switzerland	100%	100%
Discovery Partners International GmbH	Germany	100%	100%
BioFocus DPI Inc (formerly ChemRX Advanced Technologies Inc)	United States	100%	100%
Xenometrix Inc	United States	100%	100%
BioFocus DPI LLC (formerly Discovery Partners International LLC)	Japan	100%	100%
Inpharmatica Ltd	United Kingdom	100%	100%
ProSkelia SASU	France	100%	100%

32. Acquisition of subsidiaries

On July 6 2006, the Group acquired the operating units of Discovery Partners International (DPI, Inc) for a consideration entirely in cash. DPI, Inc was not acquired, but the companies acquired are listed below:

- BioFocus DPI Inc, US (formerly ChemRX Advanced Technologies Inc)
- BioFocus DPI AG, Switzerland (formerly Discovery Partners International AG)
- Discovery Partners International GmbH, Germany
- BioFocus DPI LLC, Japan (formerly Discovery Partners International LLC)
- Xenometrix Inc, US

The purchase price consisted of €4,250,000 in cash. The difference between the acquisition price and the fair values of the assets, liabilities and contingent liabilities of the entities listed above gave rise to a discount on acquisition ("negative goodwill"). After initially calculating negative goodwill, the fair values were reassessed. However, it was subsequently concluded that it was a bargain purchase because the bid was all in cash and all DPI operating companies were included in the offer. The reason that such a purchase price was accepted is that, in order to meet its obligations to Infinity Pharmaceuticals Inc, its potential buyer, DPI Inc had to dispose of its operations before the acquisition would take place.

The former DPI companies contributed €816,000 profit to the Group's loss before tax for the period between the acquisition date and the balance sheet date. The profit includes negative goodwill which was immediately recognized in the income statement under "Other income".

On December 6, 2006, the Group acquired all shares of Inpharmatica Ltd, a company incorporated in the UK. The purchase price consisted of €12,500,000 in an all-share transaction and a potential all-share earn out with maximum payments of €6,600,000. The new shares (maximum 2,166,532) will be issued to the shareholders in three trances. The first tranche of 623,582 new Galapagos shares were issued in December 2006. The two subsequent tranches are due to be issued in April and May 2007. The goodwill on consolidation mainly relates to operating synergies and assembled workforce.

The fair value of the equity instruments issued was determined by taking the average closing market price over the 30 days prior to the acceptance of the offer.

Inpharmatica contributed €623,000 profit to the Group's loss before tax for the period between the acquisition date and the balance sheet date.

On December 22, 2006, Galapagos NV acquired ProSkelia SASU, a company incorporated under the laws of France. The acquisition price consists of €12,500,000 in newly issued Galapagos shares and will be eligible to earn-out payments in cash of up to €14,500,000. The goodwill on acquisition relates mainly to operating synergies and assembled workforce.

The fair value of the equity instruments issued was determined by taking the average closing market price over the 30 days prior to the acceptance of the offer.

ProSkelia contributed no profit or loss to the Group loss before tax in the period between the date of acquisition and the balance sheet date.

Provisional values have been used for fair value assessment as management believe that further information may come to light during the process of integrating the businesses.

The fair values of the identifiable assets and liabilities of the above companies and BioFocus as at the dates of the acquisition were:

	2006		2005	
Thousands of €	Book value	Fair value	Book value	Fair value
Non-current assets	**15,129**	**30,068**	**34,521**	**12,058**
Tangible and intangible assets	14,071	29,010	31,700	11,071
Deferred tax assets	727	727		
Other investments	331	331	2,821	987
Current assets	**36,655**	**36,655**	**10,725**	**10,951**
Inventory	650	650	3,462	4,023
Trade debtors	4,159	4,159	5,974	5,639
Other receivables	31,846	31,846	1,289	1,289
Non-current liabilities	**7,232**	**6,544**		**1,445**
Long-term debts, interest-bearing liabilities	7,232	6,544		1,445
Current liabilities	**6,123**	**11,044**	**10,021**	**10,464**
Trade payables	4,179	4,179	3,814	4,264
Other Payables	1,944	6,865	6,207	6,200
Net-identifiable assets and liabilities	**38,429**	**49,135**	**35,225**	**11,100**
Goodwill (negative goodwill) on acquisition		**4,812**		**29,481**
Received consideration		30,716		
Acquired cash		19,848		1,289
Purchase price including cost		22,584		40,581
Costs of acquisition		-533		

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are carried in terms of historical costs using the exchange rate at the date of acquisition.

If the acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been €47,617,000 and the Group loss attributable to equity holders of the parent would have been €38,818,000.

The pro forma loss is not necessarily a reliable indictor of future performance because of a number of factors as set out below:

- DPI underwent a major restructuring in the first half of 2006 (pre-acquisition) due to the loss of its most significant customer. Because of this, DPI recorded restructuring costs of €1,290,000 and furthermore, operated well below capacity. Whilst management sought a buyer, it was difficult to secure new contracts and consequently suffered significant operating losses.

- Inpharmatica significantly reduced its R&D expenditure during the 11 months to 30 November 2006. Headcount fell by more than 40 in this period, and associated severance costs amounted to €1,090,000, so by the time the acquisition took place, the cost base was much reduced and the workforce was focused on the potentially most profitable areas of the business.

33. Critical accounting estimates and judgments

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which the goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the balance sheet date was €35,560,000 (2005: €29,481,000, 2004: €Nil). No impairment loss was recognized during 2006 or 2005. Details of the assumptions used in testing goodwill for impairment are given in note stet.

Fair valuation of net assets of subsidiary on acquisition

In determining the fair values of the net assets at the date of acquisition, certain estimates had to be made by management. Independent professional valuation specialists were employed to ensure that management estimates were reasonable and would not give rise to material misstatement of fair values.

34. Audit fees

Audit fees in Belgium in relation to the statutory audit mandate of the auditor amounted to €64,900 in 2006. The world-wide non-audit fees provided by the auditor in 2006 amounted to €305,000, and related to other rendered services, mainly additional works work due to the change in consolidation scope, the review of purchase price allocation exercises, legal missions and tax related services.

35. Events subsequent to the balance sheet date

The following significant events were announced by the Group after the end of the financial year:

- Expansion of longstanding collaboration with Amgen into 2008
- Resignations of Wilson Totten and David Stone from the board of Directors
- Appointment of Rudi Pauwels as new, independent Board member, effective 1 January 2007;
- License agreement with Hillcrest Pharmaceuticals for the PPAR-S program with license fees amounting to €770,000, up to €27M in potential milestones, undisclosed milestone payments in Hillcrest equity and single digit royalties on commercial products arising from the program
- New services collaboration with the University of Bristol with a total contract value in excess of €2,000,000 over 2 years

11. PRO FORMA FINANCIAL INFORMATION

This unaudited information has been drawn up to indicate in which way the acquisitions of the past financial year could have affected the assets and profits or losses of the Galapagos group if the transactions of DPI, Inpharmatica and ProSkelia had been concluded at the beginning of the reporting period and had contributed to the results for an entire year. The pro forma financial information is drawn up for illustrative purposes only, and because of its nature it addresses a hypothetical situation and cannot give a complete picture of how the financial information might have appeared had the acquisitions reflected actually occurred on 1 January 2006.

The objective of this pro forma financial information is to present the financial impact, as if the acquired companies had been recorded for an entire year, under the assumption that the companies were acquired on 1 January 2006.

Assumptions:

- the acquisition price of the companies is not modified
- the fair values of the companies involved are equal on 1 January 2006 to the day of acquisition of that entity

Pro forma financial information

€ millions	**Audited result 31 Dec 2006**	**Pro forma adjustments**	**Pro forma result 31 Dec 2006**
Revenues	**35.2**	**12.4**	**47.6**
Cost of sales	-19.6	-8.6	-28.2
Gross profit	**15.6**	**3.8**	**19.4**
Other income	3.0	1.0	4.0
R&D expenditure	-15.9	-19.6	-35.5
General and administrative costs	-11.9	-11.9	-23.8
Sales and marketing expenses	-2.0	-1.9	-3.9
Integration costs	-0.6		-0.6
Operating loss	**-11.8**	**-28.6**	**-40.4**
Finance income	0.4	0.6	1.0
Finance costs	-1.1	-2.9	-4.0
Loss before tax	**-12.5**	**-30.9**	**-43.4**
Tax	1.2	3.4	4.6
NET LOSS FOR THE YEAR	**-11.3**	**-27.5**	**-38.8**

Consolidated balance sheets at 31 December[9]

All entities acquired in 2006 were consolidated in the closing balance at 31 December 2006.

Assets

Thousands of €	Notes*	2006	2005	2004
NON-CURRENT ASSETS		**87,781**	**45,018**	**3,072**
Goodwill	11	35,560	29,481	
Intangible assets	12	17,844	4,869	447
Property, plant and equipment	13	25,965	9,399	2,625
Deferred tax assets	21	727		
Available for sale financial assets	15	1,054	978	
Other non-current assets	16	6,631	291	
CURRENT ASSETS		**79,865**	**36,545**	**12,541**
Inventories	14	3,499	3,142	98
Trade and other receivables	16	24,847	9,786	2,169
Cash and cash equivalents	17	51,519	23,617	10,274
TOTAL ASSETS		**167,646**	**81,563**	**15,613**

Equity and liabilities

Thousands of €	Notes	2006	2005	2004
TOTAL EQUITY		**109,542**	**61,136**	**10,367**
Share capital	19	104,396	69,049	31,557
Share premium account	36	44,170	19,816	
Translation differences	36	9	3	
Accumulated losses		-39,034	-27,731	-21,190
TOTAL LIABILITIES		**58,104**	**20,427**	**5,246**
NON-CURRENT LIABILITIES		**28,826**	**6,362**	**1,638**
Pension liabilities	27	905		
Provisions	25	22,089		
Deferred tax liabilities	21	594	1,542	225
Finance lease liabilities	22	4,595	4,606	1,413
Other non-current liabilities	24	643	214	
CURRENT LIABILITIES		**29,278**	**14,065**	**3,608**
Provisions	25	556		
Financial lease liabilities	22	3,172	2,967	106
Other financial liabilities	20		394	
Trade and other payables	24	25,431	9,568	2,766
Current income tax payable	9	119	1,136	736
TOTAL LIABILITIES AND EQUITY		**167,646**	**81,563**	**15,613**

*Notes refer to notes contained in the chapter "Consolidated audited financials."

[9] This balance sheet is a reissue of the consolidated balance sheet 2006 of the Company as set forth of page 97 of this Registration Document. It does not take into account the pro forma profit and loss statement.

Notes to the unaudited pro forma financial information

1. Assumptions:
   - the acquisition price of the companies is not modified
   - the fair values of the companies involved are equal on 1 January 2006 to the day of acquisition of that entity

2. This pro forma financial information has been prepared under Galapagos accounting policies. The post-acquisition results for each entity are contained within the audited Consolidated results for Galapagos set out in the pro forma table. The pre-acquisition results for each of the acquired entities are derived from the audited financial statements for each entity in turn, representing only those results arising prior to the date of each respective acquisition. These results are aggregated within the adjustments column. Where appropriate the pre-acquisition results included have been adjusted to exclude transactions that would not have been recorded in the Galapagos consolidated financial statements had the entities already been under Galapagos ownership at the time that the transaction occurred, as described below.

3. In order to prepare the pre-acquisition income statements on a basis consistent with the consolidated financial statements, the following assumptions were made:

- 'Step-ups' in values of tangible and intangible fixed assets from original cost basis to fair value basis as recorded at the date of acquisition would have been the same at 1 January 2006
- To find the adjustment in depreciation and amortization, charges recorded in the local entity accounts were compared to charges recorded in the post-acquisition period and comparable adjustments were made in the pro forma adjustments column relative to the pre-acquisition period.
- Transactions between any Companies included in the pro forma are eliminated as if they were inter-company transactions
- Results are prepared in local functional currency and then translated to Euros at the average exchange rate for the period

4. Revenue and costs per the local entity accounts were reviewed for compliance with IFRS and to ensure the same treatment as in the consolidated income statement. Most notably, a loan waiver by DPI Inc in favor of DPI AG has been eliminated from these pro forma results as it would not have occurred during the year had Galapagos NV acquired it at the start of the year. The effect of the loan waiver, had it been included, would have been €3.6 million of other non-operating income, giving rise to a net loss for the year of €35.2 million.

5. The pro forma loss is not necessarily a reliable indictor of future performance because of a number of factors as set out below:

- DPI underwent a major restructuring in the first half of 2006 (pre-acquisition) due to the loss of its most significant customer. Because of this, DPI recorded restructuring costs of €1.3 million and furthermore, operated well below capacity. Whilst management sought a buyer, it was difficult to secure new contracts and consequently suffered significant operating losses.

- Inpharmatica significantly reduced its R&D expenditure during the 11 months to 30 November 2006. Headcount fell by more than 40 in this period, and associated severance costs amounted to €1.1 million, so by the time the acquisition took place, the cost base was much reduced and the workforce was focused on the potentially most profitable areas of the business.

Bedrijfsrevisoren / Reviseurs d'Entreprises
Berkenlaan 8B
B-1831 Diegem
Belgium

Tel: +32 2 800 20 00
Fax: +32 2 800 20 01
http://www.deloitte.be

The Directors of
Galapagos NV
Generaal De Wittelaan L11 A/3
2800 Mechelen
BELGIUM

ING Bank N.V., London Branch
60 London Wall
London EC2M 5TQ
United Kingdom

20 March 2007

Dear Sirs

Galapagos NV (the "Issuer")

We report on the pro forma income statement (the "Pro forma financial information") set out under section "Pro forma financial information" of the Registration Document dated 20 March 2007, which has been prepared on the basis described in notes 1 to 5 under the section "Notes to the unaudited pr forma financial information" for illustrative purposes only, to provide information about how the Acquisitions of Discovery Partners Inc, Inpharmatica and Proskelia might have affected the financial information of the Issuer presented on the basis of the accounting policies adopted by the Issuer in preparing the financial statements for the period ended 31 December 2006. This report is required by Annex II item 7 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities
It is the responsibility of the directors of the Issuer (the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 in Appendix 3 to the Prospective Directive Regulation. It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, or arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23. of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion
We conducted our work in accordance with Standards applicable in Belgium. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

Deloitte Bedrijfsrevisoren / Reviseurs d'Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL
Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid / Société civile sous forme d'une société coopérative à responsabilité limitée
Registered Office: Louizalaan 240 Avenue Louise, B-1050 Brussels
VAT BE 0429 053.863 - RPR Brussel/RPM Bruxelles - Fortis 230-0046561-21

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated, and
(b) such basis is consistent with the accounting policies of the Issuer.

Yours faithfully

DELOITTE Bedrijfsrevisoren
BV o.v.v.e. CVBA
Represented by Gert Vanhees

12. GALAPAGOS NV – AUDITED ANNUAL FINANCIALS

The following pages are extracts of the statutory annual accounts of Galapagos NV, prepared according to Belgian GAAP. The management report of the Board of Directors to the shareholders and the annual accounts of Galapagos NV, as well as the auditor's report, have not been filed with the National Bank of Belgium at the date of this prospectus, but will be filed within the statutory periods. These documents are available on request, from Galapagos' Investor Relations Department, and at www.glpg.com/investor/financial_reports.htm

The statutory auditor has signed a statement of unqualified approval of the statutory annual accounts of Galapagos for the year ended 2006.

GALAPAGOS NV BALANCE SHEET AT 31 DECEMBER

ASSETS

Thousands of €	2006	2005	2004
NON-CURRENT ASSETS	**70,136**	**30,735**	**2,153**
Intangible assets	111	10	41
Property Plant and Equipment	3,897	2,356	2,092
Financial Fixed Assets	66,128	28,369	20
CURRENT ASSETS	**49,390**	**24,521**	**12,125**
Inventories	185	143	98
Trade and Other Receivables	11,558	4,922	2,888
Cash and Cash Equivalents	37,679	19,456	9,139
TOTAL ASSETS	**119,559**	**55,256**	**14,278**

EQUITY AND LIABILITIES

Thousands of €	2006	2005	2004
Current liabilities	**19,677**	**5,050**	**2,958**
Trade and other payables	18,225	4,200	2,239
Obligations under finance lease	442	115	106
Payroll and tax liabilities	1,010	735	613
Non-current liabilities	**1,559**	**1,728**	**1,413**
Obligations under finance lease	1,559	1,728	1,413
LIABILITIES	**21,269**	**6,778**	**4,371**
EQUITY	**98,290**	**48,477**	**9,907**
Capital and reserves	107,856	68,980	32,369
Share premium account	38,210	14,292	
Accumulated loss	-47,776	-34,795	-22,462
TOTAL EQUITY AND LIABILITIES	**119,559**	**54,110**	**14,278**

GALAPAGOS NV STATEMENT OF PROFIT AND LOSS

Thousands of €/ as at 31 December	2006	2005	2004
Turnover	7,006	2,570	5,380
Other operating income	664	693	1,303
Operating income	**7,670**	**3,263**	**6,683**
Raw materials, consumables and goods for resale	-1,767	-945	-1,196
Services and other goods	-13,700	-10,510	-3,841
Remuneration, social security costs and pensions	-4,369	-3,593	-3,594
Depreciation of and other amounts written off	-620	-488	-1,217
Other operation charges	-99	-230	-37
Operating loss	**-12,885**	**-12,503**	**-3,202**
Investment revenues	292	335	183
Finance income/ (cost)	-391	-166	-627
Loss on ordinary activities before taxes	**-12,984**	**-12,334**	**-3,645**
Extraordinary income	3	1	4
Loss before taxes	**-12,981**	**-12,333**	**-3,643**
Taxes			
LOSS FOR THE YEAR	**-12,981**	**-12,333**	**-3,643**
Loss brought forward	-34,795	-22,462	-18,813
Loss to be carried forward	**-47,776**	**-34,795**	**-22,462**

13. DOCUMENTS ON DISPLAY

Throughout this Registration Document 2006 the following references have been made:

Historical financial information and description of financial situation of 2004 and 2005:

- The Consolidated Annual Accounts 2005 contain the notes to the consolidated financial statements of 2005. The Non-consolidated Annual Accounts 2005 contain the report of the Board of Directors with reference to the statutory accounts of 2005, and a summary of the notes to said statutory accounts.
- The statutory accounts of 2004 contain the report of the Board of Directors and the notes to the statutory accounts 2004.

This Registration Document, the Company's Articles of Association, all financial reports, letters, and other documents, historical financial information, valuations, and statements prepared by experts at the Company's request are available for review at its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium, or on the Company's website at www.glpg.com.

14. GLOSSARY

Estrogen-glucoside (E2G)	Enteric coated pill for hot flashes
IRAM	Integrin receptor antagonist to prevent metastasis
OARA	osteoclast adhesion receptor antagonist
SARM	selective androgen receptor modulator
SVDRM	selective vitamin D receptor modulator
Estrogen-glucoside-TRIM patch	7-day progestin only patch for contraception

Adenovirus — Adenoviruses are a frequent cause of acute upper respiratory tract infections, *i.e.* "colds". Symptoms of respiratory illness caused by adenovirus infection range from the common cold syndrome to pneumonia, croup, and bronchitis.

AdenoSelect — This product offers custom synthesis of siRNA or cDNA adenoviral vectors specifically requested by a customer. Through the AdenoSelect system, customers can order adenovirus for single genes, multiple genes, or even request whole cDNA libraries or gene classes to be made into corresponding siRNA or cDNA adenoviruses.

ADMET — Absorption, distribution. Metabolism, excretion and toxicity.

Alzheimer's disease — A form of dementia first described by Dr Alois Alzheimer and characterized by pathological lesions and cell death in a number of brain regions thereby producing severe intellectual deterioration in middle-aged and elderly persons.

Amino acids — Building blocks of peptides, polypeptides, and proteins. There are 20 common amino acids.

Antibody — A protein produced by the immune system to protect the body in response to the presence of a foreign substance (antigen).

Antigen — A (foreign) substance that induces an immune response by activating the body's immune system, thereby stimulating the production of antibodies.

APP — Amyloid β precursor protein.

Asthma — Asthma is a chronic inflammatory disease of the airways where attacks are characterized by airway inflammation, bronchial smooth muscle spasm and increased mucus secretion.

Assay — (I) A test to determine the effect of a specific protein in a specific biological process; or

(II) A test to determine the presence or the amount of a compound in a mixture, or the potency of a drug.

β-amyloid — Protein aggregations in the brain derived from amyloid precursor protein.

Biotechnology — The study and application of biological organisms, systems, or processes to better understand the fundamental molecular mechanism of health and disease conditions with the objective of developing products which improve the quality of life.

Breakthrough medicine	A medicine that significantly improves the treatment and management of patients with a disease by intervening in the disease process in a new or improved way over pre-existing medicines for patients with that disease.
Cell	The basic unit of living matter. All organisms are composed of cells.
cDNA	Complementary DNA. See "nucleic acid".
Chondrogenesis	The formation of cartilage.
Clinical study-phase I	The earliest trials in the development of a new treatment usually involving small numbers of healthy volunteers to determine tolerability, drug metabolism, and the safe dose range for its administration.
Clinical study-phase II	Larger trials performed in patients with the target condition in order to determine efficacy, tolerability and the most effective dose to use.
Clinical study-phase III	Very large, pivotal trials in patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment by comparing it with standard treatment and/or placebo to serve as the principle basis for regulatory approval.
Collagenolytic	Relating to or having the capacity to lyse collagen, gelatin, and other proteins containing praline.
Compound	A compound is a chemical substance formed from two or more elements.
CRO	Contract research organization.
Cytokine	A class of substances that are produced by the immune system and can affect immune response.
Dementia	An organic mental syndrome characterized by a general loss of intellectual abilities involving impairment of memory, judgment, and abstract thinking as well as changes in personality.
De novo	New.
DNA	Deoxyribonucleic acid. See "nucleic acid".
DNA probes	A short segment of DNA that is used to detect a complementary DNA sequence that may be present in a sample. The DNA sequence to be detected is usually that of an infectious agent or of human origin.
Drugable (genes)	Those gene classes that are of most value for pharmaceutical development.
Efficacy	Effectiveness for intended use.
ELISA	Enzyme-linked immunosorbent assay, a type of non-radioisotopic immunological assay for the detection of a specific antigen or antibody (*e.g.* virus, hormone), the presence or quantity of which is shown by an enzymatically catalyzed color reaction.
EMEA	European Agency for the Evaluation of Medicinal Products, the regulatory authority that controls drug development and approval in the European Union.
Enzyme	A molecule, generally a protein, facilitating or speeding up a specific biological reaction in the body.
Ex vivo	Outside of living organisms.
FDA	Food and Drug Administration, the regulatory authority that controls drug development and approval in the United States.

FLeXSelect®	An arrayed adenoviral library collection containing full-length cDNAs corresponding to genes belonging to human drugable gene families as well as the secreted protein class.
FLIPR	Fluorometric imaging plate reader.
Functional genomics	The study of the functions of individual genes.
Gene	The basic hereditary unit, a segment of nucleic acid coding for a specific protein.
Genome	All the genetic material in the chromosomes of a particular organism. Genome size is generally given as its total number of base pairs.
GLP	Good laboratory practice.
GPCR	G-protein coupled receptor.
GT418, etc.	Code name for Galapagos drug candidate.
High-throughput screening	A fully automated processes for conducting high-throughput screens of gene function and compound activity.
In situ	In place.
In vitro	Outside of the body (*e.g.* in test tubes).
In vivo	In living organisms.
***In vivo* disease model**	Proof-of-principle animal model that effectively mimics the human disease. The disease model is used to test pre-clinical product candidates for efficacy.
In-/out-licensing	Receiving/granting permission from/to another company or institution to engage in a business activity or occupation which would otherwise be unlawful.
IP	Intellectual property.
Kinase	A class of enzymes that catalyses the transfer of a phosphate group from ATP to another molecule; this protein class is generally considered small molecule tractable (drugable) by the pharmaceutical industry.
Knock-down	Reduce level of expressed mRNA resulting in a decrease of the amount of the corresponding protein in the cell, an effect similar to inactivating the protein by a small molecule drug.
Knock-in or **over-expression**	Increase level of expressed mRNA resulting in an increase of the amount of the corresponding protein in the cell, an effect similar to activating the protein by a small molecule drug.
Laboratory notebook	A hardbound book with numbered pages where lab and patent work is documented. All work in the laboratory notebook is signed by the author and co-signed by a witness.
LIMS	Library information management system.
Marker	Any substance of which the presence or level is measured for diagnostic or monitoring purposes.
MSKCC	The Memorial Sloan-Kettering Cancer Center.
Mechanism of action	An identification of the specific molecular targets to which a pharmacologically active substance binds or whose biochemical action it influences.

Mutagenicity	The capacity to cause permanent alteration in the genetic material of cells.
NDA	New drug application.
Nutraceutical	Any substance that is a food or a part of a food and provides medical or health benefits, including the prevention and treatment of disease.
NSAID	Non-steroidal anti-inflammatory drug.
Nucleic acid	DNA (deoxyribonucleic acid) or RNA (ribonucleic acid), molecules carrying the heredity information of most living organisms.
Oligonucleotide	Sequence of a few to many hundreds of nucleotides, linked with each other.
Osteoarthritis	Degenerative joint disease where the normal cartilage lining is gradually worn away, exposing the underlying bone and causing chronic pain.
Osteoblast	A cell from which bone develops.
Osteoporosis	Disorder characterized by a loss in bone mass that leads to decreased bone strength and an increased risk of fracture.
Pathogenesis	The manner in which a disease develops.
Peptide	A molecule composed of amino acids. Larger peptides are generally referred to as polypeptides.
PER.C6®	The PER.C6 cell line and related technology is a system developed by Crucell that allows the construction of adenoviruses that are replication incompetent. The resulting viruses can be used to infect human cells, cell lines, or in animal model studies.
PhenoSelect	An adenoviral cDNA library containing over 120,000 cDNA sequences derived from normalized placental tissue cDNA library. Sequence sampling indicates that over 25% of this collection contains full-length cDNAs.
Phenotype	The observable physical or biochemical characteristics of an organism, as determined by both genetic makeup and environmental influences.
Pre-clinical study	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of *in vitro* and *in vivo* screening, pharmaco kinetics, toxicology, and chemical upscaling.
Protein	A molecule produced by cells, composed of a long chain of amino acids.
QSAR	Quantitative structure activity relationship.
Registration	Obtaining the authorization or license to market a product from a regulatory authority (*e.g.* FDA in the United States, EMEA in Europe).
Rheumatoid arthritis	A chronic, systemic inflammatory disease usually causing synovial inflammation at peripheral joints leading to cartilage destruction, bone erosion and joint re-modeling.
Receptor	A protein, often residing in a cell membrane, that recognizes and binds specific molecules and, in doing so, elicits a biological response.
RNA	Ribonucleic acid. See "nucleic acid".
RNAi	RNA interference. A tool to reduce the expression of specific proteins.
ShRNA	Short hairpin RNA.
SiRNA	Small interfering RNA.

SilenceSelect® An arrayed adenoviral collection of knock-down sequences targeting over 4,000 human genes belonging to drugable gene families.

Synoviocytes Specialized cells in human joints.

Target Protein that is the focus of drug discovery.

TNF Tumor necrosis factor. A cytokine produced by cells of the immune system.

Transcript Specific messenger RNA transcribed from a gene that codes for a single protein; from a single gene multiple mRNAs can be transcribed (multiple transcripts) each leading to different proteins.

Virus A non-cellular biological entity that can reproduce only within a host cell. Viruses consist of nucleic acid covered by protein coats. Once inside the infected cell, the virus uses the synthetic capability of the host to reproduce itself.

Galapagos Transaction Note

For admission to trading of a maximum number of 7,025,863 shares

TABLE OF CONTENTS

1. RISK FACTORS

Prior to making an investment decision, potential investors should evaluate the risk factors described in the Registration Document 2006, which is issued on the same date hereof. The Registration Document 2006 constitutes, together with this Transaction Note and the Summary, the Prospectus for the listing of the new Galapagos shares which have been, or may still be, issued in connection with the acquisition of Inpharmatica, the private placement of an amount of €31 million and the acquisition of ProSkelia. Further capital increases in relation to this transaction will be made known via addenda to this Prospectus in which the exact number of newly issued shares will be indicated.

Each risk described in the Registration Document 2006 can have a negative impact on the Company, its operations, prospects, financial results and condition, which may have a negative impact on the share price of the Company. Investors may lose all or part of their investments as a result. Furthermore, the risks described are not the only risks the Company faces; there may be risks unknown to the Company at this time which could have a negative impact on Galapagos and its activities.

The Galapagos Group operates in a quickly changing playing field, which leads to a number of risks beyond control of management. The risks include and are not limited to:

- Galapagos will need additional capital in the future to sufficiently fund its operations and research.
- There is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates.
- Galapagos might not be able to commercialise its drug candidates successfully if problems arise in the testing and approval process.
- If the relevant regulatory authorities do not approve products developed using Galapagos' technologies, Galapagos or its licensees will not be able to commercialise them, and it may not receive any royalty or other revenues.
- Galapagos' success is dependent on intellectual property rights held by it and third parties and its interest in such rights is complex and uncertain.
- The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future.
- The market price of Galapagos' shares may be subject to wide fluctuations in response to many factors.

2. GENERAL INFORMATION

2.1 Message to investors

Transaction Note in relation to the acquisition of Inpharmatica, the private placement of 22 December 2006 and the acquisition of ProSkelia (together herein also referred to as "the Transactions")

This Transaction Note should be read together with Galapagos' Registration Document 2006, which refers to Galapagos' financial year 2006. In the context of the Prospectus procedure, this Transaction Note and the Summary need to be attached to the Registration Document 2006. The Registration Document 2006, together with the Transaction Note and the Summary, constitute the Prospectus for the admission to listing of the new Galapagos shares that have been created (or still may be created) in connection with the Transactions. Further capital increases in relation to this transaction will be made known via addenda to this Prospectus in which the exact number of newly issued shares will be indicated.

On 20 March 2007 the BFIC approved this Transaction Note in accordance with article 23 of the law of 16 June 2006 regarding the public offering of securities and the admission of securities to trading on a regulated market and has provided the AFM, the competent authorities for the purposes of the Prospectus Directive of the Netherlands, with a Certificate of Approval in respect of the Prospectus. The BFIC has approved the English version of this Transaction Note. The approval of BFIC does not imply any judgment on the merits or the quality of this operation nor of the securities of Galapagos.

The nominated advisor (NOMAD) for Galapagos on the AIM is ING Bank, N.V., London Branch. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the official list of the United Kingdom Listing Authority.

A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.

Each AIM company is required pursuant to the AIM Rules for Companies to have a nominated adviser. The nominated adviser is required to make a declaration to the London Stock Exchange on admission in the form set out in Schedule Two to the AIM Rules for Nominated Advisors.

London Stock Exchange plc has not itself examined or approved the contents of this document.

2.2 Language of the Transaction Note

In accordance with article 31 of the Belgian Law of 16 June 2006, this Transaction Note is available in English and Dutch. The English version and the Dutch version have equal evidential value. Mr. Onno van de Stolpe assumes the responsibility for the translation of the English version of this Transaction Note into Dutch.

2.3 Availability of the Transaction Note

Hard copies of the Transaction Note are available to the public free of charge upon simple request to:

Galapagos NV
Attention: Investor Relations
Generaal De Wittelaan L11/A3
2800 Mechelen, Belgium
Phone: +32 15 342 900
Fax: +32 15 342 901

E-mail: ir@glpg.com

An electronic version of the Transaction Note is available on the Galapagos web site (http://www.glpg.com).

2.4 Forward-looking statements

This Transaction Note contains forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "continue," and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which might cause the actual results, financial condition, performance, or achievements of Galapagos to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the public is cautioned not to place any undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Transaction Note. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this Transaction Note to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based, unless such statement is required pursuant to applicable laws and regulations.

2.5 Responsibility for this Transaction Note

The Board of Directors of Galapagos, represented by all its members referred to in the Registration Document 2006, chapter called "Board of Directors," assumes the responsibility for the contents of this Transaction Note. The Board of Directors declares that, having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

2.6 Restrictions on the private placement of 22 December 2006

The private placement of 22 December 2006 was offered only to professional institutional investors in Europe and the United States.

2.7 Other notices

No representation

No dealer, sales person or other person has been authorized to give any information or to make any representation in connection with Galapagos that is not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized or acknowledged by Galapagos. Statements made in this Prospectus are valid on the date set forth on the cover page of this Prospectus. The delivery of this Prospectus will not imply under any circumstance that there have been no changes in the affairs or financial situation of Galapagos since the date of this Prospectus, or that material information contained in this document is correct after the date of this Prospectus.

Decision to invest

In making an investment decision regarding the shares of Galapagos, potential investors must rely on their own examination of Galapagos, including the risks and merits described in this Prospectus. Any summary or description of legal provisions, corporate structuring or contractual relationships set forth in this Prospectus is for information purposes only and should not be construed as legal or tax advice as to the interpretation or enforceability of such provisions or relationships. In case of any doubt relating to the contents or the meaning of the information contained in this document, prospective investors should consult an authorized or professional person specialized in advice on the acquisition of financial securities. The shares have not been recommended by any national, federal or state securities commission or regulatory authority in Belgium or elsewhere.

Certain restrictions on the distribution of this Prospectus

The distribution of this Prospectus may be restricted by law in certain jurisdictions outside Belgium and the Netherlands. Galapagos does not represent that this Prospectus may be lawfully distributed in jurisdictions outside Belgium and the Netherlands. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Galapagos.

Industry data, market share, ranking and other data

Unless indicated otherwise in this Prospectus, industry data, market share data, ranking and other data contained in this Prospectus are based on independent industry publications, on reports by market research firms and on other independent sources or on Galapagos' management's own estimates, believed by management to be reasonable. The information provided by third parties has been accurately reproduced in the Prospectus and, as far as Galapagos is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Galapagos has not independently verified this information.

Furthermore, market information is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market information. As a result, prospective investors should be aware that Galapagos cannot guarantee that industry data, market share, ranking and other similar data in this Prospectus, and estimates and beliefs based on such data, are correct.

Rounding of financial and statistical information

Certain financial and statistical information in this Prospectus have been subject to rounding adjustments and to currency conversion adjustments. Accordingly, the sum of certain data may not be equal to the expressed total.

3. REASONS FOR THE ISSUES AND USE OF PROCEEDS

The issues of shares are being made in connection with the acquisition of the shares of Inpharmatica Ltd a privately held company located in the United Kingdom, the acquisition of the shares of ProSkelia SASU located in France, and the equity financing that occurred simultaneously with the acquisition of ProSkelia SASU.

3.1 Inpharmatica acquisition

Inpharmatica business description

Inpharmatica is active in the development and application of genome-scale database products and laboratory services for drug discovery research. The company's predictive technologies for drug discovery are largely complementary to Galapagos' expertise, and as such will bolster the Group's position in this field by improving the Group's ability to select and validate targets and compounds based on predictive models and expertise. The acquired technologies include ADMET services (Admensa), a novel approach to prioritize chemical compounds in drug screening, as well as chemo-informatics database products (Chematica) to select the best targets for drugability. Both product lines have already been widely adopted by the pharmaceutical industry. Major new customers brought by Inpharmatica to the Galapagos group include Pfizer and Schering.

The company offers a full set of predictive capabilities, database products and consultancy services to accelerate the drug discovery process and enable creation of high quality candidate molecules. Inpharmatica has exploited its technology platform in strategic collaborations with partners, particularly in its ongoing collaboration with Europe's leading biotechnology company, Serono.

The Serono collaboration is aimed at mining the human genome for novel secreted proteins. Inpharmatica has delivered more than 250 putative novel secreted proteins to Serono. The Group remains eligible to receive development milestone payments through this collaboration. These payments will arise as the programs progress through later milestones, with further success payments and royalties achievable on product commercialization.

Inpharmatica's core services include:

- Intrinsic target drugability assessment, utilizing proprietary, empirically-derived rule sets of drugability that facilitate the selection of targets and projects to advance to screening and lead optimization
- The identification of the most appropriate drug-like chemistry starting points, libraries and design ideas. This includes rescue of otherwise promising chemical series that have shortcomings in some property areas
- Drug and compound reprofiling (finding alternative targets and indications for existing drugs and candidates)
- Complete ADME consultancy services
- Rapid screening of a wide set of *in vitro* assays
- Expert extraction and analysis of relevant proteome annotation information.

Inpharmatica's core products include:

- Chematica, which enables effective selection of the best biological targets and the most appropriate drug-like chemistry starting points for advancement
- Admensa, which enables the highly efficient selection of chemical compounds with the optimal balance of ADMET properties.

There are patents filed on various aspects of Inpharmatica's core technologies.

Key competitors for Admensa include: Cyprotex, Cerep, BioDynamics, Bio-Rad, Pharma-Algorithms, and Accelrys. Key competitors for Chematica include: in-house researchers at major pharma companies, Aureus Pharma, GVKBio, Jubilant, and Sunset Molecular.

Inpharmatica's approach has built a list of pharma/biotech customers including Pfizer, GSK, Serono, Novartis, Tibotec, Eli Lilly, Schering AG, Procter & Gamble, Daiichi, Genentech, OSI, Taisho, Chugai, Shionogi, Hokkaido, Riken, Avidex (a division of Medigene), Vernalis, Ark, Trigen, Xention and Apath.

Core skills of the workforce in London and the Cambridge Science Park include:

- Management and computational manipulation of very large data sets
- Data analysis and trend derivation
- Protein 3D homology modeling and structural bioinformatics
- *In silico* ADMET model building and model execution
- Curation of chemogenomic data and chemoinformatics analysis and insight
- Application of chemogenomic databases and predictive ADMET to drug discovery.

The Inpharmatica business has become part of BioFocus DPI, Galapagos' drug discovery services business. BioFocus DPI has assumed the commercial and scientific management of Inpharmatica, including the execution of all current contracts of Inpharmatica. BioFocus DPI has retained 24 employees of Inpharmatica, and six people were made redundant. The Inpharmatica CEO stepped down as per 31 December 2006; the CFO assisted in handover until 31 March 2007.

PPAR delta program

As part of the Inpharmatica acquisition, Galapagos retained certain downstream rights pertaining to Inpharmatica's PPAR-delta program licensed to Hillcrest Therapeutics for further development and commercialization by Paramount BioSciences. Galapagos has no further involvement in the execution of the program.

PPAR-delta is the acronym for Peroxisome Proliferator Activated Receptor, a nuclear receptor, which responds to fatty acid ligands. As such, it is a key regulator of the body's response and control of metabolism. It is considered a valuable target for drug discovery in diabetes and obesity. Inpharmatica's PPAR-delta program is based on the identification of proprietary compounds against the target PPAR-delta, and the advancement of the resulting lead series to the stage of selection of a candidate drug. The compounds have been claimed in a range of international patent applications filed by Inpharmatica.

In December 2006 Inpharmatica signed an exclusive license agreement with Hillcrest Therapeutics Inc., a firm based in San Diego, California, for Inpharmatica's PPAR-delta drug candidate program addressing diabetes and obesity. Hillcrest Therapeutics licensed the program exclusively and will be completing further development, testing, and commercialization of this program. Total contract value for Galapagos amounts to €770,000 in license fees, up to €27 million in future milestones payable in cash, plus undisclosed milestone payable in equity, and single-digit royalties on commercial products arising from the program.

Strategic rationale for Inpharmatica acquisition

Galapagos acquired Inpharmatica as part of its strategy to build a worldwide leader in drug discovery services, ranging from target discovery all the way through to the delivery of pre-clinical candidate drugs.

Galapagos has integrated Inpharmatica into its service division BioFocus DPI. Galapagos will also employ this acquired capability in its own drug discovery programs in bone and joint diseases, where it aims to bring its own candidate drugs into the clinic.

The acquisition of Inpharmatica fits within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery collaborations, as it strengthens the company's breadth of technologies and services.

The predictive drug discovery capabilities acquired are expected to accelerate Galapagos' own R&D pipeline by enabling prioritization of its validated targets and the chemical lead compounds in the process of drug development.

3.2 Private placement on 22 December 2006

In conjunction with the transaction by which Galapagos acquired ProSkelia SASU, Galapagos has raised on 22 December 2006 an additional €31 million in funding through a private placement of new shares with institutional investors in the US and Europe. The proceeds of the offering will be used to secure the funding of the further development of the enhanced portfolio in bone and joint diseases through to clinical testing.

In the US, the offering was targeted only to accredited investors within the meaning of Rule 501(a) of Regulation D promulgated under the U.S. Securities Act of 1933, as amended from time to time (the "1933 Act"). The new shares have not been registered and will not be registered under the 1933 Act and constitute restricted securities within the meaning of Rule 144 under the 1933 Act.

3.3 ProSkelia acquisition

ProSkelia business description - Introduction

ProSkelia SASU, based in Romainville near Paris, France, is a research and development unit focused on bone diseases and bone related disorders. ProSkelia has a broad and deep product pipeline of early and late stage development candidates and a discovery engine to ensure the sustainability of the business into the future. In addition, ProSkelia obtained endorsement of its technologies and expertise through collaborations with Novartis and Amgen. Furthermore, the value of the activities carried out within ProSkelia is protected through a broad intellectual property estate covering areas of significant pharma interest. Finally, ProSkelia has state of the art research facilities and equipment to facilitate the ongoing discovery and development of new therapeutics.

ProSkelia was formed as a spin-out of the Bone Disease Unit of Aventis in 2002. The spin-out was funded by the largest single VC healthcare investment in 2002, amounting to €60 million from Warburg Pincus. In August 2004, ProSkelia was acquired by Strakan Group Limited to form the ProStrakan Group, which listed on the LSE in London in June 2005.

ProSkelia derives revenues, through research funding and program payments, and it secured rights to downstream milestones and royalties.

As of 31 December 2006 ProSkelia had 68 employees, of which 25 held PhD/PharmD qualifications. The vast majority of the ProSkelia scientists have a background in the pharmaceutical and biotechnology industries, with approximately 50% having direct big pharma input into drug discovery and development programs at Aventis.

ProSkelia's target areas

The acquired research portfolio comprises a number of products and projects at the pre-clinical and earlier stages of development. The pre-clinical portfolio includes the discovery of novel compounds for the prevention and treatment of osteoporosis, for the treatment of cachexia and for the treatment of various cancers, particularly metastatic bone cancer.

The ProSkelia osteoporosis programs target this growing, multi-billion dollar market[1], with lead and back-up molecules demonstrating active, selective profiles with utility to function as part of a multi-therapeutic strategy. Additional programs extend the reach of these compounds into areas of growing unmet medical need, including cancer, metastasis and cachexia.

In addition to the acquired proprietary and partnered ProSkelia R&D programs, the acquisition includes an option to license a conjugated oestradiol glucoside product candidate indicated for the treatment of menopausal symptoms, which has successfully completed a Phase IIa trial.

The following table identifies the key programs included in the transaction:

Program	Indication	Mode of action/ target
SARM	Osteoporosis	Selective androgen receptor modulator
SARM	Cachexia	Selective androgen receptor modulator
OARA	Osteoporosis	Osteoclast adhesion receptor antagonist
IRAM	Bone metastasis	Integrin receptor agonist
SVDRM	Osteoporosis	Selective Vitamin D3 receptor modulator
Wnt/LRP5 modulators	Osteoporosis	Small molecules disrupting Wnt/LRP5 signaling pathway
Calcilytic	Osteoporosis	Calcium sensing receptor
Novartis collaboration	Various	Antibodies disrupting signaling pathways
Amgen collaboration	Renal disease	N/A

Metabolic bone disease

Osteoporosis is a skeletal disease that results from an imbalance between cells that remove bone, the osteoclasts, and those cells that make new bone, the osteoblasts. This results in a net loss of bone, leading to a decrease in bone mass and density, structural deterioration and subsequent fracture. It is the consequences of osteoporosis rather than the underlying disease that the patient suffers from most: bone pain, risk of fractures and a decreased quality of life.

Osteoporosis can affect both men and women at any age. However, osteoporosis is most prevalent in postmenopausal women. The decrease in oestrogen levels post menopause leads to increased bone turnover and subsequent bone loss. Fractures tend to occur at the hip, the spine or wrist. Osteoporosis also occurs in older men, as a result of hormone changes – male osteoporosis tends to develop slowly following the decline in testosterone levels that occurs during ageing. Osteoporosis is also a common side effect of medicines that lower testosterone levels in order to combat prostate cancer.

As osteoporosis is an age-associated condition, the incidence of osteoporosis increases with the rising age of the populations. Managing osteoporosis to prevent fractures therefore has considerable health economic benefits. For a more complete description of the Osteoporosis market, please refer to the Osteoporosis market overview in the chapter called "Activities of Galapagos" of the Registration Document 2006.

ProSkelia has invested a significant amount of time and effort into the understanding of osteoporosis and the identification of novel targets and potential drug candidates. ProSkelia has programs covering anti-resorptives as well as anabolic agents.

Cancer and related areas

Bone metastasis

Bone metastases will occur in up to 80% of patients with metastatic breast or prostate cancer in their lifetime. The metastases may occur at multiple sites including spine, ribs, pelvis and the proximal long bones. Depending upon the extent of the disease and the site of metastasis, patients may be

[1] Based on information published by the National Osteoporosis Foundation, www.nof.org and scrip reports, Osteoporosis management: An Analysis of market dynamics and future treatments, May 2003

asymptomatic, may develop hypercalcaemia, or may experience chronic, debilitating pain with a significant compromise to quality of life. In advanced cases, complications such as spinal cord compression or bone fractures can result in permanent disabilities.

The management of bone metastasis is multifaceted. The metastatic tumors themselves need to be treated, as do the complications that arise from their presence in the skeleton. Finally the bone pain associated with tumors must be managed to improve quality of life. A number of approaches are employed to try to combat the tumors directly, including surgery, targeted external beam radiotherapy or chemotherapeutics. The choice of therapy or therapies will depend upon the individual and the stage or number of bone metastases.

Most debilitating to the patient are the effects that bone metastases have on the skeleton, including the systemic consequences of hypercalcaemia, local bone pain and compression fracture. The market for the management of the skeletal complications of metastases is monopolized by bisphosphonates that, although effective in shutting down the bone turnover, have minimal clinical effect on the tumors themselves. Moreover, biphosphonates have some severe side effects.

ProSkelia has a program based on anti-integrins for the treatment and/or prevention of tumor metastases in bone. These anti-integrins originate from the same family of molecules as the OARAs (see above). Additionally, ProSkelia has entered into an exclusive collaboration with Novartis to produce antibodies against an emerging target in the oncology field that may have utility in combating bone metastasis.

Cachexia

Cancer cachexia is a debilitating and life threatening disease, present in about 50% of cancer patients. The clinical features of it are progressive weight loss (caused by a loss in muscle mass), anorexia, and metabolic alterations. Cancer cachexia is present in most terminally ill cancer patients, accounting for about 20% of all cancer deaths. As a consequence of this, cancer cachexia has long been considered a very late event in the history of cancer patients, with clinicians to include its treatment among terminal care. However, more recent findings on cachexia have led to a modification of this misconception. Indeed, 60% of lung cancer patients upon diagnosis have already experienced some degree of weight loss, whilst several of the causes believed to be responsible for the phenotypic features of cachexia are already present upon first cancer diagnosis, even in the absence of significant body weight loss.

There are currently no practice guidelines for the treatment of cancer cachexia. The key to cachexia therapy is to increase lean body mass and restore adequate functional status. Therapeutically, muscle anabolism can be stimulated with anabolic androgenic steroids. Positive effects of androgens such as nandrolone have been shown in clinical trial in HIV-infected cachexia patients. Clinical trials to support anabolic steroid use in cancer cachexia have not been performed. Despite this, off label use of anabolic steroids remains the only real therapy choice for cancer cachexia. Depending upon which anabolic steroid is used there are complications associated with use, including liver impairment and increased cardiovascular risk.

Lead molecules in ProSkelia's SARM program are being investigated for utility in cancer cachexia and have to date demonstrated encouraging activity and selectivity profiles.

Partners

ProSkelia has three partnerships:

Partner	Signed	Program	Disease areas
Novartis	2006	Antibodies targeting signalling pathway	Various
Amgen	2006	N/A	Renal disease
BioXell	2003	Selective vitamin D3 receptor agonist	Osteoporosis and secondary hyperparathyroidism

ProSkelia facilities and skill sets
ProSkelia operates state-of-the-art laboratories in Romainville, near Paris. This modern, recently refurbished facility is located on an industrial development park and occupies approximately 7,800m^2 of floor space. The team at ProSkelia has the full complement of pharmaceutical skill sets necessary to identify small molecules with the desired product characteristics. Lead candidates are progressed through pre-clinical into clinical development. Development activities are conducted in compliance with appropriate Good Practice standards.

Key skill sets offered by ProSkelia are

Biological	Chemical
Target identification	Structural analysis/crystallography
Genomic profiling	Medicinal chemistry
Robotic control high through-put screening	Chemical analysis / mass spectrometry
In vitro validation / cell biology	Compound/database management
In vivo pharmacology / transgenics	
Recombinant protein production	
Bone histology	

Drug discovery activity is supported by a proprietary medicinal compound library, as well as a non-exclusive license to access the Aventis compound library in specific disease areas until 30 June 2007.

Strategic rationale for the ProSkelia acquisition
ProSkelia is a strong player in bone disease. The acquisition will expand Galapagos' portfolio with more shots on goal and increase chances of success. Furthermore, it will strengthen the company's bone & joint programs, provide *in vivo* pharmacology, pre-clinical development, and enhance Galapagos' position for a turn-key alliance in osteoporosis. The private placement of €31 M will be used to progress the enhanced portfolio in bone & joint diseases through to clinical testing.

The capabilities acquired in pre-clinical development and *in vivo* pharmacology will benefit Galapagos' current drug discovery programs. As a consequence, Galapagos expects immediate cost savings because of reduced outsourcing needs for Galapagos drug development, and through operational synergies.

The acquisition of ProSkelia also fits very well within Galapagos' strategy to partner with pharmaceutical and biotechnology companies in turn-key drug discovery alliances, as it further strengthens the company's portfolio of drug candidates.

4. KEY INFORMATION

4.1 Working capital statement

The working capital of Galapagos on 31 December 2006 amounted to €43.7 million, which consists of €51.5 million in cash and €7.8 million of outstanding finance lease liabilities.

The directors of Galapagos believe that, in their opinion, having made due and careful enquiry, the working capital available to it and its group will be sufficient for its present requirements, that is for at least twelve months from the date of admission of its securities.

4.2 Capitalization and indebtedness

The table below shows capitalization and indebtedness of the Company as of 31 December 2006:

Thousands of €	**2006**
TOTAL EQUITY	**109,542**
Share capital	104,396
Share premium account	44,170
Translation differences	9
Accumulated losses	-39,034
TOTAL LIABILITIES	**58,104**
NON-CURRENT LIABILITIES	**28,826**
Pension liabilities	905
Provisions	22,089
Deferred tax liabilities	594
Finance lease liabilities	4,595
Other non-current liabilities	643
CURRENT LIABILITIES	**29,278**
Provisions	556
Financial lease liabilities	3,172
Other financial liabilities	
Trade and other payables	25,431
Current income tax payable	119
TOTAL LIABILITIES AND EQUITY	**167,646**

4.3 No significant change statement

There has been no significant change in the financial or trading position of Galapagos since 31 December 2006 (the date to which the latest published audited accounts of Galapagos were prepared).

4.4 Interests of natural persons

In connection with the acquisition of Inpharmatica Ltd by Galapagos in December 2006: among the shareholders of Inpharmatica were a number of venture capital investment funds belonging to the Advent Venture Partners group (London, UK). As Dr. Parekh was a General Partner with a venture capitalist organization that was a minority shareholder of Inpharmatica Limited, Dr. Parekh has not participated in the deliberations and votes that took place in the Board in connection with the acquisition of Inpharmatica, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: The Company acquired Inpharmatica in the context of its strategy to build a worldwide leading position in drug discovery services; the acquisition will contribute to the Company's

capability to enter into turn-key drug discovery alliances with pharmaceutical and biotechnology companies, as well as to support its own internal drug discovery pipeline. The Company will, based on a share price of €8.82 (the 30 day average of the Company's share closing price up to 5 December 2006) issue a maximum of 2,165,582 new shares, i.e. a maximum capital increase with €19,099,992.24 (including issuance premium). The exact number of shares to be issued and allotted to Inpharmatica shareholders will depend on the achievement of certain conditions (including the cash balance of Inpharmatica) agreed upon in the acquisition agreement. The shares will be issued in three tranches. A first tranche of 623,582 shares has been issued and allotted on 8 December and 21 December 2006; the next two tranches are expected to be issued and allotted in April and May 2007.

In connection with the acquisition of ProSkelia SASU by Galapagos in December 2006: As Dr Wilson Totten, a member of the Board of Galapagos, was also CEO of ProStrakan Group plc, the ultimate parent company of ProSkelia SASU, Dr. Totten did at no point in time participate in the Board's deliberations and votes relating to this acquisition project, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: With its programs in rheumatoid arthritis, its GSK alliance in osteoarthritis, and the acquisition of the ProSkelia programs, the Company is becoming a leader in the discovery and development of small molecule drugs to treat bone and joint diseases. With the license ProStrakan's E2G program, the Company will be able to execute a phase IIb trial and build the necessary infrastructure to progress its other products into and through clinical testing. Additionally, the Company expands its collaborations with leading pharma and biotech companies, while operating a fast growing business unit in drug discovery services. The acquisition price of ProSkelia comprises €12.5 million (including issuance premium) in newly issued Galapagos shares (1,396,648 shares) on the basis of €8.95 per share (the average Galapagos share price over the last thirty days prior to 22 December 2006 as quoted on Euronext Amsterdam). This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that the Company will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. As part of the acquisition ProStrakan obtained a right of first refusal on the cachexia program, should the Company decide to partner or out-license this.

5. INFORMATION CONCERNING THE SHARES TO BE ADMITTED TO TRADING

Number of shares for which admission to trading is sought

With this Transaction Note admission to trading is sought for a maximum number of 7,025,863 shares. This number includes the 4,860,331 shares already issued in connection with the placement of 22 December 2006 and the ProSkelia transaction of the same date, as well as the maximum number of 2,165,532 shares that may be issued in connection with the Inpharmatica transaction of 5 December 2006 (of which at the date of the Transaction Note already 623,582 shares have been issued). More details are given in the, sections here below. Further capital increases in relation to this transaction will be made known via addenda to this Prospectus in which the exact number of newly issued shares will be indicated.

5.1 Description of the shares

All shares issued as a result of any of the Transactions are capital shares with no nominal value, each share representing one 19,851,330th of the corporate capital. The ISIN Code of the Galapagos shares is BE 0003818359. The securities have been created under Belgian law. All Galapagos shares are of the same class. Until the expiration date of the lock-up agreement, the shares will be in registered form; thereafter the shareholders who have received shares as a result of any of the Transactions have the right to convert the shares they hold into bearer shares (on securities account).

5.2 Description of the rights attached to the shares

All Galapagos shares are of the same type and belong to the same class. Consequently, the rights attached to all shares are identical. Therefore, reference is made to Galapagos' Registration Document 2006 for information relating to the following rights attached to the shares (which information is incorporated by reference in this Transaction Note):

Right attached to the shares	In the Registration Document 2006
(a) Entitlement to dividends	p. 58
(b) Voting rights	p. 55
(c) Pre-emption rights	p. 56
(d) Profit sharing	p. 56
(e) Liquidation	p. 56
(f) Redemption and conversion provisions	p. 56

5.3 Other information regarding the shares

All the capital increases and share issues in connection with the Transactions were resolved by the Board of Directors, in meetings before Notary with all Directors present or represented and with unanimous vote, under the authorization granted to it by Galapagos Shareholders' meeting of 6 January 2006 ("authorized capital"). This authorization is described in detail in Galapagos' Articles of Association and is reproduced in full in the Registration Document 2006, in the chapter called Authorized Capital. The capital increases and share issues in connection with the Transactions were resolved by the Board of Directors as follows:

- in its meeting of 8 December 2006, the Board resolved to increase the capital of the company by issuing a maximum of 2,165,532 new Galapagos shares under the suspending condition of: (i) the contribution in kind to Galapagos capital of all 41,487,248 "C" Preference shares of Inpharmatica Limited, (ii) the establishment of the absence of any contributors' indemnity, (iii) the establishment of the amount of net free cash available in Inpharmatica per 31 December 2006, and (iv) the realization of all milestones agreed upon between Galapagos and the parties contributing Inpharmatica "C" Preference shares; in the same meeting the Board established that 31,033,843 "C" Preference shares had been contributed and therefore resolved to issue a total of 466,440 Galapagos shares as

consideration for the contributing Inpharmatica shareholders. By Notary deed of 21 December 2006, it was established on behalf of the Board that the remaining 10,453,405 Inpharmatica "C" Preference shares had been further contributed and therefore resolved to issue a total of 157,142 Galapagos shares as consideration for these further contributing Inpharmatica shareholders. In accordance with the agreement between Galapagos and the parties contributing Inpharmatica "C" Preference shares, further issues of Galapagos shares out of the total number created on 8 December 2006 may take place on 6 April 2007 and on 7 may 2007, depending on the degree to which the aforementioned suspending conditions will have been met. In connection with this capital increase resulting from a contribution in kind to the capital of the company, the Board had established a Special Report per article 602 of the Belgian Company Code ("BCC"), dated 8 December 2006. This Special Report is available on the Galapagos website (in Dutch only).

- in its meeting of 22 December 2006, the Board resolved to increase with immediate effect the capital of the company, with cancellation of the preferential subscription rights of existing shareholders, by issuing 3,463,683 new Galapagos shares at an issue price of €8.95 per share, in the context of a private placement of new Galapagos shares with certain European and U.S. qualified institutional investors who had secured an aggregate payment of €31,000,000 in consideration for such shares. In connection with the cancellation of the preferential subscription rights of the existing shareholders, the Board had established a Special Report per article 596 and article 598 of the BCC, dated 22 December 2006. This Special Report is available on the Galapagos website (in Dutch only). This capital increase was made in conjunction with the transaction by which Galapagos acquired ProSkelia SASU, and the proceeds of the offering will be used to secure the funding of the further development of the enhanced portfolio in bone and joint diseases through to clinical testing;

- also in its meeting of 22 December 2006, the Board resolved to increase with immediate effect the capital of the company by issuing 1,396,648 new Galapagos shares to ProSkelia B.V., an affiliate of ProStrakan Group plc and the owner of all shares of ProSkelia SASU, in consideration for the contribution in kind to Galapagos' share capital of all outstanding shares of ProSkelia SASU. In connection with this capital increase resulting from a contribution in kind to the capital of the company, the Board had established a Special Report per article 602 of the BCC, dated 8 December 2006. This Special Report is available on the Galapagos website (in Dutch only).

The Galapagos shares acquired (and possibly further to be acquired) by the former Inpharmatica shareholders as a result of the Galapagos capital increase of 8 December 2006 are subject to a lock-up until 10 May 2007.

The Galapagos shares acquired by ProSkelia BV as a result of the Galapagos capital increase of 22 December 2007 are subject to a lock-up until 22 December 2007, provided, however, that ProSkelia BV shall not be prohibited during the lock-up period to transfer said shares, *i.a.*: (i) in the context of accepting an offer made for the entire share capital of Galapagos or a controlling fraction thereof, or (ii) in order to use the proceeds of such transfer to meet certain defined indemnification obligations relating to the contribution of the entire share capital of ProSkelia SASU to the capital of Galapagos.

There are several provisions under Belgian law which may apply to the Company and which may make an unfriendly offer, merger or other change in control of the Company more difficult. Public takeover bids on all the outstanding voting securities issued by the Company (including securities which give right to the subscription, acquisition or conversion of such securities) are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may take measures and urge any responsible person to comply with the relevant regulation, to end the established irregularity or to cancel its effect. It may prohibit the responsible person to use the rights or advantages arising from this irregularity. The BFIC will notify this decision to the responsible person in the most appropriate way, as from which it will be enforceable. The BFIC may also publish its decision, impose a penalty payment per day or per breach, and impose administrative fines. In the event that an individual or a company intends to acquire 30% or

more of the outstanding share capital of the Company through one or several transactions relating to the shares, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for shares during the 12 months preceding the acquisition of control of the Company. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price. The measures and provisions relating to acquisition of own shares, authorized capital and the aforementioned supervision of the BFIC may have the effect of substantially discouraging a takeover bid by a third party.

During Galapagos' financial year ended on 31 December 2006 and during Galapagos' current financial year started on 1 January 2007, there have not been any public takeover bids by third parties in respect of Galapagos' equity.

6. TAXATION

6.1 In The Netherlands

General

This section describes the fiscal consequences of acquiring, owning and transferring shares for shareholders that are individuals or legal entities who are (deemed) Dutch residents or, in the case of individuals, who have elected to be treated as residents.

Galapagos strongly recommends that any potential investor consult a tax expert for the fiscal consequences of acquiring, owning and transferring the shares. This section describes the main Dutch tax aspects of the acquisition, ownership and transfer of the shares and it does not deal with any other tax issues.

The description below (including the rates and other figures) is based on the Dutch tax law applicable on the date of this Prospectus. Potential investors should note particularly that tax law is subject to change, sometimes retroactively, which could render this description inaccurate.

For the purpose of this section it is assumed that Galapagos is subject to income tax in Belgium and is a resident of Belgium for Belgian and Netherlands tax purposes.

Dividend withholding tax

No Netherlands withholding tax is due upon payments on the shares.

Taxation on income and capital gains

Individuals resident in the Netherlands

Income from the shares will be subject to taxation as "income from work and a dwelling" ("Box I"), "income from a substantial interest" ("Box II") or "taxable income from savings and investment" ("Box III").

Dutch resident taxpayers can generally credit the (by tax treaty reduced) Belgian dividend withholding tax due upon payment on the shares against Dutch income tax due.

Box I

Income and capital gains derived from the shares are taxable in Box I at progressive rates up to 52% if they form part of the "profit from an enterprise" of the shareholder or part of the "taxable result from miscellaneous activities" (as defined in the Income Tax Act 2001 (*Wet inkomstenbelasting 2001*)). The income and capital gains from the shares qualify as profit from an enterprise if the shares are attributable to the assets of an enterprise from which the shareholder derives profits as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder.

Box II

If income and capital gains derived from the shares are not subject to taxation in Box I, and if the shareholder has a "substantial interest" in Galapagos, then such income and capital gains are taxable at a rate of 25%. A shareholder has a "substantial interest" in Galapagos if such holder, alone or together with his partner has, or if certain relatives of the shareholder or his partner have, directly or indirectly:

- The ownership of, or certain rights over, any class of shares representing at least 5% of the Galapagos' issued and outstanding share capital;
- Rights to directly or indirectly acquire any class of shares, whether or not already issued, representing at least 5% of Galapagos' issued and outstanding share capital; or

- Profit-sharing certificates for at least 5% of Galapagos' annual profit or at least 5% of Galapagos' liquidation proceeds.

Special provisions apply in specific situations, such as to shares that are used to form a part of a substantial interest.

Box III

If the income and capital gains derived from the shares is not subject to taxation in Box I or II, then tax is imposed on the "fictitious yield" of the shares under the rules of Box III. The "fictitious yield" is calculated as 4% of the average net value of the assets and liabilities (including the shares) that are taxed under the rules of Box III, generally as measured at the beginning and end of every calendar year. The tax rate on the "fictitious yield" is 30%.

Legal Entities Resident in the Netherlands

The resident legal entities subject to Dutch corporate income tax are:

- Public limited liability companies, private limited liability companies and other companies the capital of which is entirely or partly divided into shares;
- Cooperatives and cooperative societies;
- Mutual insurance companies and associations that operate as insurer or credit institution on a mutual basis;
- Any association and other legal entity not mentioned above (unless of a public law nature), if and to the extent they carry on an enterprise;
- Mutual funds; and
- Specified enterprises of public corporations.

In general, legal entities resident in the Netherlands are subject to taxation on any income or capital gains from the shares. The rate of corporate income tax is 25.5%, with a rate of 20% applying to the first €25,000 and 23.5% on the next €35,000 of taxable profits.

However, income and capital gains from the shares are generally exempt from corporate income tax under the "participation exemption" if the legal entity holds at least 5% of our nominal paid-up share capital and does not qualify as a so-called "low taxed-portfolio investment participation". As a general rule an entity qualifies as such a low taxed-portfolio investment participation if (i) the assets of the subsidiary concerned, directly or indirectly, consist of more than 50% of free passive portfolio investments and (at the same time) (ii) such subsidiary is not subject to a tax on profits resulting in a rate of at least 10% over profits calculated on the basis of Dutch standards.

Dutch resident taxpayers can generally credit the (by tax treaty reduced) Belgian dividend withholding tax due upon payment on the shares against Dutch income tax due, unless the aforementioned participation exemption is applicable.

Other Taxes

Gift Tax and Inheritance Tax

If the shares form part of a gift or inheritance from a Dutch resident (individual or legal entity), then gift tax or inheritance tax, respectively, will generally apply.

This is not usually the case if the shares form part of a gift or inheritance from a non-resident, unless an exception applies, such as if the donor or testator was resident in the Netherlands within a certain period prior to the gift or inheritance or if the donor was resident in the Netherlands at the time of death.

Duties may also become due where the shares were attributable to a Dutch permanent establishment or permanent representative of the donor.

Value added tax
Share transactions are normally exempt from value added tax. Value added tax is not due on the issuance of shares, on dividends or other similar payments, such as repayment of capital.

Other taxes and duties
No capital duty or any other tax or duty (including stamp duty) will be due by or on behalf of a holder of shares in respect or in connection with the sale and transfer of shares.

6.2 In Belgium

The statements below represent a general and broad summary of the Belgian tax legislation applicable to dividends on shares of Galapagos, as in effect at the date of the Transaction Note. It is stressed that the text does not address special rules such as rules that may apply to special categories of shareholders, and is not to be read as extending by implication to matters not specifically discussed. The text does not take into account or discuss tax laws of any country other than Belgium and is subject to changes in Belgian law, including changes that could have retroactive effect. As to individual consequences, including cross-border consequences, each investor should consult his own tax adviser.

Galapagos assumes no responsibility towards shareholders for other taxation relating to the holding and transferring of company shares.

Dividends
General
As Belgian tax legislation currently stands, a 25% withholding tax is levied on the gross amount of dividends paid or attributed by a Belgian corporation or through a Belgian paying agent, subject to the exemptions or reductions provided for by Belgian law and the tax treaties which Belgium has entered into. For instance, Belgian domestic law allows the 25% withholding tax rate to be reduced to 15% for certain dividends. However, Galapagos has renounced to this advantage.

Dividends which are subject to the dividend withholding tax, include (i) all benefits from shares in whatever form, (ii) repayments of statutory capital, with the exception of repayments of fiscal capital (including, in principle, paid-in share premiums) made according to Belgian company law, (iii) amounts paid for the buy-back of own shares ("*inkoop eigen aandelen*" / "*rachat d'actions propres*") insofar exceeding the fiscal capital (including, in principle, paid-in share premiums) represented by the shares bought-back and (iv) amounts paid by way of capital redemption ("*kapitaalaflossing*" / "*amortissement du capital*").

Withholding tax exemptions under domestic law
Under Belgian law, the rate of the withholding tax can be reduced to zero on dividends paid to certain non-Belgian resident organizations, such as organizations which are constituted exclusively to administer or provide pension, retirement or other employee benefits or for religious, charitable, scientific, educational or public purposes. To benefit from this exemption, the qualified holder should sign and forward to Galapagos or its agents a specific certificate. In that certificate, the qualifying holder should confirm that it is a non-resident that does not conduct a business or is not engaged in any activity of a lucrative nature, is exempt from any income tax in its country of residence, and is not under a contractual obligation to re-distribute the dividends to the (ultimate) beneficiaries.

Belgian law also provides for an exemption of withholding tax on dividends paid or attributed to certain recognized Belgian investment funds.

Private individuals

For Belgian resident individuals who acquire and hold the shares as a private investment, payment of withholding tax fully discharges personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to declare them, dividends will, in normal circumstances, be taxed at a tax rate which differs from the progressive personal tax rate and is equivalent to the dividend withholding tax rate (25%) except where, based on the other declared income, the application of progressive personal tax rates results in a lower tax rate. If the beneficiary declares the dividend, the amount of federal income tax payable must be increased by the municipal surcharge. Similarly, the withholding tax retained at source may be offset (and be reimbursed to the extent that it exceeds the tax actually payable).

For Belgian resident individual investors who acquire the shares for professional purposes, the withholding tax does not fully discharge personal income tax liability. Dividends received must be declared by the beneficiary and will be taxed at the progressive personal income tax rates. Withholding tax retained at source may, in principle, be offset against personal income tax (and is reimbursable to the extent that it exceeds the actual tax payable), provided that (i) the beneficiary has the full ownership of the shares at the time of payment or attribution of the dividends and (ii) the dividend distribution does not give rise to a reduction in value of, or a capital loss on, the shares. Certain exceptions apply to this rule.

Resident corporations

For Belgian resident corporations, the withholding tax does not fully discharge tax liability. Dividends received must be declared by the beneficiary and will be taxed at the normal corporate income tax rate. No withholding tax will be due provided that the Belgian resident corporation holds at least 15% of the capital of Galapagos for an uninterrupted period of at least one year. Distributions within the one-year period are also exempt from the withholding tax, provided that the recipient company still holds at least 15% of the capital of Galapagos at the end of this one-year period. In such case, Galapagos should withhold the withholding tax (without having to pay the withholding tax to the Belgian treasury) in the meantime. Furthermore, certain administrative formalities must be complied with to benefit from the exemption. For dividends paid or attributed as from January 1, 2009, aforesaid 15% threshold is reduced to 10%.

Withholding tax retained at source, if any, may, in principle, be offset against corporate income tax (and is reimbursable to the extent that it exceeds the actual tax payable), provided that (i) the taxpayer has the full ownership of the shares at the time of payment or attribution of the dividends and (ii) the dividend distribution does not give rise to a reduction in value of, or a capital loss on the shares. Certain exceptions apply to this last rule.

Taxpayers subject to the resident corporate income tax may deduct up to 95% of the gross amount of these dividends from their taxable profits, insofar as certain qualitative and quantitative conditions are met. The qualitative conditions concern the tax regime applicable to Galapagos and the income earned by the latter. Considering that Galapagos is subject to Belgian corporate income tax and does not operate through foreign establishments, this qualitative condition should normally be met. The quantitative condition requires that, at the date of attribution or payment of the dividends, resident corporate taxpayers hold at least 10% of the capital of Galapagos, or a participation with an acquisition value of at least €1,200,000. Moreover, the participation must be held for an uninterrupted period of one year and be classified as financial fixed assets. Distributions within the one-year period are also exempt from withholding tax, provided that the recipient company still meets the minimum participation requirements at the end of this one-year period. The minimum holding requirement of 10% or €1,200,000 does not apply to dividends received by Belgian credit institutions, insurance companies, stock exchange companies and investment companies. The requirement of classification as financial fixed assets does not apply to dividends received by Belgian investment companies.

Legal entities

For taxpayers subject to tax on legal entities, the withholding tax normally constitutes final taxation.

Non-residents
For non-resident individuals and corporations, withholding tax is retained also at the rate of 25% subject to reliefs or exemptions provided for by Belgian law or by the various taxation treaties which Belgium has signed. Such (reduced) withholding tax will normally be the final tax in Belgium, unless the non-resident acquired the shares for a business conducted in Belgium through a fixed base or a Belgian establishment, to which the shares are attributable. In such a case, the same principles apply as described with regard to Belgian resident individuals (holding the shares for professional purposes) or corporations who receive the dividends.

EU based corporations
An exemption from Belgian withholding tax is available to certain EU resident companies under the EU Parent Subsidiary Directive as implemented in Belgian tax legislation, provided that the recipient company owns at least 15% of the capital of Galapagos for an uninterrupted period of at least one year. Distributions within the one-year period are also exempt from withholding tax, provided that the recipient company still holds at least 15% of the capital of Galapagos at the end of this one-year period. In such case, Galapagos should withhold the withholding tax (without having to pay the withholding tax to the Belgian treasury) in the meantime. Furthermore, certain administrative formalities must be complied with to benefit from the exemption. For dividends paid or attributed as from January 1, 2009, aforesaid 15% threshold is reduced to 10%.

Tax treaties
Belgium has concluded tax treaties with more than 60 countries, which reduce the dividend withholding tax rate, as the case may be and under certain conditions, to 15%, 10%, 5% or 0%.

Example: UK shareholder
Dividends paid by Galapagos to a UK shareholder who is entitled to claim benefits under the Treaty and who does not have a permanent establishment or fixed base in Belgium to which the shares are attributable, generally will be subject to a Belgian withholding tax at an effective rate of 10%.

In general the full Belgian withholding tax must be withheld by Galapagos or the paying agent (that is, the amount of withholding tax upon the payment of the dividend is not reduced to reflect the Treaty rate), and the UK shareholder may make a claim for reimbursement for amounts withheld in excess of the Treaty rate. The claim form (Form 276 Div.-Aut.) can be obtained from the *Centraal Taxatiekantoor/Bureau Central de Taxation Brussel-Buitenland*, Boulevard Roi Albert II 33, 1030 Schaerbeek. This form should be completed in duplicate and sent to the competent foreign tax office which should be requested to return one copy appropriately stamped. The UK shareholder can then obtain reimbursement from the *Centraal Taxatiekantoor/Bureau Central de Taxation*, at the same address, upon delivery of the stamped form and documentation which proves that the UK claimant is the ultimate beneficiary of the dividends and which indicates the amount of withholding tax levied. The request for reimbursement must in principle be filed with the *Centraal Taxatiekantoor/Bureau Central de Taxation* within three years from 1 January of the year following the year in which the dividend was declared payable.

An immediate reduction of the withholding tax levied at source is only available in case dividends are paid by Galapagos itself (*i.e.* not through an agent) to UK holders holding shares in a registered form or holding a significant holding of bearer shares. In such case, these UK holders may be able to obtain a reduction of the withholding tax levied at source if they deliver the claim form (together with the relevant coupons of bearer shares) no later than 10 days after the date on which the dividend is declared payable. To benefit from this reduced rate, the qualifying UK shareholder should complete and send a Form 276 Div.-Aut. (properly stamped by the UK holder's competent foreign tax office) to Galapagos. Galapagos will review and complete the form and file it together with the withholding tax return, with the competent Belgian tax authorities.

Prospective holders should consult their own tax advisors to establish whether they qualify for relief from withholding tax upon payment of dividends, and to gain further information regarding the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital gains and losses

Private individuals

Individual Belgian residents holding the shares as a private investment are not subject to Belgian tax on capital gains realized on the disposal of the shares nor are losses realized on these shares tax deductible. Individual Belgian residents may, however, be subject to (i) a 33% tax (to be increased by the municipal surcharge) if the capital gain is not deemed to be realized 'within the normal transactions of management of a private estate', or (ii) a 16.5% tax (to be increased by the municipal surcharge) if they or their legal predecessor, together with certain close family members, during any point in time during the 5 years preceding the Share transfer, have held, directly or indirectly, a significant participation (in principle 25%) in Galapagos and transfer shares to a non-resident entity. The European Court of Justice has however ruled that, in its current form, latter 16.5% taxation is in breach of European legislation.

Individual Belgian residents who hold the shares for professional purposes are taxable at the ordinary progressive income tax rates on capital gains realized on the disposal of such shares.

Resident corporations and Belgian branches of non-resident corporations

Belgian resident corporations are usually not subject to Belgian capital gains taxation on the disposal of shares, provided that the dividends on those shares qualify for the dividend received exemption. However, only certain qualitative conditions must be fulfilled (the minimum participation condition, the minimum holding period of one year and the condition that the shares must classify as financial fixed assets must not be fulfilled). Consequently, as Galapagos is subject to Belgian corporate income tax and does not operate through foreign establishments, capital gains on the shares should in principle be tax exempt.

Legal entities

Belgian resident entities subject to the tax on legal entities are not usually subject to the Belgian capital gains taxation on the disposal of the shares, although they may be subject to the above-mentioned 16.5% tax.

Non-residents

In principle, non-resident individuals or corporations are not subject to taxation on capital gains realized on shares, unless the non-resident acquired the shares for a business conducted in Belgium through a fixed base or a Belgian establishment to which the shares are attributable. In such a case, the same principles apply as described in relation to Belgian resident individuals (holding the shares for professional purposes) or corporations (see above). Non-resident individuals without a fixed base or a Belgian establishment who have their fiscal residence in a country with which Belgium has not concluded a tax treaty might be subject to the 33% tax or 16.5% as mentioned above.

Stamp tax on securities transactions

The initial subscription to Offer shares is exempt from Belgian stock market tax. The purchase and sale in Belgium of existing shares through a professional intermediary is in principle subject to stock market tax at the rate of 0.17%. No stock market tax is payable by:

- Intermediaries as mentioned in article 2, 9° and 10° of the Law of 2 August 2002 on the supervision of the financial sector and financial services acting for their own account;
- Insurance companies as mentioned in article 2, §1 of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- Pension and benefit funds ("*voorzorgsinstellingen*"/"*institutions de prévoyance*") as mentioned in article 2, §3, 6° of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;

- Institutions for collective investment as mentioned in the Law of 4 December 1990 on the financial transactions and financial markets acting for their own account; and
- Non-residents acting for their own account and subject to an affidavit of non-residency.

Tax on the physical delivery of bearer shares
The physical delivery of bearer securities pursuant to the initial subscription is not taxed in Belgium. A tax is levied upon the physical delivery of securities pursuant to their acquisition for consideration in Belgium (other than pursuant to the initial subscription) through a professional intermediary or pursuant to a conversion of registered securities to bearer securities. This tax is also due upon the delivery of securities in Belgium pursuant to a withdrawal of these securities from "open custody".

The tax is due at the rate of 0.6% on (i) the sums payable by the acquirer in the event of an acquisition or (ii) the sales value of the securities in the event of conversion to bearer securities or withdrawal from "open custody".

Estate and gift tax
Transmission of shares by reason of death will only be subject to Belgian estate tax calculated on the fair market value of the shares if the shares are part of a Belgian resident's estate. Gifts of shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer shares. Transfers of shares by way of a foreign notary deed which is not voluntarily presented for registration in Belgium are not subject to Belgian gift tax.

6.3 In the UK

The paragraphs set out below summarize the UK tax treatment of Galapagos shareholders. They are based on current UK legislation and an understanding of current published HM Revenue and Customs practice as at the date of this document.

This summary is intended as a general guide only. It is not intended to cover all situations and should not be relied upon as constituting legal advice.

Except where express reference is made to the position of non-UK resident and non-UK domiciled shareholders, this summary only applies to Galapagos shareholders and who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. Moreover it relates only to such shareholders who hold their shares as an investment (other than under a personal equity plan or an individual savings account) and who are absolute beneficial owners of their shares. It does not deal with certain types of shareholders, such as collective investment schemes, insurance companies and persons holding or acquiring shares in the course of trade or by reason of employment.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

Tax on chargeable gains
Liability to UK tax on chargeable gains will depend on the individual circumstances of Galapagos shareholders.

Tax on dividend income
Dividends paid by Galapagos will be liable to deduction of Belgian withholding tax. However, where the beneficial owner of the dividend is resident in the UK for the purposes of the Double Taxation Agreement (the "Treaty") between the UK and Belgium, a partial refund of such withholding tax will generally be available so as to limit its rate. The procedure for claiming a refund of Belgian withholding tax under the Treaty is explained in the section entitled "*Taxation in Belgium*".

A corporate holder of Galapagos shares resident in the UK or which carries on a trade in the UK through a permanent establishment in connection with which its shares are held will be subject to UK corporation tax on the gross amount of the dividend (*i.e.* before deduction of Belgian withholding tax).

An individual holder of Galapagos shares who is resident in the UK or who carries on a trade in the UK through a branch or agency will be subject to UK income tax on the gross amount of the dividend (*i.e.* before deduction of Belgian withholding tax). Such income tax will be at the rate of 10% in the case of a basic rate or lower rate taxpayer and 32.5% in the case of a higher rate taxpayer.

In either case, Belgian withholding tax deducted from the payment of the dividend will generally be available as a credit against the corporation tax or income tax, as the case may be, payable by the relevant shareholder in respect of the dividend (provided that any available relief under the Treaty has been claimed).

A corporate holder of Galapagos shares resident in the UK holding not less than 10% of the voting power in Galapagos may also be entitled to a credit in respect of the underlying tax paid by Galapagos on the profits out of which the dividend has been paid.

In the case of individual holders of Galapagos shares who are resident, but not domiciled, in the UK, dividends paid by Galapagos will be liable to UK income tax only to the extent that such dividends are remitted or deemed to be remitted to the UK.

Inheritance tax ("IHT")
Individuals domiciled in the UK (or deemed for IHT purposes to be domiciled in the UK) will normally be liable to IHT on chargeable transfers of Galapagos shares. Broadly, a chargeable transfer will occur either in the case of the death of an individual holder of Galapagos shares or in the case of a lifetime transfer of Galapagos shares by such a holder by way of gift or at an undervalue. In each case, however, there are various exemptions and reliefs which may apply.

Individuals who are not domiciled (or deemed for IHT purposes to be domiciled) in the UK are not liable to IHT in respect of property situated outside the UK. Accordingly, such individuals will not be liable to IHT in relation to Offer Shares.

Stamp duty and stamp duty reserve tax ("SDRT")

No stamp duty or SDRT will be payable on a transfer on sale of, or on an agreement to transfer, Galapagos shares. This will be the case whether the shares are traded on Euronext or AIM and whether the trade is settled through CIK (the authorized Belgian depository through which Galapagos shares are held) or (in the case of shares held in the form of CREST depository interests ("CDIs") settled through CREST.

The preceding paragraph assumes that the Galapagos shares remain in bearer form and that they continue to be of the same class as shares in Galapagos which are listed on a recognized stock exchange within the meaning given by section 841 of the Income and Corporation Taxes Act 1988. Currently, Euronext Amsterdam and Euronext Brussels qualify as such an exchange.

7. ADMISSION TO TRADING AND DEALING REQUIREMENTS

Applications will be made to Euronext Brussels and Euronext Amsterdam for the shares to be admitted to trading on Eurolist by Euronext Brussels and Euronext Amsterdam, and to AIM.

It is expected that admission to trading will become effective and that dealings in the new shares on Eurolist by Euronext Brussels and Euronext Amsterdam and on AIM will commence one week after the approval of the prospectus.

The shares are being traded with ISIN number BE0003818359 and under the symbols GLPG and GLPGA on Eurolist by Euronext Brussels and Euronext Amsterdam respectively and under the symbol GLPG on London AIM. The quotation of the shares on Eurolist by Euronext Brussels and Euronext Amsterdam is in Euro. The quotation of the shares on AIM is in pounds sterling.

The new shares have been issued free from all liens, equities, charges, encumbrances and other interests. The new shares have been issued credited as fully paid and will rank *pari passu* in all respects with the shares, including the right to receive all dividends and other distributions declared, made or paid after 1 January 2006.

Galapagos has liquidity provider agreements in place for trading on Euronext Amsterdam with Kempen & Co, ING Bank, N.V., London Branch, and SNS Securities.

Further information on the shares can be found in the chapter "Form of the Shares" and "Rights attached to the Shares" in the Registration Document 2006.

8. LOCK-UP AGREEMENTS

The Galapagos shares acquired (and possibly further to be acquired) by the former Inpharmatica shareholders as a result of the Galapagos capital increase of 8 December 2006 are subject to a lock-up until 10 May 2007.

The Galapagos shares acquired by ProSkelia B.V. as a result of the Galapagos capital increase of 22 December 2006 are subject to a lock-up until 22 December 2007, provided, however, that ProSkelia B.V. shall not be prohibited during the lock-up period to transfer said shares, *i.a.*: (i) in the context of accepting an offer made for the entire share capital of Galapagos or a controlling fraction thereof, or (ii) in order to use the proceeds of such transfer to meet certain defined indemnification obligations relating to the contribution of the entire share capital of ProSkelia SASU to the capital of Galapagos.

9. EXPENSE OF THE ISSUE/OFFER

The costs to the Company associated with the share issues covered in this Transaction Note amounted to approximately €1.8 million.

10. DILUTION

As a result of the capital increases in connection with the acquisition of Inpharmatica, the private placement and the acquisition of ProSkelia, the share capital of Galapagos has increased from €77,972,167.43 to €107,856,175.51, consequently entailing a dilution for shareholders existing prior to the aforementioned transactions of 27.70%. If all 2,165,532 shares that may be issued in connection with the Inpharmatica acquisition would be issued (instead of only the first tranche of 623,582 shares), the total dilution would be 32.92%.

11. ADDITIONAL INFORMATION

11.1 Financial Advisors

Kempen & Co Corporate Finance BV has acted as financial adviser to Galapagos in connection with the Inpharmatica and ProSkelia transactions. Kempen & Co Corporate Finance BV has acted exclusively for Galapagos and no one else and will not be responsible to anyone other than Galapagos for providing the protections afforded to clients of Kempen & Co Corporate Finance BV, or for providing advice in relation to the transaction.

Kempen & Co NV ("Kempen & Co"), Fortis Bank (Nederland) NV and Whitaker Securities have been Joint Lead Managers of the €31 million private placement. Kempen & Co has acted exclusively for Galapagos and no one else and will not be responsible to anyone other than Galapagos for providing the protections afforded to clients of Kempen & Co, or for providing advice in relation to the transaction.

Kempen & Co and its respective affiliates have from time to time engaged in, and may in the future engage in, commercial banking, investment banking and financial advisory transactions and services in the ordinary course of their business with Galapagos or any parties related to Galapagos. With respect to certain of these transactions and services, the sharing of information is generally restricted for reasons of confidentiality, internal procedures or applicable rules and regulations. Kempen & Co has received and will receive customary fees and commissions for these transactions and services and may come to have interests that may not be aligned or could potentially conflict with the interests of Galapagos and/or its investors.

Kempen & Co is acting as a liquidity provider on Eurolist by Euronext Amsterdam to Galapagos, and Kempen & Co acted as one of Galapagos' IPO Managers in May 2005.

Kempen & Co does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information in this Prospectus, and nothing in this Prospectus is, or shall be relied upon as, a promise or representation by Kempen & Co.

The nominated advisor (NOMAD) for Galapagos on the AIM is ING Bank, N.V., London Branch.

11.2 Legal Advisor

Galapagos retained Vermulst Verhaeghe & Graafsma, Paul Emile Jansonstraat 6, 1000 Brussels, Belgium, for legal advice.

11.3 Audit of the Financials

Deloitte Bedrijfsrevisoren, a civil company incorporated under Belgian law having adopted the form of a cooperative company (coöperatieve vennootschap/société coopérative), with registered office at Louizalaan 240, 1050 Brussels (Belgium), represented by Mr Gert Vanhees, was re-appointed as Statutory

Auditor of Galapagos for a term of three years at the Annual General Shareholders' Meeting held on 4 April 2006. The membership number of Deloitte Bedrijfsrevisoren with the Belgian Institute of Chartered Accountants (Instituut der Bedrijfsrevisoren) is IBR014.

Deloitte Bedrijfsrevisoren accepts responsibility for its report on Galapagos contained in "Consolidated financial information," in the Registration Document 2006 as is stated in the independent auditor's report which can also be found in "Consolidated financial information" in the Registration Document 2006. To the best of the knowledge of Deloitte Bedrijfsrevisoren (which has taken all reasonable care to ensure that such is the case), the information contained in such reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

The consolidated annual accounts of Galapagos as at and for the years ending on 31 December 2006, 2005 and 2004, drawn up in accordance with the International Financial Reporting Standards (IFRS), have been audited by the statutory auditor Deloitte Bedrijfsrevisoren, represented by Mr Gert Vanhees. The auditor approved these annual accounts without reservation. The auditor's report on the consolidated annual accounts for the years ending on 31 December 2006, 2005 and 2004 is included in "Consolidated financial information" in the Registration Document 2006.

11.4 Basis for statements on principle markets & competitive position

All references to market data, industry statistics, forecasts, competitive position and other information in this Registration Document consist of estimates based on data and reports compiled by industry professionals, organizations, analysts, publicly available information or Galapagos' own knowledge of its sales and markets.

Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. If any of these assumptions is incorrect, actual results may differ from the projections based on those assumptions. Galapagos has not independently verified this information or determined the reasonableness of such assumptions. In addition, in many cases Galapagos has made statements in this Registration Document regarding its industry and its position in the industry based on industry forecasts, market research and internal surveys as well as its experience. While these statements are believed to be reliable, they have not been independently verified.

For all the information that has been sourced from a third party, the information has been accurately reproduced and as far as Galapagos is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. For all the information used from third parties, the accurate source is mentioned directly or identified and included in a footnote.

11.5 Additional financial information

The cash balances acquired in the ProSkelia transaction were repaid immediately as agreed in the purchase agreement. Originally there was meant to be no cash changing hands, but ProSkelia's parent company, ProStrakan, realized that they could not simply take the cash out of the subsidiary prior to acquisition.

The First in First Out (FIFO) method best describes finished goods inventory, but can also apply to some raw materials balances where Galapagos has "general stores" type consumables in inventory.

Diluted net profit per share, if any, is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants.

In 2006 €700,000 of assets were purchased directly under finance lease arrangements and not sale and leaseback, as often is the case. Therefore, the cost of these assets is not recognized in the cash flow statement of 2006.

Expenses for warrants in 2006 were €703,000.

11.6 Errata to the Galapagos Registration Document 2006

On page 76 of the Galapagos Registration Document 2006, in the first line of the first complete paragraph, the words "reverse 4:1 split" are to be deleted and replaced by the words "reverse 1:4 split".

On page 89 of the Galapagos Registration Document 2006, in the section "Year ended on 31 December 2004", in the 4th paragraph, the words "the €0.1 cash flow" are to be deleted and replaced by the words "the €0.1 million cash flow".

On page 101 of the Galapagos Registration Document 2006, in section 1 ("General Information") of the Notes to Consolidated Financial Statements, the 6th paragraph is to be deleted and replaced by:
"On 19 September 2006 Galapagos NV raised €11.1 million in a private placement, amounting to a net cash contribution of €10.7 million."

On page 101 of the Galapagos Registration Document 2006, in section 1 ("General Information") of the Notes to Consolidated Financial Statements, the 7th paragraph is to be deleted and replaced by:
"On 6 December 2006, the Company acquired 100% of the share capital of Inpharmatica Ltd, a company incorporated in the UK. At the balance sheet date, the Company owned 100% of the share capital of Inpharmatica."

On page 100 of the Galapagos Registration Document 2006, in section 1 ("General Information") of the Notes to Consolidated Financial Statements, the second sentence of the 8th paragraph is to be deleted and replaced by:
"At the same time Galapagos NV raised €31 million in a private offering, amounting to a net cash contribution of €29.6 million."

On page 109 of the Galapagos Registration Document 2006, in the sentence beginning with "One of the drivers of this acquisition was to be able..." the word "2005" should be inserted after "report."

On page 121 of the Galapagos Registration Document 2006, in section 19 ("Share Capital") of the Notes to Consolidated Financial Statements, at the end of the 12th paragraph, the number "1,699,092" is to be deleted and replaced by: "1,541,950".

12. LIST OF PRESS RELEASES ISSUED SINCE 31 DECEMBER 2006

3 January 2007 - Galapagos expands and extends drug discovery collaboration with Amgen into 2008

12 January 2007 - Galapagos reports 2006 financial update, drug discovery advancements and changes to Board of Directors

1 February 2007 - Galapagos announces PPAR-delta commercial license agreement with Hillcrest Therapeutics.

15 February 2007 - Galapagos and the University of Bristol announce new collaboration

2 March 2007 - Galapagos announces 2006 full year results

8 March 2007 - Galapagos to supply chemical compound sets to Johnson & Johnson Pharmaceutical Research & Development, Division of Janssen Pharmaceutica NV

Prospectus dated 21 September 2005

Galápagos

(a limited liability company incorporated under Belgian law with its registered office in Mechelen, Belgium)

Issue of up to 3,960,646 Offer Shares in connection with the recommended offer by ING Corporate Finance on behalf of Galapagos NV for BioFocus plc

Applications for admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam and for the Existing Galapagos Shares and the Offer Shares on AiM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this Prospectus, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised financial adviser who specialises in advising on the acquisition of shares and other securities.

If you have sold or otherwise transferred all of your BioFocus Shares, please forward this Prospectus, together with the accompanying documents, at once, to the purchaser or transferee or to the bank, stockbroker, or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. The distribution of this Prospectus in jurisdictions other than Belgium, the Netherlands or the UK may be restricted by law and therefore persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document constitutes a Prospectus prepared in accordance with the Prospectus Directive for the purposes of the issue of the Offer Shares in connection with the recommended offer by ING Corporate Finance on behalf of the Issuer for the entire issued and to be issued share capital of BioFocus and for the applications for admission to trading of the Offer Shares on Eurolist by Euronext Brussels and to Euronext Amsterdam. On 16 September 2005 the BFIC approved this Prospectus in accordance with the Prospectus Directive and has provided the FSA and the AFM, the competent authorities for the purposes of the Prospectus Directive of the UK and the Netherlands respectively, with a Certificate of Approval in respect of the Prospectus. This document also constitutes an admission document in accordance with the AiM Rules for the purposes of the application for admission of the Existing Galapagos Shares and the Offer Shares to trading on AiM.

YOUR ATTENTION IS DRAWN TO THE RISK FACTORS SET OUT ON PAGES 13 TO 23 OF THIS DOCUMENT. Due to its accumulated historical losses, before the IPO the Issuer was in a financial situation requiring compliance with the procedure set forth in article 633 of the BCC. It is expected that in light of expected future losses this situation will reoccur two years following the Issue. For further details, see "*Risk factors, Risks related to Galapagos' business*".

The Existing Galapagos Shares are admitted to trading on Eurolist by Euronext Brussels and Euronext Amsterdam (both EU regulated markets). Application will be made for the Offer Shares to be admitted to trading on Eurolist by Euronext Brussels and Euronext Amsterdam. It is expected that admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam will become effective on the same day as, or the next dealing day following, When Issued AiM Admission. Application will be made to the London Stock Exchange for both the Existing Galapagos Shares and the Offer Shares to be admitted to trading on AiM. Application will also be made for the Existing Galapagos Shares and the Offer Shares to be admitted to trading on AiM on a "when issued" basis. It is expected that admission of the Existing Galapagos Shares and the Offer Shares to trading on AiM on a "when issued" basis will commence within four dealing days following the day on which the Offer becomes or is declared unconditional in all respects (save for the Final Conditions), and AiM Admission will become effective and normal dealings in the Existing Galapagos Shares and the Offer Shares on AiM will commence within seven dealing days following such date. Settlement of the consideration to which any BioFocus Shareholder is entitled under the Offer will be effected within 14 days after the Offer becomes or is declared unconditional, or, in case the acceptances are received after the date that the Offer becomes or is declared unconditional, within 14 days after receiving the acceptances. Unless the Offer becomes or is declared unconditional in all respects by the Issuer, the Offer Shares will not be issued.

The Nominated Adviser and Nominated Broker of the Issuer for the purposes of the AiM Admission will be ING Corporate Finance. AiM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AiM securities are not admitted to the official list of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.

The Offer is not being made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities from or within the United States, Canada, Australia or Japan. Accordingly, copies of this document and any related documents are not being, and must not be, in whole or in part, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan and persons receiving this document and any related document (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them, in whole or in part, in or into or from the United States, Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of any such jurisdiction. The Offer Shares have not been, nor will they be, registered under the US Securities Act or under any of the relevant securities laws of any state of the United States, Canada, Australia or Japan. Accordingly, the Offer Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or for the account or benefit of any person located in Canada, Australia or Japan or any US person.

Unless the context shows differently, capitalised words and expressions have the meaning as described in "*Glossary and definitions*".

Joint financial advisers

ING Corporate Finance **Kempen & Co**

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TABLE OF CONTENTS

SUMMARY

This Summary should be read as an introduction to this document. Any decision by a BioFocus Shareholder to invest in the Offer Shares by accepting the Offer should be based on a consideration of this document as a whole. Where a claim relating to the information contained in this document is brought before a court of an EEA State other than Belgium, the Netherlands or the UK by a BioFocus Shareholder, the BioFocus Shareholder might, under national legislation of the EEA State concerned, have to bear the costs of translating this document before the legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this Summary, including any translation of this Summary, but only if the Summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

Details of the Offer for BioFocus

The Issue is being made in connection with the recommended offer for BioFocus. BioFocus Group is an integrated drug discovery business, offering a range of drug discovery and contract chemistry services to the global pharmaceutical and biotechnology industries.

The boards of the Issuer and BioFocus today announce the terms of the Offer by ING Corporate Finance on behalf of the Issuer for the entire issued and to be issued ordinary share capital of BioFocus on the following basis:

for each BioFocus Share 0.225 Offer Shares

The Offer values the entire issued share capital of BioFocus at approximately £20.2 million (or €30.0 million) and each BioFocus Share at approximately 124 pence based on the Closing Price of an Existing Galapagos Share of £5.51 (or €8.16) on 20 September 2005, being the last trading day prior to the publication of this Prospectus, and based on a €1.4822 per £1 exchange rate as at the same date. At approximately 124 pence, the Offer represents:

- A premium of approximately 121% to the Closing Price of a BioFocus Share on 20 September 2005 of 56.0 pence, being the last trading day prior to the Announcement Date; and
- A premium of approximately 86% to the average Closing Price of a BioFocus Share for the last 30 trading days of 66.7 pence.

If all BioFocus Shares that are outstanding at the date of this Prospectus are tendered under the Offer, 3,670,508 Offer Shares will be issued, representing approximately 28.6% of the issued share capital of the Enlarged Galapagos Group. If, in addition, all BioFocus Shares that result from the exercise of all BioFocus Options outstanding at the date of this Prospectus are tendered under the Offer, 3,960,646 Offer Shares will be issued in total, representing approximately 30.2% of the issued share capital of the Enlarged Galapagos Group. The Offer Shares will rank *pari passu* in all respects with the Existing Galapagos Shares.

The first closing date of the Offer will be 13.00 hours (London time), on 12 October 2005. In any event, the Offer must become unconditional as to acceptances by midnight (London time) on 20 November 2005.

Details of the Admission

Application will be made for the Offer Shares to be admitted to trading on Eurolist by Euronext Brussels and Euronext Amsterdam and for the Offer Shares and the Existing Galapagos Shares to be admitted to trading on AiM. Application will also be made for the Offer Shares and the Existing Galapagos Shares to be admitted to trading on AiM on a "when issued" basis. Unless the Offer becomes or is declared unconditional in all respects by the Issuer, the Offer Shares will not be issued and such applications will not be made.

The Existing Galapagos Shares are being traded with ISIN number BE0003818359 and under the symbols GLPG and GLPGA on Eurolist by Euronext Brussels and Euronext Amsterdam, respectively. The quotation of the Shares on Eurolist by Euronext Brussels and Euronext Amsterdam is in Euro. The quotation of the Shares on AiM will be in pounds sterling.

It is expected that admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam will become effective on the same day as, or the next dealing day following, When Issued AiM Admission. It is expected that admission of the Existing Galapagos Shares and the Offer Shares to trading on AiM on a "when issued" basis will commence within four dealing days following the day on which the Offer becomes or is declared unconditional in all respects (save for the Final Conditions), and AiM Admission will become effective and normal dealings in the Existing Galapagos Shares and the Offer Shares on AiM will commence within seven dealing days following such date. The Offer is conditional upon When Issued AiM Admission, but not upon AiM Admission or admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam. Settlement of the consideration to which any BioFocus Shareholder is entitled under the Offer will be effected within 14 days after the Offer becomes or is declared unconditional, or, in case acceptances are received after the date that the Offer becomes or is declared unconditional, within 14 days after receiving such acceptances.

Information on BioFocus Group

BioFocus Group, based near Cambridge, UK, is a drug discovery business that offers outsourced drug discovery products and services in discovery biology, medicinal chemistry and molecular informatics to the global pharmaceutical and biotechnology industries.

BioFocus Group operates on an integrated basis using its range of technologies and skills to provide clients with drug discovery products and services. BioFocus Group's operating divisions are organised according to its technology offerings. These are:

- **Discovery Products**: BioFocus Group's Discovery Products division offers novel compound libraries of drug-like compounds in its three key target areas of kinases, GPCRs and ion channels, as well as other target areas such as C-Nucleosides. Compounds within these libraries are characterised by having higher hit rates than conventional compound libraries. The division also offers computational toolkits for drug design;

- **Medicinal Chemistry and Molecular Informatics**: The Medicinal Chemistry and Molecular Informatics division offers expert optimisation and development of molecules into drug candidates, as well as computational drug design including prediction of physicochemical properties. BioFocus Group also offers customised library synthesis for pharmaceutical clients through this division; and

- **Discovery Biology**: The Discovery Biology services division provides assay development and screening across multiple platforms and in several target areas. The division also performs ADMET (absorption, distribution, metabolism, excretion and toxicity) and other pharmacological profiling on partners' drug compounds.

BioFocus Group has supplied products and services to most of the major pharmaceutical and biotechnology companies in the world including Amgen, Aventis, Biovitrum, Daiichi, GlaxoSmithKline, Grunenthal, Johnson & Johnson, Lilly, Mitsubishi Pharm Corporation, Procter & Gamble, and Roche. BioFocus Group has a portfolio of four 100% owned programmes and eleven in which it has 50% ownership (the majority of these being with Biovitrum).

BioFocus Group currently has 112 employees. BioFocus Group derives revenues from product sales, research fees, technology access and programme payments as well as having rights to downstream milestones and royalties. Following a change of year-end by BioFocus Group, the latest accounting period is for the 15 month period ending 31 March 2005[1]. Turnover for this period was £15.45 million (year ended 31 December 2003: £15.84 million). The profit before exceptional costs, amortisation of goodwill and tax for the 15 month period was £0.12 million (year ended 31 December 2003: £1.62 million). After exceptional costs and amortisation of goodwill, BioFocus Group made a loss before tax of £3.14 million (year ended 31 December 2003: loss of £0.32 million).

1 The indicative exchange rate at 31 March 2005 was €1.45 per £1, as reported by Datastream.

2 Reduce level of expressed mRNA resulting in a decrease of the amount of the corresponding protein in the cell, an effect similar to inactivating the protein by a small molecule drug.

3 Increase level of expressed mRNA resulting in an increase of the amount of the corresponding protein in the cell, an effect similar to activating the protein by a small molecule drug.

Information on Galapagos

Galapagos is a biotechnology company discovering breakthrough medicines for the treatment of bone and joint diseases. We were founded in 1999 as a joint venture between Crucell and Tibotec, focused on the identification of disease modifying drug targets. We have successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis, as well as in asthma and Alzheimer's disease. Proprietary target sets resulting from these programmes are used both for our internal development programmes and for early commercialisation through selected out-licensing and partnering of projects during development.

Galapagos has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with individual human gene sequences to knock-down[2] or knock-in[3] specific human RNA in disease-mimicking cellular assays. The knock-down technology uses proprietary siRNA technology to "silence" individual genes and study the subsequent effect on human cells. SiRNA technology in general was heralded by Science Magazine as the "invention of the year" in 2002. Switching individual genes "on" or "off" enables an efficient analysis of the function of corresponding human proteins in disease processes. This information is crucial in the decision to use a selected protein as a drug target for the development of a new medicine.

We provide access to this platform through our profitable services business unit Galadeno. Galadeno has a consistent record of revenue growth and a proven track record for the discovery and validation of novel drug targets. Over the past 5 years, it has formed partnerships with leading pharmaceutical, nutraceutical and biotechnology companies.

Our strategy

Our strategy is to create an innovative drug discovery company that discovers breakthrough medicines for the treatment of bone and joint diseases. This strategy is based on disease modifying drug targets identified through functional screening in human disease models. We implement our strategy by focusing on:

- Building a profitable services unit, Galadeno;
- Building a strong intellectual property position around our technology platform and the drug targets; and
- Leveraging the targets into a pipeline of novel disease modifying drug candidates.

We believe that this combined business model of generating revenues through Galadeno and in parallel progressing drug candidates acting on our bone and joint disease targets into the clinic is the preferred road forward to create long-term value for our investors. Also, our technology platform for drug target selection has provided Galadeno with a competitive advantage in the marketplace and Galapagos with high-quality drug targets, improving the chances for successful development of novel drugs. We aim both to progress our product candidates, and to partner selected programmes at various stages during development. Any partnering will secure funding for clinical development of our own drug candidates as well as access to expertise and infrastructure. Galapagos anticipates that it will in-license one or more (pre-) clinical compounds by the end of 2005 to strengthen the drug discovery pipeline and shorten the time it will take to enter the clinical development phase. This in-licensing might result in product candidates for Galapagos outside the bone and joint diseases field.

Competitive strengths

Galapagos targets multi-billion Euros markets addressing the ageing population and diseases requiring more effective drugs

In our core disease programmes, we focus on the development of breakthrough medicines for the treatment of bone and joint diseases. These programmes are focused on large medical markets for the ageing population with a rapidly increasing number of patients that are currently underserved: osteoarthritis, osteoporosis and rheumatoid arthritis. Historically, the underlying molecular pathology

[4] Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004 and Scrip reports, "Osteoporosis management: An analysis of market dynamics and future treatments", May 2003.

has been unclear for these diseases, and up to today we are not aware of competitive technologies that have identified targets with significant joint sparing or bone building activity, which is the opportunity for Galapagos. For each of these diseases, we estimate that markets for breakthrough medicines are well over €7 billion[4]. We are progressing proprietary drug targets into drug development with the aim of bringing novel medicines into the clinic and to the market.

Galapagos' technology discovers a large number of novel targets in various disease areas

Our target discovery platform is based on adenoviruses that efficiently introduce human gene sequences into a wide variety of human cells to knock-in or knock-down specific human RNA. We use high-throughput assays that represent a selected human disease state to analyse these adenovirus collections to functionally select those proteins that have a causative effect in those models of human disease. This is a novel approach to identify and validate drug targets as it allows screening, selection and validation of disease-causing proteins in a single assay. We have successfully applied this technology in all disease areas that we have addressed. The adenoviral expression system of human gene sequences is based on Galapagos' intellectual property as well as on an exclusive license for the Crucell PER.C6 technology. This high-throughput target discovery platform provides an important commercial advantage, as competing technologies suffer from various combinations of less efficient introduction in the cells, a short window of efficacy and high variability.

Galadeno's service activities support our drug discovery programmes

We optimise the commercial benefits of the proprietary technology by also making it available to the pharmaceutical and biotechnology industry through Galadeno, which addresses the industry's demand for an efficient technology to discover and validate drug targets in human cells. Galadeno provides reagent sales of its knock-down and knock-in adenoviral collections as well as target discovery and validation services. We assist partners with the prioritisation of their targets for further development. Our reagent and service offering by Galadeno is well recognised by the industry for target discovery and provides our partners with tools to discover high-quality drug targets, protein therapeutics, antibody targets, diagnostic markers as well as nutraceutical ingredients. The uniqueness of our approach is exemplified by service arrangements and reagent deals with leading biotech and pharmaceutical companies.

Galadeno's service activities provide several advantages to Galapagos' drug discovery activities:

- Galadeno's revenue is growing and the division is cash flow positive, funding the drug discovery activities in part;
- Galadeno consistently delivers novel targets in Galapagos' own disease areas; and
- Galadeno's contacts with pharmaceutical clients facilitate access for Galapagos' drug discovery programmes.

Galapagos partners with leading pharmaceutical companies to bring the realisation of value forward

Galapagos and Galadeno have partnered with a large number of leading pharmaceutical and biotech companies such as AstraZeneca, Bayer, Boehringer Ingelheim, Celera, Celgene, Exelixis, GlaxoSmithKline, Johnson & Johnson, Novartis, Pfizer, Procter & Gamble, Vertex and Wyeth. Through their alliances with us, they obtain access to our technologies in defined disease areas. The non-exclusive partnerships have enabled us to leverage our technology and targets without limiting our own product development nor the ability to sign on additional partners. On certain deals, we have received upfront license fees and technology access payments, research funding and milestone payments, and we anticipate further research funding and milestone payments from several of these partnerships.

Galapagos has experienced management

Galapagos has experienced management with considerable research and development, commercial and operational expertise and experience. Our management has a background in the pharmaceutical and biotechnology industries and brings the necessary experience both to progress our targets to the clinic and to successfully expand the Galadeno service business.

Selected key financial data in accordance with IFRS

Thousands of €/year ended 31 December	2004	2003	2002
Total revenues	**7,777**	**6,472**	**5,710**
Cost of goods & services sold	-1,288	-1,166	-1,256
R&D costs	-5,443	-5,378	-4,100
Other operating costs	-4,654	-4,595	-4,583
Operating results	**-3,608**	**-4,667**	**-4,229**

Table 1: Selected key financial data 2002 – 2004

Our revenues over the last 2 years increased by 36% and originated from strategic partnerships, milestone payments, contract research activities as well as reagent sales and grants and subsidies. In 2004, grants and subsidies represented 31% of the total revenues. In the future, the absolute amount and relative contribution of grants and subsidies are expected to decrease. Our R&D costs reflect our expenditure in our core disease programmes and further development of the technology platform. We ended 2004 with €10.3 million in cash.

Total revenue for the first six months of 2005 amounted to €2.2 million, compared to €2.3 million in the first six months of 2004, as a result of the decrease in the government grants recognised in this period. The net loss for the first half of 2005 increased to €3.4 million from €3.0 million in the same period last year.

Following the initial public offering in May 2005, which raised €22.4 million by placing 3,229,499 shares at €7 per share[5], cash and cash equivalents amounted to €27.5 million[6] as at 30 June 2005.

Selected key financial data in accordance with IFRS for the first half-years of 2004 and 2005

Thousands of €/half-year ended 30 June	30 June 2005	30 June 2004
Total revenues	**2,202**	**2,265**
Cost of goods & services sold	-744	-634
R&D costs	-2,788	-2,558
Other operating costs	-2,105	-2,085
Operating results	**-3,435**	**-3,012**

Table 2: Selected key financial data first half-year 2004 – 2005

Historical losses on the statutory accounts

According to the statutory accounts for the year ended 31 December 2004, net assets of the Issuer at such date were €9.9 million, which was less than half of its share capital. This was due to accumulated historical losses. The Board of Directors on 6 April 2004 drew up, in accordance with article 633 of the BCC, a report confirming its belief that a going concern approach was justified. This report was incorporated in the statutory annual report for the year ended 2003 and was approved by the general Shareholders Meeting. As a result of the IPO the Issuer is currently not in a financial situation requiring compliance with the procedure set forth in article 633 of the BCC. We expect that the Issuer's net assets will again fall below half of its issued share capital (*maatschappelijk kapitaal*) two years following the Issue, upon which the procedure according to article 633 of the BCC will require the Shareholders Meeting to decide upon the continuation or cessation of the activities.

5 See "*Description of the Shares and corporate structure, History of share capital*" for further details.
6 At the date of this Prospectus an amount of €2 million has been pledged to the bank in view of the lease contract for the new laboratories.

Outlook

In the next three years the Enlarged Galapagos Group intends to:

- Become a leader in the discovery of novel mechanism-of-action based therapies for bone and joint disease;
- Maintain a prominent position in providing high-value drug discovery services to the global biopharmaceutical industry;
- Maintain a prominent position in target discovery and validation services to the global biopharmaceutical industry;
- Become a leader in turn-key, integrated target-to-lead project offerings to the global biopharmaceutical industry;
- Increase its revenue base by partnering, reagent sales and services;
- Build its research and development capacity, capable of delivering one clinical candidate and two pre-clinical candidates per year from 2007 onwards;
- In-license pre-clinical compounds to strengthen its development pipeline resulting in a clinical molecule in 2006; and
- Out-license its intellectual property, including the drug targets, of its Alzheimer's disease programme.

Risks

Our business is subject to a number of risks. The risks are discussed in detail in "*Risk factors*". We are an early stage discovery company, and our targets and drug discovery programmes are in early stage of development. We do not have any products in clinical or pre-clinical development. Our industry experience tells us that even after reaching the clinical development stage it takes more than 4 years before a drug becomes available on the market. It is also possible that we may never successfully develop or commercialise any of our product candidates or become profitable. As of 31 December 2004, we had an accumulated consolidated deficit of approximately €21.2 million since our inception and we will continue to incur net losses over the next several years. Consequently, we do not expect to be able to pay dividends in the next several years.

The Offer Shares involve substantial risk. You should carefully read this entire Prospectus and should give particular attention to the following risk factors. The risks that the Issuer now foresees might affect it to a greater or different degree than it currently expects. There are a number of important factors that could cause Galapagos' actual results to differ materially from those indicated by the forward-looking statements contained in this Prospectus. These factors include, without limitation, the risk factors listed below and other factors presented throughout this Prospectus. The risk factors listed below do not appear in any particular order.

Risks related to Galapagos' business

The success of Galapagos is uncertain due to its limited operating history, its history of operating losses and the uncertainty of future profitability.

Due in large part to the significant research and development expenditures required to identify and validate new drug targets, Galapagos has not been profitable and has generated operating losses since its incorporation in 1999. Currently, Galapagos' revenues are generated by its business unit Galadeno as well as by its drug discovery business unit. The combined revenue is insufficient to generate profits. As of 31 December 2004, Galapagos had an accumulated consolidated deficit of approximately €21.2 million and a deficit on the statutory accounts of €22.5 million. These losses remain on the balance sheet. Galapagos expects to incur losses for at least the next several years and expects that these losses will actually increase as it expands its research and development activities, incurs significant pre-clinical, clinical and testing costs and possibly expands its facilities. Moreover, Galapagos' losses are expected to continue even if its current research projects are able to successfully develop novel drug candidates. If the time required to generate revenues and achieve profitability is longer than anticipated or if Galapagos is unable to obtain necessary capital, it may not be able to fund and continue its operations. Galapagos is unable to predict if or when it will achieve and maintain profitability.

Galapagos will need additional capital in the future to sufficiently fund its operations and research.

Galapagos will require additional financing in the future to fund its operations. Galapagos' operations require significant additional funding in large part due to its research and development expenses, future pre-clinical and clinical-testing costs and the possibility of expanding its facilities. The amount of future funds needed will depend largely on the success of Galapagos' research and development activities and the Issuer does not know whether additional financing will be available when needed, or that, if available, it will obtain financing on terms favourable to its shareholders or Galapagos.

Galapagos has consumed substantial amounts of capital to date and operating expenditures are expected to increase over the next several years as it expands its research and development activities. It is expected that because of these increasing expenditures and the resulting losses over the next few years, the net assets of the Issuer will again fall below half of its issued share capital (*maatschappelijk kapitaal*) after two years following the Issue. If and when this happens, the procedure according to article 633 of the BCC will require the Board of Directors to draw up a report to be submitted to the Shareholders Meeting. Such Shareholders Meeting then has to decide upon the continuation (after incorporation of the losses into the share capital) or cessation of the activities of the Issuer. In the latter case, the Issuer will be liquidated and investors may not recover the full value of their investment.

Galapagos' future funding requirements will depend on many factors, including, but not limited to:

- Any changes in the breadth of its research and development programmes;
- The results of research and development, pre-clinical studies and clinical trials conducted by Galapagos or its collaborative partners or licensees, if any;
- The acquisition or licensing of technologies or compounds, if any;
- Its ability to maintain and establish new corporate relationships and research collaborations;

- Its ability to receive grants or subsidies;
- Its ability to increase sales in its service division Galadeno;
- Its ability to manage growth;
- Competing technological and market developments;
- The time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims; and
- The receipt of contingent licensing or milestone fees from its current or future collaborative and license arrangements, if established.

To the extent that Galapagos raises additional funds through collaboration and licensing arrangements, it may be required to relinquish some rights to its technologies or product candidates, or grant licenses on terms that are not favourable to Galapagos. If adequate funds are not available, Galapagos will not be able to continue developing its products.

There is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates.

At the present time, Galapagos' operations are in the early stages of drug identification and development. To date, Galapagos has only identified a number of potential drug targets and several chemical compound series, all of which are still in the very early stages of development and have not yet been put into pre-clinical or clinical testing. The current compound series that Galapagos has identified may not lead to successful drugs, and no approved drug resulting from its research may be commercially available for a large number of years, if at all. Galapagos' leads for potential drug compounds will be subject to the risks and failures inherent in the development of pharmaceutical products based on new technologies. These risks include, but are not limited to, the inherent difficulty in selecting the right drug target and avoiding unwanted side effects as well as the unanticipated problems relating to product development, testing, regulatory compliance, manufacturing, marketing and competition, and additional costs and expenses that may exceed current estimates.

Galapagos might not be able to commercialise its drug candidates successfully if problems arise in the testing and approval process.

Commercialisation of Galapagos' product candidates depends upon successful completion of pre-clinical studies and clinical trials. Pre-clinical testing and clinical development are long, expensive and uncertain processes and Galapagos does not know whether it, or any of its collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take Galapagos or its collaborative partners several years to complete any such testing, and failure can occur at any stage of testing. Interim results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If and when Galapagos' projects reach clinical trials, Galapagos or its collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons. Competitors and third parties may develop similar or superior products or have proprietary rights that preclude Galapagos from ultimately marketing its products, as well as the potential risk that its products may not be accepted by the marketplace.

If the relevant regulatory authorities do not approve products developed using Galapagos' technologies, Galapagos or its licensees will not be able to commercialise them, and it may not receive any royalty or other revenues.

The US Food and Drug Administration (FDA) must approve any pharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Agency for the Evaluation of Medicinal Products (EMEA), the European Commission and local regulatory bodies

regulate pharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which will take many years and require substantial expenditure.

If Galapagos' competitors develop technologies that are more effective than those of Galapagos, its commercial opportunity will be reduced or eliminated.

Galapagos' business environment is characterised by rapid technological change and complexity. The changing competitive landscape is perhaps the single largest issue facing the biotech industry. Galapagos competes with other companies based on several factors, including technology, product offering, disease area, intellectual property, geographic area, and time to market. Galapagos believes that the key features of its approach to identification and validation of targets as well as the prevention and treatment of disease are unique and proprietary. For each product and disease area, however, there is a multitude of technological approaches. There are many established pharmaceutical and biotechnology companies with resources greater than those of Galapagos, as well as research and academic institutions that are actively working in similar areas. There can be no assurance that Galapagos' competitors will not succeed in developing technologies and products that are less costly or more effective than any product which is currently marketed or being developed by Galapagos, or which may reach the market first, or will be more successful than the services offered or products being developed by Galapagos.

Because most of Galapagos' expected future revenues are contingent upon collaborative and license agreements, Galapagos might not meet its strategic objectives.

Galapagos' ability to generate revenues in the short to medium term depends on its ability to enter into additional service contracts and collaborative and license agreements with third parties and to maintain the agreements it currently has in place. To date, part of Galapagos' revenue from the collaborative and license agreements has been related to the research phase of these agreements, which revenue is for specified periods and in certain cases partially offset by corresponding research costs, which are recorded in research and development expenses. Following the completion of the research phase of a collaborative or license agreement, additional revenue may come only from milestone payments, which may not be paid until some time well into the future, if at all. The risk is heightened due to the fact that unsuccessful research efforts by Galapagos or its collaborator may preclude it from receiving any contingent revenue under these agreements. Galapagos' receipt of revenue from collaborative and license arrangements is also significantly affected by the timing of efforts expended by Galapagos and its collaborators and the timing of reaching predefined milestones.

Galapagos' business plan contemplates that in the longer term it will need to generate meaningful revenues from royalties and licensing agreements. To date, Galapagos has not yet received any revenue from royalties for the sale of commercial drugs, and it does not know when it will receive any such revenue, if at all. Likewise, Galapagos has not licensed any lead compounds or drug development candidates to third parties, and it does not know whether any such license will be entered into on acceptable terms in the future, if at all.

If Galapagos' current corporate collaborations or license agreements are unsuccessful or if conflicts develop with these relationships, its research and development efforts could be delayed.

Galapagos' strategy depends upon the future formation and sustainability of multiple collaborative arrangements and license agreements with third parties. Galapagos relies on these arrangements not only for financial resources, but also for expertise that it expects to need in the future relating to manufacturing, sales and marketing, and for licenses to technology rights. To date, Galapagos has entered into several of such arrangements with corporate collaborators; however, it does not know if such third parties will dedicate sufficient resources or if any such development or commercialisation efforts by third parties will be successful.

Should a collaborative partner fail to develop or commercialise a target to which it has rights from Galapagos, Galapagos may not receive any future milestone payments associated with the resulting product. In addition, the continuation of some of Galapagos' collaborative agreements may be dependent on the periodic renewal of the alliances. They may terminate before the full term of the

collaborations or upon a breach or a change of control. Galapagos may not be able to renew these collaborations on acceptable terms, if at all, or negotiate additional corporate collaborations on acceptable terms, if at all.

Galapagos is also a party to various license agreements that give it rights to use specified technologies in its research and development processes. Some of the agreements pursuant to which Galapagos has in-licensed technology permit its licensors to terminate the agreements under certain circumstances. If Galapagos is not able to continue licensing these and future technologies on commercially reasonable terms, its product development and research may be delayed.

Conflicts might also arise with respect to Galapagos' various relationships with third parties. If any of Galapagos' corporate collaborators were to breach or terminate its agreement with Galapagos or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialisation of the affected product candidates or research programmes could be delayed or terminated. Galapagos generally does not control the amount and timing of resources that its corporate collaborators devote to its programmes or potential products. Galapagos does not know whether current or future collaborative partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including its competitors, as a means for developing treatments for the diseases targeted by collaborative arrangements with Galapagos. Conflicts also might arise with collaborative partners concerning proprietary rights to particular compounds. In some of Galapagos' collaborations, Galapagos has agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under Galapagos' collaborations.

If Galapagos fails to enter into new collaborative arrangements in the future, its business and operations would be negatively impacted.

Although Galapagos has established several collaborative arrangements and license agreements, it does not know if it will be able to establish additional arrangements, or whether current or any future collaborative arrangements will ultimately be successful. For example, recently there have been and may continue to be a significant number of business combinations among large pharmaceutical companies that have resulted and may continue to result in a reduced number of potential future corporate collaborators, which may limit Galapagos' ability to find partners who will work with it in developing and commercialising its drug targets and drug candidates. If business combinations involving Galapagos' existing corporate collaborators were to occur, this could diminish, terminate or cause delays in one or more of its corporate collaborations.

Galapagos' success is dependent on intellectual property rights held by it and third parties and its interest in such rights is complex and uncertain.

Galapagos' success will depend to a large degree on its own, its licensees' and its licensors' ability to obtain and defend patents for each party's respective technologies and the products, if any, resulting from the application of such technologies. One patent family has been issued to Galapagos as of the date of this Prospectus, and Galapagos has numerous applications awaiting approval. In the future, Galapagos' patent position might be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in patents covering Galapagos' technology and its drug targets has emerged to date. Accordingly, Galapagos cannot predict the breadth of claims allowed in its or other companies' patents.

The degree of future protection for Galapagos' proprietary rights is uncertain and Galapagos cannot ensure that:

- It was the first to make the inventions covered by each of its pending patent applications;
- It was the first to file patent applications for these inventions;
- Others will not independently develop similar or alternative technologies or duplicate any of Galapagos' technologies;
- Any of Galapagos' pending patent applications will result in issued patents;

- The claims of issued patents will adequately protect the products to be developed;

- Any patents issued to Galapagos or its collaborators will provide a basis for commercially viable products or will provide Galapagos with any competitive advantages or will not be challenged by third parties;

- It will develop additional proprietary technologies that are patentable; or

- The patents of others will not have a negative effect on Galapagos' ability to do business.

Galapagos relies on trade secrets to protect technology where it believes patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While Galapagos requires employees, collaborators and consultants to enter into confidentiality agreements, it may not be adequately able to protect its trade secrets or other proprietary information in the event of any unauthorised use or disclosure or the lawful development by others of such information.

Galapagos is a party to certain in-license agreements that are important to its business, and it generally does not control the prosecution of in-licensed technology. Accordingly, Galapagos is unable to exercise the same degree of control over this intellectual property as it exercises over its internally developed technology. Moreover, some of Galapagos' academic institution licensors, research collaborators and scientific advisors have rights to publish data and information to which Galapagos has rights. If Galapagos cannot maintain the confidentiality of its technology and other confidential information in connection with its collaborations, then its ability to receive patent protection or protect its proprietary information will be impaired. In addition, some of the technology Galapagos has in-licensed relies on patented inventions developed using US government resources. For additional information concerning Galapagos' intellectual property, see "*Galapagos, Patents and intellectual property*".

If a dispute arises regarding the infringement or misappropriation of the proprietary rights of others, such dispute could be costly and result in delays in Galapagos' research and development activities.

Galapagos' success will also depend, in part, on its ability to operate without infringing on or misappropriating the proprietary rights of others. There are many issued patents and patent applications filed by third parties relating to technology, products or processes that are similar or identical to those of Galapagos or its licensors, and others may be filed in the future. There can be no assurance that Galapagos' activities, or those of its licensors, will not infringe patents owned by others. Galapagos believes that within the pharmaceutical and biotechnological industry there may be significant risks of litigation regarding patent and other intellectual property rights, and Galapagos does not know if it or its collaborators would be successful in any such litigation. Any legal action against Galapagos' collaborators or Galapagos claiming damages or seeking to enjoin commercial activities relating to the affected products, its methods or processes could:

- Require its collaborators or Galapagos to obtain a license to continue to use, manufacture or market the affected products, methods or processes, which may not be available on commercially reasonable terms, if at all;

- Prevent Galapagos from using the subject matter claimed in the patents held by others;

- Subject Galapagos to potential liability for damages;

- Consume a substantial portion of its managerial and financial resources; and

- Result in litigation or administrative proceedings that may be costly, whether Galapagos wins or loses.

If Galapagos or its licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, Galapagos or its licensees may be unable to develop or market products based on its technologies.

Galapagos may be unable to earn revenues from products based on its technologies or from its own products if a third party does not grant Galapagos or its licensees a necessary license or offers a

license only on unacceptable terms. Before Galapagos can market some of its products, it may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that Galapagos may wish to use or products that are similar to products that may be developed using its technologies. If these patent applications result in issued patents, Galapagos may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, Galapagos may be required to alter its technologies or potential products, or to avoid or stop certain activities. Galapagos' licensees may face similar problems.

If product liability lawsuits are successfully brought against Galapagos, it may incur substantial liabilities and may be required to limit commercialisation of its products.

The testing and marketing of medical products entail an inherent risk of product liability. If Galapagos cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialisation of its products. Galapagos currently does not have product liability insurance and its inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialisation of pharmaceutical products it develops, alone or with corporate collaborators. Galapagos or its corporate collaborators might not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances Galapagos is entitled to be indemnified against losses by its corporate collaborators, indemnification may not be available or adequate should any claim arise.

Galapagos has no experience in conducting clinical trials and manufacturing. Galapagos' lack of experience and need to rely on third parties may delay its clinical trials.

Galapagos has no experience in conducting the clinical trials necessary to obtain regulatory approval. Consequently, Galapagos may encounter problems in clinical trials that would cause Galapagos or the appropriate regulatory authorities to delay, suspend or terminate these trials. These problems could include the inability to conduct clinical trials at preferred sites, or the failure to enrol sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all. Galapagos also intends to use third parties to conduct clinical trials on its behalf and any failure of these third parties to perform under their arrangements with Galapagos in a timely manner may delay or terminate clinical trials. A delay or termination of clinical trials would result in a delay or inability to obtain the regulatory approval necessary for commercial distribution of potential products.

Galapagos' research and development efforts will be seriously jeopardised if Galapagos is unable to attract and retain key employees and relationships.

Being a small company with only 77 employees as at 1 September 2005, Galapagos' success depends on the continued contributions of its principal management and scientific personnel and on its ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. In particular, Galapagos' research programmes depend on its ability to attract and retain highly skilled chemists and other scientists. If Galapagos loses the services of certain personnel, including, in particular, members of its management team, its research and development efforts could be seriously and adversely affected. Although Galapagos generally has not experienced problems retaining key employees, its employees can terminate their employment with Galapagos at any time. Galapagos also expects to encounter difficulty in attracting enough qualified personnel as its operations expand and the demand for these professionals increases, and this difficulty could impede significantly the achievement of its research and development objectives.

Galapagos may be subject to damages resulting from claims that Galapagos or its employees or scientific consultants have wrongfully used or disclosed alleged trade secrets, proprietary information or confidential intellectual property of their former employers.

A number of Galapagos' employees or scientific consultants were previously employed at biotechnological or pharmaceutical companies, including its competitors or potential competitors.

Although no claims against Galapagos are currently pending, it may be subject to claims that these employees or scientific consultants or Galapagos have inadvertently or otherwise used or disclosed trade secrets or other proprietary information or confidential intellectual property of their former employers. Litigation may be necessary to defend against these claims. Even if Galapagos is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Galapagos fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work or scientific consultants could hamper or prevent Galapagos' ability to commercialise certain product candidates, which could severely harm its business.

Galapagos' information technology systems could face serious disruptions that could adversely affect its business.

Galapagos' information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and fibre connection to the internet, face the risk of systemic failure that could disrupt its operations. Although Galapagos has disaster recovery plans in place, its internal infrastructure systems might be vulnerable to damage and interruption. A significant disruption in the availability of its information technology and other internal infrastructure systems could cause interruptions in its service to customers, delays in its research and development work or the loss or delay of client relationships.

If Galapagos uses biological and hazardous materials in a manner that causes injury or violates laws, it may be liable for damages.

Galapagos' research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. Galapagos cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, Galapagos could be held liable for damages that result, and any liability could exceed its resources. Galapagos is subject to laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant.

Galapagos is exposed to credit risk on accounts receivable from certain of its counterparties.

None of Galapagos' trade receivable accounts are covered by collateral or credit insurance, and Galapagos therefore bears the risk that one of its counterparties will be unable to pay against their trade receivable accounts. In the event that any of Galapagos' large counterparties are unable to pay against their trade receivable accounts, Galapagos could suffer a decline in proceeds and profitability. Although Galapagos has procedures to limit its exposure to credit risk from its counterparties, there is no assurance that it will be able to limit its potential loss of proceeds from clients who are unable to pay in a timely manner.

If ethical, legal and social issues related to the use of genetic technology and animal testing negatively affect regulatory approval, patentability or market acceptance of Galapagos' core technologies and of the products developed using these technologies, Galapagos would not be able to generate revenues from those products or its technologies.

The commercial success of Galapagos' core technologies and any potential product resulting from these technologies will depend in part on market acceptance of these technologies and resulting products. The use of genetic technology and the necessary animal testing in some of its research and development could generate negative publicity for Galapagos and public expressions of concern could result in stricter governmental regulation. Any of these factors could delay the successful development of potential products.

The Issuer has not paid dividends since the start of its operations in 1999, and does not expect to pay dividends on the Shares in the foreseeable future.

The payment of dividends in the future will depend, among other things, upon the Issuer's earnings, capital requirements, including but not limited to a legally required reserve equal to the amount of capitalised development costs, and Galapagos' operating and financial condition. Currently, the Issuer

does not expect to pay dividends on the Shares in the foreseeable future. Furthermore, the Issuer's general reserve must be sufficient for any dividend payment. There can be no assurance that the Issuer will generate sufficient earnings to allow it to pay dividends, and if the Issuer does, the Shareholders Meeting of the Issuer may elect to reinvest instead of paying dividends. See also "*Description of the Shares and corporate structure, Dividend policy*".

The strategic objectives of Galapagos may not be achieved.

The value of an investment in Galapagos is dependent upon Galapagos achieving its strategic aims. There is no certainty that anticipated revenues or profits will be achieved and hence that Galapagos will be able to pay for the commercialisation of its products or that such products will appeal to potential licensees. Galapagos may also need to commit greater resources than have currently been budgeted for and it is possible therefore that Galapagos may have resource constraints on its ability to achieve its stated objectives.

Risks related to the Shares

The share price of the Offer Shares will be considerably higher than the net asset value per Share.

BioFocus Shareholders will receive Offer Shares whose price is higher than the par value of the Shares (€5.45 per share) and that therefore will substantially exceed the value of Galapagos assets after subtracting liabilities (€1.67 per share), based on audited financial statements for the year ended 31 December 2004. The Closing Price of an Existing Galapagos Share was €8.16 on 20 September 2005.

Dilution resulting from the exercise of outstanding warrants in the future and possible future capital raises could adversely affect the price of the Shares.

The dilution resulting from the exercise of outstanding warrants could adversely affect the price of the Shares. See also "*Management and employees, Warrant plans*". In addition, the Issuer may decide to raise capital in the future through public or private (convertible) debt or equity financings by issuing Shares or preferred financing shares, debt or equity securities convertible into Shares, or rights to acquire these securities, and exclude or limit the preferential subscription rights pertaining to the then outstanding Shares. If the Issuer raises significant amounts of capital by these or other means, it could cause dilution for its existing shareholders.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future.

The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price and volatility of the Shares:

- Announcements of technological innovations or new commercial products or collaborations by Galapagos' competitors or Galapagos itself;
- Developments concerning proprietary rights, including patents;
- Developments concerning its collaborations;
- Publicity regarding actual or potential medical results relating to products under development by its competitors or Galapagos;
- Regulatory developments in Europe, the United States and other countries;
- Litigation; and
- Economic, monetary and other external factors.

Galapagos expects that its (interim) results of operations will fluctuate, and this fluctuation could cause the market price of its Shares to fall, causing investor losses.

Galapagos' (interim) operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the market price of its Shares to fluctuate significantly or decline. Some of the factors that could cause its operating results to fluctuate include:

- The timing of entering into and the expiration of license agreements and co-development arrangements;
- The success rate of its own and its licensees' discovery efforts leading to royalties and other payments;
- The timing and willingness of its licensees to commercialise products which would result in royalties and other payments; and
- General and industry specific economic conditions, which may affect its own and its licensees' research and development expenditures.

A large portion of Galapagos' expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of its expenses and its revenues. Accordingly, if revenues decline or do not grow as anticipated, Galapagos may not be able to correspondingly reduce its operating expenses and may suffer losses accordingly. Due to the possibility of fluctuations in its revenues and expenses, Galapagos believes that period-to-period comparisons of its operating results are not a good indication of its future performance. Galapagos' operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the market price of its Shares would probably fall.

If securities or industry analysts cease to publish research or reports about Galapagos, or if they change their recommendations regarding the Shares adversely, the Share price and trading volume could fall.

The trading market for the Shares will be influenced by the research and reports that industry or securities analysts publish about Galapagos or its industry. If one or more of the analysts who cover Galapagos, or its industry, downgrade the Shares, the market price of the Shares would likely fall. If one or more of these analysts ceases coverage of Galapagos or fails to regularly publish reports on Galapagos, Galapagos could lose visibility in the financial markets, which in turn could cause the market price of the Shares or the trading volume to fall.

If Galapagos' shareholders sell substantial amounts of the Shares, the market price of the Shares may fall.

If shareholders sell substantial amounts of the Shares, the market price of the Shares may fall. These sales might also make it more difficult for the Issuer to issue or sell equity or equity-related securities in the future at a time and price that the Issuer deems appropriate. Also see "*Principal shareholders and lock-up agreements*".

If Galapagos' largest shareholders choose to act together, they may be able to control Galapagos' management and operations, acting in their best interests and not necessarily in those of other shareholders.

Some of Galapagos' shareholders (who might include the Pre-IPO Shareholders) may together have the ability to influence or determine decisions requiring approval by shareholders. They may exercise this ability in a manner that advances their best interests and not necessarily those of other shareholders. Galapagos is not aware of the existence of any agreement to act together or cooperate in such a manner except for the agreement among the Pre-IPO Shareholders in the lock-up agreement whereby they will consult each other and those willing to sell will act together if the IPO-Managers would consent to a sale of Shares prior to the end of the 2 years lock-up period. Also see "*Principal shareholders and lock-up agreements*".

The anti-takeover provisions in Galapagos' Articles of Association and the laws of Belgium may prevent a beneficial change in control.

The Articles of Association authorise the Board of Directors to take the following actions in the event of a public takeover: (i) to increase the Issuer's capital in one or more occasions as from the date of the notification by the BFIC to the Issuer of a public takeover offer for the Shares and (ii) to acquire Shares representing up to 10% of the Issuer's capital.

Under Belgian law, public takeover bids for all the outstanding voting securities issued by the Issuer are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Furthermore, in the event that an individual or a company intends to acquire the joint or exclusive control of the Issuer through one or several transactions and the price of the contemplated transfer includes a control premium, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for Shares during the 12 months preceding the acquisition of control of the Issuer. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price. All these measures and provisions may have the effect of substantially discouraging a takeover bid by a third party.

Being incorporated in Belgium, the Issuer is not subject to the City Code. Therefore a takeover of the Issuer would not be regulated by the Panel.

CDIs representing Offer Shares will not entitle CDI holders to attend and vote at Shareholders Meetings.

CDIs representing Offer Shares do not currently enable the holders of such CDIs to attend and vote at a Shareholders Meeting. However, the Issuer intends to procure, as far as possible within the applicable CREST Regulations and practice and Belgian law, that holders of CDIs are treated in an equivalent manner to holders of Shares as regards attending and voting at general meetings of the Issuer. Whilst the Issuer is negotiating arrangements with CRESTCo for the CDI holders to be able to receive notices of Shareholders Meetings and attend and vote in the same way as holders of Shares, these arrangements have not yet been finalised and remain under discussion and it may not ultimately be possible for such voting arrangements to be put in place. See paragraph 16(c) of the letter from ING Corporate Finance in Part II of the Offer Document for further information.

The market price of Galapagos' Shares may be subject to wide fluctuations in response to many factors.

Variations in the operating results of Galapagos, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, general economic conditions, legislative changes in Galapagos' sector and other events and factors can have an impact on the market price of Galapagos Shares that are outside Galapagos' control.

Risks related to the Offer for BioFocus

The opportunity Galapagos was given to conduct due diligence was limited and may not have revealed all relevant facts.

Although Galapagos was given the opportunity to conduct, and did conduct, business, financial, tax and legal due diligence at a level considered appropriate for the purpose of arriving at a valuation of and proper assessment of the risks associated with BioFocus Group, the time that was given to Galapagos in which to conduct such due diligence was restricted and therefore not all potential risks may have been discovered during the due diligence. Notwithstanding the due diligence, it cannot be excluded that Galapagos will encounter facts and situations that are currently not known to them and that are materially adverse to Galapagos' reputation and business, compliance with law, financial condition and/or results of operation.

Galapagos may not be able to realise the full benefits of the BioFocus Acquisition and successfully integrate the business and employees.

The expected synergies resulting from the integration and combination of the commercial activities of the two companies are explained in this Prospectus (see "*The Offer and the Admission*"). Achieving the expected benefits and synergies associated with the BioFocus Acquisition will depend, in part, upon whether the business and the employees of BioFocus Group can be integrated in an efficient and effective manner. To date, Galapagos has no experience of integrating businesses of a comparable size of BioFocus Group. The process of integrating the business and employees of BioFocus Group may be disruptive to both businesses and may take longer than anticipated. Also it is possible that additional transaction costs or future operating expenses could arise. Any failure by Galapagos to efficiently and effectively integrate BioFocus Group in the expected manner could have an adverse affect on the financial condition and/or results of operations.

The Enlarged Galapagos Group will depend in part on the generation of revenues from the successful introduction of new products and services, which may not be accepted by the marketplace.

The Enlarged Galapagos Group will depend in part on the generation of revenues from the successful introduction of new products and services. These may not be accepted by the marketplace due to factors such as pricing, ability to supply or the failure of the Enlarged Galapagos Group to convince customers that its new products and services are more attractive than alternatives. This risk would result in revenues below those currently foreseen.

The Enlarged Galapagos Group operates in a number of highly competitive market sectors, including some which are open to competitors based in low cost based economies.

If and when BioFocus Group becomes part of it, the Enlarged Galapagos Group will operate in a number of highly competitive market sectors, including some which are open to competitors based in low cost based economies such as India, China and Eastern Europe. The Enlarged Galapagos Group may lose business or suffer margin deterioration if it is unable to differentiate its products and services sufficiently from such competitors.

An additional, third listing on AiM might not be beneficial, as Galapagos' will incur increased listing expenses, the liquidity on Euronext Brussels and Euronext Amsterdam may become lower and there may not be a liquid market for the Offer Shares on AiM.

As a listed company on AiM, Galapagos will incur increased costs associated with investor relations and public company reporting requirements in the UK, as well as the listing costs. As a result of the listing on AiM the liquidity of the Shares on Euronext Brussels and Euronext Amsterdam may become lower. On the other hand, the admission to trading of the Shares on AiM should not imply that there will be a liquid market for such shares on AiM. Hence, the liquidity of the Offer Shares could be lower than the liquidity of BioFocus Shares before the Offer.

Fluctuations in exchange rates may cause fluctuations in Galapagos' financial results if and when BioFocus Group becomes part of the Enlarged Galapagos Group.

Galapagos cannot predict the effect of exchange rate fluctuations upon future results of operations or financial condition, and its exposure to currency translation risk could have a material adverse effect on its business, results of operations or financial condition.

Currently, the majority of Galapagos' revenues are in Euros. This will change if and when BioFocus Group becomes part of the Enlarged Galapagos Group. Galapagos' principal currency translation risk will then arise from the fact that the financial records of its subsidiary in the UK are maintained in pounds sterling. Upon preparing consolidated financial statements, Galapagos' Euro-denominated consolidated reported financial results can be affected by changes in the relative value of the pound sterling against the Euro. Moreover, fluctuations in currency values distort period-to-period comparisons of financial performance. In the event of a significant and sustained change in the relative value of any of the currencies in which Galapagos does business, its suppliers may request or its customers may experience price increases in their national markets. Such increases could result in decreased margins and decreased sales. Given the high volatility of currency exchange rates, there can be no assurance that Galapagos will be able to effectively manage its currency risk to minimise its impact on Galapagos' business.

Responsibility for the Prospectus

The Issuer accepts responsibility for the information contained in this document. To the best of the knowledge of the Issuer (who has taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

BioFocus accepts responsibility for the information on BioFocus Group contained in "*The Offer and the Admission*" and for the financial information in "*Financial information on BioFocus*". To the best of the knowledge of BioFocus (which has taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and contains no omission likely to affect its import.

Deloitte Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr Geert Verstraeten and Mr Gert Vanhees, accepts responsibility for its report on Galapagos contained in "*Consolidated financial information on Galapagos*", as is stated in the independent auditor's report which can also be found in "*Consolidated financial information on Galapagos*", for its report on Galapagos' loss forecast (see "*Loss forecast for Galapagos, Report on the loss forecast by Deloitte*") and its report on the pro forma statement of net assets of the Enlarged Galapagos Group (see "*Report regarding unaudited pro forma statement of net assets of the Enlarged Galapagos Group*"). To the best of the knowledge of Deloitte Bedrijfsrevisoren (which has taken all reasonable care to ensure that such is the case), the information contained in such reports is in accordance with the facts and does not omit anything likely to affect the import of such information. The membership number of Deloitte Bedrijfsrevisoren with the Belgian Institute of Chartered Accountants (*Instituut der Bedrijfsrevisoren*) is IBR014.

ING Corporate Finance accepts responsibility for its report on Galapagos' loss forecast (see "*Loss forecast for Galapagos, Reports on the loss forecast by ING Corporate Finance*"). To the best of the knowledge of ING Corporate Finance (which has taken all reasonable care to ensure that such is the case), the information contained in such report is in accordance with the facts and contains no omission likely to affect its import.

Potential investors should rely only on the information contained in this Prospectus. The Issuer has not authorised anyone to provide potential investors with information that differs from that contained in this Prospectus. The information contained in this Prospectus is true and accurate only as of the date set forth on the cover page of this Prospectus. In no circumstances shall the issue of this Prospectus imply that at any time after the date of this Prospectus the situation of Galapagos has remained unchanged since the date of this Prospectus, nor that the information included in this Prospectus would be true and accurate at any time after this date.

If a significant new factor, material mistake or inaccuracy relating to the information contained in this Prospectus affecting the assessment of the Offer Shares arises after the BFIC has approved the Prospectus but before the Offer is declared unconditional in all respects, the Issuer shall publish a supplement to the Prospectus. Such a supplement will need to be approved by the BFIC in a maximum of seven working days and published in accordance with the same arrangements as were applied when the original Prospectus was approved. If the Issuer does not provide a supplement to the Prospectus relating to such matter, the BFIC may suspend the Issue until such matter has been made public.

The results of the Offer will be published by means of a press release.

The consolidated annual accounts of the Issuer as at and for the years ending on 31 December 2004, 2003 and 2002, drawn up in accordance with the International Financial Reporting Standards (IFRS), have been audited by the statutory auditor Deloitte Bedrijfsrevisoren, represented by Mr Geert Verstraeten and Mr Gert Vanhees. The auditor approved these annual accounts without reservation but with an explanatory paragraph to explain that the accounts were drawn up assuming that the Issuer would continue as a going concern, despite the fact that the Issuer had incurred substantial losses, which affected its financial situation. The auditor states that this assumption is justified only to the extent that the Issuer will continue to receive the financial support of its shareholders or is able to raise additional funding from other sources. The auditor's report on the consolidated annual accounts for the years ending on 31 December 2004, 2003 and 2002 is included in "*Consolidated financial information on Galapagos*". The 2005 and 2004 half-year figures have not

been derived from audited consolidated financial statements and are hence not audited by Deloitte Bedrijfsrevisoren.

The statutory annual accounts of the Issuer as at and for the years ending on 31 December 2004, 2003 and 2002, drawn up in accordance with the Belgian Generally Accepted Accounting Principles (Belgian GAAP), have been audited by the statutory auditor Deloitte Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr Geert Verstraeten and Mr Gert Vanhees. The auditor approved these annual accounts without reservation but with an explanatory paragraph to explain that the accounts were drawn up assuming that the Issuer would continue as a going concern, despite the fact that the Issuer had incurred substantial losses, which affected its financial situation. The auditor states that this assumption is justified only to the extent that the Issuer will continue to receive the financial support of its shareholders or is able to raise additional funding from other sources.

Certain financial and statistical information in this Prospectus has been subject to rounding adjustments and to currency conversion adjustments. Accordingly, the sum of certain data may not be equal to the expressed total. Unless the context otherwise requires, the terms "we", "us" and "our" used in this Prospectus refer to Galapagos. In this Prospectus the singular includes the plural and *vice versa*, unless the context otherwise requires.

Approval of the Prospectus

On 16 September 2005, the BFIC approved this Prospectus in accordance with Article 14 of the Belgian Law of 22 April 2003 concerning the public offerings of securities and for the purposes of the Prospective Directive. The BFIC has provided to the FSA and the AFM (the UK and Dutch competent authorities for the purposes of the Prospectus Directive respectively), in accordance with Article 18.1 of the Prospectus Directive, a Certificate of Approval in respect of the Prospectus and an English-language version of the Prospectus. With this Certificate of Approval, the Issuer does not have to obtain approval from the AFM for the application for admission to trading of the Offer Shares on Eurolist by Euronext Amsterdam. In addition, the Certificate of Approval enables the Issue to be made in the UK in accordance with the prospectus rules published by the FSA. The BFIC's approval does not imply any judgement on the merits or the quality of the Issue, the Existing Galapagos Shares, the Offer Shares, the Issuer or the applications for admission of the Offer Shares to trading on Eurolist by Euronext Amsterdam and Euronext Brussels and the AiM Admission, and neither do they render judgment on the position of the persons undertaking the Issue. The BFIC has approved the Dutch language version of the Prospectus. The Issuer has also made this Prospectus available in English. The Issuer takes responsibility for consistency between the texts in these Dutch and English versions.

The Prospectus also constitutes an admission document for the purposes of the AiM Rules in connection with the application for admission to trading of the Existing Galapagos Shares and the Offer Shares on AiM. London Stock Exchange plc has not itself examined or approved the contents of this Prospectus.

The Issue of the Offer Shares and this Prospectus have not been submitted for any kind of approval to regulatory authorities outside of Belgium.

Legal publications

The notice required by Article 13, §1 of the aforementioned Belgian Law of 22 April 2003 will be published in the Belgian national press on 22 September 2005. All publications in connection with the Issue will be announced according to chapter V (*Publication and dissemination of advertisements*) of the Commission Regulation (EC) No 809/2004.

The Offer Document containing the Offer for the BioFocus Shares by ING Corporate Finance on behalf of the Issuer will be sent to all BioFocus Shareholders (other than those in the Restricted Jurisdictions) on the date of this document.

Selling restrictions

The issue and distribution of this Prospectus may be restricted by law in certain jurisdictions. The Issuer does not represent that the Prospectus may be lawfully distributed in jurisdictions outside

Belgium, the Netherlands and the UK, or that the Offer Shares may be lawfully offered in compliance with any applicable registration or other requirements under applicable securities laws in a jurisdiction outside Belgium, the Netherlands and the UK, or pursuant to any exemption available thereunder. Neither the Issuer, ING Corporate Finance nor Kempen & Co assumes any responsibility for such distribution or offering. Those who receive this Prospectus are required to inform themselves and to observe any applicable laws of any relevant jurisdiction including obtaining any requisite, governmental or other approval. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No action has been (or will be) taken other than in Belgium, the Netherlands and the UK to permit an offering in any jurisdiction where action would be required for that purpose. Accordingly, the Offer Shares may not be offered or sold, directly or indirectly, and neither the Prospectus nor any advertising or other offering material may be distributed or published in any jurisdiction outside Belgium, the Netherlands and the UK, except in circumstances that will result in compliance with any applicable laws and regulations. This Prospectus does not constitute an offer to sell any of the Offer Shares to, or a solicitation of an offer to buy any of the Offer Shares from, any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. No initiatives, which would render this Issue public, may therefore be taken outside Belgium, the Netherlands and the UK.

In particular, the Offer Shares have not been and will not be registered under the US Securities Act and, subject to certain exceptions, may not be offered or sold within the United States or to US persons, except to certain persons in offshore transactions under Regulation S of the US Securities Act. The Offer Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offer Shares or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

This Prospectus may not be supplied to the public in any jurisdiction outside Belgium, the Netherlands and the UK in which any registration, qualification or other requirements exist or would exist in respect of any public issue of the Offer Shares and, in particular, may not be distributed to the public in the United States, Canada, Japan or Australia. Any failure to comply with these restrictions may constitute a violation of US, Canadian, Japanese or Australian securities laws or the securities regulations of other jurisdictions.

Decision to invest

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Issue, including the merits and risks involved.

The contents of this Prospectus are not to be construed or interpreted as legal, financial, business or tax advice. Each prospective investor should consult his or her own legal, financial, business and tax advisers as to legal, financial, business or tax advice regarding an investment in the Offer Shares, before making any investment decision and in order to determine whether or not as a prospective investor, he or she is legally permitted to purchase the Offer Shares under applicable laws and regulations.

Galapagos has a limited operating and financial history upon which prospective investors may evaluate its business and prospects. Prospective investors should be aware that they may be required to bear the financial risk of their investment for an indefinite period of time. Any person into whose possession this Prospectus may come, is in particular advised to refer to "*Risk factors*" in this Prospectus, which chapter identifies certain significant risks and should be read carefully by prospective investors.

The Offer Shares have not been recommended by any federal or state securities commission or regulatory authority in Belgium or anywhere else. If you are in any doubt about the contents of this Prospectus, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised financial adviser who specialises in advising on the acquisition of shares and other securities.

Role of the advisers and potential conflicts of interest

ING Corporate Finance, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser in connection with the Issue and the Offer and as Nominated Adviser and Nominated Broker in connection with the AiM Admission, exclusively for Galapagos and no one else, and will not be responsible to anyone other than Galapagos for providing the protections afforded to clients of ING Corporate Finance, or for providing advice in relation to the Issue and the Offer.

Kempen & Co, which is regulated in the Netherlands by the Dutch Central Bank (*De Nederlandsche Bank*) and the Authority for the Financial Markets (*Autoriteit Financiële Markten*), is acting as financial adviser in connection with the Issue and the Offer and, through its affiliate Kempen & Co NV, as listing agent on Eurolist by Euronext Amsterdam, exclusively for Galapagos and no one else and will not be responsible to anyone other than Galapagos for providing the protections afforded to clients of Kempen & Co, or for providing advice in relation to the Issue and the Offer.

ING Corporate Finance and Kempen & Co and their respective affiliates have from time to time engaged in, and may in the future engage in, commercial banking, investment banking and financial advisory transactions and services in the ordinary course of their business with Galapagos or any parties related to Galapagos. With respect to certain of these transactions and services, the sharing of information is generally restricted for reasons of confidentiality, internal procedures or applicable rules and regulations. ING Corporate Finance and Kempen & Co have received and will receive customary fees and commissions for these transactions and services and may come to have interests that may not be aligned or could potentially conflict with the interests of Galapagos and/or its investors. For example, Kempen & Co is acting as financial adviser in connection with the Issue and the Offer and through its affiliate Kempen & Co NV, as listing agent on Eurolist by Euronext Amsterdam. Kempen & Co NV is acting as a liquidity provider on Eurolist by Euronext Amsterdam to Galapagos, and Kempen & Co acted as one of Galapagos' IPO-Managers in May 2005. ING Corporate Finance is acting as financial adviser in connection with the Issue and the Offer and as Nominated Adviser and Nominated Broker in connection with the AiM Admission.

Available information

Starting from the date of this Prospectus until the Admission Date, price-sensitive information (as defined in Article 10, §1, 1°, b of the Belgian Law of 2 August 2002 on the supervision of the financial industry and the financial market, Article 28h of the Dutch Listing and Issuing Rules (*Fondsenreglement*)) will be made available to investors by an announcement published in one or more national newspapers in Belgium and the Netherlands and a press release in accordance with the Euronext reporting and publication system and via other information providers in accordance with Article 6 of the Royal Decree of 31 March 2003 on the obligations of issuers of financial instruments admitted to trading on a Belgian regulated market.

For a period of 12 months commencing on the date of this Prospectus the memorandum of association (*akte van oprichting*) of the Issuer, the Articles of Association and the consolidated and statutory annual accounts of the Issuer as at and for the years ending on 31 December 2004, 2003 and 2002 (or copies thereof), where applicable, will be made available for inspection at the seats of Galapagos in Mechelen, Belgium and BioFocus in Saffron Walden, Essex, UK. These documents can also be obtained from Galapagos' website www.glpg.com. The report regarding the Board of Directors' approval of the issue of the Offer Shares as well as the auditor's report regarding the capital increase can be obtained from Galapagos' website, once deposited at the clerk's office at the commercial court in Mechelen. For a period of 12 months commencing on the date of this Prospectus, Deloitte Bedrijfsrevisoren's report on Galapagos' loss forecast and its report on the pro forma statement of net assets of the Enlarged Galapagos Group and ING Corporate Finance's reports on Galapagos' loss forecast will be made available for inspection at the seat of Galapagos in Mechelen, Belgium.

The Prospectus is also available via the internet on the following websites: www.glpg.com and www.ing.com/bgprospectus. Copies of the Prospectus can also be requested via the email address documents@kempen.nl.

Posting this Prospectus on the internet does not constitute any offering of, or an invitation to purchase, negotiable securities. The text of this Prospectus can only be accessed through the websites referred herein. An electronic version may not be reproduced, or made available in any place or be printed for the purpose of circulation.

The contents of Galapagos' website do not form part of this document.

Reference to market data

All references to market data, industry statistics and forecasts and other information in this Prospectus consist of estimates based on data and reports compiled by industry professionals, organisations, analysts, publicly available information or the Issuer's own knowledge of its sales and markets.

Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. If any of these assumptions is incorrect, actual results may differ from the projections based on those assumptions. The Issuer has not independently verified this information or determined the reasonableness of such assumptions. In addition, in many cases the Issuer has made statements in this Prospectus regarding its industry and its position in the industry based on industry forecasts, market research and internal surveys as well as its experience. While these statements are believed to be reliable, they have not been independently verified.

For all the information that has been sourced from a third party, the information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information publishes by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. For all the information used from third parties, the accurate source is identified and included in a footnote.

Forward-looking statements

This Prospectus contains forward-looking statements including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "*Risk factors*". Given these uncertainties, prospective investors are advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as at the date of this Prospectus. The Issuer expressly disclaims any obligation to update any such forward-looking statements in this Prospectus to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

A brief overview of Galapagos

Galapagos is a drug discovery company focused on finding new drugs against diseases that affect the joints and bones. This summary gives a brief introduction to Galapagos' technology and explains how its unique approach could help bring new drugs to the market.

The **human genome**, or blueprint for all of the cells in the human body, is made up of tens of thousands of genes. **Genes** are composed of **DNA** and contain the instructions for building all of the cell's proteins. **Proteins** control the structure and function of all of the cells that make up the human body. Before a cell can use the DNA to make protein, the DNA must first be re-written into **RNA**. The cell's machinery then uses the RNA to produce protein. Therefore, the process of making protein in the cell goes from DNA to RNA to protein (see the yellow box in Figure 1).

Nearly all diseases and disorders are caused by a disruption in the normal function of certain proteins. Therefore, the main goal of pharmaceutical companies is to design drugs that alter the activity of these proteins so that normal function returns and the cause of the disease is minimised or eliminated. One of the main obstacles in discovering new drugs is knowing exactly which of the body's thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become **targets** for drug design. Finding these targets is one of the critical steps in the drug discovery process.

In order to study proteins in human cells, Galapagos takes advantage of the distinctive properties of **adenoviruses**. Adenovirus is the virus that causes the common cold and has the capability to infect almost every type of human cell, which is the reason it is so contagious. The adenoviruses Galapagos works with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses have been made **replication incompetent**, meaning they are unable to reproduce outside of the laboratory environment, and are therefore a safe vehicle for the delivery of DNA into human cells. Figure 1 shows how the viruses deliver these pieces of DNA into human cells in the laboratory, causing the cells to either make more of a certain protein (**knock-in**) or to block the production of new protein (**knock-down**).



Knock-in
FLeXSelect®
Knock-down
SilenceSelect®
DNA
RNA
protein
DNA
RNA
protein
DNA
RNA
protein
amount of protein after knock-in
amount of protein in normal cells
amount of protein after knock-down

Figure 1: Comparison of a specific protein's amount before and after knock-in or knock-down.

Knock-down vs knock-in

[illegible]

Galapagos combines the ability to alter the amount of protein in human cells with a **high-throughput screening** method. Using this method, Galapagos is able to run many small-scale experiments simultaneously. Operating on a grid system, where each square corresponds to a small test tube with cells that have undergone a change in a specific protein, Galapagos can screen many thousands of proteins in a short period of time.



Viruses containing specific pieces of DNA are arranged on a grid.

Each virus delivers this specific piece of DNA into the cells, causing a particular protein to be knocked-in or knocked-down. Therefore, each square on the grid contains cells that have undergone a change in the amount of a specific protein.

Experiments are designed to monitor (by, for example, a color change) the effect the protein change has on the cells. Because this change corresponds to a specific protein, the protein can be further investigated and eventually become a drug target.

Figure 2: High-throughput screening technique: using adenoviral collections to screen human cells.

Based on their function and design, proteins are divided into several classes. Researchers in the pharmaceutical industry generally agree that certain classes of proteins respond to drugs better than other classes. These classes of proteins are referred to as **drugable** and form the basis of most drug research programs. Galapagos has constructed a focused collection of viruses that either knock-in (**FLeXSelect®**) or knock-down (**SilenceSelect®**) the drugable proteins. With these collections, Galapagos has screened human cells that are affected by diseases like osteoarthritis, osteoporosis and rheumatoid arthritis, and has identified proteins that control the disease. By further testing (validating) these proteins in more advanced studies, Galapagos has found a number of targets suitable for new drug development.

Galapagos is currently conducting drug discovery research based on the targets discovered using this technology. Once a target is validated, it is tested against large collections of chemical small molecules to identify the structures that interact (block or activate) with the target. These chemical structures are then optimised to obtain "drug-like" characteristics followed by testing of the drug candidate in the clinic. This process of drug discovery is similar to the approach taken by large pharmaceutical companies and has resulted in breakthrough medicines such as Gleevec®, a recently approved oncology product by Novartis.

Galapagos' uniqueness lies in using human cells, which gives a more realistic idea of the effect that protein might have on the disease in the human body than studying proteins in engineered cells (cell lines) and animal cells, as other companies do. Moreover, Galapagos concentrates its efforts on the drugable proteins and can efficiently screen these proteins in human cells. Galapagos believes that this unique approach to target identification and validation increases the chances of success in bringing new drugs to the market.

In addition to forming the basis of Galapagos' internal target discovery activities, these adenoviral collections and screening technologies are also available to academic institutes and pharmaceutical companies through **Galadeno**, Galapagos' services unit. Numerous partners have already applied Galapagos' technology across a number of disease areas, aiding the scientific and pharmaceutical communities to better understand the cause of disease and further progressing the development of new drugs.

Introduction

The boards of the Issuer and BioFocus today announce the terms of the recommended offer by ING Corporate Finance on behalf of the Issuer for the entire issued and to be issued ordinary share capital of BioFocus. The Issuer is a drug discovery biotechnology company incorporated in Belgium that discovers breakthrough medicines for the treatment of bone and joint diseases. Galapagos has built a unique technology platform to identify novel drug targets by their function by identifying disease modifying drug targets through functionally screening human disease models and provides access to this platform to pharmaceutical customers through its profitable services business unit Galadeno. BioFocus Group is an integrated drug discovery business, offering a range of drug discovery and contract chemistry services to the global pharmaceutical and biotechnology industries.

The boards believe that the Enlarged Galapagos Group will be well positioned to provide a suite of complementary biology and chemistry services to a broad base of customers throughout the global pharmaceutical and biotechnology industries. The boards of the Issuer and BioFocus believe that the larger customer base that will result from the BioFocus Acquisition should provide opportunities for cross-selling and allow the Enlarged Galapagos Group to become a drug discovery services partner of choice for leading pharmaceutical companies. In addition, the boards believe that the combined technologies of the Enlarged Galapagos Group will significantly enhance its proprietary drug discovery and development capabilities, assisting in the transition to a fully integrated drug development biopharmaceutical company.

Details of the Offer for BioFocus

Terms and conditions

On behalf of the Issuer, ING Corporate Finance has offered to acquire, on the terms and subject to the conditions set out in the Offer Document, all of the BioFocus Shares on the following basis:

for each BioFocus Share **0.225 Offer Shares**

and so in proportion for any other number of BioFocus Shares held. Fractions of Offer Shares will not be allotted or issued pursuant to the Offer but will be aggregated and sold in the market for the benefit of Galapagos.

The Offer values the entire issued share capital of BioFocus at approximately £20.2 million (or €30.0 million) and each BioFocus Share at approximately 124 pence based on the Closing Price of an Existing Galapagos Share of £5.51 (or €8.16) on 20 September 2005, being the last trading day prior to the publication of this Prospectus, and based on a €1.4822 per £1 exchange rate as at the same date. At approximately 124 pence, the Offer represents:

- A premium of approximately 121% to the Closing Price of a BioFocus Share on 20 September 2005 of 56.0 pence, being the last trading day prior to the Announcement Date; and

- A premium of approximately 86% to the average Closing Price of a BioFocus Share for the last 30 trading days of 66.7 pence.

If all BioFocus Shares that are outstanding at the date of this Prospectus are tendered under the Offer, 3,670,508 Offer Shares will be issued, representing approximately 28.6% of the issued share capital of the Enlarged Galapagos Group. If, in addition, all BioFocus Shares that result from the exercise of all BioFocus Options outstanding at the date of this Prospectus are tendered under the Offer, 3,960,646 Offer Shares will be issued in total, representing approximately 30.2% of the issued share capital of the Enlarged Galapagos Group.

Further details of the Offer

The first closing date of the Offer will be 13.00 hours (London time), on 12 October 2005. In any event, the Offer must become unconditional as to acceptances by midnight (London time) on 20 November 2005.

The Offer is contained in the Offer Document and will be made in accordance with the requirements of the City Code. The conditions to which the Offer is subject and certain other terms of the Offer are presented in "*Conditions and further terms of the Offer*" of this Prospectus. For more information on the Offer, please refer to the Offer Document and the Form of Acceptance.

BioFocus Options

The Offer will extend to any BioFocus Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) before the date on which the Offer closes, including BioFocus Shares issued pursuant to the exercise of BioFocus Options whilst the Offer remains open for acceptance (or by such earlier date as, subject to the City Code, the Issuer may decide).

The Issuer intends to make appropriate proposals to BioFocus Optionholders in respect of any outstanding BioFocus Options once the Offer becomes or is declared unconditional in all respects. These proposals are expected to be allowing the BioFocus Optionholders to exercise any outstanding BioFocus Options and offering to acquire the BioFocus Shares that may be issued as a result on terms similar to the Offer.

Assuming all of the BioFocus Options are exercised either during the period whilst the Offer remains open for acceptance, as described above, or pursuant to the proposals that the Issuer proposes to make to BioFocus Optionholders following the Offer becoming or being declared unconditional in all respects, and on a basis of 0.225 Offer Shares for each BioFocus Share, the additional number of Galapagos Shares that might be issued is 290,138.

For details of the outstanding BioFocus Options, see "*The Offer and the Admission, Information on BioFocus Group*".

Irrevocables

Irrevocable undertakings to accept, or to procure the acceptance of, the Offer have been received by the Issuer from the BioFocus Directors, in respect of, in aggregate, the 636,070 BioFocus Shares beneficially owned by them, representing approximately 3.9% of the entire existing issued share capital of BioFocus.

Inducement fee arrangements

The Issuer and BioFocus have entered into a mutual inducement fee agreement in connection with the Offer pursuant to which they have agreed a break fee of £200,000 (being approximately 1% of the value of the Offer) which will be payable by either the Issuer or BioFocus in the circumstances described below.

BioFocus will pay the fee to the Issuer in the event that:

- The Offer lapses or is withdrawn in circumstances where the firm intention of a third party to make an offer in relation to a Competing Transaction is announced (for the purposes of Rule 2.5 of the City Code) and such Competing Transaction becomes or is declared unconditional in all respects. The fee will not be payable in these circumstances if the transaction is an acquisition of shares with less than 30% of the voting rights in BioFocus, unless within 12 months of such acquisition the purchaser of the shares, together with any persons acting in concert with him, makes a general offer for all of the shares in BioFocus not already owned by him or by such persons;

- The Offer lapses or is withdrawn in circumstances where the BioFocus Directors recommend (or agree or resolve to recommend) a Competing Transaction;

- The BioFocus Directors withdraw, modify (in a manner adverse to the Issuer) or fail to continue their recommendation of the Offer or resolve to take such actions (except in circumstances where a material adverse change occurs in the business, assets, financial position or profits of Galapagos which in any case would be likely to have a material adverse effect on Galapagos); or

- BioFocus and/or the BioFocus Directors, directly or indirectly, solicit discussions or negotiations with any other party relating to a possible Competing Transaction.

The Issuer will pay the fee to BioFocus in the event that the Issuer withdraws the Offer as a result of its wrongful act or omission and in breach of the City Code.

For further details of the inducement fee arrangements, see "*Galapagos, Material contracts*".

Details of the Admission

Application will be made for the Offer Shares to be admitted to trading on Eurolist by Euronext Brussels and Euronext Amsterdam. It is expected that admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam will become effective on the same day as, or the next dealing day following, When Issued AiM Admission.

Application will be made to the London Stock Exchange for both the Existing Galapagos Shares and the Offer Shares to be admitted to trading on AiM. Application will also be made for the Existing Galapagos Shares and the Offer Shares to be admitted to trading on AiM on a "when issued" basis. It is expected that admission of the Existing Galapagos Shares and the Offer Shares to trading on AiM on a "when issued" basis will commence within four dealing days following the day on which the Offer becomes or is declared unconditional in all respects (save for the Final Conditions), and AiM Admission will become effective and normal dealings in the Existing Galapagos Shares and the Offer Shares on AiM will commence within seven dealing days following the such date.

The Offer is conditional upon When Issued AiM Admission, but not upon AiM Admission or admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam. Unless the Offer becomes or is declared unconditional in all respects by the Issuer, the Offer Shares will not be issued. Settlement of the consideration to which any BioFocus Shareholder is entitled under the Offer will be effected within 14 days after the Offer becomes or is declared unconditional, or, in case the acceptances are received after the date that the Offer becomes or is declared unconditional, within 14 days after receiving the acceptances.

The Issuer intends that the Offer Shares should be initially be delivered, held and settled in CREST. Your attention is drawn to the section on the delivery and the settlement arrangements relating to the Offer Shares in connection with the Offer, which will be represented by CREST depository interests (CDIs) in paragraph 16 of the letter from ING Corporate Finance in Part II of the Offer Document.

The Existing Galapagos Shares are being traded with ISIN number BE0003818359 and under the symbols GLPG and GLPGA on Eurolist by Euronext Brussels and Euronext Amsterdam respectively. The quotation of the Shares on Eurolist by Euronext Brussels and Euronext Amsterdam is in Euro. The quotation of the Shares on AiM will be in pounds sterling.

The Offer Shares will be issued free from all liens, equities, charges, encumbrances and other interests. The Offer Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing issued Existing Galapagos Shares, including the right to receive all dividends and other distributions declared, made or paid after their Issue and relating to the entire fiscal year 2005. Fractions of Offer Shares will not be allotted or issued pursuant to the Offer but will be aggregated and sold in the market for the benefit of Galapagos. Further information on the Shares can be found in the chapter "*Description of the Shares and corporate structure*".

Background to and reasons for the BioFocus Acquisition

Galapagos' strategy is to create an innovative drug discovery company that develops breakthrough medicines for the treatment of bone and joint diseases with unmet medical needs. In line with this strategy, Galapagos is seeking to develop into a fully integrated drug discovery company. Galapagos currently has operations in two distinct areas of drug discovery, as set out below:

- A target discovery division, Galadeno, that identifies and validates novel targets for drug discovery, both for internal development by Galapagos and for partnering with pharmaceutical and biotechnology companies; and

- A drug discovery division that leverages the targets for bone and joint diseases into a product pipeline of novel drug candidates.

A key part of Galapagos' strategy is to expand its presence in the drug discovery area and create a business of sufficient critical mass to become a prominent player in this field. Galapagos believes that the BioFocus Acquisition will help create a business that spans the full range of drug discovery capabilities. The addition of pre-clinical expertise in drug discovery, medicinal chemistry and molecular informatics will strengthen Galapagos' position as a prominent drug discovery entity.

Galapagos and BioFocus Group strongly believe that there is clear need in the pharmaceutical industry for high-quality, innovative and integrated drug discovery technology. Every major pharmaceutical company needs to bring new drugs to the market each year in order to sustain substantial growth. Traditional drug development methods have fallen short of this goal. Consequently, the industry faces a product pipeline gap that it cannot close by current in-house research and development efforts. Both Galapagos and BioFocus Group have experienced and benefited from pharmaceutical companies' need for novel technologies and drug candidates to expand companies' product pipelines.

In combining Galapagos' technology in the discovery of novel drug targets with BioFocus Group's drug discovery capabilities, Galapagos believes that the new entity will be very well positioned to exploit these needs within the pharmaceutical industry. Galapagos offers drug target discovery services based on a novel and patented technology. These services have been endorsed by alliances with major pharmaceutical and biotechnology partners. Galapagos provides both reagents for discovery and validation of drug targets, as well as screening services. BioFocus Group is active in areas of drug discovery that are largely complementary to those of Galapagos, namely: medicinal chemistry, hit-to-lead development, lead optimisation and molecular informatics. BioFocus Group's automated chemistry capabilities and facilities are available to clients and have been used by BioFocus Group to create a prominent brand of hit finding libraries, the SoftFocus® collections. BioFocus Group can both supply and internally screen these libraries for projects within its key target areas of kinase, GPCR and ion channel gene families.

The complementary nature of BioFocus Group's drug discovery engine, with its proven track record, to Galapagos' existing technology platforms, would extend Galapagos' reach and creates an integrated business for the development of new drug candidates. Galapagos and BioFocus Group believe that the combination of the two businesses is particularly attractive at a time of outsourcing of research and development activities by the pharmaceutical industry. The boards of Galapagos and BioFocus believe that the market for drug discovery services is set to experience a period of strong growth, due to the pressing need by the pharmaceutical industry for novel, breakthrough medicines. Moreover, the imminent expiration of patents on a large number of blockbuster drugs puts additional pressure on the industry to come up with adequate replacements. As such, the combination has a strong commercial rationale.

Galapagos expects that the BioFocus Acquisition will considerably strengthen the position of the Enlarged Galapagos Group as a major drug discovery company. Both companies target the same market, yet there is very limited overlap in customer base and in the respective technologies and product offerings. It is expected that the BioFocus Acquisition will provide strategic, commercial and operational benefits. These benefits to shareholders of Galapagos and shareholders of BioFocus can be summarised as follows:

Strategic fit in drug development

BioFocus Group's expertise in chemistry, lead discovery and lead optimisation will greatly accelerate the progress of Galapagos' programmes. The successful hit identification experienced in Galapagos' rheumatoid arthritis programme, which is due in large part to the current agreement between Galapagos and BioFocus, underscores the merits of the fit between the two companies. Similar advantages and benefits are expected in Galapagos' other drug discovery programmes following the BioFocus Acquisition.

Enhanced service offering

In recent years there has been an increasing trend within the pharmaceutical industry toward outsourcing in order to improve efficiency and profitability. Part of this trend has involved outsourcing early stage drug discovery and development activities. A number of companies have

sought to benefit from this trend by offering a range of niche drug discovery support services ranging from target discovery, high-throughput screening, assay development, combinatorial chemistry and medicinal chemistry.

However, many of these companies do not have a sufficiently broad service offering to satisfy pharmaceutical companies and therefore lack critical mass to compete effectively within the industry. Galapagos has built a unique technology platform to identify novel drug targets according to their function (*see "Galapagos"*), which it offers to pharmaceutical customers on a service basis through its subsidiary Galadeno. BioFocus Group offers expertise to pharmaceutical companies in the fields of high-throughput screening, predictive assay design and combinatorial and medicinal chemistry, among others.

Galapagos believes that by combining the technologies of the respective companies, the Enlarged Galapagos Group would be able to offer a comprehensive suite of complementary biology and chemistry services to pharmaceutical customers and thus become, in effect, a 'one-stop shop' for target and drug discovery outsourcing.

Enhanced financial position

The Enlarged Galapagos Group would have had combined 2004 revenues of about €28.5 million and combined cash of €30.5 million (based on revenues of €7.8 million and €20.7 million and cash of €27.5 million and €3.0 million, for Galapagos and BioFocus respectively)[7]. This enhanced position would enable Galapagos to further build its position in the drug discovery arena.

Improved customer base

The Enlarged Galapagos Group will be able to realise opportunities to cross-sell its service offerings to Galapagos' and BioFocus Group' existing customer bases. Being able to offer turnkey projects from target discovery to lead delivery will be attractive to a wider pool of prospective pharmaceutical companies seeking integrated outsourcing solutions and will enhance the Enlarged Galapagos Group's ability to secure high-value deals with pharmaceutical partners.

Enhanced proprietary drug discovery

Currently, Galapagos' core expertise lies in the ability to discover and identify novel drug targets. By merging with BioFocus Group, the Enlarged Galapagos Group will have the ability to identify and optimise novel drug candidates against these targets, thus generating value by developing drugs along the value chain from target discovery up to pre-clinical testing. This will present the Enlarged Galapagos Group with the opportunity to accelerate its proprietary drug discovery and development efforts as well as expand its third-party service offering.

Strengthening of management team

Both Galapagos and BioFocus Group have a strong and experienced management team. The enlarged business will have a management team with a long-standing track record in all aspects of drug discovery.

Cost savings

Although the activities of the two companies are complementary, Galapagos' management has identified certain areas where it believes that the combined entity will be able to reduce costs, for example by rationalisation of certain support tasks.

Operational synergies

Over the next few years, Galapagos will require access to substantial medicinal chemistry expertise in order to meet its goal of building a pipeline of clinical and pre-clinical products, and it is expected that majority of this requirement would have to be satisfied by outsourcing. Upon successful completion of the Offer, it is anticipated that Galapagos will be able to use BioFocus Group's

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7 The combined revenue calculation is based on Galapagos' audited 12 month revenues to 31 December 2004 and BioFocus' 12 month unaudited revenues to 31 December 2004 (£14.03 million), converted from pounds sterling to Euros at an average exchange rate during 2004 of €1.4738 per £1 (source: Datastream). The combined cash position calculation is based on Galapagos' unaudited cash position at 30 June 2005 and BioFocus' unaudited cash position at 31 July 2005 (€2.98 million) (see "*Financial Information on BioFocus, Capitalisation and indebtedness of BioFocus*"). Please note that these figures are based on different accounting policies (IFRS and UK GAAP for Galapagos and BioFocus respectively).

expertise, support and infrastructure to perform the required medicinal chemistry as part of the enlarged business.

Information on BioFocus Group

Introduction

BioFocus Group, based near Cambridge, UK, is a drug discovery business that offers outsourced drug discovery products and services in discovery biology, medicinal chemistry and molecular informatics to the global pharmaceutical and biotechnology industries.

It was founded in 1997 by a group of former Wellcome scientists with expertise in medicinal, combinatorial and computational chemistry. BioFocus Group was one of the first European-based companies focusing on the provision of discovery chemistry platforms to the pharmaceutical and biotechnology industries. Following the acquisition of Cambridge Drug Discovery Holdings Limited ("CDD") in June 2001, BioFocus Group was able to provide a broader offering to clients with the addition of CDD's specialisation in the development and application of biological assay systems.

BioFocus Group derives revenues from product sales, research fees, technology access and programme payments as well as having rights to downstream milestones and royalties.

As of 31 August 2005 BioFocus Group had 112 employees, of these 112 employees, 88 are scientists and more than 50% of the scientists hold PhD degrees. Many of the BioFocus Group scientists have backgrounds in the pharmaceutical and biotechnology industries, which provides valuable insight into the requirements of BioFocus Group's clients.

BioFocus Group's target areas

Kinases

Imbalances in kinase activity are a major factor in many disease states and represent one of the fundamental intracellular signalling mechanisms. Their involvement in the regulation of cell growth is therefore widely believed to hold promise for the future treatment of cancer. There are predicted to be over 500 kinases in the human genome and it is only in recent years that drugs designed specifically to inhibit kinases have reached the market.

BioFocus Group has invested a significant amount of time and effort into the understanding of kinases and their interaction with potential drug candidates. This knowledge has been applied to the development and design of BioFocus Group's SoftFocus compound libraries and computational tools.

GPCRs

G-Protein coupled receptors (GPCRs) are complex proteins which sit in the cell membrane. They function to bind molecular signals present outside the cell, such as hormones and neurotransmitters, and transmit the information to the cell. There are over 700 GPCRs and they represent the most widely investigated target class by the pharmaceutical industry, being associated with a variety of conditions including depression, schizophrenia, blood pressure and asthma.

BioFocus Group's work in the area of GPCRs has led to the development of its Thematic Analysis® tool which has been utilised in collaborations with certain of its clients and in the design of BioFocus Group's SoftFocus libraries.

Ion channels

Ion channels are pores in the wall of a cell that open or close in response to a certain stimulus. They are highly complex and relatively poorly understood. However, they are becoming increasingly important across all therapeutic areas. BioFocus Group has developed high-throughput screening methods for ion channels using atomic absorption spectroscopy, FLIPR (fluorometric imaging plate reader) and automated electrophysiology, which have dramatically increased the quantity and quality of data. This technology has been successfully applied to both potassium and sodium channels and provides a robust and sensitive screening platform that has successfully identified novel lead molecules for several ion channel types. BioFocus Group launched its first ion channel libraries in 2004, which have been well received by clients.

BioFocus Group products and services

BioFocus Group operates an integrated business model using its range of technologies and skills to provide clients with drug discovery products and services. BioFocus Group's operating divisions are organised according to its technology offerings. These are:

- **Discovery Products**: BioFocus Group's Discovery Products division offers novel compound libraries of drug-like compounds in the target areas of kinases, GPCRs, ion channels and C-Nucleosides. Compounds within these libraries are characterised by having higher hit rates than conventional compound libraries. The division also offers computational toolkits for drug design;

- **Discovery Services**

  - **Medicinal Chemistry and Molecular Informatics**: The Medicinal Chemistry and Molecular Informatics division offers expert optimisation and development of molecules into drug candidates, as well as computational drug design including prediction of physicochemical properties. BioFocus Group also offers customised library synthesis for pharmaceutical clients through this division; and

  - **Discovery Biology**: The Discovery Biology services division, largely built through the 2001 acquisition of CDD, provides assay development and screening across multiple platforms and in several target areas. The division also performs ADMET (absorption, distribution, metabolism, excretion and toxicity) and other pharmacological profiling on partners' drug compounds.

Discovery Products

SoftFocus screening libraries are biologically targeted screening libraries that have been developed using medicinal chemistry, structural biology and informatics. Each SoftFocus library comprises around 1,000 drug-like compounds built on single or multiple scaffolds and which are high in purity (typically over 90%). BioFocus Group has libraries available for kinase, GPCR (Family A and B), ion channel and C-Nucleoside targets.

There are several SoftFocus kinase libraries, which are available on a non-exclusive, easy-access, basis and are targeted against a wide range of therapeutically important kinase receptors. The SoftFocus GPCR libraries have been designed using BioFocus Group's Thematic Analysis which links small molecule activity directly to protein sequence. Each SoftFocus GPCR library is directed towards a key "theme" but has multi-theme targeting built in to provide a wider focus and hence increase the possibility of hitting a broad range of GPCR targets, including orphan receptors.

BioFocus Group's libraries have been rated number one in an independent scientific study for novelty and drug likeness.[8]

Medicinal Chemistry and Molecular Informatics

The Medicinal Chemistry division utilises BioFocus Group's integrated approach to offer its clients support for validation of actives which have been obtained by screening (active-to-hit chemistry), hit-to-lead chemistry and lead to candidate optimisation chemistry. BioFocus Group also offers its pharmaceutical clients customised library synthesis from within this division, which provide compound libraries for primary screening, lead optimisation and patent exemplification. These libraries can be based on both client sourced scaffold chemistries or BioFocus Group's own designs.

The Molecular Informatics group provides support for Medicinal Chemistry, Discovery Products and Discovery Biology projects. It uses a mixture of industry standard software and innovative proprietary solutions for protein modelling, computational chemistry, data analysis and informatics.

Additionally, BioFocus Group has an ongoing programme aimed at developing proprietary informatics solutions to enhance BioFocus Group's collaborative drug discovery capability.

[8] Source: "Drug-like annotation and duplicate analysis of 23-supplier database totalling 2.7M compounds", Baurin et al., J. Chem. Inf. Comput. Sci. 44 (2004), 643.

Thematic Analysis

Thematic Analysis has been developed by BioFocus Group to enable the rational design of GPCR lead-finding libraries and rapid GPCR hit-to-lead optimisation. It is a predictive and knowledge-based technology, which specifically associates defined topological patterns within families of receptors to key structural features of molecules.

The development of Thematic Analysis has allowed the reclassification of GPCR receptors according to the presence of specific binding regions (Themes) for molecular fragments (Motifs). Using this knowledge, screening libraries have been developed whose individual compounds exhibit a wide range of structural motifs designed to target key themes.

Thematic Analysis has been used to design libraries of molecules directed to screening against GPCR receptors of Family A ("rhodopsin-like") and Family B ("secretin-like").

Kinase Toolkit

This is an integrated suite of chemoinformatic, bioinformatics structure and medicinal chemistry technologies and databases which are used in both the design of libraries of kinase inhibitors for hit generation and hit-to-lead or lead optimisation projects targeting specific kinases.

EasyADMET

This models ADMET properties and assists in prioritising high-throughput screening hits for follow-up and to guide synthesis. It delivers property prediction programmes and QSAR (Quantitative Structure Activity Relationship) equations.

Discovery Biology

The Discovery Biology division provides assay development and screening in multiple platforms and target areas. It has expertise in the utilisation of a wide range of standard technologies and state-of-the-art robotics that enable the configuration of high-throughput screening compatible cell-based and cell-free assays for a wide selection of target types and, where necessary, can provide cloning, recombinant expression and purification of the target.

BioFocus Group has a high-throughput screening library comprising several collections of diverse sources. As well as access to SoftFocus libraries, BioFocus Group also has a collection of approximately 100,000 compounds derived from third parties, including commercial sources. Compounds found within the BioFocus Group screening collections have provided hits against a wide range of target types. As well as providing access to the library for screening collaborations BioFocus Group gives partners the option to license hits that have been obtained by internal BioFocus Group research activities.

BioFocus Group also performs ADMET *in vitro* screening that can both assist in the prioritisation of high-throughput screening hits (by identifying those that have the best chance of success *in vitro*) and to guide synthesis in hit-to-lead and lead optimisation projects.

Partners

BioFocus Group has supplied products and services to most of the major pharmaceutical and biotechnology companies in the world including Amgen, Aventis, Biovitrum, Daiichi, GlaxoSmithKline, Grunenthal, Johnson & Johnson, Lilly, Mitsubishi Pharm Corporation, Procter & Gamble, and Roche.

Lead partnering portfolio

BioFocus Group has a portfolio of four 100% owned programmes and eleven in which it has 50% ownership (the majority of these being with Biovitrum). The table below details these programmes and their various stages of development.

Target	Potential indications/ therapeutic areas	Stage	Ownership
Rho-kinase (ROK) inhibitors	Cancer, Glaucoma	Leads	100%
Bombesin-like BRS-3 agonists	CNS, cancer, metabolic disease	Lead	100%
Bombesin-like BRS-3 antagonists	CNS, cancer, metabolic disease	Leads	100%
JNK-1 inhibitors	Inflammation	Early hit-to-lead	100%
ChK1 inhibitors	Cancer	Hits	50%
5-HT2a	Cardiovascular and CNS	Leads	50%
5-HT7	CNS – cognitive disorders, schizophrenia and sleep disorders	Hits	50%
UT2	Cardiovascular	Hits	50%
NPY2	Obesity – agonist	Hits	50%
BK1	Inflammation, pain	Hit	50%
SST5	Acromegaly and diarrhoea associated with hormone secreting tumours – Oncology	Hits	50%
P2Y2	Respiratory, opthalmics	Hits	50%
5HT1f	CNS – migraine, anxiety disorder	Hits	50%
NMU2	Metabolic disease, obesity	Assay	50%
GalR1	CNS – Alzheimers	Assay	50%

Table 3: BioFocus Group lead partnering portfolio

Additionally, BioFocus Group has a cancer drug discovery collaboration with the Memorial Sloan-Kettering Cancer Center ("MSKCC") in New York, which was entered into in December 2004. The agreement is for the supply of several SoftFocus kinase libraries which will be screened by MSKCC against resistant and sensitive cancer cells. BioFocus Group retains a share of the value of any drugs discovered and developed by MSKCC and its partners.

Financial information on BioFocus Group

The table below sets out the results of BioFocus Group for the 15 months ended 31 March 2005[9], the years ended 31 December 2004 and 2003 and the half-years ended 30 June 2004 and 2003.

FINANCIALS BIOFOCUS GROUP	15 months ended 31 March 2005 (audited)	12 months ended 31 December 2004 (unaudited)	6 months ended 30 June 2004 (unaudited)	12 months ended 31 December 2003 (audited)	6 months ended 30 June 2003 (unaudited)
Thousands of £/according to UK GAAP					
Turnover	**15,449**	**14,030**	**7,117**	**15,837**	**7,462**
Profit/loss on ordinary activities before amortisation of goodwill, taxation and exceptional items	123	1,510	105	1,619	57
Exceptional items	1,902	450	—	847	—
Profit/loss on ordinary activities before amortisation of goodwill and taxation	-1,779	1,060	105	772	57
Operating profit/loss before tax	-3,139	-28	-439	-316	-487
Net current assets	7,084	12,179	11,185	11,334	10,523
Profit/loss per share					
Basic	-31.85p	-1.60p	-1.87p	-0.99p	-3.1p
Fully diluted	-31.85p	-1.60p	-1.87p	-0.99p	-3.1p
Earnings per share before amortisation of goodwill					
Basic	-23.51p	5.08p	1.47p	5.71p	0.23p
Fully diluted	-23.51p	5.01p	1.44p	5.67p	0.23p

Table 4: Financials of BioFocus Group

Current trading and prospects

Following BioFocus Group's change of year-end, the latest accounting period is for the 15 month period ending 31 March 2005. Turnover for this period was £15.45 million (year ended 31 December 2003: £15.84 million). The profit before exceptional costs, amortisation of goodwill and tax for the 15 month period was £0.12 million (year ended 31 December 2003: £1.62 million). After exceptional costs and amortisation of goodwill, the group made a loss before tax of £3.14 million (year ended 31 December 2003: loss of £0.32 million).[10]

BioFocus Group, as has been the case with most of its competitors, experienced difficult trading conditions over the last 18 months, which have largely resulted from:

- The continued downward pressure on the research budgets of pharmaceutical companies as they focus on their late stage pipelines;
- A lack of new investment in the biotechnology sector; and
- Competition from low-cost service providers in the Far East and Eastern Europe.

In response to these pressures, BioFocus Group has:

- Consolidated its operations from three sites to one at Chesterford Park, near Cambridge, UK;
- Reduced its headcount from 134 to 112;

[9] The indicative exchange rate at 31 March 2005 was €1.45 per £1, as reported by Datastream.
[10] The indicative exchange rate at 31 March 2005 was €1.45 per £1, as reported by Datastream.

- Strengthened its management team by appointing a new Chief Business Officer and a new Chief Scientific Officer;
- Focused its Research & Development expenditure on the development of new products and services, many of which will be launched in the second half of the current financial year;
- Adjusted its service offering to value added activities that are less prone to competition from low cost service providers; and
- Curtailed expenditure on its propriety drug discovery programmes.

As a result, BioFocus Group has reduced its cost base by approximately £2 million per annum and it is hoped further benefits will arise from better interaction and co-operation between the separate divisions and the introduction of its new products and services.

During the current financial year, BioFocus Group has continued to trade in line with its internal forecast and in the three months ended 30 June 2005 generated revenues through service fees and sales of its compound libraries. As in previous years, revenue and profit will be heavily weighted towards the second half of the financial year. This will be particularly marked this year compared with last year, given the effect of the comparatively high level of licensing income achieved in the first half of 2004.

BioFocus Group has a milestone pipeline based upon 10 programmes covering multiple indications. The milestones cover a wide range from validated hits through to clinical development and into marketing and they have a total potential value of £100 million, with some of the programmes also providing royalties. BioFocus Group anticipates the first significant clinical milestones being achieved in 2007.

Galapagos and BioFocus Group are of the opinion that there is a clear need for integrated drug discovery services, especially the value-added services that BioFocus Group has been able to offer. Combining assay development with focused, high quality chemistry libraries and smart software tools, provides a sound basis to reverse the decline in revenues that was shown in 2004. Combining BioFocus Group's offering with Galapagos' target discovery and validation products and services will further enhance the positioning in the market place and the prospects for renewed growth of service and product revenues.

BioFocus Shareholders

To give an impression of BioFocus' current shareholders, the following table sets forth its shareholder structure as at 1 August 2005. According to the register maintained by BioFocus, the following shareholders had an interest of 3% or more in the issued ordinary share capital of BioFocus at that date:

Shareholder	Number of shares	Percentage
Alta-Berkeley VCV	555,349	3.4%
Chase Nominees Limited	2,294,569	14.1%
Chase Nominees Limited 30332 Account	536,059	3.3%
HSBC Global Custody Nominee (UK) Limited 879738 Account	567,303	3.5%
HSBC Global Custody Nominee (UK) Limited 887711 Account	960,000	5.9%
Nortrust Nominees Limited TDS Account	650,000	4.0%
Nutraco Nominees Limited	653,152	4.0%
Teawood Nominees Limited 37987 Account	490,060	3.0%
UK Medical Ventures Fund No 1 Limited	579,116	3.5%
Board members	636,070	3.9%
Other shareholders	8,391,692	51.4%
Total	**16,313,370**	**100.0%**

Table 5: Shareholding structure BioFocus

The "nominee accounts" mean that the organisations mentioned are holding a position in the shares on behalf of another person or entity.

The interests of the BioFocus Directors in BioFocus' share capital, including family interests, were as follows as at the date of this Prospectus:

Shareholder	**Number of shares**	**Percentage**
David Stone	524,310	3.2%
Geoff McMillan	10,000	0.1%
Stephen France	100,000	0.6%
Brian Adger	1,760	0.0%
James Cook	—	—
David Phillips	—	—
Chris Newton	—	—
Total	**636,070**	**3.9%**

Table 6: Interests of the BioFocus Directors in BioFocus

Development of price BioFocus Shares

The figure below shows the closing prices and the trading volumes of the BioFocus Shares for all trading days since the beginning of 2005 until 20 September 2005 on AiM as reported by Datastream.

Share price and volume of BioFocus Shares traded on AiM
3 January 2005 to 20 September 2005 (daily basis)



Number of BioFocus Shares traded (in 1,000)
500
400
300
200
100
0
1.20
1.00
0.80
0.60
0.40
0.20
Closing price BioFocus Share (in £)
3 Jan
21 Jan
10 Feb
2 Mar
22 Mar
11 Apr
29 Apr
19 May
8 Jun
28 Jun
18 Jul
5 Aug
25 Aug
14 Sep

Figure 3: Share price and volume of BioFocus Shares traded. *Source: Datastream.*

BioFocus Option Schemes

The following table (which does not reflect the proposals the Issuer will make to BioFocus Optionholders once the Offer becomes or is declared unconditional in all respects) sets forth the details of the BioFocus Options outstanding under the BioFocus Option Schemes as at the date of this Prospectus:

Overview of BioFocus Option Schemes at the date of this Prospectus	Number of options	Exercise price	Start of exercise period	End of exercise period
Option issue 1	3,000	£0.255	26 October 2001	25 October 2008
Option issue 2	6,000	£2.950	31 March 2003	30 March 2010
Option issue 3	12,000	£2.500	28 April 2003	27 April 2010
Option issue 4	57,000	£2.500	18 January 2004	17 January 2011
Option issue 5	24,409	£5.350	23 April 2004	22 April 2011
Option issue 6	118,750	£2.800	8 April 2005	7 April 2012
Option issue 7	199,899	£2.665	24 April 2005	23 April 2012
Option issue 8	133,334	£1.415	4 November 2005	3 November 2012
Option issue 9	247,154	£0.780	4 March 2006	3 March 2013
Option issue 10	64,260	£0.250	1 December 2003	30 November 2013
Option issue 11	245,000	£2.140	31 March 2007	30 March 2014
Option issue 12	60,000	£1.215	4 November 2007	3 November 2014
Option issue 13	60,000	£0.850	4 April 2008	3 April 2015
Option issue 14	58,697	£0.675	8 August 2008	7 August 2010
Total	**1,289,503**			

Table 7: Overview of BioFocus Option Schemes

The following table (which does not reflect the proposals the Issuer will make to BioFocus Optionholders once the Offer becomes or is declared unconditional in all respects) sets forth the details of the BioFocus Directors' BioFocus Options outstanding under the BioFocus Option Schemes as at the date of this Prospectus:

Overview of BioFocus Directors' BioFocus Option Schemes at the date of this Prospectus	Number of options	Exercise price	Start of exercise period	End of exercise period
David Stone	17,000	£2.500	18 January 2004	17 January 2011
	27,500	£2.800	8 April 2005	7 April 2012
	15,000	£2.665	24 April 2005	23 April 2012
	10,000	£0.780	4 March 2006	3 March 2013
Geoff McMillan	133,334	£1.415	4 November 2005	3 November 2012
	66,666	£0.780	4 March 2006	3 March 2013
	64,260	£0.250	1 December 2003	30 November 2013
	100,000	£2.140	31 March 2007	30 March 2014
Stephen France	10,000	£2.500	28 April 2003	27 April 2010
	23,500	£2.800	8 April 2005	7 April 2012
	30,000	£2.665	24 April 2005	23 April 2012
	10,000	£0.780	4 March 2006	3 March 2013
	10,000	£2.140	31 March 2007	30 March 2014
Brian Adger	2,000	£2.500	28 April 2003	27 April 2010
	3,375	£2.800	8 April 2005	7 April 2012
	5,000	£2.665	24 April 2005	23 April 2012
	2,000	£0.780	4 March 2006	3 March 2013
Chris Newton	60,000	£0.850	4 April 2008	3 April 2015
David Philips	60,000	£1.215	4 November 2007	3 November 2014
Total	**649,635**			

Table 8: Overview of BioFocus Directors' BioFocus Option Schemes

Current and proposed Executive Committee and Board of Directors of Galapagos

Galapagos has both a Board of Directors and an Executive Committee. The Executive Committee, which currently comprises five members, is responsible for the operational and strategic management of Galapagos and the implementation of Galapagos' strategy as developed and agreed with the Board of Directors.

Current Executive Committee of Galapagos

The Executive Committee of Galapagos is currently constituted as follows:

- Onno van de Stolpe – Chief Executive Officer;
- Graham Dixon – Chief Scientific Officer;
- Andre Hoekema – Managing Director Galadeno;
- Dirk Pollet – Vice President Business Development; and
- Vicky Gwosdz – Head of Finance.

Proposed Executive Committee of Galapagos

The proposed Executive Committee of Galapagos will be constituted as follows:

- Onno van de Stolpe – Chief Executive Officer;
- Graham Dixon – Senior Vice President Drug Discovery;
- Andre Hoekema – Senior Vice President Corporate Development;
- Chris Newton – Senior Vice President BioFocus;
- David Phillips – Senior Vice President Sales & Marketing; and
- Dirk Pollet – Senior Vice President Licensing & Intellectual Property.

In addition, an agreement in principle has been reached with a new CFO who will join the Executive Committee within two months following a successful completion of the Offer. BioFocus Group's CFO, Stephen France, will fulfil a part-time interim finance role. The summaries of the proposed new members of the Executive Committee are included below. See "*Management and employees, Executive Committee*" for further details on the current members of the Executive Committee.

Chris Newton, PhD: proposed Senior Vice President BioFocus (currently Chief Operating Officer BioFocus)

Dr Chris Newton was appointed to BioFocus in 2005 where he holds the position of Chief Operating Officer. Between 2000 and 2005, he was a founding scientist and Chief Scientific Officer, and Board Director at Argenta Discovery Ltd. From 1979 to 2000, he held a variety of senior management positions in both research and development (medicinal and process chemistries, high-throughput biological screening and high-throughput analysis) in the Rhone-Poulenc group of companies, working on a variety of projects some of which reached clinical trials, including one, temozolomide, which is now a marketed project with Schering Plough. Chris holds a degree in Natural Sciences from the University of Cambridge and is Emeleus chemistry prize holder of that university. He earned his PhD at the University of Sheffield in 1979, for which he was awarded the Turner Prize. Chris has been appointed to visiting academic fellowships and professorships associated with the University of Warwick (1994-1998) and the University of Essex (1995-1999) during his industrial career. He has published almost 50 learned journal articles and patents and is a member of the American Chemical Society (ACS), Society of Medicines Research (SMR), Society of the Chemical Industry (SCI) and Royal Society of Chemistry (RSC). Since 1997 he has served as a committee member on the RSC Biological and Medicinal Chemistry Interest Group.

David Phillips: proposed Senior Vice President Sales & Marketing (currently Chief Business Officer BioFocus)

David Phillips joined BioFocus as Chief Business Officer in 2004 from The Automation Partnership where he held the position of Vice President, Sales and Marketing. Prior to this he has worked for Argenta Discovery and has extensive experience in biotechnology start-up companies. David Phillips graduated from London University with a degree in Pharmacology and spent 15 years in Sales & Marketing with Glaxo. He has developed global experience in business development dealing with pharmaceutical companies in the USA, Europe and Japan.

Current Board of Directors of Galapagos

The Board of Directors currently constitutes as follows:

- Raj Parekh – Chairman;
- Onno van de Stolpe – CEO;
- Ferdinand Verdonck;
- Wilson Totten;
- Barry Ross;
- Laurent Ganem; and
- Harrold van Barlingen.

Proposed Board of Directors of Galapagos

The proposed Board of Directors of Galapagos will be constituted as follows:

- Raj Parekh – Chairman;
- Onno van de Stolpe – CEO;
- Ferdinand Verdonck;
- Wilson Totten;
- Barry Ross;
- Laurent Ganem;
- Harrold van Barlingen;
- David Stone; and
- Geoff McMillan.

The summaries of the proposed new members of the Board of Directors are included below. See "*Board of directors and corporate governance, Board of Directors*" for further details on the current members of the Board of Directors.

David Stone, PhD: proposed non-executive board member (currently non-executive chairman of BioFocus)

Dr David Stone is a founder of BioFocus. In May 2003 he was appointed Chairman. Prior to this, David held the position of Chief Executive from 1997. David has a BSc and PhD in Biochemistry from the University of Birmingham, UK. From 1974-1996 he held a number of positions within the Wellcome Research Laboratories and was responsible for leading a number of drug discovery research programmes across a range of therapeutic areas including anti-bacterial and cardiovascular. David Stone is the author of more than 50 publications in the fields of protein structure, enzymology and the mechanism of cardiovascular diseases.

Geoff McMillan: proposed non-executive board member (currently CEO of BioFocus)

Geoff McMillan has over twenty years experience within the pharma and biopharma sectors and has worked at a senior level in businesses at all stages of their development. His experience covers general management, business development, marketing and strategy and he has consistently demonstrated his ability to deliver results throughout his career. He began his career as a Medical Representative with Smith and Nephew. He went on to hold several sales and marketing positions before moving into business development with Roche where he was Global Head of Business Development and Planning and a member of Roche's Pharmaceutical Division board. He returned to the UK in 1993 to join the board of Xenova Group Plc as Commercial Director heading up the group's commercial activities. Geoff joined Elan in April 1996 and was instrumental in the development of Elan across Europe and in the international markets. His responsibilities included the direction of business development, marketing, supply chain and Elan's emerging businesses in the Asia Pacific region. His last position at Elan was Vice President and General Manager of Elan's UK affiliate and where he had regional responsibility for Benelux, Nordic and Ireland. Geoff joined BioFocus as COO in November 2002 becoming CEO in May 2003. He has led the transformation of BioFocus from a fee-for-service chemistry provider to an integrated drug discovery business, which provides products, programmes and services to the pharmaceutical and biotechnology industry.

Name	Dependent/ Independent	Executive/ Non-executive	Age	Other mandates	Previous mandates (past 5 years)
David Stone	Dependent	Non-executive	59	Member of the board of directors of: – BioFocus plc (UK) – Cambridge Biostability Ltd (UK) – Cambridge Sensors Ltd (UK) – ERBI Ltd (UK) – Purely Proteins Ltd (UK)	Member of the board of directors of: – BioFocus Discovery Ltd (UK) – Bridgehead International Ltd (UK) – Cambridge Drug Discovery Ltd (UK) – Cambridge Drug Discovery Holdings Ltd (UK) – Cambridge Genetics Ltd (UK)
Henry Geoffrey McMillan	Dependent	Non-executive	49	Member of the board of directors of: – BioFocus plc (UK) – BioFocus Discovery Ltd (UK) – Cambridge Discovery Ltd (UK) – Cambridge Drug Discovery Holdings Ltd (UK) – Cambridge Genetics Ltd (UK) – Maelor plc (UK)	Member of the board of directors of: – Elan Pharma International Ltd (Ireland) – Elan Pharma (Ireland) Ltd – Elan Pharma GmbH (Germany) – Elan Pharma AB (Sweden) – Elan Pharma Italy (Italy) – Elan Pharma France (France) – Elan Pharmaceutical Corporation (Phillipines) – Manga Holdings (Spain) – Vita Elan (Spain)

Table 9: Details proposed new members of the Board of Directors

Prospects for the Enlarged Galapagos Group

In the next three years the Enlarged Galapagos Group intends to:

- Become a leader in the discovery of novel mechanism-of-action based therapies for bone and joint disease;
- Maintain a prominent position in providing high-value drug discovery services and products to the global biopharmaceutical industry;
- Maintain a prominent position in target discovery and validation services to the global biopharmaceutical industry;
- Become a leader in turn-key, integrated target-to-lead project offerings to the global biopharmaceutical industry;
- Increase the revenue base by partnering, reagent sales and services;
- Build the research and development capacity, capable of delivering one clinical candidate and two pre-clinical candidates per year from 2007 onwards; and
- In-license pre-clinical compounds to strengthen the development pipeline resulting in a clinical molecule in 2006.

With the BioFocus Acquisition, Galapagos takes a well-considered step forward in the realisation of some important objectives as formulated in its strategy, as the addition of BioFocus Group's pre-clinical expertise in drug discovery, medicinal chemistry and molecular informatics and libraries will reinforce both its service and its drug discovery activities. BioFocus will become a subsidiary of the Issuer. BioFocus Group will continue its operations from its current location. The Galadeno service activities will be integrated with BioFocus Group, operating from its current location in Leiden, the Netherlands.

There are presently no intentions regarding any major changes to the business of BioFocus Group nor the disposal of BioFocus Group or a material part of the business of BioFocus Group over the next 12 months.

Further information

Risk factors

Galapagos and investors in the Offer Shares face a number of risks, which are discussed in detail in "*Risk factors*".

Taxation

In general, BioFocus Shareholders will be entitled to roll over any gains on their BioFocus Shares into the Offer Shares that they receive under the Offer. See "*Taxation in the UK*" for information in relation to UK taxation. BioFocus Shareholders resident in a jurisdiction outside the UK are recommended to seek their own advice as to their tax position in relation to the Offer.

Accounting policies

The Enlarged Galapagos Group will adopt Galapagos' accounting policies (IFRS). Galapagos' financial year-end is 31 December.

Costs

The total costs of the Issue and the applications for admission of the Offer Shares to trading on Eurolist by Euronext Amsterdam and Euronext Brussels and the AiM Admission borne by Galapagos and BioFocus in the current financial year amount to approximately 8% of the value of the Offer of £20.2 million.

The reader is advised to read "A brief overview of Galapagos" before reading this section. In addition, see "Glossary and definitions, Business glossary and definitions", which explains most terminology.

Introduction

Galapagos is a biotechnology company focused on the identification of disease modifying drug targets and the subsequent development of breakthrough medicines based on these targets. It has a novel approach to drug discovery combining genome-wide knock-in and knock-down of human proteins with cell based assay systems to analyse human biological functions. The technology has two pillars: (i) a proprietary target discovery platform of adenoviruses containing human gene sequences and (ii) functional cellular assays that mimic human diseases. This combination has enabled Galapagos to identify and validate novel drug targets in a substantial number of major diseases. Other approaches such as positional cloning and expression studies have often been based on the association of human gene sequences and the proteins they encode with disease states. In contrast to this, the heart of the Galapagos target discovery system is not a gene association, but the ability to directly link a specific protein with the cause of a disease by functionally analysing collections of human proteins in well-accepted disease models using primary human cells. These assays lead directly to individual proteins that can be used as drug targets with the aim of developing medicines to control the disease. With this technology, Galapagos has successfully discovered and validated novel drug targets in osteoarthritis, osteoporosis, rheumatoid arthritis, Alzheimer's disease and asthma.

Galapagos' proprietary drug targets are the cornerstones of its drug discovery programmes. Based on (i) the existence of large markets with high unmet medical needs, (ii) the close linkage between the disease areas, and (iii) the availability of relevant disease models, Galapagos has decided to focus on the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis. Targets outside these disease areas are selectively out-licensed. In January 2005, Galapagos announced an alliance with GlaxoSmithKline on its asthma targets for drug discovery. In addition, Galapagos anticipates partnering its Alzheimer's disease programme by the end of 2005.

Galapagos' business model is to create long-term value in drug discovery in its chosen core disease areas. In parallel to the proprietary drug discovery programmes, the target discovery technology is leveraged in fee-for-service activities for the pharmaceutical and biotech industries through its business unit Galadeno, bringing funding and expertise to support its long-term goals. Galadeno has been profitable on a "fully-loaded" basis since 2002. Galadeno has secured partnerships with top tier pharmaceutical and biotech partners and plans to continue marketing its technology platform and partnering its target portfolio. Recent corporate alliances with GlaxoSmithKline, Novartis and Vertex underscore Galapagos' value proposition in identification and validation of unique targets. Since June 2004, Galadeno has been operating as a business unit of Galapagos with independent strategic and financial planning.

Concise history

Galapagos was founded in 1999 as a joint venture between Crucell (formerly IntroGene, a biotechnology company incorporated in the Netherlands and listed on Euronext Amsterdam since October 2000) and Tibotec (a pharmaceutical research and development company incorporated in Belgium and a subsidiary of Johnson & Johnson). The collaboration was the result of an IntroGene programme to use adenoviral technology for functional genomics applications in 1998. The combination with Tibotec's robotics and data management capabilities enabled the development of a high-throughput target discovery and validation platform. From the start, Galapagos operates a hybrid business model, combining internal discovery programmes with service activities. The joint venture operated until 2002 when Galapagos raised €23.4 million in a private placement. In May 2005, Galapagos raised €22.4 million in an initial public offering on Euronext Brussels and Euronext Amsterdam, amounting to a net cash contribution of €20.8 million. See "*Description of the Shares and corporate structure, History of share capital*" for further details on these financings.

Galapagos' strategy

Galapagos' strategy is to create an innovative drug discovery company that develops breakthrough medicines for the treatment of bone and joint diseases. In line with this strategy, its business model contains the building blocks to maximise the present and near-term revenues of its target discovery technology, while preserving the long-term value of the development of novel drugs. Galapagos focuses on:

- Building a profitable business unit Galadeno;
- Building a strong intellectual property position around its technology platform and the drug targets; and
- Leveraging the targets into a pipeline of novel disease modifying drug candidates.

Executing this strategy will meet the following goals:

- Maintaining a prominent position in target discovery and validation; and
- Becoming a leader in the development of novel therapies for bone and joint diseases.

Maintaining a prominent position in target discovery and validation

Galadeno addresses the industry's demand for effective discovery and validation of drug targets in human systems, offering the following tools and services:

- Adenoviral collections targeting the human genome, including siRNA based protein knock-down (SilenceSelect) and cDNA based protein knock-in (FLeXSelect) libraries;
- Production of custom adenoviruses expressing siRNA and cDNA constructs; and
- Target discovery screening and validation services, including assay design using primary human cells.

Galadeno assists partners with the prioritisation of their therapeutic targets for further development. Galadeno's products are of proven value in the industry to discover novel drug targets, protein therapeutics, antibody targets, diagnostic markers as well as nutraceutical ingredients, as a result of which its platform has been partnered successfully with pharmaceutical and biotech companies like AstraZeneca, Boehringer Ingelheim and Pfizer. Galapagos intends to maintain the prominent position of Galadeno as the innovative target discovery engine and this division will remain an important driver for its near-term growth.

Becoming a leader in the development of novel therapies for bone and joint diseases

Galapagos' long-term strategy is to develop breakthrough medicines based on novel "mechanism-of-action" therapies for the treatment of the following bone and joint diseases:

- Osteoarthritis;
- Osteoporosis; and
- Rheumatoid arthritis.

Galapagos has decided to focus its drug discovery efforts on these diseases as these:

- Address large markets with high underserved medical needs that are growing because of the ageing population. Focusing on diseases that affect mainly the elderly and that are currently underserved provides a multi-billion Euros market opportunity for the pharmaceutical and biotech industry;
- Are closely linked which provides synergy with regard to expanding disease expertise in Galapagos and in future product development, including design of clinical trials; and

- Have relevant *in vitro* disease models requiring the use of primary human cells and long-term knock-in or knock-down of the protein, providing a competitive advantage for Galapagos in the discovery of targets using its technology platform.

The proprietary targets identified by Galapagos for these three diseases are now progressing through drug discovery with the aim of bringing novel drugs into the clinic and onto the market. Future approval of novel drugs in each of the three bone and joint diseases will require extensive clinical studies and regulatory expertise. Furthermore, an extensive marketing and sales organisation will be needed to capture the market potential of the new drug. Galapagos therefore intends to partner its programmes during pre-clinical or clinical development, including at the point where a clinical effect of the drug has been shown in humans. With this approach, Galapagos anticipates to obtain adequate funding for its total drug development programme, gain access to expertise and infrastructure, and secure long-term value of the products.

Industry background

In order to sustain growth, each major pharmaceutical company needs to bring new drugs to the market each year. However, traditional drug discovery methodologies have fallen short of this goal. Consequently, the pharmaceutical industry faces a product pipeline gap it cannot close by the current in-house development efforts. In addition, expiration of patents on a large number of blockbuster drugs puts pressure on the industry to fill the pipeline with innovative new drugs. As pricing pressure builds on follow-on products against known targets, premium pricing requires breakthrough medicines based on new mechanism-of-action targets with disease modifying activity. The development of such drugs is dependent on the discovery of the key disease causing proteins.

This situation creates a need for tools that identify and successfully validate novel targets that form the basis for the discovery of new medicines. Indeed, pharmaceutical companies are increasingly looking for opportunities to expand their product development pipeline, through both in-licensing of (pre-) clinical drug candidates as well as partnering with biotechnology companies in selected disease programmes.

Drug discovery process

The drug discovery process can be divided into several phases. The figure below shows an overview of these phases and the main activities within these phases. In addition, the figure shows rough estimates of the durations of the phases, based on historical statistics. It should be noted that not all borders between the phases are strictly defined. Activities in certain phases could extend into adjacent phases and activities in adjacent phases could be executed in parallel instead of sequentially.

Product development

	Target discovery	Hit identification	Lead identification	Lead optimisation	Pre-clinical studies	Investigational new drug application
• Activities	• Identification of a target (a human protein that plays a key role in a disease process) • Validation of the disease-modifying potential of the target	• Identification of a compound that modulates the activity of the target	• Characterisation of structure-activity relationship of compounds designed around the hit • Optimisation of affinity and selectivity of the compound • Early assessment of ADME (absorption, distribution, metabolism and excretion) properties by computer simulation	• Optimisation of the lead into a molecule with drug-like characteristics • Optimisation of drug characteristics like ADME properties, toxicity, bioavailability and solubility	• Assessment of safety and biological efficacy in laboratory and animal studies • Patenting of compound usually takes place in this phase • Optimisation of pharmacokinetic properties	• Obtainment of approval from competent authorities to initiate trials in humans
• Typical duration	• 1 – 4 years	• 0.5 year	• 1 year	• 1.5 years	• 1.5 years	• 1 month

Clinical trials

	Investigational New Drug Application	Phase I studies	Phase II studies	Phase III studies	New drug application	Sales (and Phase IV studies)
• Activities	• ...	• Trials in less than 100 healthy volunteers • Assessment of safety • Establishment of safe dosage for future trials • Investigation of the drug's absorption, distribution in the body and elimination from the body	• Trials in up to several hundreds of patients • Assessment of efficacy and optimal dosage	• Trials in several hundred to several thousand patients • Statistically significant affirmation of efficacy, dosage and safety • Continued monitoring for possible adverse effects • Comparison with other existing treatments or placebo • Study of combination with other existing treatments	• Obtainment of approval from competent authorities to market the new drug	• Marketing • Prescription of the treatment by physicians • Continued monitoring for possible side effects • (Possible additional research to support marketing efforts and develop extensions of the product) • (Possible Phase IV studies to evaluate long-term or combination therapy effects)
• Typical duration	• ...	• 1 year	• 1 – 2 years	• 1.5 – 3 years	• 0.5 – 2 years	• 10 years

Figure 4: Indicative overview of the drug discovery process

Traditional drug discovery

Most marketed drugs today have been discovered through a traditional drug discovery process that involves screening compounds in disease models. Understanding the intracellular processes underlying the disease is important to increase the success of drug screening. Lacking this, it is necessary to screen large numbers of randomly selected compounds in order to obtain a desired change in a disease model. While this approach has successfully produced drugs, it has a number of disadvantages:

- Inefficient: it is labour-intensive, time-consuming and inefficient at identifying targets;

- Lack of productivity: it results in relatively few new drug candidates;

- Lack of information: it produces limited information about the intracellular processes to guide target selection and subsequent drug development; and

- Risk of side effects: it has a higher chance of producing drug candidates with a high risk of serious side effects.

Recent advances in genomics

Recent technological advances such as the Human Genome Project (sequencing the entire human genome), spurred the hope that knowledge of the entire human DNA sequence would provide an understanding of the role of the genes and corresponding proteins in diseases, and therefore lead to targets for drug discovery. Sequence data in themselves, however, generally do not provide information about the function of the genes, let alone their role in a particular disease.

Genomics technologies focus on those genes that may be responsible for changes in the behaviour of cells under disease conditions. Technologies like "expression profiling", "micro-arrays", "genetic linkage" and "gene chips" have turned up large numbers of genes that can be correlated with diseased versus healthy individuals. A shortcoming of these technologies, however, is that a causative link between gene function and disease is not established.

Galapagos' approach

Galapagos has built focused collections of arrayed adenoviruses that either knock-down or knock-in individual proteins. It studies in high-throughput the effect of individual proteins in relevant disease models. The adenovirus enables the use of primary[11] human cells in the cellular disease assays. Galapagos has constructed a collection of over 18,000 individual adenoviruses that deliver siRNAs for human protein knock-down or cDNAs for human gene knock-in. This collection harbours those genes that are of most pharmaceutical interest, the so-called drugable genome.

Galapagos' collections are well accepted by the industry for target discovery and target validation, offering these unique properties:

- Efficient delivery of knock-ins and knock-downs into human cells;

- Comprehensive gene collections focused on the human drugable genome;

- Formatted for automated, high-throughput analysis; and

- Proven track record in disease biology driven identification and validation of novel drug targets.

Galapagos employs the collections of arrayed adenoviruses in combination with assay systems mimicking various human diseases. Galapagos has industrialised the process of drug target identification by functional and high-throughput screening of the drugable genome in human cells. It is able to look at the effect of switching a gene on or off in a gene selective way with high-throughput and using primary human cells and associated assays for various diseases, leading to the identification of proteins that play a role in the specific disease of interest. By further validating these proteins in more advanced studies, Galapagos is able to identify novel targets that are responsible for the desired effect in the cellular assay.

It is known that the vast majority of diseases have a genetic basis and that diseases can be managed by therapeutic intervention at the appropriate point in a biological pathway or process. Galapagos' technology increases the ability to identify the optimal point to intervene in a pathway in order to develop more effective drugs for that disease. Galapagos' technology allows for the identification of drug targets using biological methods rather than relying on the extensive process of traditional drug discovery methods.

---

[11] Primary human cells closely reflect the in vivo situation and are preferred by the industry for target discovery over animal cells, transformed human cell lines or model organisms such as *C. elegans* (worm) or *Drosophila* (fruitfly).

Galapagos has designed its screening programmes using a "critical-path" methodology that is fundamentally different from conventional genomics technologies. Galapagos functionally identifies potential targets by first designing assays for disease-relevant biology. By further validating these proteins in more advanced studies, Galapagos is able to identify validated targets that regulate key disease pathways and that can causally change a disease process when manipulated by a drug.

With this approach, Galapagos is able rapidly to analyse virtually all of the drugable genome and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology. In this way, Galapagos aims to reduce the risk of failure in drug discovery by entering only highly validated, high quality targets into development, which are, to the best of its knowledge, not available to competitors. Galapagos believes this provides a significant and substantial competitive advantage in its core disease programmes.

Technology

Adenoviral technology

In order to study proteins in human cells, Galapagos takes advantage of adenoviruses. This virus has been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. It has been made "replication incompetent", meaning it is unable to reproduce in any cell type, other than the PER.C6 cell line which is used for the production of the virus. Because the virus cannot reproduce in other cell types, it will minimally interfere with the human cell behaviour when used in human cell based assays, but instead increase expression of RNA coded for by the DNA that was inserted in the viral genome. The advantages of using the Galapagos proprietary adenoviruses for target discovery are:

- Efficient delivery of the human DNA into any human cell, which allows the use of primary cell types in the design of screening assays;
- Long-term expression of the human DNA, lasting up to 2 or 3 weeks after introduction in the cell of the DNA by the virus, which is a requirement in certain cellular disease models that need long-term presence of the knock-in or knock-down effect (by example the differentiation assays that form the basis of the bone and joint discovery programmes); and
- Reproducibility of the system that can be easily scaled up and automated to enable high-throughput screening of large adenoviral collections in arrayed format.


DNA insert
(expressing DNA for knock-in or siRNA
for knock-down)
adenoviral DNA
human cell
PER.C6® cell line
adenovirus
in vivo

Figure 5: Adenoviral technology

As shown in the figure above, for the knock-down viruses a short piece of DNA is inserted into the virus, which, upon infection of a cell by the virus, causes the cell to make a small strand of RNA (siRNA) that specifically "silences" the expression of the targeted gene by reducing the RNA of the gene as well as the amount of corresponding protein in the cell. For the knock-in viruses, a human gene (a "cDNA") is inserted in the virus, so that upon infection of a cell by the virus, this cell starts to produce (more of) the corresponding protein.

High-throughput assay development

Cellular assays are the basis for the "functional" discovery of novel targets. The assays are designed around key disease pathways using primary human cells. In the assays, cells in wells of microtiter plates are infected with the arrayed collections of knock-down and knock-in adenoviruses, whereby cells in a well are infected with one specific adenovirus, followed by the detection of any change in cellular behaviour or phenotype. Galapagos has automated this process and the high-throughput analysis takes place in an arrayed set-up of the adenoviral collections using 96- or 384-well based plate systems. Assays that have been configured for this platform model a disease biology as close as possible and include reporter based, proliferation, differentiation and ELISA assays. These are fully automated and are supported by an integrated laboratory information management system (LIMS) to ensure seamless project management from project concept to drug target identification. Using this platform, Galapagos can functionally screen each of over 130,000 individual adenoviruses in complex cell based assays in less than three months.

Bioinformatics

The bioinformatics team has built extensive expertise in scientific data management. Around a set of proprietary databases containing information on potential drug targets, Galapagos has built tools to support its drug target identification and validation work. This comprises:

- Software to integrate and report experimental data;
- Bioinformatic algorithms and statistical methods to support target validation experiments; and
- Procedures to make third party (public domain as well as private) information readily accessible.

These tools help Galapagos in the consolidation of knowledge on the role of potential drug targets and the selection of targets progressing into drug discovery research. As most of the databases and tools have been built in-house, Galapagos has control over these and can adapt the systems for future needs towards drug discovery, without compromising support for current business activities.

Medicinal chemistry and biochemistry

The initial chemistry activities were outsourced with BioFocus Group in the UK and in 2005 a collaboration with Asinex in Russia was established. Separately of these efforts, Galapagos is expanding its internal medicinal chemistry group to support its drug discovery programmes. Galapagos has initiated the construction of a chemistry laboratory to become available for the medicinal chemistry group by late autumn of 2005. Galapagos has established a biochemistry group, whose task is to provide biochemical and cellular assays to drive medicinal chemistry programmes. This group has extensive expertise in screening adenovirus as well as compound libraries in cell-based assays.

***In vivo* disease models and safety pharmacology**

Galapagos has selected pre-clinical proof-of-principle animal models for its core therapeutic areas. This work is conducted in-house or outsourced to academic and commercial organisations running certain specific models. Safety assessment in animal models is intended to include mutagenity, toxicology and safety pharmalogy. Galapagos plans to outsource these assays to contract research organisations, similar to customary pharmaceutical companies practice.

Clinical development

Galapagos is planning to build a core clinical group to progress pre-clinical candidates through the various stages of development. This group is scheduled to source most activities from contract research organisations to secure a flexible access to development activities. With this clinical group, Galapagos aims to be well-positioned to in-license additional compounds for further (pre-) clinical development.

Company structure

Business unit Galadeno

Galadeno was established as a separate business unit to offer adenoviral tools and services to meet the industry's ongoing target discovery and validation needs. Galadeno sells adenoviral constructs

either individually or in sets, and carries out gene function studies on contract using sophisticated disease models. These reagents and screening services have been applied in target identification and validation programmes through several external partnerships with pharmaceutical and biotechnology companies.

Products

Galadeno markets the siRNA knock-down viruses under the brand name "SilenceSelect", and the gene knock-in viruses under the brand name "FLeXSelect". The SilenceSelect collection contains viruses directed against over 4,700 transcripts, corresponding to an estimated 3,700 drugable genes. This collection is scheduled to be expanded over time, to include other classes of genes of interest to Galapagos as well as to partners. The FLeXSelect collection contains almost 2,000 full-length human genes. An additional library of knock-in viruses containing gene sequences from placenta tissue is specifically aimed at broad genome-wide knock-in screens, and is marketed as "PhenoSelect". These collections of adenoviruses are array-formatted for automated, high-throughput use. Galadeno also offers *de novo* custom production of adenoviral vectors under the brand name "AdenoSelect" containing either knock-down or knock-in sequences specifically requested by the customer.

Overview of SilenceSelect knock-down collection, targeting 4,700 transcripts

Kinases	1,121	Nuclear Hormone Receptors	67
GPCRs	455	PDEs	40
Proteases	717	Receptors	396
Ion channels	358	Cytochrome P450	80
Phosphatases	313	Other drugables	266
Transporters	264	Enzymes	626

Table 10: The SilenceSelect collection

Services

Galadeno offers contract research services based on the production of custom adenoviruses as well as design of disease models in cellular assays together with high-throughput screening of SilenceSelect and FLeXSelect collections to discover novel protein targets. Galadeno can turn around production of custom adenoviruses to the customer in 3 months, whereas it can provide results from an assay screen with SilenceSelect and FLeXSelect within a 6-9 month timeframe. Proteins identified in these screens are further validated through a series of increasingly complex disease models. Through this process, the number of possible disease-causing proteins is narrowed down to a small number of proteins that have been shown to regulate the disease pathology in functional studies and are therefore of potential interest for drug development.

Market description

The market for these functional genomics technologies is significant and is expected to remain so for the foreseeable future. The trend is continuing towards pharmaceutical companies outsourcing their target discovery activities as they are focusing on drug discovery based on validated targets. With 2002 revenues at around €720 million, Scope[12] forecasts the functional genomics market to become more dominant in the future and to increase to around €1.7 billion by 2007. According to Scope, the industry is expected to grow at a rate of around 18% per annum until 2007. The functional genomics industry is highly fragmented but is seeing increased consolidation in the form of alliances and acquisitions with the action being primarily concentrated in the US and Europe. Sales of siRNA products in particular are growing rapidly. From an estimated $38 million (€31 million at an exchange rate of $1.23 per €1) in sales in 2003, BioWorld[13] projects that the worldwide market for siRNA products will grow to $271 million in 2008 (€220 million at a constant exchange rate of $1.23 per €1). Galadeno is active in the broad functional genomics market but also more specifically in the faster growing market for siRNA products. Therefore, and because the market is very diversified and

[12] Scope Marketing & Information Solutions "The Global Functional Genomics Industry", November 2002.
[13] BioWorld "RNAi Report 2005 Market Developments, Opportunities and Challenges", 2004.

limited or no financial information is available on the other participants in this market, neither the market share of Galadeno nor that of other participants can be reliably estimated.

Worldwide sales for siRNA products
In € million



250
200
150
100
50
0
31
51
66
113
197
220
2003
2004
2005
2006
2007
2008

Figure 6: Worldwide sales for siRNA products. *Source: BioWorld*

Galadeno's market position

The adenoviral technology platform used by Galadeno has the ability to identify and validate targets through knock-down and knock-in of drugable genes, both in *in vitro* and *in vivo* cellular systems. The ability of Galapagos' viruses to deliver human DNA sequences to cultures of primary human cells is a crucial technological and commercial advantage. These primary cells closely reflect the *in vivo* situation and are preferred for target discovery over other cell types. Competing technologies to introduce genes into cells suffer from various combinations of inefficient transfection, a short window of efficacy and high variability. Adenoviral expression of the human DNA sequences have shown long-lasting effects, measured in weeks instead of hours or days (as is the case for competing technologies), which allows the study of a far broader range of therapeutically important effects.

Revenue is generated by sales of adenoviruses, as sets from the collection or individually, and from advanced contract research services in target discovery and validation, including design and validation of cell based screening assays. Galadeno's products and services have a significant track record in the marketplace, which shows potential for significant sales growth in a new and growing market sector.

Competitors

A number of biotechnology companies (Ambion, Dharmacon, Qiagen) offer siRNA oligonucleotides corresponding to genes in the human genome, both in (drugable) collection format as well as on gene-by-gene, custom basis. The drawback of companies providing oligonucleotide or plasmid-based siRNA and gene reagents lies in the delivery limitations that are inherent to that approach. Nonetheless, the strength of these companies lies in their distribution channels, technical support network, as well as their sales and marketing infrastructure. Viral delivery of human gene sequences has significant advantages over transfection technologies, which Galadeno believes provides it with a strong competitive edge. Competing companies in the viral delivery field (MP Biomedicals) do not presently offer arrayed collections of viruses expressing siRNA or cDNA. Several companies (Xantos, Cenix Bioscience) compete with Galadeno in providing functional screens for target discovery and validation, but Galapagos believes that it has a superior technology platform and its track record in signing on corporate partners is superior to these competitors.

The markets in which Galadeno operates are intensely competitive and undergo continuous change. Competitors are numerous and vary widely in market position, size and resources. Competition depends on the market, client and geographic area involved, which include a broad spectrum of reagent and services providers (see "*Risk factors*"). Galadeno has demonstrated that it can compete effectively in its markets by signing service deals, sales of reagents and obtaining payments of milestones.

Business unit drug discovery

Over the past two years Galapagos has used the knock-in and knock-down adenoviral vector technology to discover and validate novel small molecule drugable targets in osteoarthritis, osteoporosis, rheumatoid arthritis, Alzheimer's disease and asthma. Potential drug targets have been identified for all of these disease areas. Patent applications have been filed on all protein targets identified in Galapagos' programmes, securing intellectual property protection on the use of these proteins as targets for drug discovery in the diseases.

Galapagos' aim is to use the drug targets discovered in its bone and joint disease programmes to build a pipeline of new chemical entities to treat these diseases. As Galapagos will likely not be able to pursue all of these targets and the corresponding drugs through clinical development, projects will also be partnered and licensed at various stages during development. Additionally, Galapagos aims to out-license the intellectual property generated in its Alzheimer's disease programme.

Status Galapagos drug discovery

Disease area	Clinical goal	Human primary cell model	Targets validated	Hit identification programmes	Hit-to-lead programmes	Animal model programmes
Osteoporosis	Increase bone formation	Mesenchymal precursor cells	19*	2		
Rheumatoid arthritis	Prevent and stop joint destruction	Synovial fibroblasts	48**	1	2	9***
Osteoarthritis	Stimulate anabolic repair	Articular chondrocytes	11	1		
Alzheimer's disease	Reduce β-amyloid production	Hek293 and SH-SY5Y cell lines (no primary cells possible)	17			4***

* An additional 53 targets in the validation process

** An additional 77 targets in the validation process

*** Target for which Fast Follower molecules are available

Table 11: Galapagos' current proprietary drug discovery pipeline

The table above shows Galapagos' current proprietary drug discovery pipeline. All programmes have successfully completed the lengthy process of target identification and have generated a substantial number of validated targets. Galapagos' most advanced programme in its core disease area is the rheumatoid arthritis programme for targets I & II (see figure 7), currently progressing through lead identification.

Fast follower approach

In its osteoporosis, rheumatoid arthritis and Alzheimer's disease discovery programmes, Galapagos has identified several targets for which there are already molecules that are, or have been, in the clinic, but for different therapeutic indications. Several of these molecules have already been validated by Galapagos for the new indication based on the target information using Galapagos' cellular disease models. These molecules provide potential licensing opportunities that can greatly shorten the time to the clinic, as these have already successfully passed pre-clinical development. Alternatively, the molecules are attractive starting points for medicinal chemistry to design related compounds for the targeted diseases as it is believed that these have a lower risk profile and a higher chance of making it to the clinic than novel identified compounds resulting from screening. This strategy currently allows Galapagos to advance fast follower molecules against certain targets it identified for these three diseases directly into animal model programmes as presented in the table above.

As it will be 2007 before the first drug candidates based on Galapagos' proprietary targets are anticipated to enter the clinic, it will be important to strengthen Galapagos' pipeline in the meantime by selectively in-licensing compounds. This in-licensing strategy might result in product candidates for Galapagos outside the bone and joint diseases. It will enable Galapagos to build the clinical

expertise and infrastructure for internal projects as well as accelerate the development of Galapagos into a biotech company with a balanced and well-filled pipeline.



Target discovery
Hit identification
Lead identification
Lead optimisation
Pre-clinical studies
• Rheumatoid arthritis
– Series I
– Series II
• Osteoporosis
– Series I
– Series II
• Osteoarthritis
• Alzheimer's disease

Figure 7: Drug discovery pipeline

Rheumatoid arthritis

Rheumatoid arthritis is a chronic disease whose hallmarks are joint destruction and inflammation leading to progressive disability. Production of collagenolytic proteases by the hypertrophic synovium (the pannus, an aggressive invasive tissue) is widely recognised to be the major cause of joint, cartilage and bone destruction. The focus of Galapagos' rheumatoid arthritis target discovery programme is to identify novel targets whose modulation significantly diminishes the erosive activity of the pannus and where the medicine has the potential to have a better safety profile and ease of use than the currently available anti-TNF biopharmaceuticals.

Program description

Rheumatoid arthritis was the first target validation programme to deliver validated targets at Galapagos. In 2004, Galapagos initiated a drug discovery programme aimed at identifying orally, bioavailable small molecule inhibitors for three proprietary kinase targets. For strategic reasons, Galapagos outsourced compound screening for the initial phase of this work. In July 2004, Galapagos therefore entered into a service agreement with BioFocus to perform hit identification and hit-to-lead work. This collaboration is free of milestone and royalty payments and all intellectual property arising from the collaboration vests with Galapagos. Three targets were screened against a focused kinase specific library and several series of low nano- or micromolar hits have been identified and validated using Galapagos' cellular models. Hits have now entered a hit-to-lead programme at BioFocus.

Market description[14]

The autoimmune diseases, such as rheumatoid arthritis, are receiving increasing attention in the pharmaceutical industry as progress is made in the understanding of immune and inflammatory processes. It is predicted that the annual value of the market for drugs used to treat autoimmune disease is currently over €7 billion and will exceed €14 billion in the next few years. Rheumatoid arthritis is one of the more common and difficult to treat autoimmune diseases and there is a great deal of interest in the discovery of novel drugs to treat this condition.

Non-steroidal anti-inflammatory drugs (NSAIDs) have been the mainstay of the treatment of rheumatoid and other forms of arthritis. However, NSAIDs relieve the symptoms of arthritis such as

[14] Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004.

pain and swelling without changing the course of underlying disease. There have been considerable efforts to develop drugs that modify disease progression and these have met with variable success. Immunosuppressants and anti-metabolite drugs are effective but have dose-limiting adverse effects.

During the last few years however, basic research efforts have significantly progressed the understanding of autoimmune disorders such as rheumatoid arthritis. The disease is considered to be caused by increased chemotactic and immunostimulatory activity within the joints of sufferers resulting in an influx of inflammatory cells. The presence of activated immune cells increases local levels of cytokines and other inflammatory mediators propagating this process and supporting pannus proliferation and neovasculaturization, cartilage and bone erosion and eventual joint destruction.

One of the most exciting developments in the management of rheumatoid arthritis has been the introduction of the anti-TNF biopharmaceuticals. These drugs represent a real step forward in the development of anti-inflammatory therapies, although an increased incidence of rare diseases has been reported related to the general immuno-suppressive activity of these agents. They are also limited to intravenous dosing, which is not preferable for a chronic disease.

Galapagos' market position

The aim of Galapagos' drug discovery programme in rheumatoid arthritis is to find a therapeutic that is orally available and inhibits the wide-range of triggers that cause the disease. Galapagos' proprietary drug targets interact with the synoviocytes. Inhibition of these targets in human synoviocytes *in vitro* prevents matrix destruction induced by a cocktail of inflammatory cytokines. This approach holds the promise to reduce and even stop joint destruction. The added advantage over the anti-TNF therapies is that it will be an oral therapy that likely will have less immunosuppressive activity. The resulting therapeutic approach is therefore expected to be complementary to, as well as an improvement over, existing therapies.

Osteoarthritis

Osteoarthritis is the most common form of arthritis. It is a degenerative disease characterised by joint destruction and loss of articular cartilage. For years, scientists thought that osteoarthritis was simply a disease of "wear and tear" that occurred in joints as people got older. In the last decade, however, research has shown that there is more to the disorder than ageing alone. The production, maintenance, and breakdown of cartilage, as well as bone changes in osteoarthritis, are now seen as a series or cascade of events.

Program description

The focus of Galapagos' osteoarthritis programme has been to identify disease modifying therapies for early osteoarthritis. The strategy has been to identify genes that stimulate anabolic repair processes (chondrogenesis) in affected joints. Galapagos' proprietary drug targets that resulted from this programme target the chondrocytes. Inhibition of these targets in human chondrocytes *in vitro* leads to a net production of stable cartilage without significant increase in catabolic activity and should therefore be able to prevent and repair early damage to the cartilage in patients. One of these targets has entered drug discovery and a compound screen has been initiated.

Market description[15]

It is expected that with the ageing of the population, more individuals will be prone to develop osteoarthritis. As mobility of seniors is of high importance in order to maintain a high quality of life, preventing the severity of osteoarthritis is seen as immense clinical need over the next decade. Given a market of already reaching €7 billion and the absence of a disease modifying treatment, the potential of a disease modifying medicine is well in excess of that number.

Many osteoarthritis patients have pain that persists despite the use of simple pain relievers. Some of these patients use NSAIDs instead. Health care providers are concerned about long-term NSAID use because of possible serious side effects. None of the currently available therapies prevent osteoarthritis or even reverse or block the disease process. Present treatments act by relieving the symptoms. Researchers are looking for drugs that would prevent, slow down or reverse joint

[15] Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004.

damage, such as growth factors or other natural chemical messengers. These potential medicines may be able to stimulate cartilage growth or repair.

Galapagos' market position

The aim of Galapagos' osteoarthritis project is to find an orally available small molecule therapeutic that stimulates the production of stable cartilage in the joints that is safe for chronic use over an extended period.

Galapagos' osteoarthritis research has resulted in the discovery of a number of targets. Inhibition of these targets in the chondrocytes *in vitro* leads to a net production of stable cartilage. Therefore drugs targeting these targets may be able to prevent and repair early damage to the cartilage. Galapagos' therapeutic approach aims to prevent and stop cartilage degradation at an early stage of the disease. The resulting therapeutic approach is therefore expected to be superior to existing therapies.

In view of (i) the difficulty of identifying patients in early stage osteoarthritis and (ii) the size and expense of the clinical trials, Galapagos prefers to enter into a strategic partnership with a large pharmaceutical company prior to entering into pre-clinical development for the osteoarthritis programme. In collaboration with TNO in Leiden, Galapagos is developing small animal models for early stage human osteoarthritis reading out a relevant clinical end-point that could prove valuable in progressing compounds into pre-clinical development.

Osteoporosis

Osteoporosis is an age-related disorder characterised by low bone mass and structural deterioration of bone tissue, leading to porous bones and an increased risk of fracture. Bone is a dynamic tissue, with bone being removed (resorbed) and added (formed) throughout one's lifetime. Osteoporosis develops when bone resorption occurs too quickly or if formation occurs too slowly. One out of every two women over 50 and one in every four men over 50 will have an osteoporosis-related fracture in their lifetime. The most common cause of osteoporosis in women is loss of estrogen, which occurs at menopause.

Current therapies for osteoporosis include estrogen and selective estrogen receptor modulators, which inhibit osteoclast (the cells that remove bone) formation, and bisphosphonates, which inhibit osteoclastic bone resorption.

Program description

It is generally accepted that bone anabolic therapy is required to increase bone formation and reduce the fracture rate. Therefore, Galapagos has chosen to focus its research efforts on targets that induce the formation of bone. Galapagos' osteoporosis programme has identified a number of targets with the potential to increase osteoblast mediated bone formation. One of these targets has moved into compound validation, where inhibitors of the target have demonstrated activity in a bone mineralising assay and a rat organ culture model of bone formation. Two further targets have entered drug discovery and will be screened against compound collections shortly.

Market description[16]

Osteoporosis is a major public health threat for an estimated 44 million Americans. In the US today, 10 million individuals are estimated to already have osteoporosis and almost 34 million more are estimated to have low bone mass, placing them at increased risk for this disease. Of the 10 million Americans estimated to have osteoporosis, 8 million are women. The estimated national direct expenditures (hospitals and nursing homes) for osteoporotic hip fractures was $18 billion dollars in 2002, and the cost is rising. Worldwide sales of osteoporosis drugs were well over €7 billion in 2004. A number of products are currently approved for the treatment of postmenopausal osteoporosis. Most of these drugs are known as anti-resorptives because they inhibit bone loss by blocking the action of osteoclasts.

---

[16] Market data are based on data published on the website of the National Osteoporosis Foundation, www.nof.org and Scrip reports, "Osteoporosis management: An analysis of market dynamics and future treatments", May 2003.

Galapagos' market position

In contrast to the existing therapies that aim to preserve current bone mass, Galapagos' proprietary targets have been shown to be able to induce bone formation in *in vitro* functional studies. The therapeutics that act on such targets should therefore be complementary, if not superior, to the existing drugs as they will potentially be able to add bone mass to individuals with brittle bones and so not only stop the progression of the disease but induce healing of the bone.

Competitors

Galapagos drug discovery is developing products targeting very large markets. Because each of Galapagos' core disease areas has an estimated market value of €7 billion or more, one should expect severe competition in bringing drugs into these treatment markets. Competition comes from the large pharmaceutical companies like Abbott, Amgen, BMS, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Procter & Gamble, Roche, Pfizer, Schering-Plough and Wyeth as well as from specialised biotechnology companies like ProStrakan. These companies have projects targeting these markets in various stages of development, however are applying different approaches: small molecule drugs, antibodies and protein therapeutics. Several of these companies are developing compounds based on the same targets. In view of the large interest of pharmaceutical companies in getting access to targets of Galapagos and discussions with these companies regarding their drug development programmes, Galapagos believes that the number of competitors in terms of bringing truly innovative drugs to the market is relatively small. Most companies focus on developing products based on classical disease pathways and targets, while Galapagos' approach, *i.e.* screening the human drugable genome to discover novel drug targets, could result in novel treatment methods. Galapagos has filed patent applications aimed at protecting the function of the drug targets that it has identified and validated, thereby limiting the probability for competition for drugs acting via these targets. Due to the fact that the osteoporosis, osteoarthritis, and rheumatoid arthritis markets are large, most major pharmaceutical companies have discovery programmes in one or more of these areas. For Galapagos this is a potential advantage as it allows more opportunity for partnerships. Galapagos intends to partner certain programmes at certain stages of development with companies that are well-positioned in this market and who will be able to progress the product to the market in the shortest time.

Non-core disease areas

Alzheimer's disease is a neurological disorder clinically characterised by the progressive loss of intellectual capacities leading to cognitive impairment and ultimately to full dementia. Genetic studies have identified that amyloid ß peptides originating from processed amyloid ß precursor protein (APP) are involved in both early and late-onset Alzheimer's disease. Most pharmaceutical and academic research effort is focused on perturbed APP processing by the enzymes (ß- or γ-secretase) responsible for generation of amyloid b peptide. Targeting these pathways has generated pre-clinical and phase I compounds. To date to our knowledge there is only one compound targeting ß- or γ-secretase enzymes have reached phase II or III clinical trials. The Alzheimer's disease programme at Galapagos has identified novel targets on the APP processing pathway that regulate amyloid ß levels and that are not ß- or γ-secretase enzymes.

In view of the difficulty of designing and executing clinical trials for Alzheimer's disease and the complexity of the disease, Galapagos aims to partner the Alzheimer's disease programme with a pharmaceutical or biotech company.

Alliances and partnerships

Galapagos' revenue structure has included service activities, reagent sales, collaborative research funding, milestone payments, royalty agreements and grants. Through these means, Galapagos has been able to generate revenue that has contributed to its internal discovery programmes. The interactions with partners have enabled Galapagos to further develop its technology platform and to focus its internal programme on creating long-term value. Galapagos has secured partnerships or received milestones with the following companies in the past 24 months:

Partnerships with access to targets

- *GlaxoSmithKline – partnered the asthma programme.* In December 2004, GlaxoSmithKline has licensed targets from the asthma programme and entered into a three-year research alliance with Galadeno. Under the terms of the agreement, Galapagos has received an upfront payment for target licensing and technology access and research funding, and is eligible for milestone payments on targets taken into development by GlaxoSmithKline;

- *Wyeth – access to osteoporosis programme.* Wyeth has obtained rights to evaluate and license targets from the Galapagos knock-down osteoporosis programme. The first milestone payments were obtained in October 2004; and

- *Boehringer Ingelheim – Infectious disease screen with SilenceSelect.* Boehringer has purchased the SilenceSelect collection for an infectious disease target discovery screen. The milestone payment for licensing of the identified targets was obtained in November 2004.

Partnerships for screens

- *High Q Foundation – screen with SilenceSelect to identify Huntington Disease targets.* Galapagos will develop assays, do the screening and has certain rights to certain resulting targets;

- *Cystic Fibrosis Foundation – screen with SilenceSelect to identify cystic fibrosis targets.* Galapagos will develop the assay, do the screening and has certain rights to the resulting targets;

- *Bayer – Atherosclerosis screen with SilenceSelect and FLeXSelect.* Bayer has contracted the development of an atherosclerosis assay and the subsequent screening with the SilenceSelect and FLeXSelect collections;

- *Degussa – Nutraceutical screen.* Degussa has contracted the screening of proprietary extract collections in arthritis assays; and

- *Vertex – Access to kinase collection of SilenceSelect.* Vertex has purchased a subset of the SilenceSelect library to perform screens for their internal disease programmes.

Reagent supply agreements

- *Celera Genomics – Reagent & technology supply agreement.* Galadeno will provide technology and adenoviral reagents enabling Celera to analyse gene function in human cells and validate potential drug targets;

- *AstraZeneca – Reagent supply agreement.* A global agreement for the purchase of adenoviruses from either Galapagos' collections or custom made, with a commitment to order at least a certain number of reagents; and

- *Celgene – Reagent supply agreement.* Celgene has purchased access to the SilenceSelect and FLeXSelect collections for target discovery in cancer and inflammatory diseases.

Research collaborations

- *Novartis – Research agreement to validate drug targets.* Galadeno will design a research programme for Novartis employing its SilenceSelect platform for functional assays in human primary cell assays;

- *ZoBio BV, Pyxis Discovery BV and Leiden University – Small molecule drug discovery programme in the area of arthritis.* The collaboration, funded in part by an IS ("*Innovatiesubsidie Samenwerkingsprojecten*") grant from the Dutch Ministry of Economic Affairs, brings together three Benelux biotech companies and a Dutch university in one highly complementary and strategic project; and

- *Amsterdam Molecular Therapeutics BV, Netherlands Institute for Brain Research and Vrije Universiteit Amsterdam – Collaboration to develop innovative treatments for acute spinal cord and peripheral nerve damage (neurotrauma).* The research collaboration will combine the cutting-edge expertise of four Dutch organisations and will be funded in part by a €2 million grant from the Dutch governmental organisation Senter.

Galapagos has no other significant contracts. In 2004, the largest customer represented approximately 20% of the total revenues. Galapagos has not made significant investments for specific client contracts.

Patents and intellectual property

Introduction

Galapagos' success and ability to compete depends in large part on its ability to protect its proprietary technology and information and to operate without infringing the intellectual property rights of others. Galapagos relies on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect its proprietary and intellectual property rights. Galapagos' policy is actively to seek patent protection of its intellectual property in the United States and Europe, as well as in other jurisdictions as appropriate. In addition to using external advisors, Galapagos has dedicated internal resources to managing and overseeing its intellectual property rights.

Strategy and procedures

In partnering projects, Galapagos has been very careful to limit the partners' exclusivity to the combination of the cellular assay and the gene library screened. Patent applications filed on the partnered projects relate to the gene function specific for the particular disease under study and does not prevent this gene being claimed in the future for the treatment of other diseases. Galapagos is free to partner all combinations of assays and libraries not previously partnered.

Galapagos' policy is to continue to file patent applications to protect inventions and improvements to inventions that are commercially important to the development of its business. Galapagos seeks European, United States and other international patent protection as may be appropriate for a variety of technologies, including new target discovery methodologies and other research tools, target molecules that are associated with disease states identified in Galapagos' screens, and lead compounds that can affect disease pathways. Galapagos also intends to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs.

Galapagos has built an intellectual property portfolio aimed at protecting its technology platform as well as the useful inventions relating to the drug targets that such technology has identified and validated. Procedures have been put in place to protect adequately the intellectual property assets of Galapagos:

- All research activities are recorded in laboratory notebooks according to a standard operating procedure. The notebooks are subject to internal audits on a regular basis to verify compliance with these operating procedures;

- All management and employees have signed a contract that assigns all their inventions to Galapagos and that includes a confidentiality agreement;

- All research activities are monitored by the project leaders, the management, and the IP manager in order to identify patentable subject matter. Inventions are filed as early as possible to establish a priority date. Active research is pursued during the priority year in order to further enable the claims. During this priority year or thereafter, Galapagos may abandon the application for strategic reasons or if the invention does not procure the desired results; and

- The patent portfolio is reviewed by the management on a quarterly basis. Martin Savitzky Esq., counsel to the intellectual property law firm of Synnestvedt & Lechner, represents Galapagos in patent matters in the United States, while the firm of Arnold & Siedsma represents Galapagos in patent matters in all other countries.

Patents and freedom to operate

At the inception of Galapagos in 1999, Galapagos obtained royalty-free, fully paid-up exclusive licenses to intellectual property owned by IntroGene (the predecessor of Crucell) and Tibotec, the founding parent companies, for use within the field of functional genomics. The licensed intellectual property includes 16 patents and patent applications from Crucell and 3 from Tibotec. The portfolio licensed from Crucell includes a series of patents covering the use of PER.C6 technology for the production of recombinant adenoviruses. These licenses were renewed by means of two separate agreements in May and June 2001 with minor modifications as a result of the private placement that took place during 2002 (see "*Related party transactions*"). These licenses are not linked to the continued shareholdership of Crucell and Tibotec in Galapagos. Their term is the latter of (i) the term of the Crucell respectively Tibotec patents or (ii) 6 March 2017.

Galapagos focused initially on developing its technology platform and securing patents claiming inventions discovered during this process. Presently, Galapagos has one family of issued patents ("High throughput screening of gene function using libraries for functional genomics applications": US 6,340,595; US 6,413,776; EP 1022335; NZ 508995; AU 756605) covering the construction of recombinant adenoviral libraries and their use in an arrayed format for functional genomics applications. These patent applications were filed between June 1998 and July 1999, and last 20 years as from the filing date. Galapagos' patent estate also includes patent families corresponding to the following pending published patent applications:

- WO 02/24933 claims adenoviral vector modifications that enable gene delivery into T-cells, B-cells and Mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies;
- WO 03/020931 claims the use of certain siRNA expression vectors for *in situ* production of gene specific siRNA, leading to the knock-down of the corresponding gene product; and
- WO 04/094636 claims the specific siRNA sequences contained in Galapagos' SilenceSelect protein knock-down library.

Through target discovery and validation research in its core disease area, Galapagos has made multiple inventions on the functions of certain gene products and their role in disease processes. Galapagos has filed multiple patent applications, all of which are under examination, to protect these inventions: eleven in Alzheimer's disease, six in osteoporosis, two in rheumatoid arthritis and one in osteoarthritis.

Additionally, based on the results from Galapagos' drug discovery activities, Galapagos has filed and will continue to file patent applications, to protect chemical compounds identified in its programmes.

Prior to the private placement in 2002, Galapagos' US patent attorneys conducted a freedom to operate study with respect to the adenoviral vector technology used by Galapagos for over-expression and knock-down of human genes for functional genomics applications. This study did not uncover any third party granted patents having claims that would be infringed by Galapagos' activities.

Galapagos continued to monitor the patent landscape with respect to its core technologies and in mid-2003 identified US patent application SN 10/195,034, and its PCT US02/22010 counterpart, which claims certain aspects of the knock-down technology, and which if granted as claimed, would likely cover aspects of the siRNA knockdown technology applied by Galapagos. In mid-December 2003, Galapagos secured from Ambion Inc. (the exclusive licensee) a non-exclusive sub-license to these patent applications, which sub-license is limited to Galapagos' present uses of the claimed knock-down technology in combination with adenoviral vectors. This sub-license may need to be renewed prior to its expiration date in mid-December 2008.

In January and February 2005, the 2002 knock-down freedom to operate study was updated by Galapagos' US patent attorneys. Although the study concluded that no granted US or European patent included valid claims that presently cover Galapagos activities, due to the complexity of the siRNA patent landscape, Galapagos will continue to monitor the progress of those US and European patents and applications noted in the study to be of potential concern to Galapagos.

Grants and subsidies

Galapagos has received and is receiving grants under three programmes:

- *Instituut voor de aanmoediging van Innovatie door Wetenschap en Technologie in Vlaanderen ("IWT")*: Galapagos has obtained four IWT grants in Belgium. The largest project was "Construction and screening of adenoviral expression cDNA libraries for the discovery and validation of new therapeutic targets" (1999, €2.7 million). The other IWT grants are: "Functional characterisation of G-protein coupled receptors (GPCRs) and kinases" (2001, €2.6 million), "Identification of therapeutic targets for rheumatoid arthritis, osteoarthritis and osteoporosis" (2002, €1.2 million) and "A hunt for novel Alzheimer's disease drug targets" (2003, €1.4 million). The grants cover between 40 and 60% of the project costs.
- *Technologische Samenwerking ("TS")*: in this Dutch government programme of the Ministry of Economic Affairs, technology collaborations between Dutch and academic institutes or (foreign) companies are eligible for a grant on research costs. The following TS grants were obtained: "New drug targets by construction and screening of an adenoviral library containing defined full-length genes" (1999, €1.3 million), "Development of a knockdown technology, applicable for target discovery *in vitro* and *in vivo* validation" (2001, €1.4 million), "Drug target validation using novel proteomics approaches" (2002, €1.6 million), "Development of a technology platform for target discovery and validation in early osteoarthritis" (2004, €1.0 million) and "Novel methods for fragment-based drug discovery" (2005, €0.5 million). The grants cover between 37.5 and 70% of the project costs.
- *Wet ter Bevordering van Speur- en Ontwikkelingswerk ("WBSO")*: under this programme, Galapagos receives an annual reduction of up to 40% in the wage tax and social security payments levied with respect to its researchers in the Netherlands. These grants are reported on the face of the profit and loss accounts by means of monthly provisions.

Galapagos has been granted a total of €13 million in subsidies since its inception, of which €12 million has already been recognised as revenues. However, due to strategic choices and changes in its research programs, not all of the remaining subsidies will be received by Galapagos. The granted subsidies are subject to periodic reporting on the status of the project in relation to the original plan. If Galapagos decides to terminate research on certain projects, this affects the level of subsidies related to such project. Galapagos will continue to submit for funding only those projects that are in line with the strategic direction of its research program.

The reduced target discovery activities of Galapagos, however, might affect the level of subsidy for future projects. This has been reflected in an anticipated 17% decrease of grant income in 2005. Galapagos' budget has accordingly been adjusted to €2 million in grant income in 2005. Galapagos will try to secure maximum grant funding for its drug discovery as well as its Galadeno activities by Belgian, Dutch and EU sources.

Material contracts

Other than those contracts summarised below, and other than contracts entered into in the ordinary course of business, neither the Issuer nor its subsidiary (i) has been a party to a material contract for the two years immediately preceding publication of this Prospectus, nor (ii) has entered into any contract which contains any provision under which the Issuer or its subsidiary has any obligation or entitlement which is material as at the date of this Prospectus.

IPO underwriting agreement with KBC Securities and Kempen & Co

On 5 May 2005 the Issuer entered into an underwriting agreement with KBC Securities NV and Kempen & Co Corporate Finance BV as lead managers after the determination of the IPO offer price. As a result of the signing of this underwriting agreement, the lead managers, severally but not jointly, agreed to subscribe to and to acquire the shares offered within the framework of the IPO of the Issuer (in their name but for the account of the retail and institutional investors) for the following percentages of these shares with a view to immediately transferring the same to these investors:

- KBC Securities 55% (amount: €11.0 million);
- Kempen & Co 45% (amount: €9.0 million).

The underwriting agreement provided for the payment by the Issuer to the lead managers of a commission of €577,064. In addition, the underwriting agreement contained representations, warranties, undertakings and indemnities given by the Issuer in favour of the lead managers as a condition of the obligation of the Lead Managers to procure subscription and payment for the shares offered within the framework of the IPO of the Issuer.

Lock-up agreements

See "*Principal shareholders and lock-up agreements*".

Liquidity provider agreement with Kempen & Co

On 4 July 2005 the Issuer entered into a liquidity provider agreement with Kempen & Co NV according to which Kempen & Co NV has been appointed as liquidity provider for the shares of the Issuer for a term expiring on 10 May 2007, with the possibility for an early termination as well as a silent renewal for one year. This liquidity provider agreement was concluded with a view to enhancing the market liquidity of the Shares on Eurolist by Euronext Amsterdam within the framework of the Euronext rules. The agreement provides that the Issuer shall pay to Kempen & Co NV a fee of €25,000 per annum.

Inducement fee agreement

On 20 September 2005, the Issuer and BioFocus entered into a mutual inducement fee agreement in connection with the Offer pursuant to which they have agreed an inducement fee of £200,000 million (inclusive of VAT), being approximately 1% of the value of the Offer, will be payable by either the Issuer or BioFocus in the following circumstances:

BioFocus will pay the fee to the Issuer in the event that:

- The Offer is not made, lapses or is withdrawn in circumstances where, after it has been announced (for the purposes of Rule 2.5 of the City Code), the firm intention of a third party to make an offer in relation to a Competing Transaction is announced (for the purposes of Rule 2.5 of the City Code) and such Competing Transaction becomes or is declared unconditional in all respects. The fee is not payable by BioFocus in these circumstances if it is payable by the Issuer in the circumstances described in paragraph below. A Competing Transaction will not be considered a Competing Transaction in these circumstances where the transaction involves an acquisition of shares carrying less than 30% of the voting rights in BioFocus, provided the purchaser of such shares, together with any person acting in concert with the purchaser, makes an offer to holders of all of the shares in BioFocus not already owned by it or by such persons;
- The Offer is not made, lapses or is withdrawn in circumstances where the BioFocus Directors recommend (or agree or resolve to recommend) a Competing Transaction;
- Having recommended the Offer, the BioFocus Directors withdraw, modify (in a manner adverse to the Issuer) or fail to continue their recommendation of the Offer or resolve to take such actions (except in circumstances where a material adverse change occurs in the business, assets, financial position or profits of Galapagos which in any case would be likely to have a material adverse effect on the financial position of Galapagos); or
- BioFocus and/or the BioFocus Directors, directly or indirectly, solicit discussions or negotiations with any other party relating to a possible Competing Transaction.

The Issuer shall pay the fee to BioFocus in the event that, following the Offer being announced (for the purposes of Rule 2.5 of the City Code), the Issuer fails to make the Offer or withdraws its Offer only as a result of its wrongful act or omission and in breach of the Code. For the avoidance of doubt, the Issuer shall not pay the fee to BioFocus in the event that the Offer lapses or is withdrawn as a result of one or more of the conditions to the Offer not being fulfilled.

Litigation

Neither the Issuer, nor its subsidiary, are involved in any litigation or arbitration proceedings which have had, during the 12 months preceding the date of this Prospectus, or which, to the best of the Issuer's knowledge, may have, a material effect on its financial condition and/or results of operations nor is Galapagos aware that any such proceedings are pending or threatened.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of the current financial condition and results of operations should be read in conjunction with the historical financial statements of Galapagos, audited by Deloitte Bedrijfsrevisoren as of and for the years ending 31 December 2004, 2003 and 2002 and related notes, included in this Prospectus under "Consolidated financial information on Galapagos". "General outlook" also includes certain pro forma management figures for the Galadeno business unit which are based on management estimates. These pro forma management figures have not been derived from audited consolidated financial statements and hence are not audited by Deloitte Bedrijfsrevisoren. In addition, the 2005 and 2004 half-year figures have not been derived from audited consolidated financial statements and hence are not audited by Deloitte Bedrijfsrevisoren.

This discussion contains forward-looking statements concerning Galapagos' operations, economic performance and financial condition. These forward-looking statements include statements concerning future revenues, expenses and capital expenditures and possible changes in the industry and competitive environment. Because these forward-looking statements involve risks and uncertainties, Galapagos' actual results may differ materially from the results expressed or implied in these statements. See also "Important information, Forward-looking statements" and "Risk factors". Further information on the loss forecast by Galapagos, including reports by Deloitte Bedrijfsrevisoren and ING Corporate Finance is included in "Loss forecast for Galapagos".

All financial figures (except for the Galadeno pro forma management figures) in this discussion are based on reports drawn up according to IFRS standards. Certain figures mentioned in the text paragraphs of this chapter have been rounded and may not conform to the exact total, which is set out in the tables herein.

Overview

Galapagos NV was incorporated in 1999 under the laws of Belgium with its statutory seat in Mechelen, Belgium, and has a 100% participation in Galapagos Genomics BV, based in Leiden, the Netherlands.

Since its inception in 1999, Galapagos has developed a hybrid business model in which it combines its proprietary disease programs with service activities for pharmaceutical and biotechnology partners. Galapagos has built a promising drug target and discovery pipeline and a profitable service division.

Galapagos has identified and validated drug targets in five disease areas:

- Three bone and joint diseases:
  - Osteoarthritis;
  - Osteoporosis;
  - Rheumatoid arthritis;
- Asthma; and
- Alzheimer's disease.

The progression of targets into drug discovery and the subsequent pre-clinical and clinical phases of development require large financial and operational resources and Galapagos has therefore decided to focus on the bone and joint disease programs. The asthma program, including the validated target set, has been out-licensed to GlaxoSmithKline, while the targets in the Alzheimer's disease area are scheduled to be out-licensed by the end of 2005.

During the fourth quarter of 2004, Galapagos was able to close a number of important deals and reached several milestones in existing collaborations, which resulted in €2.2 million revenues in 2004 and €0.8 million in deferred revenues:

- Strategic partnership with GlaxoSmithKline in asthma, with a substantial upfront payment for target licensing and technology access, as well as a 3-year research commitment;
- SilenceSelect discovery deal with Celgene;
- SilenceSelect reagent deal with Vertex;
- Custom reagent deal with Genentech;
- Milestone payment in osteoporosis collaboration with Wyeth;
- Milestone payment in cardiovascular collaboration with Bayer;
- Target licensing milestone in collaboration with Boehringer Ingelheim; and
- SilenceSelect patent sub-license agreement with Invitrogen.

As a result of the deal closings, Galapagos increased its revenues for 2004 to €7.8 million from €6.5 million in 2003. At the same time, Galapagos has been able to maintain its expenses at approximately the same level as the previous year. Galapagos ended the year 2004 with a cash position of €10.3 million.

In the first half-year of 2005, the following important deals were closed:

- Target discovery deal with Cystic Fibrosis Foundation;
- Gene function analysis agreement with Celera Genomics; and
- Research collaboration agreement with Novartis.

Galapagos' disease programs have all yielded validated targets in 2004. Galapagos' most advanced drug discovery project focuses on progressing two targets in its rheumatoid arthritis program. These targets belong to the "kinase" target class and have yielded promising small molecule hits. Kinases have proven to be good drug targets, with as an example Gleevec, a recently approved oncology product from Novartis, which is based on a kinase target. Galapagos is also progressing two targets identified in its osteoporosis program and one target from its osteoarthritis program in drug discovery.

Summary key consolidated financial figures 2002-2004 and first half-year of 2005

The key figures set out below should be read in conjunction with Galapagos' consolidated financial information and the notes thereto included in this Prospectus in "*Consolidated financial information on Galapagos*". Unless clearly otherwise stated, the key figures are extracted from the annual financial information.

Sources of revenue

Galapagos has been able to generate revenues from:

- Partnership revenues in discovery programs consisting of upfront, research and milestone payments;
- Contract research services;
- Sales of research reagents including:
  - Adenoviruses from its SilenceSelect and FLeXSelect collections, individually, as sets or as the complete collection;
  - Adenoviruses as custom knock-in or knock-down reagents through its AdenoSelect program;
- Out-licensing of targets resulting in up-front and milestone payments;
- Sub-licensing of Galapagos' intellectual property; and

- Grants and subsidies.

Revenue recognition rules

- Sales of research reagents are recognised as product revenue when shipped;
- Contract research and development services are recognised as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of Galapagos' fulltime equivalent at a specified rate per FTE;
- Sales from Galapagos' target discovery and development business typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:
  - Upfront non-refundable license fees are only recognised in the income statement as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and Galapagos has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of Galapagos, the upfront fee would not be regarded as a separate transaction and the upfront non-refundable license fees will be deferred at fair value over the period of the collaboration;
  - Library and technology access fees are recognised as license revenue over the period in which access is granted;
  - Fees charged for the delivery of library information are recognised as license revenue when delivered, only if Galapagos has no continuing involvement in the use of the information, otherwise revenue is recognised similarly as upfront non-refundable license fees;
  - Fees for options to negotiate or license are recognised as license revenue at fair value, over the option period unless Galapagos has no continuing involvement with the licensed targets, in which case such fees are recognised as license revenue when earned; and
  - Technical milestone payments are recognised as license revenues when earned, unless Galapagos has continuing involvement in the development, in which case the technical milestone revenue is rateably recognised over the remaining period of the collaboration;
- Royalties are recorded as license revenue when earned; and
- Galapagos receives operational grants from certain governmental agencies, which support Galapagos' research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of Galapagos and are recorded as grant income.

CONSOLIDATED INCOME STATEMENT	30 June 2005 (unaudited)	2004 (audited)	30 June 2004 (unaudited)	2003 (audited)	2002 (audited)
Thousands of €/year ended 31 December or half-year ended June 30					
Product revenue		2,789		2,815	2,727
License revenue		1,918		426	65
Service revenue		522		1,014	113
Research collaborations		150		264	113
Commercial revenue	1,181	5,379	1,127	4,519	3,018
Income from government grants	1,021	2,398	1,138	1,953	2,692
Total revenues	**2,202**	**7,777**	**2,265**	**6,472**	**5,710**
Cost of goods & services sold	-744	-1,288	-634	-1,166	-1,256
Gross profit	**1,458**	**6,489**	**1,631**	**5,306**	**4,454**
Research & development costs	-2,788	-5,443	-2,558	-5,378	-4,100
Sales and marketing costs	-79	-134	-76	-102	-62
General and administrative costs	-2,026	-4,520	-2009	-4,493	-4,521
Operating profit/loss	**-3,435**	**-3,608**	**-3,012**	**-4,667**	**-4,229**
Finance income/cost	27	40	24	86	-92
Taxes	11	-21	-6	-85	-64
NET PROFIT/LOSS FOR THE PERIOD	**-3,397**	**-3,589**	**-2,994**	**-4,666**	**-4,385**
Weighted average number of ordinary shares in issue ('000), taking into account the 4:1 reverse stock split[17]	**6,698**	**5,939**	**5,939**	**5,939**	**4,847**
Basic loss per share (€), taking into account the 4:1 reverse stock split	-0.51	-0.60	-0.50	-0.79	-0.90

Table 12: Consolidated income statement

Revenues

Total revenues increased from €5.7 million in 2002 to €7.8 million in 2004. This growth reflects the increasing interest in Galadeno's product offering. Galadeno has been able to develop strong working relationships with several leading pharmaceutical companies, which have become a source of repeat business for Galadeno. Depending on the nature of the contract, the repeat business can take the form of committed payments of fully loaded FTE costs (*i.e.* direct and overhead costs), the payment of technical milestones that have been provided in the contract and the continuing sale of research reagents. In order to further increase revenues, Galapagos combines a competitive pricing policy with increased marketing efforts.

The revenues in the first half-year of 2005 out of sales contracts show a 4.8% increase compared to the same period in 2004.

Income from grants and subsidies fluctuated between €2.0 million and €2.7 million over the period 2002- 2004. In 2004, grants and subsidies represented 31% of the total revenues. Galapagos has been awarded a total of €13 million in grants and subsidies since its inception. A total of €12 million has already been recorded as revenues at the end of 2004. These grants generally take the form of rebates or refunds of specific expenses incurred in connection with approved scientific research activities. Even though the level of grant income might diminish as Galapagos moves from biology research into drug development, Galapagos will try to secure maximum grant funding from Belgian, Dutch and EU sources. Galapagos will submit for funding only those projects that are in line with the strategic direction of its research program.

[17] Historical figures have been adjusted for the 4:1 reverse stock split wherever applicable; also see "*Description of the Shares and corporate structure*".

Operating costs and expenses

Galapagos expenses consist of three important components:

- Costs of goods and services sold, which are related to the sale of products (reagents) and services by the Galadeno business unit. These costs have remained stable over the last few years;
- Research and development costs, primarily to support Galapagos' technology development, target identification and drug discovery activities. These costs mainly consist of personnel costs, but also include the costs for laboratory disposables, subcontracting expenses and depreciation charges. In the first half-year of 2005, the importance of this subcontracting is significantly increasing as Galapagos is further moving its targets into drug discovery, and initially these activities are outsourced to specialised contract research organisations; and
- General and administrative costs, which have stabilised at €4.5 million per year over the period between 2002 and 2004. They consist primarily of costs of professional services (such as financial, legal, intellectual property and accounting), patent-related fees, salaries and other personnel-related expenses (including stock-based compensation), general expenses and lease and leasehold improvement payments. The general and administrative costs remain stable during the first half-year of 2005, compared to the same period last year.

Personnel costs are the largest individual component of Galapagos' operating costs.

PERSONNEL COSTS	**30 June 2005 (unaudited)**	**2004 (audited)**	**30 June 2004 (unaudited)**	**2003 (audited)**	**2002 (audited)**
Thousands of €/year ended 31 December and half-year ended June 30					
Wages and salaries	1,870	4,221	2,083	4,163	4,049
Social security costs	307	796	411	860	793
Pension costs	74	159	88	112	126
Other costs	166	324	131	249	195
Total	**2,417**	**5,500**	**2,713**	**5,384**	**5,163**

Table 13: Overview of personnel costs

Total personnel costs have remained relatively stable during the last three years. Near the end of 2004, 15 employees (mainly laboratory personnel) were made redundant. This was a necessary step to make the shift from a biology based technology company into product based drug discovery. The cost of this redundancy program was limited, as Galapagos managed to outplace 6 of these 15 employees. This has caused the personnel costs to decrease in the first half-year of 2005. As Galapagos continues to attract additional chemists, the personnel expenses are expected to pick up again.

Total operating costs have been carefully managed. As a consequence, the costs have increased at a slower rate than the increase in revenues in the past three years, resulting in a decrease of the operating loss in 2004 to €3.6 million. The increased efforts in research and development as of 2005 onwards, will increase operating costs for the next few years and as such increase operating loss again.

Net results

The first half-year of 2005 closed with a consolidated net loss of €3.4 million. This loss will be added to the accumulated consolidated deficit, which stood at €21.2 million by the end of 2004.

CONSOLIDATED CASH FLOW STATEMENT	30 June 2005 (unaudited)	2004 (audited)	30 June 2004 (unaudited)	2003 (audited)	2002 (audited)
Thousands of €/year ended 31 December and half-year ended June 30					
Result from operations	-3,435	-3,608	-3,012	-4,667	-4,229
Adjustments for:					
Depreciation of property, plant and equipment	357	763	394	782	701
Amortisation of intangible fixed assets	58	240	138	203	188
Impairment loss on intangible assets		93		0	0
Write-off of inventory		0		107	0
Operating cash flow before movements in working capital	**-3,020**	**-2,512**	**-2,480**	**-3,575**	**-3,340**
(Increase)/decrease in inventories	-54	51	-37	-70	-105
(Increase)/decrease in receivables	49	844	1,403	-437	-1,293
Increase/(decrease) in payables	-137	-936	-1,109	1,460	-505
Cash used in operations	**-3,162**	**-2,553**	**-2,223**	**-2,622**	**-5,243**
Net finance costs	-25	-157	-79	-155	-277
CASH FLOW FROM OPERATING ACTIVITIES	**-3,187**	**-2,710**	**-2,302**	**-2,777**	**-5,520**
CASH FLOW FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment	-402	-103	-83	-279	-1,130
Purchase of and expenditures in intangible assets	-32	-45	-42	-261	-211
Net cash used in investing activities	**-434**	**-148**	**-125**	**-540**	**-1,341**
CASH FLOW FROM FINANCING ACTIVITIES					
Proceeds from issuance of ordinary shares	20,826	0	0	11,354	11,461
Repayment of finance lease obligations	-53	-106	-48	-98	-90
Interest received and other financial income	103	202	105	256	185
Net cash used in financing activities	**20,876**	**96**	**57**	**11,512**	**11,556**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**17,255**	**-2,762**	**-2,370**	**8,195**	**4,696**
Movement in cash and cash equivalents					
At start of the year	10,274	13,036	13,036	4,841	145
Increase/(decrease)	17,255	-2,762	-2,370	8,195	4,696
At the end of the year or half-year	**27,529**	**10,274**	**10,666**	**13,036**	**4,841**

Table 14: Consolidated cash flow statement

In 2002, the Issuer's capital was increased by €27.9 million in several steps, partly by incorporation of a convertible loan (€4.5 million) and partly in cash. Of the cash amount, €12 million was paid-up in 2002, while the remainder of €11.4 million was paid up in 2003. The costs related to the capital increases (€0.8 million in total) were deducted from the proceeds. In 2005, the Issuer's capital was increased again by €22.4 million through a public offering in Belgium and the Netherlands and an international private placement. The costs related to this capital increase (€1.6 million in total) were deducted from the proceeds.

Due to the increasing revenues and the strict cost control, the cash burn from the operating activities has decreased substantially in 2003 and 2004, as compared to 2002. Also, the cash used for investment activities was lowered during this period as the laboratories in both facilities, Mechelen and Leiden, were fully equipped for their activities at the time. Consequently, the capital raised in 2002 in combination with revenue income has been sufficient to fund the operations. Galapagos has a strict debtor follow-up system in place, which also has a positive influence on the annual cash burn.

In the first half-year of 2005, cash burn from operating activities increased compared to the same period in 2004 partly as a result of the increased research and development costs. The cash used for investment activities also increased as a result of the increased efforts in research and development activities as Galapagos moves forward into drug discovery.

Balance sheet

CONSOLIDATED BALANCE SHEET	30 June 2005 (unaudited)	2004 (audited)	2003 (audited)	2002 (audited)
Thousands of € / year ended 31 December and half-year ended June 30				
Assets				
Intangible fixed assets	422	447	735	677
Property, plant and equipment	2,669	2,625	3,284	3,786
Working capital assets	2,272	2,267	3,162	2,762
Available cash and equivalents	27,527	10,274	13,036	4,841
TOTAL ASSETS	**32,890**	**15,613**	**20,217**	**12,066**
Equity and liabilities				
Capital and reserves	52,433	31,557	31,552	20,182
Accumulated losses	-24,588	-21,190	-17,601	-12,935
Non-current liabilities	1,356	1,413	1,519	1,617
Current liabilities	3,688	3,833	4,747	3,202
TOTAL EQUITY AND LIABILITIES	**32,890**	**15,613**	**20,217**	**12,066**

Table 15: Consolidated balance sheet

Galapagos has a limited amount of fixed assets. Intangible fixed assets are mainly capitalised development costs (related to the SilenceSelect library) and licenses. They have decreased over the last few years because of regular amortisation of intangible assets. The average amortisation period varies from 4 to 10 years. Tangible fixed assets are mainly composed of laboratory equipment and installations. They have also decreased over the last few years since the laboratories at both sites were fully equipped for the activities at the time and have required limited additional investments.

For the years 2002-2004 investments of €100,000 or more included the purchases of (i) IT and communication equipment including several personal computers, hardware infrastructure and a video conferencing device (2002; €161,000 in total), (ii) laboratory equipment including a Freedom 200 diagnostics robot and several related devices such as flow cabinets and freezers (2002; €562,000 in total), and (iii) laboratory equipment including robot components and a washing machine (2004; €166,000 in total).

In the first half-year of 2005, Galapagos has mainly invested in the expansion of the existing laboratories and in the renewal of the existing IT equipment. Galapagos has also started the expansion of the laboratories in view of the growth into drug discovery. These new laboratories will be financed through a finance lease contract over a period of 8 years and will be located in the Mechelen (Belgium) premises of Galapagos. At the date of this Prospectus an amount of €2 million has been pledged to the bank in view of the lease contract for the new laboratories.

Working capital assets and liabilities fluctuate strongly because milestone fees and fees from research services are strongly concentrated and not necessarily spread out over the period of the contract.

Off-balance sheet commitments

Galapagos has off-balance sheet commitments related to the rent for the buildings occupied by Galapagos in Mechelen and Leiden. At 31 December 2004, these commitments amounted to €1.9 million, the payment of which will be spread over the next 9 years. See also "*Consolidated financial information on Galapagos*".

Taxation

Since its inception, Galapagos has not made profits and thus has not paid corporate taxes. Its accumulated losses amounted to €21.2 million at 31 December 2004. These losses can be off-set against future profits if and when they are made. However, no deferred tax assets were recorded so far because it was not probable that sufficient taxable profits would exist in the foreseeable future.

Recent business developments

This section highlights the major events that have occurred in relation to Galapagos' business since the publication of the IPO prospectus on 5 May 2005.

On 12 May, Galapagos and Asinex Ltd. announced the collaboration on drug discovery in bone and joint diseases. The collaboration will result in a set of optimised leads for Galapagos' validated bone and joint disease drug targets.

On 24 May, Galapagos announced the appointment of Ferdinand Verdonck as independent director, and Harrold van Barlingen as dependent director. As a consequence of the IPO of Galapagos, Ronald Brus, Stephen Bunting, Steven Burrill and Dirk Pollet stepped down as directors of Galapagos.

On 20 June, Galapagos announced that it entered a services agreement with Celera Genomics Group. Under the agreement, Galapagos' services division Galadeno will provide technology and adenoviral reagents enabling Celera to analyse gene function in human cells and validate potential drug targets.

On 6 July, Galapagos announced that it entered into a research collaboration with Novartis Pharmaceuticals. Under the agreement, Galapagos genomics partnering division Galadeno will design a research program for Novartis employing its SilenceSelect (gene knock-down) platform for functional assays in human primary cell assays.

On 10 August, Galapagos announced a collaboration with ZoBio BV, Pyxis Discovery BV and Leiden University to pursue a small molecule drug discovery program in the area of arthritis. The collaboration, funded in part by an IS ("*Innovatiesubsidie Samenwerkingsprojecten*") grant from the Dutch Ministry of Economic Affairs, brings together three Benelux biotech companies and a Dutch university in one highly complementary and strategic project.

On 12 August, Galapagos and High Q Foundation announced an agreement in principle on a €2.4 million alliance to discover drug targets for the Huntington disease.

On 14 September, Galapagos, Amsterdam Molecular Therapeutics BV, the Netherlands Institute for Brain Research and the *Vrije Universiteit* Amsterdam announced their collaboration to develop innovative treatments for acute spinal cord and peripheral nerve damage (neurotrauma). The research collaboration will combine the cutting-edge expertise of four Dutch organisations and will be funded in part by a €2 million grant from the Dutch governmental organisation Senter.

General outlook

With respect to the expectations for 2005 given hereunder, there can be no assurance that such expectations will occur due to a number of factors including, among others, general economic and business conditions, industry trends, availability and the terms of funding available, competition,

currency fluctuations, failure to achieve the expected research and development results, cancellation of orders, the loss of key personnel, availability of suitably qualified personnel on commercially reasonable terms and other factors, some of which are referred to elsewhere in this Prospectus. See "*Risk factors*". Further information on the loss forecast by Galapagos, including reports by Deloitte Bedrijfsrevisoren and ING Corporate Finance, is included in "*Loss forecast for Galapagos*".

Galapagos has shown a steady increase in revenues and number of partners since its inception. Galapagos anticipates a continuing acceptance of its target discovery platform as superior technology in the market place and therefore sees an opportunity for a further revenue increase in Galadeno. This will only partly offset the increase in drug discovery costs incurred in the development of novel drugs. In these programs, Galapagos combines internal development with selected strategic partnering in order to manage the development costs but keep substantial ownership of its programs. With the expansion of the drug discovery activities, the operating costs are expected to increase substantially in 2005, mainly due to increased personnel costs and outsourced drug discovery activities. Galapagos anticipates to gradually increase its headcount to approximately 80 people for the Dutch and Belgian entities together in 2005. Although Galapagos expected, at the time of its IPO, the operating costs to grow to approximately €16 million, it now expects them to grow to a reduced level, which is not significantly different.

Drug discovery business

Galapagos foresees opportunities for an increase in the drug discovery business revenue for 2005 as compared to 2004. Revenue growth for Galapagos' drug discovery activities will be created by out-licensing of targets and by strategic partnering of some of its research and development programs. Galapagos will invest heavily in drug discovery capabilities in 2005, recruiting additional personnel, expanding laboratory space and creating a medicinal chemistry group. This will position Galapagos as a partner for a strategic alliance with a pharmaceutical partner in one of its core disease areas. Separately, Galapagos plans to out-license the targets identified in the Alzheimer's disease program, which should contribute to the revenues in 2005. Galapagos also anticipates that it will in-license one or more (pre-)clinical compounds by the end of 2005 to strengthen the drug discovery pipeline and shorten the time it will take to enter the clinical development phase. This in-licensing might result in product candidates for Galapagos outside the bone and joint diseases, which is the focus of its core disease programs. In the budget for 2005, €1.5 million has been allocated for in-licensing. Galapagos is in discussions with several biotechnology and pharmaceutical companies regarding the in-licensing of clinical and pre-clinical compounds.

Galadeno

In order to underpin the relevance of the hybrid business model, Galapagos has prepared pro forma management accounts, which are used only for the purpose of providing an estimate of profitability of Galadeno. These pro forma management figures have not been derived from its audited consolidated financial statements and hence have not been audited.

Galadeno business unit pro forma management accounts (unaudited)	2004	2003	2002
Thousands of €/year ended 31 December			
Total revenues	**4,850**	**4,370**	**3,164**
Personnel costs	1,122	1,474	1,244
Disposables & lab fees	368	640	488
Other operating costs	882	817	789
Operating expenses	**2,372**	**2,931**	**2,521**
Gross profit	**2,478**	**1,439**	**643**

Table 16: Galadeno pro forma management accounts

These management accounts have been derived from the historic management figures for Galapagos, using the following assumptions:

- Revenue has been estimated on a contract-by-contract basis. Contracts that would have been allocatable to the service business have been regarded as such. Inter-segment sales to the drug discovery business unit have not been included;

- Personnel charges have been allocated partially based on time sheet registrations and estimates of management toward the necessary support services for the service business unit;

- Disposables have been allocated as an estimate of average use per member of the laboratory personnel. The assumption has been made that the same usage applies for screening activities with regard to the service activity as with regard to the first stages of the drug discovery business unit; and

- Other costs have been allocated as a percentage of total.

Galapagos forecasts Galadeno's revenues for 2005 to be substantially higher than those in 2004. The growth of Galadeno's service business will be driven by the continuation of initiatives started in 2004, namely allocation of more resources to sales and marketing and a competitive pricing policy. Galadeno projects that the majority of these revenues will be achieved through the sale of reagents together with target discovery and validation services.

As of 2005, Galapagos prepares periodic segment information for the Galadeno service business unit.

Galadeno business unit pro forma management accounts (unaudited)	2005
Thousands of €/half-year ended June 30	
Commercial revenue	1,181
Income from government grants	556
Total revenues	**1,737**
Cost of goods & services sold	-744
Gross profit	**993**
Sales and marketing costs	-46
General and administrative costs	-573
Operating profit/loss	**374**

Table 17: Periodic segment information Galadeno

Development of consolidated results of operation

As described above, Galapagos sees opportunities for increased revenues in 2005 at the drug discovery unit while its forecast for the revenues of Galadeno in 2005 is substantially above those of 2004. At the same time, the operating costs are expected to grow. This is partly due to the expected increase in personnel costs, higher outsourced drug discovery expenses and the potential in-licensing of pre-clinical compounds. Although Galapagos expected, at the time of its IPO, the operating costs to grow to approximately €16 million, it now expects them to grow to a reduced level, which is not significantly different. Because of these higher costs, the net loss is expected to be substantially higher than the €3.6 million recorded in 2004. See "*Loss forecast for Galapagos*" for further information on the loss forecast by Galapagos.

Development of cash position

With the expansion of the drug discovery activities, Galapagos, excluding any effects resulting from the BioFocus Acquisition, is anticipating an increase of the burn rate to over €7 million in 2005. With the cash position of €10.3 million as per 31 December 2004 and proceeds of €22.4 million from the IPO, Galapagos will end 2005 with an expected cash position of €24 million[18,19], again excluding the BioFocus Acquisition. Please also refer to "*Capitalisation and indebtedness, working capital statement, no significant change statements and pro forma statement of net assets, Working capital statements*".

Financial reporting

In accordance with the Euro.NM Amsterdam Listing Rules, Galapagos publishes quarterly reports for each quarter following the closing date of the IPO in May 2005 until 31 December 2005 (being the quarters ending 30 June, which has already passed, and 30 September 2005).

[18] The costs related to this capital increase (€1.6 million in total) were deducted from the proceeds.

[19] At the date of this Prospectus an amount of €2 million has been pledged to the bank in view of the lease contract for the new laboratories.

CAPITALISATION AND INDEBTEDNESS, WORKING CAPITAL STATEMENT, NO SIGNIFICANT CHANGE STATEMENTS AND PRO FORMA STATEMENT OF NET ASSETS

Capitalisation and indebtedness of Galapagos

The following table sets out Galapagos' unaudited consolidated capitalisation and indebtedness as at 30 June 2005. The table should be read in conjunction with Galapagos' audited consolidated financial statements for the years ending 31 December 2004, 2003 and 2002, and the notes thereto and the unaudited financial statements for the half-year ending 30 June 2005 (also see "*Consolidated financial information on Galapagos*").

Consolidated capitalisation and indebtedness of Galapagos	**As at 30 June 2005 (unaudited)**
Thousands of €	
Total current debt	
Guaranteed	—
Secured	-110
Unguaranteed/unsecured	—
	-110
Total non-current debt (excluding current portion of long-term debt)	
Guaranteed	—
Secured	-1,356
Unguaranteed/unsecured	—
	-1,356
Shareholders' equity	
Share capital	47,555
Share premium	4,878
Other reserves	-24,588
	27,846
Net capitalisation	**26,380**
Cash	27,527
Cash equivalents	—
Liquidity	**27,527**
Current financial debt	
Current bank debt	—
Current portion of non-financial debt	-110
	-110
Net current liquidity	**27,417**
Non-current bank loans	—
Other non-current loans	-1,356
Non-current financial indebtedness	**-1,356**
Net financial liquidity	**26,061**

Table 18: Capitalisation and indebtedness

Working capital statements

1. As at the date of this Prospectus, the Issuer and the Board of Directors, having made due and careful enquiry, are of the opinion that Galapagos, taking into account its available bank balances, has sufficient working capital for its present requirements, *i.e.* for the period from the date of the Prospectus until at least 12 months from the Admission Date.

2. As at the date of this Prospectus, the Issuer and the Board of Directors, having made due and careful enquiry, are also of the opinion that the Enlarged Galapagos Group, taking into account its available bank balances, has sufficient working capital for its present requirements, *i.e.* for the period from the date of the Prospectus until at least 12 months from the Admission Date.

No significant change statements

1. There has been no significant change in the financial or trading position of Galapagos since 31 December 2004 (the date to which the latest published audited accounts of Galapagos were prepared) save as disclosed in the unaudited interim accounts as at 30 June 2005.

2. There has been no significant change in the financial or trading position of BioFocus Group since 31 March 2005 (the date to which the latest audited results for BioFocus Group have been prepared).

Unaudited pro forma statement of net assets of the Enlarged Galapagos Group

The following financial information sets out a pro forma statement of net assets of the Enlarged Galapagos Group following the BioFocus Acquisition. The pro forma financial information has been prepared to show primarily the effects on the net assets of the Enlarged Galapagos Group of the proposed BioFocus Acquisition as if it had taken place on 30 June 2005.

This pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it addresses a hypothetical situation and cannot give a complete picture of the actual financial position or results of the Enlarged Galapagos Group. The pro forma financial information is based upon the unaudited consolidated financial statements of Galapagos as at 30 June 2005 and the unaudited consolidated financial statements of BioFocus as at 31 March 2005.

Pro forma statement of the net assets of the Enlarged Galapagos Group	**Galapagos 30 June 2005**	**BioFocus 31 March 2005 pro forma**	**Adjustment note 4(a)**	**Adjustment note 4(b)**	**Pro forma combined**
Thousands of €	(unaudited)	(unaudited)			
Non current assets	**3,091**	**35,689**	**-25,446**	**15,122**	**28,456**
Goodwill		25,446	-25,446	15,122	15,122
Intangible assets	422	1,122			1,544
Property, plant and equipment	2,669	5,816			8,485
Available for sale financial assets		2,796			2,796
Pre-payments		509			509
Current assets	**29,799**	**16,492**	**0**	**-2,400**	**43,890**
Inventories	152	5,638			5,790
Trade and other receivables	2,120	4,979			7,099
Financial assets		7			7
Cash and cash equivalents	27,527	5,867		-2,400	30,994
Current liabilities	**3,688**	**7,012**	**0**	**0**	**10,700**
Bank loans		151			151
Trade and other payables	3,042	4,847			7,889
Obligations under finance leases	110	1,409			1,519
Tax and social payables	536	408			944
Provisions		196			196
Non current liabilities	**1,356**	**2,493**	**0**	**0**	**3,849**
Bank loans		86			86
Obligations under finance leases	1,356	2,143			3,499
Trade and other payables		0			0
Provisions		264			264
Net assets	**27,846**	**42,675**	**-25,446**	**12,722**	**57,797**

Table 19: Pro forma statement of net assets

Notes to the pro forma statement of net assets

1. Basis of preparation

The financial information has been prepared under the historical cost convention in a manner consistent with the accounting policies adopted by Galapagos in its consolidated financial statements for the year ended 31 December 2004 and the six months period ended 30 June 2005.

2. Issuer's financial information

The net asset financial information in respect of the Issuer has been extracted from the unaudited consolidated balance sheet of Galapagos as at 30 June 2005. See "*Consolidated financial information on Galapagos, Periodic information per 30 June 2005*".

3. BioFocus' financial information

The net asset financial information in respect of BioFocus has been extracted from the unaudited consolidated balance sheet of BioFocus under IFRS as at 31 March 2005. See "*Financial information on BioFocus, Pro forma restatement of net assets of BioFocus*".

4. Adjustments to the pro-forma statement of net assets

(a) Elimination of goodwill recognised in the consolidated financial statements of BioFocus

(b) Acquisition of shares in BioFocus

Goodwill arising on the BioFocus Acquisition is calculated as follows:

Value of (Galapagos) shares issued in consideration:		€29,951 thousand
Book value of BioFocus' net assets:	€42,675 thousand	
Less: Goodwill previously eliminated:	-/-€25,446 thousand	
		-/-€17,229 thousand
Add: Estimated transaction costs:		€2,400 thousand
		€15,122 thousand

The value of the purchase consideration is based on the number of BioFocus Shares in issue at 31 March 2005 of 16,313,370 shares, evaluated at the offer price per BioFocus Share of €1.836. No account has been taken of any options to subscribe for further BioFocus Shares that were outstanding at 31 March 2005 and that may be exercised by BioFocus Shareholders as a consequence of the Offer.

5. Adjustments necessary to reflect the fair values of identifiable assets, liabilities and contingent liabilities

The statement does not include any adjustments necessary to reflect the fair values of identifiable assets, liabilities and contingent liabilities. Any subsequent fair value exercise should be expected to identify differences between the fair value of the assets and liabilities of BioFocus and their carrying amounts presented in the pro forma consolidated net asset statement set out above and to identify any identifiable intangible assets or contingent liabilities when their fair value can be measured reliably.

6. Trading results

The statement does not take account of any trading results of the Issuer subsequent to 30 June 2005, or of BioFocus subsequent to 31 March 2005.

See "*Report regarding unaudited pro forma statement of net assets of the Enlarged Galapagos Group*" for the report by Deloitte Bedrijfsrevisoren on this unaudited pro forma statement of net assets.

As at the date of this Prospectus Galapagos employs 78 people, including the members of the Executive Committee (*Directiecomité*). Its Executive Committee, currently comprising five members, is responsible for the operational and strategic management of Galapagos and the implementation of Galapagos' strategy developed and agreed with the Board of Directors. The composition, organisation and operation of the Board of Directors, are described in "*Board of Directors and corporate governance*".

Executive Committee

The Executive Committee currently comprises five members:

Onno van de Stolpe, Ir – Chief Executive Officer

Mr Van de Stolpe co-founded Galapagos in 1999 while he was Managing Director Genomics at IntroGene (now Crucell). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe. He established this European headquarters after joining Molecular Probes in the US. Previously, he worked for the Netherlands Foreign Investment Agency in California where he was responsible for recruiting biotech and medical device companies to locate in the Netherlands. Van de Stolpe started his career as a Manager Business Development at MOGEN in Leiden. He received his MSc degree from the Agricultural University in Wageningen.

Graham Dixon, PhD – Chief Scientific Officer

Dr Dixon joined Galapagos on 15 November 2004. Prior to joining Galapagos, Dr Dixon was CSO of Entomed in France. From 2002 to 2003, he was CSO at F2G in the UK. From 1994-2002, Dr Dixon had various research & development management positions at Zeneca and AstraZeneca. He started his professional career with Dow and later DowElanco. He has a PhD in Biochemistry from the University of Swansea in the UK.

Dirk Pollet, PhD – Vice President Business Development

Dr Pollet joined Galapagos in September 2000, from GlaxoWellcome (Stevenage, UK) where he was Director Molecular Diagnostics focusing on pharmacogenetics. Previously, he was Business and Product Development Manager at Innogenetics (Ghent, Belgium), playing a major role in the development of innovative diagnostics. He received his PhD degree in Biochemistry from the University of Antwerp. He became a director at Galapagos in August 2000 and stepped down as a board member after the closing of the IPO, but continues to be a member of the Executive Committee.

Andre Hoekema, PhD – Managing Director Galadeno

Dr Hoekema joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe. He brings 20 years of biotech experience from positions at Molecular Probes Europe (Managing Director), Crucell (Director of Business Development), DSM Life Sciences, MOGEN (Research and Project Management) and Genentech (R&D). Dr Hoekema has a PhD degree from Leiden University and is the inventor of over 20 series of patent applications, resulting in 15 patents issued in the US.

Vicky Gwosdz, MSc – Head of Finance

Ms. Gwosdz joined Galapagos in October 2004. Ms. Gwosdz was finance manager for the Cash Services division of Group 4 Falck. From 2002 to 2003, Ms. Gwosdz was financial controller at Océ Interservices, the coordination center of the Océ Group. She started her career as financial auditor with KPMG and PwC. She has a Masters Degree in Applied Economic Sciences from the Limburg University in Diepenbeek. She holds various guest lecturing assignments at universities and institutions in Belgium and the Netherlands. Ms. Gwosdz will not be a member of the proposed Executive Committee (see "*The Offer and the Admission, The Enlarged Galapagos Group*").

On 31 March 2005, Galapagos announced the appointment of Gustaaf Van Reet as Vice President Corporate Development. Dr Van Reet was responsible for the in-licensing of product candidates and building a pre-clinical group at Galapagos. He was also a member of the Executive Committee.[20] On 13 June 2005 Dr Van Reet terminated his agreement with Galapagos and resigned as a member of Galapagos' Executive Committee, but confirmed to remain available for Galapagos for *ad hoc* consultancy missions.

Organisational chart



CEO
Legal
Human Resources
IT Systems
Finance
Business Development
Research & Development
Galadeno
Business Development
Intellectual Property
Research Strategy & Operations
Project Management
Marketing & Sales
Science & Manufacturing
Discovery Informatics
Chemisty
Biology
Drug discovery unit

Figure 8: Organisational structure of Galapagos

Employees and headcount evolution

At 1 September 2005, Galapagos employed 77 people (full time employed equivalent), 53 in Galapagos NV (Mechelen, Belgium), and 24 in Galapagos Genomics BV (Leiden, the Netherlands). This is up from a total of 64 by year-end 2004.

Total number of employees at year end	**2000**	**2001**	**2002**	**2003**	**2004**
FTE					
Galapagos NV (Mechelen, Belgium)	28	41	57	55	47
Galapagos Genomics BV (Leiden, the Netherlands)	13	22	31	28	17
Total	**41**	**63**	**88**	**83**	**64**

Table 20: Headcount evolution

Galapagos' headcount increased strongly from 2000 to 2002, stabilised in 2003 and declined substantially in 2004. This reduction was due to the operational restructuring process in order to align the organisation for the transition of Galapagos from a genomics to a drug discovery organisation. Galapagos has now initiated a significant recruitment effort for personnel in the drug discovery division, especially in the domain of medicinal chemistry.

[20] Mr Van Reet received fees for his services which amounted to €23.5 thousand during the period of 1 April 2005 until 13 June 2005.

Warrant plans

In 1999, 2002 and 2005 Galapagos approved five warrant plans (together hereafter referred to as the "Warrant Plans") allowing Galapagos' personnel and management to be involved in Galapagos' growth and development. None of the Warrant Plans requires consideration to be provided by the beneficiary on grant of the warrants. The Shareholders Meeting explicitly empowered the Board of Directors to grant the warrants within the framework of the Warrant Plans. The grant of warrants to members of the Board of Directors as remuneration for duties that fall within the scope of their office as directors was at every occasion decided or ratified by the Shareholders Meeting. In case the Board of Directors decides to grant warrants to one of its members as a remuneration for special assignments that do not fall within the scope of their office of directors, the Board of Directors has to comply with the legal provisions with respect to conflict of interests. The sections below summarise the most important provisions of the Warrant Plans.

Warrant plans 1999

At the extraordinary Shareholders Meeting of 21 December 1999, two warrant plans were established: one warrant plan was specifically set in favour of the directors, management and personnel of the Issuer ("Warrant Plan Belgium 1999"), whereas the second warrant plan was established in favour of the management and personnel of the Issuer's Dutch subsidiary ("Warrant Plan Netherlands 1999").

Warrant Plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 549,341 warrants were issued to and subscribed by the Issuer. At the date of this Prospectus, an aggregate number of 242,154 warrants have been granted to directors, management and personnel of Galapagos, of which 180,954 warrants are still outstanding. 307,187 warrants were not granted. On 1 March 2002 the extraordinary Shareholders Meeting decided that no further warrants could be granted under the 1999 plan.

The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one ordinary share. However, by decision of the extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Belgium 1999 were modified to reflect that four warrants will entitle the warrant holders to subscribe for one Share at an exercise price of €4.00 per Share.

Warrants granted under this plan have been fully vested and can be exercised.

Warrant Plan Netherlands 1999

There are currently no more warrants outstanding under the Warrant Plan Netherlands 1999.

Warrant plans 2002

At the extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favour of the directors, management and personnel of the Issuer ("Warrant Plan Belgium 2002") and a second warrant plan in favour of management and personnel of the Issuer's Dutch subsidiary ("Warrant Plan Netherlands 2002").

Warrant Plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 3,013,000 warrants were issued to and subscribed by the Issuer. At the date of this Prospectus, an aggregate number of 3,013,000 warrants have been granted to directors, management and personnel of Galapagos (grants from 2002 to 2005), of which 2,545,394 warrants are still outstanding.

The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one ordinary share Class D. Since the different classes of shares of the Issuer were cancelled by decision of the extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Belgium 2002 were modified to reflect that four warrants will entitle the warrant holder to subscribe for one Share.

The exercise price of the warrants is determined by the Board of Directors at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. If the Issuer's shares are not listed, the exercise price per share equals at least the real value of one ordinary share as established by the Board of Directors upon affirmative advice of the statutory auditor. Furthermore, the exercise price per share must equal at least (i) €4.00 and (ii) the book value of the existing shares as set out in the most recently approved annual accounts prior to the date of the offer of the warrants.

The warrants cannot be exercised before the end of the third calendar year following the offer. Between the beginning of the fourth calendar year following the offer and the fourth anniversary of the offer, the warrant holder can only exercise 60% of the offered warrants.

In the event of termination of the warrant holder's employment or service relation for any reason other than retirement or illness or disability (in which case the warrants must be exercised within three months) after the third calendar year following the year in which the warrants are offered, the warrant holder must exercise its warrants within three months as of the first day of the fourth calendar year following the offer of warrants. If such termination occurs before the end of the third calendar year following the year in which the warrants were offered, a part of the warrants will automatically become void:

- 90% if the termination occurs before the first anniversary of the offer of warrants to the beneficiary;
- 80% if the termination occurs before the second anniversary of the offer of warrants to the beneficiary;
- 60% if the termination occurs before the third anniversary of the offer of warrants to the beneficiary; and
- 40% if the termination occurs after the third anniversary of the offer of warrants to the beneficiary, but before the end of the third calendar year.

In the event of termination due to retirement or illness or disability, the warrants must be exercised within three months. In the event of death of the warrant holder, the warrants shall be transferred to the person(s) entitled and must be exercised within three months. Except in the event of death of a warrant holder, the warrants are not transferable.

Warrant Plan Netherlands 2002

Pursuant to the Warrant Plan Netherlands 2002, a total number of 500,000 warrants have been issued to and subscribed for by the Issuer. At the date of this Prospectus, the Issuer has granted an aggregate number of 482,595 warrants pursuant to this Warrant Plan Netherlands 2002, of which 180,748 warrants are still outstanding. The 17,405 warrants that were not granted have been cancelled on 29 March 2005.

The exercise period of the warrants amounts to four years, which exercise period starts as from the date of the offer. A vested warrant entitles the holder of such warrant to subscribe for one ordinary share class D of the Issuer. Since the different classes of shares of the Issuer were cancelled by decision of the extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Netherlands 2002 were modified to reflect that four warrants will entitle the warrant holder to subscribe to one Share.

The exercise price of the warrants is determined by the Board of Directors at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Netherlands 2002. If the Issuer's shares are not listed, the exercise price per share equals at least the real value of the ordinary shares as established by the Board of Directors upon affirmative advice of the statutory auditor, multiplied by 1.17. Furthermore, the exercise price must equal at least €4.68.

Date of the offer	Exercise price	Expiry date	Outstanding at the date of this Prospectus	Outstanding as at 31 December 2003
22 December 1999	€4.00	21 December 2007	180,954	223,554
6 March 2002	€4.00	5 March 2010	1,707,796	2,005,521
6 September 2002	€4.00	5 September 2010	68,600	102,100
1 February 2003	€4.00	31 January 2011	60,748	108,750
15 June 2004	€4.00	1 February 2012	133,000	
22 July 2004	€4.00	1 February 2012	30,000	
31 January 2005	€6.76	1 February 2012	545,250	
Total			**2,726,348**	**2,469,925**

Table 21: Overview of Warrant Plans Belgium 1999 and 2002

The moments of exercise for the Warrant Plans Belgium 1999 and 2002 after the warrants become exercisable were not specified, so that warrant holders are free to exercise their warrants throughout a year.

The exercise price of the warrants offered on 31 January 2005 was based on a valuation report drawn up by the Board of Directors and certified by KPMG Bedrijfsrevisoren, Spoorweglaan 3, 2610 Wilrijk, Belgium. The Board of Directors' report was based on discounted cash flows, while KPMG's certification also referred to other valuation metrics such as intrinsic value per Share, the price per Share of the last capital increase and the evolution of the biotech index. To the resulting valuation of €2.40 per Share before the 4:1 reverse split or €9.64 after the reverse split, a discount of 30% was applied to take into account the illiquidity of the shares at the time they were granted.

Date of the offer	Exercise price	Expiry date	Outstanding at the date of this Prospectus	Outstanding as at 31 December 2003
4 March 2002	€4.68	3 March 2006	100,000	356,000
4 March 2003	€4.68	3 March 2007	30,000	30,000
23 December 2003	€4.68	22 December 2007	50,748	96,595
Total			**180,748**	**482,595**

Table 22: Overview of Warrant Plan Netherlands 2002

The moments of exercise for the Warrant Plan Netherlands 2002 after the warrants become exercisable were not specified, so that warrant holders are free to exercise their warrants throughout a year.

Warrant Plan 2005

At the extraordinary Shareholders Meeting of 29 March 2005, a new warrant plan was approved, in favour of certain directors of the Issuer (Raj Parekh, Onno van de Stolpe, Wilson Totten, Barry Ross, and Ferdinand Verdonck), management and personnel of Galapagos ("Warrant Plan 2005"). Warrants under this plan will only be granted to the directors by the general Shareholders Meeting. The exercise period of the warrants amounts to eight years. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date the warrants are offered, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered.

This warrant plan contains a minimum of 125,000 warrants (the "Initial Warrants") and a maximum of 500,000 warrants for the employees, directors and consultants of Galapagos. The exact number

of warrants to be created in excess of 125,000 (the "Additional Warrants") was to be determined in accordance with the number of shares offered in the IPO (including the shares pursuant to the over-allotment option). The number of Additional Warrants to be created was neither to exceed 375,000 nor 3.4% of the entire share capital of the Issuer calculated on a fully diluted basis. Excluding the minimum of 125,000 Initial Warrants, and based on the Initial Public Offering, this amounted to 342,421, bringing the total number of warrants that were issued under Warrant Plan 2005 to 467,421. Each warrant entitles the beneficiary to subscribe to one Share of the Issuer subject to the provisions of the Warrant Plan 2005.

At the date of this Prospectus, an aggregate number of 145,000 warrants have been granted (to the CEO and one employee), all of which are still outstanding[21].

Date of the offer	Exercise price	Expiry date	Outstanding at the date of this Prospectus	Number eligible for future offer
4 July 2005	€6.91	4 July 2013	145,000	
Total			**145,000**	**322,421**

Table 23: Overview of Warrant Plan 2005

Summary of warrant plans

The table below summarises all warrant plans, including the number of warrants outstanding for each plan and the number of warrants eligible for future offer.

Summary of all warrant plans at the date of this Prospectus	Warrants	Rights to subscribe to shares	Warrants	Rights to subscribe to shares
	Number outstanding		**Number eligible for future offer**	
Warrant Plan Belgium 1999	180,954	45,239	0	0
Warrant Plan Belgium 2002	2,545,394	636,348	0	0
Warrant Plan Netherlands 1999	0	0	0	0
Warrant Plan Netherlands 2002	180,748	45,187	0	0
Warrant Plan 2005	145,000	145,000	322,421	322,421
Total	**3,052,096**	**871,774**	**322,421**	**322,421**

Table 24: Summary of all Warrant Plans

Exercise and lock-up restrictions

Article 501 of the BCC states that, in the event of a capital increase through a contribution in cash, any warrant holder may exercise its warrants and participate as a shareholder to the capital increase if that right is also given to the existing shareholders. Prior to the extraordinary Shareholders Meeting of 29 March 2005, the warrant holders were informed of the envisaged capital increase. Before the IPO, the members of the Executive Committee and the Board of Directors agreed through a separate agreement not to exercise their outstanding warrants 24 months after the IPO closing date, which was 10 May 2005, while four other (former) senior managers agreed not to exercise their outstanding warrants until 6 months after the IPO closing date.

The other personnel members are not restricted in exercising their warrants, except for the limitations included in the Warrant Plans. The warrants issued under the Warrant Plan Belgium 1999

[21] In total 160,000 warrants have been offered under Warrant Plan 2005. For reasons of resignation one employee decided not to accept any of the offered 15,000 warrants. Consequently, the number of warrants granted (*i.e.* offered and accepted) under Warrant Plan 2005 amounts to 145,000.

can all be freely exercised. The total number of warrants still outstanding under this plan equals 180,954, and are held by the members of the Executive Committee and the four (former) senior managers described in the previous paragraph, who have agreed to a lock-up of these warrants. The warrants issued under the 2002 warrant plans can only be freely exercised after 31 December 2005 in accordance with the exercise conditions of the Warrant Plan Belgium 2002. The warrants issued under the Warrant Plan Netherlands 2002 can be freely exercised at any moment and the Shares thus acquired can be freely transferred. Of the 180,748 warrants outstanding under this plan, 134,896 warrants are held by senior management and directors.

PRINCIPAL SHAREHOLDERS AND LOCK-UP AGREEMENTS

The table below sets out a list of all shareholders who have declared by the date of this Prospectus an interest in the share capital of the Issuer. It also reflects the change to the shareholdings in the events of:

- The Issue of the Offer Shares; and
- The exercise of the outstanding warrants of the directors, personnel and management of Galapagos.

The table also includes the additional number of Shares that might be issued as a result of the exercise of BioFocus Options whilst the Offer remains open for acceptance or pursuant to the proposals that the Issuer proposes to make to BioFocus Optionholders following the Offer becoming or being declared unconditional in all respects (see "*The Offer and the Admission, Details of the Offer for BioFocus*").

Shareholder	Number of shares	Percentage	Number of shares after Issue of the Offer Shares	Percentage	Number of shares after exercise of warrants	Percentage
Abingworth	1,435,394	15.7%	1,435,394	11.2%	1,435,394	13.9%
Apax	1,277,366	13.9%	1,277,366	9.9%	1,277,366	12.4%
Crucell	1,236,097	13.5%	1,236,097	9.6%	1,236,097	12.0%
Tibotec	1,113,964	12.1%	1,113,964	8.7%	1,113,964	10.8%
Burrill	904,254	9.9%	904,254	7.0%	904,254	8.8%
GO-Capital	889,102	9.7%	889,102	6.9%	889,102	8.6%
AlpInvest	507,819	5.5%	507,819	4.0%	507,819	4.9%
Other shareholders	1,790,169	19.5%	1,790,169	13.9%	1,790,169	17.3%
Non-executive directors	0	0	0	0%	60,174	0.6%
Executive Committee	16,000	0.2%	16,000	0.1%	606,975[22]	5.9%
Senior managers	0	0	0	0%	80,800	0.8%
Personnel	0	0	0	0%	139,825	1.4%
BioFocus Shareholders	Not relevant	Not relevant	3,670,508	28.6%	Not relevant	Not relevant
Offer to BioFocus Optionholders	Not relevant	Not relevant	Not relevant	Not relevant	290,138	2.8%
Total	**9,170,165**	**100.0%**	**12,840,673**	**100.0%**	**10,332,077**	**100.0%**

Table 25: Shareholding structure Galapagos.

Note 1: The 322,421 warrants eligible for future issue under Warrant Plan 2005 are not included.

Note 2: The number of 290,138 following the proposed offer to BioFocus Optionholders assumes that all BioFocus Options are exercised, irrespective of the exercise prices.

As of 30 June 2005, there are no shareholder loans outstanding.

To the knowledge of Galapagos, there are no shareholders agreements between Galapagos' shareholders, except for the agreement among the Pre-IPO Shareholders in the lock-up agreement whereby they will consult each other and those willing to sell will act together if the IPO-Managers would consent to a sale of Shares prior to the end of the 2 years lock-up period.

The Issuer is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Issuer.

[22] This figure includes the 16,000 shares owned by members of the Executive Committee.

There are no differences in the voting rights of the Issuer's major shareholders.

Lock-up agreement in respect of Tibotec and Crucell

Each of Tibotec and Crucell have irrevocably undertaken to the IPO-Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 2 years following the closing date of the IPO (*i.e.* 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the first year of the aforementioned lock-up period, these lock-up obligations can only be waived with prior written consent by Euronext Amsterdam. Whilst during the first year of the aforementioned lockup period, under the Euronext regulations the lock-up obligations only relate to 80% of the interest in the Issuer of Tibotec and Crucell individually, any transactions which fall within the scope of these lock-up obligations during this period (and thus relating to 100% of their interest in the Issuer), are subject to the prior written consent by the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of the Issuer (which waiver will solely apply to the tendering of the securities under such bid). During the second year of this lock-up period, these lock-up obligations can only be waived with the prior written consent of the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of the Issuer (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of Abingworth, AlpInvest, Apax and Burrill

Each of Abingworth, AlpInvest, Apax and Burrill have irrevocably undertaken to the IPO-Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 2 years following the closing date of the IPO (*i.e.* 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the aforementioned lock-up period, these lock-up obligations can only be waived with the prior written consent of the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of the Issuer (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of the members of the Board and the Executive Committee

Each of members of the Board of Directors and the Executive Committee have irrevocably undertaken to the IPO-Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 2 years following the closing date of the IPO (*i.e.* 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer

to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the first year of the aforementioned lock-up period, these lock-up obligations can only be waived with prior written consent by Euronext Amsterdam. Whilst during the first year of the aforementioned lock-up period, under the Euronext regulations these lock-up obligations only relate to 80% of the interest in the Issuer of the members of the Board of Directors and the Executive Committee individually, any transactions which fall within the scope of these lock-up obligations during this period (and thus relating to 100% of their interest in the Issuer), are subject to the prior written consent by the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of the Issuer (which waiver will solely apply to the tendering of the securities under such bid). During the second year of this lock-up period, these lock-up obligations can only be waived with the prior written consent of the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of the Issuer (which waiver will solely apply to the tendering of the securities under such bid).

In addition, each of Geoff McMillan and David Stone, the proposed new members of the Board of Directors, and Chris Newton and David Phillips, the proposed new members of the Executive Committee, have irrevocably undertaken to Galapagos, Kempen & Co and ING Corporate Finance on terms similar to the above that each of them will not, until 2 years following the closing date of the IPO (*i.e.* 10 May 2005) *inter alia*, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of Galapagos, or otherwise transfer or dispose of any securities in Galapagos' share capital. In the case of David Stone, he is permitted after the date which is 9 months following the Offer becoming or being declared unconditional in all respects to sell or transfer the Offer Shares he receives pursuant to the Offer provided the sale is effected through the Kempen & Co and ING Corporate Finance. In the case of Geoff McMillan, he will be permitted to transfer those Offer Shares which he receives pursuant to the exercise of the BioFocus Options after the Offer being declared unconditional in all respects provided that he effects such transaction through Kempen & Co and ING Corporate Finance.

Lock-up agreement in respect of certain other (former) managers of Galapagos

Each of Mr Peter Tomme, Mr Jan Van der Schueren, Mr Helmuth van Es and Mrs Andrea Grant (a former manager) have irrevocably undertaken to the IPO-Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 6 months following the closing date of the IPO (*i.e.* 10 May 2005), none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the aforementioned lock-up period, these lock-up obligations can be waived with the prior written consent by the IPO-Managers which consent will not be withheld in the event of a public bid for the total share capital of the Issuer (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of the Issuer

The Issuer itself has undertaken with the IPO-Managers that, for a period of 365 days following the closing date of the IPO (*i.e.* 10 May 2005), it will not issue, offer, sell, contract to sell, grant any

option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares similar to that of a sale or publicly announce any intention to do any of such things or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) in any depository receipt facility, without the prior written consent of the IPO-Managers, other than (i) Shares to be issued upon exercise of warrants to purchase or subscribe for Shares, or upon conversion of securities convertible into Shares, in each case, outstanding on the date hereof, (ii) any Shares or rights convertible into or exchangeable for Shares, or which carry rights to subscribe or purchase Shares, issued in connection with any merger or acquisition, corporate transaction or in-licensing activity involving the Issuer after the date of the underwriting agreement and (iii) the issue of the over-allotment Shares. For more information on this, see also chapter "*Board of Directors and corporate governance*".

RELATED PARTY TRANSACTIONS

The Issuer has the following contractual relationships with directors, shareholders or companies in which certain of the Pre-IPO Shareholders own or have owned an interest during the last three years:

- *Non-compete undertaking from Crucell:* The Issuer and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the North America. No consideration was paid for this undertaking.

- *License agreement between Tibotec and the Issuer dated 28 May 2001:* The Issuer, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. The Issuer entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec intellectual property relating to, *inter alia*, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterisation of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. The Issuer paid a consideration of €454 thousand for this agreement which was capitalised.

- *Research and commercial license agreement between Crucell and the Issuer dated 6 June 2001:* Under this agreement Crucell granted a sole and exclusive worldwide license to the Issuer under the Crucell patents and know how for, *inter alia*, identifying, making and using products and services in the field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. Galapagos paid a consideration of €454 thousand for this agreement which was capitalised.

- *Services agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland BV entered into between Crucell and Galapagos Genomics BV dated 3 November 2004:* Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,570) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for reparation works.

- *Services agreement between Crucell and Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004:* In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

- *Ratification agreement for the lease of office and laboratory facilities between Crucell and Galapagos Genomics BV dated February 2002:* In this agreement Crucell and Galapagos Genomics BV document and ratify their contractual agreement relating to the lease of office and laboratory facilities at Archimedesweg 4, 2333 CN Leiden, the Netherlands. Crucell agrees to sub-lease a certain section of the building to Galapagos Genomics until 31 December 2003 at the latest. Galapagos Genomics BV undertakes to deliver the building section, upon termination of the agreement, to Crucell clean and without damages to the building and its lease hold improvements.

- *Supplemental agreement to the ratification agreement for the lease of office and laboratory facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005:* This (amended) agreement documents new conditions for the termination of the lease agreement as set out in the ratification agreement dated February 2002. Under the

(amended) supplemental agreement, the lease automatically continues for periods of one year as of 1 January 2004. However, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

- The Issuer has closed several contracts in the normal course of business with Johnson & Johnson. In the period between 2002 and 2004 €1.2 million was recognised as revenue in these contracts.
- Before the IPO, independent directors received board meeting fees amounting to €1.5 thousand per board meeting. Following the IPO, each of the independent directors' fees were adjusted to an annual fee of €20 thousand.
- A consultancy contract was closed with the Chairman of the Issuer, Dr Parekh, amounting to a monthly consulting fee of £8,666. Effective 1 August 2005, this consultancy agreement was replaced by a new consultancy agreement (subject to shareholders' ratification) under which Dr Parekh's monthly consulting fee is £4,166, as a compensation for giving strategic advice.[23]

There are no loans outstanding between the Issuer and any member of its Board of Directors or the Executive Committee.

The amount to which these related party transactions formed part of the revenues of Galapagos amounted to €39 thousand in 2004 (2005 until the date of this Prospectus: €nil).

[23] Dr Parekh receives no fee or expense reimbursement for chairing the board. Also see *"Board of Directors and corporate governance, Remuneration of the members of the Board of Directors".*

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

General provisions with regard to the Board of Directors

The Board of Directors consists of a maximum of nine members, including the Chairman and the CEO. The Chairman is a non-executive director and does not hold the office of CEO. The Board of Directors consists of at least three independent directors.

An independent director is a director who is independent in accordance with article 524 of the BCC and in accordance with the requirements set out in the Belgian Corporate Governance Code, except as far as the latter Code is concerned that independent directors of Galapagos may also own warrants which represent the right to acquire Shares.

The directors are elected by the Shareholders Meeting for a maximum period of four years. Each director can at any time tender his resignation or be dismissed before the end of his mandate by decision of the Shareholders Meeting, taken with normal majority. Directors can be re-elected.

The Shareholders Meeting decides whether the directors are remunerated for the exercise of their mandate as directors. Nevertheless, all directors are reimbursed for the expenses reasonably incurred during the exercise of their mandate as a director.

The Board of Directors is authorised to take all actions which are necessary or useful to fulfil the corporate purpose of the Issuer, with the exception of those actions which are explicitly reserved for the Shareholders Meeting by law or under the Articles of Association.

A meeting of the Board of Directors may be called by the Chairman, by two directors or by the CEO. A meeting is validly held if an attendance quorum of at least half of the present or represented members of the Board of Directors is met. If a meeting is postponed for lack of quorum, a second meeting of the Board of Directors may validly deliberate and decide on the agenda items of the first meeting if at least two directors are present or represented at the second meeting.

Decisions of the Board of Directors are taken by normal majority. Blank and invalid votes are not included in the calculation of the votes cast. If the votes are tied, the Chairman of the Board of Directors has a casting vote.

On 29 March 2005, the Board of Directors approved a charter of the Board of Directors which, together with the charters of the committees of the Board of Directors, sets out the principles pursuant to which the Board of Directors and its committees operate. Such charters are part of the general corporate governance charter which the Board of Directors established in accordance with the provisions of the Belgian Corporate Governance Code. These charters are in compliance with the Belgian corporate governance regime, except for the fact that directors may be offered warrants of the Issuer and that the individual remuneration of the CEO is not disclosed. The charters will be made publicly available at the Issuer's website and an updated version will be published after every modification made to them.

On 29 March 2005, the Board of Directors also agreed to subscribe to an improved director's liability insurance, including a public offering of securities liability insurance. The improved director's liability insurance provides for a more comprehensive coverage, including coverage for the liability of Galapagos and its members of the Board of Directors and the Executive Committee in connection with the public offering of securities of Galapagos. This Board's decision was taken in compliance with Article 523 of the BCC.

On 29 March 2005, the Board of Directors also agreed to conclude guarantee agreements between the Issuer and each of the members of its Board of Directors and Executive Committee. Pursuant to these guarantee agreements the Issuer shall indemnify the beneficiaries for any liability arising out of claims from third parties originating from acts or omissions performed by the beneficiaries in the exercise of their duties as member of the Board of Directors or member of the Executive Committee. The indemnification does not apply (i) when the liability is covered by the directors liability insurance policy, (ii) when the liability is the result of any act or omission by a beneficiary acting in bad faith

or with gross negligence in performing his or her duties, or (iii) for criminal sanctions imposed on the beneficiary. This Board's decision was taken in compliance with the terms of Article 523 of the BCC.

Composition of the Board of Directors

Board members are elected on the basis of their knowledge and with a view to obtaining a good balance of skills such as finance, sector knowledge, operational experience, strategic thinking, ability to assess business models, etc. The Board consists of the following directors:

Name	Position	Dependent/ Independent	Executive/ Non-executive	Age	Other mandates	Previous mandates (past 5 years)
Raj Parekh	Chairman	Dependent	Non-executive	45	Member of the board of directors of: – Celldex (Princeton, US) – Chroma Therapeutics (Oxford, UK) – Lorantis (Cambridge, UK) – Parekh Enterprises (Oxford, UK) Partner in Abingworth BioVentures III GPLP and Abingworth BioVentures IV GPLP	Member of the board of directors of: – Akubio (Cambridge, UK) – Oxford GlycoSciences (Abingdon, UK)
Onno van de Stolpe	CEO	Dependent	Executive	45	None	None
Ferdinand Verdonck		Independent	Non-executive	63	Member of the board of directors of: – Banco Urquijo (Madrid, Spain) – Dictaphone Corporation (Stratford, US) – Easdaq (Leuven, Belgium) – Groupe SNEF (Marseille, France) – JP Morgan Continental European Investment Trust (London, England) – Laco Information Services (Diegem, Belgium) – Phoenix Funds (Hartford, US) – Santens (Oudenaarde, Belgium)	Member of the board of directors of: – Almanij (Brussels, Belgium), and several directorships held in conjunction herewith – Degussa (Antwerp, Belgium) – Phoenix Investment Partners (Hartford, US) – Xpert Safety (Brussels, Belgium)
Barry Ross		Independent	Non-executive	57	Member of the board of directors of: – BioImage (Copenhagen, Denmark) – InPharmatica (London, UK) – Kreatech (Amsterdam, The Netherlands) Member of the scientific advisory board of: – CeNeS (Cambridge, UK) – Jerini (Berlin, Germany) – Trophos (Marseille, France)	Member of the supervisory board of: – Jerini (Berlin, Germany) Member of the board of directors of: – Molecular Probes (Eugene, USA) – RiboTarget (Cambridge, UK) – Zeptosens (Basel, Switzerland)
Wilson Totten		Independent	Non-executive	50	Member of the board of directors of: – ProStrakan (Scotland)	Member of the board of directors of: – Shire (Basingstoke, UK)
Laurent Ganem		Dependent	Non-executive	47	Member of the board of directors of: – Biolipox (Stockholm, Sweden) – Corevalve (Paris, France) – Hybrigenics (Paris, France) – Neuro3D (Mulhouse, France) – Neurotech (Paris, France) – Newron (Milan, Italy) – Synt:em (Nimes, France) Partner of Apax Partners	Member of the board of directors of: – Entomed (Illkirch, France) – IDM (Paris, France) – NicOx (Antipolis, France)
Harrold van Barlingen		Dependent	Non-executive	40	Member of the board of directors of: – Avantium (Amsterdam, The Netherlands) – BioXell (Milan, Italy) – Curacyte (Leipzig, Germany) – Omrix Biopharmaceuticals (Brussels, Belgium; observer role) – Thuja Capital (Amsterdam, The Netherlands)	None

Table 26: Composition of the Board of Directors

See "*The Offer and the Admission, The Enlarged Galapagos Group*" for details of the proposed Board of Directors.

Raj Parekh, PhD – Former Entrepreneur in Residence at Abingworth Management

Dr Parekh was Entrepreneur in Residence at Abingworth, a UK venture capital company. He cofounded Oxford GlycoSciences (OGS) in 1988, was Chief Scientific Officer and Senior Vice President of Research and was instrumental in the flotation of the company in 1998, its listing on NASDAQ and its recent merger with Celltech. He joined Galapagos' Board of Directors in July 2004. His current appointment as member of the Board lasts until 5 May 2009. (Address: Jermyn Street 38, SW1Y 6DN, London, UK).

Onno van de Stolpe, Ir – CEO of Galapagos

Mr Van de Stolpe founded Galapagos in 1999 while he was Managing Director Genomics at IntroGene (now Crucell). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe. He established this European headquarters after joining Molecular Probes in the US. Previously, he worked for the Netherlands Foreign Investment Agency in California where he was responsible for recruiting biotech and medical device companies to locate in the Netherlands. Van de Stolpe started his career as a Manager Business Development at MOGEN in Leiden. He received his MSc degree from the Agricultural University in Wageningen. He joined Galapagos' Board of Directors in June 1999. His current appointment as member of the Board lasts until 5 May 2009. (Address: Borzestraat 50/2, 2800 Mechelen, Belgium).

Ferdinand Verdonck – Director of corporations

Mr Verdonck is currently on the board of several companies, including Banco Urquijo (Spain) and Dictaphone Corporation (USA). His professional experience is based on his work, mainly in financial services. Most recently as the managing director of Almanij and earlier with Lazard Frères and also in manufacturing (Bekaert NV). His responsibilities entailed board participation in publicly traded and privately-held companies in many countries. He holds a law degree from the KU Leuven and degrees in economics from KU Leuven and the University of Chicago. He joined Galapagos' Board of Directors in May 2005. His current appointment as member of the Board lasts until 5 May 2009. (Address: Nederpolder 7, 9000 Gent, Belgium).

Wilson Totten, MD – CEO of ProStrakan

Dr Totten is CEO of ProStrakan, a company formed by the recent merger of Strakan and Proskelia. Until 2004, he was Group R&D Director at Shire where Dr Totten was responsible for research and drug development, and involved in all commercial aspects. Before joining Shire in 1998, he was Vice President of Clinical R&D with Astra Charnwood from 1995 to 1997. Before that Dr Totten was Director of Drug Development for Fisons Pharmaceuticals and Medical Director at 3M Health Care. He joined Galapagos' Board of Directors in August 2004. His current appointment as member of the Board lasts until 5 May 2009. (Address: Friar's Hall, Gattonside, Melrose, Scotland TD6 9LT).

Wilson Totten has in the course of 2004 assisted Galapagos as advisor in assessing potential commercial transactions for which he received €4,500 in total. Both the Board of Directors and Wilson Totten are convinced this does not prejudice his independence as a director.

Barry Ross, PhD – Consultant

Dr Ross is an independent scientific and business advisor. Previously he served as CEO and Scientific Director of the Affymax Research Institute in Palo Alto. He held a number of senior research positions in the pharmaceutical industry including Director, Group Research Strategy and Alliances at GlaxoWellcome. He received his PhD in Organic Chemistry from Imperial College of Science and Technology, London. He joined Galapagos' Board of Directors in April 2003. His current appointment as member of the Board lasts until 5 May 2009. (Address: Garthmead, Annable Lane, Harpenden, AL5 3PL, UK).

Laurent Ganem, MD – Managing Director Apax Partners

Dr Ganem became a partner of Apax Partners in 1994, in charge of investments in Healthcare and Biotechnology. He began his career in the US at Baxter International. Then, back in France, he founded a company specialising in Life Science Technology Transfers where he was General Manager until 1993. Laurent is a graduate of the Paris University of Medicine. He also obtained an MBA from Columbia University, New York. He joined Galapagos' Board of Directors in March 2002. His current appointment as member of the Board lasts until 5 May 2009. (Address: Rue des Beaux-Arts 3bis, 75006 Paris, France).

Harrold van Barlingen, PhD – Managing Director Thuja Capital

Dr Van Barlingen is managing director of Thuja Capital BV and represents AlpInvest Partners. Thuja Capital is the exclusive manager of the direct life sciences portfolio of AlpInvest Partners, one of the largest private equity investors worldwide. Before founding Thuja Capital he headed the life science investments at AlpInvest partners. Before AlpInvest Harrold worked as a consultant at the Boston Consulting Group. Prior to BCG, Van Barlingen headed the Benelux office of the Lewin Group (a Quintiles subsidiary), an international firm specialised in the field of health economy. He holds a MSc

in Medical Biology and a PhD in the area of cardiovascular diseases, both from the University of Utrecht. He joined Galapagos' Board of Directors in May 2005. His current appointment as member of the Board lasts until 5 May 2009. (Address: Yalelaan 40, 3584 CM Utrecht, The Netherlands).

During the previous 5 years, the members of the Board of Directors have not been convicted for any violation of the (Dutch) Act Economic Delicts (*Wet Economische Delicten*) nor in relation to any other fraudulent offences, nor have they been involved in or associated with any bankruptcies, receiverships, liquidations or legal moratorium of a company on which they had influence, with the exception of Mr Verdonck who has been involved as a director and shareholder in the involuntary liquidation of Xpert Safety NV, which was declared bankrupt on 28 February 2000. During the previous 5 years, the members of the Board of Directors have not been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), nor have they ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

As some of the members of the Board of Directors are, for example as a board member, involved in other life sciences companies, which might today or in the future compete and/or collaborate with Galapagos, or could be potential merger and acquisition candidates, this might result in a conflict of interest. At the date of the Prospectus, there is no such conflict of interest.

Committees

At its meeting of 29 March 2005, the Board of Directors approved the establishment of an Executive Committee, an Audit Committee and a Nomination and Remuneration Committee and approved the charters for these committees and appointed the members of these committees.

Executive Committee

The Executive Committee currently consists of five people, who do not need to be a director. The executive director and CEO, Onno van de Stolpe, is Chairman of the Executive Committee.

The Executive Committee consists of five members:

- Onno van de Stolpe, CEO;
- Graham Dixon, Chief Scientific Officer;
- Dirk Pollet, Vice President Business Development;
- Andre Hoekema, Managing Director Galadeno; and
- Vicky Gwosdz, Head of Finance.

All members have been part of the Executive Committee since its inception, being 6 May 2005, the date of the IPO. Before that, they all were already member of the executive management of Galapagos, since the start of their employment.

See "*The Offer and the Admission, The Enlarged Galapagos Group*" for details of the proposed Executive Committee.

All members of the Executive Committee have a contract of indefinite duration with Galapagos, except for Mrs Gwosdz who has an employment agreement of definite duration ending in October 2005. It is expected that the latter agreement will be converted into an employment agreement of indefinite duration as of the expiration of the current agreement of definite duration. The agreements with the members of the Executive Committee do not provide for benefits upon termination of their employment or management agreement.

The Executive Committee is a corporate body within the meaning of article 524bis of the BCC. It may exercise the powers delegated to it by the Board of Directors. However, such powers may not include the general policy or other matters which are reserved for the Board of Directors on the

basis of legal provisions or the Articles of Association or the corporate governance charter adopted by the Issuer.

The tasks of the Executive Committee include the following matters:

- The research, identification and development of strategic possibilities and proposals which may contribute to Galapagos' development in general;
- The drafting and development of policy guidelines to be approved by the Board of Directors;
- Galapagos' management through, among other things, the implementation of policy guidelines;
- The supervision of the performance of the business in comparison with the strategic goals, plans and budgets; and
- The support of the CEO with the day-to-day management of Galapagos.

The Executive Committee meets regularly, and at least once a month.

The Executive Committee prepares quarterly reports for the Board of Directors. These management reports, sent to all directors within 15 days after the end of each quarter, give an overview of the most important events, a financial overview, an evaluation of the status of the budget and business plan and an overview of the policy the Executive Committee wishes to implement during the next quarter.

Besides the quarterly management reports, the Executive Committee immediately informs the Board of Directors of matters which may influence the Board of Directors' risk management policy (such as potential litigation, relations with major customers, and all facts which may substantially impact the market price of the Shares).

During the previous 5 years, the members of the Executive Committee have not been convicted for any violation of the (Dutch) Act Economic Delicts (*Wet Economische Delicten*) nor in relation to any other fraudulent offences, nor have they been involved in or associated with any bankruptcies, receiverships, liquidations or legal moratorium of a company on which they had influence. During the previous 5 years, the members of the Executive Committee have not been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), nor have they ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

The Issuer is not aware of any potential conflicts of interests the members of the Executive Committee may have between any duties to the Issuer and their private interests and other duties.

Audit Committee

The Audit Committee consists of three directors:

- Ferdinand Verdonck, Chairman;
- Barry Ross; and
- Raj Parekh.

All members of the Audit Committee are non-executive directors, the majority of whom are independent. The chairman is an independent non-executive director. All members dispose of the relevant expertise, especially in financial matters, to fulfil their task efficiently.

The members of the Audit Committee are appointed by the Board of Directors in order to develop long-term audit procedures relating to all Galapagos' activities. This task consists more specifically of:

- Follow up on financial reporting and verification of financial data;
- Verification and follow up of the internal control mechanisms;

- Evaluation and verification of the effectiveness of the risk assessment systems; and

- Follow up on the internal and external audit activities.

The Audit Committee's powers and responsibilities have been included in the charter of the Audit Committee. The Audit Committee will meet as often as necessary to ensure the committee's good operation, with a minimum of four meetings yearly convened by the Chairman. The Audit Committee reports its conclusions and recommendations to the Board of Directors and informs the Board of Directors regularly on the exercise of its tasks and on all matters which require immediate action or improvement.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three non-executive directors, the majority of whom are independent:

- Raj Parekh, Chairman;

- Ferdinand Verdonck; and

- Wilson Totten.

The Nomination and Remuneration Committee's role is twofold:

- Drafting recommendations to the Board of Directors regarding the remuneration policy of Galapagos and the remuneration of directors and members of the Executive Committee; and

- Selecting the appropriate candidate-directors and making recommendations to the Board of Directors in relation to the appointment of directors and members of the Executive Committee.

The Nomination and Remuneration Committee's powers and responsibilities have been included in the charter of the Nomination and Remuneration Committee. The Nomination and Remuneration Committee will meet at least twice yearly, as well as each time a meeting is required in view of the committee's role and responsibilities as convened by the chairman. The Nomination and Remuneration Committee reports its conclusions and recommendations to the Board of Directors, while aiming to ensure utmost discretion in its reporting documents and proceedings.

Remuneration of the members of the Board of Directors

In 2004, non-executive directors representing one of the Issuer's shareholders received no compensation for their position as directors, and they were paid €13 thousand as expense reimbursement. Independent members of the Board of Directors received a board fee of €1.5 thousand per board meeting. In 2004, they were paid €6,000 as board fees and expense reimbursements.

Since the IPO, the independent members of the Board of Directors receive a fixed annual amount of €20 thousand as remuneration for their work for the Board. The Board comprises three independent members, being Barry Ross, Wilson Totten and Ferdinand Verdonck. The CEO does not receive any special remuneration for his work on the Board of Directors, since this is part of his total remuneration package. As of 1 August 2005, the chairman of the Board, Dr Parekh receives an annual consulting fee of £50,000 (subject to shareholders' ratification) as a compensation for giving strategic advice, including evaluations of mergers and acquisitions and compound in-licensing opportunities. Dr Parekh receives no fee or expense reimbursement for chairing the board.

Galapagos does not have a private pension plan for its directors.

The non-executive members of the Board of Directors were allocated 225,000 warrants without consideration, representing the right to subscribe to 56,250 shares, after the 4:1 reverse split. In deviation of the Belgian Corporate Governance Code, the non-executive directors can receive warrants, as this is customary in the biotech industry.

Non-executive members of the Board of Directors	Date of the offer	Number of warrants	Rights to subscribe to shares	Exercise price	Expiry date
Raj Parekh, Chairman	15 June 2004	125,000	31,250	€4.00	1 February 2012
Ferdinand Verdonck	31 January 2005	40,000	10,000	€6.76	1 February 2012
Wilson Totten	22 July 2004	30,000	7,500	€4.00	1 February 2012
Barry Ross	1 February 2003	30,000	7,500	€4.00	31 January 2011
Laurent Ganem		—			
Harrold van Barlingen		—			
Total	**225,000**	**56,250**			

Table 27: Warrants held by the non-executive members of the Board of Directors

Remuneration of the members of the Executive Committee

The total annual remuneration package for 2005 for the five members of the Executive Committee (CEO, CSO, Vice President Business Development, Managing Director Galadeno, Head of Finance) consists of two parts: a fixed part of €1.1 million and a variable part. The variable part is calculated on the basis of reaching and surpassing individual and corporate objectives. These objectives are set at the beginning of the year by the Board of Directors and are related to both the performance of the member of the Executive Committee as well as the overall performance of Galapagos towards the approved budget. Based upon the actual performance, and following a proposal of the Nomination and Remuneration Committee, the Board of Directors decides on the variable part.

The total remuneration paid out to the Executive Management (predecessor of the Executive Committee) in 2004 amounts to €620 thousand, of which the variable part comprised €75 thousand. The increase expected in 2005 is the result of the expansion of the Executive Committee as well as the fact that Graham Dixon, CSO, only started near the end of 2004. The Nomination and Remuneration Committee fixes the performance parameters and verifies their effectiveness regularly. In deviation from the Corporate Governance Code, the Issuer intends not to disclose in the Corporate Governance Chapter of the annual report the individual remuneration (basic, variable and other components) granted directly or indirectly to the CEO because of privacy concerns.

Galapagos does not have a private pension plan for its Executive Committee. The members of the Executive Committee have a group insurance that is held by an outside party and is treated as a defined contribution plan.

The members of the Executive Committee were allocated 620,000 warrants representing the right to subscribe to 248,750 shares of the Issuer in 2005, without consideration.[24] They will also be eligible to receive warrants under the new Warrant Plan 2005. The total number of outstanding warrants and rights to subscribe to shares of the members of the Executive Committee per 1 August 2005 is presented below:

Executive Committee member	Date of the offer	Number of warrants	Rights to subscribe to shares	Exercise price	Expiry date
Onno van de Stolpe,	22 December 1999	104,636	26,159	€4.00	21 December 2007
CEO	6 March 2002	843,064	210,766	€4.00	5 March 2010
	31 January 2005	60,000	15,000	€6.76	1 February 2012
	4 July 2005	125,000	125,000	€6.91	4 July 2013
		1,132,700	376,925		
Dirk Pollet,	22 December 1999	52,318	13,079	€4.00	21 December 2007
VP Business Development	6 March 2002	368,882	92,221	€4.00	5 March 2010
		421,200	105,300		
Graham Dixon, Chief Scientific Officer	31 January 2005	210,000	52,500	€6.76	1 February 2012
Andre Hoekema, Managing Director Galadeno	31 January 2005	150,000	37,500	€6.76	1 February 2012
Vicky Gwosdz, Head of Finance	31 January 2005	75,000	18,750	€6.76	1 February 2012
Total		**1,988,900**	**590,975**		

Table 28: Warrants held by members of the Executive Committee

The total of 590,975 rights to subscribe to shares reflects 6.4% of the total number of shares outstanding of 9,170,165.

The members of the Executive Committee may receive more warrants of the Issuer, since the management's participation in the capital and potential growth of the entity for which they work is common in the biotechnology industry. It also provides an important incentive for the members of the Executive Committee to strive for the Issuer's most beneficial development.

Shareholding in the Issuer by the members of the Board of Directors and the Executive Committee

The following members of the Board and/or of the Executive Committee hold shares in the Issuer:

- Onno van de Stolpe: 15,000 shares; and
- Andre Hoekema: 1,000 shares.

The other members of the Board of Directors and the Executive Committee have confirmed that they do not own any shares in the Issuer.

Management

The Board of Directors has delegated the day-to-day management to a Managing Director, who acts as the Chief Executive Officer (CEO) of Galapagos, reporting directly to the Board of Directors.

The external auditors

Deloitte & Bedrijfsrevisoren was reappointed as the Issuer's statutory auditor for a period of three years at the Shareholders Meeting of 1 April 2003. The total remuneration paid to Deloitte

[24] Former member of the Executive Committee Staf Van Reet was allocated 100,000 warrants on 31 January 2005 (or 25,000 rights to subscribe to shares).

Bedrijfsrevisoren in 2004 amounts to €21 thousand for statutory audit work and €15 thousand for tax advice.

Transactions with affiliated companies

All transactions with affiliated companies (if any, and other than subsidiaries) are, if legally required, submitted to a committee of three independent directors and an independent expert, who will report to the Board of Directors. This report will be published in the annual report. There were no such transactions in 2004.

The Issuer bears the name "Galapagos NV" and has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium. The general telephone number of the Issuer is +32015342900. The Issuer operates under the commercial names "Galapagos" and "Galadeno", the latter to indicate its service business.

Incorporation, modification of the Articles of Association and duration

The number of shares mentioned in this section and relating to the period up to 29 March 2005 refers to the number of shares before the reverse stock split of 4 to 1 that was decided by the extraordinary Shareholders Meeting on 29 March 2005.

On 30 June 1999, the Issuer was incorporated under Belgian law as a limited liability company (*Naamloze Vennootschap/Société Anonyme*) under the name "Galapagos Genomics". Crucell (formerly IntroGene) and Tibotec (successor to Pharmabioscience Holding NV) founded the Issuer. The Issuer was incorporated with a share capital of €4,447,050, represented by 4,447,050 registered shares, with a nominal value of €1.00 each.

On 3 August 2000, the shareholders modified the Issuer's Articles of Association to reflect that the Board of Directors must consist of at least four directors.

At its meeting of 18 January 2001, the Board of Directors decided to transfer the registered office from Generaal De Wittelaan L11/4, 2800 Mechelen to Generaal De Wittelaan L11/A3, 2800 Mechelen.

On 1 March 2002, article 5 of the Issuer's Articles of Association was modified to reflect an increase of (i) the Issuer's capital by €4,505,666 (increasing the capital from €4,447,050 to €8,952,716) and (ii) the number of shares representing the share capital by 4,505,666 at a price of €1.00 per share (increasing the amount of shares from 4,447,050 to 8,952,716).

On 6 March 2002, the Articles of Association were amended in view of the following decisions taken:

- A capital increase by €707,995 bringing the share capital to €9,660,711 and an issuance of 447,531 new shares at a price of €1.582 per share bringing the total amount of shares to 9,400,247;
- A second capital increase by €20,707,995 bringing the share capital to €30,368,706 and an issuance of 13,089,757 new shares at a price of €1.582 per share bringing the total amount of shares to 22,490,004; and
- A division of the existing shares into five categories (A, B, B+, C and D).

At the extraordinary Shareholders meeting of 6 March 2002, the shareholders agreed to adopt new Articles of Association reflecting *inter alia* the decisions referred to above, as well as share transfer restrictions and nomination rights for the Board of Directors.

On 19 September 2002, an extraordinary Shareholders Meeting was held at which the Issuer's capital was increased with €2,000,000 to bring the capital from €30,368,706 to €32,368,706 by creating 1,264,222 shares category C at a price of €1.582 per share, without nominal value, having the same rights and benefits as the other shares of the same category.

On 29 March 2005, the extraordinary Shareholders Meeting resolved on a number of amendments to the Articles of Association of the Issuer, subject to the condition precedent of the realisation of the IPO. The amendments relate, *inter alia*, to the capacity of company to call upon public savings (*openbaar beroep op het spaarwezen*), as defined in applicable Belgian law. On this same date, the Issuer's shareholders decided to change the Issuer's name to "Galapagos NV".

On 4 May 2005, the extraordinary Shareholders Meeting stated that the minutes of the extraordinary Shareholders Meeting held on 29 March 2005 contained an error with respect to the conditions of

issuance and exercise of the warrants covering the IPO-Managers' over-allotment option granted in connection with the IPO.

On 10 May 2005, the Board of Directors of Galapagos represented by Mr Onno van de Stolpe, established the realisation of the condition precedent of the initial public offering of the shares and subsequently established (i) the realisation of the capital increase with €19,999,476.50 and the issue of 2,857,142 new shares; (ii) the exercise of 338,696 warrants resulting in a subsequent capital increase with €390,010.16 and the issue of an additional 84,674 new shares[25]; (iii) the issue of 467,421 new warrants within the framework of future incentive plans; (iv) the issue of 963,303 new warrants within the framework of IPO-Managers' over-allotment option; (v) the conversion of 428,571 registered shares into bearer shares pursuant to the stock-lending agreement concluded between Crucell Holland BV, KBC Securities NV and Kempen & Co Corporate Finance BV; (vi) the issuance of CIK global deposit certificates and (vii) the amendment to the Articles of Association of Galapagos pursuant to the realisation of the condition precedent of the public offering of the shares of Galapagos and pursuant to the capital increases.

On 8 June 2005, the Board of Directors of Galapagos, represented by Mr Ferdinand Verdonck has established the capital increase pursuant to the exercise of 289,795 warrants granted within the framework of the IPO-Managers' over-allotment option resulting in a capital increase of €2,028,565.

On 4 July 2005, a special Shareholders Meeting was held at which 125,000 warrants were granted to Onno van de Stolpe, under the Warrant Plan 2005.

The Board of Directors resolved on 19 September 2005 to make the Offer on the terms and conditions set forth in the Offer Document. Upon the Offer becoming or being declared unconditional in all respects, the Board of Directors will resolve to issue the Offer Shares in consideration for the transfer to it of the BioFocus Shares within the authorised capital procedure and in accordance with applicable Belgian law.

Business number

The Issuer is registered with the Register of Legal Entities (*Kruispuntbank van Ondernemingen/ Banque-Carrefour des Entreprises*) under business number 0466.460.429. The Issuer is registered in Mechelen Belgium.

Legal form

The Issuer is a limited liability company (*naamloze vennootschap/société anonyme*) incorporated under Belgian law. It has the capacity of a company that has called upon and calls upon public savings. The Issuer is incorporated for an unlimited duration.

Financial year

The financial year starts on 1 January and ends on 31 December.

Purpose of the Issuer

As set out in article 3 of the Articles of Association, the Issuer's purpose consists of:

- The development, construction and operation of gene libraries for functional genomics research;
- The research for the development of health products for human beings and animals, pharmaceutical products and other products relating thereto;
- The development, testing, scale drawing and operation of gene therapy processes, as well as the development, assessment and operation of clinical applications of such procedures;

[25] In the time of the IPO 2,112 Shares were issued in connection with the exercise of 8,448 warrants, which resulted in a capital increase of €9,638. This share issue resulting from the exercise of warrants did not constitute a part of the IPO offering. The IPO offering comprised (among other things) 82,562 Shares newly issued after the exercise of warrants resulting in proceeds of €380,372 for the Issuer.

- Research for its own account or for the account of third parties in the field of, or in connection with, biological and industrial technology, genetics and human and animal life in general; and

- The acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses.

With a view to accomplishment of its purposes, the Issuer may, in Belgium or abroad, acquire or lease any license, movable or immovable property, which is necessary or useful for the accomplishment of its commercial or industrial purpose, operate, sell or lease the same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post check, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The Issuer may, by means of contribution, participation, loans, credit facilities, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, existing or to be incorporated, and whether or not having a similar purpose to that of the Issuer. The Issuer may merge with other companies or associations. The Issuer may incorporate subsidiaries, under Belgian or foreign law. The Issuer may acquire or establish any property, which is necessary or useful for its business or for the accomplishment of its corporate purpose.

Group structure

The Issuer holds all outstanding shares of Galapagos Genomics BV, a company incorporated under the laws of the Netherlands, with registered office at Archimedesweg 4, 2333 CN Leiden, the Netherlands.

Galapagos Genomics is exonerated from certain legal provisions under Dutch law relating to the preparation of its financial statements. To allow Galapagos Genomics to benefit from such exoneration, the Issuer had to declare that it assumes joint and several liability for all obligations incurred by Galapagos Genomics (a so-called full parent guarantee).

In addition, the Issuer entered into a "Research and development agreement" with Galapagos Genomics on 20 June 2000. Under this agreement, Galapagos Genomics shall, on behalf of the Issuer, carry out research activities relating to the production of custom adenoviruses, identify academic collaboration partners and provide support in respect of business development and applications for grants. The Issuer shall own all intellectual property rights to the results obtained under this agreement. The initial term is from 20 June 2000 until 31 December 2005 and the agreement shall be tacitly renewed for consecutive one-year periods thereafter.

There has not been any interruption in the business of the Issuer which may have or has recently had a significant effect on its financial position.

History of share capital

The number of shares mentioned in this section and relating to the period up to 29 March 2005 refers to the number of shares before the reverse stock split of 4 to 1 that was decided by the extraordinary Shareholders Meeting on 29 March 2005. The Issuer's securities have been created under Belgian law.

On 30 June 1999, the Issuer was incorporated with a share capital of €4,447,050, represented by 4,447,050 registered shares, with a nominal value of €1.00 each. Crucell (formerly IntroGene BV) subscribed to 4,002,345 registered shares and Tibotec (formerly Pharmabioscience Holding NV) subscribed to 444,705 registered shares. The Issuer also issued 4,447,050 founders' shares free of charge which were allocated to the Issuer's founders in proportion with their shareholding. On 31 December 1999 Tibotec exerciced an option to increase its shareholding to 50% by purchasing 1,778,820 shares from Crucell, after which both Tibotec and Crucell owned 2,223,525 registered shares.

On 21 December 1999, the extraordinary Shareholders Meeting approved the Warrant Plan Belgium and the Warrant Plan Netherlands, as approved by the Board of Directors at its meeting of 20 December 1999. The Warrant Plan Belgium and the Warrant Plan Netherlands provided for an

issuance of 549,341 warrants and 235,432 warrants respectively, each warrant giving the right to subscribe one ordinary share. Upon issuance of the warrants, the Issuer's shareholders decided to waive their preferential subscription right. The terms and conditions of the Warrant Plan Belgium and the Warrant Plan Netherlands are described in more detail in "*Management and employees*".

On 3 August 2000, the extraordinary Shareholders meeting approved the issuance of two convertible bonds with a nominal value of €2 million each. The term of the convertible bonds was five years as of 1 August 2000. The convertible bonds were registered bonds, with an interest of 10% per annum capitalised yearly until the end of the term of the bonds or the moment on which the bonds are converted. The convertible bonds were not transferable except when (i) they were transferred together with one or more existing shares of the Issuer or (ii) they were transferred to another shareholder of the Issuer. The holder of the convertible bonds could only demand early conversion of the bonds as of one month prior to the end of the term. However, early conversion during the term of the bonds was possible in the event of (i) a transfer of shares or issue of new shares by the Issuer following which the composition of shareholders of the Issuer was altered, (ii) the approval of a proposal for a merger or demerger by the Board of Directors, (iii) a public offering of shares of the Issuer, (iv) a public takeover bid launched on the shares of the Issuer and (v) a decision by the Shareholders Meeting and the general meeting of bondholders on the early conversion of the bonds in accordance with the provisions of the BCC.

On 1 March 2002, the extraordinary Shareholders Meeting decided to cancel the 4,447,050 founders' shares which had been issued at the Issuer's incorporation. The extraordinary Shareholders Meeting also modified the terms and conditions of the convertible bonds to allow an early conversion of the convertible bonds. More specifically, a new provision was adopted according to which the Shareholders Meeting could, upon request by the bondholders to exercise the convertible bonds, unanimously decide to act on the bondholders' request at the date and for the price specified in the request by converting the nominal value of the bond and the accrued interest until 30 November 2001. In this case, the interest for the period between 1 December 2001 and the date of conversion was to be paid to the bondholders immediately after conversion. Subsequently, in accordance with the newly adopted provision, the extraordinary Shareholders Meeting agreed to the bondholders' request to proceed with an early conversion of the two convertible bonds.

Subsequently, also on 1 March 2002, two directors established the conversion of the two convertible bonds. Pursuant to the conversion, the Issuer's capital was increased by €4,505,666 to bring it from €4,447,050 to €8,952,716 and 4,505,666 new shares were issued.

At the same meeting, the shareholders decided that no further warrants could be granted under the existing Warrant Plan Belgium 1999 and Warrant Plan Netherlands 1999 and revoked the authorisation to the Board of Directors to establish the conversion of the warrants not yet granted. However, the shareholders subsequently approved the issuance of a maximum amount of 3,013,000 warrants under the Warrant Plan Belgium 2002 and a maximum amount of 500,000 warrants under the Warrant Plan Netherlands 2002. The terms and conditions of the Warrant Plan Belgium 2002 and the Warrant Plan Netherlands 2002 are described in more detail in "*Management and employees*".

At an extraordinary Shareholders Meeting held on 6 March 2002, Crucell subscribed a capital increase of €707,995 in cash, resulting in the issue of 447,531 newly issued shares. The Issuer's capital increased from €8,952,716 to €9,660,711. At the same extraordinary Shareholders Meeting, the shareholders approved to issue ten anti-dilution warrants free of charge to which Crucell also subscribed. The anti-dilution warrants could be exercised each time the Issuer issues new shares to another person than the holder of an anti-dilution warrant at a subscription price per share which is lower than the average subscription price of the shares category B+ held by the holder of anti-dilution warrants before such issuance. The exercise price of the anti-dilution warrants amounted to €0.01 per share. The number of shares to be issued upon exercise had to be calculated through a specific formula. These anti-dilution warrants could be exercised during a term of ten years starting at their issuance. However, if a public offering of any equity securities of the Issuer would occur before the end of this term, they would expire at the public offering.

A second capital increase by contribution in cash for an amount of €20,707,995 occurred at the Shareholders Meeting of 6 March 2002 pursuant to which the Issuer's capital increased from €9,660,711 to €30,368,706. Following this decision 13,089,757 shares were issued and subscribed by

Abingworth, Apax, AlpInvest and Burrill Biotechnology Capital Fund LP. Finally, the Shareholders Meeting issued eighty anti-dilution warrants free of charge which were subscribed by the entities who became a shareholder following this last capital increase. Each of Abingworth Bioventures III A LP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP, Abingworth Bioventures III Executives LP, Apax France VI, Altamir & Cie, Burrill Technology Capital Fund LP and AlpInvest Partners co-investments 2000 CV subscribed to 10 anti-dilution warrants. The exercise price and other issue conditions of these anti-dilution warrants were identical to the ten anti-dilution warrants subscribed by Crucell.

As a final decision on 6 March 2002, the Shareholders Meeting decided to divide the Issuer's shares into five classes (A, B, B+, C and D) and cancel the nominal value of the shares. In the Articles of Association adopted on 6 March 2002, the different categories of shares were allocated specific rights with respect to, amongst others, the transfer of the shares (rights of first refusal, tag-along rights, drag-along rights), the nomination of directors, the decision making procedure at the Shareholders Meeting and the allocation of profits.

On 19 September 2002, an extraordinary Shareholders Meeting increased the Issuer's capital by €2,000,000, bringing the capital from €30,368,706 to €32,368,706, by creating 1,264,222 shares class C shares, without nominal value, having the same rights and benefits as the other shares of the same category. Part of the newly issued shares were subscribed by a new shareholder, Burrill Nutraceuticals Capital Fund LP. At this occasion, fifty new anti-dilution warrants were also issued. The exercise price and other issue conditions of these anti-dilution warrants were identical to the ten anti-dilution warrants subscribed by Crucell.

On 29 March 2005, an extraordinary Shareholders Meeting proceeded, subject to the condition precedent of the realisation of the IPO, to a 1:4 reverse share split after which the share capital of the Issuer remained the same but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse share split. Because the original number of shares held by each party could not be divided by 4, 10 shares (pre reverse split), representing 2.5 shares (after reverse split), have been cancelled due to round down differences. The extraordinary Shareholders Meeting further abolished the different classes of shares. Consequently, the entire share capital of the Issuer is represented by one category of shares.

At the same extraordinary Shareholders Meeting, the shareholders recorded that the exercise term of aforementioned anti-dilution warrants was to expire in case of a public offering of any equity securities of the Issuer.

On 29 March 2005, the extraordinary Shareholders Meeting proceeded to the issue of a minimum of 125,000 warrants and a maximum of 500,000 warrants for the employees, directors and consultants of the Company. The exact number of warrants to be created in excess of 125 thousand is to be determined in accordance with the number of issued base shares and over-allotment shares. The number of additional warrants to be issued is neither to exceed 375 thousand nor 3.4% of the entire share capital of the Issuer computed on a fully diluted basis after the IPO, however excluding the minimum of 125 thousand warrants. Each warrant entitles the beneficiary to subscribe to one share (after reverse share split) of the Issuer subject to the provisions of the Warrant Plan 2005. These warrants will be granted partially within the framework of Warrant Plan 2005. The balance will remain at the disposal of the Shareholders Meeting, and Board of Directors, acting upon recommendation of the Nomination and Remuneration Committee and may be granted within the framework of future nominations and incentive plans. These warrants can only be granted to members of the Board of Directors by the Shareholders Meeting or, if the procedure for managing conflicts of interest according to article 523 of the BCC is applied, by the Board of Directors. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date on which the warrants are offered, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered. The exercise price of the warrants will not be inferior to the par value of the existing shares.

On 10 May 2005, the Board of Directors represented by Mr Onno van de Stolpe, established the realisation of the condition precedent of the public offering of the shares and subsequently established (i) the realisation of the capital increase with €19,999,476.50 and the issue of 2,857,142

new shares[26]; (ii) the exercise of 338,696 warrants resulting in a subsequent capital increase with €390,010.16 and the issue of an additional 84,674 new shares[27]; (iii) the issue of 467,421 new warrants within the framework of future incentive plans (Warrant Plan 2005); (iv) the issue of 963,303 new warrants within the framework of IPO-Managers' over-allotment option; (v) the conversion of 428,571 registered shares into bearer shares pursuant to the stock-lending agreement concluded between Crucell Holland BV, KBC Securities NV and Kempen & Co Corporate Finance BV; (vi) the issuance of CIK global deposit certificates and (vii) the amendment to the Articles of Association the Issuer pursuant to the realisation of the condition precedent of the public offering of the shares the Issuer and pursuant to the capital increases.

On 8 June 2005, the Board of Directors, represented by Mr Ferdinand Verdonck has established the capital increase pursuant to the exercise of 289,795 warrants granted within the framework of the IPO-Managers' over-allotment option resulting in a capital increase of €2,028,565.

The Board of Directors resolved on 19 September 2005 to make the Offer on the terms and conditions set forth in the Offer Document. Upon the Offer becoming or being declared unconditional in all respects, the Board of Directors will resolve to issue the Offer Shares in consideration for the transfer to it of the BioFocus Shares within the authorised capital procedure and in accordance with applicable Belgian law.

Amount of the share capital, number and type of securities

On the date of the Prospectus, the share capital of the Issuer amounts to €49,909,213.34[28]. It is represented by 9,170,165 shares without nominal value. The par value per share amounts to €5.45. After exercise of the 2,361,846 outstanding warrants that have an exercise price below this par value, the par value would decrease to €5.36 per share.

Authorised capital

On 29 March 2005, the extraordinary Shareholders Meeting of the Issuer granted the Board of Directors the power to increase the Issuer's share capital in one or more transactions with a maximum amount equal to the amount of the statutory capital after the capital increase within the framework of the Initial Public Offering within certain limitations as set out below. The powers of the Board of Directors within the framework of the authorised capital are valid for a period of five years as from the publication thereof in the Annexes to the Belgian State Gazette. The powers of the Board of Directors are valid for capital increases in cash and in kind, as well as for those following the incorporation of reserves and issue premiums into the Issuer's capital. Within the framework of its powers under the authorised capital, the Board of Directors may restrict or cancel the preferential subscription rights of the existing shareholders in general, to the benefit of the personnel and the management of the Issuer and its subsidiaries or to the benefit of one or more named persons.

The Board of Directors is authorised to issue shares with voting rights, convertible bonds, warrants and shares without voting rights as well as to convert reserves into the Issuer's capital.

The Board of Directors may request an issue premium when it increases the Issuer's capital within the framework of the authorised capital.

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26 During the IPO a priority allocation within the retail tranche was provided for Galapagos' employees and management with a limitation of €100,000 per person in offer shares for the management (the members of the Executive Committee and four other senior managers) and a limitation of €25,000 per person in offer shares for other employees.
The Belgian employees subscribed for 450 offer shares in total at an offer price reduced with a discount of 16.66% rounded to the closest multiple of €0.05. These shares have been registered in name and are non-transferable for a period of two years as of the IPO listing date in accordance with Belgian Law.
The Dutch employees subscribed for 1,000 offer shares in total at the offer price as part of the priority allocation.

27 At the time of the IPO, 2,112 Shares were issued in connection with the exercise of 8,448 warrants, which resulted in a capital increase of €9,638. This share issue resulting from the exercise of warrants did not constitute a part of the IPO offering. The IPO offering comprised (among other things) 82,562 Shares newly issued after the exercise of warrants resulting in proceeds of €380,372 for the Issuer.

28 In the balance sheet this amount of share capital is adjusted for the costs of the capital increases (in total €2.4 million, of which €1.6 million in 2005 and €0.8 million before 2005), while €69 thousand relates to the accounting for share-based compensation (credit). These differences are linked to the elements charged directly to capital according to IFRS.

During its meeting on 29 March 2005, the extraordinary Shareholders Meeting has explicitly granted the powers to the Board of Directors to increase the Issuer's capital in one or more occasions as from the date of the notification by the BFIC to the Issuer of a public takeover offer on the Issuer's shares. In this case, the Board of Directors may decide to increase the Issuer's capital through a contribution in cash or in kind with restriction or cancellation of the preferential subscription right of the shareholders. Such authority has been granted for a period of three years as from the date of publication of this decision in the Annexes to the Belgian State Gazette and may be renewed in accordance with the legal provisions concerned.

Furthermore, the extraordinary Shareholders Meeting granted the power to the Board of Directors to increase the Issuer's share capital to the benefit of a transaction to be funded wholly or partially by means of newly issued shares of the Issuer. The term "transaction" in the previous sentence is defined as a merger or acquisition involving shares or cash, a corporate partnership or an in-licensing agreement. If the Board of Directors unanimously agrees to use the authorised capital to such effect, the amount of the capital increase may equal the amount of the statutory capital after the capital increase within the framework of the IPO. If there is no unanimous consent between the board members, such capital increase is limited to 20% of the statutory capital after the capital increase within the framework of the IPO.

Finally, the Board of Directors is also empowered to employ the authorised capital to issue warrants within the framework of compensation policies for employees, directors and consultants of Galapagos. Within the scope and framework of this authorisation and while complying with the legal provisions with respect to conflict of interests and the use of the authorised capital, the Board of Directors is entitled to create and grant warrants to one of its members as remuneration for special assignments that do not fall within the scope of the office as director of the Issuer. There are no legal or statutory restrictions on the free transferability of shares issued under the authorised capital.

Changes in share capital

In accordance with the provisions of the BCC, the Issuer may increase or decrease its capital by decision of the extraordinary Shareholders Meeting taken with a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of the Issuer is present or represented. If the attendance quorum of 50% is not met, a new extraordinary Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at this meeting. There are in this respect no conditions imposed by the bylaws that are more stringent than is required by law.

Within the framework of the powers under the authorised capital, the Board of Directors may also increase the Issuer's capital as specified in the Articles of Association.

Acquisition of own shares

Under the BCC, the Issuer may not acquire its own shares, profit certificates and certificates without prior authorisation by the Shareholders Meeting or in other limited circumstances determined under the Belgian company law, and the acquisition is always limited to a maximum of 10% of the Issuer's capital. The Issuer's offer to acquire its own shares must be made to all shareholders, unless the shares are bought at the stock market. Within certain limits, the shareholders may grant the Board of Directors the authorisation to acquire or dispose of shares of the Issuer beforehand. These authorisations must be approved by the holders of 80% of the votes cast at a Shareholders Meeting where at least 50% of the Issuer's capital is present or represented. If the attendance quorum is not met, a second Shareholders Meeting may be convened at which there is no quorum requirement. The voting rights connected to the Issuer's shares held by the Issuer itself are suspended.

At the extraordinary Shareholders Meeting of 29 March 2005, the Board of Directors was authorised to approve the acquisition, subject to the availability of sufficient retained earnings or profit reserves, of the Issuer's own shares representing up to 10% of the Issuer's capital at a price which may not be lower than €0.05 and not higher than 10% in excess of the average closing price of the Shares during the last 30 calendar days preceding the acquisition. This authorisation was granted for a period of 18 months after the publication of such decision in the Annexes to the Belgian State

Gazette. The authorisation is also applicable to the acquisition of shares of the Issuer by its direct subsidiary.

The Articles of Association explicitly authorise the Board of Directors to acquire and dispose of the own shares of the Issuer, without prior approval by the Shareholders Meeting, if this is necessary to avoid a serious imminent disadvantage for Galapagos. The own shares of Issuer may be disposed of by means of a sale on Euronext Brussels or within the framework of incentive plans for employees, directors and consultants of Galapagos. This authorisation was granted for a period of three years after the publication of such decision in the Annexes to the Belgian State Gazette.

These authorisations may be renewed by decision of the Shareholders Meeting with an attendance quorum of 50% of the capital present or represented and for which a majority of 80% of the votes cast is required. If the attendance quorum of 50% is not met, a new Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at this meeting.

At the date of this Prospectus, neither the Issuer nor any subsidiary of the Issuer hold any shares in the Issuer. At the date of this Prospectus, neither the Issuer nor any subsidiary of the Issuer have any third party hold any shares in the Issuer on their behalf.

Takeover bids and change of control

During its meeting on 29 March 2005, the Shareholders Meeting has explicitly granted the powers to the Board of Directors to increase the Issuer's capital as described under "*Description of the Shares and corporate structure, Authorised capital*".

In addition, there are several provisions under Belgian law which may apply to the Issuer and which may make an unfriendly offer, merger or other change in control of the Issuer more difficult.

Public takeover bids on all the outstanding voting securities issued by the Issuer (including securities which give right to the subscription, acquisition or conversion of such securities) are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may take measures and urge any responsible person to comply with the relevant regulation, to end the established irregularity or to cancel its effect. It may prohibit the responsible person to use the rights or advantages arising from this irregularity. The BFIC will notify this decision to the responsible person in the most appropriate way, as from which it will be enforceable. The BFIC may also publish its decision, impose a penalty payment per day or per breach, and impose administrative fines.

In the event that an individual or a company intends to acquire the joint or exclusive control of the Issuer through one or several transactions relating to the shares, the acquirer must notify the BFIC of the contemplated transaction at least five days before the completion of the transaction. The acquisition of control may be defined as the acquisition of voting securities or rights to acquire voting securities granting the buyer the possibility to, in law or in fact, exercise a decisive influence on the nomination of the majority of the members of the Board of Directors or on the orientation of the Issuer's policy.

If the price of the contemplated transfer includes a control premium, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for shares during the 12 months preceding the acquisition of control of the Issuer. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price.

The measures and provisions relating to acquisition of own shares, authorised capital and the aforementioned supervision of the BFIC may have the effect of substantially discouraging a takeover bid by a third party.

Disclosure of shareholder interests

Under Belgian law and the Issuer's Articles of Association, when acquiring or transferring voting securities or securities giving right to voting securities, if the total number of voting rights directly or

indirectly held by a natural person or a legal entity, alone or jointly with other persons, exceeds or falls below the thresholds of 3% and 5% or a multiple of 3% or 5% of the total number of voting rights attached to the securities of the Issuer, that natural person or legal entity must disclose the acquisition or transfer within two Banking Days after such acquisition or transfer.

A shareholder whose participation exceeds or falls below one of these thresholds must at each occasion inform the BFIC and the Issuer. The documents relating to the transaction concerned must be sent to the BFIC. When the participation of a shareholder reaches 20%, the notification must indicate in which strategy the acquisition or transfer concerned fits, as well as the number of securities acquired during a period of 12 months before the notification and in which manner such securities were acquired. These disclosure obligations are valid as of the first day of trading.

The Issuer is obliged to publish the received notifications the next Banking Day and must mention these notifications in the notes to the annual accounts. Euronext Brussels will publish the details of the notifications. Failure to comply with the disclosure obligation may lead to, among other things, the suspension of voting rights and criminal liability.

Pursuant to the Dutch Securities Act, and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in the Issuer must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in the shares issued by the company. If that shareholder is a legal entity and not an individual, the obligations under the Dutch Securities Act also apply to its managing directors and members of its supervisory board. In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholder is not a legal entity): (i) spouses, (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (iii) by blood or affinity to the first degree who do not share a household with these persons but hold a capital interest of at least 5% or will obtain this percentage through the transaction. The AFM keeps a public register of all notifications made pursuant to the Dutch Securities Act and publishes any notification received by it. Non-compliance with the reporting obligations under the Dutch Securities Act could lead to criminal fines, administrative fines, imprisonment or other sanctions.

Capital under option

Except for the warrant plans mentioned in this Prospectus, the Issuer is not aware that any part of the capital of the Issuer or any subsidiary of the Issuer is under option or agreed conditionally or unconditionally to be put under option.

Conflicts of interest

Intra-group transactions

Article 524 of the BCC provides a special procedure in the event the decisions or transactions of the Issuer relate to the Issuer on the one hand and other companies affiliated with the Issuer on the other hand, with the exception of relations between the Issuer and its subsidiary. The procedure must also be applied for decisions or transactions relating to relations between the subsidiary of the Issuer and companies affiliated with the subsidiary concerned. Such a decision or transaction must be submitted beforehand to the judgment of a committee of three independent directors, assisted by one or more independent experts, by whom the advantages and disadvantages for the Issuer and its shareholders are evaluated, the financial consequences are estimated and it is established whether the decision or transaction is of this nature to be a disadvantage for the Issuer which is, in view of the Issuer's policy, manifestly unjust. The committee must present its written advice to the statutory auditor and the Board of Directors, which will decide after having been informed of the committee's advice. The decision of the committee together with an excerpt from the minutes of the Board of Directors and the judgment of the statutory auditor must be published in the Issuer's annual report. This special procedure must not be applied for decisions and transactions which have occurred under the conditions of normal market practice or for decisions and transactions which represent less than 1% in value of the consolidated net assets of the Issuer.

The requirements of article 524 of the BCC regarding the independence of directors may be summarised as follows:

- An independent director is not allowed to have exercised a mandate as director, member of the executive committee or executive manager in the Issuer or in an affiliated company during a period of two years prior to his/her appointment;

- An independent director may not own shares representing 10% or more of the Issuer's capital or of one certain category of shares. If he/she owns less than 10%, (a) those shares together with shares owned by other companies over which the director concerned has control, cannot reach or exceed 10%; or (b) he/she cannot have entered into any agreements relating to the disposal of these shares or the exercise of the rights connected therewith;

- An independent director cannot have a next of kin (*i.e.* a spouse, partner or a relative in the second degree) who exercises an important mandate or has a financial interest as described above; and

- An independent director cannot maintain a relationship with a company which is of this nature to affect his/her independence.

Conflict of interests of directors

Articles 523 and 524 of the BCC provide a special procedure in the event a director of the Issuer has a direct or indirect personal interest of financial nature which is contrary to a decision or transaction which falls within the authority of the Board of Directors in which case the director concerned must inform the other directors of his conflict of interest before the Board of Directors takes a decision. The statutory auditor must also be informed. The director may not participate in the deliberation or the vote on the conflicting decision or transaction. The minutes of the meeting of the Board of Directors must state the financial consequences for the Issuer and justify the decision taken. An excerpt of the minutes concerned must be published in the Issuer's annual report. The report of the auditors on the annual accounts must describe the financial consequences for the Issuer of each decision of the Board of Directors *vis-à-vis* which a director has a conflicting interest.

Form and delivery of the shares

The Issuer's securities have been created under Belgian law. The shares are issued in registered or bearer form (non-registered shares) (in book-entry form only).

The shares issued in registered form must be registered in the name and address of the shareholder in the Issuer's shareholders' register, which is kept at the Issuer's registered office. Certificates evidencing such recording will be issued at no cost to the shareholders.

The shares issued in bearer form are represented by one or more global certificates deposited with the *Caisse Interprofessionnelle de Dépôts et de Virements de Titres/Interprofessionele effectendeposito- en girokas* (CIK) (address: Avenue de Schiphol 6, B-1140 Brussels, Belgium). CIK is the Belgian central securities depository, which holds securities on deposit for its participants. It facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes in the accounts of those participants. Most Belgian banks and other authorised brokers have securities accounts with CIK. Shareholders hold their interests through one or more intermediary banks that stand between such owner and the CIK.

If investors with registered shares or bearer shares in book-entry form wish to receive physical delivery of certificates in respect of their shares, those investors must make arrangements with their financial intermediary and pay all related costs and taxes incurred. A fixed fee per physical delivery, regardless the number of shares involved, will usually be charged by most of the financial institutions. Such fee amounts to €10 (+VAT) for delivery at the counters of KBC Bank. A separate tax on the delivery of bearer shares in physical form, currently at a rate of 0.6% of the value of the shares concerned, is also due.

Galapagos intends that the Offer Shares should be initially be delivered, held and settled in CREST. Your attention is drawn to the section on the delivery and the settlement arrangements relating to the Offer Shares in connection with the Offer, which will be represented by CREST depository interests (CDIs) in paragraph 16 of the letter from ING Corporate Finance in Part II of the Offer Document.

Rights attached to the Shares

The following description of the rights attached to the shares sets out the shareholders' rights under the BCC, as supplemented by the Issuer's Articles of Association. The following description is a summary and does not purport to be complete.

Right to participate in the Shareholders Meeting

The annual Shareholders Meeting convened *inter alia* to approve the annual accounts and declare dividends, is held every year on the first Tuesday of April at 18.00 hours CET. If that date is a public holiday, the meeting takes place on the following working day. Both the annual Shareholders Meeting and extraordinary Shareholders Meetings are held at the Issuer's registered office or at such other place as is designated in the notice convening the meeting.

The persons who are admitted to Shareholders Meetings of the Issuer are either (i) shareholders recorded in the Issuer's register of registered shares who have expressed their intention to attend the Shareholders Meeting no later than three business days before the meeting, or (ii) shareholders who have deposited their bearer shares no later than three business days before the meeting at the place indicated in the notice convening the meeting.

As soon as the implementation rules on dematerialised shares have been issued and are in force, the owners of dematerialised shares must deposit no later than three business days before the Shareholders Meeting a certificate issued by the recognised account holder or the settlement institution with the institutions designated by the Board of Directors. The certificate establishes the non-disposability of the shares for the Shareholders Meeting.

Extraordinary Shareholders Meetings may be called by the Board of Directors or statutory auditors and must be called if so requested by shareholders representing one-fifth of the Issuer's outstanding share capital.

Notices of all Shareholders Meetings must state the agenda and the proposed resolutions, at least twenty-four days prior to the meeting (i) in the Belgian State Gazette, (ii) in one or more national newspapers in Belgium, and the Netherlands and (iii) in the Dutch Daily Official List. A notice in the Belgian State Gazette suffices in Belgium for annual Shareholders Meetings taking place in the municipality, at the location, on the day and the hour indicated in the deed of incorporation of the Issuer having an agenda limited to the review of the annual accounts, the annual report and, as the case may be, the report of the auditors and the vote on the discharge from liability of the directors and, as the case may be, the auditors. The notice for the annual Shareholders Meeting must also specify where holders of shares in bearer form can obtain relevant information including a copy of the Issuer's annual accounts.

The Articles of Association allow the Issuer to specify a registration date in the notice. If the Issuer specifies a registration date in the notice, the shareholders may participate and vote at the Shareholders Meeting with respect to the shares, which they hold at 24.00 hrs CET on the registration date, irrespective of the number of shares, which they hold on the date of the Shareholders Meeting. The specified registration date can be no earlier than fifteen days, and no later than five days, before the date of the Shareholders Meeting. If the Issuer chooses to set a registration date, the notice of the Shareholders Meeting must be published (i) in the Belgian State Gazette at least twenty-four days prior to the registration date and, if required, in a national newspaper at least twenty-four days prior to the registration date.

Pursuant to the Articles of Association, all shareholders of the Issuer have the right to participate in Shareholders Meetings either in person or by proxy. The Board of Directors may determine the form of the proxy for use at the Shareholders Meetings and request that proxies be deposited no later

than three full business days before the meeting at the place indicated in the notice convening the meeting.

A notice of any Shareholders Meeting must be sent by registered mail to the registered holders of warrants, the directors and the statutory auditor and, if any, registered shareholders, bondholders and holders of certificates issued with cooperation of the Issuer, fifteen days before the date of the Shareholders Meeting. Any such person may attend the Shareholders Meeting.

Voting Rights

Each share entitles its holder to one vote at any Shareholders Meeting. Voting rights may be suspended with respect to shares (i) which, notwithstanding a request from the Issuer's Board of Directors, have not been fully paid up, (ii) which are owned by more than one person, except if a sole representative has been appointed and notified to the Issuer regarding the exercise of voting rights, and (iii) for which voting rights have been suspended by a decision of a competent court and/or regulatory authority.

In principle, the Shareholders Meeting has sole authority regarding the following matters: (i) the approval of the Issuer's annual accounts; (ii) the election and dismissal of the Issuer's directors and statutory auditors; (iii) the discharge of the directors and the statutory auditors from liability; (iv) the bringing of a derivative suit against the directors; (v) an increase or decrease in the capital of the Issuer (except for the right of the Board of Directors to increase the Issuer's capital within the framework of the authorised capital); (vi) the approval of a merger or a demerger of the Issuer and (vii) any amendment to the Articles of Association.

Pursuant to the BCC, certain transactions such as an increase or decrease in the capital of the Issuer, any amendment to the Articles of Association and the approval of the dissolution, merger or de-merger of the Issuer may only be authorised with the approval of at least 75% of the votes validly cast at a Shareholders Meeting where at least 50% of the Issuer's share capital is present or represented. Any amendments to the corporate purpose clause of the Issuer requires the approval of at least 80% of the votes validly cast at a Shareholders Meeting, which meeting may, in principle, only validly decide if a quorum representing at least 50% of the Issuer's share capital is present or represented. If the attendance quorum of 50% is not met, a new Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at that meeting.

Actions necessary to change the rights of holders of Shares in the Issuer

Changing the rights of holders of Shares in the Issuer requires a modification to the bylaws of the Issuer. Such modification can only be approved by an Extraordinary General Meeting of the shareholders, in the presence of a notary public. Such Extraordinary General Meeting can only validly deliberate and vote on the modification of the bylaws if proposed modifications have been specified in the convocation for the meeting and if at least 50% of the social capital is represented at the meeting. If the attendance quorum of 50% is not reached, a second convocation is required and the new meeting can validly deliberate and vote irrespective of the part of the share capital that is represented by the shareholders present at the meeting. A modification of the bylaws is only approved when 75% of the votes casted are in favour of the modification.

The procedure set forth above is the procedure provided for by article 558 of the BCC. This procedure is incorporated by reference in the Issuer's bylaws. Hence, the Issuer's bylaws do not impose conditions that are more stringent than is required by law. The provisions of article 558 apply because the company does not have different categories of shares or securities.

Profit sharing

At the date of the Prospectus, the capital of the Issuer is represented by 9,170,165 shares. Each share represents an identical fraction of the capital, offers one vote and a proportional interest in the Issuer's profits. The Issuer has also issued a number of warrants, which, when exercised, give the warrant holder the right to subscribe to shares of the Issuer. The table below gives an overview of the number of shares issued and to be issued by the Issuer as of the date of this Prospectus:

Share category	Number
Outstanding Shares	9,170,165
Shares to be issued as a result of all outstanding warrants being exercised	871,774
Offer Shares to be issued if all BioFocus Shares that are outstanding at the date of this Prospectus are tendered under the Offer	3,670,508
Shares that might be issued as a result of the exercise of BioFocus Options*	290,138
Total	**14,002,585**

Table 29: Outstanding and to be issued Shares

* Assuming the exercise of all BioFocus Options whilst the Offer remains open for acceptance or pursuant to the proposals that the Issuer proposes to make to BioFocus Optionholders following the Offer becoming or being declared unconditional in all respects and assuming that all BioFocus Options are exercised, irrespective of exercise prices.

Pre-emption rights

On the occasion of any capital increase in cash or any issue of convertible bonds or warrants, the Issuer's shareholders have a preferential subscription right to subscribe to new shares, convertible bonds or warrants in proportion to the part of the share capital represented by the shares they already hold. The preferential subscription right can be restricted or cancelled by a resolution approved by the Shareholders Meeting in accordance with the provisions of the BCC. The Shareholders Meeting may also authorise the Board of Directors to restrict or cancel the preferential subscription right in the event of a capital increase in cash or the issuance of warrants or convertible bonds within the framework of the authorised capital, subject to the terms of the BCC.

The Board of Directors' authorisation to increase the share capital of the Issuer through contributions in cash with cancellation or limitation of the preferential right of the existing shareholders is normally suspended with effect from the Issuer's receipt of notification from the BFIC of a public take-over bid on the shares of the Issuer. The Shareholders may, however, authorise the Board of Directors to increase the capital by issuing shares in the amount of not more than ten percent of the existing shares of the Issuer before the capital increase.

Dividend payments

Under the BCC, the Issuer is required to set aside at least five percent of its net profits during each financial year and to contribute such sum to the Issuer's statutory reserve until such reserve has reached an amount equal to one tenth of the Issuer's share capital. Subject to this requirement being met, the shareholders may, at the annual Shareholders Meeting, based on a proposal from the Board of Directors, decide by majority vote to distribute as a dividend all or part of the Issuer's profits. The non-distributed reserve may be allocated to a reserve account or may be carried forward. Dividends may be paid either in cash or in kind. Dividends are payable on the dates and at the places fixed by the Board of Directors. The shares carry the right to receive dividends, if any, payable with respect to the current financial year and any subsequent financial year.

With respect to bearer shares, the Belgian Act of 24 July 1921 provides that if the payment of dividends on bearer shares is not requested by the legitimate holder of the shares, the Issuer may deposit these dividends with the Deposit and Consignment Office (*Deposito- en Consignatiekas/ Caisse des Dépôts et Consignations*). The right to claim the distribution of dividends so deposited expires after thirty years at which time the dividends become the property of the Belgian State. Regarding registered shares, the right to the payment of any dividend expires five years after such dividend was declared by the Board of Directors.

Liquidation

If the Issuer is dissolved, the assets or the proceeds of the sale of the remaining assets, after payment of all debts, costs of liquidation and taxes, must be distributed on an equal basis to the shareholders.

Redemption and conversion provisions

There are no redemption or conversion provisions attached to the Issuer's shares.

Regulations applicable in case of theft or loss of securities

In the event of loss or theft of bearer shares, Belgian law provides the following:

- Notice in the prescribed form must be given by means of a bailiff's writ of summons or by registered letter or by a declaration made at the offices of the National Securities Service (*Nationale Dienst van Roerende Waarden/Office National des Valeurs Mobilières*). This notice will be published in the Bulletin of Blocked Securities (*Lijst van de met Verzet Aangetekende Waarden/Bulletin des oppositions*);
- Payment is suspended and any attempt to trade or transfer such shares is unenforceable against the party that has notified the loss or theft;
- The shares must be returned to their owner as soon as they are found; and
- If the shares are not found, the payment of interest and dividends and any capital which has become due and payable or any distribution of capital and liquidation surplus and the issue of a duplicate certificate may take place four years after the loss or theft.

The above does not apply to the shares that are only available in book-entry form.

Financial service

The financial service for the shares is provided by KBC Securities, Havenlaan 12, 1080 Brussels, Belgium and by Kempen & Co NV, Beethovenstraat 300, 1077 WZ Amsterdam, The Netherlands, free of charges for the shareholder. Should the Issuer review this policy, it will be published in the Belgian and/or Dutch financial press. The Nominated Adviser and Nominated Broker of Galapagos for the purposes of its AiM Admission will be ING Corporate Finance.

Dividend policy

Since its incorporation, the Issuer has never declared or paid any dividends on its shares and does not expect to declare dividends in respect of the financial year ending on 31 December 2005. Any longer term determination to declare dividends will depend on the Issuer's earnings, operational and financial condition, capital requirements, including for growth and acquisitions, and other factors deemed relevant by the Board of Directors and the shareholders.

Furthermore, the Issuer's general reserve must be sufficient for any dividend payment. There can be no assurance that the Issuer will generate sufficient earnings to allow it to pay dividends. If the Issuer does generate sufficient earnings, the Shareholders Meeting may elect to reinvest instead of paying dividends.

Entitlement to dividends

The Offer Shares carry the right to a dividend, if any, declared in respect of the financial year ending 31 December 2005 and for all subsequent financial years, of the same amount as the Existing Galapagos Shares.

Under the BCC, dividends, if any, are declared by the annual Shareholders Meeting out of the net profits or distributable reserves based on the audited accounts drafted in accordance with Belgian law, provided that (i) the Issuer has reserved 5% of its net profits until such reserve has reached an amount equal to 10% of its subscribed capital ("the Non-Distributable Reserves") and (ii) following any such dividend distribution, the Issuer's net assets remain above the aggregate of its paid-in capital and its Non-Distributable Reserves.

The net assets consist of the total amount of the Issuer's assets reduced by an amount equal to the sum of the provisions and debts. For the distribution of dividends, the capital and reserves cannot include (i) the amount of the incorporation costs not yet amortised and (ii) the research and

development costs not yet amortised, safe for exceptional circumstances, which must be explained and justified in the notes to the annual accounts.

Liquidity provider

Kempen & Co NV acts as a liquidity provider on Euronext Amsterdam to the Issuer.

Market information

The Shares are being traded under the symbols GLPG and GLPGA on Eurolist by Euronext Brussels and Euronext Amsterdam, respectively. The figures below show the closing prices and the trading volumes for all trading days since the IPO until 20 September 2005 on Eurolist by Euronext Brussels and Euronext Amsterdam as reported by Datastream.

Share price and volume of Shares traded on Eurolist by Euronext Brussels
6 May 2005 to 20 September 2005 (daily basis)


Number of Shares traded (in 1,000)
250
200
150
100
50
0
8.5
8
7.5
7
6.5
6
Closing price (in €)
6 May 17 May 26 May 6 Jun 15 Jun 24 Jun 5 Jul 14 Jul 25 Jul 3 Aug 12 Aug 23 Aug 1 Sep 12 Sep

Figure 9a: Share price and volume of Shares traded on Euronext Brussels. *Source: Datastream.*

Share price and volume of Shares traded on Eurolist by Euronext Amsterdam
6 May 2005 to 20 September 2005 (daily basis)


Number of Shares traded (in 1,000)
250
200
150
100
50
0
8.5
8
7.5
7
6.5
6
Closing price (in €)
6 May 17 May 26 May 6 Jun 15 Jun 24 Jun 5 Jul 14 Jul 25 Jul 3 Aug 12 Aug 23 Aug 1 Sep 12 Sep

Figure 9b: Share price and volume of Shares traded on Euronext Amsterdam. *Source: Datastream*

TAXATION IN THE UK

The paragraphs set out below summarise the UK tax treatment of BioFocus Shareholders in relation to their acquisition of Offer Shares pursuant to the Offer and the subsequent holding of those Offer Shares. They are based on current UK legislation and an understanding of current published HM Revenue and Customs practice as at the date of this document.

This summary is intended as a general guide only. It is not intended to cover all situations and should not be relied upon as constituting legal advice.

Except where express reference is made to the position of non-UK resident and non-UK domiciled shareholders, this summary only applies to BioFocus Shareholders who acquire Offer Shares pursuant to the Offer and who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. Moreover it relates only to such shareholders who hold their shares as an investment (other than under a personal equity plan or an individual savings account) and who are absolute beneficial owners of their shares. It does not deal with certain types of shareholders, such as collective investment schemes, insurance companies and persons holding or acquiring shares in the course of trade or by reason of employment.

In this summary, references to Offer Shares include references to beneficial interests in Offer Shares held through CIK (the Belgian central securities depository – see "*Description of the Shares and corporate structure, Form and delivery of the Shares*") including such beneficial interests held in the form of Galapagos CDIs.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

Tax on chargeable gains

Liability to UK tax on chargeable gains will depend on the individual circumstances of BioFocus Shareholders.

Acquisition of Offer Shares pursuant to the Offer

Where a BioFocus Shareholder acquires Offer Shares pursuant to the Offer, the Offer Shares will generally be treated as if they were the same asset as the original BioFocus Shares. A BioFocus Shareholder should not, for the purposes of tax on chargeable gains, be treated as having made a disposal of BioFocus Shares provided that the original shareholding did not comprise more than 5% of the shares in BioFocus. Any BioFocus Shareholder who holds (either alone or together with connected persons) more than 5% of the issued share capital of BioFocus is advised that clearance has been obtained from HM Revenue and Customs under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988 in respect of the Offer. Consequently any such shareholder will be treated in a similar manner.

Subsequent disposal of Offer Shares

A subsequent disposal of Offer Shares by a shareholder who is resident (or in the case of an individual, ordinarily resident) in the UK may, depending on individual circumstances (including the availability of any exemptions and reliefs), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

Corporate shareholders

A corporate holder of Offer Shares will be entitled to the benefit of indexation allowance in calculating a chargeable gain (but not an allowable loss) arising on a disposal of Offer Shares. Indexation allowance, which is calculated by reference to the UK retail prices index, will be available in respect of the original allowable cost up to the date of disposal.

A corporate holder of Offer Shares owning at least 10% of the ordinary shares in Galapagos may, subject to the satisfaction of certain conditions, qualify under the so-called substantial shareholding

exemption for exemption from corporation tax in respect of any gain arising on a disposal of Offer Shares.

Individual shareholders

In the case of individual holders of Offer Shares, a proportion of any gain arising on a disposal of Offer Shares may be exempt from capital gains tax by virtue of a relief known as "taper relief". The rate at which taper relief will be available depends upon whether or not the shares qualify as "business assets" and, broadly, the number of complete years since April 1998 for which the BioFocus Shares and the Offer Shares have been held.

BioFocus Shares qualify as business assets and consequently benefit from taper relief at the higher rate which applies to business assets. (Gains on such shares are taxed at an effective rate of 10% after a qualifying holding period of two years). However Offer Shares will not normally qualify as business assets and therefore will only benefit from taper relief at the lower rate which applies to non-business assets. (Gains on such shares are taxed at an effective rate of 24% after a qualifying holding period of ten years). Offer Shares may however qualify as business assets where the holder is an officer or employee of BioFocus or holds 5% or more of the voting rights in Galapagos.

In the case of individual shareholders who exchange their BioFocus Shares for Offer Shares and subsequently realise a gain on disposing of their Offer Shares, such a gain will be apportioned for taper relief purposes between the business asset and the non-business asset elements. Such apportionment will be done on a time basis in accordance with the relative periods of ownership of BioFocus Shares and Offer Shares. Time apportionment will not normally reflect the actual fluctuation in the value of the shares over the period of ownership. It will produce a more favourable result if the gain arises disproportionately during the non-business asset period of ownership. Conversely, it will produce a less favourable result if the gain arises disproportionately during the business-asset period of ownership.

In the case of individual holders of Offer Shares who acquired their BioFocus Shares prior to April 1998, indexation allowance will also be available in respect of the original allowable cost of those shares from the date of acquisition of those shares until April 1998.

Individual shareholders who become holders of Offer Shares under the Offer and who are resident or ordinarily resident, but not domiciled, in the UK, will be liable to UK capital gains tax only to the extent that chargeable gains made on the disposal of the Offer Shares are remitted or deemed to be remitted to the UK.

Non-UK resident shareholders

BioFocus Shareholders who become holders of Offer Shares under the Offer who are not resident (or in the case of individuals, ordinarily resident) for tax purposes in the UK (and who are not temporarily resident outside the UK as explained below) will not be liable for UK tax on chargeable gains realised on the disposal of Offer Shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment.

An individual shareholder who is temporarily resident outside the UK (*i.e.* for a period of less than five years) may, under anti-avoidance legislation, still be liable to UK tax upon returning to the UK on any capital gain realised during that shareholder's period of residence outside the UK (subject to any available exemption or relief).

Tax on dividend income

Dividends paid by Galapagos will be liable to deduction of Belgian withholding tax at the rate of 25%. However, where the beneficial owner of the dividend is resident in the UK for the purposes of the Double Taxation Agreement (the "Treaty") between the UK and Belgium, a partial refund of such withholding tax will generally be available so as to limit its rate to 10%. The procedure for claiming a refund of Belgian withholding tax under the Treaty is explained in the section entitled "*Taxation in Belgium*".

A corporate holder of Offer Shares resident in the UK or which carries on a trade in the UK through a permanent establishment in connection with which its shares are held will be subject to UK corporation tax on the gross amount of the dividend (*i.e.* before deduction of Belgian withholding tax).

An individual holder of Offer Shares who is resident in the UK or who carries on a trade in the UK through a branch or agency will be subject to UK income tax on the gross amount of the dividend (*i.e.* before deduction of Belgian withholding tax). Such income tax will be at the rate of 10% in the case of a basic rate or lower rate taxpayer and 32.5% in the case of a higher rate taxpayer.

In either case, Belgian withholding tax deducted from the payment of the dividend will generally be available as a credit against the corporation tax or income tax, as the case may be, payable by the relevant shareholder in respect of the dividend (provided that any available relief under the Treaty has been claimed).

A corporate holder of Offer Shares resident in the UK holding not less than 10% of the voting power in Galapagos may also be entitled to a credit in respect of the underlying tax paid by Galapagos on the profits out of which the dividend has been paid.

In the case of individual holders of Offer Shares who are resident, but not domiciled, in the UK, dividends paid by Galapagos will be liable to UK income tax only to the extent that such dividends are remitted or deemed to be remitted to the UK.

Inheritance tax ("IHT")

Individuals domiciled in the UK (or deemed for IHT purposes to be domiciled in the UK) will normally be liable to IHT on chargeable transfers of Offer Shares. Broadly, a chargeable transfer will occur either in the case of the death of an individual holder of Offer Shares or in the case of a lifetime transfer of Offer Shares by such a holder by way of gift or at an undervalue. In each case, however, there are various exemptions and reliefs which may apply.

The position in relation to business property relief should be particularly noted. BioFocus Shares which have been held for at least two years will normally qualify for business property relief at the rate of 100% (*i.e.* they will be effectively exempt from IHT). However, Offer Shares will not be eligible for such relief.

Individuals who are not domiciled (or deemed for IHT purposes to be domiciled) in the UK are not liable to IHT in respect of property situated outside the UK. Accordingly, such individuals will not be liable to IHT in relation to Offer Shares.

Stamp duty and stamp duty reserve tax ("SDRT")

No *ad valorem* stamp duty or SDRT will be payable by BioFocus Shareholders as a result of acquiring Offer Shares pursuant to the Offer. However, depending on the manner in which Offer Shares are delivered through CIK, there may be one or more transfers liable to UK stamp duty at the fixed rate of five pounds.

No stamp duty or SDRT will be payable on a transfer on sale of, or on an agreement to transfer, Offer Shares whilst they remain uncertificated. This is on the assumption that the Offer Shares remain in bearer form and that, in relation to Offer Shares held in the form of CREST depository interests (CDIs), Offer Shares continue to be of the same class as shares in Galapagos which are listed on a recognised stock exchange within the meaning given by section 841 of the Income and Corporation Taxes Act 1988. Currently, Euronext Amsterdam and Euronext Brussels qualify as such exchanges.

Other tax matters

Special tax provisions may apply to BioFocus Shareholders who have acquired or who acquire their BioFocus Shares by exercising options under the BioFocus Option Schemes, including provisions imposing a charge to income tax and national insurance contributions.

The statements below represent a general and broad summary of the Belgian tax legislation applicable to dividends on Shares of the Issuer, as in effect at the date of the Issue. It is stressed that the text does not address special rules such as rules that may apply to special categories of shareholders, and is not to be read as extending by implication to matters not specifically discussed. The text does not take into account or discuss tax laws of any country other than Belgium and is subject to changes in Belgian law, including changes that could have retroactive effect. As to individual consequences, including cross-border consequences, each investor in the Shares should consult its own tax adviser.

Issuer assumes no responsibility towards shareholders for other taxation relating to the holding and transferring of Shares.

Dividends

General

As Belgian tax legislation currently stands, a 25% withholding tax is levied on the gross amount of dividends paid or attributed by a Belgian corporation or through a Belgian paying agent, subject to the exemptions or reductions provided for by Belgian law and the tax treaties which Belgium has entered into. For instance, Belgian domestic law allows the 25% withholding tax rate to be reduced to 15% for certain dividends. However, the Issuer is planning to renounce to this advantage.

Dividends which are subject to the dividend withholding tax, include (i) all benefits from Shares in whatever form, (ii) repayments of statutory capital, with the exception of repayments of fiscal capital (including, in principle, paid-in share premiums) made according to Belgian company law, (iii) amounts paid for the buy-back of own Shares ("*inkoop eigen aandelen*"/"*rachat d'actions propres*") insofar exceeding the fiscal capital (including, in principle, paid-in share premiums) represented by the Shares bought-back and (iv) amounts paid by way of capital redemption ("*kapitaalaflossing*"/ "*amortissement du capital*").

Withholding tax exemptions under domestic law

Under Belgian law, the rate of the withholding tax can be reduced to zero on dividends paid to certain non-Belgian resident organisations, such as organisations which are constituted exclusively to administer or provide pension, retirement or other employee benefits or for religious, charitable, scientific, educational or public purposes. To benefit from this exemption, the qualified holder should sign and forward to the Issuer or its agents a specific certificate. In that certificate, the qualifying holder should confirm that it is a non-resident that does not conduct a business or is not engaged in any activity of a lucrative nature, is exempt from any income tax in its country of residence, and is not under a contractual obligation to re-distribute the dividends to the (ultimate) beneficiaries.

Belgian law also provides for an exemption of withholding tax on dividends paid or attributed to certain recognised Belgian investment funds.

Private individuals

For Belgian resident individuals who acquire and hold the Shares as a private investment, payment of withholding tax fully discharges personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to declare them, dividends will, in normal circumstances, be taxed at a tax rate which differs from the progressive personal tax rate and is equivalent to the dividend withholding tax rate (25%) except where, based on the other declared income, the application of progressive personal tax rates results in a lower tax rate. If the beneficiary declares the dividend, the amount of federal income tax payable must be increased by the municipal surcharge. Similarly, the withholding tax retained at source may be offset (and be reimbursed to the extent that it exceeds the tax actually payable).

For Belgian resident individual investors who acquire the Shares for professional purposes, the withholding tax does not fully discharge personal income tax liability. Dividends received must be declared by the beneficiary and will be taxed at the progressive personal income tax rates. Withholding tax retained at source may, in principle, be offset against personal income tax (and is

reimbursable to the extent that it exceeds the actual tax payable), provided that (i) the beneficiary has the full ownership of the shares at the time of payment or attribution of the dividends and (ii) the dividend distribution does not give rise to a reduction in value of, or a capital loss on, the Shares. Certain exceptions apply to this rule.

Resident corporations

For Belgian resident corporations, the withholding tax does not fully discharge tax liability. Dividends received must be declared by the beneficiary and will be taxed at the normal corporate income tax rate. No withholding tax will be due provided that the Belgian resident corporation holds at least 20% of the capital of the Issuer for an uninterrupted period of at least one year. Distributions within the one-year period are also exempt from the withholding tax, provided that the recipient company still holds at least 20% of the capital of the Issuer at the end of this one-year period. In such case, the Issuer should withhold the withholding tax (without having to pay the withholding tax to the Belgian treasury) in the meantime. Furthermore, certain administrative formalities must be complied with to benefit from the exemption. For dividends paid or attributed as from January 1, 2007 and January 1, 2009, aforesaid 20% threshold is reduced to 15% and 10% respectively.

Withholding tax retained at source, if any, may, in principle, be offset against corporate income tax (and is reimbursable to the extent that it exceeds the actual tax payable), provided that (i) the taxpayer has the full ownership of the shares at the time of payment or attribution of the dividends and (ii) the dividend distribution does not give rise to a reduction in value of, or a capital loss on the Shares. Certain exceptions apply to this last rule

Taxpayers subject to the resident corporate income tax may deduct up to 95% of the gross amount of these dividends from their taxable profits, insofar as certain qualitative and quantitative conditions are met. The qualitative conditions concern the tax regime applicable to Galapagos and the income earned by the latter. Considering that the Issuer is subject to Belgian corporate income tax and does not operate through foreign establishments, this qualitative condition should normally be met. The quantitative condition requires that, at the date of attribution or payment of the dividends, resident corporate taxpayers hold at least 10% of the capital of the Issuer, or a participation with an acquisition value of at least €1,200,000. Moreover, the participation must be held for an uninterrupted period of one year and be classified as financial fixed assets. Distributions within the one-year period are also exempt from withholding tax, provided that the recipient company still meets the minimum participation requirements at the end of this one-year period. The minimum holding requirement of 10% or €1,200,000 does not apply to dividends received by Belgian credit institutions, insurance companies, stock exchange companies and investment companies. The requirement of classification as financial fixed assets does not apply to dividends received by Belgian investment companies.

Legal entities

For taxpayers subject to tax on legal entities, the withholding tax normally constitutes final taxation.

Non-residents

For non-resident individuals and corporations, withholding tax is retained also at the rate of 25% subject to reliefs or exemptions provided for by Belgian law or by the various taxation treaties which Belgium has signed. Such (reduced) withholding tax will normally be the final tax in Belgium, unless the non-resident acquired the shares for a business conducted in Belgium through a fixed base or a Belgian establishment, to which the shares are attributable. In such a case, the same principles apply as described with regard to Belgian resident individuals (holding the shares for professional purposes) or corporations who receive the dividends.

EU based corporations

An exemption from Belgian withholding tax is available to certain EU resident companies under the EU Parent Subsidiary Directive as implemented in Belgian tax legislation, provided that the recipient company owns at least 20% of the capital of the Issuer for an uninterrupted period of at least one year. Distributions within the one-year period are also exempt from withholding tax, provided that the recipient company still holds at least 20% of the capital of the Issuer at the end of this one-year period. In such case, the Issuer should withhold the withholding tax (without having to pay the withholding tax to the Belgian treasury) in the meantime. Furthermore, certain administrative

formalities must be complied with to benefit from the exemption. For dividends paid or attributed as from January 1, 2007 and January 1, 2009, aforesaid 20% threshold is reduced to 15% and 10% respectively.

Tax treaties

Belgium has concluded tax treaties with more than 60 countries, which reduce the dividend withholding tax rate, as the case may be and under certain conditions, to 15%, 10%, 5% or 0%.

Example: UK shareholder

Dividends paid by the Issuer to a UK shareholder who is entitled to claim benefits under the Treaty and who does not have a permanent establishment or fixed base in Belgium to which the shares are attributable, generally will be subject to a Belgian withholding tax at an effective rate of 10%.

In general the full Belgian withholding tax must be withheld by the Issuer or the paying agent (that is, the amount of withholding tax upon the payment of the dividend is not reduced to reflect the Treaty rate), and the UK shareholder may make a claim for reimbursement for amounts withheld in excess of the Treaty rate. The claim form (Form 276 Div.-Aut.) can be obtained from the *Centraal Taxatiekantoor/Bureau Central de Taxation Brussel-Buitenland*, Boulevard Roi Albert II 33, 1030 Schaerbeek. This form should be completed in duplicate and sent to the competent foreign tax office which should be requested to return one copy appropriately stamped. The UK shareholder can then obtain reimbursement from the *Centraal Taxatiekantoor/Bureau Central de Taxation*, at the same address, upon delivery of the stamped form and documentation which proves that the UK claimant is the ultimate beneficiary of the dividends and which indicates the amount of withholding tax levied. The request for reimbursement must in principle be filed with the *Centraal Taxatiekantoor/Bureau Central de Taxation* within three years from 1 January of the year following the year in which the dividend was declared payable.

An immediate reduction of the withholding tax levied at source is only available in case dividends are paid by the Issuer itself (*i.e.* not through an agent) to UK holders holding Shares in a registered form or holding a significant holding of bearer Shares. In such case, these UK holders may be able to obtain a reduction of the withholding tax levied at source if they deliver the claim form (together with the relevant coupons of bearer Shares) no later than 10 days after the date on which the dividend is declared payable. To benefit from this reduced rate, the qualifying UK shareholder should complete and send a Form 276 Div.-Aut. (properly stamped by the UK holder's competent foreign tax office) to the Issuer. The Issuer will review and complete the form and file it together with the withholding tax return, with the competent Belgian tax authorities.

Prospective holders should consult their own tax advisors to establish whether they qualify for relief from withholding tax upon payment of dividends, and to gain further information regarding the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital gains and losses

Private individuals

Individual Belgian residents holding the Shares as a private investment are not subject to Belgian tax on capital gains realised on the disposal of the Shares nor are losses realised on these Shares tax deductible. Individual Belgian residents may, however, be subject to (i) a 33% tax (to be increased by the municipal surcharge) if the capital gain is not deemed to be realised 'within the normal transactions of management of a private estate', or (ii) a 16.5% tax (to be increased by the municipal surcharge) if they or their legal predecessor, together with certain close family members, during any point in time during the 5 years preceding the Share transfer, have held, directly or indirectly, a significant participation (in principle 25%) in the Issuer and transfer Shares to a non-resident entity. The European Court of Justice has however ruled that, in its current form, latter 16.5% taxation is in breach of European legislation.

Individual Belgian residents who hold the Shares for professional purposes are taxable at the ordinary progressive income tax rates on capital gains realised on the disposal of such Shares.

Resident corporations and Belgian branches of non-resident corporations

Belgian resident corporations are usually not subject to Belgian capital gains taxation on the disposal of shares, provided that the dividends on those shares qualify for the dividend received exemption. However, only certain qualitative conditions must be fulfilled (the minimum participation condition, the minimum holding period of one year and the condition that the shares must classify as financial fixed assets must not be fulfilled). Consequently, as the Issuer is subject to Belgian corporate income tax and does not operate through foreign establishments, capital gains on the Shares should in principle be tax exempt.

Legal entities

Belgian resident entities subject to the tax on legal entities are not usually subject to the Belgian capital gains taxation on the disposal of the Shares, although they may be subject to the above-mentioned 16.5% tax.

Non-residents

In principle, non-resident individuals or corporations are not subject to taxation on capital gains realised on Shares, unless the non-resident acquired the Shares for a business conducted in Belgium through a fixed base or a Belgian establishment to which the Shares are attributable. In such a case, the same principles apply as described in relation to Belgian resident individuals (holding the shares for professional purposes) or corporations (see above). Non-resident individuals without a fixed base or a Belgian establishment who have their fiscal residence in a country with which Belgium has not concluded a tax treaty might be subject to the 33% tax or 16.5% as mentioned above.

Tax reduction on the investment in the Shares ("*Monory bis*" law)

Cash payments up to a maximum of €620 for new Shares to which a Belgian resident has subscribed for as employee of the Issuer, or as employee of qualifying subsidiaries of the Issuer, afford, subject to certain conditions, a right to a personal income tax reduction.

This tax reduction, claimable through the annual personal income tax return, cannot be cumulated with the tax reduction for pension savings. The tax reduction is granted subject to the condition that in their personal income tax return for the taxable period in which the payment occurred, the employees prove that the qualifying Shares were acquired and that the Shares were held at the end of the taxable period. The tax reduction will only be maintained if the employee provides evidence that he or she has continued to hold the Shares during the subsequent five taxable periods.

Stamp tax on securities transactions

The initial subscription to Offer Shares is exempt from Belgian stock market tax. The purchase and sale in Belgium of existing Shares through a professional intermediary is in principle subject to stock market tax at the rate of 0.17%. No stock market tax is payable by:

- Intermediaries as mentioned in article 2, 9° and 10° of the Law of 2 August 2002 on the supervision of the financial sector and financial services acting for their own account;
- Insurance companies as mentioned in article 2, §1 of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- Pension and benefit funds ("*voorzorgsinstellingen*"/"*institutions de prévoyance*") as mentioned in article 2, §3, 6° of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- Institutions for collective investment as mentioned in the Law of 4 December 1990 on the financial transactions and financial markets acting for their own account; and
- Non-residents acting for their own account and subject to an affidavit of non-residency.

Tax on the physical delivery of bearer shares

The physical delivery of bearer securities pursuant to the initial subscription is not taxed in Belgium. A tax is levied upon the physical delivery of securities pursuant to their acquisition for consideration in Belgium (other than pursuant to the initial subscription) through a professional intermediary or pursuant to a conversion of registered securities to bearer securities. This tax is also due upon the delivery of securities in Belgium pursuant to a withdrawal of these securities from "open custody".

The tax is due at the rate of 0.6% on (i) the sums payable by the acquirer in the event of an acquisition or (ii) the sales value of the securities in the event of conversion to bearer securities or withdrawal from "open custody".

Estate and gift tax

Transmission of Shares by reason of death will only be subject to Belgian estate tax calculated on the fair market value of the Shares if the Shares are part of a Belgian resident's estate. Gifts of Shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer Shares. Transfers of Shares by way of a foreign notary deed which is not voluntarily presented for registration in Belgium are not subject to Belgian gift tax.

General

This section describes the fiscal consequences of acquiring, owning and transferring Shares for shareholders that are individuals or legal entities who are (deemed) Dutch residents or, in the case of individuals, who have elected to be treated as residents.

The Issuer strongly recommends that any potential investor consult a tax expert for the fiscal consequences of acquiring, owning and transferring the Shares. This section describes the main Dutch tax aspects of the acquisition, ownership and transfer of the Shares and it does not deal with any other tax issues.

The description below (including the rates and other figures) is based on the Dutch tax law applicable on the date of this Prospectus. Potential investors should note particularly that tax law is subject to change, sometimes retroactively, which could render this description inaccurate.

For the purpose of this section it is assumed that the Issuer is subject to income tax in Belgium and is a resident of Belgium for Belgian and Netherlands tax purposes.

Dividend withholding tax

No Netherlands withholding tax is due upon payments on the Shares.

Taxation on income and capital gains

Individuals resident in the Netherlands

Income from the Shares will be subject to taxation as "income from work and a dwelling" ("Box I"), "income from a substantial interest" ("Box II") or "taxable income from savings and investment" ("Box III").

Dutch resident taxpayers can generally credit the (by tax treaty) reduced Belgian dividend withholding tax due upon payment on the Shares against Dutch income tax due.

Box I

Income and capital gains derived from the Shares are taxable in Box I at progressive rates up to 52% if they form part of the "profit from an enterprise" of the shareholder or part of the "taxable result from miscellaneous activities" (as defined in the Income Tax Act 2001 (*Wet inkomstenbelasting 2001*)). The income and capital gains from the Shares qualify as profit from an enterprise if the Shares are attributable to the assets of an enterprise from which the shareholder derives profits as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder.

Box II

If income and capital gains derived from the Shares are not subject to taxation in Box I, and if the shareholder has a "substantial interest" in the Issuer, then such income and capital gains are taxable at a rate of 25%. A shareholder has a "substantial interest" in the Issuer if such holder, alone or together with his partner has, or if certain relatives of the shareholder or his partner have, directly or indirectly:

- The ownership of, or certain rights over, any class of shares representing at least 5% of the Issuer's issued and outstanding share capital;
- Rights to directly or indirectly acquire any class of shares, whether or not already issued, representing at least 5% of the Issuer's issued and outstanding share capital; or
- Profit-sharing certificates for at least 5% of the Issuer's annual profit or at least 5% of the Issuer's liquidation proceeds.

Special provisions apply in specific situations, such as to Shares that are used to form a part of a substantial interest.

Box III

If the income and capital gains derived from the Shares is not subject to taxation in Box I or II, then tax is imposed on the "fictitious yield" of the Shares under the rules of Box III. The "fictitious yield" is calculated as 4% of the average net value of the assets and liabilities (including the Shares) that are taxed under the rules of Box III, generally as measured at the beginning and end of every calendar year. The tax rate on the "fictitious yield" is 30%.

Legal entities resident in the Netherlands

The resident legal entities subject to Dutch corporate income tax are:

- Public limited liability companies, private limited liability companies and other companies the capital of which is entirely or partly divided into shares;
- Cooperatives and cooperative societies;
- Mutual insurance companies and associations that operate as insurer or credit institution on a mutual basis;
- Any association and other legal entity not mentioned above (unless of a public law nature), if and to the extent they carry on an enterprise;
- Mutual funds; and
- Specified enterprises of public corporations.

In general, legal entities resident in The Netherlands are subject to taxation on any income or capital gains from the Shares. The rate of corporate income tax is 31.5%, with a rate of 27% applying to the first €22,689 of taxable profits.

However, income and capital gains from the Shares are generally exempt from corporate income tax under the "participation exemption" if the legal entity holds at least 5% of our nominal paid-up share capital and the shares are not held as inventory or portfolio investment. A participation of less than 5% will still qualify for the participation exemption if the holding of the Shares is in line with the normal operations of shareholder's enterprise, or if the acquisition of the Shares serves the general public interest.

Dutch resident taxpayers can generally credit the (by tax treaty) reduced Belgian dividend withholding tax due upon payment on the Shares against Dutch income tax due.

Other Taxes

Gift tax and inheritance tax

If the Shares form part of a gift or inheritance from a Dutch resident (individual or legal entity), then gift tax or inheritance tax, respectively, will generally apply.

This is not usually the case if the Shares form part of a gift or inheritance from a non-resident, unless an exception applies, such as if the donor or testator was resident in The Netherlands within a certain period prior to the gift or inheritance or if the donor was resident in The Netherlands at the time of death.

Duties may also become due where the Shares were attributable to a Dutch permanent establishment or permanent representative of the donor.

Value added tax

Share transactions are normally exempt from value added tax. Value added tax is not due on the issuance of Shares, on dividends or other similar payments, such as repayment of capital.

Other taxes and duties

No capital duty or any other tax or duty (including stamp duty) will be due by or on behalf of a holder of Shares in respect or in connection with the sale and transfer of Shares.

CONSOLIDATED FINANCIAL INFORMATION ON GALAPAGOS

Consolidated income statement

The following consolidated accounts are drawn up in accordance with IFRS. The accounting policies and notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT	**Notes**	**2004**	**2003**	**2002**
Thousands of € except per share data/year ended 31 December				
Product revenue		2,789	2,815	2.727
License revenue		1,918	426	65
Service revenue		522	1,014	113
Research collaborations		150	264	113
Income from government grants		2,398	1,953	2.692
Total revenues		**7,777**	**6,472**	**5,710**
Cost of goods & services sold		-1,288	-1,166	-1,256
Gross profit		**6,489**	**5,306**	**4,454**
Research and development costs		-5,443	-5,378	-4,100
Sales and marketing costs		-134	-102	-62
General and administrative costs		-4,520	-4,493	-4,521
Operating profit/(loss)	4,5	**-3,608**	**-4,667**	**-4,229**
Finance income/(cost)	6	40	86	-92
Taxes	7	-21	-85	-64
NET PROFIT/(LOSS) FOR THE PERIOD		-3,589	-4,666	-4,385
Weighted average number of ordinary shares in issue ('000)	8	23,754	23,754	19,387
Basic loss per Share	8	-0.15	-0.20	-0.23
Weighted average number of ordinary shares in issue ('000) taking into account the 4:1 reverse share split, decided by the extraordinary Shareholders Meeting of 29 March 2005	8	5,939	5,939	4,827
Basic loss per Share taking into account the 4:1 reverse share split, decided by the extraordinary Shareholders Meeting of 29 March 2005	8	-0.60	-0.79	-0.90

Consolidated balance sheet

Assets

CONSOLIDATED BALANCE SHEET – ASSETS	Notes	2004	2003	2002
Thousands of €/year ended 31 December				
NON-CURRENT ASSETS		**3,072**	**4,019**	**4,463**
Intangible assets	9	447	735	677
Property, plant and equipment	10	2,625	3,284	3,786
CURRENT ASSETS		**12,541**	**16,198**	**7,603**
Inventories	11	98	149	186
Trade and other receivables	12	2,169	3,013	2,576
Cash and cash equivalents	13	10,274	13,036	4,841
TOTAL ASSETS		**15,613**	**20,217**	**12,066**

Equity and Liabilities

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES	Notes	2004	2003	2002
Thousands of €/year ended 31 December				
Current liabilities		**3,833**	**4,747**	**3,202**
Trade and other payables		2,766	3,497	2,419
Obligations under finance lease	16	106	98	90
Tax and social payables		961	1,152	693
Non-current liabilities		**1,413**	**1,519**	**1,617**
Obligations under finance lease	16	1,413	1,519	1,617
LIABILITIES		**5,246**	**6,266**	**4,819**
Equity		10,367	13,951	7,247
Capital and reserves	15	31,557	31,552	20,182
Accumulated losses		-21,190	-17,601	-12,935
TOTAL LIABILITIES AND EQUITY		**15,613**	**20,217**	**12,066**

CONSOLIDATED CASH FLOW STATEMENT	Notes	2004	2003	2002
Thousands of €/year ended 31 December				
Result from operations		-3,608	-4,667	-4,229
Adjustments for:				
Depreciation of property, plan and equipment		763	782	701
Amortisation of intangible fixed assets		240	203	188
Impairment loss on intangible assets		93		
Write-off of inventory			107	
Operating cash flows before movements in working capital		**-2,512**	**-3,575**	**-3,340**
(Increase)/decrease in inventories		51	-70	-105
(Increase)/decrease in receivables		844	-437	-1,293
Increase/(decrease) in payables		-936	1,460	-505
Cash used in operations		**-2,553**	**-2,622**	**-5,243**
Interest paid		-157	-155	-277
NET CASH FLOWS USED IN OPERATING ACTIVITIES		**-2,710**	**-2,777**	**-5,520**
Purchase of property, plant and equipment	10	-103	-279	-1,130
Purchase of and expenditure in intangible fixed assets	9	-45	-261	-211
Net cash from/(used in) investing activities		**-148**	**-540**	**-1,341**
Repayment of obligations under finance lease	16	-106	-98	-90
Proceeds of capital increases, net of issue cost		0	11,354	11,461
Interest received and other financial income		202	256	185
Net cash from/ (used in) financing activities		**96**	**11,512**	**11,556**
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**-2,762**	**8,195**	**4,696**
Cash and cash equivalents at the beginning of the year	13	13,036	4,841	145
(Decrease)/increase		-2,762	8,195	4,696
At the end of the year		**10,274**	**13,036**	**4,841**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Thousands of € except per share data	Number of shares	Share capital	Retained earnings	Total
Balance on 1 January, 2002	**4,447,050**	**4,168**	**-8,550**	**-4,382**
As previously reported				
Capital increase	19,307,176	27,922		16,568
Unpaid capital		-11,354		
Cost of capital increase		-554		-554
Net loss 2002			-4,385	-4,385
Balance on 31 December 2002	**23,754,226**	**20,182**	**-12,935**	**7,247**
Payment of 2002 capital increase		11,354		11,354
Share based compensation		16		16
Net loss 2003			-4,666	-4,666
Balance on 31 December 2003	**23,754,226**	**31,552**	**-17,601**	**13,951**
Share based compensation		5		5
Net loss 2004			-3,589	-3,589
Balance on 31 December 2004	**23,754,226**	**31,557**	**-21,190**	**10,367**

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 29 March 2005. They were signed on its behalf by:

Onno van de Stolpe
Executive Director

29 March 2005

1. General information

The Issuer is a limited liability company incorporated in Belgium. The address of the registered office is presented in "*Description of the Shares and corporate structure*".

The Issuer is a biotechnology company founded in 1999 as a joint venture between Crucell and Tibotec, focused on the identification of disease modifying drug targets and the subsequent development of breakthrough medicine based on these targets. It has successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis, as well as in asthma and Alzheimer's disease. Proprietary target sets resulting from these programs are used for our internal development programs, combined with selected out-licensing and partnering of projects during development. The Issuer, Galapagos NV, has a 100% participation in Galapagos Genomics BV, which is located in Leiden, the Netherlands. Galapagos Genomics BV operates as a service unit for risks and account of Galapagos NV. All costs incurred by Galapagos Genomics BV are cross-charged on a cost-plus zero basis on a quarterly basis. When and if Galapagos will start being profitable, the profits will also be attributed on a *pro rata* basis to Galapagos Genomics BV.

Galapagos has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with human gene sequences to knock-down or knock-in specific human proteins in disease-mimicking cellular assays. This technology enables an efficient analysis of the function of individual human proteins in disease processes. Galapagos provides access to this platform through the services business unit Galadeno; it has formed numerous partnerships with leading pharmaceutical, nutraceutical and biotechnology companies.

These financial statements are presented in Euro because that is the currency of the primary economic environment in which Galapagos operates.

2. Accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The principle accounting policies adopted when preparing these consolidated financial statements are set out below.

Group accounting

The consolidated financial statements incorporate the financial statements of Galapagos NV and Galapagos Genomics BV made up to 31 December, each year. The Issuer incorporated Galapagos Genomics BV as a wholly owned subsidiary in 1999. All intra-group transactions, balances, income and expenses are eliminated in consolidation.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss is recognised. Depreciation is charged so as to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following bases:

- Laboratory equipment: 5-10 years;
- IT Hardware: 3-6 years; and
- Furniture: 5 years.

Leasehold improvements are depreciated over the term of the rent, unless a shorter useful life is expected. Assets held under finance leases are depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Intangible assets
Expenditure on research activities is recognised as an expense in the period in which it is incurred. An internally generated intangible asset, arising from Galapagos's development activities is recognised only if all of the following conditions are met:

- An asset is created that can be identified;
- It is probable that the asset created will generate future economic benefits; and
- The development costs of the assets can be measured reliably.

Internally generated intangible assets are amortised on a straight-line basis over their useful lives. Where no internally generated asset can be recognised, development cost is recognised as an expense in the period in which it is incurred.

Galapagos has capitalised the development costs related to building the SilenceSelect library. This asset is amortised over a period of 4 years, using the straight-line method.

Acquired patents and software licenses are measured internally at purchase cost and are amortised on a straight-line basis over their estimated useful lives on the following bases:

- Patents: 10 years; and
- Software: 5 years.

Leases
Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of Galapagos at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are expensed.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Impairment of tangible and intangible assets
At each balance sheet date, Galapagos reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, Galapagos estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually, and whenever there is an indication that the asset might be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at re-valued amount, in which case the impairment is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income, unless the relevant asset is carried at re-valued amount, in which case the reversal of the impairment is treated as a revaluation increase.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises merely purchase costs, as the inventory consists solely of raw materials. Raw materials are not ordinarily interchangeable and they are as such accounted for using the specific identification of their individual cost. Galapagos does not account for work in progress and finished products, as the production process is very short and finished goods are shipped to customers immediately, thereafter resulting in no such items on the balance sheet at year-end for any of the periods reported.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short highly liquid investments and bank overdrafts. In the balance sheet, bank overdrafts, if any, are included in borrowings in current liabilities.

Taxation

Deferred income tax is provided in full using the "balance sheet liability method", on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets relating to tax losses carried forward are recognised to the extent that it is probable that the related tax benefits will be realised.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by Galapagos are recorded at the proceeds received, net of direct issue costs.

Retirement benefit schemes

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Galapagos's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

Foreign currencies

Transactions in currencies other than Euros are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

Revenue recognition

Galapagos generates revenues from the sale of products, providing research and development services, revenue from different target discovery and development activities, license or royalty agreements and from grants. The revenue recognition policy can be summarised as follows:

- Sales of reagents are recognised as product revenue when shipped;

- Contract research and development services are recognised as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of Galapagos's fulltime equivalent ("FTE") at a specified rate per FTE;

- Sales from Galapagos's target discovery and development business typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:

  - Upfront non-refundable license fees are only recognised in the income statement as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and Galapagos has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of Galapagos, the upfront fee would not be regarded as a separate transaction and the upfront non refundable license fees will be deferred at fair value over the period of the collaboration;

  - Library and technology access fees are recognised as license revenue over the period in which access is granted;

  - Fees charged for the delivery of library information are recognised, as license revenue when delivered, only if Galapagos has no continuing involvement in the use of the information, otherwise revenue is recognised similarly as upfront non refundable license fees;

  - Fees for options to negotiate or license are recognised as license revenue at fair value, over the option period unless Galapagos has no continuing involvement with the licensed targets, in which case such fees are recognised as license revenue when earned;

  - Technical milestone payments are recognised as license revenues when earned, unless Galapagos has continuing involvement in the development, in which case the technical milestone revenue is ratably recognised over the remaining period of the collaboration; and

- Royalties are recorded as license revenue when earned. Galapagos receives operational grants from certain governmental agencies, which support Galapagos's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of Galapagos and are recorded as grant income.

Research & development costs

Research costs are charged to the income statement as incurred. Galapagos capitalises development costs under intangible assets only if the criteria for internally generated intangible assets are met, otherwise such costs are expensed. Galapagos considers that the regulatory and clinical risks inherent to the development of clinical targets preclude it from capitalising the development costs incurred in its drug development business.

Financial risk management

Galapagos does not have derivative financial instruments to hedge interest rates and foreign currency risks as it has only limited exposure to exchange rates or interest rate fluctuations.

Share-based payments

Galapagos has applied the requirements of IFRS 2 share-based payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2003.

Galapagos issues equity-settled share-based payments to certain employees, directors and consultants. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on Galapagos's estimate of shares that will eventually vest.

Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Net profit/(loss) per share

Basic net profit/(loss) per share is computed based on the weighted average number of shares outstanding during the period. Diluted net profit/(loss) per share, if any, is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants.

3. Segment reporting

In its transition to drug development, Galapagos has, in the second half of 2004, identified as primary business segments two Galapagos activities (its business unit Galadeno and its drug discovery business). As of the accounting year 2005, separate financial accounting will be performed for these primary business segments. The principal activities of the primary segments are as follows:

Business unit Galadeno

The services business uses adenoviral delivery technology to analyse the function of human proteins in human cells. The relating revenues are reported on the face of the income statements as part of license revenue and service revenue. Revenue is furthermore generated by the sale of adenoviral vectors, as library sets or individually. Such revenues are reported on the face of the income statement as product revenue. The related historical costs (personnel expenses and laboratory disposables) cannot be reliably separated from the drug discovery in the reported periods.

Business unit drug discovery

Galapagos uses its platform technology to discover and develop drug targets in the areas of osteoarthritis, osteoporosis, rheumatoid arthritis, Alzheimer's disease and asthma. The relating license and service revenues are recorded on the face of the income statement. The related historical costs (mainly personnel costs, depreciation and amortisation and outsourced chemistry), assets and liabilities cannot be reliably separated from the service business in the reported periods.

4. Operating result

Result from operations has been arrived after charging:

a. Cost of goods and services sold

Thousands of €/year ended 31 December	**2004**	**2003**	**2002**
Personnel costs	-703	-921	-743
Disposables and lab fees	-368	-747	-488
Capitalisation of SilenceSelect	42	251	93
Grants earned on SilenceSelect	102	575	174
Depreciation	-361	-324	-292
Total	**-1,288**	**-1,166**	**-1,256**

The increase in personnel costs and disposables and lab fees in 2003 compared to 2002 and 2004 is related to the building of the SilenceSelect library. The grants received to partially fund this project have been recorded as a credit to the costs, resulting in lower cost of goods sold in 2003 compared to both 2002 and 2004.

b. R&D Expenditure

Thousands of €/year ended 31 December	2004	2003	2002
Personnel costs	-2,619	-2,490	-2,511
Disposables and lab fees	-1,473	-2,029	-1,239
Chemistry subcontracting	-919	-471	0
Depreciation	-432	-388	-350
Total	**-5,443**	**-5,378**	**-4,100**

c. General and administrative costs

Thousands of €/year ended 31 December	2004	2003	2002
Personnel costs	-1,349	-1,299	-1,232
Depreciation	-303	-272	-246
Housing	-628	-737	-643
Professional fees	-605	-513	-272
Director fees	-694	-572	-615
Other operating expenses	-941	-1,100	-1,513
Total	**-4,520**	**-4,493**	**-4,521**

The other operating expenses comprise mainly communication expenses, travel expenses, small equipment which is not capitalised, books and magazine subscriptions, and insurance.

d. Sales and marketing expenses

The sales and marketing expenses charged to the income statement comprise the salaries of the sales personnel.

Thousands of €/year ended 31 December	2004	2003	2002
Personnel costs	-134	-102	-62
Total	**-134**	**-102**	**-62**

5. Personnel costs

The number of employees at the end of the year was (executive directors included):

Year ended 31 December	2004	2003	2002
Executive Directors	2	2	2
Laboratory staff	46	63	68
G&A staff	20	23	21
Total	**68**	**88**	**91**

Their aggregate remuneration comprised:

Thousands of €/year ended 31 December	2004	2003	2002
Wages and salaries	4,221	4,163	4,049
Social security costs	796	860	793
Pension costs	159	112	126
Other costs	324	249	195
Total	**5,500**	**5,384**	**5,163**

Approximately 15 people (mainly laboratory personnel) were made redundant near the end of 2004. This was a necessary step to make the shift from a biology based technology company into product based drug discovery. The cost of this redundancy program was limited, as Galapagos managed to outplace 6 of these 15 people.

6. Finance income/(costs)

Thousands of €/year ended 31 December	2004	2003	2002
Interests on bank deposits	197	231	176
Other financial income	5	25	9
Interest on borrowings		-86	
Interest on obligations under finance lease	-128	-136	-143
Other financial costs	-34	-34	-48
Total	**40**	**86**	**-92**

7. Taxes

There is no current tax accounted for in any of the periods presented. The following table provides a reconciliation of the deferred taxes to the profit and loss statement.

Thousands of €	Balance at 31 December 2004	Income statements			Opening balance 1 January 2002
		2004	2003	2002	
Finance lease	0	170	-45	-52	-73
Depreciation of patents	115	-85	45	45	110
Adjustment for useful life	252	25	54	74	99
Capitalisation of SilenceSelect library	292	-52	251	93	
Basis for deferred tax calculation	**659**	**58**	**305**	**160**	**136**
Deferred taxes	-224	-21	-104	-64	
Effect of decrease in corporation tax rate			19		
Opening balance of deferred tax liability		-203	-118	-54	-54
Deferred tax of the year		-21	-85	-64	
Deferred taxes at 31 December	**-224**	**-224**	**-203**	**-118**	

Galapagos has not recorded a deferred tax asset on its tax loss carry forward, on the basis that at 31 December, 2004, 2003 and 2002 it was not probable that sufficient future taxable profits would exist in the foreseeable future against which the unused tax losses can be utilised. The opening

balance of the deferred taxes refers to the deferred taxes incurred on the differences explained below dated before 1 January 2002. Unused tax losses carried forward at December 31, 2004, 2003 and 2002 amounted to €22.1, €18.5 and €13.9 million respectively.

The deferred taxes are calculated on the following reconciling items:

- The rent of the leasehold improvements in the Mechelen facility was in the statutory accounts recorded as an operational lease. The annual payments related to the contract were recorded on the face of the profit and loss accounts. According to IAS 17, these should have been accounted for as a finance lease. In the statutory tax accounts the adjustment was also made at 31 December 2004. As such, the deferred tax line related to the finance lease disappears from the accounts at that date;

- In the statutory accounts the patents are amortised on a straight line basis over a period of 5 years. In the IFRS statements the amortisation period is adjusted to 10 years, reflecting the economic useful life of the patents;

- When preparing the IFRS financial statements, the existing property, plant and equipment was evaluated and if needed, the depreciation method was adjusted to reflect the economic useful life of the asset; and

- In the statutory accounts the costs related to the development of the SilenceSelect library are recorded on the face of the profit and loss accounts when they were incurred. In the IFRS statements all costs related to the development phase of the project are capitalised and amortised on a straight-line basis over a period of 4 years, starting at 1 January 2004.

In 2003, the Belgian corporate tax rate decreased from 40.17% to 33.99%, resulting in an adjustment of the historic deferred taxes reported on the balance sheet.

8. Loss per Share

The figures in this note do not yet take into account the 4:1 reverse share split decided by the extraordinary Shareholders Meeting of 29 March 2005.

Basic loss per Share is calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year, excluding ordinary shares purchased by Galapagos, held as treasury shares.

Thousands of €/year ended 31 December	2004	2003	2002
Result for the purpose of basic loss per share, being net loss	-3,589	-4,666	-4,385
Number of shares *(Thousands)*			
Weighted average number of shares for the purpose of basic loss per share (before taking into account the 4:1 reverse stock split decided on 29 March 2005)	23,754	23,754	19,387
Basic loss per share	**-0.15**	**-0.20**	**-0.23**

The Issuer has two classes of dilutive potential ordinary shares: warrants and anti-dilution warrants. The anti-dilutions warrants have been cancelled by the extraordinary Shareholders Meeting held on 29 March 2005. Under IAS 33, no disclosure is required of the diluted result per share, since as long as Galapagos is reporting a net loss, the warrants have an anti-dilutive effect rather than a dilutive effect.

9. Intangible assets

Thousands of €	Development of Silence Select library	Software	Licenses, patents and know-how	Total
Acquisition value				
At 1 January 2002		135	909	1,044
Additions	93	118		211
At 31 December 2002	93	253	909	1,255
Additions	251	10		261
At 31 December 2003	344	263	909	1,516
Additions	42	3		45
At 31 December 2004	386	266	909	1,561
Depreciation and write-downs				
At 1 January 2002		61	329	390
Charge of the year		51	137	188
At 31 December 2002		112	466	578
Charge of the year		66	137	203
At 31 December 2003		178	603	781
Charge of the year	95	47	191	333
At 31 December 2004	95	225	794	1,114
Carrying amount				
At 31 December 2002	93	141	443	677
At 31 December 2003	344	85	306	735
At 31 December 2004	291	41	115	447

The amortisation period for the library development costs incurred for building Galapagos's SilenceSelect library is 4 years, starting 1 January 2004 when the library was capitalised. The straight-line method of amortisation is used.

Software licenses acquired are amortised using the straight-line method over a period of 5 years.

Galapagos obtained, at its inception in 1999, royalty-free, fully paid-up exclusive licenses to intellectual property owned by IntroGene (the predecessor of Crucell) and Tibotec, the founding parent companies, for use within the field of functional genomics. The licensed intellectual property included a series of patents covering the use of PER.C6 technology for the production of recombinant adenoviruses. These licenses were renewed in June 2001 with minor modification in view of the private placement that took place in the course of 2002 (see "*Related party transactions*"). Purchased patents, licenses and know-how are amortised using the straight-line method over their estimated useful lives, which is on average 5-10 years.

10. Property, plant and equipment

Thousands of €	Land & buildings	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
At 1 January 2002	97	2,026	153	1,883	4,159
Additions	60	1,055	15		1,130
At 31 December 2002	157	3,081	168	1,883	5,289
Additions	1	266	12		279
At 31 December 2003	158	3,347	180	1,883	5,568
Additions		102	1		103
Disposal		-53			-53
At 31 December 2004	**158**	**3,396**	**181**	**1,883**	**5,618**
Depreciation and write-downs					
At 1 January 2002	6	589	38	168	801
Charge of the year	10	528	29	135	702
At 31 December 2002	16	1,117	67	303	1,503
Charge of the year	11	605	31	134	781
At 31 December 2003	27	1,722	98	437	2,284
Charge of the year	12	582	33	135	762
Elimination on disposals	-53		-53		
At 31 December 2004	**39**	**2,251**	**131**	**572**	**2,993**
Carrying amount					
At 31 December 2002	141	1,964	101	1,580	3,786
At 31 December 2003	131	1,625	82	1,446	3,284
At 31 December 2004	**119**	**1,145**	**50**	**1,311**	**2,625**

11. Inventories

Thousands of €/year ended 31 December	2004	2003	2002
Raw materials	98	149	186
Total	**98**	**149**	**186**

12. Trade and other receivables

Thousands of €/year ended 31 December	2004	2003	2002
Trade receivables	1,475	1,991	1,873
Deferred costs	315	1,022	703
Other receivables	379		
Total	**2,169**	**3,013**	**2,576**

Galapagos considers that the carrying amount of trade and other receivables approximates their fair value. At the end of 2004, the other receivables comprise the grant income to be received.

13. Cash and cash equivalents

Thousands of €/year ended 31 December	2004	2003	2002
Bank balances	1,274	1,336	941
Short term deposits	9,000	11,700	3,900
Total	**10,274**	**13,036**	**4,841**

The bank balances and cash held by Galapagos and short-term bank deposits have an original maturity of less than three months. The carrying amount of these assets approximates their fair value. These cash and cash equivalents have no restriction upon them.

14. Credit risk

Galapagos's principal financial assets are bank balances and cash and trade and other receivables, which represent Galapagos's maximum exposure to credit risk in relation to financial assets. Galapagos's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by Galapagos's management based on prior experience and their assessment of the current economic environment. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Galapagos's trade credit risk is spread over a limited number of highly credit worthy customers, such as large pharmaceutical companies. There is no history of losses on doubtful accounts.

15. Share capital and reserves

The figures in this note do not take into account the 4:1 reverse share split decided by the extraordinary Shareholders Meeting of 29 March 2005.

Number of shares/year ended 31 December	2004	2003	2002
Ordinary class A shares with a subscription price of €1.00 each	4,455,858	4,455,858	4,455,858
Ordinary class B shares with a subscription price of €1.00 each	4,496,858	4,496,858	4,496,858
Preferred class B+ shares with a subscription price of €1.582 each	447,531	447,531	447,531
Preferred class C shares with a subscription price of €1.582 each	14,353,979	14,353,979	14,353,979
Total shares	**23,754,226**	**23,754,226**	**23,754,226**

The different classes of shares represent the different groups of shareholders. Class A and B shares are attributed to the founding shareholders and are similar. These are common shares. Class B+ shares are preferred shares that are held by Crucell, one of the founding shareholders. These shares give right to anti-dilution warrants and preferred liquidation rights. The class C shares are preferred shares that are held by the new shareholders that subscribed to the capital increase in 2002. These shares give right to anti-dilution warrants, preferred liquidation rights and have drag-on and tag-on rights. The class C shareholders can elect 3 members of the Board of Directors. Note that these classes will be abolished prior to the capital increase, as was decided on the special Shareholders Meeting on 29 March 2005.

At its incorporation, on 30 June 1999, Galapagos issued 4,447,050 founders' shares, which were allocated to Galapagos's founders in proportion with their shareholding.

On 3 August 2000, the extraordinary Shareholders meeting approved the issuance of two convertible bonds with a nominal value of €2 million each. The term of the convertible bonds was five years as of 1 August 2000.

On 1 March 2002, the extraordinary Shareholders Meeting decided to cancel the 4,447,050 founders' shares which had been issued at Galapagos's incorporation. They also modified the terms and conditions of the convertible bonds to allow an early conversion of the convertible bonds and, subsequently, agreed to the bondholders' request to proceed with an early conversion of the two convertible bonds. The convertible bonds were incorporated as share capital on a gross basis, *i.e.* including accrued interest. The interest charges related to the convertible bond amounted to €506 thousand in total (€86 thousand in 2002 and €420 thousand in previous periods). These interest charges were recorded on the face of the income statements as finance costs. As a result of this transaction, the share capital was increased by €4.5 million and 4,505,666 shares were issued.

On 6 March 2002, Crucell subscribed to a capital increase of €707,995 in cash, resulting in the issue of 447,531 newly issued shares. The Issuer's capital increased from €8,952,716 to €9,660,711. At the same extraordinary Shareholders Meeting, the shareholders decided to issue anti-dilution warrants to which Crucell also subscribed.

Also on 6 March 2002, Abingworth, Apax, AlpInvest and Burrill Biotechnology Capital Fund, L.P subscribed to a capital increase by contribution in cash for an amount of €20,707,995 in exchange of 13,089,757 category C shares.

As a final decision on 6 March 2002, the Shareholders Meeting decided to divide the Issuer's shares into five classes (A, B, B+, C and D) and cancel the nominal value of the shares.

On 19 September 2002, the Issuer's share capital was further increased with an amount of €2,000,000 in exchange of 1,264,222 shares category C shares, without nominal value, having the same rights and benefits as the other shares of the same category. Part of the newly issued shares were subscribed by a new shareholder, Burrill Nutraceuticals Capital Fund, L.P.

On 6 March 2002 and on 19 September 2002, the extraordinary Shareholders Meeting decided to grant anti-dilution warrants to each investor in B+ and C class shares, which allow these investors to subscribe on a certain number of preferred shares. These anti-dilution warrants could be exercised within 10 years, in case new issued shares have a share price below €1.582. The exercise price for each of the anti-dilution warrants amounts to €0.01 per share. These anti-dilution warrants have been cancelled at the Shareholders Meeting of 29 March 2005. As these anti-dilution warrants fall outside the scope of IAS 32 and IAS 39, no accounting entry is required.

16. Finance lease obligations

Thousands of €/year ended 31 December	**Minimum lease payments**			**Present value of minimum lease payments**		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Amounts payable under finance lease						
Within one year	226	226	226	106	98	90
In the second to fifth year	903	903	903	523	481	443
After five years	1,072	1,298	1,524	890	1,038	1,174
	2,201	**2,427**	**2,653**	**1,519**	**1,617**	**1,707**
Less future finance charges	682	810	946			
Present value of lease obligations	**1,519**	**1,617**	**1,707**			
Less amount due for settlement within 12 months				106	98	90
Amount due for settlement after 12 months				**1,413**	**1,519**	**1,617**

It is Galapagos's policy to lease certain of its installation and machinery under finance leases. The lease term is linked to the term of the rent for the building. For the year ended 31 December 2004, the borrowing rate was 8.25%. The interest rate was fixed at the date of the contract. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. All lease obligations are in Euro.

The fair value of Galapagos's lease obligations approximates their carrying value.

17. Operating lease obligations

Galapagos has two rent contracts for the office premises in Mechelen and in Leiden, with Mechelen Lease and Crucell respectively, which qualify as operating lease.

Thousands of €/year ended 31 December	2004	2003	2002
Minimum lease payments under rent contracts recognised in income for the year	476	438	419
Total	**476**	**438**	**419**

At the balance sheet date, Galapagos had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of €/year ended 31 December	2004	2003	2002
Within one year	419	419	419
In the second to fifth year	668	920	1,172
After five years	834	1,002	1,169
Total	**1,921**	**2,341**	**2,760**

The annual indexation on the rent contract is recorded on the face of the income statement.

Apart from the property rent, Galapagos also leases 11 company cars for its personnel. These are leased over a period of three to four years, depending on the mileage.

18. Retirement benefit schemes

The company operates defined contribution systems for all its qualifying employees. The assets of the schemes are held separately from those of Galapagos in designated funds.

The total cost of €159 thousand in 2004 (€112 thousand in 2003 and €126 thousand in 2002) represents contributions payable to these schemes by Galapagos at rates specified in the rules of the plans. At 31 December 2004, all amounts due with regard to the schemes had been paid.

The employees of Galapagos are members of a state-managed retirement benefit scheme operated by the government (*i.e.* legal pension). Galapagos is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of Galapagos with respect to the retirement benefit scheme is to make the specified contributions.

19. Warrant plans

Presented below is a summary of stock warrant plans activity for the reported periods:

	Warrants	Weighted average exercise price
Outstanding at 1 January 2002	323,849	1.04
Granted during the period	2,619,321	1.02
Forfeited during the period	-153,180	1.00
Outstanding at 31 December 2002	**2,789,990**	**1.03**
Exercisable at 31 December 2002	580,227	1.13
Granted during the period	237,595	1.07
Forfeited during the period	-13,050	1.00
Expired during the period	-92,015	1.15
Outstanding at 31 December 2003	**2,922,520**	**1.03**
Exercisable at 31 December 2003	706,149	1.11
Granted during the period	163,000	1.00
Forfeited during the period	-305,225	1.00
Expired during the period	-6,000	1.00
Outstanding at 31 December 2004	**2,774,295**	**1.03**
Exercisable at 31 December 2004	700,149	1.11

* Note that on 31 January 2005, 637,500 warrants were offered under the Warrant Plan Belgium 2002, all of which are still outstanding at the date of these financial statements. Moreover, 24,000 warrants from the Warrant Plan 1999 and 2002 became void in the period since 31 December 2004 and the date of these financial statements.

At the extraordinary Shareholders meeting of 21 December 1999, two warrant plans were established: one warrant plan was specifically set up to the benefit of the Issuer's Belgian management and personnel ("Warrant Plan Belgium 1999") whereas the second warrant plan was established for the personnel of the Issuer's subsidiary Galapagos Genomics BV ("Warrant Plan Netherlands 1999").

Warrant plans 1999

Warrant Plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 549,341 warrants were issued to and subscribed by the Issuer. At 31 December, 2004, an aggregate number of 242,154 warrants were granted to directors, management and personnel of the Issuer, of which 217,554 warrants are still outstanding. The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one Share. The exercise price of the warrants is the highest of either €1 or the price against which the most recent capital increase occurred prior to the date of the offer of the warrants. Since the different classes of shares of Galapagos were cancelled and a reverse 4:1 share split was performed by decision of the extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Belgium 1999 were modified to reflect that 4 warrants will entitle the warrant holder to subscribe to one share.

Warrant Plan Netherlands 1999

At 31 December 2004, no more warrants are outstanding under the Warrant Plan Netherlands 1999.

Warrant plans 2002

At the extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favour of the management and personnel of the Issuer ("Warrant Plan Belgium 2002") and a second warrant plan in favour of management and personnel of the Issuer's subsidiary ("Warrant Plan Netherlands 2002").

Warrant Plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 3,013,000 warrants were issued to and subscribed by the Issuer. At 31 December 2004, an aggregate number of 2,537,321 warrants were allotted to directors, management and personnel of the Issuer, of which 2,074,146 warrants are still outstanding at 31 December 2004. The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one ordinary share category D. Since the different classes of shares of the Issuer were cancelled and a reverse 4:1 share split was performed by decision of the extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Belgium 2002 were modified to reflect that 4 warrants will entitle the warrant holder to subscribe to one share.

The Board of Directors determines the exercise price of the warrants at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. The Warrant Plan Belgium 2002 provides that, if the Issuer's shares are listed or traded on a stock market, the Board of Directors may choose whether the exercise price equals at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered.

Warrant Plan Netherlands 2002

Pursuant to the Warrant Plan Netherlands 2002, a total number of 500,000 warrants have been issued to and subscribed for by the Issuer. At 31 December 2004, Galapagos has allotted an aggregate number of 482,595 warrants pursuant to this Warrant Plan Netherlands 2002, which are all still outstanding at 31 December 2004. The exercise period of the warrants amounts to four years, which exercise period starts as from the date of offer. The warrants can be exercised at the latest on 1 February 2012. A vested warrant entitled the holder of such warrant to subscribe for one newly issued share Class D of the Issuer. In respect of warrants that have been granted prior to the date of listing of the Issuer's shares, the exercise price of such warrants amounts to the higher of either €1.17 or the market value of the Issuer's share Class D as determined by the Board of Directors. Warrant Plan the Netherlands 2002 further provides that, once the Issuer's shares are listed, the exercise price of any warrants will equal, at the discretion of the Board of Directors, either the closing price of the Issuer's shares on the trading day preceding the day on which the warrants were granted, the average share price of the preceding 30 day period, or any other relevant period.

Since the different classes of shares of the Issuer were cancelled and a reverse 4:1 share split was performed by decision of the extraordinary Shareholders Meeting of 29 March 2005 the provisions of the Warrant Plan Netherlands 2002 were modified to reflect that 4 warrants will entitle the warrant holder to one share.

The fair value of the warrants granted, which is amortised to expense over the warrant period in determining the pro forma impact, is estimated at the date of the grant using the Black & Scholes option pricing model with the following weighted average assumptions:

	Belgian plan		**Dutch plan**
	2004	**2003**	**2003**
Exercise price	1.00	1.00	1.17
Current share price	1.00	1.00	1.00
Estimated volatility	30%	29%	31%
Expected life of the warrant	3.90	3.40	2.00
Risk free rate	4.31%	4.10%	3.55%
Expected dividends	None	None	None

* The figures in this table do not take into account the 4:1 reverse share split decided on 29 March 2005.

As a reference for the **current share price**, the price of the last relevant capital increase was used. This price differs from the last capital increase, which was at a share price of €1.582 per share, since these were preferred shares whereas the warrants give rights to subscribe to Class D shares (which are no preferred shares).

The **estimated volatility** is calculated as the implied volatility of the biotechnology index in the four years preceding the offer (two years for the Dutch plan).

The **expected life** of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

The warrants have been accounted for in accordance with International Financial Reporting Standard 2 on Share Based Payments. IFRS 2 takes effect for all warrants offered after 7 November 2002. In 2002, no warrants offered under any of the plans, qualify for accounting under IFRS 2. Under the Dutch plan, no warrants have been offered in 2004. For these periods, no fair value calculation has as such been performed. The weighted average fair market value of the warrants granted during 2004 and 2003 were €5 thousand and €16 thousand respectively. These were recorded in debit of the share capital.

The following table provides an overview of the outstanding warrants per personnel category at 31 December 2004:

	Number of warrants
Non-executive Directors	200,695
Executive Team	1,368,900
Management Team	303,200
Other	901,500
Total warrants outstanding at 31 December 2004	**2,774,295**

20. Related parties

Transactions between Galapagos NV and Galapagos Genomics BV, which are related parties, have been eliminated in consolidation and are not disclosed in this note. Transactions between Galapagos and its associates are disclosed below.

Trading transactions

During the year 2004, 2003 and 2002, Galapagos entered into the following transactions with related parties, who are not part of Galapagos.

Thousands of €/year ended 31 December	**Revenues**			**Costs**		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Crucell BV				328	546	541
Tibotec NV and associates	8					15
Johnson & Johnson Group	31	1,067	68			

Johnson & Johnson is a related party through its parent-subsidiary relationship with Tibotec NV. The sales to Johnson & Johnson relate to sales transactions in the normal course of business.

Both Crucell BV and Tibotec NV are the founding shareholders of Galapagos. The purchases performed by Galapagos with Crucell BV comprise:

Thousands of €/year ended 31 December	2004	2003	2002
Office rent and rent charges (see note 17)	138	277	292
Laboratory rent	53	108	134
Materials purchase (consumables)	52	161	114
Other	85	0	1
Total	**328**	**546**	**541**

At the end of 2004, 2003, 2002, the following amounts with related parties were still outstanding in the balance sheet:

Thousands of €/year ended 31 December	Amounts owed by related parties			Amounts owed to related parties		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Crucell BV				96	4	0
Tibotec NV and associates	5			7	7	90
Johnson & Johnson Group		241	778			

The amounts outstanding are unsecured and are/will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Remuneration of key management personnel

At 31 December 2004, the Executive Committee comprised three members, Mr Van de Stolpe, Dr Pollet and Dr Dixon. Dr Dixon only became a member of the Executive Committee at 15 November 2004. Their combined remuneration package comprises:

Thousands of €/year ended 31 December	2004	2003	2002
Short-term employee benefits	574	524	569
Post-employment benefits	46	48	46
Cumulative number of warrants offered	1,368,900	1,368,900	1,368,900
Total benefits excluding warrants	**620**	**572**	**615**

The executive directors provide their services full time for the company. Their remuneration includes all costs for the company, including retirement contributions. The warrants offered to the executive directors are under the same conditions as set out in note 19. These warrants are granted under the Belgian 2002 and 1999 plan.

The retirement benefits to the Executive Committee, excluding the executive director (Mr Onno van de Stolpe) and a former executive director (Dr Pollet), are part of the retirement benefit scheme to which all qualified personnel is entitled. The contributions are paid as a percentage of the gross annual salary.

No loans, quasi-loans or other guarantees have been given to members of the Executive Committee. In 2002, the Executive Committee comprised only the Executive Directors.

Transactions with non-executive directors

Non-executive directors that represent one of Galapagos's shareholders receive no compensation for their position as directors. In 2004, 2003 and 2002, €13 thousand, €13 thousand and €22 thousand

respectively were paid as expense reimbursement for these non-executive members of the Board of Directors.

The independent members of the Board receive a Board fee of €1,500 per Board meeting, as well as expense reimbursement. In 2004 and 2003, €6 thousand and €15 thousand respectively were paid as Board fees and expense reimbursement to independent members of the Board of Directors.

In 2004, €120 thousand in consulting fees was paid to members of the Board of Directors.

In 2004, 155 thousand warrants were offered to non-executive directors (45,695 in 2003 and none in 2002).

Other contracts with related parties:

- *Non-compete undertaking from Crucell:* Galapagos NV and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The noncompete obligation applies for the geographic areas of Asia, Europe and the US. No consideration was paid for this undertaking.

- *License Agreement between Tibotec and Galapagos NV dated 28 May 2001:* Galapagos NV, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. Galapagos NV entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec Intellectual Property relating to, *inter alia*, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterisation of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. Galapagos paid a consideration of €454 thousand for this agreement which was capitalised.

- *Research and Commercial License Agreement between Crucell and Galapagos NV dated 6 June 2001:* Under this agreement Crucell granted a sole and exclusive worldwide license to Galapagos NV under the Crucell patents and know how for, *inter alia*, identifying, making and using products and services in the field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. Galapagos paid a consideration of €454 thousand for this agreement which was capitalised.

- *Services Agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland B.V. entered into between Crucell and Galapagos Genomics BV dated 3 November 2004:* Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,570) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for reparation works.

- *Services Agreement between Crucell and Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004:* In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

- *Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated February 2002:* In this agreement Crucell and Galapagos Genomics BV document and ratify their contractual agreement relating to the lease of office and laboratory facilities at Archimedesweg 4, 2333 CN Leiden, the Netherlands. Crucell agrees to sub-lease a certain section of the building to the Group until 31 December 2003 at the latest. Galapagos Genomics BV undertakes to deliver the building section, upon termination of the agreement, to Crucell clean and without damages to the building and its leasehold improvements.

- *Supplemental Agreement to the Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005:* This agreement documents new conditions for the termination of the lease agreement as set out in the Ratification Agreement. Under the Supplemental Agreement, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

- In the periods before the IPO, independent directors received Board Meeting fees amounting to €1.5 thousand per Board Meeting. For the post-IPO contracts this has been adjusted to an annual fee of €20 thousand.

- A consultancy contract was closed with the Chairman of the Group, Dr Parekh, amounting to a monthly consulting fee of £8,666.

21. Subsequent events

After 31 December 2004, the following events occurred:

- On 31 January 2005, the Group offered 637,500 warrants (prior to the projected reverse stock split – see below) to directors and employees of the Group pursuant to the Warrant Plan Belgium 2002;

- On February 7, 2005, the Extraordinary Shareholders Meeting agreed on initiating an IPO process;

- On 29 March 2005, TNO Pharma and the Group announced multi-target characterisation collaboration. In this project, TNO Pharma will apply their expertise and experience in protein chemistry to further characterise Galapagos' proprietary disease targets;

- On 29 March 2005, the Extraordinary Shareholders Meeting decided to increase Galapagos NV's capital, subject to the condition precedent of the subscription of the capital increase, with up to €35 million and after lifting of the preferential subscription rights of the existing shareholders;

- On 29 March 2005, the Extraordinary Shareholders Meeting decided to grant to KBC Securities NV and Kempen & Co Corporate Finance BV (the "Lead Managers") an Over-Allotment Option to subscribe to maximum of €5.25 million in Shares as from the date on which the shares are expected to be admitted to the listing on the Eurolist of Euronext Brussels and Euronext Amsterdam ("Listing Date") up to 30 days after the date upon which the public offering will be established by the Board of Directors of the Group ("Closing Date"). This Over-allotment Option will be exercisable as of the Listing Date until 30 calendar days after the Listing Date and requires Galapagos NV to issue and offer at the offer price of the projected public offering a number of Over-allotment Shares for the sole purpose of allowing the Lead managers to cover for over-allotments, if any. The total number of Over-allotment Shares shall not exceed 15% of the number of newly issued shares of the Group pursuant to the projected public offering ("Base Shares"). To enable the Lead Managers to execute the Over-allotment up to 15% of the Base Shares, one or more of Galapagos NV's current shareholders will enter into a lending agreement, free of charge and for the same period as the Over-allotment Option. Afterwards Galapagos NV will issue these Overallotment Shares in an extra capital increase. By means of a press release the market will be informed on whether or not the Over-allotment Option has been exercised.

- At the extraordinary Shareholders Meeting of 29 March 2005, a new warrant plan in favor of directors, management and personnel was approved (Warrant Plan 2005), subject to the condition precedent of the realisation of the projected public offering. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date the warrants are offered, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered. This warrant plan contains a minimum of 125,000 warrants (the "Initial Warrants") and a maximum of 500,000 warrants for the employees, directors and consultants of the Group. The exact number of warrants to be created in excess of 125,000 (the "Additional Warrants") is to be determined in accordance with the number of issued Offer Shares and Over-allotment Shares. The number of Additional Warrants to be created is neither to exceed 375,000 nor 3.4% of the entire share capital of the Group computed on a fully diluted basis, however excluding the minimum of

125,000 Initial Warrants. Each warrant entitles the beneficiary to subscribe to one share of Galapagos NV subject to the provisions of the Warrant Plan 2005. It is the intention of the Board of Directors to grant these warrants partially in the course of 2005. The balance will remain at the disposal of the Shareholders Meeting and Board of Directors acting upon recommendation of the Nomination & Remuneration Committee and may be granted within the framework of future nominations and incentive plans;

- On 29 March 2005, Dr Harrold van Barlingen was appointed as member of the Board of Directors, subject to the condition precedent of the realisation of the projected public offering;

- On 29 March 2005, Dr Ferdinand Verdonck was appointed as member of the Board of Directors, subject to the condition precedent of the realisation of the projected public offering;

- On 29 March 2005, Galapagos NV shareholders decided to change the legal entity's name to Galapagos NV;

- On 29 March 2005, the extraordinary Shareholders Meeting decided to cancel the anti-dilution warrants, subject to the condition precedent of the realisation of the projected public offering;

- On 29 March 2005, the extraordinary Shareholders Meeting decided to perform a 4 :1 reverse share split, subject to the condition precedent of the realisation of the projected public offering;

- On 29 March 2005, the extraordinary Shareholders Meeting decided to cancel the different classes of shares, subject to the condition precedent of the realisation of the projected public offering;

- On 29 March 2005, the Board of Directors of Galapagos decided to prepare the Group's consolidated financial statements going forward under IFRS as of December 31, 2004 (no longer under Belgian GAAP).

22. Explanation of transition to IFRS

Galapagos presents the financial statements under IFRS for the previous three years. The date of transition for Galapagos is as such 1 January 2002. The following disclosures are required under IFRS 1 §39. On 29 March 2005, the Board of Directors decided to start preparing Galapagos's consolidated financial statements under IFRS as of 31 December 2004 and thereafter.

Equity reconciliation for date of transition as well as for last financial statements reported under Belgian GAAP.

Thousands of €	**31 December 2003**	**1 January 2002**
Net equity according to Belgian GAAP	13,555	-4,462
Finance lease	-170	-73
Depreciation of patents	200	110
Adjustment for useful life	227	99
Capitalisation of SilenceSelect library	342	0
Before deferred tax	**14,154**	**-4,326**
Deferred tax	-203	-54
Net equity under IFRS	**13,951**	**-4,380**

Notes to the reconciliation of equity at 1 January 2002 and at 31 December 2003:

- The rent of the leasehold improvements in the Mechelen facility was in the statutory tax accounts recorded as an operational lease. The annual payments related to the contract were recorded on the face of the profit and loss accounts. According to IAS 17, these should have been accounted for a finance lease;

- In the statutory tax accounts the patents are amortised on a straight-line basis over a period of 5 years. In the IFRS financial statements the amortisation period is adjusted to 10 years, reflecting the economic useful life of the patents;

- When preparing the IFRS financial statements, the existing property, plant and equipment was evaluated and if needed, the depreciation method was adjusted to reflect the economics useful life of the asset; and

- In the statutory accounts the costs related to the development of the SilenceSelect library are recorded on the face of the profit and loss accounts when they incur. In the IFRS statements all costs related to the development phase of the project are capitalised and amortised on a straight-line basis over a period of 4 years, starting at 1 January 2004.

Reconciliation of profit or loss for 2003

CONSOLIDATED INCOME STATEMENT Thousands of €	**Belgian GAAP**	**Transition to IFRS**	**IFRS**
Product revenue	2,815		2,815
License revenue	426		426
Service revenue	1,014		1,014
Research collaborations	264		264
Income from government grants	2,528	-575	1,953
Total revenues	**7,047**		6,472
Cost of goods & services sold	-1,992	-826	-1,166
Gross profit	**5,055**	**251**	**5,306**
Research and development	-5,473	-95	-5,378
Sales and marketing expenses	-102		-102
General and administrative costs	-4,576	83	-4,493
Operating result	**-5,096**	**429**	**-4,667**
Finance income/(cost)	222	-136	86
Taxes	-85		-85
NET RESULT FOR THE PERIOD	**-4,874**	**208**	**-4,666**

- The grant received on the SilenceSelect library was transferred from the revenue to a credit to the cost of sales. The received grant with relation to the development phase of the project amounts to €575 thousand.

- The adjustment to the cost of sales comprises the capitalisation of the development phase of the SilenceSelect library in 2003. The costs related to the project in 2003 amounted to €251 thousand. This is being offset by the reclassification of the grants received. These were recorded as part of the revenue under Belgian GAAP. However, in order to fairly represent the effect of the capitalisation these are recorded as a credit to cost of sales under IFRS. Hence, the income from government grants is debited to the extent of the grant on the development of the SilenceSelect and the cost of sales is credited to the same extent.

- The adjustment to research and development comprises:

  - Adjustment of depreciation charges (useful life and the adjustment of the depreciation on patents and licenses) amounting to €105 thousand credit.

  - The accounting of the warrants granted in 2003, amounting to €10 thousand debit. Note that this is an adjustment against equity, so no effect on the net equity exists.

- The adjustment to general and administrative costs comprises:

  - Adjustment of the operating lease to a finance lease, amounting to €226 thousand credit

- Adjustment of depreciation charges (useful life and the adjustment of the depreciation on patents and licenses) amounting to €137 thousand debit.
- The accounting of the warrants granted in 2003, amounting to €6 thousand debit. Note that this is an adjustment against equity, so no effect on the net equity exists.

• The adjustment to the financial result is a result of the accounting for the financial cost related to the reclassification of the operational lease to the finance lease.

There has been no material impact on the cash flows as a result of the transition to IFRS.

23. Going concern

The Group has accumulated losses amounting to €21.2 million as of 31 December 2004. We have made significant progress with our therapeutic programs, which have resulted in the closing of several important contracts. The next year, we will continue to transform Galapagos from a research company to a drug discovery company. We will continue to subcontract the chemical development of selected targets and develop these further into pre-clinical candidates. With the anticipated capital increase, Galapagos wishes to further take targets into the clinic. As of 31 December 2004, we have a cash position of €10.3 million. For 2005, management has forecasted a burn rate of over €7 million. Based on these factors, the Board considers that continuity is safeguarded until the general Shareholders Meeting that approves the statutory standalone accounts of 2005.

Galapagos NV

To the Board of Directors and to the shareholders

We have audited the accompanying balance sheets of Galapagos NV (formerly Galapagos Genomics NV) and subsidiary as of December 31, 2004, 2003 and 2002, and the related income statements, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Galapagos as of December 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as endorsed by the European Union.

The accompanying financial statements have been prepared assuming that Galapagos will continue as a going concern. As discussed in Note 23 to the financial statements, Galapagos has incurred substantial losses from operations, which affect the financial position of Galapagos and which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 23. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

March 29, 2005

The Statutory Auditor

DELOITTE & PARTNERS
Bedrijfsrevisoren BV o.v.v.e. CVBA
Represented by

Geert Verstraeten **Gert Vanhees**

Periodic information per 30 June 2005

Consolidated income statement

The following key consolidated accounts are drawn up in accordance with IFRS.

CONSOLIDATED INCOME STATEMENT	2005 (unaudited)	2004 (unaudited)
Thousands of € except per share data/half-year ended 30 June		
Commercial revenue	1,181	1,127
Income from government grants	1,021	1,138
Total revenues	**2,202**	**2,265**
Cost of goods & services sold	-744	-634
Gross profit	**1,458**	**1,631**
Research and development costs	-2,788	-2,558
Sales and marketing costs	-79	-76
General and administrative costs	-2,026	-2,009
Operating profit/(loss)	**-3,435**	**-3,012**
Finance income/(cost)	27	24
Taxes	11	-6
NET PROFIT/(LOSS) FOR THE PERIOD	**-3,397**	**-2,994**
Weighted average number of ordinary shares in issue ('000)	6,698	23,754
Weighted average number of ordinary shares in issue ('000) taking into account the 4:1 reverse share split, decided by the extraordinary Shareholders Meeting of 29 March 2005		5,939
Basic loss per Share	-0.51	-0.50

Galadeno service business unit income statement

INCOME STATEMENT	2005 (unaudited)
Thousands of €/period ended 30 June	
Commercial revenue	1,181
Income from government grants	556
Total revenues	**1,737**
Cost of goods & services sold	-744
Gross profit	**993**
Sales and marketing costs	-46
General and administrative costs	-573
Operating profit/loss	**374**

Consolidated balance sheet

Assets

CONSOLIDATED BALANCE SHEET – ASSETS	30 June 2005 (unaudited)	30 June 2004 (unaudited)	31 December 2004 (audited)
Thousands of €/period ended 30 June, and year ended 31 December			
NON-CURRENT ASSETS	**3,091**	**3,613**	**3,072**
Intangible assets	422	639	447
Property, plant and equipment	2,669	2,974	2,625
CURRENT ASSETS	**29,799**	**12,461**	**12,541**
Inventories	152	186	98
Trade and other receivables	2,120	1,610	2,169
Cash and cash equivalents	27,527	10,665	10,274
TOTAL ASSETS	**32,890**	**16,074**	**15,613**

Equity and Liabilities

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES	30 June 2005 (unaudited)	30 June 2004 (unaudited)	31 December 2004 (audited)
Thousands of €/period ended 30 June, and year ended 31 December			
Current liabilities	**3,688**	**3,648**	**3,833**
Trade and other payables	3,042	2,924	2,766
Obligations under finance lease	110	102	106
Tax and social payables	536	622	961
Non-current liabilities	**1,356**	**1,467**	**1,413**
Obligations under finance lease	1,356	1,467	1,413
LIABILITIES	**5,044**	**5,115**	**5,246**
Equity	**27,846**	**10,959**	**10,367**
Capital and reserves	52,433	31,555	31,557
Accumulated losses	-24,587	-20,596	-21,190
TOTAL LIABILITIES AND EQUITY	**32,890**	**16,074**	**15,613**

Consolidated cash flow statement

CONSOLIDATED CASH FLOW STATEMENT	2005 (unaudited)	2004 (unaudited)
Thousands of €/half-year ended 30 June		
Result from operations	-3,435	-3,012
Adjustments for:		
Depreciation of property, plan and equipment	357	394
Amortisation of intangible fixed assets	58	138
Impairment loss on intangible assets		
Write-off of inventory		
Operating cash flows before movements in working capital	**-3,020**	**-2,480**
(Increase)/decrease in inventories	-54	-37
(Increase)/decrease in receivables	49	1,403
Increase/(decrease) in payables	-137	-1,109
Cash used in operations	**-3,162**	**-2,223**
Interest paid	-25	-79
NET CASH FLOWS USED IN OPERATING ACTIVITIES	**-3,187**	**-2,302**
Purchase of property, plant and equipment	-402	-83
Purchase of and expenditure in intangible fixed assets	-32	-42
Net cash from/(used in) investing activities	**-434**	**-125**
Repayment of obligations under finance lease	-53	-48
Proceeds of capital increases, net of issue cost	20,826	
Interest received and other financial income	103	105
Net cash from/ (used in) financing activities	**20,876**	**57**
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**17,255**	**-2,370**
Cash and cash equivalents at the beginning of the period	10,274	13,036
(Decrease)/increase	17,255	-2,370
At the end of the period	**27,529**	**10,666**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Thousands of € except per share data	Number of shares	Share capital	Retained earnings	Total
Balance on 1 January, 2004	**23,754,226**	**31,552**	**-17,601**	**13,951**
As previously reported				
Share base compensation		3		3
Net loss of the period			-2,994	-2,994
Balance on 30 June 2004	**23,754,226**	**31,555**	**-20,595**	**10,959**
Share base compensation		5		5
Net loss of the period			-3,589	-3,589
Balance on 31 December, 2004	**23,754,226**	**31,557**	**-21,190**	**10,367**
4:1 reverse stock split	5,938,554			
Capital increase 1st round	2,941,816	20,389		20,389
Capital increase 2nd round	289,795	2,029		2,029
Cost of capital increase		-1,592		-1,592
Share base compensation		50		50
Net loss of the period			-3,397	-3,397
Balance on 30 June 2005	**9,170,165**	**52,433**	**-24,587**	**27,846**

STATUTORY STANDALONE FINANCIAL INFORMATION ON GALAPAGOS NV

The statutory annual accounts of the Issuer as at and for the years ending on 31 December 2002, 2003 and 2004, drawn up in accordance with the Belgian Generally Accepted Accounting Principles (Belgian GAAP), have been audited by the statutory auditor Deloitte & Partners Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr Geert Verstraeten and Mr Gert Vanhees. The auditor approved these annual accounts without reservation but with an explanatory paragraph to explain that the accounts were drawn up assuming that the Issuer would continue as a going concern, despite the fact that the Issuer had incurred substantial losses which affected its financial situation. The auditor states that this assumption is justified only to the extent the Issuer will continue to receive the financial support of its shareholders or is able to raise additional funding from other sources. The full statutory statements can be obtained at the registered office of Galapagos and at the National Bank of Belgium.

Statutory standalone income statement

STATUTORY INCOME STATEMENT			2004	2003	2002
Thousands of €/year ended 31 December					
I.	**Operating income**		**6,683**	**6,091**	**4,752**
	A.	Turnover	5,380	4,520	3,019
	B.	Variation stocks & work in progress			
	C.	Fixed assets – own construction			
	D.	Other operating income	1,303	1,571	1,733
II.	**Operating charges**		**-9,886**	**-11,170**	**9,267**
	A.	Raw materials, consumables	-1,196	-1,287	-1,093
	A1.	Purchases	-1,145	-1,358	-1,198
	A2.	Increase, decrease in stocks	-51	71	105
	B.	Services and other goods	-3,842	-5,473	-4,160
	C.	Remun., soc. Security costs, pensions	-3,594	-3,500	-3,254
	D.	Deprec. & amounts wr. Off fixed assets	-1,217	-789	-754
	E.	Amounts wr. Off stocks & trade debtors	-108		
	F.	Provisions for liabilities and charges			
	G.	Other operating charges	-37	-13	-6
	H.	Operating charges as reorganise costs			
III.	**Operating profit/(loss)**		**-3,203**	**-5,079**	**-4,515**
IV.	**Financial income**		**183**	**232**	**164**
	A.	Income from financial fixed assets			
	B.	Income from current assets	223	155	
	C.	Other	183	9	9
V.	**Financial charges**		**-627**	**-33**	**-686**
	A.	Debt charges	-595	-86	
	B.	Amounts written off current assets			
	C.	Other	-32	-33	-600
VI.	**Current profit/(loss) before taxes**		**-3,647**	**-4,880**	**-5,037**
VII.	**Extraordinary income**		**4**		
	A.	Adjust. To depr. & amounts wr. Off fixed assets			
	B.	Adjustments to amounts wr. Off fin. Fixed assets			
	C.	Adjust. To prov. For extraordinary liab. & charges			
	D.	Gain on disposal of fixed assets	4		
	E.	Other			

STATUTORY INCOME STATEMENT	2004	2003	2002
Thousands of €/year ended 31 December			
VIII.Extraordinary charges			
A. Extraord. Deprec. & amounts wr. Off fixed assets			
B. Amounts written off financial fixed assets			
C. Provisions for extraordinary liab. & charges			
D. Loss on disposal of fixed assets			
E. Other			
F. Operating charges as reorganisation costs			
IX. Profit/(loss) before taxes	**-3,643**	**-4,880**	**-5,037**
IxbA. Transfer from postponed taxes			
IxbB. Transfer to postponed taxes			
X. Income taxes		**4**	
A. Income taxes			
B. Adjust. Of inc. taxes & write-back of tax prov.		4	
XI. Profit/(loss) for the year after taxes	**-3,643**	**-4,876**	**-5,037**

APPROPRIATION ACCOUNT	2004	2003	2002
Thousands of €/year ended 31 December			
A. Profit to be appropriated	**-22,462**	**-18,819**	**-13,943**
A1. for the year	-3,643	-4,876	-5,037
A2. Profit brought forward	-18,819	-13,943	-8,906
B. Transfers from capital & reserves			
B1. fr. Capital & share premium account			
B2. from reserves			
C. Appropriations to capital & reserves			
C1. to the capital & share premium			
C2. to the legal reserve			
C3. to other reserves			
D1. Profit to be carried forward			
D2. Loss to be carried forward	22,462	18,819	13,943
E. Owner's contribution in losses			
F. Distribution of profit			
F1. Dividends			
F2. Director's entitlements	—	—	—
F3. Other allocations	—	—	—

The statutory turnover is mainly related to sales by the service unit Galadeno, and include license revenue, product revenue as well as service revenue. The grants are recognised as other operating income. Personnel costs reflects the costs of the personnel that is on the Belgian payroll. The services and other goods comprise housing costs, professional fees, directors fees and expenses and the cost plus zero cross-charge from Galapagos Genomics BV. These are eliminated in the consolidated financial statements of Galapagos.

Statutory standalone balance sheet

The statutory balance sheet is presented on the next two pages. The non-currents assets comprise the laboratory equipment and the leasehold improvements. The other amounts receivable comprise the current account between Galapagos NV and Galapagos Genomics BV. This current account is eliminated in the consolidated financial statements of Galapagos.

STATUTORY BALANCE SHEET AFTER APPROPRIATION	2004	2003	2002
Thousands of €/year ended 31 December			
ASSETS	**2,153**	**1,398**	**1,947**
I. Formation expenses			
II. Intangible fixed assets	**41**	**191**	**429**
III. Tangible fixed assets	**2,092**	**1,187**	**1,498**
A. Land and buildings	126	139	145
B. Plant, machinery and equipment	640	1,028	1,327
C. Furniture and vehicles	14	20	26
D. Leasing and other similar rights			
E. Other tangible assets	1,312		
F. Assets under construction, advance payments			
IV. Financial fixed assets	**20**	**20**	**20**
A. Affiliated enterprises	20	20	20
A1. Investments	20	20	20
A2. Amounts receivable			
B. Enterprises linked by participat. Interests			
B1. Investments			
B2. Amounts receivable			
C. Other financial assets			
C1. Shares			
C2. Amounts received and cash guarantee			
CURRENT ASSETS	**12,125**	**16,610**	**8,280**
V. Amounts receivable after one year			
A. Trade debtors			
B. Other amounts receivable			
VI. Stocks and contracts in progress	**98**	**149**	**186**
A. Stocks	98	149	186
A1. Raw materials and consumables	98	149	186
A2. Work in progress			
A3. Finished goods			
A4. Goods purchased for resale			
A5. Immovable property for resale			
A6. Advance payments			
B. Contracts in progress			
VII. Amounts receivable within one year	**2,425**	**3,721**	**3,334**
A. Trade debtors	882	1,789	1,466
B. Other amounts receivable	1,543	1,932	1,868
VIII. Investments	**9,000**	**11,700**	
A. Own shares			
B. Other investments and deposits	9,000	11,700	
IX. Cash at bank and in hand	**139**	**553**	**4,385**
X. Deferred charges and accrued income	**463**	**487**	**375**
TOTAL ASSETS	**14,278**	**18,008**	**10,227**

STATUTORY BALANCE SHEET AFTER APPROPRIATION	2004	2003	2002
Thousands of €/year ended 31 December			
CAPITAL AND RESERVES	**9,907**	**13,550**	**7,072**
I. Capital	32,369	32,369	21,015
A. Issued capital	32,369	32,369	32,369
B. Uncalled capital			-11,354
II. Share premium account			
III. Revaluation surpluses			
IV. Reserves			
A. Legal reserve			
B. Reserves not available			
B1. In respect of own shares held			
B2. Other			
C. Untaxed reserves			
D. Reserves available			
V. Accumulated profit/(loss)	**-22,462**	**-18,819**	**-13,943**
VI. Investment grants			
VII. PROVISIONS & POSTPONED TAXES			
A. Provisions for liabilities and charges			
A1. Pensions and similar obligations			
A2. Taxation			
A3. Major repairs and maintenance			
A4. Other liabilities & charges			
B. Postponed taxes			
AMOUNTS PAYABLE	**4,371**	**4,458**	**3,155**
VIII. Debts payable after 1 year	**1,413**		
A. Financial debts	1,413		
A1. Subordinated loans			
A2. Unsubordinated debentures			
A3. Leasing and other similar rights	1,413		
A4. Credit institutions			
A5. Other loans			
B. Trade debts			
B1. Suppliers			
B2. Bills of exchange payable			
C. Advances rec. on contracts in progress			
D. Other amounts payable			
IX. Debts payable within 1 year	**1,573**	**1,398**	**1,030**
A. Current portion of debts after one year	106		
B. Financial debts			
B1. Credit institutions			
B2. Other loans			
C. Trade debts	688	587	567
C1. Suppliers	688	587	567
C2. Bills of exchange payable			
D. Advances rec. on contracts in progress	166		
E. Taxes, remuneration & social security	613	811	463
E1. Taxes	39		
E2. Remuneration & social security	613	772	463
F. Other amounts payable			
X. Accrued charges and deferred income	**1,385**	**3,060**	**2,125**
TOTAL LIABILITIES	**14,278**	**18,008**	**10,227**

The financial debts in 2004 comprise the obligations under finance lease. The deferred contract income is included in the line "deferred income".

FINANCIAL INFORMATION ON BIOFOCUS

The financial information set in the sections "*Consolidated income statement of BioFocus*", "*Consolidated balance sheet of BioFocus*", "*Consolidated statement of cash flows of BioFocus*", and "*Consolidated notes to report and accounts of BioFocus*" has been extracted without material adjustment from the audited consolidated financial statements of BioFocus for the financial years ended 31 December 2002 and 31 December 2003, and the 15 month period ended on 31 March 2005.

The financial information concerning BioFocus does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Audited statutory accounts for BioFocus for the financial years ended 31 December 2002, and 31 December 2003 and the 15 month period ended on 31 March 2005 have been delivered to the Registrar of Companies in England and Wales.

The accounts for the financial years ended 31 December 2002 and 31 December 2003, and the 15 month period ended on 31 March 2005 contained auditors' reports by Baker Tilly, BioFocus' auditors under Section 235 of the Companies Act 1985. Those reports were not qualified within the meaning of Section 262 of the Companies Act 1985 and did not contain a statement in the form referred to in Section 237 (2) or (3) of the Companies Act 1985.

Consolidated income statement of BioFocus

Consolidated income statement	15 months ended 31 March 2005 (audited)			Year ended 31 December 2003 (audited)			Year ended 31 December 2002 (audited)
Thousands of £	Excluding exceptional costs	Exceptional costs	Total	Excluding exceptional costs	Exceptional costs	Total	Total
Turnover	15,449	—	15,449	15,837	—	15,837	14,445
Change in stocks of finished goods and work in progress	150	—	150	682	—	682	1,172
Raw materials and consumables	-1,753	—	-1,753	-2,277	—	-2,277	-2,414
Staff costs	-5,681	-303	-5,984	-5,337	-264	-5,601	-5,291
Amortisation of intellectual property and depreciation	-1,369	-621	-1,990	-1,287	—	-1,287	-1,081
Other operating charges	-4,022	-978	-5,000	-3,799	-583	-4,382	-3,669
Other operating income	130	—	130	59	—	59	140
Research and development costs	-2,783	—	-2,783	-2,055	—	-2,055	-1,575
Amortisation of goodwill	-1,360	—	-1,360	-1,088	—	-1,088	-1,088
Operating profit/loss	-1,239	-1,902	-3,141	735	-847	-112	639
Profit on sale of fixed asset investment			126			—	
Interest receivable			93			36	68
Interest payable			-217			-240	-239
Exceptional discount on early redemption of loan note	—	—	—	—	—	—	525
Loss on ordinary activities before taxation			-3,139			-316	993
Taxation			-2,052			156	-560
Loss for the period			-5,191			-160	433
Loss/earnings per share (pence)							
Basic			-31.85p			-0.99p	2.66p
Fully diluted			-31.85p			-0.99p	2.66p
Basic before amortisation of goodwill			-23.51p			5.71p	9.36p
Fully diluted before amortisation of goodwill			-23.51p			5.67p	9.34p

Consolidated balance sheet of BioFocus

Consolidated balance sheet	15 months ended 31 March 2005 (audited)		Year ended 31 December 2003 (audited)		Year ended 31 December 2002 (audited)	
Thousands of £						
Fixed assets						
Intangible assets		18,288		19,284		20,083
Tangible assets		4,137		5,146		5,059
Investments		1,924		263		300
		24,349		24,693		25,442
Current assets						
Stocks	3,880		2,863		2,181	
Deferred tax assets	—		2,248		2,618	
Debtors	3,777		7,220		6,046	
Cash at bank and in hand	4,038		4,181		3,486	
	11,695		16,512		14,331	
Creditors						
Amounts falling due within one year	-4,611		-5,178		-3,290	
Net current assets		**7,084**		**11,334**		**11,041**
Total assets less current liabilities		**31,433**		**36,027**		**36,483**
Creditors						
Amounts falling due after more than one year	-1,534		-858		-1,371	
Provisions for liabilities and charges	-317		-425		-210	
		-1,851		-1,283		-1,581
Net assets		29,582		34,744		34,902
Equity capital and reserves						
Called up share capital		4,078		4,067		4,065
Share premium account		29,251		29,232		29,232
Profit and loss account		-3,747		1,445		1,605
Equity shareholders' funds		**29,582**		**34,744**		**34,902**

Consolidated statement of cash flows of BioFocus

Consolidated statement of cash flows	15 months ended 31 March 2005 (audited)		Year ended 31 December 2003 (audited)		Year ended 31 December 2002 (audited)	
Thousands of £						
Net cash inflow from operating activities		**1,562**		**2,386**		**2,094**
Returns on investments and servicing of finance						
Interest received	93		36		68	
Interest paid	-89		-60		-19	
Interest element of finance lease rental payments	-128		-180		-220	
		-124		-204		-171
Taxation						
Corporation tax received	100		14		113	
Corporation tax paid	—		—		-43	
Overseas taxation paid	-89		-2		—	
		11		12		70
Capital expenditure and financial investments						
Payments to acquire intangible fixed assets	-1,355		-37		-92	
Payments to acquire tangible fixed assets	-1,040		-1,327		-2,184	
Receipts from sales of tangible fixed assets	15		—		61	
Payments to acquire fixed asset investments	—		-45		-300	
Receipts from sales of fixed asset investments	287		182		—	
		-2,093		-1,227		-2,515
Financing						
Issue of share capital	30		2		3	
Repayment of loan notes	—		—		-475	
Proceeds of sale and lease back of tangible fixed assets	1,675		—		1,950	
Loan received	112		—		350	
New hire purchase agreements	355		594		327	
Capital element of finance lease rental payments	-1,100		-617		-746	
Loan repayments	-173		-101		-25	
Hire purchase repayments	-398		-150		-55	
		501		-272		1,329
Decrease/increase in cash		**-143**		**695**		**807**

1. Accounting policies

(a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards.

(b) Basis of consolidation

The consolidated profit and loss account and balance sheet include the financial statements of BioFocus and all of its subsidiary undertakings and are prepared using acquisition accounting principles. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra group sales and profits are eliminated fully on consolidation.

BioFocus has not presented its own profit and loss account as permitted by Section 230 (3) of the Companies Act 1985.

(c) Turnover

Turnover represents amounts receivable for goods and services provided and is shown net of value added tax.

(d) Intangible fixed assets

Goodwill

Purchased goodwill, being the difference between the fair value of the consideration and the fair value of the net assets acquired, is capitalised and amortised on a straight line basis over a prudent estimate of the period that BioFocus Group is expected to benefit from it. Goodwill amortisation periods are determined on a case by case basis up to a maximum of 20 years.

Intellectual property

Intellectual property, which comprises patents, licences and rights, is capitalised at cost and amortised systematically over the estimated economic life of the assets which, for existing assets, is four years.

(e) Tangible fixed assets and depreciation

Depreciation is calculated to write off the cost of tangible fixed assets, net of anticipated disposal proceeds, in equal annual instalments over their useful economic lives, which are estimated as follows:

Short leasehold improvements	—	8 to 10 years (or the period of the lease if shorter);
Laboratory equipment	—	4 to 10 years;
Office equipment, fixtures and fittings	—	4 years; and
Motor vehicles	—	4 years.

Depreciation is charged from the beginning of the month following the month of acquisition.

(f) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost includes an appropriate percentage of overheads.

Screening libraries

Screening libraries are included at cost of acquisition and written off over their useful economic lives, which is calculated by reference to utilisation, but which in any event cannot exceed 10 years.

(g) Leasing and hire purchase transactions

Where an asset is acquired under a finance lease or hire purchase agreement, the asset is capitalised and the corresponding liability to the finance company is included in creditors. Depreciation on leased assets and assets being acquired under hire purchase agreements is provided in accordance with the policy in note (e) above. Leasing payments and hire purchase repayments are treated as consisting of capital and interest elements and the interest is charged to the profit

and loss account on a sum of the digits basis over the period of the lease or hire purchase agreement.

All other leases are operating leases and rentals receivable or payable are credited or charged to the profit and loss account on a straight-line basis over the periods of the leases.

(h) Deferred taxation

Provision is made at current rates for taxation liabilities deferred in respect of all material timing differences. Deferred tax assets are only recognised where recovery is more likely than not. Deferred tax is measured on a non-discounted basis.

(i) Pensions

BioFocus Group makes defined contributions to group pension schemes and to a number of personal pension schemes. Pension contributions are charged to the profit and loss account as incurred.

(j) Research and development expenditure

Research and development expenditure is charged to the profit and loss account as incurred.

(k) Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the profit and loss account.

The assets, liabilities and results of overseas subsidiary companies are translated at the rate ruling at the balance sheet date. Exchange differences on retranslation of the opening share capital and reserves are taken directly to the reserves.

(l) Government grants

Grants are credited to the profit and loss account when the relevant expenditure has been incurred and there is reasonable assurance that the grant is receivable.

2. Turnover

(a) The geographical analysis of turnover was:

Geographical analysis of turnover	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
By geographical destination			
United Kingdom	3,610	2,187	2,454
Rest of Europe	5,228	6,579	4,238
North America	6,357	4,097	5,490
Asia Pacific	254	2,974	2,263
	15,449	15,837	14,445
By type of product or service			
Medicinal Chemistry	3,406	4,403	—
Biology	3,701	4,028	—
Discovery Products	5,596	6,576	3,917
New Products	2,746	830	—
Technology access fees and milestones	—	—	2,150
Contract services	—	—	8,378
	15,449	15,837	14,445

(b) The analysis of BioFocus Group's results by area of supply was:

Results by area of supply	**15 months ended 31 March 2005**			**Year ended 31 December 2003**		
Thousands of £	**Turnover**	**Loss before taxation**	**Net assets at period end**	**Turnover**	**Loss before taxation**	**Net assets at period end**
United Kingdom	15,374	-3,174	29,550	15,837	-323	34,737
United States	75	35	32	—	7	7
	15,449	-3,139	29,582	15,837	-316	34,744

The equivalent figures in 2002 were not disclosed.

3. Operating (loss) profit

Operating (loss) profit	**15 months ended 31 March 2005**	**Year ended 31 December 2003**	**Year ended 31 December 2002**
Thousands of £			
Operating (loss) profit is stated after charging (crediting):			
Exceptional relocation costs	644	847	—
Exceptional depreciation of leasehold improvements	621	—	—
Exceptional loss on disposal of tangible fixed assets	187	—	—
Exceptional abortive acquisition costs	450	—	
Directors' emoluments (see note 4)	532	535	438
Auditors' remuneration			
- audit services	35	47	25
- non audit services	119	26	32
Amortisation of intangible fixed assets	1,501	1,136	1,118
Depreciation of owned tangible fixed assets	521	649	558
Depreciation of tangible fixed assets held under finance leases	493	479	481
Depreciation of tangible fixed assets held under hire purchase agreements	214	111	12
(Profit) loss on disposal of tangible fixed assets	-2	1	-1
Operating lease rentals			
- rent paid on land and buildings	1,123	920	782
- equipment and computer software	356	216	184
Loss (profit) on exchange	50	-63	40
Government grants receivable	—	—	-140
Rent receivable	-130	-59	—
(Profit) loss on disposal of fixed asset investments	—	2	—

Auditors' remuneration for audit services in 2003 includes an additional charge of £8,000 relating to the previous year. Fees paid to the auditors for non-audit services are in respect of the following services:

Auditors' remuneration	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Tax compliance	16	12	11
Tax advisory	10	10	9
Review of interim report	10	4	4
Corporate finance advice	83	—	2
Accountancy	—	—	6
	119	26	32

4. Directors' emoluments

Directors' emoluments	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Emoluments excluding pension contributions			
– all directors	490	509	424
– highest paid director	250	221	121
Pension contributions			
– all directors	32	26	14
– highest paid director	25	16	6
Compensation for loss of office	10	31	50

Money purchase pension contributions were paid during the period for 2 (year ended 31 December 2003: 3, 31 December 2002: 4) directors.

5. Employees

(a) The average number of persons including executive directors employed by BioFocus Group during the period was:

Average number of persons including executive directors	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Number			
Sales and administration	28	30	34
Technical, research and development	104	127	138
	132	157	172

(b) Staff costs:

Staff costs	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Wages and salaries (including consultancy fees paid to directors)	5,579	5,297	5,689
Social security costs	663	541	550
Pension contributions	391	270	266
Compensation for loss of office	321	146	80
Relocation costs	87	172	—
	7,041	6,426	6,585
Disclosed as:			
Staff costs	5,984	5,601	5,291
Research and development costs	1,057	825	1,294
	7,041	6,426	6,585

6. Interest receivable

Interest receivable	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Bank	93	36	68

7. Interest payable

Interest payable	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Bank interest	2	5	8
Bank loan interest	18	25	—
Hire purchase interest	69	30	11
Finance lease interest	128	180	220
	217	240	239

8. Taxation

(a) Analysis of tax charge (credit) for the period:

Analysis of tax charge (credit)	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
United Kingdom corporation tax at 30% (2003: 30%) based on the profit for the period	-185	—	318
Overprovision in previous year	-100	-318	-121
Overseas taxation	89	2	—
Total current taxation	-196	-316	197
Deferred taxation	2,248	160	363
	2,052	-156	560

(b) Factors affecting tax charge (credit) for the period:

Factors affecting tax charge (credit)	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
The tax assessed for the period is different from the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:			
Loss on ordinary activities before taxation	-3,139	-316	993
Loss on ordinary activities multiplied by the standard rate of corporation tax (30%)	-942	-95	298
Effects of:			
Expenses not deductible for corporation tax purposes (principally goodwill)	546	347	384
Difference between deprecation and capital allowances	421	-41	67
Use of tax losses brought forward	8	—	-431
Tax losses for the period not utilised	—	130	—
Research and development credits	-209	-339	—
Adjustments in respect of previous periods	-100	-318	-121
Irrecoverable foreign tax	80	—	—
Total current tax (credit) charge for the period	-196	-316	197

(c) Factors affecting tax charge for future years:

Subsidiary companies have losses for tax purposes, estimated at £9,600,000 (31 December 2003: £10,030,000), available to carry forward at 31 March 2005 against future profits.

9. (Loss)/earnings per share

(Loss)/earnings per share	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Attributable loss (thousands of £)	-5,191	-160	433
Average number of ordinary shares in issue for basic loss per share	16,296,051	16,262,648	16,256,878
Basic loss per share (pence)	-31.85p	-0.99p	2.66p
Fully diluted loss per share (pence)	-31.85p	-0.99p	2.66p

(Loss)/earnings per share before amortisation of goodwill is calculated by reference to a loss of £3,831,000 (year ended 31 December 2003: earnings of £928,000) as follows:

Reference to (loss)/earnings per share before amortisation of goodwill	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Attributable loss for loss per share after amortisation of goodwill	-5,191	-160	433
Amortisation of goodwill	1,360	1,088	1,088
	-3,831	928	1,521

The reconciliation between the weighted average number of shares for basic earnings per share and fully diluted earnings per share before amortisation of goodwill in the years ended 31 December 2003 and 31 December 2002 is as follows:

Weighted average number of shares for fully diluted loss per share	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £		
Weighted average number of shares for basic loss per share	16,262,648	16,256,878
Dilutive effect of share options	91,094	28,821
Weighted average number of shares for fully diluted loss per share	16,353,742	16,285,699

The amount of (loss) earnings per share before amortisation of goodwill is disclosed in order to give a better understanding of the trading position of BioFocus Group.

10. Intangible fixed assets

Intangible fixed assets BioFocus Group	Intellectual property	Goodwill	Total
Thousands of £			
COST			
1 January 2003	487	21,765	22,252
Additions	337	—	337
31 December 2003	824	21,765	22,589
AMORTISATION			
1 January 2003	365	1,804	2,169
Charge for the year	48	1,088	1,136
31 December 2003	413	2,892	3,305
NET BOOK AMOUNT			
31 December 2003	411	18,873	19,284
31 December 2002	122	19,961	20,083
COST			
1 January 2004	824	21,765	22,589
Additions	1,355	—	1,355
Transfer to stocks	-850	—	-850
31 March 2005	1,329	21,765	23,094
AMORTISATION			
1 January 2004	413	2,892	3,305
Charge for the period	141	1,360	1,501
31 March 2005	554	4,252	4,806
NET BOOK AMOUNT			
31 March 2005	775	17,513	18,288
31 December 2003	411	18,873	19,284

The goodwill on the acquisition of Cambridge Drug Discovery Holdings Limited is being amortised over 20 years from the date of acquisition. The goodwill in the subsidiary companies is also being amortised over 20 years. In each case the period represents the estimated useful life of the goodwill, which has now been transferred to BioFocus' trading subsidiary, BioFocus Discovery Limited.

11. Tangible fixed assets

Tangible fixed assets BioFocus Group	Short Leasehold improve-ments	Laboratory equipment	Office equipment, fixtures & fittings	Motor vehicles	Total
Thousands of £					
COST					
1 January 2003	1,104	6,005	2,697	3	9,809
Additions	673	434	220	—	1,327
Disposals	—	—	—	-3	-3
31 December 2003	1,777	6,439	2,917	—	11,133
DEPRECIATION					
1 January 2003	214	2,491	2,043	2	4,750
Charge for the year	164	776	299	—	1,239
Disposals	—	—	—	-2	-2
31 December 2003	378	3,267	2,342	—	5,987
NET BOOK AMOUNT					
31 December 2003	1,399	3,172	575	—	5,146
31 December 2002	890	3,514	654	1	5,059
COST					
1 January 2004	1,777	6,439	2,917	—	11,133
Additions	219	654	167	—	1,040
Disposals	-94	-907	-1	—	-1,002
31 March 2005	1,902	6,186	3,083	—	11,171
DEPRECIATION					
1 January 2004	378	3,267	2,342	—	5,987
Charge for the period	844	638	367	—	1,849
Disposals	-20	-781	-1	—	-802
31 March 2005	1,202	3,124	2,708	—	7,034
NET BOOK AMOUNT					
31 March 2005	700	3,062	375	—	4,137
31 December 2003	1,399	3,172	575	—	5,146
31 December 2002	890	3,514	654	1	5,059

The net book amount of assets held under finance lease and hire purchase agreements at 31 March 2005 were £1,018,000 (31 December 2003: £1,685,000, 31 December 2002: £1,679,000) and £2,150,000 (31 December 2003: £793,000, 31 December 2002: £220,000) respectively.

The useful economic lives of laboratory equipment were reassessed during the period giving rise to a reduction in depreciation of £222,000 in the period (year ended 31 December 2003: £Nil).

At 31 March 2005 BioFocus Group was contractually committed to purchasing £123,000 (31 December 2003: £Nil, 31 December 2002: £119,000) of tangible fixed assets.

12. Fixed asset investments BioFocus Group

Fixed asset investments BioFocus Group	Listed investments	Unlisted investments	Total
Thousands of £			
1 January 2003	300	—	300
Additions	45	102	147
Disposals	-184	—	-184
31 December 2003	161	102	263
1 January 2004	161	102	263
Additions	—	1,871	1,871
Disposals	-161	—	-161
Loss on currency revaluation	—	-49	-49
31 March 2005	—	1,924	1,924

At 31 December 2003 the listed investments represented under 3% of the issued share capital of Australian Cancer Technology Limited, a company incorporated in Australia and listed on the Australian Stock Exchange.

Included in unlisted investments is £102,000 which represents 3.64% (31 December 2003: 5.66%) of the issued 'A' ordinary share capital of Purely Proteins Limited, a company incorporated in Great Britain.

During the period ended 31 March 2005, BioFocus acquired unlisted shares in Epeius Biotechnologies Corporation, a company incorporated in the United States, for £1,622,000, representing 3.4% of the issued share capital.

BioFocus also acquired unlisted shares in NeuroTargets Limited, a company incorporated in Great Britain, for £200k, representing 7.69% of the issued share capital.

In the opinion of the directors, the market value of BioFocus Group's unlisted investment is approximately equal to its cost.

Fixed asset investments BioFocus plc	Investments in subsidiary companies	Unlisted investments	Total
Thousands of £			
Cost			
1 January 2003	28,034	—	28,034
Additions	35,223	102	35,325
Transferred to subsidiary company	-28,034	—	-28,034
31 December 2003	35,223	102	35,325
Cost			
1 January 2004	35,223	102	35,325
Additions	—	1,871	1,871
Loss on currency revaluation	—	-49	-49
31 March 2005	35,223	1,924	37,147

The principal subsidiary companies affecting the net assets of BioFocus Group at 31 March 2005 or its results for the 15 month period then ended:

Name of company	Description of shares held	Country of incorporation and principal operations	Principal activities during the period
BioFocus Discovery Limited	£1 ordinary shares	Great Britain	Collaborative drug discovery
BioFocus Inc.	US$10 common stock shares	United States of America	Collaborative drug discovery
Cambridge Drug Discovery Holdings Limited	£1 ordinary shares £1 'A' ordinary shares £1 'B' ordinary shares	Great Britain	Intermediate holding company

The shares in Cambridge Drug Discovery Holdings Limited are held through a subsidiary company.

13. Stocks

Stocks BioFocus Group	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Work in progress	735	279	306
Finished goods	2,379	2,584	1,875
Screening library	766	—	—
	3,880	2,863	2,181

14. Deferred tax assets

Deferred tax assets The Group	Total	Fixed asset timing differences	Tax losses carried forward
Thousands of £			
1 January 2004	2,248	-761	3,009
Profit and loss account	-2,248	501	-2,749
31 March 2005	—	-260	260

At 31 March 2005 BioFocus Group has deferred tax assets not included in the financial statements as follows:

Deferred tax assets not included in the financial statements	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Tax losses carried forward	2,620	—	—
Other differences	9	—	—
	2,629	—	—

The tax losses are recoverable against future trading profits from the same trades.

Deferred tax is calculated at a corporation tax rate of 30%.

The deferred tax asset has been written off in the period as recovery of the tax losses is now considered unlikely in the foreseeable future, for reasons including the extension of research and development tax credits available to the BioFocus group.

15. Debtors

	BioFocus Group		
Debtors	31 March 2005	31 December 2003	31 December 2002
Thousands of £			
Trade debtors	1,213	6,281	4,684
Corporation tax recoverable	277	95	92
Amounts due from subsidiary companies	—	—	—
Other debtors	4	122	125
Prepayments and accrued income	2,283	722	1,145
	3,777	7,220	6,046

16. Creditors: amounts falling due within one year

	BioFocus Group		
Creditors: amounts falling due within one year	**31 March 2005**	**31 December 2003**	**31 December 2002**
Thousands of £			
Bank loan (i)	104	123	109
Trade creditors	1,688	1,093	836
Amounts due to subsidiary companies	—	—	—
Corporation tax	—	3	304
Other taxation and social security	281	132	173
Obligations under finance leases (note (ii))	576	858	827
Obligations under hire purchase agreements (note (ii))	394	298	104
Other creditors (note (iii))	107	286	22
Accruals and deferred income	1,461	2,385	915
	4,611	5,178	3,290

(i) The bank loans are unsecured apart from £65,000 (31 December 2003: £Nil), payable within one year, which is secured on certain fixed assets.

(ii) The obligations under finance leases and hire purchase agreements are secured on the related tangible fixed assets as shown in note 11.

(iii) Other creditors of BioFocus Group include unpaid pension contributions of £3,000 (31 December 2003: £1,000).

17. Creditors: amounts falling due after more than one year

	BioFocus Group		
Creditors: amounts falling due after more than one year	**31 March 2005**	**31 December 2003**	**31 December 2002**
Thousands of £			
Bank loan (note (i))	59	101	216
Obligations under finance leases (note (ii))	1,196	339	987
Obligations under hire purchase agreements (note (ii))	279	418	168
	1,534	858	1,371
Payable between one and two years	850	696	1,005
Payable between two and five years	684	162	366
	1,534	858	1,371

(i) The bank loans are unsecured apart from £65,000 (31 December 2003: £Nil), payable within one year, which is secured on certain fixed assets.

(ii) The obligations under finance leases and hire purchase agreements are secured on the related tangible fixed assets as shown in note 11.

18. Provisions for liabilities and charges

Provisions for liabilities and charges	Total	Deferred taxation	Provision for future costs on vacant property
	The Group		
Thousands of £			
1 January 2003	210	210	—
Transferred to subsidiary company	—	—	—
Profit and loss account	215	-210	425
31 December 2003	425	—	425
1 January 2004	425	—	425
Utilised in the period	-425	—	-425
Profit and loss account	317	—	317
31 March 2005	317	—	317

19. Share capital

Share capital	31 March 2005		31 December 2003		31 December 2002	
	Number	Thousands of £	Number	Thousands of £	Number	Thousands of £
Ordinary shares of 25p each: Authorised	20,000,000	5,000	20,000,000	5,000	20,000,000	5,000
Allotted, called up and fully paid	16,313,370	4,078	16,267,481	4,067	16,267,481	4,065

(i) During the year BioFocus issued 9,000 ordinary shares of 25p each as a result of the exercise of share options at 25.5p per share and 36,889 ordinary shares of 25p each as a result of the exercise of share options at 78p per share.

(ii) At 31 March 2005 there were outstanding options over BioFocus' ordinary shares as follows:
3,000 exercisable at 25.5p per share between 26 October 2001 and 25 October 2008.
17,500 exercisable at 295p per share between 31 March 2003 and 30 March 2010.
17,000 exercisable at 250p per share between 28 April 2003 and 27 April 2010.
72,000 exercisable at 250p per share between 18 January 2004 and 17 January 2011.
94,543 exercisable at 535p per share between 23 April 2004 and 22 April 2011.
118,750 exercisable at 280p per share between 8 April 2005 and 7 April 2012.
280,019 exercisable at 266.5p per share between 24 April 2005 and 23 April 2012.
133,334 exercisable at 141.5p per share between 4 November 2005 and 3 November 2012.
282,973 exercisable at 78p per share between 4 March 2006 and 3 March 2013.
64,260 exercisable at 25p per share between 1 December 2003 and 30 November 2013.
315,000 exercisable at 214p per share between 31 March 2007 and 30 March 2014.
60,000 exercisable at 121.5p per share between 4 November 2003 and 3 November 2014.

20. Reserves

Reserves	Total	Share premium	Profit and loss account
Thousands of £			
BioFocus Group			
1 January 2003	30,837	29,232	1,605
Premium arising on issue of share capital	—	—	—
Loss for the year	-160	—	-160
31 December 2003	30,677	29,232	1,445
1 January 2004	30,677	29,232	1,445
Currency difference on retranslation of opening capital and reserves of wholly owned overseas subsidiary	-1	—	-1
Premium arising on issue of share capital	19	19	—
Loss for the period	-5,191	—	-5,191
31 March 2005	25,504	29,251	-3,747

21. Reconciliation of movement in equity shareholders' funds

	BioFocus Group		
Reconciliation of movement in equity shareholders' funds	**31 March 2005**	**31 December 2003**	**31 December 2002**
Thousands of £			
Issue of share capital	30	2	3
Currency difference on retranslation of opening capital and reserves of wholly owned overseas subsidiary	-1	—	—
Loss for the period	-5,191	-160	433
(Decrease) increase in equity shareholders' funds	-5,162	-158	436
Opening equity shareholders' funds	34,744	34,902	34,466
Closing equity shareholders' funds	29,582	34,744	34,902

22. Leasing and hire purchase commitments

Leasing and hire purchase commitments BioFocus Group	31 March 2005	31 December 2003	31 December 2002
Thousands of £			
(a) Future commitments under finance leases at 31 March 2005 are as follows:			
Due within one year	576	858	827
Due between one and five years	1,196	339	987
	1,772	1,197	1,814
(b) Future commitments under hire purchase agreements at 31 March 2005 are as follows:			
Due within one year	394	298	104
Due between one and five years	279	418	168
	673	716	272

Leasing and hire purchase commitments BioFocus Group	31 March 2005		31 December 2003		31 December 2002	
Thousands of £	Land and buildings	Other operating leases	Land and buildings	Other operating leases	Land and buildings	Other operating leases
(c) Commitments due under operating leases for the year ending 31 March 2006 are as follows:						
Leases expiring:						
Under one year	—	285	35	175	—	64
Between one and five years	1,036	—	425	96	641	96
After more than five years	—	—	108	—	243	—
	1,036	285	568	271	884	160

23. Cash flow statement

(a) Reconciliation of operating loss to net cash inflow from operating activities:

	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
Operating loss	-3,141	-112	639
Depreciation and amortisation	3,350	2,375	2,169
(Profit) loss on disposal of tangible fixed assets	-2	1	-1
Loss on disposal of tangible fixed assets included in exceptional costs of relocation	187	—	—
(Profit) loss on disposal of fixed asset investments	—	2	—
Increase in stocks	-1,017	-682	-1,172
Intangible fixed asset transfers to stock	850	—	—
Decrease (increase) in debtors	3,625	-1,171	742
(Decrease) increase in creditors	-360	1,650	-283
(Decrease) increase in provisions for liabilities and charges	-108	425	—
Fixed asset investments received as proceeds of sale of intellectual property	-1,822	-102	—
Net cash inflow from operating activities	1,562	2,386	2,094

(b) Reconciliation of net cash flow to movement in net funds:

	15 months ended 31 March 2005	Year ended 31 December 2003	Year ended 31 December 2002
Thousands of £			
(Decrease) increase in cash in the period	-143	695	807
Proceeds of sale and leaseback of tangible fixed assets	-1,675	—	-1,950
Capital element of finance lease rental payments	1,100	617	746
Decrease (increase) in hire purchase liabilities	43	-444	-272
Decrease in bank loans	61	101	-325
Loan not redeemed	—	—	1,000
Movement in net funds in the period	-614	969	6
Net funds at beginning of period	2,044	1,075	1,069
Net funds at end of period	1,430	2,044	1,075

(c) Analysis of changes in net funds:

	At 1 January 2004	Cash flows	Other movements	At 31 March 2005
Thousands of £				
Cash at bank and in hand	4,181	-143	—	4,038
Debt due within one year	-421	264	-341	-498
Debt due after more than one year	-519	-160	341	-338
Finance leases	-1,197	-575	—	-1,772
Total	2,044	-614	—	1,430

(d) Major non-cash transactions:

During the period representing the 15 months ended 31 March 2005, BioFocus Group received unlisted fixed asset investments valued at £1,822,000 (year ended 31 December 2003: £102,000) in exchange for the sale of certain intellectual property.

24. Derivatives and other financial instruments

BioFocus Group's financial instruments comprise cash, short-term deposits, finance leases, hire purchase agreements and other loans. BioFocus has financed its operations principally from equity share issues and from finance leases and loans to fund purchases of tangible fixed assets.

During the period, certain laboratory equipment was refinanced in order to provide working capital against fixed assets being utilised in the business.

The main risk arising from BioFocus Group's financial instruments is interest rate risk. BioFocus' Board reviews and agrees policies for managing these risks and they are summarised below:

Interest rate risk

As noted above BioFocus Group has to date financed its operations principally through equity share issues and finance leases and loans to fund purchases of tangible fixed assets. Surplus cash funds have been invested on short term deposit with the Royal Bank of Scotland PLC at the best available rates of interest for the amount invested and the length of the deposit. The average rate of interest on treasury deposits for the 15 months ended 31 March 2005 was 3.62% (year ended 31 December 2003:4.28%).

The average rate of interest in BioFocus Group's finance leases, hire purchase agreements and other loans to fund the purchase of tangible fixed assets during the period was 6.82% (31 December 2003: 11.31%, 31 December 2002: 9.52%). Average period for which rates were fixed at 31 March 2005 was 27 months (31 December 2003: 21 months).

Liquidity risk

Following substantial asset finance arranged in 2005, BioFocus Group does not currently have a liquidity risk.

Currency risk

BioFocus believes, in current economic circumstances, that hedging for exchange rate risk is not necessary.

The amount of the net monetary assets of BioFocus Group denominated in foreign currencies at 31 March 2005 was £2,893,000 (31 December 2003: £5,261,000) of which net assets of £3,005,000 (31 December 2003: £1,330,000) were denominated in US dollars and net liabilities £108,000 (31 December 2003: net assets of £3,931,000) were denominated in Euros.

Fair value in financial instruments

There is no material difference between the fair value and actual value of financial assets and liabilities.

25. Related party transactions

(a) During the period BioFocus Group sold goods and services to the value of £Nil (year ended 31 December 2003: £572,000, 31 December 2002: £72,000) to Ardana Bioscience Limited, a company of which Ian Kent was a director. At 31 March 2005 Ardana Bioscience Limited owed BioFocus Group £Nil (31 December 2003: £Nil, 31 December 2002: £64,000).

(b) During the period BioFocus Group sold goods and services to the value of £Nil (year ended 31 December 2003: £50,000, 31 December 2002: £61,000) to RiboTargets Limited, a company of which Ian Kent was a director. At 31 March 2005 RiboTargets Limited owed BioFocus Group £Nil (31 December 2003: £Nil, 31 December 2002: £2,000).

(c) During the period BioFocus Group sold goods and services to the value of £248,000 (year ended 31 December 2003: £826,000, 31 December 2002: £467,000) to Xention Discovery Limited, a company of which Mark Treherne is a director. At 31 March 2005 Xention Discovery Limited owed BioFocus Group £Nil (31 December 2003: £Nil, 31 December 2002: £117,000).

(d) During the period BioFocus Group sold goods and services to the value of £157,500 (year ended 31 December 2003 and 2002: £Nil) to Senexis Limited, a company of which Mark Treherne is a director. At 31 March 2005 Senexis Limited owed BioFocus Group £Nil (31 December 2003 and 2002: £Nil).

(e) David Stone is chairman of Purely Proteins Limited. During the period ended in December 2003, BioFocus Group received shares in Purely Proteins Limited to the value of £Nil (year ended 31 December 2003: £102,000) from the sale of certain intellectual property.

(f) Ian Kent was chairman of Adprotech Limited during the period ended 31 March 2005. During this period BioFocus Group charged £130,000 (year ended 31 December 2003: £59,000, 31 December 2002: £Nil) to Adprotech Limited in respect of rent and other expenses from subletting office space to that company and £2,000 (year ended 31 December 2003: £2,000, 31 December 2002: £Nil) for other services. At 31 March 2005 Adprotech Limited owed BioFocus Group £Nil (31 December 2003 and 2002: £Nil).

26. Contingent liabilities

(a) BioFocus has a contingent liability under a group VAT registration with certain of its subsidiary companies. The maximum potential liability under the terms of the registration at 31 March 2005 was £Nil (31 December 2003: £Nil).

(b) BioFocus has guaranteed obligations of its trading subsidiary, BioFocus Discovery Limited, at 31 March 2005 amounting to £2,608,000 (31 December 2003: £2,137,000).

Capitalisation and indebtedness of BioFocus

The following table sets out BioFocus' unaudited consolidated capitalisation and indebtedness as at 31 July 2005. The table should be read in conjunction with BioFocus' audited consolidated financial statements for the years ending 31 March 2005, 31 December 2003 and 31 December 2002, and the notes thereto (also see "*Financials information on BioFocus*").

Consolidated capitalisation and indebtedness of BioFocus	**As at 31 July 2005 (unaudited)**
Thousands of €	
Total current debt	
Guaranteed	—
Secured	-2,601
Unguaranteed/unsecured	-89
	-2,690
Total non-current debt (excluding current portion of long-term debt)	
Guaranteed	—
Secured	-3,697
Unguaranteed/unsecured	-69
	-3,766
Shareholders' equity	
Share capital	5,912
Share premium	42,406
Other reserves	-7,827
	40,491
Net capitalisation	**34,035**
Cash	2,975
Cash equivalents	—
Liquidity	**2,975**
Current financial debt	
Current bank debt	—
Current portion of non-financial debt	-2,690
	-2,690
Net current liquidity	**285**
Non-current bank loans	—
Other non-current loans	-3,766
Non-current financial indebtedness	**-3,766**
Net financial liquidity	**-3,481**

Pro forma restatement of net assets of BioFocus as at 31 March 2005

Pro forma restatement of net assets of BioFocus as at 31 March 2005	UK GAAP	IAS 1[1]	IAS 19 holiday pay[2]	IAS 38 software[3]	IAS 38 licenses[4]	IAS 38 licenses	IAS 38 patents[5]	IAS 39 derivatives[6]	Pro forma IFRS	Pro forma IFRS
	(audited)								(unaudited)	(unaudited)
Thousands	in £	in £	in £	in £	in £	in £	in £	in £	in £	in €
Non current assets	**24,349**	**350**	**0**	**0**	**38**	**0**	**-175**	**0**	**24,562**	**35,689**
Goodwill	17,513								17,513	25,446
Intangible assets	775			134	38		-175		772	1,122
Property, plant and equipment	4,137			-134					4,003	5,816
Available for sale financial assets	1,924								1,924	2,796
Pre-payments		350							350	509
Current assets	**11,695**	**-350**	**0**	**0**	**0**	**0**	**0**	**5**	**11,350**	**16,492**
Inventories	3,880								3,880	5,638
Trade and other receivables	3,777	-350							3,427	4,979
Financial assets								5	5	7
Cash and cash equivalents	4,038								4,038	5,867
Current liabilities	**4,611**	**135**	**80**	**0**	**0**	**0**	**0**	**0**	**4,826**	**7,012**
Bank loans	104								104	151
Trade and other payables	3,256		80						3,336	4,847
Obligations under finance leases	970								970	1,409
Tax and social payables	281								281	408
Provisions		135							135	196
Non current liabilities	**1,851**	**-135**	**0**	**0**	**0**	**0**	**0**	**0**	**1,716**	**2,493**
Bank loans	59								59	86
Obligations under finance leases	1,475								1,475	2,143
Trade and other payables									0	0
Provisions	317	-135							182	264
Net assets	**29,582**	**0**	**-80**	**0**	**38**	**0**	**-175**	**5**	**29,370**	**42,675**

1. Current and non-current liabilities

An adjustment of £135 thousand has been made to recognise the current element of provisions being that value of provisions that will fall payable within one year. An adjustment of £350 thousand has been made to prepayments to show the amount that will be released to the income statement in more than one year.

2. Holiday Pay Accruals

IAS 19 requires that any earned but unused holiday entitlement carried forward at each balance sheet date for its employees should be accrued. This results in an adjustment to recognise a liability of £80 thousand at 31 March 2005.

3. Reclassification of software

Under UK GAAP all software is included within property, plant and equipment. IAS 38 Intangible Assets requires all assets without physical substance to be separated and treated as intangible assets. Software embedded in computer equipment, *e.g.* operating systems, remain within property, plant and equipment, however, software that exists separately of the operating system should be reclassified to intangible assets. An adjustment of £134 thousand has been made to reclassify software, including technical laboratory software, to intangible assets.

4. Licenses

Prior to 31 March 2005, BioFocus acquired for cash two licenses for future downstream milestone and royalty payments. In the UK GAAP financial statements, BioFocus has measured these licenses at cost less amortisation; amortisation on one of the licenses commenced in 2004 with an estimated useful economic life of 5 years.

Under IAS 38, amortisation of an intangible asset shall begin when the asset is available for use. As no product is currently developed in a stage, which will allow BioFocus to receive the royalties, the intangible asset is not yet available for use and amortisation of £38 thousand shall be reversed for IFRS purposes.

5. Patents

Under UK GAAP BioFocus capitalised the costs incurred in the establishment of patents. As no intangible assets arising from development currently met the recognition criteria under IAS 38, the subsequent expenditures on an intangible item that was initially recognised as an expense shall not be recognised as part of the cost of an intangible asset at a later date. The carrying amount of capitalised patent costs for an amount of £175 thousand was derecognised.

6. IAS 39 fair valuation of forward currency contracts

The forward currency contracts are derivative financial instruments within the scope of IAS 39 and as such are measured at fair value. The contracts were not previously recognised on the BioFocus' balance sheet and no hedge accounting had been applied under UK GAAP. The contracts have been remeasured to fair value at 31 March 2005, resulting in the recognition of a current financial asset of £5 thousand. The valuation has been supplied by BioFocus' bankers, Royal Bank of Scotland.

Loss forecast for Galapagos and principal assumptions on which it is based

Loss forecast for Galapagos for the year ending 31 December 2005

In its IPO prospectus, dated 5 May 2005, Galapagos stated that for the financial year 2005 "the net loss is expected to be substantially higher than the €3.6 million recorded in 2004". This statement, and its repetition in "*Management's discussion and analysis of financial condition and results of operations, General outlook*" of this document is reported on below. The Board of Directors have made this loss forecast after due and careful enquiry.

Assumptions

The loss forecast for Galapagos referred to above is based on the following principal assumptions that are outside the control of the Board of Directors:

- There will be no fundamental change in the political and economic environment that materially affects Galapagos;
- There will be no industrial disputes or business interruptions that materially affect Galapagos or its principal suppliers or customers;
- There will be no change in exchange rates, interest rates, accounting regulations, bases of taxation or legislation that have a material impact on Galapagos;
- There will be no change in the ownership of Galapagos; and
- There will be no material change in the basis of trading with customers or suppliers as a consequence of regulatory changes.

In addition, the loss forecast for Galapagos referred to above is based on the following principal assumptions that the Board of Directors can influence:

- Save for the BioFocus Acquisition, there will be no further acquisitions or disposals made by Galapagos;
- There will be no changes in the existing senior management, or accounting policies;
- There will be no major licensing or asset disposal transactions that are not currently anticipated; and
- Operating costs are assumed to grow substantially over those incurred in the prior years, although the directors may exercise discretion over the level and/or timing of certain elements of such costs.

ING

WHOLESALE BANKING

CORPORATE FINANCE

Letter from ING Corporate Finance on the Loss Forecast, prepared for the purposes of the City Code

21 September 2005

The Directors
Galapagos NV
Generaal De Wittelaan L11/A3
2800 Mechelen
Belgium

Dear Sirs

Galapagos NV ("Galapagos")

We refer to the forecast for Galapagos for the year ending 31 December 2005 (the "loss forecast"), as set out on page 191 of the Prospectus of Galapagos dated 21 September 2005 under the heading "Loss forecast for Galapagos".

The loss forecast is the sole responsibility of Galapagos and its Directors.

We have discussed the loss forecast, together with the bases and assumptions upon which they have been made, with you and with Deloitte Bedrijfsrevisoren, the reporting accountants of Galapagos. We have also considered the letter dated 21 September 2005 addressed to you and ourselves from Deloitte Bedrijfsrevisoren regarding the accounting policies and calculations underlying the loss forecast.

On the basis of the foregoing, we consider that the loss forecast referred to above, for which Galapagos and you as Directors are solely responsible, has been made after due and careful enquiry by Galapagos.

This report is provided to you solely in connection with Rule 28.3 of the City Code and for no other reason. We accept no responsibility, and to the fullest extent permitted by law, exclude all liability to any other person than to you, in your capacity as directors of Galapagos.

Yours faithfully,

Neil Mackison
Director

ING Bank N.V., London Branch
Address and registered office:
60 London Wall, London EC2M 5TQ
United Kingdom

T +44 20 7767 1000
F +44 20 7767 7222
Website: www.ing.com

Registered in England No. BR000341 Incorporated with limited liability in the Netherlands
Authorised by the Dutch Central Bank and regulated by the Financial Services Authority for the conduct of UK business
A member of the London Stock Exchange

Letter from ING Corporate Finance on the Loss Forecast, prepared for the purposes of the AiM Rules

21 September 2005

The Directors
Galapagos NV
Generaal De Wittelaan L11/A3
2800 Mechelen
Belgium

Dear Sirs

Galapagos NV ("Galapagos")

We refer to the forecast for Galapagos for the year ending 31 December 2005 (the "loss forecast"), as set out on page 191 of the Prospectus of Galapagos dated 21 September 2005 under the heading "Loss forecast for Galapagos".

The loss forecast is the sole responsibility of Galapagos and its Directors.

We have discussed the loss forecast, together with the bases and assumptions upon which they have been made, with you and with Deloitte Bedrijfsrevisoren, the reporting accountants of Galapagos. We have also considered the letter dated 21 September 2005 addressed to you and ourselves from Deloitte Bedrijfsrevisoren regarding the accounting policies and calculations underlying the loss forecast.

On the basis of the foregoing, we consider that the loss forecast referred to above, for which Galapagos and you as Directors are solely responsible, has been made after due and careful enquiry by Galapagos.

This letter is being delivered to you for the purposes of Schedule 2 (d)(iii) of the AiM Rules and may be included in the Prospectus solely for the purposes of that Rule.

Yours faithfully,

Neil Mackison
Director

ING Bank N.V., London Branch
Address and registered office:
60 London Wall, London EC2M 5TQ
United Kingdom

T +44 20 7767 1000
F +44 20 7767 7222
Website: www.ing.com

Bedrijfsrevisoren
Berkenlaan 8b
B-1831 Diegem
Belgium

Tel: (02) 8002000
Fax: (02) 8002001
http://www.deloitte.be

The Directors
GALAPAGOS, NV
Generaal De Wittelaan L11 A/3
2800 Mechelen
BELGIUM

ING Bank N.V., London Branch
60 London Wall
London EC2M 5TQ
United Kingdom

Kempen & Co Corporate Finance BV
Beethovenstraat 300
1077 WZ Amsterdam
The Netherlands

21 September 2005

Dear Sirs

We report on the loss forecast comprising a forecast of net loss of Galapagos NV ("the Issuer") and its subsidiaries (together "the Group") for the year ending December 31, 2005 (the "Loss Forecast"). The Loss Forecast, and the material assumptions upon which it is based, are set out in the section "LOSS FORECAST FOR GALAPAGOS, Loss forecast for Galapagos and principal assumptions on which it is based" of the prospectus the Issuer has prepared relating to the Group in accordance with the EU Regulation No 809/2004 and the rules of the AIM Market of the London Stock Exchange (the "Prospectus"). The Prospectus was issued by the Issuer on 21 September 2005, and is prepared in connection with the issue of new shares in the capital of the Issuer in connection with the recommended offer for BioFocus plc (the "Target") and for the offering of the newly issued shares in the United Kingdom and the admission of the shares of the Enlarged Group (being the Issuer, enlarged by the Target) on the AIM Market of the London Stock Exchange plc.

Responsibilities

It is the responsibility of the directors of the Issuer (the "Directors") to prepare the loss forecast in accordance with the requirements of Annex I item 13.1 of the EU Regulation No 809/2004.

It is our responsibility to form an opinion as required by Annex I item 13.2 of the EU Regulation No 809/2004 and Rules 28.3 (b) of the City Code on Takeovers and Mergers as to the proper compilation of the loss forecast and to report that opinion to you.

Basis of Preparation of the Loss Forecast

The Loss Forecast has been prepared on the basis stated in the section "LOSS FORECAST FOR GALAPAGOS, Loss forecast for Galapagos and principal assumptions on which it is based" of the Prospectus and is based on the unaudited interim financial results for the six months ended June 30, 2005 under IFRS, the unaudited management accounts under Belgian GAAP for the seven months ended July 31, 2005 (which management believes not to significantly differ from the management accounts for the same period under IFRS) and a forecast to December 31, 2005 under IFRS. The Loss Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Deloitte Bedrijfsrevisoren / Reviseurs d'Entreprises BV o.v.v.e. CVBA
Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid
Maatschappelijke zetel: Louizalaan 240, B-1050 Brussel
BTW BE 0429.053.863 - RPR Brussel - Fortis 230-0046561-21

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Loss Forecast has been prepared and considering whether the Loss Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Loss Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Loss Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Loss Forecast has been properly compiled on the basis stated.

Since the Loss Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Loss Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions (other than the United Kingdom) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Loss Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

DELOITTE Bedrijfsrevisoren
BV o.v.v.e. CVBA
Represented by Gert Vanhees

Bedrijfsrevisoren
Berkenlaan 8b
B-1831 Diegem
Belgium

Tel: (02) 8002000
Fax: (02) 8002001
http://www.deloitte.be

GALAPAGOS, NV
Generaal De Wittelaan L11 A/3
2800 Mechelen
BELGIUM

21 September 2005

Dear Sirs

GALAPAGOS NV (the "Issuer")

We report on the pro forma statement of net assets (the "Pro forma financial information") set out in "*Capitalisation and indebtness, working capital statement, no significant change statements and pro forma statement of net assets*" of the Prospectus dated 21 September 2005, which has been prepared on the basis described in notes 1 to 6 under the section Notes to the pro forma statement of net assets of the Enlarged Galapagos Group for illustrative purposes only, to provide information about how the Offer might have affected the financial information of the Issuer presented on the basis of the accounting policies adopted by the Issuer in preparing the financial statements for the period June 30, 2005.

Responsibilities

It is the responsibility of the Issuer to prepare the Pro forma financial information in accordance with Annex I item 20.2 in Appendix 3 to the EU Regulation No 809/2004.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors.

Deloitte Bedrijfsrevisoren / Reviseurs d'Entreprises BV o.v.v.e. CVBA
Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid
Maatschappelijke zetel: Louizalaan 240, B-1050 Brussel
BTW BE 0429.053.863 - RPR Brussel - Fortis 230-0046561-21

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Issuer.

Yours faithfully

DELOITTE Bedrijfsrevisoren
BV o.v.v.e. CVBA
Represented by Gert Vanhees

All references to times in this section "*Conditions and further terms of the Offer*" are to London times.

PART A: Conditions of the Offer

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as the Issuer may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent (or such lesser percentage as the Issuer may decide) in nominal value of the BioFocus Shares to which the Offer relates, provided that, unless agreed by the Panel, this condition will not be satisfied unless the Issuer and/or any of its wholly-owned subsidiaries have acquired, or agreed to acquire, whether pursuant to the Offer or otherwise, and whether directly or indirectly, BioFocus Shares carrying, in aggregate, more than 50 per cent of the voting rights then normally exercisable at general meetings of BioFocus on such basis as may be required by the Panel (including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any shares which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise); and for this purpose (i) the expression "BioFocus Shares to which the Offer relates" shall be construed in accordance with sections 428-430F of the Companies Act 1985; and (ii) BioFocus Shares which have been unconditionally allotted (but not issued) shall be deemed to carry the voting rights which they will carry upon being entered in the register of members of BioFocus;

(b) the London Stock Exchange agreeing to admit the Offer Shares and the Existing Galapagos Shares to trading on AiM on a "when issued" basis by the publication of a Stock Exchange Notice by the London Stock Exchange and (unless the Panel otherwise agrees) upon commencement of such trading;

(c) conditional upon, immediately prior to the satisfaction of condition (b) above, either no supplemental prospectus having been published in accordance with the requirements of the BFIC or otherwise under Belgian law, or if such a supplemental prospectus has been published, a period of 2 working days (or such longer period as may be prescribed by the BFIC or otherwise under Belgian law) having elapsed thereafter (or if more than one such supplemental prospectus has been published, after the latest of them to be published) and, following the expiry of such period, all conditions (other than condition (b) above) then remaining satisfied or becoming satisfied (and the condition as to acceptances set out in paragraph (a) above shall, if it has previously been announced to have been satisfied, be deemed for this purpose to remain satisfied if, after taking into account all withdrawals of valid acceptances, Galapagos shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) shares in BioFocus carrying over 50% of the voting rights that might normally be exercisable at general meetings of BioFocus, and if this requirement is not met then this condition (c) will not be satisfied);

(d) to the extent that the acquisition of the BioFocus Shares would constitute a relevant merger within the meaning of section 23 of the Enterprise Act 2002, the Office of Fair Trading indicating, in terms satisfactory to the Issuer, that it does not intend to refer the proposed acquisition of BioFocus by the Issuer, or any aspect of it, to the Competition Commission;

(e) no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, institution, investigative body, association, trade agency or professional or environmental body or (without prejudice to the generality of the foregoing) any other person or body in any jurisdiction (each, a "**Relevant Authority**") having decided to take, institute, implement or threaten any action, proceedings, suit, investigation or enquiry or enacted, made or proposed any statute, regulation or order or otherwise taken any other

step or done any thing, that could reasonably be expected to (in the case of (iv), (v) and (vii) below, to an extent which is material and adverse in the context of the wider BioFocus Group taken as a whole):

(i) restrict, restrain, prohibit, delay, impose additional conditions or obligations with respect to, or otherwise interfere with the implementation of, the Offer or the acquisition of any BioFocus Shares by the Issuer;

(ii) result in a delay in the ability of the Issuer, or render the Issuer unable, to acquire some or all of the BioFocus Shares;

(iii) require, prevent, delay or affect the divestiture by the Issuer or any member of Galapagos or BioFocus or any member of the wider BioFocus Group of all or any portion of their respective businesses, assets or property or of any BioFocus Shares or other securities in BioFocus or impose any limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties or any part thereof in each case to an extent which is material in the context of Galapagos or, as the case may be, the wider BioFocus Group taken as a whole;

(iv) impose any limitation on the ability of any member of Galapagos to acquire or hold or exercise effectively, directly or indirectly, all rights of all or any of the BioFocus Shares (whether acquired pursuant to the Offer or otherwise);

(v) require any member of Galapagos or the wider BioFocus Group to offer to acquire any shares or other securities or rights thereover in any member of the wider BioFocus Group owned by any third party;

(vi) make the Offer or its implementation or the proposed acquisition of BioFocus or any member of the wider BioFocus Group or of any BioFocus Shares or any other shares or securities in, or control of, BioFocus, illegal, void or unenforceable in or under the laws of any jurisdiction; or

(vii) otherwise affect any or all of the businesses, assets, prospects or financial condition of any member of Galapagos or the wider BioFocus Group or the exercise of rights of shares of any company in the BioFocus Group (to an extent which is material in the context of Galapagos taken as a whole or, as the case may be, the wider BioFocus Group taken as a whole),

and all applicable waiting periods during which such Relevant Authority could institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene having expired, lapsed or been terminated;

(f) all authorisations, orders, grants, consents, clearances, licences, permissions and approvals in any jurisdiction necessary for or in respect of the Offer, the proposed acquisition of any shares or securities in, or control of, BioFocus or any member of the wider BioFocus Group by any member of Galapagos or the carrying on of the business of any member of the wider BioFocus Group or Galapagos, the issue of the Offer Shares or any matters arising therefrom ("**Authorisations**") being obtained in terms reasonably satisfactory to the Issuer and BioFocus from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any members of the wider BioFocus Group has entered into contractual arrangements (in each case where the absence of such Authorisation would have a material and adverse effect on the wider BioFocus Group taken as a whole) and such Authorisations remaining in full force and effect and there being no notification of any intention to revoke, amend or not to renew the same and all necessary filings having been made, all appropriate waiting and other time periods (including extensions thereto) under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Offer or the proposed acquisition of BioFocus by the Issuer or of any BioFocus Shares or any matters arising therefrom having been complied with;

(g) save as Disclosed, there being no provision of any agreement, instrument, permit, licence or other arrangement to which any member of the wider BioFocus Group is a party or by or to which it or any of its assets may be bound or subject which, as a consequence of the Offer or the acquisition of BioFocus or because of a change in the control or management of BioFocus or any member of the BioFocus Group, could reasonably be expected to have the result that (in each case to an extent which is material and adverse in the context of the wider BioFocus Group taken as a whole):

(i) any moneys borrowed by, or other indebtedness, actual or contingent, of, or grant available to, any member of the wider BioFocus Group becomes or is capable of being declared repayable immediately or earlier than the repayment date stated in such agreement, instrument or other arrangement or the ability of any member of the wider BioFocus Group to borrow moneys or incur indebtedness is withdrawn, inhibited or adversely affected;

(ii) any mortgage, charge or other security interest is created over the whole or any part of the business, property or assets of any member of the wider BioFocus Group or any such security (whenever arising) becomes enforceable;

(iii) any such agreement, instrument, permit, licence or other arrangement, or any right, interest, liability or obligation of any member of the wider BioFocus Group therein, is terminated or materially adversely modified or affected or any material action is taken or onerous obligation arises thereunder;

(iv) the value of any member of the wider BioFocus Group or its financial or trading position is prejudiced or adversely affected;

(v) any material asset or, other than in the ordinary course of business, any asset of the wider BioFocus Group being or falling to be charged or disposed of;

(vi) the rights, liabilities, obligations or interests or business of any member of the wider BioFocus Group in or with any other person, firm or company (or any arrangement elating to such interest or business) is terminated, modified or adversely affected; or

(viii) any member of the wider BioFocus Group ceases to be able to carry on business under any name under which it currently does so;

(h) save as Disclosed, since 31 March 2005 (being the date to which BioFocus' last published audited accounts were made up) no member of the wider BioFocus Group having:

(i) issued or agreed to issue or authorised or proposed the issue of additional shares of any class or issued or authorised or proposed the issue of or granted securities convertible into or rights, warrants or options to subscribe for or acquire such shares or convertible securities or redeemed, purchased or reduced or announced any intention to do so or made any other change to any part of its share capital (save as between BioFocus and wholly owned subsidiaries of BioFocus and for the grant of BioFocus Options pursuant to the terms of the BioFocus Option Schemes or the issue of BioFocus Shares on the exercise of BioFocus Options pursuant to the terms of the BioFocus Option Schemes to the extent that any such grant or issue has been Disclosed);

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution other than dividends lawfully paid to BioFocus or wholly-owned subsidiaries of BioFocus;

(iii) authorised or announced its intention to propose any material merger or acquisition or disposal or transfer of any material assets or shares or any material change in its share or loan capital;

(iv) issued or authorised the issue of any debentures or incurred or, save in the ordinary course of business, increased any material indebtedness or contingent liability;

(v) other than in the ordinary course of business, acquired, disposed of, transferred, mortgaged or encumbered any material asset or any right, title or interest in any such asset, or proposed or announced any intention to do so;

(vi) entered into or varied any transaction, contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material and adverse in the context of the wider BioFocus Group, taken as a whole, or is otherwise than in the ordinary course of business, or authorised, proposed or announced any intention to do so;

(vii) entered into, or varied the terms of, any material contract or agreement with any of the directors or senior executives of BioFocus or of any other member of the wider BioFocus Group other than in the ordinary course of business;

(viii) taken or proposed any corporate action (other than in respect of a member which is dormant and was solvent at the relevant time) or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues;

(ix) waived or compromised any material claim other than in the ordinary course of business;

(x) made any amendment to its memorandum or articles of association;

(xi) entered into any material contract, transaction or arrangement which is or may be restrictive on the business of any member of the wider BioFocus Group or Galapagos;

(xii) been unable or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; and

(xiii) entered into any material contract, commitment or agreement with respect to any of the transactions or events referred to in this condition (h);

(i) since 31 March 2005 (being the date to which BioFocus' last published audited accounts were made up) and save as Disclosed:

(i) no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened or become pending or remained outstanding by or against any member of the wider BioFocus Group or to which any member of the wider BioFocus Group is a party (whether as claimant, respondent or otherwise) which in any case would be likely to have a material adverse effect on the financial position of the wider BioFocus Group taken as a whole;

(ii) no material adverse change having occurred in the business, assets, financial position or profits of the wider BioFocus Group which in any case would be likely to have a material adverse effect on the financial position of the wider BioFocus Group, taken as a whole; and

(iii) no investigation by any Relevant Authority having been threatened, announced, implemented or instituted or remaining outstanding against any member of the wider BioFocus Group which in any case would be likely to have a material adverse effect on the financial position of the wider BioFocus Group, taken as a whole; or

(j) save as Disclosed, the Issuer not having discovered that:

(i) any business, financial or other information concerning any member of the BioFocus Group disclosed, publicly or otherwise at any time to the Issuer, by or on behalf of any member of the BioFocus Group, either contains a material misrepresentation of fact or

omits to state a fact necessary to make the information contained therein not misleading which in each case is material and adverse to the financial and trading position of the wider BioFocus Group as a whole; or

(ii) any member of the wider BioFocus Group is subject to any liability, actual or contingent, which is not disclosed in the annual report and accounts of BioFocus for the financial year ended 31 March 2005 which in any case would be likely to have a material adverse effect on the financial position of the wider BioFocus Group taken as a whole; or

(iii) there is or is reasonably likely to be any liability, actual or contingent, which might reasonably be expected to have a material adverse effect on the financial position of the wider BioFocus Group taken as a whole to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider BioFocus Group or any controlled waters under any environmental legislation, regulation, notice, circular or order of any Relevant Authority or third party or otherwise; or

(iv) any member of the wider BioFocus Group does not own or have licensed to it or otherwise possess legal enforceable rights to use all intellectual property that is;

(a) required or reasonably necessary for the conduct of business of the relevant member of the wider BioFocus Group as currently conducted; or

(b) under development for such business; or

(v) any member of the wider BioFocus Group has infringed any intellectual property rights of any third party which infringement might reasonably be expected to have a material adverse effect on the financial position of the wider BioFocus Group taken as a whole or on its ability to carry on its business as currently conducted; or

(vi) any claims have been asserted in writing or threatened in writing by any person:

(a) that any member of the wider BioFocus Group infringes any intellectual property of any third party; or

(b) challenging the ownership of any member of the wider BioFocus Group to, or the validity or effectiveness of, any of its intellectual property;

and such claims might reasonably be expected to have a material adverse effect on the financial position of the wider BioFocus Group taken as a whole or on its ability to carry on its business as currently conducted.

The Issuer reserves the right to waive all or any of conditions (c) to (i) (inclusive) above, in whole or in part. Condition (b) must be fulfilled within 21 days after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or such later date as the Panel may agree) provided that the Issuer shall be obliged to declare the Offer unconditional in all respects if on the later of the first closing date of the Offer and the date that the last of the conditions (a) and (b) is fulfilled the other conditions of the Offer have been waived or fulfilled or at such date there are no circumstances indicating that any of such conditions may not be capable of fulfilment.

If the Issuer is required by the Panel to make an offer for BioFocus Shares under the provisions of Rule 9 of the City Code, the Issuer may make such alterations to the conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse if, before 1.00 p.m. (London time) on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances (whichever is later), the Offer or any part of it is referred to the Competition Commission.

If the Offer lapses it will cease to be capable of further acceptance. BioFocus Shareholders who have accepted the Offer and the Issuer shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

"Disclosed" means (i), as disclosed in the annual report and accounts of BioFocus for the year ended 31 March 2005, (ii) as publicly announced by BioFocus through a Regulatory Information Service prior to the Announcement Date, (iii) as disclosed in the Announcement and (iv) as otherwise fairly disclosed in writing to the Issuer by or on behalf of BioFocus prior to the Announcement Date.

PART B: Certain further terms of the Offer

The following part of this section summarises certain further terms which apply, unless the context requires otherwise, to the Offer. Except where the context requires otherwise, any reference in this section "*Conditions and further terms of the Offer*" to:

(i) The "acceptance condition" means the condition set out in paragraph (a) of Part A of this section "*Conditions and further terms of the Offer*" and references to "the Offer becoming unconditional as to acceptances" shall be construed accordingly;

(ii) The "Offer becoming unconditional" means the Offer being declared or becoming unconditional as to acceptances whether or not any other condition thereof remains to be fulfilled;

(iii) "BioFocus Shareholders" means holders of BioFocus Shares and shall include reference to the person or persons (in respect of certificated BioFocus Shares) executing a Form of Acceptance or the person or persons (in respect of uncertificated BioFocus Shares) making an Electronic Acceptance and if more than one in the case of any such Acceptance to them jointly and to each of them. References to the masculine gender shall include the feminine;

(iv) "acceptances of the Offer" includes deemed acceptances of the Offer;

(v) An "extension of the Offer" shall include an extension of the date by which the acceptance condition has to be fulfilled;

(vi) "Day 21 of the Offer" shall mean 12 October 2005;

(vii) "Day 39 of the Offer" shall mean 30 October 2005;

(viii) "Day 42 of the Offer" shall mean 2 November 2005;

(ix) "Day 46 of the Offer" shall mean 6 November 2005; and

(x) "Day 60 of the Offer" shall mean 20 November 2005.

1. Acceptance period

(a) The Offer will initially be open for acceptance until 1.00 p.m. (London time) on Day 21 of the Offer. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) following the date on which written notification of the revision is posted to BioFocus Shareholders. Except with the consent of the Panel, no such written notification of the revision of the Offer may be posted to BioFocus Shareholders after Day 46 of the Offer or, if later, the date falling 14 days prior to the last date on which the Offer can become unconditional.

(b) The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on Day 60 of the Offer (or any earlier time and/or date beyond which the Issuer has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) nor of being kept open after that time and/or date unless it has previously become unconditional. However, the Issuer reserves the right, with the consent of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, the Issuer may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received, or purchases of BioFocus Shares made, in respect of which relevant documents or CREST instructions have been received by the receiving agents, Lloyds TSB Registrars after 1.00 p.m. (London time) on Day 60 of the Offer (or any earlier time and/or date beyond which the Issuer has stated that the Offer will not be extended and in respect of which it has not withdrawn, where permitted, that statement) or 29 such later time and/or date as the Issuer may, with the permission of the Panel, decide. If the Offer is extended beyond midnight on Day 60 of the Offer, acceptances received and purchases made in respect of which relevant documents or CREST instructions have been received by Lloyds TSB Registrars after 1.00 p.m. (London time) on the relevant date may (except where the Code otherwise permits) only be taken into account with the consent of the Panel.

(c) If the Offer becomes or is declared unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' notice will be given prior to the closing of the Offer in writing to those BioFocus Shareholders who have not accepted.

(d) If a competitive situation arises and is continuing on Day 60 of the Offer, the Issuer will enable holders of BioFocus Shares in uncertificated form who have not already validly accepted the Offer but who have previously accepted the competing offer to accept the Offer by special form of acceptance to take effect on Day 60 of the Offer (or such later day to which the Offer may be extended with the consent of the Panel). It shall be a condition of such special form of acceptance being a valid acceptance of the Offer that (i) it is received by Lloyds TSB Registrars on or before Day 60 (or such later day) of the Offer; (ii) the relevant BioFocus Shareholder shall have applied to withdraw his acceptance of the competing offer but that the BioFocus Shares to which such withdrawal relates shall not have been released from escrow before Day 60 (or such later day) of the Offer by the escrow agent to the competing offer; and (iii) the BioFocus Shares to which the special form of acceptance relates are not transferred to escrow in accordance with the procedure for acceptance set out in the letter from ING Corporate Finance set out in Part II of this document on or before Day 60 (or such later day) of the Offer, but an undertaking is given that they will be so transferred as soon as possible thereafter. BioFocus Shareholders wishing to use such forms of acceptance should apply to Lloyds TSB Registrars on 0870 609 2158 (or, if calling from outside the United Kingdom, +44 1903 702 767) between 9.00 a.m. and 5.30 p.m. (London time) on the business day preceding Day 60 (or such later day) of the Offer in order that such forms can be dispatched. Notwithstanding the right to use such special form of acceptance, holders of BioFocus Shares in uncertificated form may not use a Form of Acceptance (or any other purported acceptance form) for the purpose of accepting the Offer in respect of such shares.

2. Announcements

(a) Without prejudice to paragraph 3(a) of this Part B, by 8.00 a.m. (London time) on the business day (the "relevant day") next following the day on which the Offer is due to expire or becomes unconditional or is revised or extended, or such later time and/or date as the Panel may agree, the Issuer will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of BioFocus Shares and rights over BioFocus Shares:

(i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from any person acting or deemed to be acting in concert with the Issuer for the purposes of the Offer);

(ii) acquired or agreed to be acquired by or on behalf of the Issuer or any person acting or deemed to be acting in concert with the Issuer for the purposes of the Offer during the Offer Period; and

(iii) held by or on behalf of the Issuer or any person acting or deemed to be acting in concert with the Issuer prior to the Offer Period, and the announcement will specify the percentage of the share capital of BioFocus represented by these figures.

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer then is unconditional in which case a statement may be made that the Offer will remain open until further notice).

(c) Except with the consent of the Panel, on Day 60 of the Offer or such other date beyond which the Issuer has stated that the Offer will not be extended, the Issuer shall make an announcement by 5.00 p.m. (London time) that same day as to whether the Offer is

unconditional or has lapsed. Such an announcement will, where practicable, include the information specified in sub-paragraphs 2(a)(i) to (iii) above, but in any event will include such of that information as is then available to the Issuer in the light of acceptances then counted.

3. Rights of withdrawal

(a) If the Issuer, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(a) of this Part B, an accepting BioFocus Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance by written notice (signed by the accepting shareholder or his agent duly appointed in writing and evidence of whose appointment in a form reasonably satisfactory to the Issuer is produced with the notice) given by post or (during normal business hours only) by hand only to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK on behalf of the Issuer. Alternatively, in the case of BioFocus Shares held in uncertificated form, withdrawals can also be effected in the manner set out in paragraph 3(e) of this Part B. Subject to paragraph 1(b) of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by the Issuer confirming, if that be the case, that the Offer is still unconditional and complying with the other requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. (London time) on Day 42 of the Offer (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting BioFocus Shareholder may withdraw his acceptance at any time thereafter, in respect of BioFocus Shares held in certificated form, by written notice to Lloyds TSB Registrars on behalf of the Issuer at the address and in the manner referred to in paragraph 3(a) of this Part B or, in respect of BioFocus Shares held in uncertificated form, in the manner referred to in paragraph 3(d) of this Part B, before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(b) of this Part B. If the Issuer withdraws a "no extension" statement or a "no increase" statement on accordance with paragraph 1(d) of this Part B, any BioFocus Shareholder who accepts the Offer after the date of such statement may withdraw his acceptance thereafter, in respect of BioFocus Shares held in certificated form, in the manner referred to in paragraph 3(a) of this Part B or, in respect of BioFocus Shares held in uncertificated form, in the manner referred to in paragraph 3(e) of this Part B, not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to BioFocus Shareholders.

(c) If the Panel determines that BioFocus is not permitted to invoke, or cause or permit the Issuer to invoke, a condition to the Offer it may instead determine that accepting BioFocus Shareholders shall be entitled to withdraw their acceptances on such terms and by such time as the Panel may determine and notwithstanding that the Offer has become unconditional as to acceptances. The Panel may also determine that the timetable applicable to the Offer shall be varied in such manner as it may determine. Exercise of such withdrawal rights by accepting BioFocus Shareholders could result in the Offer, if it has by then become unconditional as to acceptance, ceasing to be unconditional as to acceptances.

(d) In respect of BioFocus Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraph 3(a) or 3(b) of this Part B an accepting BioFocus Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST sponsored member, procuring that his CREST sponsor sends) an ESA Instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn.

(e) Any such withdrawal will be conditional upon Lloyds TSB Registrars verifying that the withdrawal request is validly made in accordance with the procedure set out in the Offer Document. Accordingly, Lloyds TSB Registrars will on behalf of the Issuer reject or accept the withdrawal by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

4. Revised Offer

(a) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or nature of the consideration offered or otherwise) (which the Issuer reserves the right to do) and such revision represents on the date on which such revision is announced (on such basis as ING Corporate Finance may consider appropriate) an improvement or no diminution in the value of the consideration of the Offer as so revised compared with the value of the consideration previously offered, the benefit of the revised Offer will (subject to this paragraph 4 and paragraph 6 of this Part B) be made available to BioFocus Shareholders who have accepted the Offer in its original or any previously revised form(s) (hereinafter called "Previous Acceptor(s)"). The acceptance by or on behalf of a Previous Acceptor of the Offer (in its original or any previously revised form(s)) shall, subject as provided in this paragraph 4 and paragraph 6 of this Part B, be deemed to be an acceptance of the Offer as so revised and shall also constitute the separate appointment of any director or person dispatched by ING Corporate Finance and the Issuer as his attorney and/or agent with authority to accept any such revised Offer on behalf of such Previous Acceptor.

(b) Although no such revision is envisaged, if any revised Offer provides for BioFocus Shareholders who accept it to elect for (or accept) alternative forms of consideration, the acceptance by or on behalf of a Previous Acceptor of the Offer (in its original or any previously revised form(s)) shall, subject as provided below, also constitute the appointment of any director or person dispatched by ING Corporate Finance and the Issuer as his attorney and/or agent to make on his behalf elections for and/or to accept such alternative forms of consideration on his behalf as such attorney and/or agent in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections. In making any such acceptance or election, such attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(c) The deemed acceptances and elections referred to in paragraphs 4(a) and 4(b) of this Part B shall not apply and the authorities conferred by paragraphs 4(a) and 4(b) of this Part B shall not be exercised if as a result thereof a Previous Acceptor would (on such basis as ING Corporate Finance may consider appropriate) receive less in aggregate consideration than he would have received as a result of his acceptance of the Offer in the form in which it was originally accepted by him, having regard to any previous elections originally made by him, unless such Previous Acceptor has previously otherwise agreed in writing. The authorities conferred by paragraphs 4(a) and 4(b) of this Part B shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph 4(c).

(d) The deemed acceptances and elections referred to in paragraphs 4(a) and 4(b) of this Part B shall not apply and the authorities conferred by paragraphs 4(a) and 4(b) of this Part B shall be ineffective to the extent that a Previous Acceptor: (i) in respect of BioFocus Shares held in certificated form, lodges with Lloyds TSB Registrars, within 14 days of the posting of the document pursuant to which the revision of the Offer referred to in paragraphs 4(a) and 4(b) of this Part B is made available to BioFocus Shareholders, a Form of Acceptance or some other form issued by or on behalf of the Issuer in which he validly elects to receive the consideration receivable by him under that revised Offer in some other manner; or (ii) in respect of BioFocus Shares held in uncertificated form, sends (or, if a CREST sponsored member, procures that his CREST sponsor sends) an ESA Instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied.

(e) Any such change of election will be conditional upon Lloyds TSB Registrars verifying that the request is validly made in accordance with the procedure set out in the Offer Document. Accordingly, Lloyds TSB Registrars will on behalf of the Issuer reject or accept the requested change of election by transmitting in CREST a receiving agent reject AEAD) or receiving agent accept (AEAN) message.

5. **General**

(a) Except with the consent of the Panel, the Offer will lapse unless all of the conditions to the Offer as set out in Part A of this section "*Conditions and further terms of the Offer*" have been fulfilled by or (if capable of waiver) waived by or (where appropriate) have been determined by the Issuer to be or remain satisfied as at midnight on Day 42 of the Offer or within 21 days after the date on which the Offer becomes unconditional (whichever is the later) or such later date as the Issuer may, with the consent of the Panel, decide provided that the Issuer shall be obliged to declare the Offer unconditional in all respects if on the later of the first closing date of the Offer and the date that the last of the conditions (a) to (c) (inclusive) of Part A of this section "*Conditions and further terms of the Offer*" is fulfilled the other conditions of the Offer have been waived or fulfilled or at such date there are no circumstances indicating that any of such conditions may not be capable of fulfilment. If the Offer is referred to the Competition Commission before Day 21 of the Offer or the date when the Offer becomes unconditional (whichever is the later), the Offer will lapse. If the Offer lapses, for any reason, it shall cease to be capable of acceptance and the Issuer, ING Corporate Finance and BioFocus Shareholders shall thereupon cease to be bound by prior acceptances.

(b) The expression "Offer Period" when used in this section "*Conditions and further terms of the Offer*" means the period commencing on 21 September 2005 and ending on whichever of the following dates shall be the latest:

(i) 1 p.m. (London time) on Day 21 of the Offer;

(ii) The date on which the Offer lapses; and

(iii) The date on which the Offer becomes unconditional.

(c) All references in this section "*Conditions and further terms of the Offer*" to Day 21 of the Offer, shall (except in the definition of "Offer Period" above and where the context otherwise requires), if the expiry date of the Offer shall be extended, be deemed to refer to the expiry date of the Offer as so extended.

(d) Except with the consent of the Panel, settlement of the consideration to which any BioFocus Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Issuer may otherwise be, or claim to be, entitled as against such BioFocus Shareholder, and the consideration due to a BioFocus Shareholder who validly accepts the Offer will (subject to paragraph 6 of this Part B below, and except with the consent of the Panel) be made in full not later than 7 days after the later of (i) the date on which the Offer becomes or is declared unconditional in all respects; and (ii) (in respect of BioFocus Shares held in certificated form) the date of receipt of a valid and complete Form of Acceptance and/or (in respect of BioFocus Shares held in uncertificated form) the date of receipt of a valid TTE Instruction from such BioFocus Shareholder.

(e) Except with the consent of the Panel, the Offer will not become unconditional until Lloyds TSB Registrars has issued a certificate to the Issuer or ING Corporate Finance (or their respective agents) which states the number of BioFocus Shares in respect of which acceptances have been received which meet the requirements of Note 4 on Rule 10 of the City Code and the number of BioFocus Shares otherwise acquired (whether before or during the Offer Period) which meet the requirements of Note 5 on Rule 10 of the City Code and, in each case, if applicable, Note 6 on Rule 10 of the City Code. Copies of such certificate will be sent to the Panel and to Piper Jaffray Ltd, the independent advisor to the BioFocus board, as soon as possible after it is issued.

(f) The Offer is made at 11.59 p.m. (London time) on 21 September 2005 and is capable of acceptance from and after that time.

(g) All references in this "*Conditions and further terms of the Offer*" to any statute or statutory provision shall include any statue or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof). All references in this section "*Conditions*

and further terms of the Offer" shall include (where appropriate) reference to CDIs representing entitlement to Offer Shares and/or statements of entitlement to such CDIs or the equivalent.

6. Overseas Shareholders

(a) The making of the Offer in, or to persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of such jurisdictions ("Overseas Shareholders") and the availability of the Offer Shares to such persons may be prohibited or affected by the laws or regulatory requirements of the relevant overseas jurisdiction. No person receiving a copy of the Offer Document in any territory other than the UK may treat the same as constituting an offer or invitation to him nor should he in any event use the Form of Acceptance (in respect of BioFocus Shares in certificated form), unless, in the relevant territory, such an offer or invitation could lawfully be made without contravention of any registration or other legal or regulatory requirements.

(b) Unless otherwise determined by the Issuer and permitted by applicable law and regulation, the Offer is not being made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, any Restricted Jurisdiction (including the United States, Canada, Australia or Japan) and the Offer is not capable of acceptance by any such use, means, instrumentality or facility or from within a Restricted Jurisdiction. Accordingly, unless so otherwise determined and permitted, copies of this Prospectus, the Offer Document, the Form of Acceptance (in respect of certificated BioFocus Shares) and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from a Restricted Jurisdiction and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from a Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer.

(c) Neither the Offer Shares nor the CDIs representing entitlement to Offer Shares to be issued in connection with the Offer have been, nor will they be, registered under the US Securities Act or under the securities laws of any state of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Offer Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, neither the Offer Shares nor such CDIs are being or may be (unless an exemption under relevant securities laws is applicable) offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any United States, Canadian, Australian or Japanese person.

(d) The provisions of this paragraph 6 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific BioFocus Shareholder(s) or on a general basis by the Issuer in its absolute discretion.

OVERVIEW MINIMUM DISCLOSURE REQUIREMENTS PROSPECTUS REGULATION

The following table sets forth the references to the relevant page numbers in this Prospectus for each item of the "Share Registration Document" and the "Share Securities Note" (the applicable minimum disclosure requirements; Annexes I and III respectively) of the Prospectus Regulation (Commission Regulation (EC) No 809/2004).

References Share Registration Document (Annex I)				References Share Securities Note (Annex III)			
Item	**Page(s)**	**Item**	**Page(s)**	**Item**	**Page(s)**	**Item**	**Page(s)**
1.1	24-25	16.1	95-96	1.1	24-25	5.3.1	31
1.2	24-25	16.2	98-99	1.2	24-25	5.3.2	Not applicable
2.1	24-25	16.3	98-100	2	13-23	5.3.3	116
2.2	Not applicable	16.4	95-96	3.1	79	5.3.4	Not applicable
3.1	11	17.1	83	3.2	78	5.4.1	Not applicable
3.2	11	17.2	100-102	3.3	31-32	5.4.2	117
4	13-23	17.3	84-88, 109	3.4	33-36	5.4.3	Not applicable
5.1.1	104	18.1	89	4.1	33	5.4.4	Not applicable
5.1.2	104-105	18.2	115	4.2	105	6.1	33
5.1.3	104-105	18.3	Not applicable	4.3	113-114	6.2	33
5.1.4	104-105	18.4	89	4.4	Not applicable	6.3	Not applicable
5.1.5	48	19	93-94	4.5	115-118	6.4	118
5.2.1	72-74, 142-143	20.1	129-160	4.6	109	6.5.1	Not applicable
5.2.2	72-73	20.2	80-81, 196-197	4.7	33	6.5.2	Not applicable
5.2.3	72-73	20.3	129-160	4.8	33	6.5.3	Not applicable
6.1.1	54-61	20.4.1	24-25, 156	4.9	Not applicable	6.5.4.	Not applicable
6.1.2	54-61	20.4.2	Not applicable	4.1	Not applicable	7.1	Not applicable
6.2	68-75, 50-52, 54-61	20.4.3	(Considered)	4.11	119-128	7.2	Not applicable
6.3	Not applicable	20.5.1	(Considered)	5.1.1	198-209	7.3	Not applicable
6.4	61-64	20.6.1	157-160	5.1.2	200-204	8.1	47
6.5	(Considered)	20.6.2	(Considered)	5.1.3	204-205, 208-209	9.1	89
7.1	83	20.7	117	5.1.4	206	9.2	89
7.2	106	20.7.1	117	5.1.5	Not applicable	10.1	27
8.1	72-74, 142-143	20.8	66	5.1.6	Not applicable	10.2	24-25
8.2	Not applicable	20.9	79	5.1.7	206	10.3	Not applicable
9.1	67-77	21.1.1	106-109, 144-145	5.1.8	208-209	10.4	28
9.2.1	67-77	21.1.2	Not applicable	5.1.9	205-206		
9.2.2	70	21.1.3	110-111	5.1.10	116		
9.2.3	13-20	21.1.4	84-87	5.2.1	31		
10.1	77-79	21.1.5	Not applicable	5.2.2	32		
10.2	72-73	21.1.6	112	5.2.3a	Not applicable		
10.3	78	21.1.7	106-109	5.2.3b	Not applicable		
10.4	72-74	21.2.1	105-106	5.2.3c	Not applicable		
10.5	77	21.2.2	95-199	5.2.3d	Not applicable		
11	70-71	21.2.3	114-117	5.2.3e	Not applicable		
12.1	68-74	21.2.4	115	5.2.3f	Not applicable		
12.2	74-77	21.2.5	114-115	5.2.3g	Not applicable		
13.1	191	21.2.6	111	5.2.3h	Not applicable		
13.2	192-195	21.2.7	111-112	5.2.4	Not applicable		
13.3	(Considered)	21.2.8	109-110	5.2.5a	Not applicable		
13.4	191	22	65-66	5.2.5b	Not applicable		
14.1	96-99	23.1	Not applicable	5.2.5c	Not applicable		
14.2	90-91, 96-99	23.2	(Considered)				
15.1	100-102	24	27-28				
15.2	100-102	25	Not applicable				

Issue and financial glossary and definitions

Abingworth	The legal entities Abingworth Bioventures III A LP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP together.
Admission Date	The date of the admission to trading of the Offer Shares on Eurolist by Euronext Brussels and Euronext Amsterdam becoming effective.
AFM	The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).
AiM	AiM, a market operated by the London Stock Exchange.
AiM Admission	Admission of the Existing Galapagos Shares and the Offer Shares to trading on AiM becoming effective in accordance with Rule 6 of the AiM Rules.
AiM Rules	The rules for AiM companies and their nominated advisers as published by the London Stock Exchange from time to time.
AlpInvest	The legal entity AlpInvest Partners co-investments 2000 CV.
Announcement Date	The announcement date of the Offer, 21 September 2005.
Apax	The legal entities Altamir & Cie and Apax France VI together.
Articles of Association	The articles of association of the Issuer.
Banking Day	A day that is a working day for banks in Belgium and the Netherlands, excluding Saturdays.
BCC	The Belgian Company Code.
Belgian GAAP	Generally accepted accounting principles in Belgium.
BFIC	Banking, Finance and Insurance Commission in Belgium (*Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen*).
BioFocus	The legal entity BioFocus plc, a company incorporated in England and Wales under company number 3253690 and whose registered office is at Chesterford Research Park, Saffron Walden, Essex CB10 1XL, UK.
BioFocus Acquisition	The proposed acquisition of BioFocus by the Issuer to be effected by means of the Offer.
BioFocus Directors	The board of directors of BioFocus, consisting of Messrs. David Stone (chairman), Geoff McMillan (CEO), Stephen France, Brian Adger, James Cook, David Phillips and Chris Newton.
BioFocus Group	BioFocus and all its subsidiaries.
BioFocus Optionholders	Holders of BioFocus Options granted under the BioFocus Option Schemes.
BioFocus Options	Options to acquire BioFocus Shares under the BioFocus Option Schemes.
BioFocus Option Schemes	The BioFocus Approved Share Option Scheme 1998, the BioFocus Enterprise Management Incentive Scheme 2000, the BioFocus Approved Share Option Scheme 2005 and the BioFocus Unapproved Share Option Scheme 2005.

BioFocus Shareholders	Holders of BioFocus Shares.
BioFocus Shares	The existing issued or unconditionally allotted and fully paid (or credited as fully paid) ordinary shares of 25 pence each in the capital of BioFocus and any further such shares which are unconditionally allotted or issued after the date hereof and before the date on which the Offer closes (or, subject to the provisions of the City Code, such earlier date or dates as the Issuer may determine).
Board of Directors	The board of directors of Galapagos NV, consisting of Messrs. Raj Parekh (Chairman), Onno van de Stolpe (CEO), Ferdinand Verdonck, Barry Ross, Wilson Totten, Laurent Ganem and Harrold van Barlingen.
Burrill	The legal entities Burrill Biotechnology Capital Fund, L.P and Burrill Nutraceuticals Capital Fund, L.P together.
Canada	Canada, its possessions, provinces and territories and all areas subject to its jurisdiction or any political subdivision thereof.
CEO	Chief Executive Officer.
Certificate of Approval	A certificate of approval provided by the BFIC confirming that this Prospectus has been drawn up in accordance with the Prospectus Directive and has been approved by it as contemplated by the Prospectus Directive.
Certificated	A share which is not in uncertificated form (that is, a share not held in CREST).
CET	Central European Time.
CFO	Chief Financial Officer.
CIK	The Inter-professional Securities Depositing Trust in Belgium (*Caisse Interprofessionnelle de Dépôts et de Virements de Titres/Interprofessionele effectendeposito- en girokas*).
City Code	The UK City Code on Takeovers and Mergers.
Closing Price	The closing middle-market quotation of a BioFocus Share or an Existing Galapagos Share (as the case may be) as derived from the AiM appendix of the Daily Official List of the London Stock Exchange (in case of a BioFocus Share) or the Daily Official List of Euronext Amsterdam NV (in case of an Existing Galapagos Share).
Companies Act	The UK Companies Act 1985 (as amended).
Competing Transaction	An offer or possible offer by a third party, which is not acting in concert with the Issuer, for all or some of the ordinary shares in the capital of BioFocus not already owned by or on behalf of such third party or any transaction proposed by such third party or BioFocus which involves the acquisition of a substantial equity interest in or control of BioFocus or a disposal or merger of all or a substantial part of the business or assets of BioFocus.
CREST	The relevant system (as defined in the CREST Regulations) for the paperless settlement of share transfers and the holding of shares in uncertificated form in respect of which CRESTCo is the Operator (as defined in the CREST Regulations).
CREST depository interest or **CDI**	A dematerialised depository interest issued by CREST Depository Limited representing an entitlement to a share, general details of which are contained in the CREST International Manual (August 2005).
CREST Manual	The manual issued by CRESTCo from time to time.

CREST Regulations	The UK Uncertificated Securities Regulations 2001 (SI 2001 No. 3755).
CREST sponsor	A CREST participant admitted to CREST as a CREST sponsor.
CRESTCo	The legal entity CRESTCo Limited.
Crucell	The legal entity Crucell Holland BV.
CSO	Chief Scientific Officer.
Daily Official List	The Daily Official List of Euronext Amsterdam NV (*Officiële Prijscourant*) or the Daily Official List of the London Stock Exchange, as the case may be.
Dutch Disclosure Act	The Dutch Act on Disclosure of Major Holdings in Listed Companies 1996 (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*), as amended.
€ or **Euro** or **EUR**	Euro, the legal currency of the European Monetary Union.
EEA State	A state which is a contracting party to the agreement on the European Economic Area signed at Oporto, Portugal on 2 May 1992 (including Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Italy, Ireland, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom).
Electronic Acceptance	The inputting and settling of a TTE Instruction which constitutes or is deemed to constitute an acceptance of the Offer on the terms set out in this document.
Employees	All people employed by Galapagos.
Enlarged Galapagos Group	Galapagos and BioFocus Group together following the BioFocus Acquisition.
ESA Instruction	An Escrow Account Adjustment Input (AESN), transaction type "ESA" (as described in the CREST Manual).
EU	European Union.
Euronext Amsterdam	The legal entity Euronext Amsterdam NV, located in Amsterdam, the Netherlands.
Euronext Brussels	The legal entity Euronext Brussels SA/NV, located in Brussels, Belgium.
Executive Committee	The executive committee (*Directiecomité*) of Galapagos NV, consisting of Messrs. Onno van de Stolpe (CEO), Graham Dixon (Chief Scientific Officer), Andre Hoekema (Managing Director Galadeno) and Dirk Pollet (Vice President Business Development) and Ms Vicky Gwosdz (Head of Finance).
Existing Galapagos Shares	Issued and outstanding ordinary shares in the share capital of the Issuer as at the date of this Prospectus.
EU regulated market	A regulated market, as defined in the Council Directive of 10 May 1993 on investment services in the securities field (93/22/EEC).
Final Conditions	The conditions of the Offer set out in pargraphs (b) and (c) of Part A of the section "*Conditions and further terms of the Offer*".
Form of Acceptance	The form of acceptance, election and authority for use in connection with the Offer in respect of certificated BioFocus Shares.
FSA	The UK Financial Services Authority.

Galadeno	The services business unit of Galapagos.
Galapagos	The Issuer and all its subsidiaries.
Galapagos Genomics	The legal entity Galapagos Genomics BV, with its registered office at Archimedesweg 4, 2333 CN Leiden, the Netherlands, subsidiary of the Issuer.
IFRS	The International Financial Reporting Standards.
ING Corporate Finance	The Corporate Finance division of ING Bank NV, London branch.
IPO	The initial public offering of the Issuer, which took place on 6 May 2005.
IPO-Managers	KBC Securities and Kempen & Co together.
Issue	The issue of up to 3,960,646 Offer Shares in connection with the Offer.
Japan	Japan, its cities, prefectures, territories and possessions.
Issuer	The legal entity Galapagos NV, with its registered office at Generaal De Wittelaan L11, A3, 2800 Mechelen, Belgium.
KBC Bank	The legal entity KBC Bank NV and its affiliates.
KBC Securities	The legal entity KBC Securities NV.
Kempen & Co	The legal entity Kempen & Co Corporate Finance BV.
Lloyds TSB Registrars	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK, the Issuer's receiving agent for the purposes of the Offer.
London Stock Exchange	The legal entity London Stock Exchange plc.
Nominated Adviser and Nominated Broker	ING Corporate Finance, the nominated adviser and nominated broker of Galapagos for the purposes of the AiM Rules in connection with the AiM Admission.
Offer	The recommended offer by ING Corporate Finance, on behalf of Galapagos, on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance, to acquire all of the BioFocus Shares (including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and any election or alternative available in connection therewith).
Offer Document	The document containing the Offer to BioFocus Shareholders for their BioFocus Shares by ING Corporate Finance on behalf of the Issuer and, for information only, to participants in the BioFocus Option Schemes.
Offer Shares	The new shares in the share capital of the Issuer to be issued in connection with the Offer.
Overseas Shareholders	BioFocus Shareholders resident in, or nationals or citizens of, jurisdictions outside the UK or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of a Restricted Jurisdiction.
Panel	The UK Panel on Takeovers and Mergers.
Pence or **p**	Pence, the legal currency of the United Kingdom.
Pound sterling or **£**	Pound sterling, the legal currency of the United Kingdom.

Pre-IPO Shareholders	The shareholders of the Issuer prior to the IPO, comprising Abingworth, AlpInvest, Apax, Burrill, Crucell and Tibotec.
Prospectus	This document, consisting of a prospectus prepared and approved by the BFIC in accordance with the Prospectus Directive and an admission document in connection with the AiM Admission for the purposes of the AiM Rules.
Prospectus Directive	The Prospectus Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003.
Prospectus Regulation	Commission Regulation (EC) No 809/2004.
Regulation S	Regulation S under the US Securities Act of 1933, as amended.
Regulatory Information Service	A service approved by the London Stock Exchange for the distribution of AiM announcements to the public.
Restricted Jurisdiction	The United States, Canada, Australia or Japan or any other jurisdiction where extension or acceptance of the Offer would violate the law of that jurisdiction.
Shares	The Existing Galapagos Shares, together with, if and when issued, the Offer Shares.
Shareholders Meeting	The Issuer's company gathering, at which the previous year and the outlook for the future are discussed (in case of a 'general' or 'annual' shareholders meeting) or at which a specific topic is discussed (in case of an 'extraordinary' shareholders meeting).
Tibotec	The legal entity Tibotec-Virco NV.
Treaty	The Convention between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains, applicable per date of the Offer.
TTE Instruction	A transfer to escrow instruction (as defined in the CREST Manual).
Uncertificated	Recorded on the register of the shares or securities concerned as being held in uncertificated form in CREST, entitlement to which, by virtue of the CREST Regulations, may be transferred by means of CREST.
UK or **United Kingdom**	United Kingdom of Great Britain and Northern Ireland.
UK GAAP	Generally accepted accounting principles in the UK.
US or **United States**	The United States of America, its territories and possessions, any State of the United States, and the District of Columbia.
US Person	A US person within the meaning of Regulation S under the Securities Act.
US Securities Act	The US Securities Act of 1933, as amended.
When Issued AiM Admission	Commencement of trading of the Existing Galapagos Shares and the Offer Shares on AiM on a "when issued" basis.

Adenovirus	Adenoviruses are a frequent cause of acute upper respiratory tract infections, *i.e.* "colds". Symptoms of respiratory illness caused by adenovirus infection range from the common cold syndrome to pneumonia, croup, and bronchitis.
AdenoSelect	This product offers custom synthesis of siRNA or cDNA adenoviral vectors specifically requested by a customer. Through the AdenoSelect system, customers can order adenovirus for single genes, multiple genes, or even request whole cDNA libraries or gene classes to be made into corresponding siRNA or cDNA adenoviruses.
ADMET	Absorption, distribution. metabolism, excretion and toxicity.
Alzheimer's disease	A form of dementia first described by Dr Alois Alzheimer and characterised by pathological lesions and cell death in a number of brain regions thereby producing severe intellectual deterioration in middle-aged and elderly persons.
Amino acids	Building blocks of peptides, polypeptides, and proteins. There are 20 common amino acids.
Antibody	A protein produced by the immune system to protect the body in response to the presence of a foreign substance (antigen).
Antigen	A (foreign) substance that induces an immune response by activating the body's immune system, thereby stimulating the production of antibodies.
APP	Amyloid ß precursor protein.
Asthma	Asthma is a chronic inflammatory disease of the airways where attacks are characterised by airway inflammation, bronchial smooth muscle spasm and increased mucus secretion.
Assay	(I) A test to determine the effect of a specific protein in a specific biological process; or (II) A test to determine the presence or the amount of a compound in a mixture, or the potency of a drug.
ß-amyloid	Protein aggregations in the brain derived from amyloid precursor protein.
Biotechnology	The study and application of biological organisms, systems, or processes to better understand the fundamental molecular mechanism of health and disease conditions with the objective of developing products which improve the quality of life.
Breakthrough medicine	A medicine that significantly improves the treatment and management of patients with a disease by intervening in the disease process in a new or improved way over pre-existing medicines for patients with that disease.
Cell	The basic unit of living matter. All organisms are composed of cells.
cDNA	Complementary DNA. See "nucleic acid".
Chondrogenesis	The formation of cartilage.
Clinical study-phase I	The earliest trials in the development of a new treatment usually involving small numbers of healthy volunteers to determine tolerability, drug metabolism, and the safe dose range for its administration.
Clinical study-phase II	Larger trials performed in patients with the target condition in order to determine efficacy, tolerability and the most effective dose to use.

Clinical study-phase III Very large, pivotal trials in patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment by comparing it with standard treatment and/or placebo to serve as the principle basis for regulatory approval.

Collagenolytic Relating to or having the capacity to lyse collagen, gelatin, and other proteins containing praline.

Compound A compound is a chemical substance formed from two or more elements.

CRO Contract research organisation.

Cytokine A class of substances that are produced by the immune system and can affect immune response.

Dementia An organic mental syndrome characterised by a general loss of intellectual abilities involving impairment of memory, judgment, and abstract thinking as well as changes in personality.

De novo New.

DNA Deoxyribonucleic acid. See "nucleic acid".

DNA probes A short segment of DNA that is used to detect a complementary DNA sequence that may be present in a sample. The DNA sequence to be detected is usually that of an infectious agent or of human origin.

Drugable (genes) Those gene classes that are of most value for pharmaceutical development.

Efficacy Effectiveness for intended use.

ELISA Enzyme-linked immunosorbent assay, a type of non-radioisotopic immunological assay for the detection of a specific antigen or antibody (*e.g.* virus, hormone), the presence or quantity of which is shown by an enzymatically catalysed colour reaction.

EMEA European Agency for the Evaluation of Medicinal Products, the regulatory authority that controls drug development and approval in the European Union.

Enzyme A molecule, generally a protein, facilitating or speeding up a specific biological reaction in the body.

Ex vivo Outside of living organisms.

FDA Food and Drug Administration, the regulatory authority that controls drug development and approval in the United States.

FLeXSelect® An arrayed adenoviral library collection containing full-length cDNAs corresponding to genes belonging to human drugable gene families as well as the secreted protein class.

FLIPR Fluorometric imaging plate reader.

Functional genomics The study of the functions of individual genes.

Gene The basic hereditary unit, a segment of nucleic acid coding for a specific protein.

Genome All the genetic material in the chromosomes of a particular organism. Genome size is generally given as its total number of base pairs.

GLP Good laboratory practice.

GPCR	G-protein coupled receptor.
High-throughput screening	A fully automated processes for conducting high-throughput screens of gene function and compound activity.
In situ	In place.
In vitro	Outside of the body (*e.g.* in test tubes).
In vivo	In living organisms.
***In vivo* disease model**	Proof-of-principle animal model that effectively mimics the human disease. The disease model is used to test pre-clinical product candidates for efficacy.
In-/out-licensing	Receiving/granting permission from/to another company or institution to engage in a business activity or occupation which would otherwise be unlawful.
IP	Intellectual property.
Kinase	A class of enzymes that catalyses the transfer of a phosphate group from ATP to another molecule; this protein class is generally considered small molecule tractable (drugable) by the pharmaceutical industry.
Knock-down	Reduce level of expressed mRNA resulting in a decrease of the amount of the corresponding protein in the cell, an effect similar to inactivating the protein by a small molecule drug.
Knock-in or **over-expression**	Increase level of expressed mRNA resulting in an increase of the amount of the corresponding protein in the cell, an effect similar to activating the protein by a small molecule drug.
Laboratory notebook	A hardbound book with numbered pages where lab and patent work is documented. All work in the laboratory notebook is signed by the author and co-signed by a witness.
LIMS	Library information management system.
Marker	Any substance of which the presence or level is measured for diagnostic or monitoring purposes.
MSKCC	The Memorial Sloan-Kettering Cancer Center.
Mechanism of action	An identification of the specific molecular targets to which a pharmacologically active substance binds or whose biochemical action it influences.
Mutagenicity	The capacity to cause permanent alteration in the genetic material of cells.
NDA	New drug application.
Nutraceutical	Any substance that is a food or a part of a food and provides medical or health benefits, including the prevention and treatment of disease.
NSAID	Non-steroidal anti-inflammatory drug.
Nucleic acid	DNA (deoxyribonucleic acid) or RNA (ribonucleic acid), molecules carrying the heredity information of most living organisms.
Oligonucleotide	Sequence of a few to many hundreds of nucleotides, linked with each other.
Osteoarthritis	Degenerative joint disease where the normal cartilage lining is gradually worn away, exposing the underlying bone and causing chronic pain.
Osteoblast	A cell from which bone develops.

Osteoporosis	Disorder characterised by a loss in bone mass that leads to decreased bone strength and an increased risk of fracture.
Peptide	A molecule composed of amino acids. Larger peptides are generally referred to as polypeptides.
PER.C6®	The PER.C6 cell line and related technology is a system developed by Crucell that allows the construction of adenoviruses that are replication incompetent. The resulting viruses can be used to infect human cells, cell lines, or in animal model studies.
PhenoSelect®	An adenoviral cDNA library containing over 120,000 cDNA sequences derived from normalised placental tissue cDNA library. Sequence sampling indicates that over 25% of this collection contains full-length cDNAs.
Phenotype	The observable physical or biochemical characteristics of an organism, as determined by both genetic makeup and environmental influences.
Pre-clinical study	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of *in vitro* and *in vivo* screening, pharmaco kinetics, toxicology, and chemical upscaling.
Protein	A molecule produced by cells, composed of a long chain of amino acids.
QSAR	Quantitative structure activity relationship.
Registration	Obtaining the authorisation or license to market a product from a regulatory authority (*e.g.* FDA in the United States, EMEA in Europe).
Rheumatoid arthritis	A chronic, systemic inflammatory disease usually causing synovial inflammation at peripheral joints leading to cartilage destruction, bone erosion and joint re-modeling.
Receptor	A protein, often residing in a cell membrane, that recognises and binds specific molecules and, in doing so, elicits a biological response.
RNA	Ribonucleic acid. See "nucleic acid".
RNAi	RNA interference. A tool to reduce the expression of specific proteins.
ShRNA	Short hairpin RNA.
SiRNA	Small interfering RNA.
SilenceSelect®	An arrayed adenoviral collection of knock-down sequences targeting over 4,000 human genes belonging to drugable gene families.
Synoviocytes	Specialised cells in human joints.
Target	Protein that is the focus of drug development.
TNF	Tumor necrosis factor. A cytokine produced by cells of the immune system.
Transcript	Specific messenger RNA transcribed from a gene that codes for a single protein; from a single gene multiple mRNAs can be transcribed (multiple transcripts) each leading to different proteins.
Virus	A non-cellular biological entity that can reproduce only within a host cell. Viruses consist of nucleic acid covered by protein coats. Once inside the infected cell, the virus uses the synthetic capability of the host to reproduce itself.

ISSUER

Galapagos NV
Registered office
Generaal De Wittelaan L11/A3
2800 Mechelen
Belgium

LEGAL ADVISERS

Covington & Burling
265 Strand
London WC2R 1BH
United Kingdom

Vermulst Verhaeghe & Graafsma
Paul Emile Jansonstraat 6
1000 Brussels
Belgium

INDEPENDENT AUDITOR OF THE ISSUER

Deloitte Bedrijfsrevisoren
Louizalaan 240
1050 Brussels
Belgium

JOINT FINANCIAL ADVISERS

ING Corporate Finance
60 London Wall
London EC2M 5TQ
United Kingdom

Kempen & Co Corporate Finance BV
Beethovenstraat 300
1077 WZ Amsterdam
The Netherlands

imprima de bussy — C92687

Prospectus dated 5 May 2005

Galápagos

(a limited liability company incorporated under Belgian law with its registered office in Mechelen, Belgium)

Offering of 2,939,704 newly issued Shares

This document constitutes a Prospectus for purposes of an offering of Shares (the Offering) and for the listing of all Shares in the capital of Galapagos NV (the Issuer) on the Eurolist by Euronext Brussels NV and Euronext Amsterdam NV. The Offering consists of a public offering in Belgium and the Netherlands and an international private placement.

The Offering comprises 2,857,142 newly issued Shares (the Base Shares) and 82,562 Shares newly issued after the exercise of warrants resulting in proceeds of €380,372 for the Issuer prior to the Closing Date of the Offering (together with the Base Shares, the Offer Shares). In relation to the Offering, the Issuer has granted an Over-allotment Option to KBC Securities NV and Kempen & Co Corporate Finance BV (together the Lead Managers), exercisable until 30 calendar days after the Listing Date to purchase up to an additional 428,571 newly issued Shares (the Over-allotment Shares) at the Offer Price, to cover over-allotments, if any. The listing comprises all existing and newly issued Shares, including all Shares that may be issued through the exercise of warrants pursuant to the existing warrant plans (Warrant Plans 1999 and 2002).

INVESTING IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. See "*Risk factors*". Due to its accumulated historical losses the Issuer is currently in a financial situation requiring compliance with the procedure set forth in article 633 of the BCC. It is expected that this situation will continue in light of the expected future losses.

Offer Price: € 7.00 per Share

Application has been made to list all existing and newly issued Shares, including all Shares that may be issued through the exercise of warrants pursuant to the existing warrant plans (Warrant Plans 1999 and 2002) on the Eurolist by Euronext Brussels NV and Euronext Amsterdam NV under the respective symbols GLPG and GLPGA. It is expected that trading in the Shares will commence on or about 6 May 2005 and that the Offer Shares and if relevant, the Over-allotment Shares, will be delivered to purchasers on or about 10 May 2005 through the book-entry facilities of the Belgian central securities depository, as well as through Euroclear Bank SA/NV, as operator of the Euroclear System (Euroclear) and Clearstream Banking SA, Luxembourg (Clearstream), all in accordance with their normal settlement procedures applicable to equity securities. After the Closing Date the delivery of the Shares will be made available within the Netherlands central securities depository, Euroclear Nederland. All of the Shares will be in bearer form represented by a single global certificate lodged with the Inter-professional Securities Depositing Trust (CIK) in Belgium for safekeeping on behalf of those persons entitled to the Shares.

As of the Listing Date until the envisaged Closing Date, the Shares will be listed and traded on Euronext Brussels and Euronext Amsterdam on an "as-if-and-when-issued" basis. Investors should be aware that entering into transactions on this basis involves risks. See "*Risk factors*" and "*The Offering, listing and first trading*".

This Prospectus does not, other than under the Offering, constitute an offer to sell, or an invitation to purchase or subscribe for securities in the United States or in any State or jurisdiction other than Belgium and the Netherlands. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act), or with any securities regulatory authority of any State of the United States and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (and applicable State securities laws).

Unless the context shows differently, capitalized words and expressions have the meaning as described in "*Glossary and definitions*".

Lead Managers

KBC Securities **Kempen & Co**

Co-Manager
Fortis Bank

Selling Agent
KBC Bank

IMPORTANT INFORMATION

Responsibility for the Prospectus

The Issuer, represented by its Board of Directors, assumes responsibility for the completeness and accuracy of this Prospectus. The Issuer confirms that, to the best of its knowledge, the information contained in this Prospectus is true and accurate in all material respects, and that no information has been omitted which makes the information in this Prospectus misleading in any material respect.

Raj Parekh	Onno van de Stolpe
Chairman	Managing Director

Potential investors should rely only on the information contained in this Prospectus. Neither the Issuer, nor any of the Syndicate Members have authorized anyone to provide potential investors with information that differs from that contained in this Prospectus. The information contained in this Prospectus is true and accurate only at of the date set forth on the cover page of this Prospectus. In no circumstances shall the issue of this Prospectus imply that at any time after the date of this Prospectus the situation of the Company has remained unchanged since the date of this Prospectus, nor that the information included in this Prospectus would be true and accurate at any time after this date.

If a matter arises that may have a substantial impact on the assessment by the public of the Offering, after the BFIC and Euronext Amsterdam have approved the Prospectus but before the Closing Date, the Issuer will complete the information included in this Prospectus by means of notice in one or more national newspapers in Belgium and the Netherlands, the Daily Official List or any other admitted means of notice. This additional information will be subject to approval by the BFIC and Euronext Amsterdam. If the Issuer does not provide additional information relating to such matter, the BFIC and Euronext Amsterdam may suspend the Offering until such matter has been made public.

The consolidated annual accounts of the Issuer as at and for the years ending on 31 December 2002, 2003 and 2004, drawn up in accordance with the International Financial Reporting Standards (IFRS), have been audited by the statutory auditor Deloitte & Partners Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr. Geert Verstraeten and Mr. Gert Vanhees. The auditor approved these annual accounts without reservation but with an explanatory paragraph to explain that the accounts were drawn up assuming that the Issuer would continue as a going concern, despite the fact that the Issuer had incurred substantial losses, which affected its financial situation. The auditor states that this assumption is justified only to the extent that the Issuer will continue to receive the financial support of its shareholders or is able to raise additional funding from other sources. The auditor's report on the consolidated annual accounts for the years ending on 31 December 2004, 2003 and 2002 is included in "*Index to consolidated financial information*".

The statutory annual accounts of the Issuer as at and for the years ending on 31 December 2002, 2003 and 2004, drawn up in accordance with the Belgian Generally Accepted Accounting Principles (Belgian GAAP), have been audited by the statutory auditor Deloitte & Partners Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr. Geert Verstraeten and Mr. Gert Vanhees. The auditor approved these annual accounts without reservation but with an explanatory paragraph to explain that the accounts were drawn up assuming that the Issuer would continue as a going concern, despite the fact that the Issuer had incurred substantial losses, which affected its financial situation. The auditor states that this assumption is justified only to the extent that the Issuer will continue to receive the financial support of its shareholders or is able to raise additional funding from other sources.

Certain financial and statistical information in this Prospectus has been subject to rounding adjustments and to currency conversion adjustments. Accordingly, the sum of certain data may not be equal to the expressed total.

Unless the context otherwise requires, the terms "we", "us" and "our" used in this Prospectus refer to the Issuer and its subsidiary.

Approval of the Prospectus

On 12 April 2005, the BFIC approved this Prospectus in accordance with Article 14 of the Belgian Law of 22 April 2003 concerning the public offerings of securities. On 14 April 2005, Euronext Amsterdam approved this Prospectus. The BFIC's approval and Euronext Amsterdam's approval do not imply any judgment on the merits or the quality of the Offering, the Shares or the Issuer, and neither do they render judgment on the position of the persons undertaking the Offering. The Issuer has arranged for a Dutch translation of the English-language Prospectus and takes responsibility for consistency between the texts in these Dutch and English versions. For the public offering in Belgium, the Dutch-language version alone is legally binding. For the public offering in the Netherlands and for the private placement with institutional investors, the English-language version alone is legally binding.

The Offering and this Prospectus have not been submitted for any kind of approval to regulatory authorities outside of Belgium and the Netherlands.

Posting this Prospectus on the internet does not constitute any offering, or an invitation to purchase negotiable securities. The text of this Prospectus can only be accessed through the websites referred herein. An electronic version may not be reproduced, or made available in any place or be printed for the purpose of circulation. The Prospectus is only legally valid in the original, printed version that is distributed, in accordance with the applicable regulations.

Legal publications

The notice required by Article 13, §1 of the aforementioned Belgian Law of 22 April 2003 has been published in the Belgian national press on 16 April 2005. All publications with regard to the Offering will be announced in a press release, in an advertisement in the Daily Official List and in one or more national newspapers in Belgium and the Netherlands.

Selling restrictions

The Offering and distribution of this Prospectus may be restricted by law in certain jurisdictions. The Issuer does not represent that the Prospectus may be lawfully distributed in jurisdictions outside Belgium and the Netherlands or that the Offer Shares may be lawfully offered in compliance with any applicable registration or other requirements in a jurisdiction outside Belgium and the Netherlands, or pursuant to any exemption available thereunder. Neither the Issuer nor the Syndicate Members assume any responsibility for such distribution or offering. Those who receive this Prospectus are required to inform themselves and to observe any applicable laws of any relevant jurisdiction including obtaining any requisite, governmental or other approval. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No action has been (or will be) taken other than in Belgium and the Netherlands to permit an offering in any jurisdiction where action would be required for that purpose. Accordingly, the Offer Shares may not be offered or sold, directly or indirectly, and neither the Prospectus nor any advertising or other Offering material may be distributed or published in any jurisdiction outside Belgium and the Netherlands, except in circumstances that will result in compliance with any applicable laws and regulations. This Prospectus does not constitute an offer to sell any of the Shares to, or a solicitation of an offer to buy any of the Offer Shares from, any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. No initiatives, which would render this Offering public, may therefore be taken outside Belgium and the Netherlands.

In particular, the Offer Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States or to US persons, except to certain persons in offshore transactions under Regulation S of the Securities Act. The Offer Shares have

not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offer Shares or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

This Prospectus may not be supplied to the public in any jurisdiction outside Belgium and the Netherlands in which any registration, qualification or other requirements exist or would exist in respect of any public offering of the Offer Shares and, in particular, may not be distributed to the public in the United States, Canada, Japan, Australia or the United Kingdom. Any failure to comply with these restrictions may constitute a violation of US, Canadian, Japanese, Australian or UK securities laws or the securities regulations of other jurisdictions.

No Offer Shares should be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. The Lead Managers should only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any Offer Shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer and should comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

Decision to invest

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved.

The contents of this Prospectus are not to be construed or interpreted as legal, financial, business or tax advice. Each prospective investor should consult his or her own legal, financial, business and tax advisers as to legal, financial, business or tax advice regarding an investment in the Shares, before making any investment decision and in order to determine whether or not as a prospective investor, he or she is legally permitted to purchase the Shares under applicable laws and regulations.

The Company has a limited operating and financial history upon which prospective investors may evaluate its business and prospects. Purchasers of the Shares should be aware that they may be required to bear the financial risk of their investment for an indefinite period of time. Any person into whose possession this Prospectus may come, is in particular advised to refer to "Risk Factors" in this Prospectus, which chapter identifies certain significant risks and should be read carefully by prospective investors.

The Offer Shares have not been recommended by any federal or state securities commission or regulatory authority in Belgium, the Netherlands or anywhere else. In the event of any doubt about the contents or the meaning of the information contained in this Prospectus, investors should consult an authorized or professional person who specializes in advising on the acquisition of financial instruments.

Role of the Syndicate Members

The Syndicate Members are acting exclusively for the Issuer and for no one else in relation to the Offering, the issue and listing of the Shares, and will not be responsible to anyone other than the Issuer for giving advice in relation to the Shares. The Syndicate Members or any of their affiliates may from time to time have a holding in, or may provide advice or other investment or commercial banking services in relation to, or engage in transactions involving securities in, the Issuer. They will receive customary fees and commissions for these transactions and services.

In connection with the Offering, the Lead Managers, their affiliates or their agents may, as of the Listing

Date until 30 calendar days after the Listing Date, effect transactions on Euronext Brussels, on Euronext Amsterdam, in the over-the-counter market or otherwise with a view to stabilize or maintain the market price of the Shares at levels other than those which might otherwise prevail in the open market. However, there is no obligation for the Lead Managers to do so. Such stabilization, if commenced, may be discontinued at any time and will in any event be discontinued 30 calendar days after the Listing Date.

If the Lead Managers create a short position in the Shares in connection with the Offering, they may reduce that short position by purchasing Shares in the open market. Purchases of Shares to stabilize the market price or to reduce a short position may cause the market price of the Shares to be higher than it might be in the absence of such purchases. None of the Issuer or any of the Lead Managers makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above may have on the market price of the Shares.

The Lead Managers may also elect to reduce any short position by exercising all or part of the Over-allotment Option, which the Issuer has granted to the Lead Managers. This option is exercisable as of the Listing Date until 30 calendar days after the Listing Date, and requires the Issuer to issue and offer at the Offer Price a number of Over-allotment Shares for the sole purpose of allowing the Lead Managers to cover for any over-allotments. The total number of Over-allotment Shares shall not exceed 15% of the number of Base Shares. The Issuer will create these Over-allotment Shares in an extra capital increase. The terms and conditions of the Over-allotment Option are set out in more detail in "*The Offering, Over-allotment Option and stabilization*".

The Lead Managers reserve the right to withdraw the Offering at any time until the Closing Date. In case of such withdrawal, all subscriptions will be disregarded and any subscription payments made, will be returned without interest or other compensation.

Available information

Starting from the date of this Prospectus until Closing Date of the Offering, price-sensitive information (as defined in Article 10, §1, 1°, b of the Belgian Law of 2 August 2002 on the supervision of the financial industry and the financial market and Article 28h of the Dutch Listing and Issuing Rules ("*Fondsenreglement*")), will be made available to investors by an announcement published in one or more national newspapers in Belgium and the Netherlands and a press release in accordance with the Euronext reporting and publication system and via other information providers in accordance with Article 6 of the Royal Decree of 31 March 2003 on the obligations of issuers of financial instruments admitted to trading on a Belgian regulated market.

Reference to market data

All references to market data, industry statistics and forecasts and other information in this Prospectus consist of estimates based on data and reports compiled by industry professionals, organizations, analysts, publicly available information or the Company's own knowledge of its sales and markets.

Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. If any of these assumptions is incorrect, actual results may differ from the projections based on those assumptions. Galapagos has not independently verified this information or determined the reasonableness of such assumptions. In addition, in many cases Galapagos has made statements in this Prospectus regarding its industry and its position in the industry based on industry forecasts, market research and internal surveys as well as its experience. While these statements are believed to be reliable, they have not been independently verified.

Legislation and competent courts

This Offering is governed by Belgian law. The courts of Brussels will have exclusive jurisdiction over any dispute in connection with the Offering.

Forward-looking statements

This Prospectus contains forward-looking statements including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "*Risk Factors*". Given these uncertainties, prospective investors are advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as at the date of this Prospectus. The Company expressly disclaims any obligation to update any such forward-looking statements in this Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

A brief overview of Galapagos

Galapagos is a drug discovery company focused on finding new drugs against diseases that affect the joints and bones. This summary gives a brief introduction to Galapagos' technology and explains how its unique approach could help bring new drugs to the market.

The **human genome**, or blueprint for all of the cells in the human body, is made up of tens of thousands of genes. **Genes** are composed of **DNA** and contain the instructions for building all of the cell's proteins. **Proteins** control the structure and function of all of the cells that make up the human body. Before a cell can use the DNA to make protein, the DNA must first be re-written into **RNA**. The cell's machinery then uses the RNA to produce protein. Therefore, the process of making protein in the cell goes from DNA to RNA to protein (see the yellow box in Figure 1).

Nearly all diseases and disorders are caused by a disruption in the normal function of certain proteins. Therefore, the main goal of pharmaceutical companies is to design drugs that alter the activity of these proteins so that normal function returns and the cause of the disease is minimized or eliminated. One of the main obstacles in discovering new drugs is knowing exactly which of the body's thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become **targets** for drug design. Finding these targets is one of the critical steps in the drug discovery process.

In order to study proteins in human cells, Galapagos takes advantage of the distinctive properties of **adenoviruses**. Adenovirus is the virus that causes the common cold and has the capability to infect almost every type of human cell, which is the reason it is so contagious. The adenoviruses Galapagos works with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses have been made **replication incompetent**, meaning they are unable to reproduce outside of the laboratory environment, and are therefore a safe vehicle for the delivery of DNA into human cells. Figure 1 shows how the viruses deliver these pieces of DNA into human cells in the laboratory, causing the cells to either make more of a certain protein (**knock-in**) or to block the production of new protein (**knock-down**).



Knock-in
FLeXSelect®
Knock-down
SilenceSelect®
DNA
RNA
protein
DNA
RNA
protein
DNA
RNA
protein
amount of protein after knock-in
amount of protein in normal cells
amount of protein after knock-down

Figure 1: Comparison of a specific protein's amount before and after knock-in or knock-down.

Knock-down vs knock-in

Knock-down viruses work by making small pieces of RNA (siRNA), which bind to a specific RNA sequence that produces a particular protein. After the siRNA binds the RNA, the RNA is cut by the cell's machinery therefore stopping the RNA from making any more of the protein. This process is called RNA interference (RNAi) and results in a reduction in the amount of the specific protein.

For the knock-in viruses, a specific piece of DNA (which contains the instructions to produce a specific protein) is inserted into the virus. After the virus infects the cell, the cell starts to produce more of the corresponding protein.

Galapagos combines the ability to alter the amount of protein in human cells with a **high-throughput screening** method. Using this method, Galapagos is able to run many small-scale experiments simultaneously. Operating on a grid system, where each square corresponds to a small test tube with cells that have undergone a change in a specific protein, Galapagos can screen many thousands of proteins in a short period of time.



Viruses containing specific pieces of DNA are arranged on a grid.

Each virus delivers this specific piece of DNA into the cells, causing a particular protein to be knocked-in or knocked-down. Therefore, each square on the grid contains cells that have undergone a change in the amount of a specific protein.

Experiments are designed to monitor (by, for example, a color change) the effect the protein change has on the cells. Because this change corresponds to a specific protein, the protein can be further investigated and eventually become a drug target.

Figure 2: High-throughput screening technique: using adenoviral collections to screen human cells.

Based on their function and design, proteins are divided into several classes. Researchers in the pharmaceutical industry generally agree that certain classes of proteins respond to drugs better than other classes. These classes of proteins are referred to as **drugable** and form the basis of most drug research programs. Galapagos has constructed a focused collection of viruses that either knock-in (**FLeXSelect®**) or knock-down (**SilenceSelect®**) the drugable proteins. With these collections, Galapagos has screened human cells that are affected by diseases like osteoarthritis, osteoporosis and rheumatoid arthritis, and has identified proteins that control the disease. By further testing (validating) these proteins in more advanced studies, Galapagos has found a number of targets suitable for new drug development.

Galapagos is currently conducting drug discovery research based on the targets discovered using this technology. Once a target is validated, it is tested against large collections of chemical small molecules to identify the structures that interact (block or activate) with the target. These chemical structures are then optimized to obtain "drug-like" characteristics followed by testing of the drug candidate in the clinic. This process of drug discovery is similar to the approach taken by large pharmaceutical companies and has resulted in breakthrough medicines such as Gleevec®, a recently approved oncology product by Novartis.

Galapagos' uniqueness lies in using human cells, which gives a more realistic idea of the effect that protein might have on the disease in the human body than studying proteins in engineered cells (cell lines) and animal cells, as other companies do. Moreover, Galapagos concentrates its efforts on the drugable proteins and can efficiently screen these proteins in human cells. Galapagos believes that this unique approach to target identification and validation increases the chances of success in bringing new drugs to the market.

In addition to forming the basis of Galapagos' internal target discovery activities, these adenoviral collections and screening technologies are also available to academic institutes and pharmaceutical companies through **Galadeno**, Galapagos' services unit. Numerous partners have already applied Galapagos' technology across a number of disease areas, aiding the scientific and pharmaceutical communities to better understand the cause of disease and further progressing the development of new drugs.

TABLE OF CONTENTS

SUMMARY

This summary should be read together with, and is qualified in its entirety by, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in the Prospectus. It should also be read together with the matters set forth under "Risk factors". This summary is not intended to be exhaustive or complete and does not contain all the information that a prospective investor should consider before making any decision with respect to the Offering.

In this Summary and the remainder of the Prospectus, Galadeno is the services business unit of the Company.

Galapagos is a biotechnology company discovering breakthrough medicines for the treatment of bone and joint diseases. We were founded in 1999 as a joint venture between Crucell and Tibotec, focused on the identification of disease modifying drug targets. We have successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis, as well as in asthma and Alzheimer's disease. Proprietary target sets resulting from these programs are used both for our internal development programs and for early commercialization through selected out-licensing and partnering of projects during development.

Galapagos has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with individual human gene sequences to knock-down[1] or knock-in[2] specific human RNA in disease-mimicking cellular assays. The knock-down technology uses proprietary siRNA technology to "silence" individual genes and study the subsequent effect on human cells. SiRNA technology in general was heralded by Science Magazine as the "invention of the year" in 2002. Switching individual genes "on" or "off" enables an efficient analysis of the function of corresponding human proteins in disease processes. This information is crucial in the decision to use a selected protein as a drug target for the development of a new medicine.

We provide access to this platform through our profitable services business unit Galadeno. Galadeno has a consistent record of revenue growth and a proven track record for the discovery and validation of novel drug targets. Over the past 5 years, it has formed partnerships with leading pharmaceutical, nutraceutical and biotechnology companies.

Our strategy

Our strategy is to create an innovative drug discovery company that discovers breakthrough medicines for the treatment of bone and joint diseases. This strategy is based on disease modifying drug targets identified through functional screening in human disease models. We implement our strategy by focusing on:

- Building a profitable business unit, Galadeno;
- Building a strong intellectual property position around our technology platform and the drug targets; and
- Leveraging the targets into a pipeline of novel disease modifying drug candidates.

We believe that this combined business model of generating revenues through Galadeno and in parallel progressing drug candidates acting on our bone and joint disease targets into the clinic is the preferred road forward to create long-term value for our investors. Also, our technology platform for drug target selection has provided Galadeno with a competitive advantage in the marketplace and Galapagos with high-quality drug targets, improving the chances for successful development of novel drugs. We aim both

[1] Reduce level of expressed mRNA resulting in a decrease of the amount of the corresponding protein in the cell, an effect similar to inactivating the protein by a small molecule drug.

[2] Increase level of expressed mRNA resulting in an increase of the amount of the corresponding protein in the cell, an effect similar to activating the protein by a small molecule drug.

to progress our product candidates, and to partner selected programs at various stages during development. Any partnering will secure funding for clinical development of our own drug candidates as well as access to expertise and infrastructure. The Company anticipates that it will in-license one or more (pre-) clinical compounds in 2005 to strengthen the drug discovery pipeline and shorten the time it will take to enter the clinical development phase. This in-licensing might result in product candidates for Galapagos outside the bone and joint diseases field.

Competitive strengths

Galapagos targets multi billion markets addressing the ageing population and diseases requiring more effective drugs

In our core disease programs, we focus on the development of breakthrough medicines for the treatment of bone and joint diseases. These programs are focused on large medical markets for the ageing population with a rapidly increasing number of patients that are currently underserved: osteoarthritis, osteoporosis and rheumatoid arthritis. Historically, the underlying molecular pathology has been unclear for these diseases, and up to today we are not aware of competitive technologies that have identified targets with significant joint sparing or bone building activity, which is the opportunity and strength of Galapagos. For each of these diseases, we estimate that markets for breakthrough medicines are well over €7 billion[3]. We are progressing proprietary drug targets into drug development with the aim of bringing novel medicines into the clinic and to the market.

Galapagos' technology discovers a large number of novel targets in various disease areas

Our target discovery platform is based on adenoviruses that efficiently introduce human gene sequences into a wide variety of human cells to knock-in or knock-down specific human RNA. We use high-throughput assays that represent a selected human disease state to analyze these adenovirus collections to functionally select those proteins that have a causative effect in those models of human disease. This is a novel approach to identify and validate drug targets as it allows screening, selection and validation of disease-causing proteins in a single assay. We have successfully applied this technology in all disease areas that we have addressed. The adenoviral expression system of human gene sequences is based on Galapagos' intellectual property as well as on an exclusive license for the Crucell PER.C6 technology.
This high - throughput target discovery platform provides an important commercial advantage, as competing technologies suffer from various combinations of less efficient introduction in the cells, a short window of efficacy and high variability.

Galadeno's service activities support our drug discovery programs

We optimize the commercial benefits of the proprietary technology by also making it available to the pharmaceutical and biotechnology industry through Galadeno, which addresses the industry's demand for an efficient technology to discover and validate drug targets in human cells. Galadeno provides reagent sales of its knock-down and knock-in adenoviral collections as well as target discovery and validation services. We assist partners with the prioritization of their targets for further development. Our reagent and service offering by Galadeno is well recognized by the industry for target discovery and provides our partners with tools to discover high-quality drug targets, protein therapeutics, antibody targets, diagnostic markers as well as nutraceutical ingredients. The uniqueness of our approach is exemplified by service arrangements and reagent deals with leading biotech and pharmaceutical companies.

[3] Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004 and Scrip reports, "Osteoporosis management: An analysis of market dynamics and future treatments", May 2003.

Galadeno's service activities provide several advantages to the Company's drug discovery activities:

- Galadeno's revenue is rapidly growing and the division is cash flow positive, funding the drug discovery activities in part;
- Galadeno consistently delivers novel targets in Galapagos' own disease areas; and
- Galadeno's contacts with pharmaceutical clients facilitate access for Galapagos' drug discovery programs.

Galapagos partners with leading pharmaceutical companies to bring the realization of value forward

Galapagos and Galadeno have partnered with a large number of leading pharmaceutical and biotech companies such as AstraZeneca, Bayer, Boehringer Ingelheim, Celgene, Exelixis, GlaxoSmithKline, Johnson & Johnson, Pfizer, Procter&Gamble, Vertex and Wyeth. Through their alliances with us, they obtain access to our technologies in defined disease areas. The non-exclusive partnerships have enabled us to leverage our technology and targets without limiting our own product development nor the ability to sign on additional partners. On certain deals, we have received upfront license fees and technology access payments, research funding and milestone payments, and we anticipate further research funding and milestone payments from several of these partnerships.

Galapagos has experienced management and committed investors

Galapagos has experienced management with considerable research and development, commercial and operational expertise and experience. Our management has a background in the pharmaceutical and biotechnology industries and brings the necessary experience both to progress our targets to the clinic and to successfully expand the Galadeno service business. Galapagos' directors, management team and other employees show their commitment to the Company by their warrant position of 12.5% of the fully diluted share capital as well as the acceptance by the directors and management team of a lock-up agreement.

Our Pre-IPO Shareholders have continued their strong commitment to the Company by entering into a lock-up agreement with the Lead Managers, in principle expiring 24 months after the Listing Date.

Selected key financial data in accordance with IFRS

Thousands of €/ year ended 31 December	2004	2003	2002
Total revenues	**7,777**	**6,472**	**5,710**
Cost of goods & services sold	-1,288	-1,166	-1,256
R&D costs	-5,443	-5,378	-4,100
Other operating costs	-4,654	-4,595	-4,583
Operating results	**-3,608**	**-4,667**	**-4,229**

Table 1: Selected key financial data

Our revenues over the last 2 years increased by 36% and originated from strategic partnerships, milestone payments, contract research activities as well as reagent sales and grants and subsidies. In 2004, grants and subsidies represented 31% of the total revenues. In the future, the absolute amount and relative contribution of grants and subsidies are expected to decrease.Our R&D costs reflect our expenditure in our core disease programs and further development of the technology platform. We ended 2004 with €10.3 million in cash.

Historical losses on the statutory accounts

According to our statutory accounts per 31 December 2004, net assets amount to €9.9 million, which is below half of our share capital due to historical losses suffered. Therefore, the Board of Directors has on 6 April 2004 drawn up, in accordance with article 633 of the BCC, a report confirming its belief that a going-concern approach was justified. This report was incorporated in the statutory annual report 2003 and approved by the General Shareholders Meeting. We expect that the net proceeds of the Offering will ful-

fill the Issuer's need for capitalization, even though the accumulated losses at 31 December 2004 of €22.5 million were not incorporated in the statutory capital prior to the Offering. Assuming full subscription of the capital increase, it is expected that the Issuer's net assets will again fall below half of its share capital between 1 and 2 years after the closing of the Offering, upon which the procedure according to article 633 BCC will require the Shareholders Meeting to decide upon the continuation or cessation of the activities.

We estimate that, assuming the Shareholders Meeting decides positively on the continuation of the activities if and when the net assets fall below half of the Issuer's share capital, the net proceeds from the Offering will be sufficient to support our current operating plan in the ordinary course of business through at least the next two years, after which period an additional increase of the capital may be required to sustain our growth.

Outlook

In the next three years Galapagos intends to:

- Become a leader in the discovery of novel mechanism-of-action based therapies for bone and joint diseases;
- Maintain a prominent position in target discovery and validation through Galadeno;
- Increase the revenue base by partnering, reagent sales and services;
- Build the research and development capacity, capable of delivering one clinical candidate and two pre-clinical candidates per year from 2007 onwards;
- In-license pre-clinical compounds to strengthen the development pipeline resulting in a clinical molecule in 2006; and
- Out-license the intellectual property, including the drug targets, of the Alzheimer's disease program.

Risks

Our business is subject to a number of risks of which potential investors should be aware before making an investment in our Company. The risks are discussed in detail in "*Risk factors*". We are an early stage discovery company, and our targets and drug discovery programs are in early stage of development. We do not have any products in clinical or pre-clinical development, while industry experience learns that even after reaching the clinical development stage it takes more than 4 years before a drug becomes available on the market. It is also possible that we may never successfully develop or commercialize any of our product candidates or become profitable. As of 31 December 2004, we had an accumulated consolidated deficit of approximately €21.2 million since our inception and we will continue to incur net losses over the next several years. Consequently, we do not expect to be able to pay dividends in the next several years.

The Offering

Issuer	Galapagos NV.
Offering	2,857,142 Base Shares, 82,562 Shares newly issued after the exercise of warrants and up to 428,571 Over-allotment Shares. The Offering consists of two tranches: • Retail Tranche: a public offering to retail investors in Belgium and the Netherlands representing a maximum of 20% of the Offering; and • Institutional Tranche: a private placement with institutional investors in Belgium, the Netherlands and internationally, representing at least 80% of the Offering.
Over-allotment Option	The Issuer has granted the Lead Managers an Over-allotment Option, exercisable as of the Listing Date until 30 calendar days after the Listing Date, to require the Issuer to issue and offer at the Offer Price up to 428,571 in Over-allotment Shares for the sole purpose of allowing the Lead Managers to cover for over-allotments, if any. The total number of Over-allotment Shares shall not exceed 15% of the number of Base Shares. The Issuer will create these Over-allotment Shares by way of an additional capital increase.
Offer Price	The Offer Price is €7.00 per Share.
Payment, settlement and delivery	It is expected that payment for and delivery of the Offer Shares will be made in book-entry form through the facilities of CIK, Euroclear and Clearstream, all in accordance with their normal settlement procedures applicable to equity securities, on the Closing Date. After the Closing Date the delivery of the Shares will be made available within the Netherlands central securities depository, Euroclear Nederland. The Offer Price must be paid by investors together with any stock exchange tax, if applicable.
Closing Date	The date on which the realization of the Offering will be established by the Board of Directors, also the date upon which payment for and delivery of the Offer Shares and over-allotted Shares, if any, will be made, being 10 may 2005.
Lock-up agreement	The Pre-IPO Shareholders, the members of the Board of Directors and the members of the Executive Committee have agreed with the Lead Managers and Galapagos that none of them will offer, sell, and contract to sell or otherwise dispose of Shares for a period of 2 years from the Listing Date, unless the Lead Managers consent thereto, all in accordance with the applicable Euronext Amsterdam rules. See "*Principal shareholders and lock-up agreements*".
Use of proceeds	The gross proceeds to the Issuer from the Offering will be in the range of €20 to €23 million, and will be used for research and development, working capital, capital expenditure, acquisitions if and when they present themselves and general corporate purposes. See "*Use of proceeds*". The proceeds of the 82,562 Shares newly issued after the exercise of warrants will be paid to the warrant holders who offered these Shares in the Offering, net of the exercise price of their warrants in total amounting to €380,372 which will be paid to the Issuer.

Dividends	The Offer Shares are entitled to dividends declared, if any, in respect of profits of the financial year starting 1 January 2005 and subsequent years.

Security codes	ISIN:	BE0003818359
	Security Code:	3818.35 (Belgium) 35840 (Netherlands, *Fondscode*)
	Euronext Symbol:	GLPG on Euronext Brussels GLPGA on Euronext Amsterdam

Timetable	*The following dates are all envisaged dates, barring any unforeseen circumstances:*
6 May 2005	Listing Date and start of trading
10 May 2005	Closing Date

RISK FACTORS

The Shares that the Issuer is offering through this Prospectus involve substantial risk. Before making an investment in the Shares, you should carefully read this entire Prospectus and should give particular attention to the following risk factors. The risks that Galapagos now foresees might affect it to a greater or different degree than it currently expects. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by the forward-looking statements contained in this Prospectus. These factors include, without limitation, the risk factors listed below and other factors presented throughout this Prospectus. The risk factors listed below do not appear in any particular order.

Risks related to the Company's business

The success of the Company is uncertain due to its limited operating history, its history of operating losses and the uncertainty of future profitability.

Due in large part to the significant research and development expenditures required to identify and validate new drug targets, the Company has not been profitable and has generated operating losses since its incorporation in 1999. Currently, Galapagos' revenues are generated by its business unit Galadeno as well as by its business unit drug discovery. The combined revenue is insufficient to generate profits. As of 31 December 2004, the Company had an accumulated consolidated deficit of approximately €21.2 million and a deficit on the statutory accounts of €22.5 million. These losses were not incorporated into the share capital prior to the Offering and will therefore remain on the balance sheet. Galapagos expects to incur losses for at least the next several years and expects that these losses will actually increase as it expands its research and development activities, incurs significant pre-clinical, clinical and testing costs and possibly expands its facilities. Moreover, the Company's losses are expected to continue even if its current research projects are able to successfully develop novel drug candidates. If the time required to generate revenues and achieve profitability is longer than anticipated or if the Company is unable to obtain necessary capital, it may not be able to fund and continue its operations. Galapagos is unable to predict when, or if, it will achieve and maintain profitability.

The Company will need additional capital in the future to sufficiently fund its operations and research.

Galapagos will require additional financing in the future to fund its operations. The Company's operations require significant additional funding in large part due to its research and development expenses, future pre-clinical and clinical-testing costs and the possibility of expanding its facilities. The amount of future funds needed will depend largely on the success of the Company's research and development activities and the Company does not know whether additional financing will be available when needed, or that, if available, it will obtain financing on terms favorable to its shareholders or the Company.
Galapagos has consumed substantial amounts of capital to date and operating expenditures are expected to increase over the next several years as it expands its research and development activities. It is expected that because of these increasing expenditures and the resulting losses over the next few years, and assuming full subscription of the Offering, the net assets of the Issuer will again fall below half of its capital between 1 and 2 years after the closing of the Offering. When this happens, the procedure according to article 633 BCC will require the Board of Directors to draw up a report to be submitted to the Shareholders Meeting. Such Shareholders Meeting then has to decide upon the continuation (after incorporation of the losses into the share capital) or cessation of the activities of the Issuer. In the latter case, the Issuer will be liquiditated and investors who have bought Shares in the Offering will not recover their investment.

The Company believes that, assuming that the Shareholders Meeting decides positively upon the continuation of the activities if and when the net assets fall below half of the share capital, the net proceeds from

the Offering will be sufficient to support the Company's current operating plan through at least the next two years (see "*Management's discussion and analysis of financial condition and results of operations*" and "*Use of proceeds*"). Nonetheless, Galapagos' future funding requirements will depend on many factors, including, but not limited to:

- Any changes in the breadth of its research and development programs;
- The results of research and development, pre-clinical studies and clinical trials conducted by the Company or its collaborative partners or licensees, if any;
- The acquisition or licensing of technologies or compounds, if any;
- Its ability to maintain and establish new corporate relationships and research collaborations;
- Its ability to receive grants or subsidies;
- Its ability to increase sales in its service division Galadeno;
- Its ability to manage growth;
- Competing technological and market developments;
- The time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims; and
- The receipt of contingent licensing or milestone fees from its current or future collaborative and license arrangements, if established.

To the extent that the Company raises additional funds through collaboration and licensing arrangements, it may be required to relinquish some rights to its technologies or product candidates, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, Galapagos will not be able to continue developing its products.

There is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates.

At the present time, Galapagos' operations are in the early stages of drug identification and development. To date, the Company has only identified a number of potential drug targets and several chemical compound series, all of which are still in the very early stages of development and have not yet been put into pre-clinical or clinical testing. The current compound series that the Company has identified may not lead to successful drugs, and no approved drug resulting from its research may be commercially available for a large number of years, if at all. Galapagos' leads for potential drug compounds will be subject to the risks and failures inherent in the development of pharmaceutical products based on new technologies. These risks include, but are not limited to, the inherent difficulty in selecting the right drug target and avoiding unwanted side effects as well as the unanticipated problems relating to product development, testing, regulatory compliance, manufacturing, marketing and competition, and additional costs and expenses that may exceed current estimates.

The Company might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process.

Commercialization of the Company's product candidates depends upon successful completion of pre-clinical studies and clinical trials. Pre-clinical testing and clinical development are long, expensive and uncertain processes and the Company does not know whether it, or any of its collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take the Company or its collaborative partners several years to complete any such testing, and failure can occur at any stage of testing. Interim results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If and when Galapagos' projects reach clinical trials, Galapagos or its collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons. Competitors and third parties may develop similar or superior products or have proprietary rights that preclude the Company from ultimately marketing its products, as well as the potential risk that its products may not be accepted by the marketplace.

If the relevant regulatory authorities do not approve products developed using the Company's technologies, the Company or its licensees will not be able to commercialize them, and it may not receive any royalty or other revenues.

The US Food and Drug Administration (FDA) must approve any pharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Agency for the Evaluation of Medicinal Products (EMEA), the European Commission and local regulatory bodies regulate pharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which will take many years and require substantial expenditures.

If the Company's competitors develop technologies that are more effective than those of the Company, its commercial opportunity will be reduced or eliminated.

The Company's business environment is characterized by rapid technological change and complexity. The changing competitive landscape is perhaps the single largest issue facing the biotech industry. Galapagos competes with other companies based on several factors, including technology, product offering, disease area, intellectual property, geographic area, and time to market. Galapagos believes that the key features of its approach to identification and validation of targets as well as the prevention and treatment of disease are unique and proprietary. For each product and disease area, however, there is a multitude of technological approaches. There are many established pharmaceutical and biotechnology companies with resources greater than those of the Company, as well as research and academic institutions that are actively working in similar areas. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are less costly or more effective than any product which is currently marketed or being developed by the Company, or which may reach the market first, or will be more successful than the services offered or products being developed by the Company.

Because most of the Company's expected future revenues are contingent upon collaborative and license agreements, the Company might not meet its strategic objectives.

Galapagos' ability to generate revenues in the short to medium term depends on its ability to enter into additional service contracts and collaborative and license agreements with third parties and to maintain the agreements it currently has in place. To date, part of the Company's revenue from the collaborative and license agreements has been related to the research phase of these agreements, which revenue is for specified periods and in certain cases partially offset by corresponding research costs, which are recorded in research and development expenses. Following the completion of the research phase of a collaborative or license agreement, additional revenue may come only from milestone payments, which may not be paid until some time well into the future, if at all. The risk is heightened due to the fact that unsuccessful research efforts by the Company or its collaborator may preclude it from receiving any contingent revenue under these agreements. Galapagos' receipt of revenue from collaborative and license arrangements is also significantly affected by the timing of efforts expended by Galapagos and its collaborators and the timing of reaching predefined milestones.

The Company's business plan contemplates that in the longer term it will need to generate meaningful revenues from royalties and licensing agreements. To date, Galapagos has not yet received any revenue from royalties for the sale of commercial drugs, and it does not know when it will receive any such revenue, if at all. Likewise, Galapagos has not licensed any lead compounds or drug development candidates to third parties, and it does not know whether any such license will be entered into on acceptable terms in the future, if at all.

If the Company's current corporate collaborations or license agreements are unsuccessful or if conflicts develop with these relationships, its research and development efforts could be delayed.

The Company's strategy depends upon the future formation and sustainability of multiple collaborative arrangements and license agreements with third parties. Galapagos relies on these arrangements for not only financial resources, but also for expertise that it expects to need in the future relating to manufacturing, sales and marketing, and for licenses to technology rights. To date, the Company has entered into

several of such arrangements with corporate collaborators; however, it does not know if such third parties will dedicate sufficient resources or if any such development or commercialization efforts by third parties will be successful.
Should a collaborative partner fail to develop or commercialize a target to which it has rights from the Company, the Company may not receive any future milestone payments associated with the resulting product. In addition, the continuation of some of Galapagos' collaborative agreements may be dependent on the periodic renewal of the alliances. They may terminate before the full term of the collaborations or upon a breach or a change of control. The Company may not be able to renew these collaborations on acceptable terms, if at all, or negotiate additional corporate collaborations on acceptable terms, if at all.

Galapagos is also a party to various license agreements that give it rights to use specified technologies in its research and development processes. Some of the agreements pursuant to which the Company has in-licensed technology permit its licensors to terminate the agreements under certain circumstances. If Galapagos is not able to continue licensing these and future technologies on commercially reasonable terms, its product development and research may be delayed.
Conflicts might also arise with respect to the Company's various relationships with third parties. If any of the Company's corporate collaborators were to breach or terminate their agreement with the Company or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected product candidates or research programs could be delayed or terminated. Galapagos generally does not control the amount and timing of resources that its corporate collaborators devote to its programs or potential products. The Company does not know whether current or future collaborative partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including its competitors, as a means for developing treatments for the diseases targeted by collaborative arrangements with the Company. Conflicts also might arise with collaborative partners concerning proprietary rights to particular compounds. In some of the Company's collaborations, the Company has agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under the Company's collaborations.

If the Company fails to enter into new collaborative arrangements in the future, its business and operations would be negatively impacted.

Although the Company has established several collaborative arrangements and license agreements, it does not know if it will be able to establish additional arrangements, or whether current or any future collaborative arrangements will ultimately be successful. For example, recently there have been and may continue to be a significant number of business combinations among large pharmaceutical companies that have resulted and may continue to result in a reduced number of potential future corporate collaborators, which may limit Galapagos' ability to find partners who will work with it in developing and commercializing its drug targets and drug candidates. If business combinations involving the Company's existing corporate collaborators were to occur, this could diminish, terminate or cause delays in one or more of its corporate collaborations.

The Company's success is dependent on intellectual property rights held by it and third parties and its interest in such rights is complex and uncertain.

Galapagos' success will depend to a large degree on its own, its licensees' and its licensors' ability to obtain and defend patents for each party's respective technologies and the products, if any, resulting from the application of such technologies. One patent family has been issued to the Company as of the date of this Prospectus, and the Company has numerous applications awaiting approval. In the future, Galapagos' patent position might be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in patents covering the Company's technology and its drug targets has emerged to date. Accordingly, the Company cannot predict the breadth of claims allowed in its or other companies' patents.

The degree of future protection for the Company's proprietary rights is uncertain and the Company cannot ensure that:

- It was the first to make the inventions covered by each of its pending patent applications;
- It was the first to file patent applications for these inventions;
- Others will not independently develop similar or alternative technologies or duplicate any of the Company's technologies;
- Any of the Company's pending patent applications will result in issued patents;
- The claims of issued patents will adequately protect the products to be developed;
- Any patents issued to the Company or its collaborators will provide a basis for commercially viable products or will provide the Company with any competitive advantages or will not be challenged by third parties;
- It will develop additional proprietary technologies that are patentable; or
- The patents of others will not have a negative effect on the Company's ability to do business.

The Company relies on trade secrets to protect technology where it believes patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While the Company requires employees, collaborators and consultants to enter into confidentiality agreements, it may not be able to adequately protect its trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.

The Company is a party to certain in-license agreements that are important to its business, and it generally does not control the prosecution of in-licensed technology. Accordingly, Galapagos is unable to exercise the same degree of control over this intellectual property as it exercises over its internally developed technology. Moreover, some of the Company's academic institution licensors, research collaborators and scientific advisors have rights to publish data and information to which the Company has rights. If Galapagos cannot maintain the confidentiality of its technology and other confidential information in connection with its collaborations, then its ability to receive patent protection or protect its proprietary information will be impaired. In addition, some of the technology the Company has in-licensed relies on patented inventions developed using US government resources. For additional information concerning the Company's intellectual property, see "*The Company, Patents and intellectual property*".

If a dispute arises regarding the infringement or misappropriation of the proprietary rights of others, such dispute could be costly and result in delays in the Company's research and development activities.

The Company's success will also depend, in part, on its ability to operate without infringing on or misappropriating the proprietary rights of others. There are many issued patents and patent applications filed by third parties relating to technology, products or processes that are similar or identical to those of the Company or its licensors, and others may be filed in the future. There can be no assurance that Galapagos' activities, or those of its licensors, will not infringe patents owned by others. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights, and the Company does not know if it or its collaborators would be successful in any such litigation. Any legal action against the Company's collaborators or the Company claiming damages or seeking to enjoin commercial activities relating to the affected products, its methods or processes could:

- Require its collaborators or the Company to obtain a license to continue to use, manufacture or market the affected products, methods or processes, which may not be available on commercially reasonable terms, if at all;
- Prevent the Company from using the subject matter claimed in the patents held by others;
- Subject the Company to potential liability for damages;
- Consume a substantial portion of its managerial and financial resources; and
- Result in litigation or administrative proceedings that may be costly, whether the Company wins or loses.

If the Company or its licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, the Company or its licensees may be unable to develop or market products based on its technologies.

Galapagos may be unable to earn revenues from products based on its technologies or from its own products if a third party does not grant the Company or its licensees a necessary license or offers a license only on unacceptable terms. Before the Company can market some of its products, it may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that Galapagos may wish to use or products that are similar to products that may be developed using its technologies. If these patent applications result in issued patents, the Company may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, Galapagos may be required to alter its technologies or potential products, or to avoid or stop certain activities. The Company's licensees may face similar problems.

If product liability lawsuits are successfully brought against the Company, it may incur substantial liabilities and may be required to limit commercialization of its products.

The testing and marketing of medical products entail an inherent risk of product liability. If Galapagos cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialization of its products. The Company currently does not have product liability insurance and its inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products it develops, alone or with corporate collaborators. Galapagos or its corporate collaborators might not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances the Company is entitled to be indemnified against losses by its corporate collaborators, indemnification may not be available or adequate should any claim arise.

The Company has no experience in conducting clinical trials and manufacturing. The Company's lack of experience and need to rely on third parties may delay its clinical trials.

Galapagos has no experience in conducting the clinical trials necessary to obtain regulatory approval. Consequently, the Company may encounter problems in clinical trials that would cause the Company or the appropriate regulatory authorities to delay, suspend or terminate these trials. These problems could include the inability to conduct clinical trials at preferred sites, or the failure to enroll sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all. Galapagos also intends to use third parties to conduct clinical trials on its behalf and any failure of these third parties to perform under their arrangements with Galapagos in a timely manner may delay or terminate clinical trials. A delay or termination of clinical trials would result in a delay or inability to obtain the regulatory approval necessary for commercial distribution of potential products.

The Company's research and development efforts will be seriously jeopardized if the Company is unable to attract and retain key employees and relationships.

Being a small company with only 66 employees as of the date of this Prospectus, the Company's success depends on the continued contributions of its principal management and scientific personnel and on its ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. In particular, Galapagos' research programs depend on its ability to attract and retain highly skilled chemists and other scientists. If the Company loses the services of certain personnel, including, in particular, members of its management team, its research and development efforts could be seriously and adversely affected. Although Galapagos generally has not experienced problems retaining key employees, its employees can terminate their employment with Galapagos at any time. The Company also expects to encounter difficulty in attracting enough qualified personnel as its operations expand and the demand for these professionals increases, and this difficulty could impede significantly the achievement of its research and development objectives.

The Company may be subject to damages resulting from claims that the Company or its employees or scientific consultants have wrongfully used or disclosed alleged trade secrets, proprietary information or confidential intellectual property of their former employers.

A number of Galapagos' employees or scientific consultants were previously employed at biotechnological or pharmaceutical companies, including its competitors or potential competitors. Although no claims against the Company are currently pending, it may be subject to claims that these employees or scientific consultants or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information or confidential intellectual property of their former employers. Litigation may be necessary to defend against these claims. Even if Galapagos is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work or scientific consultants could hamper or prevent Galapagos' ability to commercialize certain product candidates, which could severely harm its business.

The Company's information technology systems could face serious disruptions that could adversely affect its business.

Galapagos' information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and fiber connection to the internet, face the risk of systemic failure that could disrupt its operations. Although the Company has disaster recovery plans in place, its internal infrastructure systems might be vulnerable to damage and interruption. A significant disruption in the availability of its information technology and other internal infrastructure systems could cause interruptions in its service to customers, delays in its research and development work or the loss or delay of client relationships.

If the Company uses biological and hazardous materials in a manner that causes injury or violates laws, it may be liable for damages.

The Company's research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. Galapagos cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, the Company could be held liable for damages that result, and any liability could exceed its resources. The Company is subject to laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant. Currently the Issuer's subsidiary in the Netherlands, Galapagos Genomics BV, operates under an environmental management act permit that was issued in 1998 to Crucell. Possibly, a new permit must be applied for in the near future.

The Company is exposed to credit risk on accounts receivable from certain of its counterparties.

None of Galapagos' trade receivable accounts are covered by collateral or credit insurance, and Galapagos therefore bears the risk that one of its counterparties will be unable to pay against their trade receivable accounts. In the event that any of the Company's large counterparties are unable to pay against their trade receivable accounts, the Company could suffer a decline in proceeds and profitability. Although Galapagos has procedures to limit its exposure to credit risk from its counterparties, there is no assurance that it will be able to limit its potential loss of proceeds from clients who are unable to pay in a timely manner.

If ethical, legal and social issues related to the use of genetic technology and animal testing negatively affect regulatory approval, patentability or market acceptance of the Company's core technologies and of the products developed using these technologies, the Company would not be able to generate revenues from those products or its technologies.

The commercial success of Galapagos' core technologies and any potential product resulting from these technologies will depend in part on market acceptance of these technologies and resulting products. The

use of genetic technology and the necessary animal testing in some of its research and development could generate negative publicity for the Company and public expressions of concern could result in stricter governmental regulation. Any of these factors could delay the successful development of potential products.

The Issuer has not paid dividends since the start of its operations in 1999, and does not expect to pay dividends on the Shares in the foreseeable future.

The payment of dividends in the future will depend, among other things, upon the Issuer's earnings, capital requirements, including but not limited to a legally required reserve equal to the amount of capitalized development costs, and Galapagos' operating and financial condition. Currently, the Issuer does not expect to pay dividends on the Shares in the foreseeable future.

Furthermore, the Issuer's general reserve must be sufficient for any dividend payment. There can be no assurance that the Issuer will generate sufficient earnings to allow it to pay dividends, and if the Issuer does, the Shareholders Meeting of the Issuer may elect to reinvest instead of paying dividends. See also "*Description of the Shares and corporate structure, Dividend policy*".

Risks related to the Offering

The Offer Price will be considerably higher than the net asset value per Share.

Investors purchasing Shares in the Offering will pay a price per Share that will in any case be higher than the par value of the Shares (€5.45 per share) and that therefore will substantially exceed the value of Galapagos' assets after subtracting liabilities (€1.67 per share). See "*The Offering, Offer Price*" for a description of the pricing procedure, which will be based on a bookbuilding with institutional investors.

Dilution resulting from the exercise of outstanding warrants in the future and possible future capital raises could adversely affect the price of the Shares.

The dilution resulting from the exercise of outstanding warrants could adversely affect the price of the Shares. See also "*Management and employees, Warrant plans*".

In addition, the Issuer may decide to raise capital in the future through public or private (convertible) debt or equity financings by issuing Shares or preferred financing shares, debt or equity securities convertible into Shares, or rights to acquire these securities, and exclude or limit the preferential subscription rights pertaining to the then outstanding Shares. If the Issuer raises significant amounts of capital by these or other means, it could cause dilution for its existing shareholders.

The Company may allocate the net proceeds from this Offering in other ways than initially indicated to cope with the changing business environment or opportunities.

The Company will have significant flexibility in applying the net proceeds of this Offering and could use these proceeds for purposes other than those contemplated at the time of the Offering.

There has been no prior public market for the Shares, investors may not be able to sell the Shares at or above the Offer Price and there may not be an active, liquid trading market for Galapagos' Shares.

Prior to the Offering, there has been no public market for the Shares, and an active public market for the Shares may not develop or be sustained after the Offering. Investors may not be able to sell their Shares quickly or at the market price if trading in the Company's Shares is not active. The Offer Price will be determined following a bookbuilding procedure as described in "*The Offering, Offer Price*" and on the basis of discussions between the Lead Managers and the Company and may not be indicative of future market prices, which may fall below the Offer Price.

An active trading market for Galapagos' Shares may not develop following this Offering.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future.

The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price and volatility of the Shares:

- Announcements of technological innovations or new commercial products or collaborations by Galapagos' competitors or Galapagos itself;
- Developments concerning proprietary rights, including patents;
- Developments concerning its collaborations;
- Publicity regarding actual or potential medical results relating to products under development by its competitors or the Company;
- Regulatory developments in Europe, the United States and other countries;
- Litigation; or
- Economic, monetary and other external factors.

The Company expects that its interim results of operations will fluctuate, and this fluctuation could cause the market price of its Shares to fall, causing investor losses.

Galapagos' interim operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the market price of its Shares to fluctuate significantly or decline. Some of the factors that could cause its operating results to fluctuate include:

- The timing of entering into and the expiration of license agreements and co-development arrangements;
- The success rate of its own and its licensees' discovery efforts leading to royalties and other payments;
- The timing and willingness of its licensees to commercialize products which would result in royalties and other payments; and
- General and industry specific economic conditions, which may affect its own and its licensees' research and development expenditures.

A large portion of the Company's expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of its expenses and its revenues. Accordingly, if revenues decline or do not grow as anticipated, Galapagos may not be able to correspondingly reduce its operating expenses and may suffer losses accordingly. Due to the possibility of fluctuations in its revenues and expenses, the Company believes that period-to-period comparisons of its operating results are not a good indication of its future performance. The Company's operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the market price of its Shares would probably fall.

If securities or industry analysts do not publish research or reports about the Company, or if they change their recommendations regarding the Shares adversely, the Share price and trading volume could fall.

The trading market for the Shares will be influenced by the research and reports that industry or securities analysts publish about the Company or its industry. If one or more of the analysts who cover Galapagos, or its industry, downgrade the Shares, the market price of the Shares would likely fall. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which in turn could cause the market price of the Shares or the trading volume to fall.

If the Company's shareholders sell substantial amounts of the Shares after the Offering, the market price of the Shares may fall.

If shareholders sell substantial amounts of the Shares, the market price of the Shares may fall. These sales might also make it more difficult for the Issuer to issue or sell equity or equity-related securities in the future at a time and price that the Issuer deems appropriate. Also see "*Principal shareholders and lock-up agreements*".

Galapagos will incur increased expenses as a result of being a public company.

As a public company, Galapagos will incur significant legal, accounting and other expenses that it did not incur as a private company. For example, as a result of becoming a public company, the Company hired additional independent board members, created an Executive Committee and adopted additional policies

regarding corporate governance. In addition, Galapagos will incur increased costs associated with investor relations and public company reporting requirements in Belgium, as well as listing costs.
The Company also expects these new rules and regulations to make it more difficult and expensive for the Company to obtain director and officer liability insurance, and it may be required to accept low policy limits and coverage or incur substantial costs to obtain adequate coverage.

If Galapagos' largest shareholders choose to act together, they may be able to control Galapagos' management and operations, acting in their best interests and not necessarily in those of other shareholders.

Following completion of the Offering, some of Galapagos' Pre-IPO Shareholders may together have the ability to influence or determine decisions requiring approval by shareholders. They may exercise this ability in a manner that advances their best interests and not necessarily those of other shareholders. The Company is not aware of the existence of any agreement to act together or cooperate in such a manner except for the agreement among the Pre-IPO Shareholders in the lock-up agreement whereby they will consult each other and those willing to sell will act together if the Lead Managers would consent to a sale of Shares prior to the end of the 2 years lock-up period.

The anti-takeover provisions in the Company's Articles of Association and the laws of Belgium may prevent a beneficial change in control.

The Articles of Association authorize the Board of Directors to take the following actions in the event of a public takeover: (i) to increase the Issuer's capital in one or more occasions as from the date of the notification by the BFIC to the Issuer of a public takeover offer on the Shares and (ii) to acquire Shares representing up to 10% of the Issuer's capital.
Under Belgian law, public takeover bids on all the outstanding voting securities issued by the Issuer are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Furthermore, in the event that an individual or a company intends to acquire the joint or exclusive control of the Issuer through one or several transactions and the price of the contemplated transfer includes a control premium, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for Shares during the 12 months preceding the acquisition of control of the Issuer. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price.
All these measures and provisions may have the effect of substantially discouraging a takeover bid by a third party.

As the Shares will be listed and traded on Euronext Brussels and Euronext Amsterdam on an "as-if-and-when-issued" basis as of the Listing Date until the envisaged Closing Date, Euronext Brussels and Euronext Amsterdam may annul all transactions effected in the Shares if the Offer Shares are not issued on the envisaged Closing Date.

As of the Listing Date until the envisaged Closing Date, the Shares will be listed and traded on Euronext Brussels and Euronext Amsterdam on an "as-if-and-when-issued" basis. Investors that wish to enter into transactions in the Shares prior to the envisaged Closing Date, whether such transactions are effected on Euronext Brussels, on Euronext Amsterdam or otherwise, should be aware that the Closing Date may not take place on 4 May 2005, or at all, if certain conditions or events are not satisfied or waived or do not occur on or prior to such date. Such conditions include the receipt of officers' certificates and legal opinions and such events include the suspension of trading on Euronext Brussels or Euronext Amsterdam or a material adverse change in the Issuer's financial condition or business affairs or in the financial markets. Euronext Brussels and Euronext Amsterdam have indicated that they will annul all transactions effected in the Shares if the Offer Shares are not issued on the envisaged Closing Date. Euronext Amsterdam has indicated it cannot be held liable for any damage arising from the listing and trading on an "as-if-and-when-issued" basis as of the Listing Date until the envisaged Closing Date.

THE COMPANY

The reader is advised to read the "A brief overview of Galapagos" before reading this section. In addition, see "Glossary and definitions, Business glossary and definitions", which explains most terminology.

Introduction

Galapagos is a biotechnology company focused on the identification of disease modifying drug targets and the subsequent development of breakthrough medicines based on these targets. It has a novel approach to drug discovery combining genome-wide knock-in and knock-down of human proteins with cell based assay systems to analyze human biological functions. The technology has two pillars: (i) a proprietary target discovery platform of adenoviruses containing human gene sequences and (ii) functional cellular assays that mimic human diseases. This combination has enabled Galapagos to identify and validate novel drug targets in a substantial number of major diseases. Other approaches such as positional cloning and expression studies have often been based on the association of human gene sequences and the proteins they encode with disease states. In contrast to this, the heart of the Galapagos target discovery system is not a gene association, but the ability to directly link a specific protein with the cause of a disease by functionally analyzing collections of human proteins in well-accepted disease models using primary human cells. These assays lead directly to individual proteins that can be used as drug targets with the aim of developing medicines to control the disease. With this technology, the Company has successfully discovered and validated novel drug targets in osteoarthritis, osteoporosis, rheumatoid arthritis, Alzheimer's disease and asthma.

The Company's proprietary drug targets are the cornerstones of its drug discovery programs. Based on (i) the existence of large markets with high unmet medical needs, (ii) the close linkage between the disease areas, and (iii) the availability of relevant disease models, Galapagos has decided to focus on the bone- and joint- diseases osteoarthritis, osteoporosis and rheumatoid arthritis. Targets outside these disease areas are selectively out-licensed. In January 2005, the Company announced an alliance with GlaxoSmithKline on its asthma targets for drug discovery. In addition, the Company anticipates to partner its Alzheimer's disease program in 2005.

The Company's business model is to create long-term value in drug discovery in its chosen core disease areas. In parallel to the proprietary drug discovery programs, the target discovery technology is leveraged in fee-for-service activities for the pharmaceutical and biotech industries through its business unit Galadeno, bringing funding and expertise to support its long-term goals. Galadeno has been profitable on a "fully-loaded" basis since 2002. Galadeno has secured partnerships with top tier pharmaceutical and biotech partners and plans to continue marketing its technology platform and partnering its target portfolio. Recent corporate alliances with GlaxoSmithKline, Vertex and Wyeth underscore the Company's value proposition in identification and validation of unique targets. Since June 2004, Galadeno has been operating as a business unit of Galapagos with independent strategic and financial planning.

Concise history

Galapagos was founded in 1999 as a joint venture between Crucell (formerly IntroGene, a biotechnology company incorporated in the Netherlands and listed on Euronext Amsterdam since October 2000) and Tibotec (a pharmaceutical research and development company incorporated in Belgium and a subsidiary of Johnson & Johnson). The collaboration was the result of an IntroGene program to use adenoviral technology for functional genomics applications in 1998. The combination with Tibotec's robotics and data management capabilities enabled the development of a high-throughput target discovery and validation platform. From the start, Galapagos operates a hybrid business model, combining internal discovery programs with service activities. The joint venture operated until 2002 when the Company raised €23.4 million in a private placement. We refer to the "*Description of the Shares and corporate structure, History of share capital*" for further details on this private placement.

Galapagos' strategy

The Company's strategy is to create an innovative drug discovery company that develops breakthrough medicines for the treatment of bone and joint diseases. In line with this strategy, its business model contains the building blocks to maximize the present and near-term revenues of its target discovery technology, while preserving the long-term value of the development of novel drugs. The Company focuses on:

- Building a profitable business unit Galadeno;
- Building a strong intellectual property position around its technology platform and the drug targets; and
- Leveraging the targets into a pipeline of novel disease modifying drug candidates.

Executing this strategy will meet the following goals:
- Maintaining a prominent position in target discovery and validation; and
- Becoming a leader in the development of novel therapies for bone and joint diseases.

Maintaining a prominent position in target discovery and validation

Galadeno addresses the industry's demand for effective discovery and validation of drug targets in human systems, offering the following tools and services:
- Adenoviral collections targeting the human genome, including siRNA based protein knock-down (SilenceSelect) and cDNA based protein knock-in (FLeXSelect) libraries;
- Production of custom adenoviruses expressing siRNA and cDNA constructs; and
- Target discovery screening and validation services, including assay design using primary human cells.

Galadeno assists partners with the prioritization of their therapeutic targets for further development. Galadeno's products are of proven value in the industry to discover novel drug targets, protein therapeutics, antibody targets, diagnostic markers as well as nutraceutical ingredients, as a result of which its platform has been partnered successfully with pharmaceutical and biotech companies like AstraZeneca, Boehringer Ingelheim and Pfizer. Galapagos intends to maintain the prominent position of Galadeno as the innovative target discovery engine and this division will remain an important driver for its near-term growth.

Becoming a leader in the development of novel therapies for bone and joint diseases

Galapagos' long-term strategy is to develop breakthrough medicines based on novel "mechanism-of-action" therapies for the treatment of the following bone and joint diseases:
- Osteoarthritis;
- Osteoporosis; and
- Rheumatoid arthritis.

Galapagos has decided to focus its drug discovery efforts on these diseases as these:
- Address large markets with high underserved medical needs that are growing because of the ageing population. Focusing on diseases that affect mainly the elderly and that are currently underserved provides a multi-billion euros market opportunity;
- Are closely linked which provides synergy with regard to expanding disease expertise in the Company and in future product development, including design of clinical trials; and
- Have relevant *in vitro* disease models requiring the use of primary human cells and long-term knock-in or knock-down of the protein, providing a competitive advantage for Galapagos in the discovery of targets using its technology platform.

The proprietary targets identified by Galapagos for these three diseases are now progressing through drug discovery with the aim of bringing novel drugs into the clinic and onto the market. Future approval of novel drugs in each of the three bone and joint diseases will require extensive clinical studies and regulatory expertise. Furthermore, an extensive marketing and sales organization will be needed to capture the mar-

ket potential of the new drug. Galapagos therefore intends to partner its programs during pre-clinical or clinical development, including at the point where a clinical effect of the drug has been shown in humans. With this approach, Galapagos will obtain adequate funding for its total drug development program, gain access to expertise and infrastructure, and secure long-term value of the products.

In the next three years[4] Galapagos drug discovery intends to:

- Become a leader in the discovery of novel "mechanism-of-action" based therapies for bone and joint diseases;
- Build the research and development capacity, capable of delivering one clinical candidate and two pre-clinical candidates per year from 2007 onwards;
- In-license pre-clinical compounds to strengthen the development pipeline that will result in a clinical molecule in 2006; and
- Out-license the intellectual property, including the drug targets, of the Alzheimer's disease program.

Industry background

In order to sustain growth, each major pharmaceutical company needs to bring new drugs to the market each year. However, traditional drug discovery methodologies have fallen short of this goal. Consequently, the pharmaceutical industry faces a product pipeline gap it cannot close by the current in-house development efforts. In addition, expiration of patents on a large number of blockbuster drugs puts pressure on the industry to fill the pipeline with innovative new drugs. As pricing pressure builds on follow-on products against known targets, premium pricing requires breakthrough medicines based on new mechanism-of-action targets with disease modifying activity. The development of such drugs is dependent on the discovery of the key disease causing proteins.

This situation creates a need for tools that identify and successfully validate novel targets that form the basis for the discovery of new medicines. Indeed, pharmaceutical companies are increasingly looking for opportunities to expand their product development pipeline, through both in-licensing of (pre-) clinical drug candidates as well as partnering with biotechnology companies in selected disease programs.

Drug discovery process

The drug discovery process can be divided into several phases. Figure 1 shows an overview of these phases and the main activities within these phases. In addition, the figure shows rough estimates of the durations of the phases, based on historical statistics. It should be noted that not all borders between the phases are strictly defined. Activities in certain phases could extend into adjacent phases and activities in adjacent phases could be executed in parallel instead of sequentially.

[4] Under the assumption the Shareholders Meeting of the Issuer decides positively upon the continuation of the activities if and when the Issuer's net assets fall below half of its share capital. This is expected to take place within 1 year after the closing of the Offering, assuming the Offering is fully subscribed.

Product development

	Target discovery	Hit identification	Lead identification	Lead optimisation	Preclinical studies	Investigational New Drug application
• **Activities**	• Identification of a target (a human protein that plays a key role in a disease process) • Validation of the disease-modifying potential of the target	• Identification of a compound that modulates the activity of the target	• Characterisation of structure -acti-vity relationship of compounds designed around the hit • Optimisation of affinity and selectivity of the compound • Early assessment of ADME (absorption, distribution, metabolism and excretion) properties by computer simulation	• Optimisation of the lead into a molecule with drug-like characteristics • Optimisation of drug characteristics like ADME properties, toxicity, bioavailability and solubility	• Assessment of safety and biological efficacy in laboratory and animal studies • Patenting of compound usually takes place in this phase • Optimisation of pharmacokinetic properties	• Obtainment of approval from competent authorities to initiate trials in humans
• **Typical duration**	• 1 – 4 years	• 0.5 years	• 1 years	• 1.5 years	• 1.5 years	• 1 month

Clinical trials

	Investigational New Drug application	Phase I studies	Phase II studies	Phase III studies	New Drug Application	Sales (and Phase IV studies)
• **Activities**	• ...	• Trials in less than 100 healthy volunteers • Assessment of safety • Establishmenet of safe dosage for future trials • Investigation of the drug's absorption, distribution in the body and elimination from the body	• Trials in up to several hundreds of patients • Assessment of efficacy and optimal dosage	• Trials in several hundred to several thousand patients • Statistically significant affirmation of efficacy, dosage and safety • Continued monitoring for possible adverse effects • Comparison with other existing treatments or placebo • Study of combination with other existing treatments	• Obtainment of approval from competent authorities to market the new drug	• Marketing • Prescription of the treatment by physicians • Continued monitoring for possible side effects • (Possible additional research to support marketing efforts and develop extensions of the product) • (Possible Phase IV studies to evaluate long-term or combination therapies' effects)
• **Typical duration**	• ...	• 1 year	• 1 – 2 years	• 1.5 – 3 years	• 0.5 – 2 years	• 10 years

Figure 1: Indicative overview of the drug discovery process

Traditional drug discovery

Most marketed drugs today have been discovered through a traditional drug discovery process that involves screening compounds in disease models. Understanding the intracellular processes underlying the disease is important to increase the success of drug screening. Lacking this, it is necessary to screen large numbers of randomly selected compounds in order to obtain a desired change in a disease model. While this approach has successfully produced drugs, it has a number of disadvantages:

- Inefficient: it is labor-intensive, time-consuming and inefficient at identifying targets;
- Lack of productivity: it results in relatively few new drug candidates;
- Lack of information: it produces limited information about the intracellular processes to guide target selection and subsequent drug development; and
- Risk of side effects: it has a higher chance of producing drug candidates with a high risk of serious side effects.

Recent advances in genomics

Recent technological advances such as the Human Genome Project (sequencing the entire human genome), spurred the hope that knowledge of the entire human DNA sequence would provide an understanding of the role of the genes and corresponding proteins in diseases, and therefore lead to targets for drug discovery. Sequence data in themselves, however, generally do not provide information about the function of the genes, let alone their role in a particular disease.

Genomics technologies focus on those genes that may be responsible for changes in the behavior of cells under disease conditions. Technologies like "expression profiling", "micro-arrays", "genetic linkage" and "gene chips" have turned up large numbers of genes that can be correlated with diseased versus healthy individuals. A shortcoming of these technologies, however, is that a causative link between gene function and disease is not established.

Galapagos' approach

Galapagos has built focused collections of arrayed adenoviruses that either knock-down or knock-in individual proteins. It studies in high-throughput the effect of individual proteins in relevant disease models. The adenovirus enables the use of primary[5] human cells in the cellular disease assays. The Company has constructed a collection of over 18,000 individual adenoviruses that deliver siRNAs for human protein knock-down or cDNAs for human gene knock-in. This collection harbors those genes that are of most pharmaceutical interest, the so-called drugable genome.

Galapagos' collections are well accepted by the industry for target discovery and target validation, offering these unique properties:

- Efficient delivery of knock-ins and knock-downs into human cells;
- Comprehensive gene collections focused on the human drugable genome;
- Formatted for automated, high-throughput analysis; and
- Proven track record in disease biology driven identification and validation of novel drug targets.

Galapagos employs the collections of arrayed adenoviruses in combination with assay systems mimicking various human diseases. Galapagos has industrialized the process of drug target identification by functional and high-throughput screening of the drugable genome in human cells. It is able to look at the effect of switching a gene on or off in a gene selective way with high-throughput and using primary human cells and associated assays for various diseases, leading to the identification of proteins that play a role in the specific disease of interest. By further validating these proteins in more advanced studies, Galapagos is able to identify novel targets that are responsible for the desired effect in the cellular assay.

---

[5] Primary human cells closely reflect the *in vivo* situation and are preferred by the industry for target discovery over animal cells, transformed human cell lines or model organisms such as C. *elegans* (worm) or *Drosophila* (fruitfly).

It is known that the vast majority of diseases have a genetic basis and that diseases can be managed by therapeutic intervention at the appropriate point in a biological pathway or process. Galapagos' technology increases the ability to identify the optimal point to intervene in a pathway in order to develop more effective drugs for that disease. The Company's technology allows for the identification of drug targets using biological methods rather than relying on the extensive process of traditional drug discovery methods.

The Company has designed its screening programs using a "critical-path" methodology that is fundamentally different from conventional genomics technologies. Galapagos functionally identifies potential targets by first designing assays for disease-relevant biology. By further validating these proteins in more advanced studies, Galapagos is able to identify validated targets that regulate key disease pathways and that can causally change a disease process when manipulated by a drug.

With this approach, the Company is able to rapidly analyze virtually all of the drugable genome and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology. In this way, Galapagos aims to reduce the risk of failure in drug discovery by entering only highly validated, high-quality targets into development, which are, to the best of its knowledge, not available to competitors. Galapagos believes this provides a significant and substantial competitive advantage in its core disease programs.

Technology

Adenoviral technology

In order to study proteins in human cells, Galapagos takes advantage of adenoviruses. This virus has been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. It has been made "replication incompetent", meaning it is unable to reproduce in any cell type, other than the PER.C6 cell line which is used for the production of the virus. Because the virus cannot reproduce in other cell types, it will minimally interfere with the human cell behavior when used in human cell based assays, but instead increase expression of RNA coded for by the DNA that was inserted in the viral genome. The advantages of using the Galapagos proprietary adenoviruses for target discovery are:

- Efficient delivery of the human DNA into any human cell, which allows the use of primary cell types in the design of screening assays;
- Long-term expression of the human DNA, lasting up to 2 or 3 weeks after introduction in the cell of the DNA by the virus, which is a requirement in certain cellular disease models that need long-term presence of the knock-in or knock-down effect (by example the differentiation assays that form the basis of the bone and joint discovery programs); and
- Reproducibility of the system that can be easily scaled up and automated to enable high-throughput screening of large adenoviral collections in arrayed format.


DNA insert
(expressing DNA for knock-in or siRNA
for knock-down)
adenoviral DNA
human cell
PER.C6® cell line
adenovirus
in vivo

Figure 2: Adenoviral technology

As shown in figure 2, for the knock-down viruses a short piece of DNA is inserted into the virus, which, upon infection of a cell by the virus, causes the cell to make a small strand of RNA (siRNA) that specifically "silences" the expression of the targeted gene by reducing the RNA of the gene as well as the amount of corresponding protein in the cell. For the knock-in viruses, a human gene (a "cDNA") is inserted in the virus, so that upon infection of a cell by the virus, this cell starts to produce (more of) the corresponding protein.

High-throughput assay development

Cellular assays are the basis for the "functional" discovery of novel targets. The assays are designed around key disease pathways using primary human cells. In the assays, cells in wells of microtiter plates are infected with the arrayed collections of knock-down and knock-in adenoviruses, whereby cells in a well are infected with one specific adenovirus, followed by the detection of any change in cellular behavior or phenotype. Galapagos has automated this process and the high-throughput analysis takes place in an arrayed set-up of the adenoviral collections using 96- or 384-well based plate systems. Assays that have been configured for this platform model a disease biology as close as possible and include reporter based, proliferation, differentiation and ELISA assays. These are fully automated and are supported by an integrated laboratory information management system (LIMS) to ensure seamless project management from project concept to drug target identification. Using this platform, Galapagos can functionally screen each of over 130,000 individual adenoviruses in complex cell based assays in less than three months.

Bioinformatics

The bioinformatics team has built extensive expertise in scientific data management. Around a set of proprietary databases containing information on potential drug targets, the Company has built tools to support its drug target identification and validation work. This comprises:

- Software to integrate and report experimental data;
- Bioinformatic algorithms and statistical methods to support target validation experiments; and
- Procedures to make third party (public domain as well as private) information readily accessible.

These tools help the Company in the consolidation of knowledge on the role of potential drug targets and the selection of targets progressing into drug discovery research. As most of the databases and tools have been built in-house, Galapagos has control over these and can adapt the systems for future needs towards drug discovery, without compromising support for current business activities.

Medicinal chemistry and biochemistry

The initial chemistry activities have been outsourced with BioFocus in the UK. Galapagos is expanding its medicinal chemistry group to support its internal drug discovery programs. Galapagos has initiated the construction of a chemistry laboratory to become available for the medicinal chemistry group by autumn of 2005. The Company has established a biochemistry group, whose task is to provide biochemical and cellular assays to drive medicinal chemistry programs. This group has extensive expertise in screening adenovirus- as well as compound-libraries in cell-based assays.

In vivo disease models and safety pharmacology

Galapagos has selected pre-clinical proof-of-principle animal models for its core therapeutic areas. This work is conducted in-house or outsourced to academic and commercial organizations running certain specific models. Safety assessment in animal models is intended to include mutagenicity, toxicology and safety pharmacology. The Company plans to outsource these assays to contract research organizations, similar to customary pharmaceutical companies practice.

Clinical development

The Company has recruited Dr. Gustaaf Van Reet, who headed Janssen Pharmaceutica, as VP Corporate Development. Dr. Van Reet will be instrumental in building a core clinical group to progress pre-clinical candidates through the various stages of development. This group is scheduled to source most activities

from contract research organizations to secure a flexible access to development activities. With this clinical group, Galapagos aims to be well-positioned to in-license additional compounds for further (pre-) clinical development.

Company structure

Business unit Galadeno

Galadeno was established as a separate business unit to offer adenoviral tools and services to meet the industry's ongoing target discovery and validation needs. Galadeno sells adenoviral constructs either individually or in sets, and carries out gene function studies on contract using sophisticated disease models. These reagents and screening services have been applied in target identification and validation programs through several external partnerships with pharmaceutical and biotechnology companies.

Products

Galadeno markets the siRNA knock-down viruses under the brand name "SilenceSelect", and the gene knock-in viruses under the brand name "FLeXSelect". The SilenceSelect collection contains viruses directed against over 4,700 transcripts, corresponding to an estimated 3,700 drugable genes. This collection is scheduled to be expanded over time, to include other classes of genes of interest to the Company as well as to partners. The FLeXSelect collection contains almost 2,000 full-length human genes. An additional library of knock-in viruses containing gene sequences from placenta tissue is specifically aimed at broad genome-wide knock-in screens, and is marketed as "PhenoSelect". These collections of adenoviruses are array-formatted for automated, high-throughput use. Galadeno also offers de novo custom production of adenoviral vectors under the brand name "AdenoSelect" containing either knock-down or knock-in sequences specifically requested by the customer.

Overview of SilenceSelect knock-down collection, targeting 4,700 transcripts

Kinases	1,121	Nuclear Hormone Receptors	67
GPCRs	455	PDEs	40
Proteases	717	Receptors	396
Ion channels	358	Cytochrome P450	80
Phosphatases	313	Other drugables	266
Transporters	264	Enzymes	626

Table 2: The SilenceSelect collection

Services

Galadeno offers contract research services based on the production of custom adenoviruses as well as design of disease models in cellular assays together with high-throughput screening of SilenceSelect and FLeXSelect collections to discover novel protein targets. Galadeno can turn around production of custom adenoviruses to the customer in 3 months, whereas it can provide results from an assay screen with SilenceSelect and FLeXSelect within a 6-9 month timeframe. Proteins identified in these screens are further validated through a series of increasingly complex disease models. Through this process, the number of possible disease-causing proteins is narrowed down to a small number of proteins that have been shown to regulate the disease pathology in functional studies and are therefore of potential interest for drug development.

Market description

The market for these functional genomics technologies is significant and is expected to remain so for at least the next decade. The trend is continuing towards pharmaceutical companies outsourcing their target discovery activities as they are focusing on drug discovery based on validated targets. With 2002 revenues

at around €720 million, Scope[6] forecasts the functional genomics market to become more dominant in the future and to increase to around €1.7 billion by 2007. According to Scope, the industry is expected to grow at a rate of around 18 percent per annum until 2007. The functional genomics industry is highly fragmented but is seeing increased consolidation in the form of alliances and acquisitions with the action being primarily concentrated in the US and Europe. Sales of siRNA products in particular are growing rapidly. From an estimated $38 million (€29 million at an exchange rate of 1.3 $/€) in sales in 2003, BioWorld[7] projects that the worldwide market for siRNA products will grow to $271 million in 2008 (€208 million at a constant exchange rate of 1.3 $/€). Galadeno is active in the broad functional genomics market but also more specifically in the faster growing market for siRNA products. Therefore, and because the market is very diversified and limited or no financial information is available on the other participants in this market, the market share of Galdeno nor that of other participants can be reliably estimated.



In € million
250
200
150
100
50
0
29
48
62
107
186
208
2003
2004
2005
2006
2007
2008

Source: BioWorld

Figure 3: Worldwide sales for siRNA products

Galadeno's market position

The adenoviral technology platform used by Galadeno has the ability to identify and validate targets through knock-down and knock-in of drugable genes, both in *in vitro* and *in vivo* cellular systems. The ability of the Company's viruses to deliver human DNA sequences to cultures of primary human cells is a crucial technological and commercial advantage. These primary cells closely reflect the *in vivo* situation and are preferred for target discovery over other cell types. Competing technologies to introduce genes into cells suffer from various combinations of inefficient transfection, a short window of efficacy and high variability. Adenoviral expression of the human DNA sequences have shown long-lasting effects, measured in weeks instead of hours or days (as is the case for competing technologies), which allows the study of a far broader range of therapeutically important effects.

Revenue is generated by sales of adenoviruses, as sets from the collection or individually, and from advanced contract research services in target discovery and validation, including design and validation of cell based screening assays. Galadeno's products and services have a significant track record in the marketplace, which shows potential for significant sales growth in a new and growing market sector. Galadeno has recently recruited Mr. Cris McReynolds, who will, as a director of business development, operate out of California to further develop Galadeno's position in the US market.

[6] Scope Marketing & Information Solutions "The Global Functional Genomics Industry", November 2002.
[7] BioWorld "RNAi Report 2005 Market Developments, Opportunities and Challenges", 2004.

Competitors

A number of biotechnology companies (Ambion, Dharmacon, Qiagen) offer siRNA oligonucleotides corresponding to genes in the human genome, both in (drugable) collection format as well as on gene-by-gene, custom basis. The drawback of companies providing oligonucleotide or plasmid-based siRNA and gene reagents lies in the delivery limitations that are inherent to that approach. Nonetheless, the strength of these companies lies in their distribution channels, technical support network, as well as their sales and marketing infrastructure. Viral delivery of human gene sequences has significant advantages over transfection technologies, which Galadeno believes provides it with a strong competitive edge. Competing companies in the viral delivery field (MP Biomedicals) do not presently offer arrayed collections of viruses expressing siRNA or cDNA. Several companies (Xantos, Cenix Bioscience) compete with Galadeno in providing functional screens for target discovery and validation, but the Company believes that it has a superior technology platform and its track record in signing on corporate partners is superior to these competitors.

The markets in which Galadeno operates are intensely competitive and undergo continuous change. Competitors are numerous and vary widely in market position, size and resources. Competition depends on the market, client and geographic area involved, which include a broad spectrum of reagent and services providers (see "*Risk factors*"). Galadeno has demonstrated that it can compete effectively in its markets by signing service deals, sales of reagents and obtaining payments of milestones.

Business unit drug discovery

Over the past two years Galapagos has used the knock-in and knock-down adenoviral vector technology to discover and validate novel small molecule drugable targets in osteoarthritis, osteoporosis, rheumatoid arthritis, Alzheimer's disease and asthma. Potential drug targets have been identified for all of these disease areas. Patent applications have been filed on all protein targets identified in Galapagos' programs, securing intellectual property protection on the use of these proteins as targets for drug discovery in the diseases.

Status Galapagos drug discovery

Disease area	Clinical goal	Human primary cell model	Targets validated	Hit identification programs	Hit-to-lead programs	Animal model programs
Osteoporosis	Increase bone formation	Mesenchymal precursor cells	10 *	2		
Rheumatoid arthritis	Prevent and stop joint destruction	Synovial fibroblasts	14 **	1	2	
Osteoarthritis	Stimulate anabolic repair	Articular chondrocytes	14	1		
Alzheimer's disease	Reduce β-amyloid production	Hek293 and SH-SY5Y-cell lines (no primary cells possible)	17			2***

* An additional 70 targets in the validation process
** An additional 160 targets in the validation process
*** Target for which Fast Follower molecules are available

Table 3: Galapagos' current proprietary drug discovery pipeline

Galapagos' aim is to use the drug targets discovered in its bone and joint disease programs to build a pipeline of new chemical entities to treat these diseases. As Galapagos will likely not be able to pursue all of these targets and the corresponding drugs through clinical development, projects will also be partnered and licensed at various stages during development. Additionally, Galapagos aims to out-license the intellectual property generated in its Alzheimer's disease program.

Table 3 shows Galapagos' current proprietary drug discovery pipeline. All programs have successfully completed the lengthy process of target identification and have generated a substantial number of vali-

dated targets. Galapagos' most advanced program in its core disease area is the rheumatoid arthritis program for targets I & II, currently progressing through lead identification.

Fast follower approach

In its osteoporosis and Alzheimer's disease discovery programs, Galapagos has identified several targets for which there are already molecules that are, or have been, in the clinic, but for different therapeutic indications. Several of these molecules have already been validated by Galapagos for the new indication based on the target information using Galapagos' cellular disease models. These molecules provide potential licensing opportunities that can greatly shorten the time to the clinic, as these have already successfully passed pre-clinical development. Alternatively, the molecules are attractive starting points for medicinal chemistry to design related compounds for the targeted diseases as it is believed that these have a lower risk profile and a higher chance of making it to the clinic than novel identified compounds resulting from screening. This strategy currently allows Galapagos to advance fast follower molecules against certain targets it identified for Alzheimer's disease directly into animal model programs as presented in table 3.

As it will be 2007 before the first drug candidates based on Galapagos' proprietary targets are anticipated to enter the clinic, it will be important to strengthen Galapagos' pipeline in the meantime by selectively in-licensing compounds. This in-licensing strategy might result in product candidates for Galapagos outside the bone and joint diseases. It will enable Galapagos to build the clinical expertise and infrastructure for internal projects as well as accelerate the development of Galapagos into a biotech company with a balanced and well-filled pipeline. With the recruitment of Dr. Gustaaf van Reet, the Company is well-positioned to build a pre-clinical and clinical team and has the necessary expertise in seeking and executing the in-licensing of candidate drugs.


Target discovery
Hit identification
Lead identification
Lead optimisation
Preclinical studies
Rheumatoid Arthritis
– Series I
– Series II
Osteoporosis
– Series I
– Series II
Osteoarthritis
Alzheimer's disease

Figure 4: Drug discovery pipeline as of March 2005

Rheumatoid arthritis

Rheumatoid arthritis is a chronic disease whose hallmarks are joint destruction and inflammation leading to progressive disability. Production of collagenolytic proteases by the hypertrophic synovium (the pannus, an aggressive invasive tissue) is widely recognized to be the major cause of joint, cartilage and bone destruction. The focus of Galapagos' rheumatoid arthritis target discovery program is to identify novel targets whose modulation significantly diminishes the erosive activity of the pannus and where the medicine

has the potential to have a better safety profile and ease of use than the currently available anti-TNF biopharmaceuticals.

Program description

Rheumatoid arthritis was the first target validation program to deliver validated targets at Galapagos. In 2004, Galapagos initiated a drug discovery program aimed at identifying orally, bioavailable small molecule inhibitors for three proprietary kinase targets. For strategic reasons, Galapagos outsourced compound screening for the initial phase of this work. In July 2004, Galapagos therefore entered into a service agreement with BioFocus to perform hit identification and hit-to-lead work. This collaboration is free of milestone and royalty payments and all intellectual property arising from the collaboration vests with Galapagos. Three targets were screened against a focused kinase specific library and several series of low nano- or micromolar hits have been identified and validated using the Company's cellular models. Hits have now entered a hit-to-lead program at BioFocus.

Market description[8]

The autoimmune diseases, such as rheumatoid arthritis, are receiving increasing attention in the pharmaceutical industry as progress is made in the understanding of immune and inflammatory processes. It is predicted that the annual value of the market for drugs used to treat autoimmune disease is currently over €7 billion and will exceed €14 billion in the next few years. Rheumatoid arthritis is one of the more common and difficult to treat autoimmune diseases and there is a great deal of interest in the discovery of novel drugs to treat this condition.

Non-steroidal anti-inflammatory drugs (NSAIDs) have been the mainstay of the treatment of rheumatoid and other forms of arthritis. However, NSAIDs relieve the symptoms of arthritis such as pain and swelling without changing the course of underlying disease. There have been considerable efforts to develop drugs that modify disease progression and these have met with variable success. Immunosuppressants and anti-metabolite drugs are effective but have dose-limiting adverse effects.

During the last few years however, basic research efforts have significantly progressed the understanding of autoimmune disorders such as rheumatoid arthritis. The disease is considered to be caused by increased chemotactic and immunostimulatory activity within the joints of sufferers resulting in an influx of inflammatory cells. The presence of activated immune cells increases local levels of cytokines and other inflammatory mediators propagating this process and supporting pannus proliferation and neovascularization, cartilage and bone erosion and eventual joint destruction.

One of the most exciting developments in the management of rheumatoid arthritis has been the introduction of the anti-TNF biopharmaceuticals. These drugs represent a real step forward in the development of anti-inflammatory therapies, although an increased incidence of rare diseases has been reported related to the general immuno-suppressive activity of these agents. They are also limited to intravenous dosing, which is not preferable for a chronic disease.

Galapagos' market position

The aim of Galapagos' drug discovery program in rheumatoid arthritis is to find a therapeutic that is orally available and inhibits the wide-range of triggers that cause the disease. Galapagos' proprietary drug targets interact with the synoviocytes. Inhibition of these targets in human synoviocytes *in vitro* prevents matrix destruction induced by a cocktail of inflammatory cytokines. This approach holds the promise to reduce and even stop joint destruction. The added advantage over the anti-TNF therapies is that it will be an oral therapy that likely will have less immunosuppressive activity. The resulting therapeutic approach is therefore expected to be complementary to, as well as an improvement over, existing therapies.

Osteoarthritis

Osteoarthritis is the most common form of arthritis. It is a degenerative disease characterized by joint destruction and loss of articular cartilage. For years, scientists thought that osteoarthritis was simply a dis-

[8] Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004

ease of "wear and tear" that occurred in joints as people got older. In the last decade, however, research has shown that there is more to the disorder than ageing alone. The production, maintenance, and breakdown of cartilage, as well as bone changes in osteoarthritis, are now seen as a series or cascade of events.

Program description

The focus of Galapagos' osteoarthritis program has been to identify disease modifying therapies for early osteoarthritis. The strategy has been to identify genes that stimulate anabolic repair processes (chondrogenesis) in affected joints. Galapagos' proprietary drug targets that resulted from this program target the chondrocytes. Inhibition of these targets in human chondrocytes *in vitro* leads to a net production of stable cartilage without significant increase in catabolic activity and should therefore be able to prevent and repair early damage to the cartilage in patients. One of these targets has entered drug discovery and a compound screen has been initiated.

Market description*

It is expected that with the ageing of the population, more individuals will be prone to develop osteoarthritis. As mobility of seniors is of high importance in order to maintain a high quality of life, preventing the severity of osteoarthritis is seen as immense clinical need over the next decade. Given a market of already reaching €7 billion and the absence of a disease modifying treatment, the potential of a disease modifying medicine is well in excess of that number.

Many osteoarthritis patients have pain that persists despite the use of simple pain relievers. Some of these patients use NSAIDs instead. Health care providers are concerned about long-term NSAID use because of possible serious side effects. None of the currently available therapies prevent osteoarthritis or even reverse or block the disease process. Present treatments act by relieving the symptoms. Researchers are looking for drugs that would prevent, slow down or reverse joint damage, such as growth factors or other natural chemical messengers. These potential medicines may be able to stimulate cartilage growth or repair.

Galapagos' market position

The aim of Galapagos' osteoarthritis project is to find an orally available small molecule therapeutic that stimulates the production of stable cartilage in the joints that is safe for chronic use over an extended period.

Galapagos' osteoarthritis research has resulted in the discovery of a number of targets. Inhibition of these targets in the chondrocytes *in vitro* leads to a net production of stable cartilage. Therefore drugs targeting these targets may be able to prevent and repair early damage to the cartilage. The Company's therapeutic approach aims to prevent and stop cartilage degradation at an early stage of the disease. The resulting therapeutic approach is therefore expected to be superior to existing therapies.

In view of (i) the difficulty of identifying patients in early stage osteoarthritis and (ii) the size and expense of the clinical trials, Galapagos prefers to enter into a strategic partnership with a large pharmaceutical company prior to entering into pre-clinical development for the osteoarthritis program. In collaboration with TNO in Leiden, Galapagos is developing small animal models for early stage human osteoarthritis reading out a relevant clinical end-point that could prove valuable in progressing compounds into pre-clinical development.

Osteoporosis

Osteoporosis is an age-related disorder characterized by low bone mass and structural deterioration of bone tissue, leading to porous bones and an increased risk of fracture. Bone is a dynamic tissue, with bone being removed (resorbed) and added (formed) throughout one's lifetime. Osteoporosis develops when bone resorption occurs too quickly or if formation occurs too slowly. One out of every two women

* Sources: Company estimates based on Datamonitor Market Research, "Global Overview Arthritis", January 2004

over 50 and one in every four men over 50 will have an osteoporosis-related fracture in their lifetime. The most common cause of osteoporosis in women is loss of estrogen, which occurs at menopause.
Current therapies for osteoporosis include estrogen and selective estrogen receptor modulators, which inhibit osteoclast (the cells that remove bone) formation, and bisphosphonates, which inhibit osteoclastic bone resorption.

Program description

It is generally accepted that bone anabolic therapy is required to increase bone formation and reduce the fracture rate. Therefore, Galapagos has chosen to focus its research efforts on targets that induce the formation of bone. Galapagos' osteoporosis program has identified a number of targets with the potential to increase osteoblast mediated bone formation. One of these targets has moved into compound validation, where inhibitors of the target have demonstrated activity in a bone mineralizing assay and a rat organ culture model of bone formation. Two further targets have entered drug discovery and will be screened against compound collections shortly.

Market description[10]

Osteoporosis is a major public health threat for 44 million Americans. In the US today, 10 million individuals already have osteoporosis and 34 million more have low bone mass, placing them at increased risk for this disease. Of the 10 million Americans estimated to have osteoporosis, 8 million are women. Estimated direct expenditures (hospitals and nursing homes) in the US for osteoporosis and related fractures are €11 billion each year. Worldwide sales of osteoporosis drugs were well over €7 billion in 2004. A number of products are currently approved for the treatment of postmenopausal osteoporosis. Most of these drugs are known as anti-resorptives because they inhibit bone loss by blocking the action of osteoclasts.

Galapagos' market position

In contrast to the existing therapies that aim to preserve current bone mass, Galapagos' proprietary targets have been shown to be able to induce bone formation in *in vitro* functional studies. The therapeutics that act on such targets should therefore be complementary, if not superior, to the existing drugs as they will potentially be able to add bone mass to individuals with brittle bones and so not only stop the progression of the disease but induce healing of the bone.

Competitors

Galapagos drug discovery is developing products targeting very large markets. Because each of Galapagos' core disease areas has an estimated market value of €7 billion or more, one should expect severe competition in bringing drugs into these treatment markets. Competition comes from the large pharmaceutical companies like Abbott, Amgen, GMS, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Procter & Gamble, Roche, Pfizer, Schering-Plough and Wyeth as well as from specialized biotechnology companies like ProStrakan. These companies have projects targeting these markets in various stages of development, however are applying different approaches: small molecule drugs, antibodies and protein therapeutics. Several of these companies are developing compounds based on the same targets. In view of the large interest of pharmaceutical companies in getting access to targets of Galapagos and discussions with these companies regarding their drug development programs, the Company believes that the number of competitors in terms of bringing truly innovative drugs to the market is relatively small. Most companies focus on developing products based on classical disease pathways and targets, while Galapagos' approach, *i.e.* screening the human drugable genome to discover novel drug targets, could result in novel treatment methods. Galapagos has filed patent applications aimed at protecting the function of the drug targets that it has identified and validated, thereby limiting the probability for competition for drugs acting via these targets. Due to the fact that the osteoporosis, osteoarthritis, and rheumatoid arthritis markets are large, most major pharmaceutical companies have discovery pro-

[10] Market data are based on data published on the website of the National Osteoporosis Foundation, www.nof.org and Scrip reports, "Osteoporosis management: An analysis of market dynamics and future treatments", May 2003.

grams in one or more of these areas. For Galapagos this is a potential advantage as it allows more opportunity for partnerships. Galapagos intends to partner certain programs at certain stages of development with companies that are well-positioned in this market and who will be able to progress the product to the market in the shortest time.

Non-core disease areas

Alzheimer's disease is a neurological disorder clinically characterized by the progressive loss of intellectual capacities leading to cognitive impairment and ultimately to full dementia. Genetic studies have identified that amyloid β peptides originating from processed amyloid β precursor protein (APP) are involved in both early and late-onset Alzheimer's disease. Most pharmaceutical and academic research effort is focused on perturbed APP processing by the enzymes (β- or γ-secretase) responsible for generation of amyloid b peptide. Targeting these pathways has generated pre-clinical and phase I compounds. To date to our knowledge no compounds targeting β- or γ-secretase enzymes have reached phase II or III clinical trials. The Alzheimer's disease program at Galapagos has identified novel targets on the APP processing pathway that regulate amyloid β levels and that are not β- or γ-secretase enzymes.
In view of the difficulty of designing and executing clinical trials for Alzheimer's disease and the complexity of the disease, the Company aims to partner the Alzheimer's disease program with a pharmaceutical or biotech company.

Strategic alliances and partnerships

The Company's revenue structure has included service activities, reagent sales, collaborative research funding, milestone payments, royalty agreements and grants. Through these means, Galapagos has been able to generate revenue that has contributed to its internal discovery programs. The interactions with partners have enabled Galapagos to further develop its technology platform and to focus its internal program on creating long-term value. The Company has secured partnerships with the following companies in the past 18 months:

Partnerships with access to targets

- *GlaxoSmithKline – partnered the asthma program.* GlaxoSmithKline has licensed targets from the asthma program and entered into a three-year research alliance with Galadeno. Under the terms of the agreement, Galapagos has received an upfront payment for target licensing and technology access and research funding, and is eligible for milestone payments on targets taken into development by GlaxoSmithKline;
- *Wyeth – access to osteoporosis program.* Wyeth has obtained rights to evaluate and license targets from the Galapagos knock-down osteoporosis program. The first milestone payments were obtained in October 2004;
- *Boehringer Ingelheim – Infectious disease screen with SilenceSelect.* Boehringer has purchased the SilenceSelect collection for an infectious disease target discovery screen. The milestone payment for licensing of the identified targets was obtained in November 2004;

Partnerships for screens

- *Bayer – Atherosclerosis screen with SilenceSelect and FLeXSelect.* Bayer has contracted the development of an atherosclerosis assay and the subsequent screening with the SilenceSelect and FLeXSelect collections;
- *Degussa – Nutraceutical screen.* Degussa has contracted the screening of proprietary extract collections in arthritis assays;
- *Vertex – Access to kinase collection of SilenceSelect.* Vertex has purchased a subset of the SilenceSelect library to perform screens for their internal disease programs;

Reagent supply agreements

- *AstraZeneca – Reagent supply agreement.* A global agreement for the purchase of adenoviruses from either the Company's collections or custom made, with a commitment to order at least a certain number of reagents; and
- *Celgene – Reagent supply agreement.* Celgene has purchased access to the SilenceSelect and FLeXSelect collections for target discovery in cancer and inflammatory diseases.

The Company has no other significant contracts. In 2004, the largest customer represented approximately 20% of the total revenues. The Company has not made significant investments for specific client contracts.

Patents and intellectual property

Introduction

The Company's success and ability to compete depend in large part on its ability to protect its proprietary technology and information and to operate without infringing the intellectual property rights of others. The Company relies on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect its proprietary and intellectual property rights. Galapagos' policy is to actively seek patent protection of its intellectual property in the United States and Europe, as well as in other jurisdictions as appropriate. In addition to using external advisors, the Company has dedicated internal resources to managing and overseeing its intellectual property rights.

Strategy and procedures

In partnering projects, the Company has been very careful to limit the partners' exclusivity to the combination of the cellular assay and the gene library screened. Patent applications filed on the partnered projects relate to the gene function specific for the particular disease under study and does not prevent this gene being claimed in the future for the treatment of other diseases. Galapagos is free to partner all combinations of assays and libraries not previously partnered.

Galapagos' policy is to continue to file patent applications to protect inventions and improvements to inventions that are commercially important to the development of its business. The Company seeks European, United States and other international patent protection as may be appropriate for a variety of technologies, including: new target discovery methodologies and other research tools, target molecules that are associated with disease states identified in the Company's screens, and lead compounds that can affect disease pathways. Galapagos also intends to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs.

Galapagos has built an intellectual property portfolio aimed at protecting its technology platform as well as the useful inventions relating to the drug targets that such technology has identified and validated. Procedures have been put in place to protect adequately the intellectual property assets of the Company:

- All research activities are recorded in laboratory notebooks according to a standard operating procedure. The notebooks are subject to internal audits on a regular basis to verify compliance with these operating procedures;
- All management and employees have signed a contract that assigns all their inventions to Galapagos and that includes a confidentiality agreement;
- All research activities are monitored by the project leaders, the management, and the IP manager in order to identify patentable subject matter. Inventions are filed as early as possible to establish a priority date. Active research is pursued during the priority year in order to further enable the claims. During this priority year or thereafter, the Company may abandon the application for strategic reasons or if the invention does not procure the desired results; and

- The patent portfolio is reviewed by the management on a quarterly basis. Martin Savitzky Esq., counsel to the intellectual property law firm of Synnestvedt & Lechner, represents Galapagos in patent matters in the United States, while the firm of Arnold & Siedsma represents Galapagos in patent matters in all other countries.

Patents and freedom to operate

At the inception of Galapagos in 1999, the Company obtained royalty-free, fully paid-up exclusive licenses to intellectual property owned by IntroGene (the predecessor of Crucell) and Tibotec, the founding parent companies, for use within the field of functional genomics. The licensed intellectual property includes 16 patents and patent applications from Crucell and 3 from Tibotec. The portfolio licensed from Crucell includes a series of patents covering the use of PER.C6 technology for the production of recombinant adenoviruses. These licenses were renewed by means of two separate agreements in May and June 2001 with minor modifications as a result of the private placement that took place during 2002 (see "*Related party transactions*"). These licenses are not linked to the continued shareholdership of Crucell and Tibotec in Galapagos. Their term is the latter of (i) the term of the Crucell respectively Tibotec patents or (ii) 6 March 2017.

The Company focused initially on developing its technology platform and securing patents claiming inventions discovered during this process. Presently, the Company has one family of issued patents ("High-throughput screening of gene function using libraries for functional genomics applications": US 6,340,595; US 6,413,776; EP 1022335; NZ 508995; AU 756605) covering the construction of recombinant adenoviral libraries and their use in an arrayed format for functional genomics applications. These patent applications were filed between June 1998 and July 1999, and last 20 years as from the filing date. The Company's patent estate also includes patent families corresponding to the following pending published patent applications:

- WO 02/24933 claims adenoviral vector modifications that enable gene delivery into T-cells, B-cells and Mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies;
- WO 03/020931 claims the use of certain siRNA expression vectors for *in situ* production of gene specific siRNA, leading to the knock-down of the corresponding gene product; and
- WO 04/094636 claims the specific siRNA sequences contained in Galapagos' SilenceSelect protein knock-down library.

Additionally, through target discovery and validation research in its core disease area, the Company has made multiple inventions on the functions of certain gene products and their role in disease processes. The Company has filed multiple patent applications, all of which are still under examination, to protect these inventions: seven in Alzheimer's disease, six in osteoporosis, two in rheumatoid arthritis and one in osteoarthritis.

Prior to the private placement in 2002, the Company's US patent attorneys conducted a freedom to operate study with respect to the adenoviral vector technology used by Galapagos for over-expression and knock-down of human genes for functional genomics applications. This study did not uncover any third party granted patents having claims that would be infringed by Galapagos' activities.

The Company continued to monitor the patent landscape with respect to its core technologies and in mid-2003 identified US patent application SN 10/195,034, and its PCT US02/22010 counterpart, which claims certain aspects of the knock-down technology, and which if granted as claimed, would likely cover aspects of the siRNA knockdown technology applied by Galapagos. In mid-December 2003, the Company secured from Ambion Inc. (the exclusive licensee) a non-exclusive sub-license to these patent applications, which sub-license is limited to the Company's present uses of the claimed knock-down technology in combination with adenoviral vectors. This sub-license may need to be renewed prior to its expiration date in mid-December 2008.

In January and February 2005, the 2002 knock-down freedom to operate study was updated by the Company's US patent attorneys. Although the study concluded that no granted US or European patent included valid claims that presently cover Galapagos activities, due to the complexity of the siRNA patent landscape, Galapagos will continue to monitor the progress of those US and European patents and applications noted in the study to be of potential concern to Galapagos.

Grants and subsidies

Galapagos has received and is receiving grants under three programs:

- *Instituut voor de aanmoediging van Innovatie door Wetenschap en Technologie in Vlaanderen ("IWT")*: Galapagos has obtained four IWT grants in Belgium. The largest project was "Construction and screening of adenoviral expression cDNA libraries for the discovery and validation of new therapeutic targets" (1999, €2.7 million). The other IWT grants are: "Functional characterization of G-protein coupled receptors (GPCRs) and kinases" (2001, €2.6 million), "Identification of therapeutic targets for rheumatoid arthritis, osteoarthritis and osteoporosis" (2002, €1.2 million) and "A hunt for novel Alzheimer's disease drug targets" (2003, €1.4 million). The grants cover between 40 and 60% of the project costs.
- *Technologische Samenwerking* ("TS"): in this Dutch government program of the Ministry of Economic Affairs, technology collaborations between Dutch and academic institutes or (foreign) companies are eligible for a grant on research costs. The following TS grants were obtained: "New drug targets by construction and screening of an adenoviral library containing defined full-length genes" (1999, €1.3 million), "Development of a knockdown technology, applicable for target discovery *in vitro* and *in vivo* validation" (2001, €1.4 million), "Drug target validation using novel proteomics approaches"(2002, €1.6 million) and "Development of a technology platform for target discovery and validation in early osteoarthritis" (2004, €1.0 million). The grants cover between 37.5 and 60% of the project costs.
- *Wet ter Bevordering van Speur- en Ontwikkelingswerk* ("WBSO"): under this program, the Company receives an annual reduction of up to 40% in the wage tax and social security payments levied with respect to its researchers in the Netherlands. These grants are reported on the face of the profit and loss accounts by means of monthly provisions.

The Company has been granted a total of €13 million in subsidies since its inception, of which €11 million has already been recognized as revenues. However, due to strategic choices and changes in its research programs, not all of the remaining subsidies will be received by the Company. The granted subsidies are subject to periodic reporting on the status of the project in relation to the original plan. If the Company decides to terminate research on certain projects, this affects the level of subsidies related to such project. Galapagos will continue to submit for funding only those projects that are in line with the strategic direction of its research program.

The reduced target discovery activities of Galapagos, however, might affect the level of subsidy for future projects. This has been reflected in an anticipated 17% decrease of grant income in 2005. The Company's budget has accordingly been adjusted to €2 million in grant income in 2005. Galapagos will try to secure maximum grant funding for its drug discovery as well as its Galadeno activities by Belgian, Dutch and EU sources.

Litigation

Neither the Company, nor any of its subsidiaries, are involved in any litigation or arbitration proceedings which have had, during the 12 months preceding the date of this Prospectus, or which, to the best of the Company's knowledge, may have, a material effect on its financial condition and/or results of operations nor is the Company aware that any such proceedings are pending or threatened.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of the current financial condition and results of operations should be read in conjunction with the historical financial statements of Galapagos, audited by Deloitte & Partners Bedrijfsrevisoren as of and for the years ending 31 December, 2004, 2003 and 2002 and related notes, included in this Prospectus under "Index to consolidated financial information". "General outlook" also includes certain pro-forma management figures for the Galadeno business unit which are based on management estimates. These pro-forma management figures have not been derived from audited consolidated financial statements and hence are not audited by Deloitte & Partners Bedrijfsrevisoren.

This discussion contains forward-looking statements concerning Galapagos' operations, economic performance and financial condition. These forward-looking statements include statements concerning future revenues, expenses and capital expenditures and possible changes in the industry and competitive environment. Because these forward-looking statements involve risks and uncertainties, Galapagos' actual results may differ materially from the results expressed or implied in these statements. See also "Important information, Forward-looking statements" and "Risk factors".

All financial figures in this discussion are based on reports drawn up according to IFRS standards. Certain figures mentioned in the text paragraphs of this chapter have been rounded and may not conform to the exact total, which is set out in the tables herein.

Overview

Galapagos NV was incorporated in 1999 under the laws of Belgium with its statutory seat in Mechelen, Belgium, and has a 100% participation in Galapagos Genomics BV, based in Leiden, the Netherlands.

Since its inception in 1999, Galapagos has developed a hybrid business model in which it combines its proprietary disease programs with service activities for pharmaceutical and biotechnology partners. Galapagos has built a promising drug target and discovery pipeline and a profitable service division.

Galapagos has identified and validated drug targets in five disease areas:
- Three bone and joint diseases:
  - osteoarthritis;
  - osteoporosis;
  - rheumatoid arthritis;
- Asthma; and
- Alzheimer's disease.

The progression of targets into drug discovery and the subsequent pre-clinical and clinical phases of development require large financial and operational resources and the Company has therefore decided to focus on the bone and joint disease programs. The asthma program, including the validated target set, has been out-licensed to GlaxoSmithKline, while the targets in the Alzheimer's disease area are scheduled to be out-licensed in 2005.

During the fourth quarter of 2004, the Company was able to close a number of important deals and reached several milestones in existing collaborations, which resulted in €2.2 million revenues in 2004 and €0.8 million in deferred revenues:
- Strategic partnership with GlaxoSmithKline in asthma, with a substantial upfront payment for target licensing and technology access, as well as a 3-year research commitment;
- SilenceSelect discovery deal with Celgene;
- SilenceSelect reagent deal with Vertex;

- Custom reagent deal with Genentech;
- Milestone payment in osteoporosis collaboration with Wyeth;
- Milestone payment in cardiovascular collaboration with Bayer;
- Target licensing milestone in collaboration with Boehringer Ingelheim; and
- SilenceSelect patent sub-license agreement with Invitrogen.

As a result of the deal closings, Galapagos increased its revenues for 2004 to €7.8 million from €6.5 million in 2003. At the same time, the Company has been able to maintain its expenses at approximately the same level as the previous year. Galapagos ended the year 2004 with a cash position of €10.3 million.

Galapagos' disease programs have all yielded validated targets in 2004. The Company's most advanced drug discovery project focuses on progressing three targets in its rheumatoid arthritis program. These targets belong to the "kinase" target class and have yielded promising small molecule hits. Kinases have proven to be good drug targets, with as an example Gleevec, a recently approved oncology product from Novartis, which is based on a kinase target. The Company recently entered two targets identified in its osteoporosis program and one target from its osteoarthritis program into drug discovery.

Summary key consolidated financial figures 2002-2004

The key figures set out below should be read in conjunction with the Company's consolidated financial information and the notes thereto included in this Prospectus in "Index to consolidated financial information".

Sources of revenue

Galapagos has been able to generate revenues from:
- Partnership revenues in discovery programs consisting of upfront, research and milestone payments;
- Contract research services;
- Sales of research reagents including:
  - Adenoviruses from its SilenceSelect and FLeXSelect collections, individually, as sets or as the complete collection;
  - Adenoviruses as custom knock-in or knock-down reagents through its AdenoSelect program;
- Out-licensing of targets resulting in up-front and milestone payments;
- Sub-licensing of Galapagos' intellectual property; and
- Grants and subsidies.

Revenue recognition rules

- Sales of research reagents are recognized as product revenue when shipped;
- Contract research and development services are recognized as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of the Company's full-time equivalent at a specified rate per FTE;
- Sales from the Company's target discovery and development business typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:
  - Upfront non-refundable license fees are only recognized in the income statement as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and the Company has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of the Company, the upfront fee would not be regarded as a separate transaction and the upfront non-refundable license fees will be deferred at fair value over the period of the collaboration;
  - Library and technology access fees are recognized as license revenue over the period in which access is granted;
  - Fees charged for the delivery of library information are recognized as license revenue when

delivered, only if the Company has no continuing involvement in the use of the information, otherwise revenue is recognized similarly as upfront non- refundable license fees;
- Fees for options to negotiate or license are recognized as license revenue at fair value, over the option period unless the Company has no continuing involvement with the licensed targets, in which case such fees are recognized as license revenue when earned; and
- Technical milestone payments are recognized as license revenues when earned, unless the Company has continuing involvement in the development, in which case the technical milestone revenue is ratably recognized over the remaining period of the collaboration;

- Royalties are recorded as license revenue when earned; and
- The Company receives operational grants from certain governmental agencies, which support the Company's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of the Company and are recorded as grant income.

CONSOLIDATED INCOME STATEMENT	**2004**	**2003**	**2002**
Thousands of € / year ended 31 December			
Product revenue	2,789	2,815	2,727
License revenue	1,918	426	65
Service revenue	522	1,014	113
Research collaborations	150	264	113
Income from government grants	2,398	1,953	2,692
Total revenues	**7,777**	**6,472**	**5,710**
Cost of goods & services sold	-1,288	-1,166	-1,256
Gross profit	**6,489**	**5,306**	**4,454**
Research & development costs	-5,443	-5,378	-4,100
Sales and marketing costs	-134	-102	-62
General and administrative costs	-4,520	-4,493	-4,521
Operating profit/loss	**-3,608**	**-4,667**	**-4,229**
Finance income cost	40	86	-92
Taxes	-21	-85	-64
NET PROFIT/LOSS FOR THE PERIOD	**-3,589**	**-4,666**	**-4,385**
Weighted average number of ordinary Shares in issue ('000)	23,754	23,754	19,387
Basic Loss per Share (€)	-0.15	-0.20	-0.23
Weighted average number of ordinary Shares in issue ('000), taking into account the 4:1 reverse stock split	5,939	5,939	4,847
Basic Loss per Share (€) taking into account the 4:1 reverse stock split	-0.60	-0.79	-0.90

Table 4: Consolidated income statement

Revenues

Total revenues increased from €5.7 million in 2002 to €7.8 million in 2004. This growth reflects the increasing interest in Galadeno's product offering. Galadeno has been able to develop strong working relationships with several leading pharmaceutical companies, which have become a source of repeat business for Galadeno. Depending on the nature of the contract, the repeat business can take the form of committed payments of fully loaded FTE costs, the payment of technical milestones that have been provided in the contract and the continuing sale of research reagents. In order to further increase revenues, the Company combines a competitive pricing policy with increased marketing efforts.

Income from grants and subsidies fluctuated between €2.0 million and €2.7 million over the period 2002-2004. In 2004, grants and subsidies represented 31% of the total revenues. The Company has been awarded a total of €13 million in grants and subsidies since its inception. A total of €11 million has already been recorded as revenues. However, not all of the remaining grants and subsidies will be actually received, due to strategic choices and changes in its research programs. These grants generally take the form of rebates or refunds of specific expenses incurred in connection with approved scientific research activities. Even though the level of grant income might diminish as the Company moves from biology research into drug development, Galapagos will try to secure maximum grant funding from Belgian, Dutch and EU sources. Galapagos will submit for funding only those projects that are in line with the strategic direction of its research program.

Operating costs and expenses

Galapagos expenses consist of three important components:

- Costs of goods and services sold, which are related to the sale of products (reagents) and services by the Galadeno business unit. These costs have remained stable over the last few years;
- Research and development costs, primarily to support the Company's technology development, target identification and drug discovery activities. These costs mainly consist of personnel costs, but also include the costs for laboratory disposables, subcontracting expenses and depreciation charges. The importance of this subcontracting has increased over the last year as Galapagos is moving its targets into drug discovery, and initially these activities are outsourced to specialized contract research organizations; and
- General and administrative costs, which have stabilized at €4.5 million over the last few years. They consist primarily of costs of professional services (such as financial, legal, intellectual property and accounting), patent-related fees, salaries and other personnel-related expenses (including stock-based compensation), general expenses and lease and leasehold improvement payments.

Personnel costs are the largest individual component of Galapagos' operating costs.

PERSONNEL COSTS	2004	2003	2002
Thousands of € / year ended 31 December			
Wages and salaries	4,221	4,163	4,049
Social security costs	796	860	793
Pension costs	159	112	126
Other costs	324	249	195
Total	**5,500**	**5,384**	**5,163**

Table 5: Overview of personnel costs

Total personnel costs have remained relatively stable during the last three years. The increase in 2004 does not take into account the fact that near the end of 2004, 15 employees (mainly laboratory personnel) were made redundant. This was a necessary step to make the shift from a biology based technology company into product based drug discovery. The cost of this redundancy program was limited, as the Company managed to outplace 6 of these 15 employees.

Total operating costs have been carefully managed. As a consequence, the costs increased at a slower rate than the increase in revenues, resulting in a decrease of the operating loss in 2004 to €3.6 million. Within this cost structure, no supplier accounts for more than 10% of the total operating costs nor more than 15% of the total operating costs excluding personnel costs.

Net results

The year 2004 closed with a consolidated net loss of €3.6 million. This loss has been added to the accumulated consolidated deficit, which stood at €21.2 million by the end of 2004.

Cash flow statement

CONSOLIDATED CASH FLOW STATEMENT	2004	2003	2002
Thousands of € / year ended 31 December			
Result from operations	-3,608	-4,667	-4,229
Adjustments for:			
Depreciation of property, plant and equipment	763	782	701
Amortization of intangible fixed assets	240	203	188
Impairment loss on intangible assets	93	0	0
Write-off of inventory	0	107	0
Operating cash flows before movements in working capital	**-2,512**	**-3,575**	**-3,340**
(Increase)/decrease in inventories	51	-70	-105
(Increase)/decrease in receivables	844	-437	-1,293
Increase/(decrease) in payables	-936	1,460	-505
Cash used in operations	**-2,553**	**-2,622**	**-5,243**
Interest paid	-157	-155	-277
CASH FLOWS FROM OPERATING ACTIVITIES	**-2,710**	**-2,777**	**-5,520**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	-103	-279	-1,130
Purchase of and expenditures in intangible assets	-45	-261	-211
Net cash used in investing activities	**-148**	**-540**	**-1,341**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of ordinary shares		11,354	11,461
Repayment of finance lease obligations	-106	-98	-90
Interest received and other financial income	202	256	185
Net cash used in financing activities	**96**	**11,512**	**11,556**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**-2,762**	**8,195**	**4,696**
Movement in cash and cash equivalents			
At start of the year	13,036	4,841	145
Increase/(decrease)	-2,762	8,195	4,696
At the end of the year	**10,274**	**13,036**	**4,841**

Table 6: Consolidated cash flow statement

In 2002, the Issuer's capital was increased by €27.9 million in several steps, partly by incorporation of a convertible loan (€4.5 million) and partly in cash. Of the cash amount, €12.0 million was paid-up in 2002, while the remainder of €11.4 million was paid up in 2003. The costs related to the capital increases (€0.8 million in total) were deducted from the proceeds.

Due to the increasing revenues and the strict cost control, the cash burn from the operating activities has decreased substantially in 2003 and 2004, as compared to 2002. Also, the cash used for investment activities was lowered during this period as the laboratories in both facilities, Mechelen and Leiden, were fully

equipped for their activities at the time. Consequently, the capital raised in 2002 in combination with revenue income has been sufficient to fund the operations. The Company has a strict debtor follow-up system in place, which also has a positive influence on the annual cash burn.

Balance sheet

CONSOLIDATED BALANCE SHEET	**2004**	**2003**	**2002**
Thousands of € / year ended 31 December			
Assets			
Intangible assets	447	735	677
Property, plant and equipment	2,625	3,284	3,786
Working capital assets	2,267	3,162	2,762
Cash and cash equivalents	10,274	13,036	4,841
Total assets	**15,613**	**20,217**	**12,066**
Equity and liabilities			
Capital and reserves	31,557	31,552	20,182
Accumulated losses	-21,190	-17,601	-12,935
Non-current liabilities	1,413	1,519	1,617
Current liabilities	3,833	4,747	3,202
Total equity and liabilities	**15,613**	**20,217**	**12,066**

Table 7: Consolidated balance sheet

Galapagos has a limited amount of fixed assets. Intangible fixed assets are mainly capitalized development costs (related to the SilenceSelect library) and licenses. They have decreased over the last few years because of regular amortization of intangible assets. The average amortization period varies from 4 to 10 years. Tangible fixed assets are mainly composed of laboratory equipment and installations. They have also decreased over the last few years since the laboratories at both sites were fully equipped for the activities at the time and have required limited additional investments.

Working capital assets and liabilities fluctuate strongly because milestone fees and fees from research services are strongly concentrated and not necessarily spread out over the period of the contract.

Off-balance sheet commitments

The Company has off-balance sheet commitments related to the rent for the buildings occupied by Galapagos in Mechelen and Leiden. At 31 December 2004, these commitments amounted to € 1.9 million, the payment of which will be spread over the next 9 years. See also "*Index to consolidated financial information*".

Taxation

Since its inception, Galapagos has not made profits and thus has not paid corporate taxes. Its accumulated losses amounted to €21.2 million at 31 December 2004. These losses can be off-set against future profits if and when they are made. However, no deferred tax assets were recorded so far because it was not probable that sufficient taxable profits would exist in the foreseeable future.

Recent business developments

This section highlights the major events that occurred since January 2005 until the date of the Prospectus.

On 29 March, TNO Pharma and Galapagos announced a multi-target characterization collaboration. In this project, TNO Pharma will apply their expertise and experience in protein chemistry to further characterize Galapagos' proprietary disease targets.

On 31 March, Galapagos announced the appointment of Gustaaf Van Reet as Vice President Corporate Development. Dr. Van Reet will be responsible for the in-licensing of product candidates and building a pre-clinical and clinical group at Galapagos. He will also be a member of the Executive Committee.

On 12 April, Galapagos announced the appointment of Andre Hoekema as Managing Director of Galadeno. Dr. Hoekema will be responsible for Galadeno, including financial, operational and strategic planning. He will also be a member of the Executive Committee.

On 14 April, the Cystic Fibrosis Foundation Therapeutics and Galapagos announced a target discovery and validation agreement with a value of €1.3 million. Galapagos will use its SilenceSelect and FLeXSelect collections in combination with its functional screening technologies to identify novel proteins that are regulators of key molecular pathways in cystic fibrosis.

General outlook

With respect to the expectations for 2005 given hereunder, there can be no assurance that such expectations will occur due to a number of factors including, among others, general economic and business conditions, industry trends, availability and the terms of funding available, competition, currency fluctuations, failure to achieve the expected research and development results, cancellation of orders, the loss of key personnel, availability of suitably qualified personnel on commercially reasonable terms and other factors, some of which referred to elsewhere in this Prospectus. See "Risk factors".

Galapagos has shown a steady increase in revenues and number of partners since its inception. It believes that this will continue in 2005. Galapagos anticipates a continuing acceptance of its target discovery platform as superior technology in the market place and therefore sees an opportunity for a further revenue increase in Galadeno. This will only partly offset the increase in drug discovery costs incurred in the development of novel drugs. In these programs, the Company combines internal development with selected strategic partnering in order to manage the development costs but keep substantial ownership of its programs. With the expansion of the drug discovery activities, the operating costs are expected to increase substantially in 2005 to approximately €16 million, mainly due to increased personnel costs and outsourced drug discovery activities. The Company anticipates to gradually increase its headcount to approximately 80 people for the Dutch and Belgian entities together in 2005.

Drug discovery business

The Company foresees opportunities for an increase in the drug discovery business revenue for 2005 as compared to 2004. Revenue growth for Galapagos' drug discovery activities will be created by out-licensing of targets and by strategic partnering of some of its research and development programs. Galapagos will invest heavily in drug discovery capabilities in 2005, recruiting additional personnel, expanding laboratory space and creating a medicinal chemistry group. This will position the Company as a partner for a strategic alliance with a pharmaceutical partner in one of its core disease areas. Separately, Galapagos plans to out-license the targets identified in the Alzheimer's disease program, which should contribute to the revenues in 2005. The Company also anticipates that it will in-license one or more (pre-)clinical compounds in 2005 to strengthen the drug discovery pipeline and shorten the time it will take to enter the clinical development phase. This in-licensing might result in product candidates for Galapagos outside the bone and joint diseases, which is the focus of its core disease programs. In the budget for 2005, €1.5 mil-

lion has been allocated for in-licensing. Galapagos is in discussions with several biotechnology and pharmaceutical companies regarding the in-licensing of clinical and pre-clinical compounds.

Galadeno

In order to underpin the relevance of the hybrid business model, the Company has prepared pro-forma management accounts, which are used only for the purpose of providing an estimate of the profitability of Galadeno. These proforma management figures have not been derived from audited consolidated financial statements and hence have not been audited.

Galadeno business unit pro-forma management accounts (unaudited)	**2004**	**2003**	**2002**
Thousands of € / year ended 31 December			
Total revenues	**4,850**	**4,370**	**3,164**
Personnel cost	1,122	1,474	1,244
Disposables & lab fees	368	640	488
Other operating costs	882	817	789
Operating expenses	**2,372**	**2,931**	**2,521**
Result	**2,478**	**1,439**	**643**

Table 8: Galadeno pro-forma management accounts

These management accounts have been derived from the historic management figures for Galapagos, using the following assumptions:

- Revenue has been estimated on a contract-by-contract basis. Contracts that would have been allocatable to the service business have been regarded as such. Inter-segment sales to the drug discovery business unit have not been included;
- Personnel charges have been allocated partially based on time sheet registrations and estimates of management toward the necessary support services for the service business unit;
- Disposables have been allocated as an estimate of average use per member of the laboratory personnel. The assumption has been made that the same usage applies for screening activities with regard to the service activity as with regard to the first stages of the drug discovery business unit; and
- Other costs have been allocated as a percentage of total.

The Company forecasts Galadeno's 2005 revenues to be substantially higher than those in 2004. The growth of Galadeno's service business will be driven by the continuation of initiatives started in 2004, namely allocation of more resources to sales and marketing and a competitive pricing policy. Galadeno projects that the majority of these revenues will be achieved through the sale of reagents together with target discovery and validation services.

The largest individual component of Galadeno's operating costs is personnel costs. The Company does not believe that a significant increase in the number of employees for Galadeno is necessary in 2005. The existing facilities and equipment are adequate to handle the expected growth in Galadeno's business in 2005. All other costs are assumed to rise modestly.

Development of consolidated results of operation

As described above, the Company sees opportunities for increased revenues in 2005 at the drug discovery unit while its forecast for the revenues of Galadeno in 2005 is substantially above those of 2004. At the same time, the operating costs are expected to grow to approximately €16 million. This is partly due to the expected increase in personnel costs, higher outsourced drug discovery expenses and the in-licens-

ing of pre-clinical compounds. Because of these higher costs, the net loss is expected to be substantially higher than the €3.6 million recorded in 2004.

Development of cash position

With the expansion of the drug discovery activities, the Company is anticipating an increase of the burn rate to over €7 million in 2005. With the cash position of €10.3 million as per 31 December 2004 and anticipated gross proceeds of €20 million from this Offering (excluding proceeds from the possible exercise of the Lead Managers' Over-allotment Option), the Company will end 2005 with an expected cash position of €21 million. The Company has announced that, assuming that the Shareholders Meeting will decide positively upon the continuation of the activities if and when the Issuer's net assets fall below half of its share capital (which is expected to take place within 1 year after the Offering), the net proceeds from the Offering will be sufficient to support the Company's current operating plan through at least the next two years.

In accordance with the Euro.NM Amsterdam Listing Rules, Galapagos will publish quarterly reports for each quarter after the Closing Date of the Offering until 31 December 2005 (being the quarters ending 30 June and 30 September 2005).

MANAGEMENT AND EMPLOYEES

Galapagos currently employs 65 people, including the members of the Executive Committee ("*Directiecomité*"). It's Executive Committee, currently comprising six members, is responsible for the operational and strategic management of the Company and the implementation of the Company's strategy developed and agreed with the Board of Directors. The composition, organization and operation of the Board of Directors, are described in "*Board of Directors and corporate governance*".

Executive Committee

The Executive Committee currently comprises six members:

Onno van de Stolpe, Ir – Chief Executive Officer

Mr. Van de Stolpe co-founded Galapagos in 1999 while he was Managing Director Genomics at IntroGene (now Crucell). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe. He established this European headquarters after joining Molecular Probes in the US. Previously, he worked for the Netherlands Foreign Investment Agency in California where he was responsible for recruiting biotech and medical device companies to locate in the Netherlands. Van de Stolpe started his career as a Manager Business Development at MOGEN in Leiden. He received his MSc degree from the Agricultural University in Wageningen.

Graham Dixon, PhD – Chief Scientific Officer

Dr. Dixon joined Galapagos on 15 November 2004. Prior to joining Galapagos, Dr. Dixon was CSO of Entomed in France. From 2002 to 2003, he was CSO at F2G in the UK. From 1994-2002, Dr. Dixon had various research & development management positions at Zeneca and AstraZeneca. He started his professional career with Dow and later DowElanco. He has a PhD in Biochemistry from the University of Swansea in the UK.

Dirk Pollet, PhD – Vice President Business Development

Dr. Pollet joined Galapagos in September 2000, from GlaxoWellcome (Stevenage, UK) where he was Director Molecular Diagnostics focusing on pharmacogenetics. Previously, he was Business and Product Development Manager at Innogenetics (Ghent, Belgium), playing a major role in the development of innovative diagnostics. He received his PhD degree in Biochemistry from the University of Antwerp. He is a Director at Galapagos since November 2000 and will step down as a board member after the Closing of the Offering, but will continue to be a member of the Executive Committee.

Gustaaf van Reet, PhD – Vice President Corporate Development

Dr. Van Reet joined Galapagos in March 2005 after a long career with Johnson & Johnson. Most recently he was VP of the J&J Development Corporation. Dr. Van Reet joined Janssen Pharmaceutica in 1972 as a scientist and he has had various positions within the company leading to President of the Janssen Research Foundation and Managing Director of Janssen Pharmaceutica. He was also Vice Chairman of the Executive Committee of the Janssen Group. He holds a degree of engineering in Applied Biological Sciences and a PhD in Agricultural Sciences from the University of Leuven and studied Law at the University of Antwerp. He is a qualified Belgian and European Patent Attorney.
Dr. Van Reet is working at Galapagos at a term of approximately 20 hours per week. He also performs services to other firms, including board memberships of Vivactis, and 4ASA and a series of board memberships in not-for-profit organizations such as VIB, AIC, FlandersBio and the Denayer Institute.

Andre Hoekema, PhD – Managing Director Galadeno

Dr. Hoekema joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe. He brings 20 years of biotech experience from positions at

Molecular Probes Europe (Managing Director), Crucell (Director of Business Development), DSM Life Sciences, MOGEN (Research and Project Management) and Genentech, (R&D). Dr. Hoekema has a PhD degree from Leiden University and is the inventor of over 20 series of patent applications, resulting in 15 patents issued in the US.

Vicky Gwosdz, MSc – Head of Finance

Ms. Gwosdz joined Galapagos in October 2004. Ms. Gwosdz was finance manager for the Cash Services division of Group4 Falck. From 2002 to 2003, Ms. Gwosdz was financial controller at Océ Interservices, the coordination center of the Océ Group. She started her career as financial auditor with KPMG and PwC. She has a Masters Degree in Applied Economic Sciences from the Limburg University in Diepenbeek. She holds various guest lecturing assignments at universities and institutions in Belgium and the Netherlands.

Organizational chart



CEO
Legal
Human Resources
IT Systems
Corporate Development
Finance
Business Development
Research & Development
Galadeno
Business Development
Intellectual Property
Research Strategy & Operations
Project Management
Marketing & Sales
Science & Manufacturing
Discovery Informatics
Chemistry
Biology
Drug discovery unit

Figure 5: Organizational structure of Galapagos

Employees and headcount evolution

At the end of 2004, the Company employed 64 people (full time employed equivalent), 47 in Galapagos NV (Mechelen, Belgium), and 17 in Galapagos Genomics BV (Leiden, the Netherlands).

Total number of employees at year end	2000	2001	2002	2003	2004
FTE					
Galapagos NV (Mechelen, Belgium)	28	41	57	55	47
Galapagos Genomics BV (Leiden, the Netherlands)	13	22	31	28	17
Total	**41**	**63**	**88**	**83**	**64**

Table 9: Headcount evolution

The Company's headcount increased strongly from 2000 to 2002, stabilized in 2003 and declined substantially in 2004. This reduction was due to the operational restructuring process in order to align the organization for the transition of the Company from a genomics to a drug discovery organization. Galapagos has now initiated a significant recruitment effort for personnel in the drug discovery division, especially in the domain of medicinal chemistry. The Company expects that the total number of employees will rise to approximately 80 by the end of 2005.

Warrant plans

In 1999, 2002 and 2005 the Company approved five warrant plans (together hereafter referred to as the "Warrant Plans") allowing the Company's personnel and management to participate in the Company's growth and development. None of the Warrant Plans requires a consideration by the beneficiary. The Shareholders Meeting explicitly empowered the Board of Directors to grant the warrants within the framework of the Warrant Plans. The grant of warrants to members of the Board of Directors as remuneration for duties that fall within the scope of their office as directors was at every occasion decided or ratified by the Shareholders Meeting. In case the Board of Directors decides to grant warrants to one of its members as a remuneration for special assignments that do not fall within the scope of their office of directors, the Board of Directors has to comply with the legal provisions with respect to conflict of interests. The sections below summarize the most important provisions of the Warrant Plans.

Warrant plans 1999

At the Extraordinary Shareholders Meeting of 21 December 1999, two warrant plans were established: one warrant plan was specifically set in favor of the directors, management and personnel of the Issuer ("Warrant Plan Belgium 1999") whereas the second warrant plan was established in favor of the management and personnel of the Issuer's Dutch subsidiary ("Warrant Plan Netherlands 1999").

Warrant Plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 549,341 warrants were issued to and subscribed by the Issuer. At the date of this Prospectus, an aggregate number of 242,154 warrants have been granted to directors, management and personnel of the Issuer, of which 217,554 warrants are still outstanding. 307,187 warrants were not granted. On 1 March 2002 the Extraordinary Shareholders Meeting decided that no further warrants could be granted under the 1999 plan.

The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one ordinary share. However, by decision of the Extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Belgium 1999 were modified to reflect that four warrants will entitle the warrant holders to subscribe for one Share at an exercise price of €4.00 per Share.

Warrants granted under this plan have been fully vested and can be exercised.

Warrant Plan Netherlands 1999

There are currently no more warrants outstanding under the Warrant Plan Netherlands 1999.

Warrant plans 2002

At the Extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favor of the directors, management and personnel of the Issuer ("Warrant Plan Belgium 2002") and a second warrant plan in favor of management and personnel of the Issuer's Dutch subsidiary ("Warrant Plan Netherlands 2002").

Warrant Plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 3,013,000 warrants were issued to and subscribed by the Issuer. At the date of this Prospectus, an aggregate number of 3,013,000 warrants have been granted to directors, management and personnel of the Issuer (grants from 2002 to 2005), of which 2,687,646 warrants are still outstanding.

The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one ordinary share Class D. Since the different classes of shares of the Issuer were cancelled by decision of the Extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Belgium 2002 were modified to reflect that four warrants will entitle the warrant holder to subscribe for one Share.

The exercise price of the warrants is determined by the Board of Directors at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. If the Issuer's shares are not listed, the exercise price per share equals at least the real value of one ordinary share as established by the Board of Directors upon affirmative advice of the statutory auditor. Furthermore, the exercise price per share must equal at least (i) €4.00 and (ii) the book value of the existing shares as set out in the most recently approved annual accounts prior to the date of the offer of the warrants.

The warrants cannot be exercised before the end of the third calendar year following the offer. Between the beginning of the fourth calendar year following the offer and the fourth anniversary of the offer, the warrant holder can only exercise 60% of the offered warrants.

In the event of termination of the warrant holder's employment or service relation for any reason other than retirement or illness or disability (in which case the warrants must be exercised within three months) after the third calendar year following the year in which the warrants are offered, the warrant holder must exercise its warrants within three months as of the first day of the fourth calendar year following the offer of warrants. If such termination occurs before the end of the third calendar year following the year in which the warrants were offered, a part of the warrants will automatically become void:

- 90% if the termination occurs before the first anniversary of the offer of warrants to the beneficiary;
- 80% if the termination occurs before the second anniversary of the offer of warrants to the beneficiary;
- 60% if the termination occurs before the third anniversary of the offer of warrants to the beneficiary; and
- 40% if the termination occurs after the third anniversary of the offer of warrants to the beneficiary, but before the end of the third calendar year.

In the event of termination due to retirement or illness or disability, the warrants must be exercised within three months. In the event of death of the warrant holder, the warrants shall be transferred to the person(s) entitled and must be exercised within three months. Except in the event of death of a warrant holder, the warrants are not transferable.

Warrant Plan Netherlands 2002

Pursuant to the Warrant Plan Netherlands 2002, a total number of 500,000 warrants have been issued to and subscribed for by the Issuer. At the date of this Prospectus, the Issuer has granted an aggregate number of 482,595 warrants pursuant to this Warrant Plan Netherlands 2002, of which 482,595 warrants are still outstanding. The 17,405 warrants that were not granted have been cancelled on 29 March 2005.

The exercise period of the warrants amounts to four years, which exercise period starts as from the date of the offer. A vested warrant entitles the holder of such warrant to subscribe for one ordinary share class D of the Issuer. Since the different classes of shares of the Issuer were cancelled by decision of the Extraordinary Shareholders Meeting of 29 March 2005, the provisions of the Warrant Plan Netherlands 2002 were modified to reflect that four warrants will entitle the warrant holder to subscribe to one Share.

The exercise price of the warrants is determined by the Board of Directors at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. If the Issuer's shares are not listed, the exercise price per share equals at least the real value of the ordinary shares as established by the Board of Directors upon affirmative advice of the statutory auditor, multiplied by 1.17. Furthermore, the exercise price must equal at least €4.68.

Overview of the outstanding warrants under the Warrant Plans 1999 and 2002

Date of the offer	Exercise price	Expiry date	Outstanding at the date of this Prospectus	Outstanding as at 31 December 2003
22 December 1999	4.00	21 December 2007	217,554	223,554
6 March 2002	4.00	5 March 2010	1,715,796	2,005,521
6 September 2002	4.00	5 September 2010	74,600	102,100
1 February 2003	4.00	31 January 2011	96,750	108,750
15 June 2004	4.00	1 February 2012	133,000	
22 July 2004	4.00	1 February 2012	30,000	
31 January 2005	6.76	1 February 2012	637,500	
Total			**2,905,200**	**2,469,925**

Table 10: Overview of Warrant Plans Belgium 1999 and 2002

The moments of exercise for the Warrant Plans Belgium 1999 and 2002 after the warrants become exerciseable were not specified, so that warrant holders are free to exercise their warrants throughout a year.

The exercise price of the warrants offered on 31 January 2005 was based on a valuation report drawn up by the Board of Directors and certified by KPMG Bedrijfsrevisoren, Spoorweglaan 3, 2610 Wilrijk, Belgium. The Board of Directors' report was based on discounted cash flows, while KPMG's certification also referred to other valuation metrics such as intrinsic value per Share, the price per Share of the last capital increase and the evolution of the biotech index. To the resulting valuation of €2.40 per Share before the 4:1 reverse split or €9.64 after the reverse split, a discount of 30% was applied to take into account the illiquidity of the shares at the time they were granted.

Date of the offer	Exercise price	Expiry date	Outstanding at the date of this Prospectus	Outstanding as at 31 December 2003
4 March 2002	4.68	3 March 2006	356,000	356,000
4 March 2003	4.68	3 March 2007	33,500	30,000
23 December 2003	4.68	22 December 2007	93,095	96,595
Total			**482,595**	**482,595**

Table 11: Overview of Warrant Plan Netherlands 2002

The moments of exercise for the Warrant Plan Netherlands 2002 after the warrants become exercisable were not specified, so that warrant holders are free to exercise their warrants throughout a year.

Warrant Plan 2005

At the Extraordinary Shareholders Meeting of 29 March 2005, a new warrant plan was approved, subject to the condition precedent of the realization of the Offering, in favor of certain directors of the Issuer (Raj Parekh, Onno van de Stolpe, Wilson Totten, Barry Ross, and Ferdinand Verdonck), management and personnel of the Issuer and the Issuer's subsidiary ("Warrant Plan 2005"). Warants under this plan will only be granted to the directors by the General Shareholders Meeting. The exercise period of the warrants

amounts to eight years. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date the warrants are offered, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered.

This warrant plan contains a minimum of 125,000 warrants (the "Initial Warrants") and a maximum of 500,000 warrants for the employees, directors and consultants of the Company. The exact number of warrants to be created in excess of 125,000 (the "Additional Warrants") is to be determined in accordance with the number of issued Offer Shares and Over-allotment Shares. The number of Additional Warrants to be created is neither to exceed 375,000 nor 3.4% of the entire share capital of the Issuer calculated on a fully diluted basis, however excluding the minimum of 125,000 Initial Warrants. Each warrant entitles the beneficiary to subscribe to one Share of the Issuer subject to the provisions of the Warrant Plan 2005.

Exercise and lock-up restrictions

Article 501 BCC states that, in the event of a capital increase through a contribution in cash, any warrant holder may exercise its warrants and participate as a shareholder to the capital increase if that right is also given to the existing shareholders. Prior to the Extraordinary Shareholders Meeting of 29 March 2005, the warrant holders were informed of the envisaged capital increase. Before publication of this Prospectus, the members of the Executive Committee and the Board of Directors have agreed through a separate agreement not to exercise their outstanding warrants during 24 months from the Listing Date, while four other senior managers have agreed not to exercise their outstanding warrants during 6 months from the Listing Date.

The other personnel members are not restricted in exercising their warrants, except for the limitations included in the Warrant Plans. The warrants issued under the Warrant Plan 1999 can all be freely exercised. The total number of warrants still outstanding under this plan equals 217,554, but only 36,600 are held by others than the members of the Executive Committee and the 4 senior managers described in the previous paragraph, who have agreed to a lock-up of these warrants. The warrants issued under the 2002 Warrant Plans can be freely exercised at the capital increase relating to the Offering but the shares thus acquired by personnel that have warrants under the Warrant Plan Belgium 2002 can only be freely transferred after 31 December 2005 in accordance with the exercise conditions of the Warrant Plan Belgium 2002. The warrants issued under the Warrant Plan Netherlands 2002 can be freely exercised at any moment and the Shares thus acquired can be freely transferred. Of the 482,595 warrants outstanding under this plan, 347,700 are held by warrant holders who have not signed the lock-ups as described above.

In order to avoid a substantial backflow of the related 96,075 shares (4 warrants for one new Share) immediately after the Offering, the Lead Managers have offered to the warrant holders the possibility to offer their shares as part of the Offering itself. As most of the warrant holders have reacted positively to this offer (26 employees and 14 former employees), of these 96,075 Shares, 82,562 have been offered as part of the Offering.

PRINCIPAL SHAREHOLDERS AND LOCK-UP AGREEMENTS

The table below sets out a list of all Pre-IPO Shareholders who, at the date of this Prospectus have an interest in the share capital of the Issuer. It also reflects the change to the shareholdings of the Pre-IPO Shareholders in the event of the exercise of the outstanding warrants of the directors, personnel and management of Galapagos.

Shareholders	Number of shares	Percentage	Number of Shares after exercise of warrants	Percentage
Abingworth	1,264,222	21.3%	1,264,222	18.6%
Crucell	1,236,097	20.8%	1,236,097	18.2%
Tibotec	1,113,964	18.8%	1,113,964	16.4%
Apax	1,106,194	18.6%	1,106,194	16.3%
Burrill	790,139	13.3%	790,139	11.6%
AlpInvest	427,938	7.2%	427,938	6.3%
Non-executive Directors	0	0.0%	60,174	0.9%
Executive Committee	0	0.0%	490,975	7.2%
Senior managers	0	0.0%	75,800	1.1%
Personnel	0	0.0%	220,000	3.2%
Total	**5,938,554**	**100.0%**	**6,785,503**	**100.0%**

Table 12: Shareholding structure prior to the Offering

The shareholder structure after the Offering will depend on among others, whether or not the Over-allotment Option is exercised, whether or not warrants are exercised and the degree to which personnel, management and directors have participated in the Offering.

Below the shareholding structure is presented based on the assumption that €20 million is raised in the Offering, 82,562 Shares newly issued after the exercise of warrants are sold and €3 million is subscribed after exercise of the Over-allotment Option, all at the Offer Price of €7.00.

Shareholders	Number of Shares	Percentage	Number of Shares after exercise of warrants	Percentage
Abingworth	1,264,222	13.6%	1,264,222	12.0%
Crucell	1,236,097	13.3%	1,236,097	11.7%
Tibotec	1,113,964	12.0%	1,113,964	10.6%
Apax	1,106,194	11.9%	1,106,194	10.5%
Burrill	790,139	8.5%	790,139	7.5%
AlpInvest	427,938	4.6%	427,938	4.1%
Existing warrants	-	0.0%	764,387	7.3%
New shares in free-float	3,368,275	36.2%	3,368,275	32.0%
New warrants	-	0.0%	467,421	4.4%
Total	**9,306,829**	**100.0%**	**10,538,637**	**100.0%**

Table 13: Hypothetical shareholding structure at Offer Price of € 7.00

As of 31 December 2004, there are no shareholder loans outstanding.

To the knowledge of the Company, there will be no shareholders agreements between the Pre-IPO Shareholders effective after the Offering, except for the agreement among the Pre-IPO Shareholders in the lock-up agreement whereby they will consult each other and those willing to sell will act together if the Lead Managers would consent to a sale of Shares prior to the end of the 2 years lock-up period.

Lock-up agreement in respect of Tibotec and Crucell

Each of Tibotec and Crucell have irrevocably undertaken to the Lead Managers and Issuer that, with respect to the Shares held by them at 14 April 2005, until 2 years following the Closing Date, none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the first year of the aforementioned lock-up period, these lock-up obligations can only be waived with prior written consent by Euronext Amsterdam. Whilst during the first year of the aforementioned lock-up period, under the Euronext regulations the lock-up obligations only relate to 80% of the interest in the Issuer of Tibotec and Crucell individually, any transactions which fall within the scope of these lock-up obligations during this period (and thus relating to 100% of their interest in the Issuer), are subject to the prior written consent by the Lead Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid). During the second year of this lock-up period, these lock-up obligations can only be waived with the prior written consent of the Lead Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of Abingworth, AlpInvest, Apax and Burrill

Each of Abingworth, AlpInvest, Apax and Burrill have irrevocably undertaken to the Lead Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 2 years following the Closing Date, none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the aforementioned lock-up period, these lock-up obligations can only be waived with the prior written consent of the Lead Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of the members of the Board and the Executive Committee

Each of members of the Board of Directors and the Executive Committee have irrevocably undertaken to the Lead Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 2 years following the Closing Date, none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the first year of the aforementioned lock-up period, these lock-up obligations can only be waived with prior written consent by Euronext Amsterdam. Whilst during the first year of the aforementioned lock-up period, under the Euronext regulations these lock-up obligations only relate to 80% of the interest in the Issuer of the members of the Board of Directors and the Executive Committee individually, any transactions which fall within the scope of these lock-up obligations during this period (and thus relating to 100% of their interest in the Issuer), are subject to the prior written consent by the Lead Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid). During the second year of this lock-up period, these lock-up obligations can only be waived with the prior written consent of the Lead Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of certain other managers of Galapagos

Each of Mr. Peter Tomme, Mr. Jan Van der Schueren, Mr. Helmuth van Es and Mrs. Andrea Grant have irrevocably undertaken to the Lead Managers and the Issuer that, with respect to the Shares held by them at 14 April 2005, until 6 months following the Closing Date, none of them shall, directly or indirectly sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in the share capital of the Issuer, or otherwise transfer or dispose of any securities in the Issuer's share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Issuer's share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things. During the aforementioned lock-up period, these lock-up obligations can be waived with the prior written consent by the Lead Managers which consent will not be withheld in the event of a public bid for the total share capital of Galapagos (which waiver will solely apply to the tendering of the securities under such bid).

Lock-up agreement in respect of Issuer

The Issuer itself has undertaken with the Lead Managers that, for a period of 365 days following the Closing Date, it will not issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares similar to that of a sale or publicly announce any intention to do any of such things or deposit any Shares (or any securities convertible into or exchangeable for Shares or which

carry rights to subscribe or purchase Shares) in any depositary receipt facility, without the prior written consent of the Lead Managers, other than (i) Shares to be issued upon exercise of warrants to purchase or subscribe for Shares, or upon conversion of securities convertible into Shares, in each case, outstanding on the date hereof, (ii) any Shares or rights convertible into or exchangeable for Shares, or which carry rights to subscribe or purchase Shares, issued in connection with any merger or acquisition, corporate transaction or in-licensing activity involving the Company after the date of the underwriting agreement as described in "The Offering" and (iii) the issue of the Over-allotment Shares."

RELATED PARTY TRANSACTIONS

The Issuer has the following contractual relationships with directors, shareholders or companies in which certain of the Pre-IPO Shareholders own or have owned an interest during the last three years:

- Non-compete undertaking from Crucell:

  The Issuer and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the US. No consideration was paid for this undertaking.

- License agreement between Tibotec and the Issuer dated 28 May 2001:

  The Issuer, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. The Issuer entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec Intellectual Property relating to, inter alia, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterization of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. The Issuer paid a consideration of €454 thousand for this agreement which was capitalized.

- Research and commercial license agreement between Crucell and the Issuer dated 6 June 2001:

  Under this agreement Crucell granted a sole and exclusive worldwide license to the Issuer under the Crucell patents and know how for, inter alia, identifying, making and using products and services in the field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. The Company paid a consideration of €454 thousand for this agreement which was capitalized.

- Services agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland BV entered into between Crucell and Galapagos Genomics BV dated 3 November 2004:

  Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,570) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for reparation works.

- Services agreement between Crucell and Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004:

  In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

- Ratification agreement for the lease of office and laboratory facilities between Crucell and Galapagos Genomics BV dated February 2002:

  In this agreement Crucell and Galapagos Genomics BV document and ratify their contractual agreement relating to the lease of office and laboratory facilities at Archimedesweg 4, 2333 CN Leiden, the Netherlands. Crucell agrees to sub-lease a certain section of the building to Galapagos Genomics until 31 December 2003 at the latest. Galapagos Genomics BV undertakes to deliver the building section,

upon termination of the agreement, to Crucell clean and without damages to the building and its lease hold improvements.

- Supplemental agreement to the ratification agreement for the lease of office and laboratory facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005:

  This (amended) agreement documents new conditions for the termination of the lease agreement as set out in the ratification agreement dated February 2002. Under the (amended) supplemental agreement, the lease automatically continues for periods of one year as of 1 January 2004. However, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

- The Issuer has closed several contracts in the normal course of business with Johnson & Johnson. In the period between 2002 and 2004 €1.2 million was recognized as revenue in these contracts.

- Before the Offering, independent directors received board meeting fees amounting to €1.5 thousand per board meeting. For the new post-Offering contracts this has been adjusted to an annual fee of €20 thousand.

- A consultancy contract was closed with the Chairman of the Issuer, Dr. Parekh, amounting to a monthly consulting fee of £8,666.

There are no loans outstanding between the Issuer and any member of its Board of Directors or the Executive Committee.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

General provisions with regard to the Board of Directors

The Board of Directors consists of a maximum of nine members, including the Chairman and the CEO. The Chairman is a non-executive director and does not hold the office of CEO. The Board of Directors consists of at least three independent directors.

An independent director is a director who is independent in accordance with article 524 of the BCC and in accordance with the requirements set out in the Belgian Corporate Governance Code, except as far as the latter Code is concerned that independent directors of the Company may also own warrants which represent the right to acquire Shares.

The directors are elected by the Shareholders Meeting for a maximum period of four years. Each director can at any time tender his resignation or be dismissed before the end of his mandate by decision of the Shareholders Meeting, taken with normal majority. Directors can be re-elected.

The Shareholders Meeting decides whether the directors are remunerated for the exercise of their mandate as directors. Nevertheless, all directors are reimbursed for the expenses reasonably incurred during the exercise of their mandate as a director.

The Board of Directors is authorized to take all actions which are necessary or useful to fulfill the corporate purpose of the Issuer, with the exception of those actions which are explicitly reserved for the Shareholders Meeting by law or under the Articles of Association.

A meeting of the Board of Directors may be called by the Chairman, by two directors or by the CEO. A meeting is validly held if an attendance quorum of at least half of the present or represented members of the Board of Directors is met. If a meeting is postponed for lack of quorum, a second meeting of the Board of Directors may validly deliberate and decide on the agenda items of the first meeting if at least two directors are present or represented at the second meeting.

Decisions of the Board of Directors are taken by normal majority. Blank and invalid votes are not included in the calculation of the votes cast. If the votes are tied, the Chairman of the Board of Directors has a casting vote.

On 29 March 2005, the Board of Directors approved a charter of the Board of Directors which, together with the charters of the committees of the Board of Directors, sets out the principles pursuant to which the Board of Directors and its committees operate. Such charters are part of the general corporate governance charter which the Board of Directors established in accordance with the provisions of the Belgian Corporate Governance Code, except for the fact that directors may be offered warrants of the Issuer and that the individual remuneration of the CEO is not disclosed. The charters will be made publicly available at the Issuer's website and an updated version will be published after every modification made to them.

On 29 March 2005, the Board of Directors further agreed to subscribe to an improved directors' liability insurance, including prospectus liability coverage. The improved directors' liability insurance will provide for a more comprehensive coverage, including for prospectus liability, for claims directed to the Issuer, and the members of its Board of Directors and its Executive Committee since the Issuer shall acquire the capacity of a company that calls upon public savings. This Board's decision was taken in compliance with the terms of Article 523 BCC

On 29 March 2005, the Board of Directors also agreed to conclude guarantee agreements between the Issuer and each of the members of its Board of Directors and Executive Committee. Pursuant to these guarantee agreements the Issuer shall indemnify the beneficiaries for any liability arising out of claims from third parties originating from acts or omissions performed by the beneficiaries in the exercise of their duties as member of the Board of Directors or member of the Executive Committee. The indemnification does not apply (i) when the liability is covered by the directors liability insurance policy, (ii) when the liability is the result of any act or omission by a beneficiary acting in bad faith or with gross negligence in performing his or her duties, or (iii) for criminal sanctions imposed on the beneficiary. This Board's decision was taken in compliance with the terms of Article 523 BCC

Composition of the Board of Directors

Board members are elected on the basis of their knowledge and with a view to obtaining a good balance of skills such as finance, sector knowledge, operational experience, strategic thinking, ability to assess business models, etc. The Board consists of the following directors:

Name	Position	Dependent/ Independent	Executive/ Non-executive	Age	Other Mandates
Raj Parekh	Chairman	Dependent	Non-executive	44	Member of the board of directors of: - Akubio (Cambridge, UK) - Celldex (Princeton, US) - Chroma Therapeutics (Oxford,UK) - Parekh Enterprises (Oxford, UK)
Onno van de Stolpe	CEO	Dependent	Executive	45	None
Ferdinand Verdonck		Independent	Non-executive	62	Member of the board of directors of: - Banco Urquijo (Madrid, Spain) - Dictaphone Corporation (Stratford, US) - Groupe SNEF (Marseille, France) - Degussa (Antwerp, Belgium) - Santens (Oudenaarde, Belgium) - Laco Information Services (Diegem, Belgium) - Phoenix Funds (Hartford, US)
Barry Ross		Independent	Non-executive	56	Member of the board of directors of: - InPharmatica (London, UK) - BioImage (Copenhagen, Denmark) - Kreatech (Amsterdam, The Netherlands)
Wilson Totten		Independent	Non-executive	49	Member of the board of directors of: - ProStrakan (Scotland)
Laurent Ganem		Dependent	Non-executive	46	Member of the board of directors of: - Hybrigenics (Paris, France) - IDM (Paris, France) - Neuro3D (Mulhouse, France) - Synt:em (Nimes, France) - Neurotech (Paris, France) - Newron (Milan, Italy) - Biolipox (Stockholm, Sweden)
Harrold van Barlingen		Dependent	Non-executive	39	Member of the board of directors of: - BioXell (Milan, Italy) - Curacyte (Leipzig, Germany) - Avantium (Amsterdam, The Netherlands)

Table 15: Composition of the Board of Directors

Raj Parekh, PhD - Entrepreneur in Residence at Abingworth Management

Dr. Parekh is currently Entrepreneur in Residence at Abingworth, a UK venture capital company. He co-founded Oxford GlycoSciences (OGS) in 1988, was Chief Scientific Officer and Senior Vice President of Research and was instrumental in the flotation of the company in 1998, its listing on NASDAQ and its recent merger with Celltech. He joined Galapagos' Board of Directors in April 2004. (Address: Jermyn Street 38, SW1Y6DN, London, UK).

Onno van de Stolpe, Ir - CEO of Galapagos

Mr. Van de Stolpe founded Galapagos in 1999 while he was Managing Director Genomics at IntroGene (now Crucell). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe. He established this European headquarters after joining Molecular Probes in the US. Previously, he worked for the Netherlands Foreign Investment Agency in California where he was responsible for recruiting biotech and medical device companies to locate in the Netherlands. Van de Stolpe started his career as a Manager Business Development at MOGEN in Leiden. He received his MSc degree from the Agricultural University in Wageningen. He joined Galapagos' Board of Directors in February 1999. (Address: Borzestraat 50/2, 2800 Mechelen, Belgium).

Ferdinand Verdonck – Director of Corporations

Mr. Verdonck is currently on the board of several companies, including Banco Urquijo (Spain) and Dictaphone (USA). His professional experience is based on his work, mainly in financial services.
most recently as the managing director of Almanij and earlier with Lazard Frères and also in manufacturing (Bekaert NV). His responsibilities entailed board participation in publicly traded and privately-held companies in many countries. He holds a law degree from the KU Leuven and degrees in economics from KU Leuven and the University of Chicago. He will join Galapagos' Board of Directors after the Offering. (Address: Nederpolder 7, 9000 Gent, Belgium).

Wilson Totten, MD - CEO of ProStrakan

Dr. Totten is CEO of ProStrakan, a company formed by the recent merger of Strakan and Proskelia. Until 2004, he was Group R&D Director at Shire where Dr. Totten was responsible for research and drug development, and involved in all commercial aspects. Before joining Shire in 1998, he was Vice President of Clinical R&D with Astra Charnwood from 1995 to 1997. Before that Dr. Totten was Director of Drug Development for Fisons Pharmaceuticals and Medical Director at 3M Health Care. He joined Galapagos' Board of Directors in September 2004. (Address: Woolton Hill, Newbury RG209UZ, Berks, UK).

Wilson Totten has in the course of 2004 assisted the Company as advisor in assessing potential commercial transactions for which he received €4,500 in total. Both the Board of Directors and Wilson Totten are convinced this does not prejudice his independence as a director.

Barry Ross, PhD – Consultant

Dr. Ross is an independent scientific and business advisor. Previously he served as CEO and Scientific Director of the Affymax Research Institute in Palo Alto. He held a number of senior research positions in the pharmaceutical industry including Director, Group Research Strategy and Alliances at GlaxoWellcome. He received his PhD in Organic Chemistry from Imperial College of Science and Technology, London. He joined Galapagos' Board of Directors in April 2003. (Address: Garthmead, Annables Lane Harpenden, AL5 3PL Herts, UK).

Laurent Ganem, MD – Managing Director Apax Partners

Dr. Ganem became a partner of Apax Partners in 1994, in charge of investments in Healthcare and Biotechnology. He began his career in the US at Baxter International. Then, back in France, he founded a company specializing in Life Science Technology Transfers where he was General Manager until 1993. Laurent is a graduate of the Paris University of Medicine. He also obtained an MBA from Columbia

University, New York. He joined Galapagos' Board of Directors in March 2002. (Address: Rue des Beaux 3bis, 75006 Paris, France).

Harrold van Barlingen, PhD – Investment Manager AlpInvest Partners

Dr. Van Barlingen heads the Life Sciences Investments activities at AlpInvest Partners, one of the largest private equity investors worldwide. Previously, he was at the Boston Consulting Group, where he worked as a consultant in management and strategy. Prior to BCG, Van Barlingen headed the Benelux office of the Lewin Group (a Quintiles subsidiary); an international firm specialized in the field of health economy. He holds a MSc in Medical Biology and a PhD in the area of cardiovascular diseases, both from the University of Utrecht. He will join Galapagos' Board of Directors after the Offering. (Address: PO Box 75304, 1070 AH Amsterdam, The Netherlands).

After the Closing Date of the Offering, the former directors Ronald Brus (CEO of Crucell and director since June 1999), Stephen Bunting (Managing Director of Abingworth and director since March 2002) and Steven Burrill (Managing Director of Burrill and director since March 2003) and Dirk Pollet (Vice-President Business Development and director since November 2002) will resign from the Board.

The last 5 years the members of the Board of Directors have not been convicted for any violation of the (Dutch) Act Economic Delicts (*Wet Economische Delicten*), nor have they been involved in any bankruptcy or legal moratorium of a company on which they had influence, with the exception of Mr. Verdonck who has been involved as a director and shareholder in the involuntary liquidation of Xpert Safety NV, which was declared bankrupt on 28 February 2000.

As some of the members of the Board of Directors are, for example as a board member, involved in other life sciences companies, which might today or in the future compete and/or collaborate with Galapagos, or could be potential merger and acquisition candidates, this might result in a conflict of interest.

Committees

At its meeting of 29 March 2005, the Board of Directors approved the establishment of an Executive Committee, an Audit Committee and a Nomination and Remuneration Committee and approved the charters for these committees and appointed the members of these committees.

Executive Committee

The Executive Committee currently consists of six people, who not need to be a director. The executive director and CEO, Onno van de Stolpe, is Chairman of the Executive Committee.

The Executive Committee consists of six members:
- Onno van de Stolpe, CEO;
- Graham Dixon, Chief Strategy Officer;
- Dirk Pollet, Vice President Business Development;
- Gustaaf van Reet, Vice President Corporate Development;
- Andre Hoekema, Managing Director Galadeno; and
- Vicky Gwosdz, Head of Finance

The Executive Committee is a corporate body within the meaning of article 524bis of the BCC. It may exercise the powers delegated to it by the Board of Directors. However, such powers may not include the general policy or other matters which are reserved for the Board of Directors on the basis of legal provisions or the Articles of Association or the corporate governance charter adopted by the Issuer.

The tasks of the Executive Committee include the following matters:
- The research, identification and development of strategic possibilities and proposals which may contribute to the Company's development in general;

- The drafting and development of policy guidelines to be approved by the Board of Directors;
- The Company's management through, among other things, the implementation of policy guidelines;
- The supervision of the performance of the business in comparison with the strategic goals, plans and budgets; and
- The support of the CEO with the day-to-day management of the Company.

The Executive Committee meets regularly, and at least once a month.

The Executive Committee prepares quarterly reports for the Board of Directors. These management reports, sent to all directors within 15 days after the end of each quarter, give an overview of the most important events, a financial overview, an evaluation of the status of the budget and business plan and an overview of the policy the Executive Committee wishes to implement during the next quarter.

Besides the quarterly management reports, the Executive Committee immediately informs the Board of Directors of matters which may influence the Board of Directors' risk management policy (such as potential litigation, relations with major customers, and all facts which may substantially impact the market price of the Shares).

Audit Committee

The Audit Committee consists of three directors:
- Ferdinand Verdonck, Chairman;
- Barry Ross; and
- Raj Parekh.

All members of the Audit Committee are non-executive directors, the majority of whom are independent. The chairman is an independent non-executive director. All members dispose of the relevant expertise, especially in financial matters, to fulfill their task efficiently.

The members of the Audit Committee are appointed by the Board of Directors in order to develop long-term audit procedures relating to all the Company's activities. This task consists more specifically of:
- Follow up on financial reporting and verification of financial data;
- Verification and follow up of the internal control mechanisms;
- Evaluation and verification of the effectiveness of the risk assessment systems; and
- Follow up on the internal and external audit activities.

The Audit Committee's powers and responsibilities have been included in the charter of the Audit Committee. The Audit Committee will meet as often as necessary to ensure the committee's good operation, with a minimum of four meetings yearly convened by the Chairman. The Audit Committee reports its conclusions and recommendations to the Board of Directors and informs the Board of Directors regularly on the exercise of its tasks and on all matters which require immediate action or improvement.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three non-executive directors, the majority of whom are independent:
- Raj Parekh, Chairman;
- Ferdinand Verdonck; and
- Wilson Totten.

The Nomination and Remuneration Committee's role is twofold:
- Drafting recommendations to the Board of Directors regarding the remuneration policy of the Company and the remuneration of directors and members of the Executive Committee; and
- Selecting the appropriate candidate-directors and making recommendations to the Board of Directors in relation to the appointment of directors and members of the Executive Committee.

The Nomination and Remuneration Committee's powers and responsibilities have been included in the charter of the Nomination and Remuneration Committee. The Nomination and Remuneration Committee will meet at least twice yearly, as well as each time a meeting is required in view of the committee's role and responsibilities as convened by the chairman. The Nomination and Remuneration Committee reports its conclusions and recommendations to the Board of Directors, while aiming to ensure utmost discretion in its reporting documents and proceedings.

Remuneration of the members of the Board of Directors

In 2004, non-executive directors representing one of the Company's shareholders received no compensation for their position as directors, and they were paid €13 thousand as expense reimbursement. Independent members of the Board of Directors received a board fee of €1.5 thousand per board meeting. In 2004, they were paid €6,000 as board fees and expense reimbursements.

Going forward and subject to Closing of the Offering, the independent members of the Board of Directors will receive a fixed annual amount of €20 thousand as a remuneration for their work for the Board. The Board will then comprise three independent members, being Barry Ross, Wilson Totten and Ferdinand Verdonck. The CEO does not receive any special remuneration for his work on the Board of Directors, since this is part of his total remuneration package. The chairman of the Board, Dr. Parekh received a monthly consulting fee of £8,666 since he joined the Board of Directors in April 2004 as a compensation for his specific assignment to assist the Company in strategic positioning. This included amongst others the evaluation of several alternative corporate transactions, the evaluation of the IPO, the choice of the
stock-market, the composition and negotiations with the Syndicate Members, the composition of the Board after the IPO, the negotiations with the Pre-IPO Shareholders, the definition of the equity story and participation in the road shows and one-on-one presentations to potential investors. No decision has yet been taken on the specific assignments that he Will perform after the IPO and therefore on his remuneration.

The non-executive members of the Board of Directors were allocated 240,695 warrants without consideration, representing the right to subscribe to 60,174 shares, after the 4:1 reverse split. In deviation of the Belgian Corporate Governance Code, the non-executive directors can receive warrants, as this is customary in the biotech industry.

Non-executive members of the Board of Directors	Issue date	Number of warrants	Exercise price (after split)	Expiry date
Raj Parekh, Chairman	15 June 2004	125,000	€4.00	1 February 2012
Ferdinand Verdonck (board member subject to closing of the Offering)	31 January 2005	40,000	€6.76	1 February 2012
Wilson Totten	22 July 2004	30,000	€4.00	1 February 2012
Barry Ross	1 February 2003	30,000	€4.00	31 January 2011
Ronald Brus (no longer board member subject to closing of the Offering)	23 December 2003	15,695	€4.68	22 December 2007
Total		**240,695**		

Table 16: Warrants held by the non-executive members of the Board of Directors

Remuneration of the members of the Executive Committee

The total annual remuneration package for 2005 for the six members of the Executive Committee (CEO, CSO, Vice President Business Development, Vice President Corporate Development, Managing Director Galadeno, Head of Finance) consists of two parts: a fixed part of €1.3 million and a variable part. The variable part is calculated on the basis of reaching and surpassing individual and corporate objectives. These objectives are set at the beginning of the year by the Board of Directors and are related to both the performance of the member of the Executive Committee as well as the overall performance of the Company

towards the approved budget. Based upon the actual performance, and following a proposal of the Nomination and Remuneration Committee, the Board of Directors decides on the variable part.

The total remuneration paid out to the Executive Management (predecessor of the Executive Committee) in 2004 amounts to €620 thousand, of which the variable part comprised €75 thousand. The increase expected in 2005 is the result of the expansion of the Executive Committee as well as the fact that Graham Dixon, CSO, only started near the end of 2004. The Nomination and Remuneration Committee fixes the performance parameters and verifies their effectiveness regularly. In deviation from the Corporate Governance Code, the Issuer intends not to disclose in the Corporate Governance Chapter of the annual report the individual remuneration (basic, variable and other components) granted directly or indirectly to the CEO because of privacy concerns.

The members of the Executive Committee were allocated 595,000 warrants (representing the right to subscribe to 148,750 shares) of the Issuer in 2005, without consideration. After the IPO, they will also be eligible to receive warrants under the new Warrant Plan 2005. The total number of outstanding warrants of the members of the Executive Committee is presented below:

Executive Committee member	Issue date	Number of warrants	Exercise price (after split)	Expiry date
Onno van de Stolpe, CEO	22 December 1999	104,636	€4,00	21 December 2007
	6 March 2002	843,064	€4.00	5 March 2010
	31 January 2005	60,000	€6,76	1 February 2012
		1,007,700		
Dirk Pollet, Vice President Business Development	22 December 1999	52,318	€4,00	21 December 2007
	6 March 2002	368,882	€4,00	5 March 2010
		421,200		
Graham Dixon, Chief Scientific Officer	31 January 2005	210,000	€6.76	1 February 2012
Andre Hoekema, Managing Director Galadeno	31 January 2005	150,000	€6.76	1 February 2012
Gustaaf Van Reet, Vice President Corporate Development	31 January 2005	100,000	€6.76	1 February 2012
Vicky Gwosdz, Head of Finance	31 January 2005	75,000	€6.76	1 February 2012
Total		**1,963,900**		

Table 17: Warrants held by members of the Executive Committee

The members of the Executive Committee may receive more warrants of the Issuer, since the management's participation in the capital and potential growth of the entity for which they work is common in the biotechnology industry. It also provides an important incentive for the members of the Executive Committee to strive for the Issuer's most beneficial development.

Management

The Board of Directors has delegated the day-to-day management to a Managing Director, who acts as the Chief Executive Officer (CEO) of the Company, reporting directly to the Board of Directors.

The external auditors

Deloitte & Partners Bedrijfsrevisoren was reappointed as the Issuer's statutory auditor for a period of three years at the Shareholders Meeting of 1 April 2003. The total remuneration paid to Deloitte & Partners Bedrijfsrevisoren in 2004 amounts to €21 thousand for statutory audit work and €15 thousand for tax advice.

Transactions with affiliated companies

All transactions with affiliated companies (if any, and other than subsidiaries) are, if legally required, submitted to a committee of three independent directors and an independent expert, who will report to the Board of Directors. This report will be published in the annual report. There were no such transactions in 2004.

USE OF PROCEEDS

The principal purposes of the Offering are to increase the issuers capitalization and financial flexibility, to facilitate access to public equity capital markets and to provide a public market for the Issuer's Shares.

The gross proceeds from the issue of the Base Shares will be approximately €20 million, or approximately €23 million if the Over-allotment Option granted to the Lead Managers is exercised in full. The proceeds of the 82,562 Shares newly issued after the exercise of warrants amount to €380,372 in total for the Issuer.

The Company intends to use the net proceeds of the Offering, after deduction of commissions and expenses related to the Offering, for research and development, working capital, capital expenditure, acquisitions if and when they present themselves and general corporate purposes. More specifically, the Company intends to use the net proceeds of the Offering for:

- Therapeutic development programs: progression of the targets and chemical hits in the bone and joint disease programs towards pre-clinical and clinical development;
- Research programs: target discovery and validation in bone and joint diseases;
- Technology development: expanding the target discovery tools and the medicinal chemistry capabilities;
- Intellectual property: expanding and maintaining a patent portfolio based on the results of the Company's research and development programs;
- In-licensing clinical development: in-licensing drug candidates that strengthen the drug discovery pipeline and progress these candidates into clinical development; and
- Acquisition: access to technology and/or products that strengthen the Company's position and create value for the shareholders.

The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's product development and commercialization efforts, the amount of proceeds actually raised in the Offering, compound in-licensing activities and the amount of cash received from Galadeno's service activities and target out-licensing activities. The Company actively evaluates opportunities to acquire businesses and technologies that it believes are complementary to its business activities. The Company has not pre-determined the amounts it plans to spend on any of the areas listed above or the timing of these expenditures. Accordingly, the Company's management will have broad discretion to allocate the net proceeds from the Offering. The Company believes that the net proceeds from the Offering will be sufficient to support the Company's current operating plan through at least the next two years.

Additional information on the expected evolution of the Company going forward is presented in "*Management's discussion and analysis of financial condition and results of operations*".

The Company intends to hold the proceeds it retains in connection with the Offering at banks and in short-term, interest-bearing, investment grade securities, including governmental obligations and other money market instruments, until the Company will use them.

THE OFFERING

Authorization of the Offering

At its meeting of 29 March 2005, the Extraordinary Shareholders Meeting decided to increase the Issuer's capital through the issuance of Base Shares for an equivalent maximum value of €35 million, subject to subscription thereto within the framework of the Offering, and to issue warrants, which give the right to the Lead Managers to subscribe for up to €5.25 million in Over-allotment Shares to cover over-allotments in the Offering, if any. The capital increase was decided after approval of the report drawn up by the Board of Directors in accordance with article 596 of the BCC with respect to the consequences of the capital increase for the existing shareholders as well as article 598 of the BCC with respect to the lifting of the preferential subscription rights of the existing shareholders.

Background and purpose of the Offering

The principal purposes of the Offering are to increase the Issuer's capitalization and financial flexibility, to provide a public market for the Shares and to facilitate access to public equity capital markets. The net proceeds will be used for research and development, working capital, capital expenditure, acquisitions if and when they present themselves and other general corporate purposes. See "*Use of proceeds*" for further details.

Size and nature of the Offering

The Offering consists of 2,857,142. Base Shares to be issued by the Issuer, in addition to 82,562 shares created prior to closing of the Offering after the exercise of warrants by warrant holders (and together with the Base Shares, the Offer Shares) and increased with up to 428,571 Over-allotment Shares solely to cover over-allotments, if any.

The Offering is organized as a public offering in Belgium and the Netherlands and an international private placement and is divided into two tranches:

- The Retail Tranche for retail investors representing a maximum of 20% of the Offering; and
- The Institutional Tranche for institutional investors representing at least 80% of the Offering.

A priority allocation within the Retail Tranche has been provided for the employees and the Company's management with a limitation of €100,000 in Offer Shares per person for the Company's management (the members of the Executive Committee and four other senior managers) and a limitation of €25,000 in Offer Shares per person for other employees.

Offer Price

The Offer Price is € 7.00 per Share

Over-allotment Option and stabilization

In connection with the Offering, the Lead Managers, its affiliates or its agents may as of the Listing Date until 30 calendar days after the Listing Date effect transactions on Euronext Brussels, on Euronext Amsterdam, in the over-the-counter market or otherwise with a view to stabilize or maintain the market price of the Shares at levels other than those which might otherwise prevail in the open market. However, there is no obligation for the Lead Managers to do so. Such stabilization, if commenced, may be discontinued at any time and will in any event be discontinued 30 calendar days after the Listing Date.

If the Lead Managers create a short position in the Shares in connection with the Offering, they may reduce that short position by purchasing Shares in the open market. Purchases of Shares to stabilize the market price or to reduce a short position may cause the market price of the Shares to be higher than it might be in the absence of such purchases. None of the Issuer or any of the Lead Managers makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above may have on the market price of the Shares.

The Lead Managers may also elect to reduce any short position by exercising all or part of the Over-allotment Option, which the Issuer has granted to the Lead Managers. This Over-allotment Option is exercisable as of the Listing Date until 30 calendar days after the Listing Date and requires the Issuer to issue and offer at the Offer Price a number of Over-allotment Shares for the sole purpose of allowing the Lead Managers to cover for over-allotments, if any. The total number of Over-allotment Shares shall not exceed 15% of the number of Base Shares.

To enable the Lead Managers to exercise the Over-allotment Option up to 15% of the Base Shares, one of the Pre-IPO Shareholders has entered into a lending agreement, free of charge and for the same period as the Over-allotment Option. Afterwards the Issuer will issue these Over-allotment Shares, if any, in an extra capital increase.

By means of a press release the market will be informed on whether or not the Over-allotment Option has been exercised.

Listing and first trading

Application has been made to list all existing and newly issued Shares, including all Shares that may be issued through the exercise of warrants pursuant to the existing warrant plans (Warrant Plans 1999 and 2002) on the Eurolist by Euronext Brussels NV and Euronext Amsterdam NV under the respective symbols GLPG and GLPGA. The Issuer expects trading to commence on 6 May 2005.

As of the Listing Date until the envisaged Closing Date, the Shares will be listed and traded on Euronext Brussels and Euronext Amsterdam on an "as-if-and-when-issued" basis. Investors that wish to enter into transactions in Shares of the Issuer prior to the Closing Date of the Offering, whether such transactions are effected on Euronext Brussels, on Euronext Amsterdam or otherwise, should be aware that the Closing Date of the Offering may not take place on 4 May 2005, or at all, if certain conditions or events are not satisfied or waived or do not occur on or prior to such date. Such conditions include the receipt of officers' certificates and legal opinions and such events include the suspension of trading on Euronext Brussels or Euronext Amsterdam or a material adverse change in the Issuer's financial condition or business affairs or in the financial markets. Euronext Brussels and Euronext Amsterdam have indicated that they will annul all transactions effected on the Shares if the Offer Shares are not issued on the envisaged Closing Date of the Offering. There is one day between the last day of the Subscription Period and the Listing Date. Otherwise, it would not be possible to publish the mandatory advertisement announcing the allocation key for retail investors at or before the Listing Date.

Payment, settlement and delivery

The Shares must be paid up in full in Euro upon delivery, together with any applicable stock exchange tax on the Closing Date. For further information about applicable taxes, see "*Taxation in Belgium, Stamp tax on securities transactions*". The Closing Date is envisaged to be 10 May 2005. It is expected that the Shares will be delivered to purchasers on or about 10 May 2005 through the book-entry facilities of the Belgian central securities depository, as well as through Euroclear Bank SA/NV, as operator of the Euroclear System (Euroclear) and Clearstream Banking SA, Luxembourg (Clearstream), all in accordance with their normal settlement procedures applicable to equity securities. After the Closing Date the delivery of the Shares will be made available within the Netherlands central securities depository, Euroclear Nederland. All of the Shares will be in bearer form represented by a single global certificate lodged with the CIK for safekeeping on behalf of those persons entitled to the Shares.

Underwriting agreement

The Lead Managers have signed an underwriting agreement after the determination of the Offer Price on 5 May 2005. As a result of the signing of this underwriting agreement, the Lead Managers will, severally but not jointly, agree subscribe to and acquire the Offer Shares (in their name but for the account of the retail and institutional investors) for the following percentages of the Offer Shares with a view to immediately transfering the same to these investors:

- KBC Securities 55%;
- Kempen & Co 45%.

Costs and remuneration of intermediaries

The expected total gross proceeds of the Offering that will be received by the Issuer will be in the range of €20 - €23 million (including the proceeds of the Over-allotment Shares).

The costs of the Offering borne by the Issuer in the current financial year are estimated to be approximately 6% of the gross proceeds of the Offering.

DESCRIPTION OF THE SHARES AND CORPORATE STRUCTURE

The Issuer bears the name GALAPAGOS and has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Incorporation, modification of the Articles of Association and duration

The number of shares mentioned in this section refers to the number of shares before the reverse stock split of 4 to 1 that was decided by the Extraordinary Shareholders Meeting on 29 March 2005.

On 30 June 1999, the Issuer was incorporated as a limited liability company (*Naamloze Vennootschap / Société Anonyme*) under the name "GALAPAGOS GENOMICS". Crucell (formerly IntroGene) and Tibotec (successor to Pharmabioscience Holding NV) founded the Issuer. The Issuer was incorporated with a share capital of €4,447,050, represented by 4,447,050 registered shares, with a nominal value of €1.00 each.

On 3 August 2000, the shareholders modified the Issuer's Articles of Association to reflect that the Board of Directors must consist of at least four directors.

At its meeting of 18 January 2001, the Board of Directors decided to transfer the registered office from Generaal De Wittelaan L11/4, 2800 Mechelen to Generaal De Wittelaan L11/A3, 2800 Mechelen.

On 1 March 2002, article 5 of the Issuer's Articles of Association was modified to reflect an increase of (i) the Issuer's capital by €4,505,666 (increasing the capital from €4,447,050 to €8,952,716) and (ii) the number of shares representing the share capital by 4,505,666 at a price of €1.00 per share (increasing the amount of shares from 4,447,050 to 8,952,716).

On 6 March 2002, the Articles of Association were amended in view of the following decisions taken:
- A capital increase by €707,995 bringing the share capital to €9,660,711 and an issuance of 447,531 new shares at a price of €1.582 per share bringing the total amount of shares to 9,400,247;
- A second capital increase by €20,707,995 bringing the share capital to €30,368,706 and an issuance of 13,089,757 new shares at a price of €1.582 per share bringing the total amount of shares to 22,490,004; and
- A division of the existing shares into five categories (A, B, B+, C and D).

At the Extraordinary Shareholders meeting of 6 March 2002, the shareholders agreed to adopt new Articles of Association reflecting *inter alia* the decisions referred to above, as well as share transfer restrictions and nomination rights for the Board of Directors.

On 19 September 2002, an Extraordinary Shareholders Meeting was held at which the Issuer's capital was increased with €2,000,000 to bring the capital from €30,368,706 to €32,368,706 by creating 1,264,222 shares category C at a price of €1.582 per share, without nominal value, having the same rights and benefits as the other shares of the same category.

On 29 March 2005, the Extraordinary Shareholders Meeting resolved on a number of amendments to the Articles of Association of the Issuer, subject to the condition precedent of the realization of the Offering. The amendments relate, *inter alia*, to the capacity of company to call upon public savings (*openbaar beroep op het spaarwezen*), as defined in applicable Belgian law. On this same date, the Issuer's shareholders decided to change the Issuer's name into GALAPAGOS.

The Issuer is incorporated for an unlimited duration.

Business number

The Issuer is registered with the *Kruispuntbank van Ondernemingen/Banque-Carrefour des Entreprises* (Register of Legal Entities) under business number 0466.460.429.

Legal form

GALAPAGOS is a limited liability company (*naamloze vennootschap/société anonyme*) incorporated under Belgian law. It has the capacity of a company that has called upon and calls upon public savings.

Financial year

The financial year starts on 1 January and ends on 31 December.

Purpose of the Company

As set out in article 3 of the Articles of Association, the Issuer's purpose consists of:

- The development, construction and operation of gene libraries for functional genomics research;
- The research for the development of health products for human beings and animals, pharmaceutical products and other products relating thereto;
- The development, testing, scale drawing and operation of gene therapy processes, as well as the development, assessment and operation of clinical applications of such procedures;
- Research for its own account or for the account of third parties in the field of, or in connection with, biological and industrial technology, genetics and human and animal life in general; and
- The acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses.

With a view to accomplishment of its purposes, the Issuer may, in Belgium or abroad, acquire or lease any license, movable or immovable property, which is necessary or useful for the accomplishment of its commercial or industrial purpose, operate, sell or lease the same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post check, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The Issuer may, by means of contribution, participation, loans, credit facilities, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, existing or to be incorporated, and whether or not having a similar purpose to that of the Issuer. The Issuer may merge with other companies or associations. The Issuer may incorporate subsidiaries, under Belgian or foreign law. The Issuer may acquire or establish any property, which is necessary or useful for its business or for the accomplishment of its corporate purpose.

Group structure

The Issuer holds all outstanding shares of Galapagos Genomics, a company incorporated under the laws of the Netherlands, with registered office at Archimedesweg 4, 2333 CN Leiden, the Netherlands.

Galapagos Genomics is exonerated from certain legal provisions under Dutch law relating to the preparation of its financial statements. To allow Galapagos Genomics to benefit from such exoneration, the Issuer had to declare that it assumes joint and several liability for all obligations incurred by Galapagos Genomics (a so-called full parent guarantee).

In addition, the Issuer entered into a "Research and development agreement" with Galapagos Genomics on 20 June 2000. Under this agreement, Galapagos Genomics shall, on behalf of the Issuer, carry out research activities relating to the production of custom adenoviruses, identify academic collaboration partners and provide support in respect of business development and applications for grants. The Issuer shall own all intellectual property rights to the results obtained under this agreement. The initial term is from 20

June 2000 until 31 December 2005 and the agreement shall be tacitly renewed for consecutive one-year periods thereafter.

There has not been any interruption in the business of the Issuer which may have or has recently had a significant effect on its financial position.

History of share capital

The number of shares mentioned in this section refers to the number of shares before the reverse stock split of 4 to 1 that was decided by the Extraordinary Shareholders Meeting on 29 March 2005.

On 30 June 1999, the Issuer was incorporated with a share capital of €4,447,050, represented by 4,447,050 registered shares, with a nominal value of €1.00 each. Crucell (formerly IntroGene B.V.) subscribed to 4,002,345 registered shares and Tibotec (formerly Pharmabioscience Holding N.V.) subscribed to 444,705 registered shares. The Issuer also issued 4,447,050 founders' shares free of charge which were allocated to the Issuer's founders in proportion with their shareholding. On 31 December 1999 Tibotec exerciced an option to increase its shareholding to 50% by purchasing 1,778,820 shares from Crucell, after which both Tibotec and Crucell owned 2,223,525 registered shares.

On 21 December 1999, the Extraordinary Shareholders Meeting approved the Warrant Plan Belgium and the Warrant Plan Netherlands, as approved by the Board of Directors at its meeting of 20 December 1999. The Warrant Plan Belgium and the Warrant Plan Netherlands provided for an issuance of 549,341 warrants and 235,432 warrants respectively, each warrant giving the right to subscribe one ordinary share. Upon issuance of the warrants, the Issuer's shareholders decided to waive their preferential subscription right. The terms and conditions of the Warrant Plan Belgium and the Warrant Plan Netherlands are described in more detail in "*Management and employees*".

On 3 August 2000, the Extraordinary Shareholders meeting approved the issuance of two convertible bonds with a nominal value of €2 million each. The term of the convertible bonds was five years as of 1 August 2000. The convertible bonds were registered bonds, with an interest of 10% per annum capitalized yearly until the end of the term of the bonds or the moment on which the bonds are converted. The convertible bonds were not transferable except when (i) they were transferred together with one or more existing shares of the Issuer or (ii) they were transferred to another shareholder of the Issuer. The holder of the convertible bonds could only demand early conversion of the bonds as of one month prior to the end of the term. However, early conversion during the term of the bonds was possible in the event of (i) a transfer of shares or issue of new shares by the Issuer following which the composition of shareholders of the Issuer was altered, (ii) the approval of a proposal for a merger or demerger by the Board of Directors, (iii) a public offering of shares of the Issuer, (iv) a public takeover bid launched on the shares of the Issuer and (v) a decision by the Shareholders Meeting and the general meeting of bondholders on the early conversion of the bonds in accordance with the provisions of the BCC.

On 1 March 2002, the Extraordinary Shareholders Meeting decided to cancel the 4,447,050 founders' shares which had been issued at the Issuer's incorporation. The Extraordinary Shareholders Meeting also modified the terms and conditions of the convertible bonds to allow an early conversion of the convertible bonds. More specifically, a new provision was adopted according to which the Shareholders Meeting could, upon request by the bondholders to exercise the convertible bonds, unanimously decide to act on the bondholders' request at the date and for the price specified in the request by converting the nominal value of the bond and the accrued interest until 30 November 2001. In this case, the interest for the period between 1 December 2001 and the date of conversion was to be paid to the bondholders immediately after conversion. Subsequently, in accordance with the newly adopted provision, the Extraordinary Shareholders Meeting agreed to the bondholders' request to proceed with an early conversion of the two convertible bonds.

Subsequently, also on 1 March 2002, two directors established the conversion of the two convertible bonds. Pursuant to the conversion, the Issuer's capital was increased by €4,505,666 to bring it from €4,447,050 to €8,952,716 and 4,505,666 new shares were issued.

At the same meeting, the shareholders decided that no further warrants could be granted under the existing Warrant Plan Belgium 1999 and Warrant Plan Netherlands 1999 and revoked the authorization to the Board of Directors to establish the conversion of the warrants not yet granted. However, the shareholders subsequently approved the issuance of a maximum amount of 3,013,000 warrants under the Warrant Plan Belgium 2002 and a maximum amount of 500,000 warrants under the Warrant Plan Netherlands 2002. The terms and conditions of the Warrant Plan Belgium 2002 and the Warrant Plan Netherlands 2002 are described in more detail in "*Management and employees*".

At an Extraordinary Shareholders Meeting held on 6 March 2002, Crucell subscribed a capital increase of €707,995 in cash, resulting in the issue of 447,531 newly issued shares. The Issuer's capital increased from €8,952,716 to €9,660,711. At the same Extraordinary Shareholders Meeting, the shareholders approved to issue ten anti-dilution warrants free of charge to which Crucell also subscribed. The anti-dilution warrants could be exercised each time the Issuer issues new shares to another person than the holder of an anti-dilution warrant at a subscription price per share which is lower than the average subscription price of the shares category B+ held by the holder of anti-dilution warrants before such issuance. The exercise price of the anti-dilution warrants amounted to €0.01 per share. The number of shares to be issued upon exercise had to be calculated through a specific formula. These anti-dilution warrants could be exercised during a term of ten years starting at their issuance. However, if a public offering of any equity securities of the Issuer would occur before the end of this term, they would expire at the public offering.

A second capital increase by contribution in cash for an amount of €20,707,995 occurred at the Shareholders Meeting of 6 March 2002 pursuant to which the Issuer's capital increased from €9,660,711 to €30,368,706. Following this decision 13,089,757 shares were issued and subscribed by Abingworth, Apax, AlpInvest and Burrill Biotechnology Capital Fund LP. Finally, the Shareholders Meeting issued eighty anti-dilution warrants free of charge which were subscribed by the entities who became a shareholder following this last capital increase. Each of Abingworth Bioventures III A LP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP, Abingworth Bioventures III Executives LP, Apax France VI, Altamir & Cie, Burrill Technology Capital Fund LP and AlpInvest Partners co-investments 2000 CV subscribed to 10 anti-dilution warrants. The exercise price and other issue conditions of these anti-dilution warrants were identical to the ten anti-dilution warrants subscribed by Crucell.

As a final decision on 6 March 2002, the Shareholders Meeting decided to divide the Issuer's shares into five classes (A, B, B+, C and D) and cancel the nominal value of the shares. In the Articles of Association adopted on 6 March 2002, the different categories of shares were allocated specific rights with respect to, amongst others, the transfer of the shares (rights of first refusal, tag-along rights, drag-along rights), the nomination of directors, the decision making procedure at the Shareholders Meeting and the allocation of profits.

On 19 September 2002, an Extraordinary Shareholders Meeting increased the Issuer's capital by €2,000,000, bringing the capital from €30,368,706 to €32,368,706, by creating 1,264,222 shares class C shares, without nominal value, having the same rights and benefits as the other shares of the same category. Part of the newly issued shares were subscribed by a new shareholder, Burrill Nutraceuticals Capital Fund LP. At this occasion, fifty new anti-dilution warrants were also issued. The exercise price and other issue conditions of these anti-dilution warrants were identical to the ten anti-dilution warrants subscribed by Crucell.

On 29 March 2005, an Extraordinary Shareholders Meeting proceeded, subject to the condition precedent of the realization of the Offering, to a 1:4 reverse share split after which the share capital of the Issuer

remained the same but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse share split. Because the original number of shares held by each party could not be divided by 4, 10 shares (pre reverse split), representing 2.5 shares (after reverse split), have been cancelled due to round down differences. The Extraordinary Shareholders Meeting further abolished the different classes of shares. Consequently, the entire share capital of the Issuer is represented by one category of shares.

At the same Extraordinary Shareholders Meeting, the shareholders recorded that the exercise term of aforementioned anti-dilution warrants was to expire in case of a public offering of any equity securities of the Issuer.

On 29 March 2005, the Extraordinary Shareholders Meeting proceeded, subject to the condition precedent of the realization of the Offering, to the issue of a minimum of 125,000 warrants and a maximum of 500,000 warrants for the employees, directors and consultants of the Company. The exact number of warrants to be created in excess of 125 thousand is to be determined in accordance with the number of issued Base Shares and Over-allotment Shares. The number of additional warrants to be issued is neither to exceed 375 thousand nor 3.4% of the entire share capital of the Issuer computed on a fully diluted basis after the Offering, however excluding the minimum of 125 thousand warrants. Each warrant entitles the beneficiary to subscribe to one share (after reverse share split) of the Issuer subject to the provisions of the Warrant Plan 2005. These warrants will be granted partially within the framework of Warrant Plan 2005. The balance will remain at the disposal of the Shareholders Meeting, and Board of Directors, acting upon recommendation of the Nomination and Remuneration Committee and may be granted within the framework of future nominations and incentive plans. These warrants can only be granted to members of the Board of Directors by the Shareholders Meeting or, if the procedure for managing conflicts of interest according to article 523 of the BCC is applied, by the Board of Directors. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date on which the warrants are offered, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered. The exercise price of the warrants will not be inferior to the par value of the existing shares.

Amount of the share capital, number and type of securities

On the date of the Prospectus , the share capital of the Issuer amounts to €32,368,706[9]. It is represented by 5,938,554 shares without nominal value. The par value per share amounts to €5.45. After exercise of the 2,750,292 outstanding warrants that have an exercise price below this par value, the par value would decrease to €5.31 per share.

Authorized capital

On 29 March 2005, the Extraordinary Shareholders Meeting of the Issuer granted, subject to the condition precedent of the realization of the Offering, the Board of Directors the power to increase the Issuer's share capital in one or more transactions with a maximum amount equal to the amount of the statutory capital after the capital increase within the framework of this Offering within certain limitations as set out below. The powers of the Board of Directors within the framework of the authorized capital are valid for a period of five years as from the publication thereof in the Annexes to the Belgian State Gazette. The powers of the Board of Directors are valid for capital increases in cash and in kind, as well as for those following the incorporation of reserves and issue premiums into the Issuer's capital. Within the framework of its powers under the authorized capital, the Board of Directors may restrict or cancel the preferential subscription rights of the existing shareholders in general, to the benefit of the personnel and the management of the Issuer and its subsidiaries or to the benefit of one or more named persons.

[9] In the balance sheet this amount of share capital is adjusted for the costs of the capital increase (in total €831 thousand, of which €554 thousand in 2002 and thereafter), while €19 thousand relates to the accounting for share-based compensation (credit). These differences are linked to the elements charged directly to capital according to IFRS.

The Board of Directors is authorized to issue shares with voting rights, convertible bonds, warrants and shares without voting rights as well as to convert reserves into the Issuer's capital.

The Board of Directors may request an issue premium when it increases the Issuer's capital within the framework of the authorized capital.

During its meeting on 29 March 2005, the Extraordinary Shareholders Meeting has explicitly granted, subject to the condition precedent of the realization of the Offering, the powers to the Board of Directors to increase the Issuer's capital in one or more occasions as from the date of the notification by the BFIC to the Company of a public takeover offer on the Issuer's shares. In this case, the Board of Directors may decide to increase the Issuer's capital through a contribution in cash or in kind with restriction or cancellation of the preferential subscription right of the shareholders. Such authority has been granted for a period of three years as from the date of publication of this decision in the Annexes to the Belgian State Gazette and may be renewed in accordance with the legal provisions concerned.

Furthermore, the Extraordinary Shareholders Meeting granted, subject to the condition precedent of the realization of the Offering, the power to the Board of Directors to increase the Issuer's share capital to the benefit of a transaction to be funded wholly or partially by means of newly issued shares of the Issuer. The term "transaction" in the previous sentence is defined as a merger or acquisition involving shares or cash, a corporate partnership or an in-licensing agreement. If the Board of Directors unanimously agrees to use the authorized capital to such effect, the amount of the capital increase may equal the amount of the statutory capital after the capital increase within the framework of this Offering. If there is no unanimous consent between the board members, such capital increase is limited to 20% of the statutory capital after the capital increase within the framework of the Offering.

Finally, the Board of Directors is also empowered to employ the authorized capital to issue warrants within the framework of compensation policies for employees, directors and consultants of the Company. Within the scope and framework of this authorization and while complying with the legal provisions with respect to conflict of interests and the use of the authorized capital, the Board of Directors is entitled to create and grant warrants to one of its members as remuneration for special assignments that do not fall within the scope of the office as director of the Issuer.

Changes in share capital

In accordance with the provisions of the BCC, the Issuer may increase or decrease its capital by decision of the Extraordinary Shareholders Meeting taken with a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of the Issuer is present or represented. If the attendance quorum of fifty percent is not met, a new Extraordinary Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at this meeting.

Within the framework of the powers under the authorized capital, the Board of Directors may also increase the Issuer's capital as specified in the Articles of Association.

Acquisition of own shares

Under the BCC, the Issuer may not acquire its own shares, profit certificates and certificates without prior authorization by the Shareholders Meeting or in other limited circumstances determined under the Belgian company law, and the acquisition is always limited to a maximum of 10% of the Issuer's capital. The Issuer's offer to acquire its own shares must be made to all shareholders, unless the shares are bought at the stock market. Within certain limits, the shareholders may grant the Board of Directors the authorization to acquire or dispose of shares of the Issuer beforehand. These authorizations must be approved by the holders of eighty percent of the votes cast at a Shareholders Meeting where at least fifty percent of

the Issuer's capital is present or represented. If the attendance quorum is not met, a second Shareholders Meeting may be convened at which there is no quorum requirement. The voting rights connected to the Issuer's shares held by the Issuer itself are suspended.

At the Extraordinary Shareholders Meeting of 29 March 2005, the Board of Directors was authorized to approve the acquisition, subject to the availability of sufficient retained earnings or profit reserves, of the Issuer's own shares representing up to 10% of the Issuer's capital at a price which may not be lower than €0.05 and not higher than 10% in excess of the average closing price of the Shares during the last 30 calendar days preceding the acquisition. This authorization was granted for a period of 18 months after the publication of such decision in the Annexes to the Belgian State Gazette. The authorization is also applicable to the acquisition of shares of the Issuer by its direct subsidiary.

The Articles of Association explicitly authorize the Board of Directors to acquire and dispose of the own shares of the Issuer, without prior approval by the Shareholders Meeting, if this is necessary to avoid a serious imminent disadvantage for the Company. The own shares of Issuer may be disposed of by means of a sale on Euronext Brussels or within the framework of incentive plans for employees, directors and consultants of the Company. This authorization was granted for a period of three years after the publication of such decision in the Annexes to the Belgian State Gazette.

These authorizations may be renewed by decision of the Shareholders Meeting with an attendance quorum of fifty percent of the capital present or represented and for which a majority of eighty percent of the votes cast is required. If the attendance quorum of fifty percent is not met, a new Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at this meeting.

Takeover bids and change control

During its meeting on 29 March 2005, the Shareholders Meeting has explicitly granted the powers to the Board of Directors to increase the Issuer's capital as described under "*Description of the Shares and corporate structure 'Authorized capital*'.

In addition, there are several provisions under Belgian law which may apply to the Issuer and which may make an unfriendly offer, merger or other change in control of the Issuer more difficult.

Public takeover bids on all the outstanding voting securities issued by the Issuer (including securities which give right to the subscription, acquisition or conversion of such securities) are subject to the supervision of the BFIC. If the latter determines that a takeover violates Belgian law, it may take measures and urge any responsible person to comply with the relevant regulation, to end the established irregularity or to cancel its effect. It may prohibit the responsible person to use the rights or advantages arising from this irregularity. The BFIC will notify this decision to the responsible person in the most appropriate way, as from which it will be enforceable. The BFIC may also publish its decision, impose a penalty payment per day or per breach, and impose administrative fines.
In the event that an individual or a company intends to acquire the joint or exclusive control of the Issuer through one or several transactions relating to the shares, the acquirer must notify the BFIC of the contemplated transaction at least five days before the completion of the transaction. The acquisition of control may be defined as the acquisition of voting securities or rights to acquire voting securities granting the buyer the possibility to, in law or in fact, exercise a decisive influence on the nomination of the majority of the members of the Board of Directors or on the orientation of the Issuer's policy.

If the price of the contemplated transfer includes a control premium, the acquirer must offer to all other shareholders the opportunity to sell their shares at the highest price offered by the acquirer for shares during the 12 months preceding the acquisition of control of the Issuer. The acquirer must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to maintain the stock price.

All these measures and provisions may have the effect of substantially discouraging a takeover bid by a third party.

Disclosure of shareholder interests

Under Belgian law and the Issuer's Articles of Association, subject to the condition precedent of the realization of the Offering, when acquiring or transferring voting securities or securities giving right to voting securities, if the total number of voting rights directly or indirectly held by a natural person or a legal entity, alone or jointly with other persons, exceeds or falls below the thresholds of 3% and 5% or a multiple of 3% or 5% of the total number of voting rights attached to the securities of the Issuer, that natural person or legal entity must disclose the acquisition or transfer within two Banking Days after such acquisition or transfer.

A shareholder whose participation exceeds or falls below one of these thresholds must at each occasion inform the BFIC and the Issuer. The documents relating to the transaction concerned must be sent to the BFIC. When the participation of a shareholder reaches 20%, the notification must indicate in which strategy the acquisition or transfer concerned fits, as well as the number of securities acquired during a period of 12 months before the notification and in which manner such securities were acquired. These disclosure obligations are valid as of the first day of trading.

The Issuer is obliged to publish the received notifications the next Banking Day and must mention these notifications in the notes to the annual accounts. Euronext Brussels will publish the details of the notifications. Failure to comply with the disclosure obligation may lead to, among other things, the suspension of voting rights and criminal liability.

Pursuant to the Dutch Securities Act, and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in the Issuer must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in the shares issued by the company. If that shareholder is a legal entity and not an individual, the obligations under the Dutch Securities Act also apply to its managing directors and members of its supervisory board. In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholder is not a legal entity): (i) spouses, (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (iii) by blood or affinity to the first degree who do not share a household with these persons but hold a capital interest of at least 5% or will obtain this percentage through the transaction. The AFM keeps a public register of all notifications made pursuant to the Dutch Securities Act and publishes any notification received by it. Non-compliance with the reporting obligations under the Dutch Securities Act could lead to criminal fines, administrative fines, imprisonment or other sanctions.

Conflicts of interest

Intra-group transactions

Article 524 of the BCC provides a special procedure in the event the decisions or transactions of the Issuer relate to the Issuer on the one hand and other companies affiliated with the Issuer on the other hand, with the exception of relations between the Issuer and its subsidiary. The procedure must also be applied for decisions or transactions relating to relations between the subsidiary of the Issuer and companies affiliated with the subsidiary concerned. Such a decision or transaction must be submitted beforehand to the judgment of a committee of three independent directors, assisted by one or more independent experts, by whom the advantages and disadvantages for the Issuer and its shareholders are evaluated, the financial consequences are estimated and it is established whether the decision or transaction is of this nature to be a disadvantage for the Issuer which is, in view of the Issuer's policy, manifestly unjust. The committee must present its written advice to the statutory auditor and the Board of Directors, which will decide after having been informed of the committee's advice. The decision of the committee together with an excerpt

from the minutes of the Board of Directors and the judgment of the statutory auditor must be published in the Issuer's annual report. This special procedure must not be applied for decisions and transactions which have occurred under the conditions of normal market practice or for decisions and transactions which represent less than 1% in value of the consolidated net assets of the Issuer.

The requirements of article 524 of the BCC regarding the independence of directors may be summarized as follows:

- An independent director is not allowed to have exercised a mandate as director, member of the executive committee or executive manager in the Issuer or in an affiliated company during a period of two years prior to his/her appointment;
- An independent director may not own shares representing 10% or more of the Issuer's capital or of one certain category of shares. If he/she owns less than 10%, (a) those shares together with shares owned by other companies over which the director concerned has control, cannot reach or exceed 10%; or (b) he/she cannot have entered into any agreements relating to the disposal of these shares or the exercise of the rights connected therewith;
- An independent director cannot have a next of kin (i.e. a spouse, partner or a relative in the second degree) who exercises an important mandate or has a financial interest as described above; and
- An independent director cannot maintain a relationship with a company which is of this nature to affect his/her independence.

Conflict of interests of directors

Articles 523 and 524 of the BCC provide a special procedure in the event a director of the Issuer has a direct or indirect personal interest of financial nature which is contrary to a decision or transaction which falls within the authority of the Board of Directors in which case the director concerned must inform the other directors of his conflict of interest before the Board of Directors takes a decision. The statutory auditor must also be informed. The director may not participate in the deliberation or the vote on the conflicting decision or transaction. The minutes of the meeting of the Board of Directors must state the financial consequences for the Issuer and justify the decision taken. An excerpt of the minutes concerned must be published in the Issuer's annual report. The report of the auditors on the annual accounts must describe the financial consequences for the Issuer of each decision of the Board of Directors vis-à-vis which a director has a conflicting interest.

Form and delivery of the Shares

The shares will be issued in registered or bearer form (in book-entry form only).

The shares issued in registered form must be registered in the name and address of the shareholder in the Issuer's shareholders' register, which is kept at the Issuer's registered office. Certificates evidencing such recording will be issued at no cost to the shareholders.

The shares issued in bearer form will initially be represented by one or more global certificates deposited with the *Caisse Interprofessionnelle de Dépôts et de Virements de Titres / Interprofessionele effectendeposito- en girokas (CIK).* CIK is the Belgian central securities depository, which holds securities on deposit for its participants. It facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes in the accounts of those participants.

Most Belgian banks and other authorized brokers have securities accounts with CIK. Shareholders hold their interests through one or more intermediary banks that stand between such owner and the CIK. On the Closing Date, on receipt of payment for the shares, the shares will be credited to the accounts of the purchasers through the book-entry facilities of CIK or certain other securities intermediaries.

If after the Closing date of the Offering and delivery of registered shares or bearer shares in book-entry form investors wish to receive physical delivery of certificates in respect of their shares, those investors must make arrangements with their financial intermediary and pay all related costs and taxes incurred. A fixed fee per physical delivery, regardless the number of shares involved, will usually be charged by most of the financial institutions. Such fee amounts to €10 (+VAT) for delivery at the counters of KBC Bank. A separate tax on the delivery of bearer shares in physical form, currently at a rate of 0.6% of the value of the shares concerned, is also due.

Rights attached to the shares

The following description of the rights attached to the shares sets out the shareholders' rights under the BCC, as supplemented by the Issuer's Articles of Association. The following description is a summary and does not purport to be complete.

Right to participate in the Shareholders Meeting

The Annual Shareholders Meeting convened inter alia to approve the annual accounts and declare dividends, is held every year on the first Tuesday of April at 18.00 hrs CET. If that date is a public holiday, the meeting takes place on the following working day. Both the Annual Shareholders Meeting and Extraordinary Shareholders Meetings are held at the Issuer's registered office or at such other place as is designated in the notice convening the meeting.

The persons who are admitted to Shareholders Meetings of the Issuer are either (i) shareholders recorded in the Issuer's register of registered shares who have expressed their intention to attend the Shareholders Meeting no later than three business days before the meeting, or (ii) shareholders who have deposited their bearer shares no later than three business days before the meeting at the place indicated in the notice convening the meeting.

As soon as the implementation rules on dematerialized shares have been issued and are in force, the owners of dematerialized shares must deposit no later than three business days before the Shareholders Meeting a certificate issued by the recognized account holder or the settlement institution with the institutions designated by the Board of Directors. The certificate establishes the non-disposability of the shares for the Shareholders Meeting.

Extraordinary Shareholders Meetings may be called by the Board of Directors or statutory auditors and must be called if so requested by shareholders representing one-fifth of the Issuer's outstanding share capital.

Notices of all Shareholders Meetings must state the agenda and the proposed resolutions, at least twenty-four days prior to the meeting (i) in the Belgian State Gazette (ii) in one or more national newspapers in Belgium and the Netherlands and (iii) in the Daily Official List. A notice in the Belgian State Gazette suffices in Belgium for Annual Shareholders Meetings taking place in the municipality, at the location, on the day and the hour indicated in the deed of incorporation of the Issuer having an agenda limited to the review of the annual acounts, the annual report and, as the case may be, the report of the auditors and the vote on the discharge from liability of the directors and, as the case may be, the auditors. The notice for the Annual Shareholders Meeting must also specify where holders of shares in bearer form can obtain relevant information including a copy of the Issuer's annual accounts.

The Articles of Association allow the Issuer to specify a registration date in the notice. If the Issuer specifies a registration date in the notice, the shareholders may participate and vote at the Shareholders Meeting with respect to the shares, which they hold at 24.00 hrs CET on the registration date, irrespective of the number of shares, which they hold on the date of the Shareholders Meeting. The specified registration date can be no earlier than fifteen days, and no later than five days, before the date of the Shareholders Meeting. If the Issuer chooses to set a registration date, the notice of the Shareholders

Meeting must be published (i) in the Belgian State Gazette at least twenty-four days prior to the registration date and, if required, in a national newspaper at least twenty-four days prior to the registration date.

Pursuant to the Articles of Association, all shareholders of the Issuer have the right to participate in Shareholders Meetings either in person or by proxy. The Board of Directors may determine the form of the proxy for use at the Shareholders Meetings and request that proxies be deposited no later than three full business days before the meeting at the place indicated in the notice convening the meeting.

A notice of any Shareholders Meeting must be sent by registered mail to the registered holders of warrants, the directors and the statutory auditor and, if any, registered shareholders, bondholders and holders of certificates issued with cooperation of the Issuer, fifteen days before the date of the Shareholders Meeting. Any such person may attend the Shareholders Meeting.

Voting Rights

Each share entitles its holder to one vote at any Shareholders Meeting. Voting rights may be suspended with respect to shares (i) which, notwithstanding a request from the Issuer's Board of Directors, have not been fully paid up, (ii) which are owned by more than one person, except if a sole representative has been appointed and notified to the Issuer regarding the exercise of voting rights, and (iii) for which voting rights have been suspended by a decision of a competent court and/or regulatory authority.

In principle, the Shareholders Meeting has sole authority regarding the following matters: (i) the approval of the Issuer's annual accounts; (ii) the election and dismissal of the Issuer's directors and statutory auditors; (iii) the discharge of the directors and the statutory auditors from liability; (iv) the bringing of a derivative suit against the directors; (v) an increase or decrease in the capital of the Issuer (except for the right of the Board of Directors to increase the Issuer's capital within the framework of the authorized capital); (vi) the approval of a merger or a demerger of the Issuer and (vii) any amendment to the Articles of Association.

Pursuant to the BCC, certain transactions such as an increase or decrease in the capital of the Issuer, any amendment to the Articles of Association and the approval of the dissolution, merger or de-merger of the Issuer may only be authorized with the approval of at least seventy five percent of the votes validly cast at a Shareholders Meeting where at least fifty percent of the Issuer's share capital is present or represented. Any amendments to the corporate purpose clause of the Issuer requires the approval of at least eighty percent of the votes validly cast at a Shareholders Meeting, which meeting may, in principle, only validly decide if a quorum representing at least fifty percent of the Issuer's share capital is present or represented. If the attendance quorum of fifty percent is not met, a new Shareholders Meeting must be convened at which the shareholders may decide on the agenda items irrespective of the percentage of share capital represented at that meeting.

Profit sharing

At the date of the Prospectus, the capital of the Issuer is represented by 5,938,554 shares. Each share represents an identical fraction of the capital, offers one vote and a proportional interest in the company profits. The Issuer has also issued a number of warrants, which, when exercised, give the warrant holder the right to subscribe to shares of the Issuer. The table below gives an overview of the number of shares and warrants issued by the Issuer as of the date of this Prospectus:

Share category	**Number**
Outstanding shares	5,938,554
Shares to be issued as a result of all outstanding warrants being exercised	846,948
Total	**6,785,502**

Table 18: Existing shares and shares that can be created pursuant to the 1999 and 2002 Warrant plans

Pre-emption rights

On the occasion of any capital increase in cash or any issue of convertible bonds or warrants, the Issuer's shareholders have a preferential subscription right to subscribe to new shares, convertible bonds or warrants in proportion to the part of the share capital represented by the shares they already hold. The preferential subscription right can be restricted or cancelled by a resolution approved by the Shareholders Meeting in accordance with the provisions of the BCC. The Shareholders' Meeting may also authorize the Board of Directors to restrict or cancel the preferential subscription right in the event of a capital increase in cash or the issuance of warrants or convertible bonds within the framework of the authorized capital, subject to the terms of the BCC.

The Board of Directors' authorization to increase the share capital of the Issuer through contributions in cash with cancellation or limitation of the preferential right of the existing shareholders is normally suspended with effect from the Issuer's receipt of notification from the BFIC of a public take-over bid on the shares of the Company. The Shareholders may, however, authorize the Board of Directors to increase the capital by issuing shares in the amount of not more than ten percent of the existing shares of the Issuer before the capital increase.

Dividend payments

Under the BCC, the Issuer is required to set aside at least five percent of its net profits during each financial year and to contribute such sum to the Issuer's statutory reserve until such reserve has reached an amount equal to one tenth of the Issuer's share capital. Subject to this requirement being met, the shareholders may, at the Annual Shareholders Meeting, based on a proposal from the Board of Directors, decide by majority vote to distribute as a dividend all or part of the Issuer's profits. The non-distributed reserve may be allocated to a reserve account or may be carried forward. Dividends may be paid either in cash or in kind. Dividends are payable on the dates and at the places fixed by the Board of Directors.
The shares carry the right to receive dividends, if any, payable with respect to the current financial year and any subsequent financial year.

With respect to bearer shares, the Belgian Act of 24 July 1921 provides that if the payment of dividends on bearer shares is not requested by the legitimate holder of the shares, the Issuer may deposit these dividends with the Deposit and Consignment Office (Deposito- en Consignatiekas/Caisse des Dépôts et Consignations). The right to claim the distribution of dividends so deposited expires after thirty years at which time the dividends become the property of the Belgian State. Regarding registered shares, the right to the payment of any dividend expires five years after such dividend was declared by the Board of Directors.

Liquidation

If the Issuer is dissolved, the assets or the proceeds of the sale of the remaining assets, after payment of all debts, costs of liquidation and taxes, must be distributed on an equal basis to the shareholders.

Regulations applicable in case of theft or loss of securities

In the event of loss or theft of bearer shares, Belgian law provides the following:

- Notice in the prescribed form must be given by means of a bailiff's writ of summons or by registered letter or by a declaration made at the offices of the National Securities Service (*Nationale Dienst van Roerende Waarden/Office National des Valeurs Mobilières*). This notice will be published in the Bulletin of Blocked Securities (*Lijst van de met Verzet Aangetekende Waarden/Bulletin des oppositions*);
- Payment is suspended and any attempt to trade or transfer such shares is unenforceable against the party that has notified the loss or theft;
- The shares must be returned to their owner as soon as they are found; and
- If the shares are not found, the payment of interest and dividends and any capital which has become due and payable or any distribution of capital and liquidation surplus and the issue of a duplicate certificate may take place four years after the loss or theft.

The above does not apply to the shares that are only available in book-entry form.

Financial service

The financial service for the shares is provided by KBC Bank in Belgium and by Kempen & Co in the Netherlands, free of charges for the shareholder. Should the Issuer review this policy, it will be published in the Belgian and/or Dutch financial press.

Dividend policy

Since its incorporation, the Issuer has never declared or paid any dividends on its shares and does not expect to declare dividends in respect of the financial year ending on 31 December 2005. Any longer term determination to declare dividends will depend on the Issuer's earnings, operational and financial condition, capital requirements, including for growth and acquisitions, and other factors deemed relevant by the Board of Directors and the shareholders.

Furthermore, the Issuer's general reserve must be sufficient for any dividend payment. There can be no assurance that the Issuer will generate sufficient earnings to allow it to pay dividends. If the Issuer does generate sufficient earnings, the Shareholders Meeting may elect to reinvest instead of paying dividends.

Entitlement to dividends

The Offer Shares and Over-allotment Shares carry the right to a dividend, if any, declared in respect of the financial year ending 31 December 2005 and for all subsequent financial years, of the same amount as the shares of the Issuer.

Under the BCC, dividends, if any, are declared by the Annual Shareholders Meeting out of the net profits or distributable reserves based on the audited accounts drafted in accordance with Belgian law, provided that (i) the Issuer has reserved five percent of its net profits until such reserve has reached an amount equal to 10% of its subscribed capital ("the Non-Distributable Reserves") and (ii) following any such dividend distribution, the Issuer's net assets remain above the aggregate of its paid-in capital and its Non-Distributable Reserves.

The net assets consist of the total amount of the Issuer's assets reduced by an amount equal to the sum of the provisions and debts. For the distribution of dividends, the capital and reserves cannot include (i) the amount of the incorporation costs not yet amortized and (ii) the research and development costs not yet amortized, safe for exceptional circumstances, which must be explained and justified in the notes to the annual accounts.

TAXATION IN BELGIUM

The statements below represent a general and broad summary of the Belgian tax legislation applicable to dividends on shares in the Issuer, as in effect at the date of the Offering. It is stressed that the text does not address special rules such as rules that may apply to special classes of holders of shares, and is not to be read as extending by implication to matters not specifically discussed. The text does not take into account or discuss tax laws of any country other than Belgium and is subject to changes in Belgian law, including changes that could have retroactive effect. As to individual consequences, including cross-country consequences, each investor in the shares should consult its own tax adviser.

Dividends

General

As Belgian tax legislation currently stands, a 25% withholding tax is levied on the gross amount of dividends paid or attributed by a Belgian corporation or through a Belgian paying agent, subject to the exemptions or reductions provided for by Belgian law and the tax treaties which Belgium has entered into. For instance, Belgian domestic law allows the 25% withholding tax rate to be reduced to 15% for certain dividends. However, the Company is planning to renounce to this advantage.

Dividends which are subject to the dividend withholding tax, include (i) all benefits from shares in whatever form and (ii) repayments of statutory capital, with the exception of repayments made of fiscal capital (including, in principle, paid in share premiums). Amounts paid-in by a corporation for the redemption of its own shares in accordance with Belgian company law, are in principle not subject to withholding tax.

Withholding tax exemptions under domestic law

Under Belgian law, the rate of the withholding tax can be reduced to zero on dividends paid to certain organizations, such as organizations which are constituted exclusively to administer or provide pension, retirement or other employee benefits or for religious, charitable, scientific, educational or public purposes. To benefit from this exemption, the qualified holder should sign and forward to the Company or its agents a specific certificate. In that certificate, the qualifying holder should confirm that it is a non-resident that does not conduct a business or is not engaged in any activity of a lucrative nature and is exempt from any income tax in its country of residence, and is not under a contractual obligation to re-distribute the dividends to the (real) beneficiaries.

EU based corporations

An exemption from Belgian withholding tax is also available to Belgian and certain EU resident companies provided that the recipient company owns at least 20% of the shares of a company for an uninterrupted period of at least one year (see below).

Tax treaties

Belgium has concluded tax treaties with more than 60 countries, reducing the dividend withholding tax rate to 15%, 10%, or 5%, as appropriate, in the case of a substantial shareholding.

Example: US or German holder

Dividends paid by the Company to a German holder who is entitled to claim benefits under the Treaty and who does not have a permanent establishment or fixed base in Belgium to which the shares are attributable, generally will be subject to a Belgian withholding tax at a reduced rate of 15%.

Dividends paid by the Company to a US holder who is entitled to claim benefits under the Treaty and who does not have a permanent establishment or fixed base in Belgium to which the shares are attributable, generally will be subject to a Belgian withholding tax at a reduced rate of 15%. If the holder holds at least 10% of the voting rights, a reduced rate of 5% applies.

Although there are exceptions, in general the full Belgian withholding tax must be withheld by the Company or the paying agent (that is, the amount of withholding tax upon the payment of the dividend is not reduced to reflect the Treaty rate), and the US or German holder may make a claim for reimbursement for amounts withheld in excess of the Treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the *Centraal Taxatiekantoor/Bureau Central de Taxation Brussel-Buitenland*, 10 J. Jacobsplein, B-1000 Brussels. This should be completed in duplicate and sent to the relevant foreign tax department which should be requested to return one copy appropriately stamped. The US or German holder can then obtain reimbursement from the *Centraal Taxatiekantoor/Bureau Central de Taxation*, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must in principle be filed with the *Centraal Taxatiekantoor/Bureau Central de Taxation* within three years from 1 January of the year following the year in which the dividend was declared payable.

US or German holders holding shares in a registered form or having a significant holding of bearer shares, may be able to obtain a reduction in the withholding tax deducted at source if they deliver the claim form (together with the relevant coupons of bearer shares coupons) no later than 10 days after the date on which the dividend becomes payable. To benefit from this reduced rate, the qualifying US or German holder should complete and send a Form 276 Div.-Aut. (properly stamped by the US or German holder's relevant foreign tax department) to the Company or the paying agent, confirming that the requirements for the reduction have been complied with. The Company or its agent will review and complete the form and file it together with the withholding tax return, with the relevant Belgian tax authorities.

Prospective holders should consult their own tax advisors to establish whether they qualify for a reduction in withholding tax upon payment of dividends, and to get informed of the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Private individuals

For Belgian resident individuals who acquire and hold the shares as a private investment, payment of this withholding tax fully discharges personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to declare them, dividends will, in normal circumstances, be taxed at a tax rate which differs from the progressive personal tax rate and is equivalent to the dividend withholding tax rate (25%) except where, based on the other declared income, the application of progressive personal tax rates means that tax is charged at a lower rate. If the beneficiary declares the dividend, the amount of federal income tax payable must be increased by the local surtax. Similarly, the withholding tax retained at source may be offset (and be reimbursed to the extent that it exceeds the tax actually payable).

For Belgian resident individual investors who acquire the shares for professional purposes, the withholding tax does not fully discharge tax liability. Dividends received must be declared by the beneficiary and will be taxed at the resident personal tax rate. Withholding tax retained at source may, in principle, be offset against personal tax (and is reimbursable to the extent that it exceeds the actual tax payable), provided that (i) the taxpayer has the full ownership of the shares at the time of payment or attribution of the dividends and (ii) the dividend distribution does not give rise to a reduction in value of, or a capital loss on, the shares. Certain exceptions apply to this rule.

Resident corporations

For Belgian resident corporations, the withholding tax does not fully discharge tax liability. Dividends received must be declared by the beneficiary and will be taxed at the corporate tax rate of 33.99%. No withholding tax will be due provided that the Belgian resident corporation holds at least 20% of the shares in the Company for an uninterrupted period of at least one year. Withholding tax retained at source, if any, may, in principle, be offset against corporate tax (and is reimbursable to the extent that it exceeds the actual tax payable), provided that (i) the taxpayer has the full ownership of the shares at the time of payment

or attribution of the dividends and (ii) the dividend distribution does not give rise to a reduction in value of, or a capital loss on the shares. Certain exceptions apply to this last rule

Taxpayers subject to the resident corporate tax may deduct up to 95% of the gross amount of these dividends from their taxable profits (other than from certain disallowed expenses), insofar as, at the date of declaration or payment of the dividends, they hold at least 10% of the capital of the Company, or else a participation with an acquisition value of at least €1,200,000. Moreover, the participation must be held, or will be held, for an uninterrupted period of one year and be classified as financial fixed assets. Distributions within the one-year period are also exempt from the withholding tax, provided that the recipient company still meets the minimum participation requirements at the end of this one-year period. The minimum holding requirement of 10% or €1,200,000 does not apply to dividends received by Belgian credit institutions, insurance companies, stock exchange companies and investment companies.

EU based corporations

An exemption from Belgian withholding tax is available to certain EU resident companies under the EU Parent Subsidiary Directive as implemented in Belgian tax legislation, provided that the recipient company owns at least 20% of the shares of the Company for an uninterrupted period of at least one year. Distributions within the one-year period are also exempt from the withholding tax, provided that the Company still holds at least 20% of the share capital of the Company at the end of this one-year period. In such case, the recipient company should withhold the withholding tax (without having to pay the withholding tax to the Belgian treasury) in the meantime. Furthermore, certain administrative formalities must be complied with to benefit from the exemption.

Legal entities

For taxpayers subject to tax on legal entities, the withholding tax normally constitutes final taxation.

Non-residents

For non-resident individuals and corporations, withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided for by Belgian law or by the various taxation treaties which Belgium has signed. Such (reduced) withholding tax will normally be the final tax in Belgium, unless the non-resident acquired the shares for a business conducted in Belgium through a fixed base or a Belgian establishment, to which the shares are attributable. In such a case, the same principles apply as described with regard to Belgian resident individuals (holding the shares for professional purposes) or corporations who receive the dividends.

Capital gains and losses

Private individuals

Individual Belgian residents holding the shares as a private investment are not subject to Belgian tax on capital gains realized on the disposal of the shares nor are losses realized on these shares tax deductible. Individual Belgian residents may, however, be subject to (i) a 33% tax (to be increased by the municipal surcharge) if the capital gain is deemed to be "not within the scope of normal management of private astate", or (ii) a 16.5% tax (to be increased by the municipal surcharge) if they hold a "significant participation" (in principle 25%) in a Belgian resident company and sell shares of that Company to a non-resident legal entity. The European Court of Justice has however ruled that this taxation is in breach of European legislation.

Individual Belgian residents who hold the shares for professional purposes are taxable at the ordinary progressive income tax rates for business income on any capital gains realized on the disposal of such shares.

Resident corporations and Belgian branches of non-resident corporations

Belgian resident corporations are not usually subject to Belgian capital gains taxation on the disposal of the shares, provided that the dividends on those shares qualify for the dividend received exemption However, only the qualitative condition must be fulfilled (the minimum participation condition, the minimum holding period of one year and the condition that the shares must classify as financial fixed assets must not be fulfilled). Consequently, as the Company is subject to Belgian corporate tax, capital gains should in principle be tax exempt.

Legal entities

Belgian resident entities subject to the tax on legal entities are not usually subject to the Belgian capital gains taxation on the disposal of the shares, although they may be subject to the above-mentioned 16.5% tax.

Non-residents

In principle, non-resident individuals or corporations are not subject to taxation on capital gains realized on shares in the Company, unless the non-resident acquired the shares for a business conducted in Belgium through a fixed base or a Belgian establishment to which the shares are attributable. In such a case, the same principles apply as described in relation to Belgian resident individuals (holding the shares for professional purposes) or corporations (see above). Non-resident individuals without a fixed base or a Belgian establishment who have their fiscal residence in a country with which Belgium has not concluded a tax treaty might be subject to the 33% tax or 16.5% as mentioned above.

Tax reduction on the investment in the Shares ("Monory *bis*" law)

Cash payments up to a maximum of €620 for new shares to which a Belgian resident has subscribed for as employee of the Company, or as employee of certain qualifying subsidiaries of the Company, afford, subject to certain conditions, a right to a personal income tax reduction. This tax reduction, claimable through the annual tax return, cannot be cumulated with the tax reduction for pension savings.

The tax reduction is granted subject to the condition that in their personal income tax return for the taxable period in which the payment occurred, the employees must prove that the qualifying shares were acquired and that the shares were held at the end of the taxable period. The tax reduction will only be maintained if the employee provides evidence that he or she has continued to hold the shares during the subsequent five taxable periods.

Stamp tax on securities transactions

The initial subscription to newly issued shares is exempt from Belgian stock market tax. The Central Tax Authorities have ruled that in case of subscription by the Lead Managers in their name but for the account of the retail and institutional investors, the Lead Managers must be viewed as the first legal owners of the shares. The investors are deemed to have acquired the shares from the Lead Managers. As a result of this ruling, the exemption for the subscription to newly issued shares is not available to the investors. Belgian residents are usually subject to stock market tax at the rate of normally 0.17% on the purchase and sale in Belgium of existing shares. However, a draft law (*wetsontwerp / projet de loi*) reintroducing a cap was submitted to the Chamber of Representatives on 15 February 2005 and transmitted to the senate. If this draft law becomes a law, the maximum tax per transaction and per party will be €500 for transactions that take place after 31 December 2004. Based on a circular letter of Febelfin, with the approval of the cabinet of the Minister of Finance, financial institutions already apply these caps

No stock market tax is payable by:

- intermediaries as mentioned in article 2, 9° and 10° of the Law of 2 August 2002 on the supervision of the financial sector and financial services acting for their own account;

- insurance companies as mentioned in article 2, §1 of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- pension and benefit funds ("voorzorgsinstellingen"/"institutions de prévoyance") as mentioned in article 2, §3, 6° of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- UCITS as mentioned in the Law of 4 December 1990 on the financial transactions and financial markets acting for their own account; and
- non-residents acting for their own account and subject to an affidavit of non-residency.

Tax on the physical delivery of bearer shares

The physical delivery of bearer securities pursuant to the initial subscription is not taxed in Belgium. Result of the ruling referred to above, the Central Tax Authorities' view is that this exemption is not available to the investors, as these are deemed to have acquired the shares from the Lead Managers. A tax is levied upon the physical delivery of securities pursuant to their acquisition for consideration in Belgium (other than pursuant to the initial subscription) through a professional intermediary. This tax is also due upon the delivery of securities in Belgium pursuant to a withdrawal of these securities from "open custody".

The tax is due at the rate of 0.6% on (i) the sums payable by the acquirer in the event of an acquisition or (ii) the sales value of the securities, as estimated by the custodian, in the event of withdrawal from "open custody".

Estate and gift tax

Transmission of shares by reason of death will only be subject to Belgian estate tax calculated on the fair market value of the shares if the shares are part of a Belgian resident's estate. Gifts of shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer shares. Transfers of shares by way of a foreign notarial deed which is not voluntarily presented for registration in Belgium are not subject to Belgian gift tax.

TAXATION IN THE NETHERLANDS

The following summary describes the principal Netherlands tax consequences of the acquisition, holding, redemption and disposal of shares in the Issuer. This summary only addresses holders of shares in the Issuer resident or deemed to be resident of the Netherlands (including the non-resident holder who has opted to be taxed as a resident of the Netherlands). This summary does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the shares in the Issuer. Each prospective holder of shares in the Issuer should consult a professional adviser with respect to the tax consequences of an investment in the shares in the Issuer. The discussion of certain Netherlands taxes set forth below is included for general information purposes only. This summary is based on the Netherlands tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of this Prospectus, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

This summary does not address the Netherlands tax consequences of an individual holder of shares in the Issuer who holds a substantial interest (*aanmerkelijk belang*) in the Issuer, within the meaning of Section 4.3 of the Income Tax Act 2001. Generally speaking, a holder of shares in the Issuer holds a substantial interest in the Issuer, if such holder of shares in the Issuer, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Issuer or of 5 percent or more of the issued capital of a certain class of shares of the Issuer, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Issuer.

For the purpose of the principal Netherlands tax consequences described herein, it is assumed that the Company is neither a resident nor deemed to be a resident of the Netherlands for Netherlands tax purposes.

Netherlands withholding tax

No Netherlands withholding tax is due upon payments on the shares in the Company.

Corporate income tax and individual income tax

Income derived from the Issuer and capital gains realized upon the disposal, transfer or alienation of shares in the Issuer by a corporate investor that is subject to Netherlands corporate income tax, are in principle subject to corporate income tax in the Netherlands. If the shares in the Issuer of a corporate investor qualify as a participation (*deelneming*) within the meaning of article 13 of the Corporate Income Tax Act 1969, income derived from the Issuer and capital gains realized upon the disposal, transfer or alienation of shares in the Issuer are exempt from corporate income tax in the Netherlands. Special rules apply to investors that are Netherlands qualifying pension funds, Netherlands investment institutions (as defined in article 28 of the Corporate Income Tax Act 1969) and other entities that are exempt from Netherlands corporate income tax.

If the holder of shares in the Issuer is an individual, resident or deemed to be a resident of the Netherlands for Netherlands tax purposes (including the individual holder of shares in the Issuer who has opted to be taxed as a resident of the Netherlands), the income derived from the shares in the Issuer and the gains realized upon the redemption and disposal of the shares in the Issuer are taxable at the progressive rates of the Income Tax Act 2001, if:

(i) The holder of shares in the Issuer has an enterprise or an interest in an enterprise, to which enterprise the shares in the Issuer are attributable; or
(ii) Such income or gains qualify as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) within the meaning of Section 3.4 of the Income Tax Act 2001, which include

activities with respect to the shares in the Issuer that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If neither condition (i) nor condition (ii) applies to the individual shareholder, the actual income derived from the Shares in the Issuer and the actual gains realized with respect to the Shares in the Issuer will not be taxable. Instead, such holder of Shares in the Issuer will be taxed at a flat rate of 30% on deemed income from "savings and investments" (*sparen en beleggen*) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" (*rendementsgrondslag*) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Shares in the Issuer will be included in the individual's yield basis.

Gift and inheritance taxes

Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Shares in the Issuer by way of a gift by, or on the death of, a holder of Shares in the Issuer who is a resident or deemed to be a resident of the Netherlands for the purposes of Netherlands gift and inheritance tax at the time of the gift or his or her death.

An individual of the Netherlands nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax only if he or she has been residing in the Netherlands at any time during the twelve months preceding the time of the gift.

Treaties may limit the Netherlands sovereignty to levy gift and inheritance tax.

Other taxes and duties

No Netherlands registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a holder of Shares in the Issuer in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Shares in the.

Value added tax

In general, no Netherlands value added tax will arise in respect of the issuance of the Shares in the Issuer and with respect to distributions or other payments on the Shares in the Issuer.

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Consolidated income statement

The following consolidated accounts are drawn up in accordance with IFRS. The accounting policies and notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT	Notes	2004	2003	2002
Thousands of € except per share data / year ended 31 December				
Product revenue		2,789	2,815	2,727
License revenue		1,918	426	65
Service revenue		522	1,014	113
Research collaborations		150	264	113
Income from government grants		2,398	1,953	2,692
Total revenues		**7,777**	**6,472**	**5,710**
Cost of goods & services sold		-1,288	-1,166	-1,256
Gross profit		**6,489**	**5,306**	**4,454**
Research and development costs		-5,443	-5,378	-4,100
Sales and marketing costs		-134	-102	-62
General and administrative costs		-4,520	-4,493	-4,521
Operating profit/(loss)	4,5	**-3,608**	**-4,667**	**-4,229**
Finance income/(cost)	6	40	86	-92
Taxes	7	-21	-85	-64
NET PROFIT/(LOSS) FOR THE PERIOD		**-3,589**	**-4,666**	**-4,385**
Weighted average number of ordinary shares in issue ('000)	8	23,754	23,754	19,387
Basic loss per Share	8	-0.15	-0.20	-0.23
Weighted average number of ordinary shares in issue ('000) taking into account the 4:1 reverse share split, decided by the Extraordinary Shareholders Meeting of 29 March 2005	8	5,939	5,939	4,847
Basic loss per Share taking into account the 4:1 reverse share split, decided by the Extraordinary Shareholders Meeting of 29 March 2005:	8	-0.60	-0.79	-0.90

Consolidated balance sheet

Assets

CONSOLIDATED BALANCE SHEET – ASSETS	Notes	2004	2003	2002
Thousands of € / year ended 31 December				
NON-CURRENT ASSETS		**3,072**	**4,019**	**4,463**
Intangible assets	9	447	735	677
Property, plant, and equipment	10	2,625	3,284	3,786
CURRENT ASSETS		**12,541**	**16,198**	**7,603**
Inventories	11	98	149	186
Trade and other receivables	12	2,169	3,013	2,576
Cash and cash equivalents	13	10,274	13,036	4,841
TOTAL ASSETS		**15,613**	**20,217**	**12,066**

Equity and Liabilities

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES	Notes	2004	2003	2002
Thousands of € / year ended 31 December				
Current liabilities		**3,833**	**4,747**	**3,202**
Trade and other payables		2,766	3,497	2,419
Obligations under finance lease	16	106	98	90
Tax and social payables		961	1,152	693
Non-current liabilities		**1,413**	**1,519**	**1,617**
Obligations under finance lease	16	1,413	1,519	1,617
LIABILITIES		**5,246**	**6,266**	**4,819**
Equity		**10,367**	**13,951**	**7,247**
Capital and reserves	15	31,557	31,552	20,182
Accumulated losses		-21,190	-17,601	-12,935
TOTAL LIABILITIES AND EQUITY		**15,613**	**20,217**	**12,066**

Consolidated cash flow statement

CONSOLIDATED CASH FLOW STATEMENT	Notes	2004	2003	2002
Thousands of € / year ended 31 December				
Result from operations		-3,608	-4,667	-4,229
Adjustments for:				
Depreciation of property, plant and equipment		763	782	701
Amortisation of intangible fixed assets		240	203	188
Impairment loss on intangible assets		93		
Write-off of inventory			107	
Operating cash flows before movements in working capital		**-2,512**	**-3,575**	**-3,340**
(Increase)/decrease in inventories		51	-70	-105
(Increase)/decrease in receivables		844	-437	-1,293
Increase/(decrease) in payables		-936	1,460	-505
Cash used in operations		**-2,553**	**-2,622**	**-5,243**
Interest paid		-157	-155	-277
NET CASH FLOWS USED IN OPERATING ACTIVITIES		**-2,710**	**-2,777**	**-5,520**
Purchase of property, plant and equipment	10	-103	-279	-1,130
Purchase of and expenditure in intangible fixed assets	9	-45	-261	-211
Net cash from/(used in) investing activities		**-148**	**-540**	**-1,341**
Repayment of obligations under finance lease	16	-106	-98	-90
Proceeds of capital increases, net of issue cost		0	11,354	11,461
Interest received and other financial income		202	256	185
Net cash from/(used in) financing activities		**96**	**11,512**	**11,556**
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**-2,762**	**8,195**	**4,696**
Cash and cash equivalents at the beginning of the year	13	13,036	4,841	145
(Decrease)/increase		-2,762	8,195	4,696
At the end of the year		**10,274**	**13,036**	**4,841**

Consolidated statement of changes in shareholders' equity

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY				
Thousands of € except per share data	Number of shares	Share capital	Retained earnings	Total
Balance on 1 January, 2002	**4,447,050**	**4,168**	**-8,550**	**-4,382**
As previously reported				
Capital increase	19,307,176	27,922		16,568
Unpaid capital		-11,354		
Cost of capital increase		-554		-554
Net loss 2002			-4,385	-4,385
Balance on 31 December, 2002	**23,754,226**	**20,182**	**-12,935**	**7,247**
Payment of 2002 capital increase		11,354		11,354
Share based compensation		16		16
Net loss 2003			-4,666	-4,666
Balance on 31 December, 2003	**23,754,226**	**31,552**	**-17,601**	**13,951**
Share based compensation		5		5
Net loss 2004			-3,589	-3,589
Balance on 31 December, 2004	**23,754,226**	**31,557**	**-21,190**	**10,367**

The consolidated financial statements were approved by the Board of Directors and authorized for issue on 29 March 2005. They were signed on its behalf by:

Onno van de Stolpe
Executive Director
29 March 2005

Notes to consolidated financial statements

1. General information

Galapagos is a limited liability company incorporated in Belgium. The address of the registered office is presented in "*Description of the Shares and corporate structure*".

Galapagos is a biotechnology company founded in 1999 as a joint venture between Crucell and Tibotec, focused on the identification of disease modifying drug targets and the subsequent development of breakthrough medicine based on these targets. It has successfully discovered and validated novel targets in the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis, as well as in asthma and Alzheimer's disease. Proprietary target sets resulting from these programs are used for our internal development programs, combined with selected out-licensing and partnering of projects during development. The Issuer, Galapagos NV, has a 100% participation in Galapagos Genomics BV, which is located in Leiden, the Netherlands. Galapagos Genomics BV operates as a service unit for risks and account of Galapagos NV. All costs incurred by Galapagos Genomics BV are cross-charged on a cost-plus zero basis on a quarterly basis. When and if the Company will start being profitable, the profits will also be attributed on a pro rata basis to Galapagos Genomics BV.

Galapagos has built a unique technology platform to identify novel drug targets by their function, using collections of adenoviruses with human gene sequences to knock-down or knock-in specific human proteins in disease-mimicking cellular assays. This technology enables an efficient analysis of the function of individual human proteins in disease processes. The Company provides access to this platform through the services business unit Galadeno; it has formed numerous partnerships with leading pharmaceutical, nutraceutical and biotechnology companies.

These financial statements are presented in Euro because that is the currency of the primary economic environment in which the Company operates.

2. Accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The principle accounting policies adopted when preparing these consolidated financial statements are set out below.

Group accounting

The consolidated financial statements incorporate the financial statements of Galapagos NV and Galapagos Genomics BV made up to 31 December, each year. Galapagos incorporated Galapagos Genomics BV as a wholly owned subsidiary in 1999. All intra-group transactions, balances, income and expenses are eliminated in consolidation.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss is recognized. Depreciation is charged so as to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following bases:

- Laboratory equipment: 5-10 years;
- IT Hardware: 3-6 years; and
- Furniture: 5 years.

Leasehold improvements are depreciated over the term of the rent, unless a shorter useful life is expected. Assets held under finance leases are depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Intangible assets

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset, arising from the Company's development activities is recognized only if all of the following conditions are met:

- An asset is created that can be identified;
- It is probable that the asset created will generate future economic benefits; and
- The development costs of the assets can be measured reliably.

Internally generated intangible assets are amortized on a straight-line basis over their useful lives. Where no internally generated asset can be recognized, development cost is recognized as an expense in the period in which it is incurred.

The Company has capitalized the development costs related to building the SilenceSelect library. This asset is amortized over a period of 4 years, using the straight-line method.

Acquired patents and software licenses are measured internally at purchase cost and are amortized on a straight-line basis over their estimated useful lives on the following bases:

- Patents: 10 years; and
- Software: 5 years.

Leases

Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are expensed.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Impairment of tangible and intangible assets

At each balance sheet date, the Company reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually, and whenever there is an indication that the asset might be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at re-valued amount, in which

case the impairment is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income, unless the relevant asset is carried at re-valued amount, in which case the reversal of the impairment is treated as a revaluation increase.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises merely purchase costs, as the inventory consists solely of raw materials. Raw materials are not ordinarily interchangeable and they are as such accounted for using the specific identification of their individual cost.
The Company does not account for work in progress and finished products, as the production process is very short and finished goods are shipped to customers immediately, thereafter resulting in no such items on the balance sheet at year-end for any of the periods reported.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short highly liquid investments and bank overdrafts. In the balance sheet, bank overdrafts, if any, are included in borrowings in current liabilities.

Taxation

Deferred income tax is provided in full using the "balance sheet liability method", on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets relating to tax losses carried forward are recognized to the extent that it is probable that the related tax benefits will be realized.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Retirement benefit schemes

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Company's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

Foreign currencies

Transactions in currencies other than Euros are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in

foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognized directly in equity.

Revenue recognition

The Company generates revenues from the sale of products, providing research and development services, revenue from different target discovery and development activities, license or royalty agreements and from grants. The revenue recognition policy can be summarized as follows:

- Sales of reagents are recognized as product revenue when shipped;
- Contract research and development services are recognized as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of the Company's full-time equivalent ("FTE") at a specified rate per FTE;
- Sales from the Company's target discovery and development business typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:
  - Upfront non-refundable license fees are only recognized in the income statement as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and the Company has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of the Company, the upfront fee would not be regarded as a separate transaction and the upfront non refundable license fees will be deferred at fair value over the period of the collaboration;
  - Library and technology access fees are recognized as license revenue over the period in which access is granted;
  - Fees charged for the delivery of library information are recognized, as license revenue when delivered, only if the Company has no continuing involvement in the use of the information, otherwise revenue is recognized similarly as upfront non refundable license fees;
  - Fees for options to negotiate or license are recognized as license revenue at fair value, over the option period unless the Company has no continuing involvement with the licensed targets, in which case such fees are recognized as license revenue when earned;
  - Technical milestone payments are recognized as license revenues when earned, unless the Company has continuing involvement in the development, in which case the technical milestone revenue is ratably recognized over the remaining period of the collaboration; and
- Royalties are recorded as license revenue when earned. The Company receives operational grants from certain governmental agencies, which support the Company's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of the Company and are recorded as grant income.

Research & development costs

Research costs are charged to the income statement as incurred. The Company capitalizes development costs under intangible assets only if the criteria for internally generated intangible assets are met, otherwise such costs are expensed. The Company considers that the regulatory and clinical risks inherent to the development of clinical targets preclude it from capitalizing the development costs incurred in its drug development business.

Financial risk management

The Company does not have derivative financial instruments to hedge interest rates and foreign currency risks as it has only limited exposure to exchange rates or interest rate fluctuations.

Share-based payments

The Company has applied the requirements of IFRS 2 share-based payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2003.

The Company issues equity-settled share-based payments to certain employees, directors and consultants. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest.

Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Net profit/(loss) per share

Basic net profit/(loss) per share is computed based on the weighted average number of shares outstanding during the period. Diluted net profit/(loss) per share, if any, is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants.

3. Segment reporting

In its transition to drug development, the Company has, in the second half of 2004, identified as primary business segments two Company activities (its business unit Galadeno and its drug discovery business). As of the accounting year 2005, separate financial accounting will be performed for these primary business segments. The principal activities of the primary segments are as follows:

Business unit Galadeno

The services business uses adenoviral delivery technology to analyze the function of human proteins in human cells. The relating revenues are reported on the face of the income statements as part of license revenue and service revenue. Revenue is furthermore generated by the sale of adenoviral vectors, as library sets or individually. Such revenues are reported on the face of the income statement as product revenue. The related historical costs (personnel expenses and laboratory disposables) cannot be reliably separated from the drug discovery in the reported periods.

Business unit drug discovery

The Company uses its platform technology to discover and develop drug targets in the areas of osteoarthritis, osteoporosis, rheumatoid arthritis, Alzheimer's disease and asthma. The relating license and service revenues are recorded on the face of the income statement. The related historical costs (mainly personnel costs, depreciation and amortization and outsourced chemistry), assets and liabilities cannot be reliably separated from the service business in the reported periods.

4. Operating result

Result from operations has been arrived after charging:

a. Cost of goods and services sold

Thousands of € / year ended 31 December	2004	2003	2002
Personnel costs	-703	-921	-743
Disposables and lab fees	-368	-747	-488
Capitalization of SilenceSelect	42	251	93
Grants earned on SilenceSelect	102	575	174
Depreciation	-361	-324	-292
Total	**-1,288**	**-1,166**	**-1,256**

The increase in personnel costs and disposables and lab fees in 2003 compared to 2002 and 2004 is related to the building of the SilenceSelect library. The grants received to partially fund this project have been recorded as a credit to the costs, resulting in lower cost of goods sold in 2003 compared to both 2002 and 2004.

b. R&D Expenditure

Thousands of € / year ended 31 December	2004	2003	2002
Personnel costs	-2,619	-2,490	-2,511
Disposables and lab fees	-1,473	-2,029	-1,239
Chemistry subcontracting	-919	-471	0
Depreciation	-432	-388	-350
Total	**-5,443**	**-5,378**	**-4,100**

c. General and administrative costs

Thousands of € / year ended 31 December	2004	2003	2002
Personnel costs	-1,349	-1,299	-1,232
Depreciation	-303	-272	-246
Housing	-628	-737	-643
Professional fees	-605	-513	-272
Director fees	-694	-572	-615
Other operating expenses	-941	-1,100	-1,513
Total	**-4,520**	**-4,493**	**-4,521**

The other operating expenses comprise mainly communication expenses, travel expenses, small equipment which is not capitalized, books and magazine subscriptions, and insurance.

d. Sales and marketing expenses
The sales and marketing expenses charged to the income statement comprise the salaries of the sales personnel.

Thousands of € / year ended 31 December	2004	2003	2002
Personnel costs	-134	-102	-62
Total	**-134**	**-102**	**-62**

5. Personnel costs

The number of employees at the end of the year was (executive directors included):

Year ended 31 December	2004	2003	2002
Executive Directors	2	2	2
Laboratory staff	46	63	68
G&A staff	20	23	21
Total	**68**	**88**	**91**

Their aggregate remuneration comprised:

Thousands of € / year ended 31 December	2004	2003	2002
Wages and salaries	4,221	4,163	4,049
Social security costs	796	860	793
Pension costs	159	112	126
Other costs	324	249	195
Total	**5,500**	**5,384**	**5,163**

Approximately 15 people (mainly laboratory personnel) were made redundant near the end of 2004. This was a necessary step to make the shift from a biology based technology company into product based drug discovery. The cost of this redundancy program was limited, as the Company managed to outplace 6 of these 15 people.

6. Finance income/(costs)

Thousands of € / year ended 31 December	2004	2003	2002
Interests on bank deposits	197	231	176
Other financial income	5	25	9
Interest on borrowings			-86
Interest on obligations under finance lease	-128	-136	-143
Other financial costs	-34	-34	-48
Total	**40**	**86**	**-92**

7. Taxes

There is no current tax accounted for in any of the periods presented. The following table provides a reconciliation of the deferred taxes to the profit and loss statement.

Thousands of €	Balance at 31 December 2004	Income statement 2004	2003	2002	Opening balance 1 January 2002
Finance lease	0	170	-45	-52	-73
Depreciation of patents	115	-85	45	45	110
Adjustment for useful life	252	25	54	74	99
Capitalization of SilenceSelect library	292	-52	251	93	
Basis for deferred tax calculation	**659**	**58**	**305**	**160**	**136**
Deferred taxes	-224	-21	-104	-64	
Effect of decrease in corporation tax rate			19		
Opening balance of deferred tax liability		-203	-118	-54	-54
Deferred tax of the year		-21	-85	-64	
Deferred taxes at 31 December	**-224**	**-224**	**-203**	**-118**	

The Company has not recorded a deferred tax asset on its tax loss carry forward, on the basis that at 31 December, 2004, 2003 and 2002 it was not probable that sufficient future taxable profits would exist in the foreseeable future against which the unused tax losses can be utilized. The opening balance of the deferred taxes refers to the deferred taxes incurred on the differences explained below dated before 1 January 2002. Unused tax losses carried forward at December 31, 2004, 2003 and 2002 amounted to €22,1, €18,5 and €13,9 million respectively.

The deferred taxes are calculated on the following reconciling items:

- The rent of the leasehold improvements in the Mechelen facility was in the statutory accounts recorded as an operational lease. The annual payments related to the contract were recorded on the face of the profit and loss accounts. According to IAS 17, these should have been accounted for as a finance lease. In the statutory tax accounts the adjustment was also made at 31 December 2004. As such, the deferred tax line related to the finance lease disappears from the accounts at that date;
- In the statutory accounts the patents are amortized on a straight line basis over a period of 5 years. In the IFRS statements the amortization period is adjusted to 10 years, reflecting the economic useful life of the patents;
- When preparing the IFRS financial statements, the existing property, plant and equipment was evaluated and if needed, the depreciation method was adjusted to reflect the economic useful life of the asset; and
- In the statutory accounts the costs related to the development of the SilenceSelect library are recorded on the face of the profit and loss accounts when they were incurred. In the IFRS statements all costs related to the development phase of the project are capitalized and amortized on a straight-line basis over a period of 4 years, starting at 1 January 2004.

In 2003, the Belgian corporate tax rate decreased from 40.17% to 33.99%, resulting in an adjustment of the historic deferred taxes reported on the balance sheet.

8. Loss per Share

The figures in this note do not yet take into account the 4:1 reverse share split decided by the Extraordinary Shareholders Meeting of 29 March 2005, subject to the condition precedent of the realization of the Offering, subject to the condition president of the realization of the projected public offering.

Basic loss per Share is calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year, excluding ordinary shares purchased by the Company, held as treasury shares.

Thousands of € / year ended 31 December	2004	2003	2002
Result for the purpose of basic loss per share, being net loss	-3,589	-4,666	-4,385
Number of shares *(Thousands)*			
Weighted average number of shares for the purpose of basic loss per share (before taking into account the 4:1 reverse stock split decided on 29 March 2005	23,754	23,754	19,387
Basic loss per share	-0.15	-0.20	-0.23

The company has two classes of dilutive potential ordinary shares: warrants and anti-dilution warrants. The anti-dilutions warrants have been cancelled by the Extraordinary Shareholders Meeting held on 29 March 2005, subject to the condition precedent of the realization of a public offering (see subsequent events). Under IAS 33, no disclosure is required of the diluted result per share, since as long as the Company is reporting a net loss, the warrants have an anti-dilutive effect rather than a dilutive effect.

9. Intangible assets

Thousands of €	Development of SilenceSelect library	Software	Licenses, patents and know-how	Total
Acquisition value				
At 1 January 2002		135	909	1,044
Additions	93	118		211
At 31 December 2002	93	253	909	1,255
Additions	251	10		261
At 31 December 2003	344	263	909	1,516
Additions	42	3		45
At 31 December 2004	386	266	909	1,561
Depreciation and write-downs				
At 1 January 2002		61	329	390
Charge of the year		51	137	188
At 31 December 2002		112	466	578
Charge of the year		66	137	203
At 31 December 2003		178	603	781
Charge of the year	95	47	191	333
At 31 December 2004	95	225	794	1,114
Carrying amount				
At 31 December 2002	93	141	443	677
At 31 December 2003	344	85	306	735
At 31 December 2004	291	41	115	447

The amortization period for the library development costs incurred for building the Company's SilenceSelect library is 4 years, starting 1 January 2004 when the library was capitalized. The straight-line method of amortization is used.

Software licenses acquired are amortized using the straight-line method over a period of 5 years.

The Company obtained, at its inception in 1999, royalty-free, fully paid-up exclusive licenses to intellectual property owned by IntroGene (the predecessor of Crucell) and Tibotec, the founding parent companies, for use within the field of functional genomics. The licensed intellectual property included a series of patents covering the use of PER.C6 technology for the production of recombinant adenoviruses. These licenses were renewed in June 2001 with minor modification in view of the private placement that took place in the course of 2002 (see "*Related party transactions*").
Purchased patents, licenses and know-how are amortized using the straight-line method over their estimated useful lives, which is on average 5-10 years.

10. Property, plant and equipment

Thousands of €	Land & buildings	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
At 1 January 2002	97	2,026	153	1,883	4,159
Additions	60	1,055	15		1,130
At 31 December 2002	157	3,081	168	1,883	5,289
Additions	1	266	12		279
At 31 December 2003	158	3,347	180	1,883	5,568
Additions		102	1		103
Disposal		-53			-53
At 31 December 2004	**158**	**3,396**	**181**	**1,883**	**5,618**
Depreciation and write-downs					
At 1 January 2002	6	589	38	168	801
Charge of the year	10	528	29	135	702
At 31 December 2002	16	1,117	67	303	1,503
Charge of the year	11	605	31	134	781
At 31 December 2003	27	1,722	98	437	2,284
Charge of the year	12	582	33	135	762
Elimination on disposals		-53			-53
At 31 December 2004	**39**	**2,251**	**131**	**572**	**2,993**
Carrying amount					
At 31 December 2002	141	1,964	101	1,580	3,786
At 31 December 2003	131	1,625	82	1,446	3,284
At 31 December 2004	**119**	**1,145**	**50**	**1,311**	**2,625**

11. Inventories

Thousands of € / year ended 31 December	2004	2003	2002
Raw materials	98	149	186
Total	**98**	**149**	**186**

12. Trade and other receivables

Thousands of € / year ended 31 December	2004	2003	2002
Trade receivables	1,475	1,991	1,873
Deferred costs	315	1,022	703
Other receivables	379		
Total	**2,169**	**3,013**	**2,576**

The Company considers that the carrying amount of trade and other receivables approximates their fair value. At the end of 2004, the other receivables comprise the grant income to be received.

13. Cash and cash equivalents

Thousands of € / year ended 31 December	2004	2003	2002
Bank balances	1,274	1,336	941
Short term deposits	9,000	11,700	3,900
Total	**10,274**	**13,036**	**4,841**

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than three months. The carrying amount of these assets approximates their fair value. These cash and cash equivalents have no restriction upon them.

14. Credit risk

The Company's principal financial assets are bank balances and cash and trade and other receivables, which represent the Company's maximum exposure to credit risk in relation to financial assets.
The Company's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on prior experience and their assessment of the current economic environment.
The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.
The Company's trade credit risk is spread over a limited number of highly credit worthy customers, such as large pharmaceutical companies. There is no history of losses on doubtful accounts.

15. Share capital and reserves

The figures in this note do not take into account the 4:1 reverse share split decided by the Extraordinary Shareholders Meeting of 29 March 2005.

Number of shares / year ended 31 December	2004	2003	2002
Ordinary class A shares with a subscription price of €1.00 each	4,455,858	4,455,858	4,455,858
Ordinary class B shares with a subscription price of €1.00 each	4,496,858	4,496,858	4,496,858
Preferred class B+ shares with a subscription price of €1.582 each	447,531	447,531	447,531
Preferred class C shares with a subscription price of €1.582 each	14,353,979	14,353,979	14,353,979
Total shares	**23,754,226**	**23,754,226**	**23,754,226**

The different classes of shares represent the different groups of shareholders. Class A and B shares are attributed to the founding shareholders and are similar. These are common shares. Class B+ shares are preferred shares that are held by Crucell, one of the founding shareholders. These shares give right to anti-dilution warrants and preferred liquidation rights. The class C shares are preferred shares that are held by the new shareholders that subscribed to the capital increase in 2002. These shares give right to anti-dilution warrants, preferred liquidation rights and have drag-on and tag-on rights. The class C shareholders can elect 3 members of the Board of Directors. Note that these classes will be abolished prior to the capital increase, as was decided on the Special Shareholders Meeting on 29 March 2005.

At its incorporation, on 30 June 1999, the Company issued 4,447,050 founders' shares, which were allocated to the Company's founders in proportion with their shareholding.

On 3 August 2000, the Extraordinary Shareholders meeting approved the issuance of two convertible bonds with a nominal value of €2 million each. The term of the convertible bonds was five years as of 1 August 2000.

On 1 March 2002, the Extraordinary Shareholders Meeting decided to cancel the 4,447,050 founders' shares which had been issued at the Company's incorporation. They also modified the terms and conditions of the convertible bonds to allow an early conversion of the convertible bonds and, subsequently, agreed to the bondholders' request to proceed with an early conversion of the two convertible bonds. The convertible bonds were incorporated as share capital on a gross basis, *i.e.* including accrued interest. The interest charges related to the convertible bond amounted to €506 thousand in total (€86 thousand in 2002 and €420 thousand in previous periods). These interest charges were recorded on the face of the income statements as finance costs. As a result of this transaction, the share capital was increased by €4.5 million and 4,505,666 shares were issued.

On 6 March 2002, Crucell subscribed a capital increase of €707,995 in cash, resulting in the issue of 447,531 newly issued shares. The Issuer's capital increased from €8,952,716 to €9,660,711. At the same Extraordinary Shareholders Meeting, the shareholders decided to issue anti-dilution warrants to which Crucell also subscribed.

Also on 6 March 2002, Abingworth, Apax, AlpInvest and Burrill Biotechnology Capital Fund, L.P subscribed to a capital increase by contribution in cash for an amount of €20,707,995 in exchange of 13,089,757 category C shares.

As a final decision on 6 March 2002, the Shareholders Meeting decided to divide the Issuer's shares into five classes (A, B, B+, C and D) and cancel the nominal value of the shares.

On 19 September 2002, the Issuer's share capital was further increased with an amount of €2,000,000 in exchange of 1,264,222 shares category C shares, without nominal value, having the same rights and benefits as the other shares of the same category. Part of the newly issued shares were subscribed by a new shareholder, Burrill Nutraceuticals Capital Fund, L.P.

On 6 March 2002 and on 19 September 2002, the Extraordinary Shareholders Meeting decided to grant anti-dilution warrants to each investor in B+ and C class shares, which allow these investors to subscribe on a certain number of preferred shares. These anti-dilution warrants could be exercised within 10 years, in case new issued shares have a share price below €1.582. The exercise price for each of the anti-dilution warrants amounts to €0.01 per share. These anti-dilution warrants have been cancelled at the Shareholders Meeting of 29 March 2005, subject to the condition precedent of the realization of the Offering. As these anti-dilution warrants fall outside the scope of IAS 32 and IAS 39, no accounting entry is required.

16. Finance lease obligations

Thousands of € / year ended 31 December	Minimum lease payments			Present value of minimum lease payments		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Amounts payable under finance lease						
Within one year	226	226	226	106	98	90
In the second to fifth year	903	903	903	523	481	443
After five years	1,072	1,298	1,524	890	1,038	1,174
	2,201	**2,427**	**2,653**	**1,519**	**1,617**	**1,707**
Less future finance charges	682	810	946			
Present value of lease obligations	**1,519**	**1,617**	**1,707**			
Less amount due for settlement within 12 months				106	98	90
Amount due for settlement after 12 months				**1,413**	**1,519**	**1,617**

It is the Company's policy to lease certain of its installation and machinery under finance leases. The lease term is linked to the term of the rent for the building. For the year ended 31 December 2004, the borrowing rate was 8.25%. The interest rate was fixed at the date of the contract. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. All lease obligations are in Euro.
The fair value of the Company's lease obligations approximates their carrying value.

17. Operating lease obligations

The Company has two rent contracts for the office premises in Mechelen and in Leiden, with Mechelen Lease and Crucell respectively, which qualify as operating lease.

Thousands of € / year ended 31 December	2004	2003	2002
Minimum lease payments under rent contracts recognized in income for the year	476	438	419
Total	**476**	**438**	**419**

At the balance sheet date, the Company had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of € / year ended 31 December	2004	2003	2002
Within one year	419	419	419
In the second to fifth year	668	920	1,172
After five years	834	1,002	1,169
Total	**1,921**	**2,341**	**2,760**

The annual indexation on the rent contract is recorded on the face of the income statement.

Apart from the property rent, the Company also leases 6 company cars for its personnel. These are leased over a period of three to four years, depending on the mileage.

18. Retirement benefit schemes

The company operates defined contribution systems for all its qualifying employees. The assets of the schemes are held separately from those of the Company in designated funds.
The total cost of €159 thousand in 2004 (€112 thousand in 2003 and €126 thousand in 2002) represents contributions payable to these schemes by the Company at rates specified in the rules of the plans. At 31 December 2004, all amounts due with regard to the schemes had been paid.
The employees of the Company are members of a state-managed retirement benefit scheme operated by the government (*i.e.* legal pension). The Company is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company with respect to the retirement benefit scheme is to make the specified contributions.

19. Warrant plans

Presented below is a summary of stock warrant plans activity for the reported periods:

	Warrants	**Weighted average exercise price**
Outstanding at 1 January 2002	323,849	1.04
Granted during the period	2,619,321	1.02
Forfeited during the period	-153,180	1.00
Outstanding at 31 December 2002	**2,789,990**	**1.03**
Exercisable at 31 December 2002	580,227	1.13
Granted during the period	237,595	1.07
Forfeited during the period	-13,050	1.00
Expired during the period	-92,015	1.15
Outstanding at 31 December 2003	**2,922,520**	**1.03**
Exercisable at 31 December 2003	706,149	1.11
Granted during the period	163,000	1.00
Forfeited during the period	-305,225	1.00
Expired during the period	-6,000	1.00
Outstanding at 31 December 2004	**2,774,295**	**1.03**
Exercisable at 31 December 2004	700,149	1.11

* Note that on 31 January 2005, 637,500 warrants were offered under the Warrant Plan Belgium 2002, all of which are still outstanding at the date of these financial statements. Moreover, 24,000 warrants from the Warrant Plan 1999 and 2002 became void in the period since 31 December 2004 and the date of these financial statements.

At the Extraordinary Shareholders meeting of 21 December 1999, two warrant plans were established: one warrant plan was specifically set up to the benefit of the Issuer's Belgian management and personnel ("Warrant Plan Belgium 1999") whereas the second warrant plan was established for the personnel of the Issuer's subsidiary Galapagos Genomics BV ("Warrant Plan Netherlands 1999").

Warrant plans 1999

Warrant Plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 549,341 warrants were issued to and subscribed by the Issuer. At 31 December, 2004, an aggregate number of 242,154 warrants were granted to directors, management and personnel of the Issuer, of which 217,554 warrants are still outstanding. The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one Share. The exercise price of the warrants is the highest of either €1 or the price against which the most recent capital increase occurred prior to the date of the offer of the warrants. Since the different classes of shares of the Company were cancelled and a reverse 4:1 share split was performed by decision of the Extraordinary Shareholders Meeting of 29 March 2005 (subject to the condition precedent of the realization of the Offering), the provisions of the Warrant Plan Belgium 1999 were modified to reflect that 4 warrants will entitle the warrant holder to subscribe to one share.

Warrant Plan Netherlands 1999

At 31 December 2004, no more warrants are outstanding under the Warrant Plan Netherlands 1999.

Warrant plans 2002

At the Extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favor of the management and personnel of the Issuer ("Warrant Plan Belgium 2002") and a second warrant plan in favor of management and personnel of the Issuer's subsidiary ("Warrant Plan Netherlands 2002").

Warrant Plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 3,013,000 warrants were issued to and subscribed by the Issuer. At 31 December 2004, an aggregate number of 2,537,321 warrants were allotted to directors, management and personnel of the Issuer, of which 2,074,146 warrants are still outstanding at 31 December 2004. The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one ordinary share category D. Since the different classes of shares of the Company were cancelled and a reverse 4:1 share split was performed by decision of the Extraordinary Shareholders Meeting of 29 March 2005 (subject to the condition precedent of the realization of the Offering), the provisions of the Warrant Plan Belgium 2002 were modified to reflect that 4 warrants will entitle the warrant holder to subscribe to one share.

The Board of Directors determines the exercise price of the warrants at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. The Warrant Plan Belgium 2002 provides that, if the Issuer's shares are listed or traded on a stock market, the Board of Directors may choose whether the exercise price equals at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered.

Warrant Plan Netherlands 2002

Pursuant to the Warrant Plan Netherlands 2002, a total number of 500,000 warrants have been issued to and subscribed for by the Issuer. At 31 December 2004, the Company has allotted an aggregate number of 482,595 warrants pursuant to this Warrant Plan Netherlands 2002, which are all still outstanding at 31 December 2004. The exercise period of the warrants amounts to four years, which exercise period starts as from the date of offer. The warrants can be exercised at the latest on 1 February 2012. A vested warrant entitled the holder of such warrant to subscribe for one newly issued share Class D of the Issuer.
In respect of warrants that have been granted prior to the date of listing of the Issuer's shares, the exercise price of such warrants amounts to the higher of either €1.17 or the market value of the Issuer's share Class D as determined by the Board of Directors. Warrant Plan the Netherlands 2002 further provides that, once the Issuer's shares are listed, the exercise price of any warrants will equal, at the discretion of the Board of Directors, either the closing price of the Issuer's shares on the trading day preceding the day on which the warrants were granted, the average share price of the preceding 30 day period, or any other relevant period.

Since the different classes of shares of the Issuer were cancelled and a reverse 4:1 share split was performed by decision of the Extraordinary Shareholders Meeting of 29 March 2005 (subject to the condition precedent of the realization of the Offering) the provisions of the Warrant Plan Netherlands 2002 were modified to reflect that 4 warrants will entitle the warrant holder to one share.

The fair value of the warrants granted, which is amortized to expense over the warrant period in determining the pro forma impact, is estimated at the date of the grant using the Black & Scholes option pricing model with the following weighted average assumptions:

	Belgian plan		**Dutch plan**
	2004	**2003**	**2003**
Exercise price	1.00	1.00	1.17
Current share price	1.00	1.00	1.00
Estimated volatility	30%	29%	31%
Expected life of the warrant	3.90	3.40	2.00
Risk free rate	4.31%	4.10%	3.55%
Expected dividends	None	None	None

* The figures in this table do not take into account the 4:1 reverse share split decided on 29 March 2005, subject to the condition precedent of the realization of the Offering.

As a reference for the ***current share price***, the price of the last relevant capital increase was used. This price differs from the last capital increase, which was at a share price of €1.582 per share, since these were preferred shares whereas the warrants give rights to subscribe to Class D shares (which are no preferred shares).

The ***estimated volatility*** is calculated as the implied volatility of the biotechnology index in the four years preceding the offer (two years for the Dutch plan).

The ***expected life*** of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

The warrants have been accounted for in accordance with International Financial Reporting Standard 2 on Share Based Payments. IFRS 2 takes effect for all warrants offered after 7 November 2002. In 2002, no warrants offered under any of the plans, qualify for accounting under IFRS 2. Under the Dutch plan, no warrants have been offered in 2004. For these periods, no fair value calculation has as such been performed.

The weighted average fair market value of the warrants granted during 2004 and 2003 were €5 thousand and €16 thousand respectively. These were recorded in debit of the share capital.

The following table provides an overview of the outstanding warrants per personnel category at 31 December 2004

	Number of warrants
Non-executive Directors	200,695
Executive Team	1,368,900
Management Team	303,200
Other	901,500
Total warrants outstanding at 31 December 2004	**2,774,295**

20. Related parties

Transactions between Galapagos NV and Galapagos Genomics BV, which are related parties, have been eliminated in consolidation and are not disclosed in this note. Transactions between the Company and its associates are disclosed below.

Trading transactions

During the year 2004, 2003 and 2002, the Company entered into the following transactions with related parties, who are not part of the Company.

Thousands of € / year ended 31 December	**Revenues**			**Costs**		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Crucell BV				328	546	541
Tibotec NV and associates	8					15
Johnson & Johnson Group	31	1,067	68			

Johnson & Johnson is a related party through its parent-subsidiary relationship with Tibotec NV. The sales to Johnson & Johnson relate to sales transactions in the normal course of business.

Both Crucell BV and Tibotec NV are the founding shareholders of the Company. The purchases performed by the Company with Crucell BV comprise:

Thousands of € / year ended 31 December	**2004**	**2003**	**2002**
Office rent and rent charges (see note 17)	138	277	292
Laboratory rent	53	108	134
Materials purchase (consumables)	52	161	114
Other	85	0	1
Total	**328**	**546**	**541**

At the end of 2004, 2003, 2002, the following amounts with related parties were still outstanding in the balance sheet:

Thousands of € / year ended 31 December	Amounts owed by related parties			Amounts owed to related parties		
	2004	2003	2002	2004	2003	2002
Crucell BV				96	4	0
Tibotec NV and associates	5			7	7	90
Johnson & Johnson Group		241	778			

The amounts outstanding are unsecured and are/will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Remuneration of key management personnel

At 31 December 2004, the Executive Committee comprised three members, Mr. Van de Stolpe, Dr. Pollet and Dr. Dixon. Dr. Dixon only became a member of the Executive Committee at 15 November 2004. Their combined remuneration package comprises:

Thousands of € / year ended 31 December	2004	2003	2002
Short-term employee benefits	574	524	569
Post-employment benefits	46	48	46
Cumulative number of warrants offered	1,368,900	1,368,900	1,368,900
Total benefits excluding warrants	**620**	**572**	**615**

The executive directors provide their services full time for the company. Their remuneration includes all costs for the company, including retirement contributions. The warrants offered to the executive directors are under the same conditions as set out in note 19. These warrants are granted under the Belgian 2002 and 1999 plan.

The retirement benefits to the Executive Committee, excluding the executive directors, are part of the retirement benefit scheme to which all qualified personnel is entitled. The contributions are paid as a percentage of the gross annual salary.
No loans, quasi-loans or other guarantees have been given to members of the Executive Committee.
In 2002, the Executive Committee comprised only the Executive Directors.

Transactions with non-executive directors

Non-executive directors that represent one of the Company's shareholders receive no compensation for their position as directors. In 2004, 2003 and 2002, €13 thousand, €13 thousand and €22 thousand respectively were paid as expense reimbursement for these non-executive members of the Board of Directors.

The independent members of the Board receive a Board fee of €1,500 per Board meeting, as well as expense reimbursement. In 2004 and 2003, €6 thousand and €15 thousand respectively were paid as Board fees and expense reimbursement to independent members of the Board of Directors.

In 2004, €120 thousand in consulting fees was paid to members of the Board of Directors.
In 2004, 155 thousand warrants were offered to non-executive directors (45,695 in 2003 and none in 2002).

Other contracts with related parties:

- Non-compete undertaking from Crucell:

  Galapagos NV and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the US. No consideration was paid for this undertaking.

- License Agreement between Tibotec and Galapagos NV dated 28 May 2001:

  Galapagos NV, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. Galapagos NV entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec Intellectual Property relating to, inter alia, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterization of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. The Company paid a consideration of €454k for this agreement which was capitalized.

- Research and Commercial License Agreement between Crucell and Galapagos NV dated 6 June 2001:

  Under this agreement Crucell granted a sole and exclusive worldwide license to Galapagos NV under the Crucell patents and know how for, inter alia, identifying, making and using products and services in the field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. The Group paid a consideration of €454k for this agreement which was capitalized.

- Services Agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland B.V. entered into between Crucell and Galapagos Genomics BV dated 3 November 2004:

  Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,570) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for reparation works.

- Services Agreement between Crucell and Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004:

  In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

- Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated February 2002:

  In this agreement Crucell and Galapagos Genomics BV document and ratify their contractual agreement relating to the lease of office and laboratory facilities at Archimedesweg 4, 2333 CN Leiden, the Netherlands. Crucell agrees to sub-lease a certain section of the building to the Group until 31 December 2003 at the latest. Galapagos Genomics BV undertakes to deliver the building section, upon termination of the agreement, to Crucell clean and without damages to the building and its leasehold improvements.

- Supplemental Agreement to the Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005:

  This agreement documents new conditions for the termination of the lease agreement as set out in the Ratification Agreement. Under the Supplemental Agreement, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

- In the previous periods, independent directors received Board Meeting fees amounting to €1.5 thousand per Board Meeting. For the new post-IPO contracts this has been adjusted to an annual fee of €20 thousand.

- A consultancy contract was closed with the Chairman of the Group, Dr. Parekh, amounting to a monthly consulting fee of £8,666.

21. Subsequent events

After 31 December 2004, the following events occurred:

- On 31 January 2005, the Group offered 637,500 warrants (prior to the projected reverse stock split – see below) to directors and employees of the Group pursuant to the Warrant Plan Belgium 2002;
- On February 7, 2005, the Extraordinary Shareholders Meeting agreed on initiating an IPO process;
- On 29 March 2005, TNO Pharma and the Group announced multi-target characterization collaboration. In this project, TNO Pharma will apply their expertise and experience in protein chemistry to further characterize Galapagos' proprietary disease targets;
- On 29 March 2005, the Extraordinary Shareholders Meeting decided to increase the Galapagos NV's capital, subject to the condition precedent of the subscription of the capital increase, with up to €35 million and after lifting of the preferential subscription rights of the existing shareholders;
- On 29 March 2005, the Extraordinary Shareholders Meeting decided to grant to KBC Securities NV and Kempen & Co Corporate Finance BV (the "Lead Managers") an Over-Allotment Option to subscribe to maximum of €5.25 million in Shares as from the date on which the shares are expected to be admitted to the listing on the Eurolist of Euronext Brussels and Euronext Amsterdam ("Listing Date") up to 30 days after the date upon which the public offering will be established by the Board of Directors of the Group ("Closing Date"). This Over-allotment Option will be exercisable as of the Listing Date until 30 calendar days after the Listing Date and requires Galapagos NV to issue and offer at the offer price of the projected public offering a number of Over-allotment Shares for the sole purpose of allowing the Lead managers to cover for over-allotments, if any. The total number of Over-allotment Shares shall not exceed 15% of the number of newly issued shares of the Group pursuant to the projected public offering ("Base Shares"). To enable the Lead Managers to execute the Over-allotment up to 15% of the Base Shares, one or more of Galapagos NV's current shareholders will enter into a lending agreement, free of charge and for the same period as the Over-allotment Option. Afterwards Galapagos NV will issue these Over-allotment Shares in an extra capital increase. By means of a press release the market will be informed on whether or not the Over-allotment Option has been exercised.
- At the Extraordinary Shareholders Meeting of 29 March 2005, a new warrant plan in favor of directors, management and personnel was approved (Warrant Plan 2005), subject to the condition precedent of the realization of the projected public offering. The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date the warrants are offered, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered.

  This warrant plan contains a minimum of 125,000 warrants (the "Initial Warrants") and a maximum of 500,000 warrants for the employees, directors and consultants of the Group. The exact number of warrants to be created in excess of 125,000 (the "Additional Warrants") is to be determined in accordance with the number of issued Offer Shares and Over-allotment Shares. The number of Additional Warrants to be created is neither to exceed 375,000 nor 3.4% of the entire share capital of the Group computed on a fully diluted basis, however excluding the minimum of 125,000 Initial Warrants. Each warrant entitles the beneficiary to subscribe to one share of Galapagos NV subject to the provisions of the Warrant Plan 2005. It is the intention of the Board of Directors to grant these warrants partially in the course of 2005. The balance will remain at the disposal of the Shareholders Meeting and Board of Directors acting upon recommendation of the Nomination & Remuneration Committee and may be granted within the framework of future nominations and incentive plans;
- On 29 March 2005, Dr. Harrold van Barlingen was appointed as member of the Board of Directors, subject to the condition precedent of the realization of the projected public;
- On 29 March 2005, Dr. Ferdinand Verdonck was appointed as member of the Board of Directors, subject to the condition precedent of the realization of the projected public offering;
- On 29 March 2005, the Galapagos NV shareholders decided to change the legal entity's name to Galapagos NV;
- On 29 March 2005, the Extraordinary Shareholders Meeting decided to cancel the anti-dilution warrants, subject to the condition precedent of the realization of the projected public offering;

- On 29 March 2005, the Extraordinary Shareholders Meeting decided to perform a 4:1 reverse share split, subject to the condition precedent of the realization of the projected public offering;
- On 29 March 2005, the Extraordinary Shareholders Meeting decided to cancel the different classes of shares, subject to the condition precedent of the realization of the projected public offering;
- On 29 March 2005, the Board of Directors of Galapagos decided to prepare the Group's consolidated financial statements going forward under IFRS as of December 31, 2004 (no longer under Belgian GAAP).

22. Explanation of transition to IFRS

The Company presents the financial statements under IFRS for the previous three years. The date of transition for the Company is as such 1 January 2002. The following disclosures are required under IFRS 1 §39. On 29 March 2005, the Board of Directors decided to start preparing the Company's consolidated financial statements under IFRS as of 31 December 2004 and thereafter.

Equity reconciliation for date of transition as well as for last financial statements reported under Belgian GAAP.

Thousands of €	31 December 2003	1 January 2002
Net equity according to Belgian GAAP	13,555	-4,462
Finance lease	-170	-73
Depreciation of patents	200	110
Adjustment for useful life	227	99
Capitalization of SilenceSelect library	342	0
Before deferred tax	**14,154**	**-4,326**
Deferred tax	-203	-54
Net equity under IFRS	**13,951**	**-4,380**

Notes to the reconciliation of equity at 1 January 2002 and at 31 December 2003:

- The rent of the leasehold improvements in the Mechelen facility was in the statutory tax accounts recorded as an operational lease. The annual payments related to the contract were recorded on the face of the profit and loss accounts. According to IAS 17, these should have been accounted for a finance lease.
- In the statutory tax accounts the patents are amortized on a straight-line basis over a period of 5 years. In the IFRS financial statements the amortization period is adjusted to 10 years, reflecting the economic useful life of the patents;
- When preparing the IFRS financial statements, the existing property, plant and equipment was evaluated and if needed, the depreciation method was adjusted to reflect the economics useful life of the asset; and
- In the statutory accounts the costs related to the development of the SilenceSelect library are recorded on the face of the profit and loss accounts when they incur. In the IFRS statements all costs related to the development phase of the project are capitalized and amortized on a straight-line basis over a period of 4 years, starting at 1 January 2004.

Reconciliation of profit or loss for 2003

CONSOLIDATED INCOME STATEMENT	Belgian GAAP	Transition to IFRS	IFRS
Thousands of €			
Product revenue	2,815		2,815
License revenue	426		426
Service revenue	1,014		1,014
Research collaborations	264		264
Income from government grants	2,528	-575	1,953
Total revenues	**7,047**		**6,472**
Cost of goods & services sold	-1,992	826	-1,166
Gross profit	**5,055**	**251**	**5,306**
Research and development	-5,473	95	-5,378
Sales and marketing expenses	-102		-102
General and administrative costs	-4,576	83	-4,493
Operating result	**-5,096**	**429**	**-4,667**
Finance income/(cost)	222	-136	86
Taxes		-85	-85
NET RESULT FOR THE PERIOD	**-4,874**	**208**	**-4,666**

- The grant received on the SilenceSelect library was transferred from the revenue to a credit to the cost of sales. The received grant with relation to the development phase of the project amounts to €575 thousand.
- The adjustment to the cost of sales comprises the capitalization of the development phase of the SilenceSelect library in 2003. The costs related to the project in 2003 amounted to €251 thousand. This is being offset by the reclassification of the grants received. These were recorded as part of the revenue under Belgian GAAP. However, in order to fairly represent the effect of the capitalization these are recorded as a credit to cost of sales under IFRS. Hence, the income from government grants is debited to the extent of the grant on the development of the SilenceSelect and the cost of sales is credited to the same extend.
- The adjustment to research and development comprises:
  - o Adjustment of depreciation charges (useful life and the adjustment of the depreciation on patents and licenses) amounting to €105 thousand credit.
  - o The accounting of the warrants granted in 2003, amounting to €10 thousand debit. Note that this is an adjustment against equity, so no effect on the net equity exists.
- The adjustment to general and administrative costs comprises:
  - o Adjustment of the operating lease to a finance lease, amounting to €226 thousand credit
  - o Adjustment of depreciation charges (useful life and the adjustment of the depreciation on patents and licenses) amounting to €137 thousand debit.
  - o The accounting of the warrants granted in 2003, amounting to €6 thousand debit. Note that this is an adjustment against equity, so no effect on the net equity exists.
- The adjustment to the financial result is a result of the accounting for the financial cost related to the reclassification of the operational lease to the finance lease.

There has been no material impact on the cash flows as a result of the transition to IFRS.

23. Going concern

The Group has accumulated losses amounting to €21.2 million as of 31 December 2004. We have made significant progress with our therapeutic programs, which have resulted in the closing of several important contracts. The next year, we will continue to transform the Company from a research company to a drug discovery company. We will continue to subcontract the chemical development of selected targets and develop these further into pre-clinical candidates. With the anticipated capital increase, the Company wishes to further take targets into the clinic. As of 31 December 2004, we have a cash position of €10.3 million. For 2005, management has forecasted a burn rate of over €7 million. Based on these factors, the Board considers that continuity is safeguarded until the General Shareholders Meeting that approves the statutory standalone accounts of 2005.

Independent auditor's report on the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

GALAPAGOS NV

To the Board of Directors and to the shareholders

We have audited the accompanying balance sheets of Galapagos NV (formerly Galapagos Genomics NV) and subsidiary as of December 31, 2004, 2003 and 2002, and the related income statements, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as endorsed by the European Union.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 23 to the financial statements, the Company has incurred substantial losses from operations, which affect the financial position of the Company and which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 23. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

March 29, 2005

The Statutory Auditor

DELOITTE & PARTNERS
Bedrijfsrevisoren BV o.v.v.e. CVBA
Represented by

Geert Verstraeten **Gert Vanhees**

STATUTORY STANDALONE FINANCIAL INFORMATION OF GALAPAGOS NV

The statutory annual accounts of the Issuer as at and for the years ending on 31 December 2002, 2003 and 2004, drawn up in accordance with the Belgian Generally Accepted Accounting Principles (Belgian GAAP), have been audited by the statutory auditor Deloitte & Partners Bedrijfsrevisoren, Louizalaan 240, 1050 Brussels, Belgium, represented by Mr Geert Verstraeten and Mr Gert Vanhees. The auditor approved these annual accounts without reservation but with an explanatory paragraph to explain that the accounts were drawn up assuming that the Issuer would continue as a going concern, despite the fact that the Issuer had incurred substantial losses which affected its financial situation. The auditor states that this assumption is justified only to the extent the Issuer will continue to receive the financial support of its shareholders or is able to raise additional funding from other sources. The full statutory statements can be obtained at the registered office of the Company and at the National Bank of Belgium.

Statutory standalone income statement

STATUTORY INCOME STATEMENT	2004	2003	2002
Thousands of € / year ended 31 December			
I. Operating income	**6,683**	**6,091**	**4,752**
A. Turnover	5,380	4,520	3,019
B. Variation stocks & work in progress			
C. Fixed assets - own construction			
D. Other operating income	1,303	1,571	1,733
II. Operating charges	**-9,886**	**-11,170**	**9,267**
A. Raw materials, consumables	-1,196	-1,287	-1,093
A1. Purchases	-1,145	-1,358	-1,198
A2. Increase, decrease in stocks	-51	71	105
B. Services and other goods	-3,842	-5,473	-4,160
C. Remun., soc. security costs, pensions	-3,594	-3,500	-3,254
D. Deprec. & amounts wr. off fixed assets	-1,217	-789	-754
E. Amounts wr. off stocks & trade debtors		-108	
F. Provisions for liabilities and charges			
G. Other operating charges	-37	-13	-6
H. Operating charges as reorganiz. Costs			
III. Operating profit/(loss)	**-3,203**	**-5,079**	**-4,515**
IV. Financial income	**183**	**232**	**164**
A. Income from financial fixed assets			
B. Income from current assets		223	155
C. Other	183	9	9
V. Financial charges	**-627**	**-33**	**-686**
A. Debt charges	-595		-86
B. Amounts written off current assets			
C. Other	-32	-33	-600
VI. Current profit/(loss) before taxes	**-3,647**	**-4,880**	**-5,037**
VII. Extraordinary income	**4**		
A. Adjust. to depr. & amounts wr. off fixed assets			
B. Adjustments to amounts wr. off fin. fixed assets			
C. Adjust. to prov. for extraordinary liab. & charges			
D. Gain on disposal of fixed assets	4		
E. Other			

VIII. Extraordinary charges			
A. Extraord. deprec. & amounts wr. off fixed assets			
B. Amounts written off financial fixed assets			
C. Provisions for extraordinary liab. & charges			
D. Loss on disposal of fixed assets			
E. Other			
F. Operating charges as reorganization costs			
IX. Profit/(loss) before taxes	**-3,643**	**-4,880**	**-5,037**
IXbA. Transfer from postponed taxes			
IXbB. Transfer to postponed taxes			
X. Income taxes		**4**	
A. Income taxes			
B. Adjust. of inc. taxes & write-back of tax prov.		4	
XI. Profit/(loss) for the year after taxes	**-3,643**	**-4,876**	**-5,037**

APPROPRIATION ACCOUNT

Thousands of € / year ended 31 December	2004	2003	2002
A. Profit to be appropriated	**-22,462**	**-18,819**	**-13,943**
A1. for the year	-3,643	-4,876	-5,037
A2. Profit brought forward	-18,819	-13,943	-8,906
B. Transfers from capital & reserves			
B1. fr. capital & share premium account			
B2. from reserves			
C. Appropriations to capital & reserves			
C1. to the capital & share premium			
C2. to the legal reserve			
C3. to other reserves			
D1. Profit to be carried forward			
D2. Loss to be carried forward	22,462	18,819	13,943
E. Owner's contribution in losses			
F. Distribution of profit			
F1. Dividends			
F2. Director's entitlements			
F3. Other allocations			

The statutory turnover is mainly related to sales by the service unit Galadeno, and include license revenue, product revenue as well as service revenue. The grants are recognized as other operating income. Personnel costs reflects the costs of the personnel that is on the Belgian payroll. The services and other goods comprise housing costs, professional fees, directors fees and expenses and the cost plus zero cross-charge from Galapagos Genomics BV. These are eliminated in the consolidated financial statements of the Company.

Statutory standalone balance sheet

STATUTORY BALANCE SHEET AFTER APPROPRIATION	2004	2003	2002
Thousands of € / year ended 31 December			
ASSETS	**2,153**	**1,398**	**1,947**
I. Formation expenses			
II. Intangible fixed assets	**41**	**191**	**429**
III. Tangible fixed assets	**2,092**	**1,187**	**1,498**
A. Land and buildings	126	139	145
B. Plant, machinery and equipment	640	1,028	1,327
C. Furniture and vehicles	14	20	26
D. Leasing and other similar rights			
E. Other tangible assets	1,312		
F. Assets under construction, advance payments			
IV. Financial fixed assets	**20**	**20**	**20**
A. Affiliated enterprises	20	20	20
A1. Investments	20	20	20
A2. Amounts receivable			
B. Enterprises linked by participat. interests			
B1. Investments			
B2. Amounts receivable			
C. Other financial assets			
C1. Shares			
C2. Amounts received and cash guarantee			
CURRENT ASSETS	**12,125**	**16,610**	**8,280**
V. Amounts receivable after one year			
A. Trade debtors			
B. Other amounts receivable			
VI. Stocks and contracts in progress	**98**	**149**	**186**
A. Stocks	98	149	186
A1. Raw materials and consumables	98	149	186
A2. Work in progress			
A3. Finished goods			
A4. Goods purchased for resale			
A5. Immovable property for resale			
A6. Advance payments			
B. Contracts in progress			
VII. Amounts receivable within one year	**2,425**	**3,721**	**3,334**
A. Trade debtors	882	1,789	1,466
B. Other amounts receivable	1,543	1,932	1,868
VIII. Investments	**9,000**	**11,700**	
A. Own shares			
B. Other investments and deposits	9,000	11,700	
IX. Cash at bank and in hand	**139**	**553**	**4,385**
X. Deferred charges and accrued income	**463**	**487**	**375**
TOTAL ASSETS	**14,278**	**18,008**	**10,227**

The statutory balance sheet is presented on the next two pages. The non-currents assets comprise the laboratory equipment and the leasehold improvements. The other amounts receivable comprise the current account between Galapagos NV and Galapagos Genomics BV. This current account is eliminated in the consolidated financial statements of the Company.

STATUTORY BALANCE SHEET AFTER APPROPRIATION	2004	2003	2002
Thousands of € / year ended 31 December			
CAPITAL AND RESERVES	**9,907**	**13,550**	**7,072**
I. Capital	32,369	32,369	21,015
A. Issued capital	32,369	32,369	32,369
B. Uncalled capital			-11,354
II. Share premium account			
III. Revaluation surpluses			
IV. Reserves			
A. Legal reserve			
B. Reserves not available			
B1. In respect of own shares held			
B2. Other			
C. Untaxed reserves			
D. Reserves available			
V. Accumulated profit/(loss)	**-22,462**	**-18,819**	**-13,943**
VI. Investment grants			
VII. PROVISIONS & POSTPONED TAXES			
A. Provisions for liabilities and charges			
A1. Pensions and similar obligations			
A2. Taxation			
A3. Major repairs and maintenance			
A4. Other liabilities & charges			
B. Postponed taxes			
AMOUNTS PAYABLE	**4,371**	**4,458**	**3,155**
VIII. Debts payable after 1 year	**1,413**		
A. Financial debts	1,413		
A1. Subordinated loans			
A2. Unsubordinated debentures			
A3. Leasing and other similar rights	1,413		
A4. Credit institutions			
A5. Other loans			
B. Trade debts			
B1. Suppliers			
B2. Bills of exchange payable			
C. Advances rec. on contracts in progress			
D. Other amounts payable			
IX. Debts payable within 1 year	**1,573**	**1,398**	**1,030**
A. Current portion of debts after one year	106		
B. Financial debts			
B1. Credit institutions			
B2. Other loans			
C. Trade debts	688	587	567
C1. Suppliers	688	587	567
C2. Bills of exchange payable			
D. Advances rec. on contracts in progress	166		
E. Taxes, remuneration & social security	613	811	463
E1. Taxes		39	
E2. Remuneration & social security	613	772	463
F. Other amounts payable			
X. Accrued charges and deferred income	**1,385**	**3,060**	**2,125**
TOTAL LIABILITIES	**14,278**	**18,008**	**10,227**

The financial debts in 2004 comprise the obligations under finance lease. The deferred contract income is included in the line deferred income.

GLOSSARY AND DEFINITIONS

Offering glossary and definitions

Here we explain the terms used in relation to the Offering, which are capitalized in this Prospectus and which should be understood to have the following meaning, in the singular or the plural.

Abingworth	The legal entities Abingworth Bioventures III A LP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP together.
AlpInvest	The legal entity AlpInvest Partners co-investments 2000 CV.
Apax	The legal entities Altamir & Cie and Apax France VI together.
Banking Day	A day that is a working day for banks in Belgium and the Netherlands, excluding Saturdays.
Base Shares	The newly issued Shares of the Issuer offered pursuant to the Offering, excluding the Over-allotment Shares.
Burrill	The legal entities Burrill Biotechnology Capital Fund, L.P and Burrill Nutraceuticals Capital Fund, L.P together.
Company or Galapagos	The Issuer and all its subsidiaries.
Closing Date	The date on which the realization of the Offering will be established by the Board of Directors of the Company, also the date upon which payment for and delivery of the Offer Shares will be made.
Crucell	The legal entity Crucell Holland BV.
Employees	All people employed by the Company.
Fortis Bank	The legal entity Fortis Bank (Nederland) NV.
Galadeno	The services business unit of the Company.
Galapagos Genomics	The legal entity Galapagos Genomics BV, with its registered office at Archimedesweg 4, 2333 CN Leiden, the Netherlands, subsidiary of Galapagos NV.
Institutional Tranche	The tranche of the Offering to which all institutional investors could subscribe, subject to the selling restrictions set out in the Prospectus.
Issuer	The legal entity Galapagos NV, with its registered office at Generaal De Wittelaan L11, A3, 2800 Mechelen, Belgium.
KBC Bank	The legal entity KBC Bank NV and its affiliates.
KBC Securities	The legal entity KBC Securities NV.
Kempen & Co	The legal entity Kempen & Co Corporate Finance BV.
Lead Managers	KBC Securities and Kempen & Co.
Listing Date	The date on which the Shares are expected to be admitted to the listing on the Eurolist of Euronext Brussels and Euronext Amsterdam
Offering	The offering of Shares as authorized by the Extraordinary Shareholders Meeting of the Company on 29 March 2005 as described in the Prospectus.
Offer Price	The definitive, single Euro price, applicable for all investors, as determined following the closing of the Subscription Period and as announced on 5 May 2005.
Offer Shares	The Base Shares together with the 82,562 Shares newly issued through the exercise of warrants prior to the Offering (excluding the Over-allotment Shares).
Order	Any individual application of any investor to subscribe to Offer Shares.
Over-allotment Option	The right granted by the Issuer to the Lead Managers to subscribe for up to 428,571 Over-allotment Shares at the Offer Price for a period of 30 days from the Listing Date, solely to cover over-allotments, if any.
Over-allotment Shares	The Shares newly issued in connection with the Over-Allotment Option. The total amount of Over-allotment Shares shall not exceed 15% of the Base Shares.

Pre-IPO Shareholders	The shareholders of the Issuer prior to the Listing Date comprising Abingworth, AlpInvest, Apax, Burrill, Crucell and Tibotec.
Price Range	The minimum and maximum for the Offer Price.
Prospectus	This document relating to the Offering.
Retail Tranche	The tranche of the Offering to which all retail investors could subscribe, subject to the selling restrictions set out in the Prospectus. For the purpose of this Offering, retail investors are considered to include (i) individual persons in Belgium and the Netherlands and (ii) legal entities in Belgium applying for Shares for an amount up to €250,000.
Shares	Issued and outstanding ordinary shares in the share capital of the Issuer.
Syndicate	The Syndicate Members together.
Syndicate Members	KBC Securities, Kempen & Co, Fortis Bank and KBC Bank in connection with the Offering.
Tibotec	The legal entity Tibotec-Virco NV.

Financial glossary and definitions

AFM	The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).
Articles of Association	The articles of association of Galapagos NV.
Belgian GAAP	Generally accepted accounting principles in Belgium.
BCC	The Belgian Company Code.
BFIC	Banking, Finance and Insurance Commission in Belgium (*Commission Bancaire , Financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen*).
CEO	Chief Executive Officer.
CET	Central European Time.
CSO	Chief Scientific Officer.
CIK	The Inter-professional Securities Depositing Trust in Belgium (*Caisse Interprofessionnelle de Dépôts et de Virements de Titres/Interprofessionele effectendeposito- en girokas*).
Clearstream	Clearstream Banking SA, Luxembourg.
Daily Official list	Daily Official List (*Officiële Prijscourant*) of Euronext Amsterdam NV.
Dutch Disclosure Act	The Dutch Act on Disclosure of Major Holdings in Listed Companies 1996 (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*), as amended.
EU	European Union
€ or **Euro** or **EUR**	Euro, the legal currency of the European Monetary Union.
Euroclear	Euroclear Bank SA/NV, as operator of the Euroclear System.
Euroclear Nederland	*Nederlands Centraal Instituut voor Giraal Effectenverkeer BV* (NeCIGEf)
Euronext Amsterdam	Euronext Amsterdam NV, located in Amsterdam, the Netherlands.
Euronext Belgium	Euronext Brussels SA/NV, located in Brussels, Belgium.
FSMA	The UK Financial Services and Markets Act 2000.
Regulation S	Regulation S under the US Securities Act of 1933, as amended.
Securities Act	The US Securities Act of 1933, as amended.
US or **United States**	United States of America.
UK or **United Kingdom**	United Kingdom of Great Britain and Northern Ireland.

Business glossary and definitions

Adenovirus	Adenoviruses are a frequent cause of acute upper respiratory tract infections, i.e. "colds". Symptoms of respiratory illness caused by adenovirus infection range from the common cold syndrome to pneumonia, croup, and bronchitis.
AdenoSelect	This product offers custom synthesis of siRNA or cDNA adenoviral vectors specifically requested by a customer. Through the AdenoSelect system, customers can order adenovirus for single genes, multiple genes, or even request whole cDNA libraries or gene classes to be made into corresponding siRNA or cDNA adenoviruses.
Alzheimer's disease	A form of dementia first described by Dr. Alois Alzheimer and characterized by pathological lesions and cell death in a number of brain regions thereby producing severe intellectual deterioration in middle-aged and elderly persons.
Amino acids	Building blocks of peptides, polypeptides, and proteins. There are 20 common amino acids.
Antibody	A protein produced by the immune system to protect the body in response to the presence of a foreign substance (antigen).
Antigen	A (foreign) substance that induces an immune response by activating the body's immune system, thereby stimulating the production of antibodies.
APP	Amyloidß precursor protein.
Asthma	Asthma is a chronic inflammatory disease of the airways where attacks are characterized by airway inflammation, bronchial smooth muscle spasm and increased mucus secretion.
Assay	(I) A test to determine the effect of a specific protein in a specific biological process or (II) A test to determine the presence or the amount of a compound in a mixture, or the potency of a drug.
β-amyloid	Protein aggregations in the brain derived from amyloid precursor protein.
Biotechnology	The study and application of biological organisms, systems, or processes to better understand the fundamental molecular mechanism of health and disease conditions with the objective of developing products which improve the quality of life.
Breakthrough medicine	A medicine that significantly improves the treatment and management of patients with a disease by intervening in the disease process in a new or improved way over pre-existing medicines for patients with that disease.
Cell	The basic unit of living matter. All organisms are composed of cells.
cDNA	Complementary DNA. See "nucleic acid".
Chondrogenesis	The formation of cartilage.
Clinical study-phase I	The earliest trials in the development of a new treatment usually involving small numbers of healthy volunteers to determine tolerability, drug metabolism, and the safe dose range for its administration.
Clinical study-phase II	Larger trials performed in patients with the target condition in order to determine efficacy, tolerability and the most effective dose to use.
Clinical study-phase III	Very large, pivotal trials in patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment by comparing it with standard treatment and/or placebo to serve as the principle basis for regulatory approval.
Collagenolytic	Relating to or having the capacity to lyse collagen, gelatin, and other proteins containing praline.
Compound	A compound is a chemical substance formed from two or more elements.
CRO	Contract research organization.
Cytokine	A class of substances that are produced by the immune system and can affect immune response.
Dementia	An organic mental syndrome characterized by a general loss of intellectual abilities involving impairment of memory, judgment, and abstract thinking as well as changes in personality.

De novo	New.
DNA	Deoxyribonucleic acid. See “nucleic acid”.
DNA probes	A short segment of DNA that is used to detect a complementary DNA sequence that may be present in a sample. The DNA sequence to be detected is usually that of an infectious agent or of human origin.
Drugable (genes)	Those gene classes that are of most value for pharmaceutical development.
Efficacy	Effectiveness for intended use.
ELISA	Enzyme-linked immunosorbent assay, a type of non-radioisotopic immunological assay for the detection of a specific antigen or antibody (e.g. virus, hormone), the presence or quantity of which is shown by an enzymatically catalyzed color reaction.
EMEA	European Medicines Evaluation Agency, the regulatory authority that controls drug development and approval in the European Union.
Enzyme	A molecule, generally a protein, facilitating or speeding up a specific biological reaction in the body.
Ex vivo	Outside of living organisms.
FDA	Food and Drug Administration, the regulatory authority that controls drug development and approval in the United States.
FLeXSelect®	An arrayed adenoviral library collection containing full-length cDNAs corresponding to genes belonging to human drugable gene families as well as the secreted protein class.
Functional genomics	The study of the functions of individual genes.
Gene	The basic hereditary unit, a segment of nucleic acid coding for a specific protein.
Genome	All the genetic material in the chromosomes of a particular organism. Genome size is generally given as its total number of base pairs.
GLP	Good laboratory practice.
GPCR	G-protein coupled receptor.
High-throughput screening	A fully automated processes for conducting high-throughput screens of gene function and compound activity.
In situ	In place.
In vitro	Outside of the body (*e.g.* in test tubes).
In vivo	In living organisms.
***In vivo* disease model**	Proof-of-principle animal model that effectively mimics the human disease. The disease model is used to test pre-clinical product candidates for efficacy.
In-/out-licensing	Receiving/granting permission from/to another company or institution to engage in a business activity or occupation which would otherwise be unlawful.
IP	Intellectual property.
Kinase	A class of enzymes that catalyzes the transfer of a phosphate group from ATP to another molecule; this protein class is generally considered small molecule tractable (drugable) by the pharmaceutical industry.
Knock-down	Reduce level of expressed mRNA resulting in a decrease of the amount of the corresponding protein in the cell, an effect similar to inactivating the protein by a small molecule drug.
Knock-in or **over-expression**	Increase level of expressed mRNA resulting in an increase of the amount of the corresponding protein in the cell, an effect similar to activating the protein by a small molecule drug.
Laboratory notebook	A hardbound book with numbered pages where lab and patent work is documented. All work in the laboratory notebook is signed by the author and co-signed by a witness.
LIMS	Library information management system.
Marker	Any substance of which the presence or level is measured for diagnostic or monitoring purposes.

Mechanism of action	An identification of the specific molecular targets to which a pharmacologically active substance binds or whose biochemical action it influences.
Mutagenicity	The capacity to cause permanent alteration in the genetic material of cells
NDA	New drug application.
Nutraceutical	Any substance that is a food or a part of a food and provides medical or health benefits, including the prevention and treatment of disease.
NSAID	Non-steroidal anti-inflammatory drug.
Nucleic acid	DNA (deoxyribonucleic acid) or RNA (ribonucleic acid), molecules carrying the heredity information of living organisms.
Oligonucleotide	Sequence of a few to many hundreds of nucleotides, linked with each other.
Osteoarthritis	Degenerative joint disease where the normal cartilage lining is gradually worn away, exposing the underlying bone and causing chronic pain.
Osteoblast	A cell from which bone develops.
Osteoporosis	Disorder characterized by a loss in bone mass that leads to decreased bone strength and an increased risk of fracture.
Pathogenesis	The manner in which a disease develops.
Peptide	A molecule composed of amino acids. Larger peptides are generally referred to as polypeptides.
PER.C6®	The PER.C6 cell line and related technology is a system developed by Crucell that allows the construction of adenoviruses that are replication incompetent. The resulting viruses can be used to infect human cells, cell lines, or in animal model studies.
PhenoSelect®	An ARRAYED adenoviral cDNA library containing over 120,000 cDNA sequences derived from normalized placental tissue cDNA library. Sequence sampling indicates that over 25% of this collection contains full-length cDNAs.
Phenotype	The observable physical or biochemical characteristics of an organism, as determined by both genetic makeup and environmental influences.
Pre-clinical study	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of *in vitro* and *in vivo* screening, pharmaco kinetics, toxicology, and chemical upscaling.
Protein	A molecule produced by cells, composed of a long chain of amino acids.
Registration	Obtaining the authorization or license to market a product from a regulatory authority (*e.g.* FDA in the United States, EMEA in Europe).
Rheumatoid arthritis	A chronic, systemic inflammatory disease usually causing synovial inflammation at peripheral joints leading to cartilage destruction, bone erosion and joint re-modeling.
Receptor	A protein, often residing in a cell membrane, that recognizes and binds specific molecules and, in doing so, elicits a biological response.
RNA	Ribonucleic acid. See "nucleic acid".
RNAi	RNA interference. A tool to reduce the expression of specific proteins.
ShRNA	Short hairpin RNA.
SiRNA	Small interfering RNA.
SilenceSelect®	An arrayed adenoviral collection of knock-down sequences targeting over 4,000 human genes belonging to drugable gene families.
Synoviocytes	Specialized cells in human joints.
Target	Protein that is the focus of drug development.
TNF	Tumor necrosis factor. A cytokine produced by cells of the immune system.
Transcript	Specific messenger RNA transcribed from a gene that codes for a single protein; from a single gene multiple mRNAs can be transcribed (multiple transcripts) each leading to different proteins.
Virus	A non-cellular biological entity that can reproduce only within a host cell. Viruses consist of nucleic acid covered by protein coats. Once inside the infected cell, the virus uses the synthetic capability of the host to reproduce itself

APPENDIX 1: PRESS RELEASES 2004-2005

Galapagos raises € 20 million with IPO on Euronext Brussels and Euronext Amsterdam

Mechelen, Belgium, May 5, 2005 – Galapagos NV, a genomics-based drug discovery company, announces the details of its capital increase and listing on Euronext Brussels and Euronext Amsterdam. Galapagos will issue 2,857,142 shares (excluding the shares to be issued in connection with the over-allotment option and warrants) at a price of € 7.00 per share. As a result Galapagos raises € 20 million for financing its research in developing drugs for the bone and joint diseases. KBC Securities and Kempen & Co act as joint lead managers and joint bookrunners in this offering, Fortis is co-manager.

In total 2,939,704 new shares will be issued, of which 82,562 in connection with the exercise of warrants, excluding the over-allotment option. Together with the existing shares, the total number of outstanding shares will be 8,878,258. The issue price of € 7.00 is based on the bookbuilding system. Circa 91% of the shares will be allocated to institutional investors and circa 9% to retail investors.

The Galapagos shares will be listed on Eurolist by Euronext Brussels and Euronext Amsterdam. Trading in the shares will commence on Friday May 6, 2005, at 9.00 hours CET. Delivery and payment of the shares Galapagos will take place on Tuesday May 10, 2005. In relation with the offering, Galapagos has granted an over-allotment option to the lead managers to purchase up to 428,571 newly issued shares to cover over-allotments. This option is exercisable as of the first day of listing until 30 calendar days thereafter. The lead managers reserve the right to withdraw the transaction until the day of delivery and payment of the shares. Any allocations made will then be reversed. Payments, if any, on the allocated shares will be refunded excluding bared interest or other compensation.

In reaction to the placement, Onno van de Stolpe, CEO of Galapagos, said: "We are delighted with the success of the capital increase and the listing on Euronext. The book has been filled by a large number of quality investors throughout Europe. We are also pleased that in the end, after the adjustment of the offer size, the offer was substantially oversubscribed. We suffered from poor market sentiment during the book building and have adjusted the offering adequately. Galapagos now has almost € 30 million available to further develop our drugs for rheumatoid arthritis, osteoporosis and osteoarthritis and bring them to the clinic for at least two years. I am pleased that, in close cooperation with Kempen & Co and KBC Securities, we have been able to finalise the listing within only four months and that we can now focus again on further extending Galapagos as one of the top biotech companies in the Benelux."

Galapagos extends subscription period for shares Galapagos

Mechelen, Belgium, April 29, 2005 – Galapagos NV, a genomics-based drug discovery company, announces that it extends the subscription period for the intended capital increase and adjusts the price range and size of the offering. The subscription period will be open until Wednesday May 4, 2005, 16.00 hours CET, and the adjusted price range for the shares is € 7 to € 8.

Offering, over-allotment and listing

The adjusted offering comprises up to € 20 million in newly issued shares and up to 82,562 newly issued shares through the exercise of warrants. In relation to the offering, Galapagos has granted an over-allotment option to the lead managers to purchase up to an additional € 3 million in newly issued shares. Therefore the maximum number of the shares that will be issued is 3,368,276, including the over-allotment option. The shares will be placed through a public offering in both Belgium and the Netherlands in combination with an international private placement. Application for listing has been made on the Eurolist by Euronext Brussels and Euronext Amsterdam. Listing is expected on Friday May 6, 2005.

Subscription period and pricing

The subscription period for the shares has been extended until Wednesday May 4, 2005, 16.00 hours CET. The price for the shares is expected to be between € 7 and € 8. Subscriptions that have already been made will remain valid and investors may enter new subscriptions through their banks and/or revise their current subscriptions. The definitive price and the number of shares placed with investors will be determined and announced following the closing of the subscription period.

"Institutional and retail clients have shown broad interest in our floatation," said Onno van de Stolpe, CEO of Galapagos. "This underlines that we have been able to convince investors of the strength of our message and our company. However, the IPO climate is currently difficult. We therefore believe that it is in the interest of all parties concerned to adjust the size of the capital increase and the price range. After these adjustments, the book is now strongly oversubscribed and we expect to place the shares successfully. Euronext regulations require us to extend the subscription period with another three days."

Galapagos NV applies for listing on Euronext Brussels and Euronext Amsterdam

Mechelen, Belgium, April 15, 2005 – Galapagos NV, a genomics-based drug discovery company, today announces the details of its intended capital increase and stock exchange listing on Euronext Brussels and Euronext Amsterdam. The price for the shares is expected to be between € 8.00 and € 10.00. Subscription for the shares will be open as of Monday April 18, 2005. The prospectus will be available as of Saturday April 16, 2005. Galapagos has appointed KBC Securities and Kempen & Co as joint lead managers and joint book runners and Fortis Bank as co-manager.

Offering, over-allotment and listing

The offering comprises up to € 35 million in newly issued shares and up to 82,562 newly issued shares through the exercise of warrants. In relation to the offering, Galapagos has granted an over-allotment option to the lead managers to purchase up to an additional € 5.25 million in newly issued shares. The shares will be placed through a public offering in both Belgium and the Netherlands in combination with an international private placement. Application for listing has been made on the Eurolist by Euronext Brussels and Euronext Amsterdam.

Subscription and pricing

The subscription period for the shares lasts from Monday April 18, 2005, 09.00 hrs CET, until Thursday April 28, 2005, 16.00 hrs CET. The lead managers reserve the right to close the subscription period at an earlier date and time. The price for the shares is expected to be between € 8.00 and € 10.00. The lead managers reserve the right to change the price range prior to the closing of the subscription period, after which the subscription period will stay open for at least two banking days. However, the price for retail investors will never exceed € 10.00. The definitive price and the number of shares placed with investors will be determined and announced following the closing of the subscription period.

Rationale for the offering and use of proceeds

The principal purposes of the offering are to increase Galapagos' capitalization and financial flexibility, to facilitate access to public capital markets and to provide a public market for Galapagos' shares. Galapagos intends to use the net proceeds of the offering to (i) fund therapeutic research and development programs, (ii) finance technology development, (iii) protect its intellectual property, (iv) in-license drug candidates, and (v) make acquisitions that strengthen the company's position and create value for the shareholders.

"We feel that Galapagos is ready to continue its life as a public company," says Onno van de Stolpe, CEO. "The company has made substantial progress over the past few years and now has a promising pipeline of disease-modifying targets and molecules for the bone and joint diseases. The combination of our high upside drug discovery program with our profitable service division provides an attractive competitive edge in the biotechnology industry. Our long list of corporate partners shows the acceptance of our technology by the industry and provides quality of recurring revenues."

Cystic Fibrosis Foundation Therapeutics and Galapagos Initiate Alliance to Discover Drug Targets - Galapagos and Cystic Fibrosis Foundation Therapeutics Sign €1.3 million* Agreement

Mechelen, Belgium; Leiden, The Netherlands; and Bethesda, Maryland, USA; April 14, 2005 - Cystic Fibrosis Foundation Therapeutics, Inc. (CFFT), the drug discovery and development affiliate of the Cystic Fibrosis Foundation, and Galapagos, a genomics-based drug discovery company, have initiated a two-year target discovery alliance. The organizations will apply Galapagos' adenoviral siRNA (SilenceSelect®) and cDNA (FLeXSelect®) collections and expertise in assay design to discover and validate novel drug targets for the development of new cystic fibrosis (CF) therapies. Galadeno, Galapagos' services unit, will perform the research in this collaboration. Under the terms of the agreement, Galapagos will receive €1.3 million*, from CFFT. In addition, Galapagos has the option to further develop the targets identified in its drug discovery programs.

"We are excited about this opportunity to apply our adenoviral collections and screening expertise to CFFT's target discovery program," said Onno van de Stolpe, CEO of Galapagos. "The fact that Galadeno has been selected by CFFT to assist them in their research program underlines the competitive edge of our technology in finding potential drug targets for various diseases."

Cystic fibrosis is a genetic disease affecting approximately 30,000 children and adults in the United States alone. A defective gene causes the body to produce abnormally thick, sticky mucus that blocks the airways, leading to life-threatening lung infections, and that obstructs the pancreas, causing difficulty absorbing food. The median life expectancy of CF patients has improved from early childhood to the mid-30s today, but many individuals battle lung disease for years.

"This alliance will enable us to apply Galapagos' innovative target discovery platform to identify novel targets for the treatment of CF," said Robert J. Beall, Ph.D., president and CEO of the CF Foundation and CFFT. "That Galapagos can also offer us the opportunity to further develop these targets in their own drug discovery programs was another key consideration in our decision to join forces with them."

*The award amount is €1.3 million, which is approximately $1.7 million, based on current exchange rates.

Galapagos appoints Andre Hoekema as Managing Director Galadeno

Mechelen, Belgium and Leiden, The Netherlands, April 12, 2005 – Galapagos, a genomics-based drug discovery company, has appointed Dr. Andre Hoekema as Managing Director of Galadeno, Galapagos' services unit. Galadeno has a proven track record in novel target discovery using adenoviral siRNA technologies, endorsed by top tier pharmaceutical companies. With this appointment, Galapagos further strengthens its management to lead the company in its next phase of development.

"We are very pleased to have someone of Andre's caliber lead our services unit," commented Onno van de Stolpe, CEO of Galapagos. "Andre brings to Galapagos a vast experience in the biotech industry and a solid background in business development. His invaluable expertise will be a tremendous asset to the Galapagos organization."

"I am excited to join Galapagos, given its strong commitment and innovative approach to target and drug discovery, and I am looking forward to applying my experience to further the growth of Galapagos," said Andre Hoekema.

Dr. Andre Hoekema (47) joins Galapagos from Invitrogen Corporation, where he served as the Managing Director of Corporate Development Europe. He brings 20 years of biotech experience from positions at Molecular Probes Europe (Managing Director), Crucell (Director of Business Development), DSM Life Sciences (R&D and Project Management) and Genentech (R&D). Hoekema has a PhD in Physics and Mathematics from Leiden University. His thesis focused on the invention of the binary vector system, a novel approach to plant genetic engineering. Andre is the inventor of over 20 series of patent applications and has authored more than 30 scientific articles.

Staf Van Reet to lead Galapagos Corporate Development

Mechelen, Belgium and Leiden, The Netherlands, March 31, 2005 – Galapagos, a genomics-based drug discovery company, announces that it has appointed Staf Van Reet as VP Corporate Development. Dr. Van Reet will be responsible for in-licensing (pre-)clinical compounds and building a clinical development team at Galapagos. With this appointment, Galapagos further enhances its drug discovery operations, which are predominantly aimed at developing breakthrough medicines for the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis.

"We are very pleased to welcome Staf Van Reet on board during this exciting time for Galapagos," commented Onno van de Stolpe, CEO of Galapagos. "Staf's many years of experience in the successful discovery and development of medicines will be a valuable asset in furthering Galapagos' drug discovery activities and in building a first class clinical development program."

"I am looking forward to building a product pipeline and a clinical development team at Galapagos," said Staf Van Reet. "After working on the discovery and development of novel medicines during most of my career with Johnson & Johnson, I find it an exciting opportunity to now apply my knowledge and experience in the dynamic and entrepreneurial setting of a biotech company."

Dr. Van Reet joins Galapagos after many years with Johnson & Johnson. Most recently he was VP of the Johnson & Johnson Development Corporation, the corporate venturing unit of Johnson & Johnson. Dr. Van Reet joined Janssen Pharmaceutica, an affiliate of Johnson & Johnson, in 1972 as a scientist and he has had various positions within the company, including President of the Janssen Research Foundation and Managing Director of Janssen Pharmaceutica NV. He was also Vice Chairman of the Executive Committee of the Janssen Group. He holds a degree in Applied Biological Sciences and a PhD in Agricultural Sciences from the University of Leuven. Additionally, Dr. Van Reet studied Law at the University of Antwerp and is a qualified Belgian and European Patent Attorney.

TNO and Galapagos enter into drug target characterization collaboration

Leiden, The Netherlands, March 29, 2005 – TNO, a recognized research and technology organization for amongst others the pharmaceutical and biotech industry, and Galapagos, a leading genomics-based drug discovery company, announced today that they have entered into a multi-target characterization collaboration. In this project, TNO will apply its expertise and experience in protein chemistry to further characterize Galapagos' proprietary disease targets.

The project is part of a research program sponsored by the Dutch government through SenterNovem and will combine the capabilities and know-how of TNO and Galapagos to develop protein technologies that will allow progression of the disease targets to the drug discovery stage. The collaboration will entail the development of expression systems, protein purification and protein activity methodologies.

"TNO is delighted to further expand its relationship with Galapagos," said Renger Witkamp, Director Sales and Business Development Pharma. "Once more TNO's proven track record in providing expertise and research services to the biotechnology industry has made us the partner of choice for such a knowledge-intensive project. The collaboration also fits well in our strategy to help expand the biotechnology sector in the Netherlands."

"We are pleased to announce this collaboration with TNO," said Onno van de Stolpe, Galapagos' CEO. "We will gain access to specific expertise that will further strengthen our recent transition into a drug discovery company."

Galapagos is considering a stock exchange listing

Mechelen, Belgium, March 9, 2005 – Galapagos Genomics NV, a genomics-based drug discovery company, announces that it is considering a Euronext stock exchange listing in 2005. The primary reason for the listing is to raise additional funds to enhance Galapagos' drug discovery operations, which are predominantly aimed at developing breakthrough medicines for the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis.

Galapagos has already successfully discovered and validated novel targets in these bone and joint dis-

eases, as well as in its asthma and Alzheimer's disease programs. Moreover, Galapagos recently partnered its asthma program with GlaxoSmithKline.

Boehringer Ingelheim Licenses Results from Target Discovery Collaboration with Galapagos

Mechelen, Belgium, January 20, 2005 – Galapagos announced today that Boehringer Ingelheim has successfully used Galapagos' SilenceSelect™ gene knock-down platform to identify a number of genes that were shown to influence viral replication in human cells. Under the terms of an agreement made in October 2003, licensing of these potential targets will trigger a milestone payment to Galapagos. Further financial terms were not disclosed.

The SilenceSelect™ collection is offered by Galadeno, Galapagos' genomics services unit. The adenoviral collection contains siRNA knock-down sequences targeting over 4,000 human drugable transcripts, where drugable represents those gene classes of most value for pharmaceutical development.

"We are very pleased with the results from the collaboration with Galapagos, and look forward to pursuing our studies on these potential antiviral targets" said Michael Cordingley, VP of Research at Boehringer Ingelheim's virology research center in Laval, Quebec, Canada.

"This collaboration proves that the SilenceSelect platform works not only in the hands of Galapagos, but performs equally as well in the hands of our customers. In addition, we are pleased this confirms that our approach is also applicable in infectious diseases," said Dirk Pollet, Galapagos' VP Business Development. "Time after time, our target discovery platform delivers for our partners, opening significant opportunities for continued collaboration."

GlaxoSmithKline forms Target Discovery Alliance in Asthma with Galapagos

Mechelen, Belgium, January 5, 2005 – Galapagos today announced that it has entered into a target licensing and multi-year target identification collaboration in respiratory and inflammatory diseases with GlaxoSmithKline (GSK). Within the agreement, GSK gains an exclusive license to novel disease modifying drug targets that have been discovered by Galapagos in its asthma and allergy program using its siRNA based adenovirus discovery technology. In addition to the target licensing, GSK entered into a three-year partnership with Galadeno, Galapagos' reagents and services division, to discover further targets that are disease modifying in asthma and inflammatory diseases. Within this collaboration, Galadeno will use its assay development and screening expertise in combination with its SilenceSelect gene knock-down platform to discover and validate novel drug targets in multiple disease pathways. Under the terms of the agreement, Galapagos receives an upfront payment, research funding, and is eligible for milestone payments on targets taken into development by GSK. Full financial details of the collaboration were not disclosed.

"We are excited that we have now partnered our asthma program with the leading player in this disease area" said Onno van de Stolpe, CEO of Galapagos. "The licensing of our targets to GSK is a strong endorsement of our discovery platform and disease expertise".

"This long term alliance with one of the largest pharmaceutical companies in the world is an important milestone for our recently established service unit" said Andrea Grant, Managing Director of Galadeno. "We are looking forward to be working with GSK's disease experts over the coming years and we are confident that we will deliver a continuous stream of novel, well-validated drug targets to their compound screening programs".

Graham Dixon joins Galapagos as Chief Scientific Officer

Mechelen, Belgium, November 30, 2004 – Galapagos announced today that Graham Dixon has been appointed Chief Scientific Officer (CSO). Dr. Dixon will be responsible for directing the target selection and drug discovery research at Galapagos. As a result of the progress that the company has made in target identification and validation over the past five years, Galapagos is progressing into a new phase whereby it is developing drugs based on its proprietary drug targets in core disease areas and building the necessary drug discovery infrastructure. "We are delighted that Graham has joined Galapagos as a key mem-

ber of our executive team," stated Onno van de Stolpe, CEO of Galapagos. "Graham brings significant pharma experience to the organization that will be essential for progressing our drug discovery research." Before joining Galapagos, Dr. Dixon held the position of CSO at both Entomed in Strasbourg, France and F2G in Manchester, UK. Prior to his position at F2G, Dr. Dixon spent eight years at AstraZeneca, holding various management positions within research and development at the Alderley Park site in the UK. Dr. Dixon holds a Ph.D. in biochemistry from the University of Swansea, UK and was a postdoctoral fellow at the University of Swansea and King's College (London). "I am looking forward to leading Galapagos into its drug discovery phase," said Dr. Dixon. "The company has already proved that its adenoviral-based genomics platform is successful in validating targets, now we have the exciting challenge of developing disease-modifying drugs that act via these targets."

Celgene and Galapagos Enter Target Discovery Collaboration

Warren, NJ and Mechelen, Belgium, November 18, 2004 – Celgene (NASDAQ: CELG), a leading global biopharmaceutical company with focus on the discovery, development and commercialization of innovative therapies for unmet medical needs in cancer and inflammatory disease, and Galapagos, Europe's leading target discovery and adenoviral services company, today announced that they have entered into a multi-year target discovery collaboration.

Under the terms of the agreement, Galadeno (Galapagos' wholly owned services unit) will provide Celgene with its adenoviral siRNA and cDNA libraries, SilenceSelect ™ and FLeXSelect ™. These libraries enable the knock-down or over-expression of the human drugable genome in human primary cell assays. Celgene will use these libraries across Celgene's research programs to study key disease pathways and identify novel drug targets. Financial terms of the agreement were not disclosed.

"Galadeno is unique in the siRNA field right now, due to their in depth experience of not only providing tools, but also applying them in complex biological assays," said Celgene's CSO, Dr. David Stirling. "This expertise, combined with their robust technology platform gives us confidence regarding the discovery prospects for this collaboration."

"We are delighted to be working with Celgene which is one of the most exciting biopharmaceutical companies in their field," said Onno van de Stolpe, CEO of Galapagos. "We are also very pleased that Celgene has joined the growing number of companies that have chosen to use our adenoviral siRNA and gene expression technologies to drive their target and drug discovery effort."

Wyeth selects novel drug targets in osteoporosis collaboration with Galapagos

Mechelen, Belgium, November 9, 2004 – Galapagos Genomics announced today that it has reached a research milestone in its osteoporosis discovery program with Wyeth Pharmaceuticals, the pharmaceutical division of Wyeth (NYSE: WYE). Within the program, which was initiated November 2003, Galapagos has used its osteoporosis disease expertise in combination with its SilenceSelect™ adenoviral siRNA platform to discover and validate novel drug targets that may affect bone remodeling. Wyeth has now selected a set of these targets for internal development, triggering a financial milestone for Galapagos. As these targets are progressed by Wyeth, Galapagos has rights to additional milestone payments that could amount up to $40 million.

"We are excited that we have successfully delivered on our commitments in our osteoporosis program with Wyeth. The selection of these targets is a critical decision as it forms the basis for the development of novel medicines," said Onno van de Stolpe, CEO of Galapagos. "The milestone by Wyeth underlines the power of the SilenceSelect platform as a powerful tool to discover novel drug targets and confirms the strength of our discovery biology research team in osteoporosis".

Galapagos appoints Raj Parekh as Chairman and Wilson Totten to Board of Directors

Mechelen, Belgium, October 5, 2004 – Galapagos Genomics NV announced that it has appointed Raj Parekh, Ph.D. as Chairman and Wilson Totten, M.D. to the company's Board of Directors.

"I am very pleased to have both Raj Parekh and Wilson Totten join our board at this time," said Onno van de Stolpe, Chief Executive Officer. "Their experience in building major biotechnology companies in drug discovery and development will be very valuable to Galapagos in our transition into drug discovery."
Dr. Parekh (44) is currently Entrepreneur in Residence at Abingworth, a UK venture capital company. He co-founded Oxford GlycoSciences (OGS) in 1988 and was Chief Scientific Officer and Senior Vice President of Research and was instrumental in the flotation of the company in 1998 and its recent merger with Celltech.
Dr. Totten (49) is CEO of ProStrakan, a company formed by the recent merger of Strakan and Proskelia. Until recently, he was Group R&D Director at Shire. At Shire, Dr. Totten was responsible for research and drug development, and involved in all commercial aspects. Before joining Shire in 1998, he was Vice President of Clinical R&D with Astra Charnwood from 1995 to 1997. Before that Dr. Totten was Director of Drug Development for Fisons Pharmaceuticals and Medical Director at 3M Health Care.

Galapagos announces the separation of its drug discovery and target discovery service - forms Galadeno as an independent business unit

Mechelen, Belgium, September 22, 2004 – Galapagos Genomics NV, Europe's leading target discovery company, announced today that it has created a new business unit for its viral based discovery and validation service. This unit will operate under the name Galadeno from the Galapagos facility in Leiden. The drug discovery business will be conducted from the Mechelen facility and continue to trade under the name Galapagos. Commenting on this separation of the service unit, Onno van de Stolpe, CEO of Galapagos, said "Both Galadeno and our drug discovery programs have made great progress this year - with Galadeno now a profitable unit and our drug discovery based on programs built around proprietary targets, this separation will allow each unit to grow in a dedicated way." Dr. Andrea Grant, formerly Galapagos' Director of Business Development, has been appointed as Managing Director of Galadeno. "Our adenoviral reagent and functional screening business is recognised as the leading target discovery and validation service by the pharmaceutical industry," said Dr. Grant "As an independent unit, Galadeno will be better able to focus on expanding the business, supporting our customers, and maintaining our industry-leading position." Galadeno will offer both individual adenoviral based siRNA and full-length gene reagents for drug target discovery and validation. Furthermore, the company will provide access to its human drugable genome collections FLeXSelect™ (cDNA) and SilenceSelect™ (siRNA), for customers wishing to perform functional screens. In addition, Galadeno will continue to offer its unique human primary cell based functional screening platform to partners who wish to apply genome-wide siRNA and cDNA screening to novel target discovery and drug mechanism of action studies. "This technology platform has delivered novel, validated drug targets in five disease areas within Galapagos own discovery research in the last twelve months," noted Dr. Grant, "and as such, is the most successfully applied functional screening platform in the industry. Under this new organisational structure we ensure improved access for the pharmaceutical and academic communities to our unique adenoviral tools and cellular screening expertise and continued delivery of value across the marketplace.

BioFocus and Galapagos enter drug discovery collaboration

BioFocus to discover drug leads for validated disease targets

Chesterford Research Park, UK and Mechelen, Belgium, August 23 2004 – BioFocus plc (AIM: BIO), a world leader in collaborative drug discovery, and Galapagos Genomics NV, Europe's leading target discovery company, announce today that they have entered into a multi-target collaboration. The collaboration will combine BioFocus' integrated drug discovery engine with Galapagos' extensive expertise in target validation and cellular models of human disease.
Under the terms of the agreement, Galapagos will provide validated drug targets and BioFocus will discover and progress potential drugs to the lead compound stage. Galapagos will further develop these compounds into novel drugs for treating diseases of unmet medical need. The collaboration will be focused on discovering lead compounds against members of an important class of drug targets known as

kinases. Throughout the pharmaceutical industry, drugs targeting kinases are being developed to treat a wide range of disease indications such as cancer, inflammation, obesity and diabetes.

Geoff McMillan, BioFocus's Chief Executive, said: "We are delighted to be collaborating with Galapagos. Once more, BioFocus' proven track record to deliver novel drug leads, has made us the partner of choice for providing solutions to industry. This collaboration also highlights the growth of opportunities for BioFocus with functional genomics companies that have a pipeline of validated targets and are looking for novel drug starting points."

Onno van de Stolpe, Galapagos's Chief Executive, said: "We are pleased to announce this important step forward for Galapagos and believe that the kinase discovery platform offered by BioFocus will allow us to rapidly progress our validated kinase targets. This collaboration marks the start of our transition into drug discovery and will form the basis of novel therapies for patients whose disease is poorly treated by existing medications."

Galapagos reports success in identification and validation of proprietary drug targets and moves into drug discovery

Mechelen, Belgium, June 7, 2004 – Galapagos Genomics NV, Europe's leading target discovery company, announced today that it has identified, validated and filed patent applications on several novel drug targets in Alzheimer's disease, osteoporosis, osteoarthritis, rheumatoid arthritis and asthma. Galapagos has recently initiated small molecule drug development programs based on these proprietary targets. In order to expedite the building of chemistry programs around its target portfolio, Galapagos has recruited Dr. Philip Huxley as Senior Director of Drug Discovery.

Galapagos uses its adenoviral based over-expression (FLeXSelectTM) and siRNA knock-down (SilenceSelectTM) collections to identify genes that modulate selected diseases in human cell models. In addition to applications in its core disease areas, Galapagos provides access to its discovery technology to a number of corporate partners. Galapagos delivers its partners validated targets that are drugable, disease modifying, and ready to be taken into small molecule screens.

"We are very pleased to see that our target discovery engine in combination with our disease biology expertise has delivered an exiting set of proprietary targets that are ready to be taken into small molecule screening," said Onno van de Stolpe, CEO of Galapagos "With the addition of Phil Huxley to the team, we can enter the targets into drug discovery and rapidly move compounds towards the clinic."

Dr. Phil Huxley joined Galapagos in May 2004 to head the drug discovery activities and initiate screening and hit-to-lead programs. Previously, Dr. Huxley was with Avidex in Abingdon, UK, where he had been Head of Drug Discovery since 2000. Prior to that, he was Head of Molecular Design at British Biotech in Oxford, UK. He obtained his PhD in Theoretical Chemistry from the University of Sussex in Brighton.

Galapagos Receives Grant for Alzheimer's Disease Research

Mechelen, Belgium, February 12, 2004 – Galapagos Genomics, the Belgian functional genomics company, today announced that it has been awarded by the IWT (The Flemish Institute for the Promotion of Industrial Scientific-Technological Research) a € 1.4 million technology development grant in Belgium for Alzheimer's disease research.

Galapagos will build a number of Alzheimer's disease relevant assays using neuronal cells and will use these in combination with its adenoviral based target discovery platform. Functionally identified and validated targets will lead to drug discovery programs that ultimately will be partnered with pharmaceutical companies to develop new Alzheimer's disease therapeutics.

"We are very pleased with this IWT grant, as it enables us to expand our discovery activities in one or our core disease areas," said Onno van de Stolpe, CEO of Galapagos. "The continuing support from Flanders over the years has helped Galapagos to build its technology and disease programs and is an confirmation of the quality of the research at Galapagos".

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